Form 20-F
period 2016-12-31
Yintech Investment Holdings Ltd
filed 2017-04-24
CIK 1661125

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2016.

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 001- 37750

Yintech Investment Holdings Limited
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

12th Floor, Block B, Zhenhua Enterprise Plaza No.3261 Dongfang Road Pudong District, Shanghai, 200125 People’s Republic of China
(Address of principal executive offices)

Jingbo Wang, Chief Financial Officer, Telephone: +86 21-2028-9009

Email: jingbo.wang@baidao.com

12th Floor, Block B, Zhenhua Enterprise Plaza

No.3261 Dongfang Road

Pudong District, Shanghai, 200125

People’s Republic of China

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American depositary shares (each representing 20 ordinary shares, par value US$0.00001 per share)	The NASDAQ Stock Market LLC (The NASDAQ Global Select Market)
Ordinary shares, par value US$0.00001 per share*	The NASDAQ Stock Market LLC (The NASDAQ Global Select Market)

* Not for trading, but only in connection with the listing on The NASDAQ Global Select Market of American depositary shares. Currently, one ADS represents 20 ordinary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

1,377,708,575 ordinary shares, par value US$0.00001 per share, as of December 31, 2016.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes   ☒ No

If this report is an annual or transaction report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes   ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☒

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standard Boards ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes   ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes   ☐ No

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report on Form 20-F only:

•                  “active account” refers to a tradable account that executed at least one trade through us in a given period;

•                  “ADSs” refers to our American depositary shares, each of which represents 20 ordinary shares, and “ADRs” refers to the American depositary receipts that evidence our ADSs;

•                  “spread fee” refers to the difference, as set by the exchanges, between customers’ buying and selling prices quoted by the exchanges, which can be expressed either as a fixed amount per weight unit or a fixed percentage of the notional transaction value;

•                  “BVI” refers to the British Virgin Islands;

•                  “China” or “PRC” refers to the People’s Republic of China, excluding, for purposes of this annual report, Hong Kong, Macau and Taiwan;

•      “CRM system” refers to customer relationship management system

•                  “equity” refers to, with respect to online spot commodity trading, the value of a trading participant’s account, which is the net aggregate of its deposits, withdrawals, closed positions and open positions;

•                  “Euromonitor” refers to Euromonitor International Limited;

•                  “hedge” refers to economic hedging transaction we enter into with various counterparties to manage our market risk exposure;

•                  “liquidation” refers to, with respect to online spot commodity trading, the mandatory termination and  settlement of a trading participant’s positions by the exchanges;

•                  “maximum leverage ratio” refers to, with respect to online spot commodity trading, the maximum ratio set by exchanges for the notional value of a position divided by the deposit required for such a position;

•                  “ordinary shares” or “shares” refers to our ordinary shares, par value US$0.00001 per share;

•                  “our company,” “we,” “us,” “our,” or “Yintech” refers to Yintech Investment Holdings Limited, a Cayman Islands exempted company with limited liability, and except where the context otherwise requires, all of its subsidiaries or where the context refers to any time prior to its incorporation, the business which its predecessors or the predecessors of its present subsidiaries were engaged in and which was subsequently assumed by it;

•                  “principal position” refers to the trading positions we have by serving as counterparty to our customers’ trades;

•                  “risk ratio” refers to the real time equity of a member of the exchanges divided by its ending equity of the previous trading day;

•                  “RMB” or “Renminbi” refers to the legal currency of China;

•                  “tradable account” refers to a customer account that has been activated and has remained tradable as of the end of a given period; and

•                  “U.S. dollars,” “US$” or “dollars” refers to the legal currency of the United States.

This annual report on Form 20-F contains translations of certain RMB amounts into U.S. dollars at specified rates. For amounts not recorded in our combined and consolidated financial statements included elsewhere in this annual report, unless otherwise stated, all translation of financial data has been made at RMB6.9430 to US$1.00, the noon buying rate in effect on December 30, 2016, being the last business day in 2016, as set forth in the H.10 Statistical Release of the Federal Reserve Board. We make no representation that the RMB or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all. On April 14, 2017, the noon buying rate was RMB6.8835 to US$1.00.

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements that are based on our management’s beliefs and assumptions and on information currently available to us. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this annual report are forward-looking statements. These forward-looking statements can be identified by words or phrases such as “may,” “could,” “will,” “should,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “project” or “continue” or the negative of these terms or other comparable terminology. The forward-looking statements included in this annual report relate to, among others:

•                  our goals and strategies;

•                  our future business development, financial condition and results of operations;

•                  expected changes in our revenues and certain cost of expense items;

•                  our ability to attract and retain our customers and further enhance our brand recognition;

•                  our ability to provide new products and services;

•                  trends and competition in our industry;

•                  fluctuations in general economic and business conditions in the markets in which we operate; and

•                  relevant government policies and regulations relating to our industry.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, we cannot assure you that our expectations will turn out to be correct. Our actual results could be materially different from and worse than our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in the “Item 3. Key Information—D. Risk Factors” and elsewhere in this annual report. The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

PART I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not Applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3. KEY INFORMATION

A.                 SELECTED FINANCIAL DATA

As Yintech is a holding company with no substantial operation, these financial statements were prepared as predecessor financial statements by combining and consolidating all of the operating entities which were subsequently transferred to Yintech in connection with the reorganization that was completed on November 18, 2015. Prior to and following the reorganization, the operating entities are subject to identical ultimate ownership and we presented the combined and consolidated financial statements of the operating entities in a manner similar to pooling of interests. We present below our selected combined and consolidated financial and operating data for the periods indicated. The following table presents the selected combined and consolidated financial information for our company. The combined and consolidated statements of comprehensive income data for the three years ended December 31, 2014, 2015 and 2016 and the combined and consolidated balance sheet data as of December 31, 2015 and 2016 have been derived from our audited combined and consolidated financial statements, which are included in this annual report beginning on page F-1. Our historical results do not necessarily indicate results expected for any future period. The selected combined and consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited combined and consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below. Our audited combined and consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

Combined and Consolidated Statements of Comprehensive Income Data

	For the Year Ended December 31,
	2014	2015	2016
	RMB	RMB	RMB	US$
	Combined	Combined and Consolidated	Consolidated	Consolidated
	(in thousands, except per share data)
Revenues
Commissions and fees, net	860,819	990,698	2,547,043	366,850
Trading gains/(losses), net	268,850	166,428	12,563	1,809
Interest and investment income	445	4,443	4,365	629
Other revenues	27,693	84,305	155,570	22,407
Total revenues	1,157,807	1,245,874	2,719,541	391,695
Expenses
Employee compensation and benefits	(214,431)	(388,168)	(839,024)	(120,845)
Advertising and promotion	(285,732)	(221,859)	(554,291)	(79,835)
Information technology and communications	(21,238)	(32,803)	(40,905)	(5,892)
Occupancy and equipment rental	(39,487)	(41,950)	(76,594)	(11,032)
Taxes and surcharges	(18,884)	(21,711)	(30,748)	(4,429)
Intangible assets amortization	—	—	(19,081)	(2,748)
Other expenses	(58,688)	(54,164)	(107,766)	(15,522)
Total expenses	(638,460)	(760,655)	(1,668,409)	(240,303)
Income before income taxes	519,347	485,219	1,051,132	151,394
Income taxes	(37,390)	(82,204)	(125,430)	(18,066)

	For the Year Ended December 31,
	2014	2015	2016
	RMB	RMB	RMB	US$
	Combined	Combined and Consolidated	Consolidated	Consolidated
	(in thousands, except per share data)
Net income	481,957	403,015	925,702	133,328
Less: Net loss attributable to non-controlling interests	—	—	(4,966)	(715)
Net income attributable to Yintech	481,957	403,015	930,668	134,043
Earnings per share(1)
Basic	0.48	0.40	0.79	0.11
Diluted	0.48	0.38	0.75	0.11
Other comprehensive income
Unrealized gains on available-for-sale investments , net of nil income taxes	—	—	—	—
Foreign currency translation adjustment	—	1,241	42,696	6,150
Comprehensive income	481,957	404,256	968,398	139,478
Comprehensive income attributable to non-controlling interests	—	—	(4,966)	(715)
Comprehensive income attributable to Yintech	481,957	404,256	973,364	140,193

(1)         Basic and diluted earnings per share for the years ended December 31, 2014 and 2015, for which the basic average number of common shares are based on the 1,000,000,000 common shares issued by our company upon the consummation of the reorganization on November 18, 2015, as if those shares were issued as of the earliest date presented. For details, please refer to the annual report for the year ended December 31, 2014 and 2015 beginning on page F-1.

Consolidated Balance Sheet Data

	As of December 31,
	2015	2016
	RMB	RMB	US$
	(in thousands)
Assets
Cash	362,461	1,541,241	221,985
Derivative assets	445	45,569	6,563
Available-for-sale investments	75,670	218,940	31,534
Deposits with clearing organizations	239,904	265,807	38,284
Equipment and leasehold improvements	18,315	37,594	5,415
Deferred tax assets	3,782	59,551	8,577
Goodwill	—	1,069,603	154,055
Commission receivable	—	109,497	15,771
Intangible assets	—	417,257	60,098
Other assets	79,180	154,822	22,298
Total assets	779,757	3,919,881	564,580
Liabilities and Shareholders’ Equity
Derivative liabilities	14,336	—	—
Amount due to related parties	118,880	—	—
Income tax payable	23,385	145,049	20,891
Deferred tax liability	—	108,694	15,655
Accounts payable	3,645	15,274	2,200
Accrued employee benefits	76,503	231,376	33,325
Dividend payable	126,876	—	—
Other liabilities	52,535	103,507	14,909

	As of December 31,
	2015	2016
	RMB	RMB	US$
	Consolidated	Consolidated	Consolidated (unaudited)
	(in thousands)
Total liabilities	416,160	603,900	86,980
Shareholders’ Equity
Ordinary shares, USD 0.00001 par value. Authorized 3,000,000,000 shares; issued and outstanding 1,377,708,575 shares as of December 31, 2016	65	90	13
Additional paid-in capital	257,098	2,236,778	322,163
Retained earnings	105,193	1,035,861	149,195
Accumulated other comprehensive income	1,241	43,937	6,328
Equity attributable to non-controlling interests	—	(685)	(99)
Total shareholders’ equity	363,597	3,315,981	477,600
Total liabilities and shareholders’ equity	779,757	3,919,881	564,580

Summary Operating Data

The following table presents our summary operating data for the periods indicated:

	As of December 31,
	2014	2015	2016
Tradable accounts(1)	33,903	50,598	143,539

(1)         Tradable accounts refer to accounts that have been activated and have remained tradable as of the end of the period.

	For the Year Ended December 31,
	2014	2015	2016
Active accounts(1)	20,330	24,453	73,078

	RMB	RMB	RMB	US$
Customer trading volume (in millions)	623,414	659,709	2,978,321	428,967

(1)         Active accounts refer to tradable accounts that have executed at least one trade during the period.

EXCHANGE RATE INFORMATION

Our business is primarily conducted in China and substantially all of our revenues and expenses are denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On April 14, 2017, the daily exchange rate reported by the Federal Reserve Board was RMB6.8835 to US$1.00.

The following table sets forth information concerning exchange rates between Renminbi and the U.S. dollar for the periods indicated.

	Exchange Rate
Period	Period End	Average(1)	High	Low
	(RMB per US$1.00)
2011	6.2939	6.4475	6.6364	6.2939
2012	6.2301	6.2990	6.3879	6.2221
2013	6.0537	6.1412	6.2438	6.0537
2014	6.2046	6.1704	6.2591	6.0402
2015	6.4778	6.2869	6.4896	6.1870
2016	6.9430	6.6400	6.9580	6.4480
October	6.7735	6.7303	6.7819	6.6685
November	6.8837	6.8402	6.9195	6.7534
December	6.9430	6.9198	6.9580	6.8771
2017
January	6.8768	6.8781	6.9575	6.8768
February	6.8665	6.8694	6.8821	6.8517
March	6.8832	6.8940	6.9132	6.8687
April (through April 14)	6.8835	6.8899	6.8988	6.8832

Source: H.10 statistical release of the U.S. Federal Reserve Board

(1)         Annual averages were calculated using the average of the exchange rates on the average of daily rates during the relevant period. Monthly averages were calculated using the average of the daily rates during the relevant month.

B.                CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.                 REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.                 RISK FACTORS

Risks Related to Our Business and Industry

We operate in a highly regulated industry and any regulatory change may result in changes in trading models and trading rules of the exchanges we operate on, which could adversely affect our business and prospects.

As a relatively new industry, online spot commodity trading industry in China has undergone and continues to undergo significant changes in its regulatory regime. Among the three exchanges we operate on, the Shanghai Gold Exchange is established by the People’s Bank of China, or the PBOC, with the approval of the State Council of the PRC, or the State Council, and is the only national exchange for spot commodity trading in China. The Tianjin Precious Metals Exchange and the Guangdong Precious Metals Exchange are established with approval from and regulated by the provincial governments in Tianjin and Guangdong, respectively. On November 11, 2011, the State Council issued Decision of the State Council on Straightening Out and Rectifying Various Types of Trading Venues to Effectively Prevent Financial Risks, or Circular 38. On July 12, 2012, the general office of the State Council issued the Implementation Opinions on Straightening Out and Rectifying Various Types of Trading Venues, or Circular 37, to further regulate various trading exchanges established with approval from provincial or other local governments. Pursuant to Circular 37, each of the provincial governments shall conduct inspection of trading exchanges within its jurisdiction based on the guidance of Circulars 38 and 37. Exchanges that are not in compliance may be banned from launching new products, be ordered to make rectification or even be shut down.

The Shanghai Gold Exchange, as a national exchange, is not subject to such provincial inspection. As of the date of this annual report, Guangdong province has completed its inspection of exchanges in Guangdong, and the Guangdong Precious Metals Exchange has passed the inspection. However, since the Tianjin municipality has not yet completed such inspection, there are uncertainties relating to the compliance of Circulars 38 and 37 by the Tianjin Precious Metals Exchange. According to the press release dated January 10, 2017 published on the website of China Securities Regulatory Commission, recently on January 9, 2017, the Inter-ministerial Joint Meeting Office convened its third meeting and required to “Review” on the previous work of clean-up and rectification, pursuant to which, relevant authorities shall conduct an overall clean-up and rectification to trading venues within their jurisdiction. Although the Guangdong Precious Metals Exchange has passed the previous inspection, there is no guarantee that it will pass this ongoing or future inspections or comply with government regulations. In addition, different provincial governments and different departments of the central government may have different interpretations and implementation practices of Circulars 38 and 37. Therefore, the conclusion of such provincial inspection could be overruled or negated. If the Tianjin Precious Metals Exchange or the Guangdong Precious Metals Exchange were to be found non-compliant under Circulars 38 and 37, and were to be required to change or adjust its trading models or rules accordingly, or even shut down, our operation on that exchange may become less profitable or even infeasible. We may have to transfer our business and customers to other exchanges, which may result in extra expenses and adversely affect our customers’ trading experience as well as our results of operations and financial condition. If we decide to continue to operate on that exchange, we may need to adjust our business model or our business on that exchange may become less profitable both in the short term and in the long term.

Apart from Circulars 38 and 37, the State Council and provincial governments may adopt new or revise current laws and regulations, and the interpretation and implementation of such laws and regulations may vary from one locality to another. For example, the government may impose restrictions on the commodities available for trading, limit the maximum leverage ratios or trading frequencies for certain commodities, impose qualification requirements on individual investors who can trade certain commodities, or require physical settlement of spot commodity transactions. The government may even prohibit online spot trading of certain commodities. Complying with these regulations and rules could potentially make it not feasible for us to continue with certain businesses that we currently engage in or reduce our customer trading volume or customer base, thus materially and adversely affecting our revenue and business prospects.

On April 24, 2017, we were notified by Guangdong Precious Metals Exchange that it has adjusted its spot commodity trading business in light of new market development, and in particular, it will terminate the trading of all the current products on the exchange on May 6, 2017. As a result, we will no longer be able to generate revenue from our business carried out on the Guangdong Precious Metals Exchange after May 6, 2017. Our business carried out on the Guangdong Precious Metals Exchange accounted for approximately 41% of our commissions and fees in 2016 and approximately 26% of our commissions and fees in March 2017. It is unclear whether or when the Guangdong Precious Metals Exchange will introduce trading of new products in the future or, if so, what the new products will be. It also remains uncertain how the trading rules of the Guangdong Precious Metals Exchange will be changed. Our business carried out on the Shanghai Gold Exchange and Tianjin Precious Metals Exchange are not affected. At the same time, we plan to divert our resources used in our business carried out on the Guangdong Precious Metals Exchange to our other businesses.

We operate on exchanges, which provide trading platform and set trading model and rules, and any change in such trading model or rules or any adverse development on the exchanges could adversely affect our revenue and profitability.

We operate on the exchanges, which provide trading platform and set trading model and rules for all participants on the exchanges. Among the three exchanges we operate on, the Shanghai Gold Exchange adopts an order-driven trading model, while the Tianjin Precious Metals Exchange and the Guangdong Precious Metals Exchange adopt a quote-driven trading model. For a more detailed description of the trading models and rules for the three exchanges, please see “Item 4. Information on the Company—B. Business—The Commodity Exchange Systems We Operate on.” If, for example, the exchanges we operate on were to change their trading models from one to another, or change the features associated with their current trading models, we may need to adjust our business model accordingly.

In addition, the exchanges formulate their respective trading rules covering various aspects of spot commodity trading, including but not limited to, commission and fee standards, leverage ratio, trade settlement procedures, membership qualifications, risk control mechanism, as well as information management. Our commissions and fees consist of trading commissions, spread fees and overnight fees, the maximum levels of which are all set by the exchanges. If the exchanges we operate on were to reduce such fee levels, for one purpose or another, our revenue and profit may suffer. If the exchanges we operate on were to lower the maximum leverage ratio, it would reduce the maximum notional value of transaction a customer can conduct with a given amount of trading deposit, which may negatively affect our customers’ trading volume, thus negatively impact our commissions and fees as they are earned based on our customers’ trading volume. For example, Guangdong Precious Metals Exchange lowered the maximum leverage ratio for silver and other commodities from 33:1 to 12.5:1 on October 1, 2015 and further to 10:1 on February 13, 2017. In addition, the Tianjin Precious Metals Exchange lowered the maximum leverage ratio for commodities except nickel from 20:1 to 12.5:1, on April 18, 2016, and further lowered the maximum leverage ratio for all commodities to 10:1 on May 23, 2016. A lower maximum leverage ratio may negatively impact our customers’ trading volume and our commissions and fees. Any material changes in the trading models or rules of spot commodity exchanges may affect our business model, revenue composition, expenses associated with our operation, as well as costs to comply with new rules, which may adversely affect our results of operations and business. In addition, we also receive cash awards from the exchanges based on our customer trading volume, which may not continue in the future.

In addition, the exchanges we operate on are subject to certain risks of their own, including customer default risks, risks of IT system failures or malfunctions and other operational risks. For instance, since all trading orders from us and our customers are executed through the exchanges’ trading systems, we are highly dependent on the IT system of the exchanges, and any interruption, malfunction or failure of the exchanges’ systems could prevent individual customers from placing their orders timely, or result in erroneous execution of the customer’s trading orders. Any adverse change to the operations of the exchanges we operate on may adversely affect our results of operations and business prospects.

Our customer trading volume is influenced by the general trading activities in the online spot commodity trading market, which may be impacted by competing investment products, economic and market conditions and other factors that are beyond our control.

Our revenue depends in part on our customer trading volume, which is influenced by the general trading activities in the online spot commodity trading market. Online spot commodity trading, as a relatively new investment product, faces competition from other traditional investment products, including but not limited to, stock, futures, wealth management products, as well as online finance products such as peer-to-peer lending and other investment products. These alternative investment products may divert investors from or reduce their activity levels in online spot commodity trading, which may adversely affect our trading volume, revenue and business.

In addition, the general trading activities in the online spot commodity trading market may be impacted by movements and trends in the world’s commodity markets. Customer trading activities are to some extent influenced by the changes in commodity prices in international and domestic commodity markets. For instance, our customer trading volume experienced a slight decrease in the third quarter of 2015 compared with the same period of 2014, largely due to the sharp correction in A-share market from June to August 2015, which adversely affected investor’s liquidity and confidence in trading. Periods of increased fluctuations of commodity prices often coincide with larger amount of trading volume by our customers. As a result, period to period comparison of our results of operations may not be meaningful and our future operating results may be subject to significant fluctuations. The general trading activities in our industry are also directly affected by factors such as economic and political conditions, macro trends in business and finance, investors’ interest level in commodity trading and legislative and regulatory changes. Any one or more of these factors, or other factors, may reduce the trading activity level in online spot commodity trading industry and adversely affect our business and results of operations and cash flows.

We may be subject to customer claims and litigation risk which could adversely affect our reputation, business, financial condition and results of operations.

Our operation requires our employees to frequently interact with our customers and potential customers. Although we have prudent internal procedures and policies in place and we monitor employees’ interaction with customers and potential customers through our CRM system, it is difficult to detect and deter misconducts and inappropriate behaviors of all of our employees and the precautions we take to prevent and detect such behaviors may not be effective in all cases. Our employees could wrongly execute transaction orders placed by our customers via telephone, misappropriate customer information, conduct improper activities on behalf of our customers, make false or misleading statements, promise investment returns to attract customers to trade, misrecord or otherwise try to hide improper activities from us.

Misconducts by our employees or former employees could give rise to customer claims against us, including claims for negligence, fraud, failure to supervise, breach of fiduciary duty, transactions and intentional misconduct. These customer claims, regardless of their merits, could subject us to substantial losses and seriously harm our reputation. In addition, such customer claims may escalate into litigation. The outcome of any arbitration or litigation is inherently uncertain, and defending against these claims could be both costly and time-consuming, and could significantly divert the efforts and resources of our management and other personnel. A judgment against us in any such litigation could incur financial and reputation damage on our business. Even if we prevail in such litigation, we could incur significant legal expenses. In addition, the exchanges we operate on could impose certain penalties on us including suspension of trades or even termination of our membership or agent role, if we are proven to have engaged in misconduct.

We face intense competition, and if we do not compete effectively, our results of operations and our business prospects may be adversely affected.

The online spot commodity trading industry is highly fragmented and competitive with relatively low entry barriers. We compete primarily on the basis of our technology, comprehensive customer service and brand recognition. Our competitors may compete with us in the following ways:

•                  provide services that are similar to ours, or that are more attractive to customers than ours;

•                  provide products and services we do not offer;

•                  offer more aggressive rebates to gain market share and to promote other businesses;

•                  adapt at a faster rate to market conditions, new technologies and customer demands;

•                  offer better, faster and more reliable technology; and

•                  market, promote and provide their services more effectively.

Although we do not compete against other trading service providers solely based on prices, if our competitors offer their services at lower prices, we may be forced to provide more aggressive rebates to our customers and our commission and fees may decrease. Reduction in commissions and fees without a commensurate reduction in expenses would lower our profitability.

In addition, there are over 20 commercial banks operating as financial members on the Shanghai Gold Exchange, through which individual customers can open accounts and trade gold and other precious metals on that exchange. Recently, certain Internet companies also launched spot commodity trading service. Some of these competitors may have greater financial resources or a larger customer base than we do, and if we fail to compete effectively, our market position, business prospects and results of operations would be adversely affected.

Our reputation is critically important to our business. If our reputation is harmed, or the reputation of the industry as a whole is damaged, our business, financial condition, results of operations or prospects may be materially and adversely affected.

Our ability to attract and retain customers may be adversely affected if our reputation is damaged. If we fail, or appear to fail, to deal with issues that may give rise to reputational risk, our business and prospects may be harmed. These issues include, but are not limited to, mishandling customer complaints, potential conflicts of interest, privacy breaches, customer data leak, improper sales practices, as well as failure to identify legal, credit, liquidity, and market risks inherent in our business. Failure to appropriately address these issues could reduce customer confidence in us or increase customer attrition rate, which may adversely affect our reputation and business.

In addition, our ability to attract and retain customers may be adversely affected if the reputation of the industry as a whole is damaged. In recent years, certain illegal trading platforms have caused reputational damage to the entire online spot commodity trading industry. There have been news reports on alleged misappropriation of customer funds and other fraudulent activities by certain exchanges and exchange members. The perception of insufficient regulation and unfavorable reputation within the industry could materially and adversely affect our ability to attract and retain customers.

Any fraudulent or allegedly fraudulent activities in the online spot commodity trading industry, which is beyond our control, may damage the reputation of the entire industry and may adversely affect our business operations and reputation.

We have a limited operating history upon which investors could evaluate our performance and prospects.

We commenced our operation on the Tianjin Precious Metals Exchange in July 2011, on the Guangdong Precious Metals Exchange in August 2013 and on the Shanghai Gold Exchange in November 2015, when we had our first customer on the relevant exchange. Besides our relatively limited track record, two of the three exchanges we operate on have limited history. The Tianjin Precious Metals Exchange started operation in 2010 and the Guangdong Precious Metals Exchange commenced operation in 2012. Accordingly, we have a limited operating history upon which you can evaluate our performance and prospects. Our performance and prospects may be materially and adversely affected by the risks, expenses and difficulties frequently encountered in a new business in a new and rapidly evolving industry characterized by intense competition and evolving regulatory oversight and rules.

Our management team lacks experience in managing a U.S. public company and complying with laws applicable to such company, the failure of which may adversely affect our business, financial conditions and results of operations.

Our current management team lacks experience in managing a U.S. publicly traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to U.S. public companies. We became a publicly traded company in April 2016, subjecting us to significant regulatory oversight and reporting obligations under the federal securities laws and the scrutiny of securities analysts and investors. Our management had limited experience in complying with such laws, regulations and obligations. These new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, financial conditions and results of operations.

Although we have transferred our trading gains and losses to a fund through a risk and return transfer arrangement, we may still be exposed to market risks if such arrangement cannot be satisfactorily executed.

Under the current trading model of the Guangdong Precious Metals Exchange, we must unconditionally accept all trading orders from our customers and serve as counterparty to their trades. As a result, we passively take principal positions opposite to those of our customers. Historically, we have incurred net losses from such positions for certain months or quarters.

In 2015, we entered into a risk and return transfer arrangement with a fund, under which any trading gains and losses resulting from our principal positions are transferred to such fund, reducing our market risk exposure to commodity price movements. Such arrangement has taken effect since August 23, 2015 and has an initial term of five years. To guarantee the execution of such arrangement, the fund shall maintain a net asset value of no less than 100% of the aggregate minimum deposits required from us by these two exchanges. The fund has placed capital in a bank account under its name. Pursuant to the agreement, any withdrawal or transfer from the fund’s bank account requires approval from both the fund and us, providing us the ability to block any withdrawal or transfer outside of the agreed scope. As of December 31, 2016, the net asset value of such fund was RMB122.0 million (US$17.6 million). For more details of the risk and return transfer arrangement, please see “Item 4. Information on the Company—B. Business—Risk Management—Trading Related Risks—Market Risks.” If the net asset value of the fund falls below 70% of the aggregate minimum deposits required from us by the exchange, the fund is contractually obligated to request its investors to contribute additional capital. However, investors of the fund are not obligated to contribute any additional capital and if they shall decline to do so, our counterparty risk exposure to the fund would increase. In addition, if sudden adverse market movements result in substantial losses which immediately render the fund’s net assets insufficient, the fund may not be able to replenish such account as required under the risk and return transfer arrangement, and thus expose us to counterparty risk. Furthermore, if the risk and return transfer arrangement were to cease to be effective, we will be exposed to market risks on the Guangdong Precious Metals Exchange and may incur substantial financial losses caused by adverse market conditions.

We are exposed to credit risks of our trading counterparties, and any default by them may adversely impact our financials, results of operations and business.

Currently, we serve as counterparty to our customers’ trades on the Guangdong Precious Metals Exchange, exposing us to the risk of default by our customers. In the event of a sudden, large market price movement against a customer’s position, his or her equity may drop to below zero instantly before the exchange is able to liquidate his or her position. As a result, we are subject to default risks if the customer with a deficit in his or her account refuses to pay us back. Historically, there was one incident of deficit incurred by 153 customers simultaneously. On December 1, 2014, the trading price of spot silver had a low-jump opening, immediately rendering the equity of 153 customers negative. Although under the rules of the exchanges, we, as counterparty, are entitled to claim for damages against these customers, we chose to waive such entitlements and suffered an aggregate loss of revenue of approximately RMB4.4 million.

We entered into a risk and return transfer arrangement with a fund in 2015 for a term of five years. According to this arrangement, in the event of customer default, we only need to transfer the part of the gains we are able to collect from such customers to the fund, and not the part under default. However, if the risk and return transfer arrangement were to cease to be effective, we would again be exposed to credit risks of our customers.

Attrition of customer accounts and failure to attract new accounts could have a material adverse effect on our business, financial conditions and results of operations.

Similar to other providers of online spot commodity trading services, our customer base comprises of individual customers who tend to trade in the online spot commodity market only for short periods of time. Although we offer services designed to educate, support and retain our customers, our efforts to attract new customers or reduce the attrition rate of our existing customers may not be successful. If we were unable to maintain or increase our customer retention rates or generate new customers in a cost-effective manner, our business, financial condition and results of operations would likely be adversely affected. Historically, we incurred RMB285.7 million, RMB221.9 million and RMB554.3 million (US$79.8 million) in advertising and promotion expenses, representing 24.7%, 17.8% and 20.4% of our revenues in the year of 2014, 2015 and 2016, respectively. Although we have spent significant financial resources on advertising and marketing expenses and plan to continue doing so, these efforts may not be cost-effective to attract new customers. If we are unable to develop new customers in a cost-effective way, our profitability and growth may be adversely affected.

We may fail to protect our proprietary information or our customers’ information, which may adversely affect our reputation, customer base and business.

Despite our efforts to safeguard the information of our customers, information leakage due to system malfunction, employee error, misconduct or other factors may still occur. Our computer system, the networks we use, the networks and online trading platforms of the exchanges and other third parties with whom we interact, are potentially vulnerable to physical or electronic computer break-ins, viruses and similar disruptive problems and security breaches. A party that is able to circumvent our security measures could misappropriate proprietary information or customer information, jeopardize the confidential nature of the information we transmit over the Internet or cause interruptions in our operations. Concerns over the security of Internet transactions and the safeguarding of confidential personal information could also adversely affect our customers’ intention to trade. We or our service providers may be required to invest significant resources to protect against the threat of security breaches or to alleviate problems caused by any breaches. To the extent that our activities involve the storage and transmission of proprietary information and personal financial information, security breaches could expose us to risks of financial loss, litigation and other liabilities. Any of these events, particularly if they result in a loss of confidence in our services, could have a material adverse effect on our reputation, business, financial condition and results of operations.

Our proprietary technology is critical to our business and if we fail to keep our technology updated as the industry evolves, our growth, revenue and business prospects may be materially and adversely affected.

Our proprietary client software and client relationship management system are critical to our business operation. In order to remain competitive, our proprietary technology is under continuous development and upgrade. If we fail to keep our technology updated as needed or as fast as our competitors or in a cost-effective manner, we may not be able to compete with our competitors. Failure to compete may limit our service quality, lower customer confidence in us or otherwise adversely affect our business and prospects.

We are required to maintain certain levels of deposits with exchanges, which could constrain our growth.

Under the current trading rules of the Guangdong Precious Metals Exchange, we are required to maintain minimum deposits with exchanges as a comprehensive member. Exchanges continue to evaluate and modify their minimum deposit requirement in response to regulatory change and to improve the stability and liquidity of the exchanges. In addition, since the exchanges mandatorily liquidate a member’s position when its equity to minimum deposit ratio falls under certain level, we generally maintain a higher level of minimum deposit than required by the exchanges to avoid being liquidated due to large and rapid price movement against us. We maintained an amount of RMB239.9 million and RMB265.8 million (US$38.3 million) of deposits with exchanges as of December 31, 2015 and 2016, respectively. As the deposits with exchanges need to be set aside in our trading deposit account with the exchanges, this may reduce our disposable cash for other business activities and therefore constrain our growth.

We may fail to update our risk-management policies and procedures as needed and such policies and procedures may otherwise be ineffective, which may expose us to unidentified or unexpected risks.

Although we adopt an integrated risk-management system, we may fail to update our risk management system as needed and the system may fail to effectively function, thus exposing us to unidentified or unexpected risks. We are dependent on our risk-management policies and procedures and the adherence to such policies and procedures by our risk management and other staff to manage the risks inherent in our business. Our policies, procedures and practices used to identify, monitor and control a variety of risks are carried out by the corresponding departments. However, some of our methods for managing risks are discretionary by nature and are based on internally developed controls and observed historical market behavior, and also involve reliance on standard industry practices. These methods may not adequately prevent losses, particularly as they relate to extreme market movements, which may be significantly greater than historical fluctuations in the market. In addition, we may fail to update our risk management system as needed or as fast as the industry evolves, weakening our ability to identify, monitor and control new risks.

A failure in our IT systems could cause interruptions in our services or decreases in the responsiveness of our services, disrupt our business, damage our reputation and cause losses.

Our IT systems support all phases of our operation, including marketing, customer development and the provision of customer services, and are an essential part of our technology infrastructure. If our systems fail to perform, we could experience disruptions in operations, slower response times or decreased customer satisfaction. Our systems also are vulnerable to damage or interruption from human error, natural disasters, telecommunication failures, break-ins, sabotage, computer viruses and similar events. While we currently maintain an emergency backup plan, which is intended to minimize service interruptions and secure data integrity, our backup plan may not work effectively during an emergency. Any such systems failure could impair our reputation, damage our brand name, subject us to claims and materially and adversely affect our business, financial condition, operating results or prospects.

We provide market information, research reports and live market commentaries to our individual customers, which may expose us to reputational and business risks.

We provide market information, research reports and live market commentaries to our customers. Although these materials and commentaries contain prominent disclaimers, our customers may seek to hold us responsible when they use such information to make trading decisions and suffer financial losses on their trades, or if their trades are not as profitable as they have expected, which might adversely affect our reputation, business and results of operations.

New lines of business or new services may subject us to additional risks.

From time to time, we may implement new lines of business or offer new services within existing lines of business. We commenced our operation on the Shanghai Gold Exchange in November 2015. In August 2016, we acquired 100% equity interest in Gold Master (HK) Company Limited, which through its subsidiaries offers online spot commodity trading services to individual customers in PRC on the Shanghai Gold Exchange. We also established Financial Innovation Labs in Shanghai and Boston in November 2016 to focus on areas such as big data, artificial intelligence and trading strategies. We may further expand into other business areas in the future. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new services may not be achieved and profitability targets may not prove feasible. External factors, such as compliance with regulations, competition and shifting market preferences, may also impact the successful implementation of a new line of business or a new service. Our personnel and technology systems may fail to adapt to the changes in such new areas or we may fail to effectively integrate new services into our existing operation. In addition, we may be unable to compete effectively due to different competitive landscape in these new areas. Furthermore, any new line of business and/or new service could have a significant impact on the effectiveness of our internal control system. Failure to successfully manage these risks in the development and implementation of new lines of business or new services could have a material adverse effect on our business, results of operations and financial condition.

We depend on key management as well as experienced and capable personnel, and our business may be adversely affected if we are unable to hire and retain qualified employees.

Our key management includes our Chairman and Chief Executive Officer, Mr. Wenbin Chen, our Vice Presidents, Mr. Pingsen Chen, Mr. Jigeng Chen, Mr. Gang Xu, Mr. Qi Feng and Mr. Dikuo Bo, and our Chief Financial Officer, Mr. Jingbo Wang. Our continued success is dependent upon the retention of these key management members, as well as a number of other key managerial, marketing, sales, research, technical and operations personnel. We do not have key man insurance and the loss of such key personnel could have a material adverse effect on our business. In addition, our ability to grow our business is dependent, to a large degree, on our ability to retain such key management members and experienced personnel.

We may not be able to protect our intellectual property rights or may be subject to intellectual property claims from others.

We rely on a combination of trademark, copyright, trade secret and fair business practice laws in the PRC to protect our proprietary technology, intellectual property rights and brand. Although we have entered into confidentiality and invention assignment agreements with certain of our employees and/or relevant third parties and also rigorously control access to proprietary technology, it is possible that third parties may copy or otherwise obtain and use our proprietary technology without authorization of the company or otherwise infringe on our rights. We may also face claims of infringement that could interfere with our ability to use technology that is material to our business operation.

In the future, we may have to rely on litigation to enforce our intellectual property rights, protect our trade secrets, determine the validity and scope of the proprietary rights of others or defend against claims of infringement or invalidity. Any such litigation, whether successful or unsuccessful, could result in substantial costs and the diversion of resources and the attention of management, any of which could adversely affect our business.

We may be unable to obtain and maintain necessary license, permits or approvals for our business, which may adversely affect our operations and business prospects.

Many aspects of our businesses depend on obtaining and maintaining the necessary approvals, licenses or permits from the exchanges we operate on and from government authorities. If we fail to continuously comply with the regulatory requirements in certain aspects, we may encounter the risks of being disqualified for our existing businesses or being rejected for renewal of our qualifications upon expiry by the regulatory authorities. In addition, in respect of any new business that we contemplate, we may not be able to obtain the relevant approvals for developing such new business, if we fail to fully comply with the relevant regulations and regulatory requirements. As a result, we may fail to develop new business as planned, or we may fall behind our competitors in such businesses.

If our internal control over financial reporting or our disclosure controls and procedures are not effective, we may not be able to accurately report our financial results, prevent fraud or file our periodic reports in a timely manner.

Since our initial public offering, we have been subject to reporting obligations under Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, that requires us to include a management report on our internal control over financial reporting in our annual report beginning with our annual report for the fiscal year ending December 31, 2017, which contains management’s assessment of the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over our financial reporting is not effective. Moreover, when we are no longer an emerging growth company under the federal securities laws, our independent registered public accounting firm will be required to issue an attestation report on the effectiveness of our internal control over financial reporting. Even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may conclude that there are material weaknesses or significant deficiencies with respect to our controls or the level at which our controls are documented, designed, operated or reviewed. Material weaknesses may be identified during the audit process or at other times.

In connection with the audit of our combined and consolidated financial statements for 2015, one material weakness was identified in our internal control over financial reporting. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness that was identified related to our lack of sufficient financial reporting and accounting personnel with appropriate experience of U.S. GAAP and SEC reporting requirements and failure to establish and clearly communicate acceptable policies regarding U.S. GAAP financial reporting, which contributed to inadequate controls in the application of accounting policies in the United States. While we have implemented plans to remediate this material weakness, there is no assurance that we will not have material weaknesses or significant deficiencies in the future.

Our reporting obligations as a public company will place a strain on our management, operational and financial resources and systems for the foreseeable future. If we fail to timely achieve and maintain the adequacy of our internal control over financial reporting, we may not be able to produce reliable financial reports and will be less able to detect and prevent fraud. In addition, our failure to achieve and maintain effective internal control over financial reporting could prevent us from filing our periodic reports on a timely basis which could result in the loss of investor confidence in the reliability of our financial statements, impair our ability to access the capita l markets, harm our business, and negatively impact the trading price of our ADSs.

We may be unable to effectively manage our rapid growth.

The rapid growth of our business during our limited operation history has placed significant demands on our management and other resources.

As we grow, we may also need to expand and upgrade the reliability and scalability of our proprietary technology, network infrastructure and other aspects of our IT system. We may need to hire additional sales and marketing representatives, customer service, risk management as well as other personnel to serve the enlarged customer base. Implementation of new business arrangements, expansion of technology infrastructure and increase in employee numbers may further increase our operational complexity and impose higher standards on every aspect of our operation. Our management team may fail to effectively cope with the increased operational complexity, and we may fail to integrate new resources into our existing operation system. Therefore, we may not be able to maintain current growth rate or manage our growth effectively.

Our physical commodity trading and product sales are influenced by the market condition of the commodities, suppliers and other factors that are often beyond our control.

Our physical commodity trading and product sales business is influenced by market conditions, suppliers and other factors. We currently engage in the physical trading and product sales of precious metals, which is influenced by the supply and demand of such precious metals in the PRC, general financial and economic conditions of the PRC, regulations by relevant authorities as well as other factors that are beyond our control. In addition, for silver products sales, any shortage, delay or quality deterioration in the supply of silver products by our suppliers could adversely affect our silver trading business and results of operations.

We may pursue acquisitions or joint ventures that could present unforeseen integration obstacles, incur unpredicted costs or may not enhance our business as we expected.

Although our growth strategy historically has not focused on acquisitions, we may in the future selectively pursue acquisitions and joint ventures. Any future acquisitions or joint venture may result in significant transaction costs and present new risks associated with entering additional markets or offering new products and integrating the acquired companies or newly established joint ventures. Because acquisitions and joint ventures historically have not been a core part of our growth strategy, we do not have significant experience in successfully completing acquisitions or joint ventures. In addition, we may not have sufficient management, financial and other resources to integrate companies we acquire or to successfully operate joint ventures and we may be unable to profitably operate our expanded company. Additionally, any new businesses that we may acquire or joint ventures we may form, once integrated with our existing operations, may not produce expected or intended results.

We face risks related to natural disasters, health epidemics, terrorist attacks and other outbreaks, which could significantly disrupt our operations.

The occurrence of unforeseen or catastrophic events, including the emergence of a pandemic or other widespread health emergency, terrorist attacks or natural disasters, could create economic and financial disruptions, lead to operational difficulties that could impair our ability to manage our businesses, and expose our business activities to significant losses. On August 12, 2015, there were a series of explosions that killed over one hundred people which occurred at a hazardous chemical container storage station at the Port of Tianjin. Although our subsidiary located in Tianjin did not suffer any loss or experience any significant increase in costs resulting from such incident, any similar future incidents could materially affect our operations due to loss of personnel, damages to property, including our inventory and technology system. Our operations could also be severely disrupted if the exchanges we operate on were affected by natural disasters, health epidemics or man-caused disasters.

Our insurance coverage may be inadequate to cover risks related to our business and operation.

While we maintain certain insurance, such as employee commercial insurance, traffic compulsory insurance, vehicle commercial insurance, there is no assurance that our insurance coverage will be adequate to cover potential losses. Under PRC laws and regulations, we are not required to, and we do not, maintain any insurance in relation to our business operations, such as business interruption insurance, or liability insurance against liabilities arising from customer complaints and litigation or other aspects of our business. Our current insurance policies may not protect us against such losses and liabilities.

Although we believe that our insurance coverage is in line with industry practice in the PRC, if any of the incidents mentioned above occur and we have insufficient insurance to cover the liabilities associated with such incidents, it could have a material adverse effect on our financial condition, results of operations and business prospects.

Risks Related to Our Corporate Structure

We principally rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us, or the tax implications of making payments to us, could have a material adverse effect on our ability to conduct our business or our financial condition.

We are a holding company, and we rely principally on dividends and other distributions on equity from our wholly owned subsidiaries in China for our cash requirements, including the funds necessary to pay dividends to our shareholders and service any debt we may incur. Current PRC regulations permit our subsidiaries in China to pay dividends to us only out of their respective accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our PRC subsidiaries is required to set aside at least 10% of its respective after-tax profits each year, if any, to fund certain statutory reserve funds until the aggregate amount of such reserve funds reaches 50% of its registered capital. At its discretion, each of our PRC subsidiaries may allocate a discretionary portion of its respective after-tax profits to staff welfare and bonus funds. These reserves may not be distributable as cash dividends. Furthermore, if any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us. Most of our assets are held by, and substantially all of our earnings and cash flows are attributable to, our PRC subsidiaries. Our cash flows are principally derived from dividends paid to us by our PRC subsidiaries. As a result, our ability to distribute dividends largely depends on earnings from our PRC subsidiaries and their ability to pay dividends out of their earnings. If operating losses from our PRC subsidiaries were to continue to grow, our operating results and cash flows would be further materially and adversely affected. Our PRC subsidiaries so far have not paid us any dividends. We cannot assure you that our PRC subsidiaries will generate sufficient earnings and cash flows in the near future to pay dividends or otherwise distribute sufficient funds to enable us to meet our obligations, pay interest and expenses or declare dividends.

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using proceeds we receive from our initial public offering and private placement to make loans or additional capital contributions to our PRC subsidiaries.

We are an offshore holding company conducting our operations in China through our PRC subsidiaries. Any capital contributions or loans that we, as an offshore entity, make to our PRC subsidiaries that are foreign-invested enterprises, including the proceeds of our initial public offering and private placement, are subject to PRC regulations. Loans made by us to our PRC subsidiaries to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of the State Administration of Foreign Exchange, or SAFE. The statutory limit for the total amount of foreign debts a foreign-invested company may incur is the difference between the amount of total investment as filed with the Ministry of Commerce of the PRC, or MOFCOM, or its local counterpart and the amount of registered capital of such foreign-invested company.

We may also decide to finance our PRC subsidiaries by means of capital contributions. These capital contributions must be filed with the MOFCOM or its local counterpart. In addition, SAFE issued the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of Payment and Settlement of Foreign Currency Capital of Foreign Invested Enterprises, or the SAFE Circular 142, on August 29, 2008. Pursuant to SAFE Circular 142, the registered capital of a foreign-invested enterprise settled in RMB that is converted from foreign currencies may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC.

In 2015, the SAFE has published the Circular of the State Administration of Foreign Exchange on Reforming the Management Approach regarding the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises, or Circular 19, which has come into effect since June 1, 2015, and the SAFE Circular 142 was repealed simultaneously. According to Circular 19, foreign-invested enterprises are now allowed to convert their registered capital from foreign exchange to RMB and apply such funds to equity investment within the PRC, conditioned upon the investment target’s duly registration with local bank of such reinvestment and open a corresponding special account pending for foreign exchange settlement payment. Further, such conversion will be handled at the bank level and does not need to be approved by SAFE. However, Circular 19 continues to prohibit foreign-invested enterprises from, among other things, using an RMB fund converted from its foreign exchange capital for expenditure beyond its business scope, investment in securities, providing entrusted loans or repaying loans between nonfinancial enterprises or purchasing real estate not for self-use.

In 2017, the SAFE has published the Circular of the State Administration of Foreign Exchange on Further Advancing the Reform of Foreign Exchange Administration and Improving Examination of Authenticity and Compliance, or Circular 3, which has come into effect since January 26, 2017, and in case of any discrepancies between Circular 3 and previous provisions, Circular 3 shall prevail. According to Circular 3, transferring of funds under onshore guarantee for offshore loans for domestic use is permitted now. A debtor may directly or indirectly transfer funds under the guarantee for domestic use by domestic lending, equity investment or otherwise. However, Circular 3 continues to implement and improve the policy for outward remittance of foreign exchange profit generated from direct investment.

If we fail to comply with such regulations, our ability to capitalize the relevant PRC subsidiaries or fund our operations or utilize the proceeds of our initial public offering and private placement in the manner described in the section entitled “Use of Proceeds” may be negatively affected, which could materially and adversely affect the liquidity of our relevant PRC subsidiaries or our business, financial condition, results of operations and growth prospects.

We may be subject to penalties, including restrictions on our ability to inject capital into our PRC subsidiaries and our PRC subsidiaries’ ability to distribute profits to us, if our PRC resident shareholders or beneficial owners fail to comply with relevant PRC foreign exchange regulations.

On July 4, 2014, SAFE issued the Circular on Several Issues Concerning Foreign Exchange Administration of Domestic Residents Engaging in Overseas Investment, Financing and Round-Trip Investment via Special Purpose Vehicles, or SAFE Circular 37, which replaced the previous Notice on Relevant Issues Concerning Foreign Exchange Administration for Domestic Residents’ Financing and Roundtrip Investment Through Offshore Special Purpose Vehicles, effective on November 1, 2005, or Circular 75. SAFE Circular 37 requires PRC individuals, institutions and foreign individuals who have a habitual residence in the PRC due to economic interests, or collectively referred as the PRC residents, to register with SAFE or its local branches in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests. Such offshore entity is referred to as an offshore special purpose vehicle. In addition, such PRC residents must update their foreign exchange registrations with SAFE when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC residents, name and operation term), increases or decreases in investment amount, share transfers or exchanges, or mergers or divisions.

If any shareholder holding interest in an offshore special purpose vehicle, who is a PRC resident as determined by Circular 37, fails to fulfill the required foreign exchange registration with the local SAFE branches, the PRC subsidiaries of that offshore special purpose vehicle may be prohibited from distributing their profits and dividends to their offshore parent company or from carrying out other subsequent cross-border foreign exchange activities, and the offshore special purpose vehicle may be restricted in its ability to contribute additional capital to its PRC subsidiaries. Moreover, failure to comply with the SAFE registration described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

We have requested all of our current shareholders and/or beneficial owners to disclose whether they or their shareholders or beneficial owners fall within the ambit of the SAFE Circular 37 and will urge relevant shareholders, upon learning that they are PRC residents, to register with the local SAFE branch as required under the SAFE Circular 37. However, we may not be fully informed of the identities of all our shareholders or beneficial owners who are PRC residents, and we cannot provide any assurance that all of our shareholders and beneficial owners who are PRC residents will comply with our request to make, obtain or update any applicable registrations or comply with other requirements required by the SAFE Circular 37 or other related rules in a timely manner.

Yin Tian Xia Technology, Jin Xiang Yin Rui and Rong Jin Hui Yin were indirectly controlled by our ultimate individual beneficial owners, Mr. Wenbin Chen, Mr. Ming Yan and Ms. Ningfeng Chen, through nominee shareholders arrangements before these companies became wholly owned subsidiaries of offshore holding companies. After a series of restructurings in the following years, Qian Zhong Su acquired these three companies and now they are indirectly owned by our ultimate individual beneficial owners through an offshore holding company. Our ultimate individual beneficial owners have contacted local SAFE to make the applications under SAFE Circular 37 and other related rules, but were informed that their application would not be accepted in practice due to the previous nominee shareholder arrangements, based upon which our PRC counsel advises us that the possibility of SAFE restrictions and penalties is remote as the failure to register was not intended by our shareholders but due to legal impracticality. Although our ultimate individual beneficial owners have undertaken to complete such registration as soon as the local SAFE would accept such applications, the timeframe for such registration remains unknown until new policies or practical guide lines explicitly allow or waive registrations made by companies with historical nominee shareholder arrangements. Although we are not currently prohibited from or limited in distributing dividends or profits to offshore entities, we may be so prohibited or limited in the future, which may negatively affect our financial conditions and results of operations, as well as our ability to distribute dividends to our investors.

If the PRC government deems that the contractual arrangements in relation to Ran Yu, our variable interest entity, do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Foreign ownership of internet-based businesses is subject to restrictions under current PRC laws and regulations. For example, foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider (except e-commerce) and any such foreign investor must have experience in providing value-added telecommunications services overseas and maintain a good track record in accordance with the Guidance Catalog of Industries for Foreign Investment promulgated in 2007, as amended in 2011 and in 2015, respectively, and other applicable laws and regulations.

We are a Cayman Islands company and our PRC subsidiaries are considered foreign invested enterprises. To comply with PRC laws and regulations, we conduct certain operations in China through a series of contractual arrangements entered into among Shanghai Xie Luo Information Technology Co., Ltd., or Xie Luo, Shanghai Ran Yu Information Technology Co., Ltd., or Ran Yu, and the shareholders of Ran Yu on January 3, 2017. As a result of these contractual arrangements, we exert control over Ran Yu and will consolidate its operating results in our financial statements under U.S. GAAP beginning with our financial statements for the fiscal year ending December 31, 2017. For the avoidance of doubt, we did not consolidate the operating results of Ran Yu in our financial statements for the fiscal years ended on or before December 31, 2016.

In the opinion of our PRC counsel, King & Wood Mallesons, our current ownership structure, the ownership structure of Xie Luo, Ran Yu, our variable interest entity, and the contractual arrangements among Xie Luo, Ran Yu and the shareholders of Ran Yu are not in violation of PRC laws and regulations currently in effect; and these contractual arrangements constitute legal, valid, and binding obligations upon the parties thereto. However, King & Wood Mallesons has also advised us that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations and there can be no assurance that the PRC government will ultimately take a view that is consistent with the opinion of our PRC counsel.

It is uncertain whether any new PRC laws, rules or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. In particular, in January 2015, the Ministry of Commerce, or MOC, published a discussion draft of the proposed Foreign Investment Law for public review and comments. Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company is considered a foreign invested enterprise, or an FIE. Under the draft Foreign Investment Law, variable interest entities would also be deemed as FIEs, if they are ultimately “controlled” by foreign investors, and be subject to restrictions on foreign investments. However, the draft law has not taken a position on what actions will be taken with respect to the existing companies with the “variable interest entity” structure, whether or not these companies are controlled by Chinese parties. It is uncertain when the draft would be signed into law and whether the final version would have any substantial changes from the draft. If the ownership structure, contractual arrangements and business of our company, Xie Luo or Ran Yu are found to be in violation of any existing or future PRC laws or regulations, or we fail to obtain or maintain any of the required permits or approvals, the relevant governmental authorities would have broad discretion in dealing with such violation, including levying fines, confiscating our income or the income of Xie Luo or Ran Yu, revoking the business licenses or operating licenses of Xie Luo or Ran Yu, shutting down our servers or blocking our online platform, discontinuing or placing restrictions or onerous conditions on our operations, requiring us to undergo a costly and disruptive restructuring, restricting or prohibiting our use of proceeds from our initial public offering to finance our business and operations in China, and taking other regulatory or enforcement actions that could be harmful to our business. Any of these actions could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. If any of these occurrences results in our inability to direct the activities of Ran Yu, and/or our failure to receive economic benefits from Ran Yu, we may not be able to consolidate its results into our consolidated financial statements in accordance with U.S. GAAP.

We expect to rely on contractual arrangements with Ran Yu, our variable interest entity, and its shareholders for a portion of our business operations, which may not be as effective as direct ownership in providing operational control.

We expect to rely on contractual arrangements with Ran Yu and its shareholders in some operations. These contractual arrangements may not be as effective as direct ownership in providing us with control over our variable interest entity. For example, Ran Yu and its shareholders could breach their contractual arrangements with us by, among other things, failing to conduct its operations, including maintaining our website and using the domain names and trademarks, in an acceptable manner or taking other actions that are detrimental to our interests.

If we had direct ownership of Ran Yu, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of Ran Yu, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by Ran Yu and its shareholders of their obligations under the contracts to exercise control over Ran Yu. The shareholders of Ran Yu may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate our business through the contractual arrangements with Ran Yu. Although we have the right to replace any shareholder of Ran Yu under the contractual arrangement, if any shareholder of Ran Yu is uncooperative or any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC laws and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. See “—Any failure by Ran Yu, our variable interest entity, or its shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business” below. Therefore, our contractual arrangements with Ran Yu, our variable interest entity, may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership would be.

Any failure by Ran Yu, our variable interest entity, or its shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.

If Ran Yu, our variable interest entity, or its shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC laws, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective under PRC laws. For example, if the shareholders of Ran Yu were to refuse to transfer their equity interest in Ran Yu to us or our designee if we exercise the purchase option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations.

All the agreements under our contractual arrangements are governed by PRC laws and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a consolidated variable interest entity should be interpreted or enforced under PRC laws. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC laws, rulings by arbitrators are final and parties cannot appeal arbitration results in court unless such rulings are revoked or determined unenforceable by a competent court. If the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our variable interest entity, and our ability to conduct our business may be negatively affected.

The shareholders of Ran Yu, our variable interest entity, may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

The equity interests of Ran Yu, our variable interest entity, are held by Mr. Gang Xu and Mr. Dikuo Bo, both our Vice Presidents. Their interests in Ran Yu may differ from the interests of our company as a whole. These shareholders may breach, or cause Ran Yu to breach, the existing contractual arrangements we have with them and Ran Yu, which would have a material adverse effect on our ability to effectively control Ran Yu and receive economic benefits from it. For example, the shareholders may be able to cause our agreements with Ran Yu to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company, except that we could exercise our purchase option under the exclusive option agreement with these shareholders to request them to transfer all of their equity interests in Ran Yu to a PRC entity or individual designated by us, to the extent permitted by PRC laws. If we cannot resolve any conflict of interest or dispute between us and the shareholders of Ran Yu, we would have to rely on legal proceedings, which could result in the disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Contractual arrangements in relation to Ran Yu, our variable interest entity, may be subject to scrutiny by the PRC tax authorities and they may determine that we or Ran Yu, our PRC variable interest entity, owe additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. The PRC enterprise income tax law requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its related parties to the relevant tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s length principles. We may face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements between Xie Luo, our subsidiary in China, Ran Yu, our variable interest entity in China, and the shareholders of Ran Yu were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust Ran Yu’s income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by Ran Yu for PRC tax purposes, which could in turn increase its tax liabilities without reducing Xie Luo’s tax expenses. In addition, if Xie Luo requests the shareholders of Ran Yu to transfer their equity interests in Ran Yu at nominal or no value pursuant to these contractual arrangements, such transfer could be viewed as a gift and subject Xie Luo to PRC income tax. Furthermore, the PRC tax authorities may impose late payment fees and other penalties on Ran Yu for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if our variable interest entity’s tax liabilities increase or if it is required to pay late payment fees and other penalties.

Risks Related to Doing Business in China

PRC economic, political and social conditions as well as government policies could adversely affect our business and prospects.

We conduct businesses in the PRC, and therefore our financial conditions and results of operations are subject to influences from PRC’s economic, political and social conditions to a great extent. The PRC economy differs from the economies of most developed countries in many aspects, including, but not limited to, the degree of government involvement, control level of corruption, control of capital investment, reinvestment control of foreign exchange, allocation of resources, growth rate and development level.

For approximately three decades, the PRC government has implemented economic reform measures to utilize market forces in the development of the PRC economy. We cannot predict whether changes in the PRC’s economic, political and social conditions and in its laws, regulations and policies will have any adverse effect on our current or future business, financial condition or results of operations. In addition, many of the economic reforms carried out by the PRC government are unprecedented or experimental and are expected to be refined and improved over time. This refining and improving process may not necessarily have a positive effect on our operations and business development. For example, the PRC government has in the past implemented a number of measures intended to slow down certain segments of the economy, including the property industry, which the government believed to be overheating. These actions, as well as other actions and policies of the PRC government, could cause a decrease in the overall level of economic activity in the PRC and, in turn, have an adverse impact on our business and financial condition.

The legal system of the PRC is not fully developed and there are inherent uncertainties that may affect the protection afforded to us.

Our business and operations in China are governed by the PRC laws and regulations. The PRC legal system is generally based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various industries in China. However, as these laws and regulations are relatively new and continue to evolve, interpretation and enforcement of these laws and regulations involve significant uncertainties and different degrees of inconsistency. Some of the laws and regulations are still in the developmental stage and are therefore subject to policy changes. Many laws, regulations, policies and legal requirements have only been recently adopted by PRC central or local government agencies, and their implementation, interpretation and enforcement may involve uncertainty due to the lack of established practice available for reference. We cannot predict the effect of future legal developments in China, including the promulgation of new laws, changes in existing laws or their interpretation or enforcement, or the preemption of local regulations by national laws. As a result, there is substantial uncertainty as to the legal protection available to us. Furthermore, due to the limited volume of published cases and the nonbinding nature of prior court decisions, the outcome of dispute resolution may not be as consistent or predictable as in other more developed jurisdictions, which may limit the legal protection available to us.

The enforcement of the Labor Contract Law of the People’s Republic of China, or the PRC Labor Contract Law, and other labor-related regulations in the PRC may increase our labor costs, impose limitations on our labor practices and adversely affect our business and our results of operations.

On June 29, 2007, the Standing Committee of the National People’s Congress of China enacted the PRC Labor Contract Law, which became effective on January 1, 2008 and was amended on December 28, 2012. The PRC Labor Contract Law introduces specific provisions related to fixed-term employment contracts, part-time employment, probation, consultation with labor unions and employee assemblies, employment without a written contract, dismissal of employees, severance, and collective bargaining, which together represent enhanced enforcement of labor laws and regulations. According to the PRC Labor Contract Law, an employer is obliged to sign an unfixed-term labor contract with any employee who has worked for the employer for 10 consecutive years. Further, if an employee requests or agrees to renew a fixed-term labor contract that has already been entered into twice consecutively, the resulting contract must have an unfixed term, with certain exceptions. The employer must pay economic compensation to an employee where a labor contract is terminated or expires in accordance with the PRC Labor Contract Law, except for certain situations which are specifically regulated. In addition, the government has issued various labor-related regulations to further protect the rights of employees. According to such laws and regulations, employees are entitled to annual leave ranging from 5 to 15 days and are able to be compensated for any untaken annual leave days in the amount of three times their daily salary, subject to certain exceptions.

As a result of these regulations, which are designed to enhance labor protection, we expect our labor costs to increase, as the continued success of our business depends significantly on our ability to attract and retain qualified personnel. In the event that we decide to change our employment or labor practices, the PRC Labor Contract Law and its implementation rules may also limit our ability to effect those changes in a manner that we believe to be cost-effective. In addition, as the interpretation and implementation of these new regulations are still evolving, our employment practices may not be at all times deemed in compliance with the new regulations. If we are subject to severe penalties or incur significant liabilities in connection with labor disputes or investigations, our business and financial conditions may be adversely affected.

In addition, on December 28, 2012, the PRC Labor Contract Law was amended to impose more stringent requirements on labor dispatches, and such amendments became effective on July 1, 2013. For example, the number of dispatched contract workers that an employer hires may not exceed a certain percentage of our total number of employees to be decided by the Ministry of Human Resources and Social Security, and the dispatched contract workers can only engage in temporary, auxiliary or substitute work. According to the Interim Provisions on Labor Dispatch, or the Interim Provisions, promulgated by the Ministry of Human Resources and Social Security on January 24, 2014, which became effective on March 1, 2014, the number of dispatched contract workers hired by an employer shall not exceed 10% of the total number of its employees (including both directly hired employees and dispatched contract workers). The Interim Provisions further require the employer that is not in compliance with the above provisions to formulate a plan to reduce the number of its dispatched contract workers to below 10% of the total number of its employees prior to March 1, 2016. However, if any labor contract or labor dispatch agreement legally executed prior to December 28, 2012 will expire within two years after the date of implementation hereof, such contracts or agreements may continue to be performed until the expiry thereof in accordance with the applicable law. In addition, an employer is not permitted to hire any new dispatched contract worker until the number of its dispatched contract workers has been reduced below 10% of the total number of its employees. Such limitations on use of dispatched labor may increase our labor costs and impose limitations on our employment practices, which may adversely affect our business and profitability.

Failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties.

Companies operating in China are required to participate in various government-sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of our employees up to a maximum amount specified by the local government from time to time at locations where we operate our businesses. The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. Our PRC operating entities incorporated in various locations in China have not made adequate employee benefit payments and we have recorded accruals for estimated underpaid amounts in our financial statements. We may be required to make up the contributions for these plans as well as to pay late fees and fines.

In December 2012, the PRC Labor Contract Law was amended to impose more stringent requirements on the use of employees of temporary staffing agencies, who are known in China as “dispatched workers.” Historically, we had engaged certain employment agencies to dispatch contract workers to work for us and terminated such arrangements in early 2014. Under such arrangements, these workers were employed by the employment agent companies, and therefore such agent companies were responsible for paying contribution of social insurance and housing funds for the workers correspondingly. During the period that we had such arrangements with the third party employment agencies, they had shortfalls in making such contributions for the workers working for several of our subsidiaries. We have recorded accruals for estimated underpaid amounts in our financial statements. There is a risk that under the PRC law, we may be held by the labor authorities as jointly responsible together with third party employee agencies to make up the shortfall in the contribution of social insurance in relation to those workers dispatched to work for us and may be subject to additional penalties.

Regulators may impose penalties and fines with respect to shortfall in social insurance payment. A late payment fee at the rate of 0.05% per day of the outstanding amount from the due date may be imposed, and if such amounts remain outstanding beyond a prescribed time limit, a fine of one to three times the outstanding amount may be imposed. While there are no explicit quantitative statutory fines or penalties on late payments of housing funds as advised by our PRC counsel, the housing accumulation fund management center may order us to pay any housing fund shortfalls immediately. Although based on the opinion of our PRC counsel, the possibility that we will be subject to any fine or penalty is remote, if we become subject to such fines or penalties in relation to the underpaid employee benefits, our financial condition and results of operations may be adversely affected.

Any failure to comply with PRC regulations regarding the registration requirements for employee share incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

Pursuant to the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, issued by SAFE in February 2012, employees, directors, supervisors and other senior management participating in any stock incentive plan of an overseas publicly listed company who are PRC citizens or who are non-PRC citizens residing in China for a continuous period of not less than one year, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be a PRC subsidiary of such overseas listed company, and complete certain other procedures. We and our directors, executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of not less than one year and who have been granted restricted shares, restricted share units or options will be subject to these regulations if those employees exercise such restricted shares, restricted share units or options. Separately, SAFE Circular 37 also requires certain registration procedures to be completed if those employees exercise restricted shares, restricted share units or options before listing. Failure to complete the SAFE registrations may subject them to fines and legal sanctions and may also limit our ability to contribute additional capital into our wholly foreign-owned subsidiaries in China and limit these subsidiaries’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors and employees under PRC law.

In addition, the State Administration of Taxation, or the SAT has issued certain circulars concerning employee share options or restricted shares. Under these circulars, the employees working in the PRC who exercise share options or are granted restricted share units will be subject to PRC individual income tax. The PRC subsidiaries of such an overseas listed company have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If the employees fail to pay or the PRC subsidiaries fail to withhold their income taxes according to relevant laws and regulations, the PRC subsidiaries may face sanctions imposed by the tax authorities or other PRC government authorities.

We may be deemed to be a PRC resident enterprise under the Enterprise Income Tax Law, or the EIT Law, and be subject to PRC tax on our worldwide income, which may significantly increase our income tax expenses and materially decrease our profitability or otherwise adversely affect the value of your investment.

Under the EIT Law that took effect on January 1, 2008, partly amended and newly effective on February 24, 2017, enterprises established outside of China whose “de facto management bodies” are located in China are considered to be “resident enterprises” and will generally be subject to a uniform 25% corporate income tax on their global income (excluding dividends received from “resident enterprises”). In addition, a circular issued by SAT on April 22, 2009 and amended on January 29, 2014 sets out certain standards for determining whether the “de facto management body” of an offshore enterprise funded by Chinese enterprises as controlling shareholders is located in China. Although this circular applies only to offshore enterprises funded by Chinese enterprises as controlling shareholders, rather than those funded by Chinese or foreign individuals or foreign enterprises as controlling shareholders (such as our Company), the determining criteria set forth in the circular may reflect SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of how they are funded. Although our Company is not funded by Chinese enterprises as controlling shareholders, substantial uncertainty remains as to whether our Company or any of our other non-PRC entities will be deemed a PRC resident enterprise for EIT purposes. If we or any of our subsidiaries registered outside the PRC are deemed a “resident enterprise” under the EIT Law, our income tax expenses may increase significantly, and our profitability could decrease materially.

You may be subject to PRC income tax on dividends from us or on any gain realized on the transfer of our ADSs.

Under the EIT Law and its implementation rules, subject to any applicable tax treaty or similar arrangement between the PRC and your jurisdiction of residence that provides for a different income tax arrangement, PRC withholding tax at the rate of 10% is normally applicable to dividends from PRC sources payable to investors that are non-PRC resident enterprises, which do not have an establishment or place of business in the PRC, or which have such establishment or place of business if the relevant income is not effectively connected with the establishment or place of business. Any gain realized on the transfer of American depositary shares or shares by such non-PRC resident enterprise investors is also subject to a 10% PRC income tax if such gain is regarded as income derived from sources within the PRC unless a treaty or similar arrangement otherwise provides. Under the PRC Individual Income Tax Law and its implementation rules, dividends from sources within the PRC paid to foreign individual investors who are not PRC residents are generally subject to a PRC withholding tax at a rate of 20% and gains from PRC sources realized by such investors on the transfer of American depositary shares or shares are generally subject to a 20% PRC income tax, in each case, subject to any reduction or exemption set forth in applicable tax treaties and PRC laws. Although substantially all of our business operations are in China, it is unclear whether dividends we pay with respect to our ADSs, or the gain realized from the transfer of our ADSs, would be treated as income derived from sources within the PRC and as a result be subject to PRC income tax if we were considered a PRC resident enterprise, as described above. If PRC income tax were imposed on gains realized through the transfer of our ADSs or on dividends paid to our non-resident investors, the value of your investment in our ADSs may be materially and adversely affected. Furthermore, our ADS holders whose jurisdictions of residence have tax treaties or arrangements with China may not qualify for benefits under such tax treaties or arrangements.

The heightened scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on our business operations, our acquisition or restructuring strategy or the value of your investment in us.

In connection with the EIT Law, the Ministry of Finance and SAT jointly issued, on April 30, 2009, the Notice on Issues Concerning Process of Enterprise Income Tax in Enterprise Restructuring Business, or Circular 59. On February 3, 2015, SAT issued the Announcement of the State Administration of Taxation on Several Issues concerning the Enterprise Income Tax on the Indirect Transfers of Properties by Non-Resident Enterprises, or the SAT Announcement 7. By promulgating and implementing the above, the PRC tax authorities have strengthened their scrutiny over the direct or indirect transfer of equity interest in a PRC resident enterprise by a non-PRC resident enterprise. Pursuant to SAT Announcement 7, if a non-resident enterprise, or referred as a transferor, transfer s its equity in an offshore enterprise which directly or indirectly owns PRC taxable assets, including ownership interest in PRC resident companies, or the Taxable Properties, without a reasonable commercial purpose, such transfer shall be deemed as a direct transfer of such Taxable Properties. The payer, or referred as a transferee, in such transfer shall be the withholding agent, and is obligated to withhold and remit the enterprise income tax to the relevant PRC tax authority. Factors that may be taken into consideration when determining whether there is a “reasonable commercial purpose” include, among other factors, the value constitution of the transferred equity, offshore taxable situation of the transaction, the offshore structure’s economic essence and duration and trading fungibility.

If an equity transfer transaction satisfies all the requirements mentioned above, such transaction will be considered an arrangement with “reasonable commercial purpose.”

We may conduct acquisitions and restructuring. We believe, as advised by our PRC legal advisor, that these historical transactions do not constitute “direct or indirect transfer of the Taxable Properties,” and therefore are not subject to SAT Announcement 7. We cannot assure you that the PRC tax authorities will share this view. As a result, the PRC tax authorities may, at their discretion, impose additional PRC taxes or penalties on capital gains we generated from such historical transactions, which would incur additional costs on us.

Certain preferential tax treatments currently offered to some of our PRC subsidiaries may be discontinued, and such discontinuation or imposition of any additional taxes could adversely affect our business, financial condition and results of operations.

Yin Tian Xia Technology, our PRC subsidiary, received the “certified software enterprise” and “certified software products” qualifications from Shanghai Municipal Commission of Economy and Informatization in April 2013 and November 2012, respectively. Yin He You, our PRC subsidiary, received the “certified software enterprise” and “certified software products” qualifications from Shanghai Software Industry Association in April 2016 and April 2015, respectively. Gold Master Technology, our PRC subsidiary, received the “certified software enterprise” and “certified software products” qualifications from Shanghai Software Industry Association in December 2016 and October 2016, respectively. Under the relevant PRC laws, regulations and rules, these subsidiaries enjoy certain preferential tax treatments, under which Yin Tian Xia Technology’s income tax rate is 0% in 2013 and 2014 and 12.5% from 2015 to 2017, Yin He You’s income tax rate is 0% in 2015 and 2016 and 12.5% from 2017 to 2019, and Gold Master Technology’s income tax rate is 0% in 2016 and 2017 and 12.5% from 2018 to 2020. Furthermore, the subsidiaries are qualified to receive a refund on value added tax, or VAT, from its sale of self-developed and self-produced software products. The refund-upon-collection policy shall be applied to the portion of actual VAT burden in excess of 3% after VAT has been collected at a tax rate of 17%. If the subsidiaries fail to maintain their qualification or if the preferential period expires without being renewed, they may lose the tax preferential treatments, which could have a material adverse effect on our business, financial condition and results of operations.

Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

The value of the RMB against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and China’s foreign exchange policies, among other things. On July 21, 2005, the PRC government changed its decades-old policy of pegging the value of the RMB to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. The PRC government has allowed the RMB to appreciate slowly against the U.S. dollar again, and it has appreciated more than 10% since June 2010. On August 11, 2015, the PBOC allowed the RMB to depreciate by approximately 2% against the U.S. dollar. It is difficult to predict how long such depreciation of RMB against the U.S. dollar may last and when and how the relationship between the RMB and the U.S. dollar may change again.

Significant revaluation of the RMB may have a material and adverse effect on your investment. For example, to the extent that we need to convert U.S. dollars we receive from this initial public offering into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. In addition, appreciation or depreciation in the value of the RMB relative to U.S. dollars would affect our financial results reported in U.S. dollar terms regardless of any underlying change in our business or results of operations.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currency.

Restrictions on the remittance of RMB into and out of the PRC and governmental control of currency conversion may limit our ability to pay dividends and other obligations, and affect the value of your investment.

The PRC government imposes controls on the convertibility of RMB into foreign currencies and the remittance of currency out of China. We receive all of our revenues in RMB and all of our cash inflows and outflows are denominated in RMB. Under our current corporate structure, our income is primarily derived from dividend payments from our PRC operating subsidiaries. We may convert a portion of our revenues into other currencies to meet our foreign currency obligations, such as payments of dividends declared in respect of our shares, if any. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries to remit sufficient foreign currency to pay dividends or other payments, or otherwise satisfy its foreign currency-denominated obligations.

Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval by complying with certain procedural requirements. However, approval from or registration with competent government authorities is required where the RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs and ordinary shares. Further, there is no assurance that new regulations will not be promulgated in the future that would have the effect of further restricting the remittance of RMB into or out of PRC.

Certain of our leased property interests may be defective and our right to lease the properties affected by such defects may be challenged, which could cause significant disruption to our business.

We have entered into leases with various enterprises and individuals for our office space, warehouse, training centers and other purposes. Some of our leases have deficiencies. As of December 31, 2016, in respect of our lease for Shanghai Zhenhua Enterprise Square, with an aggregate of approximately 13,735 square meters, the registered uses for such building and its underlying land do not include use by an industrial or commercial company like ours. Therefore, the lease of such a property to us shall be subject to approval by the competent government authorities and may be subject to payment of premium fees to the government by the lessor. We cannot ensure that the lessor has completed all or any of the necessary formalities with the relevant governmental authorities.

In respect of our lease for Shanghai Shangbo Park with an aggregate of approximately 5,763 square meters, and Fenghua Park with an aggregate of approximately 1,604 square meters, the temporary lease is longer than two years, in violation of relevant land reservation regulation, which subjects us to the risk of lease termination and relocation.

In addition, we have not registered any of our lease agreements with relevant PRC governmental authorities as required by PRC law, and although failure to do so does not in itself invalidate the leases, we may not be able to defend these leases against bona fide third parties.

As of the date of this annual report, we are not aware of any actions, claims or investigations being contemplated by government authorities with respect to the defects in our leased real properties or any challenges by third parties to our use of these properties. However, if third parties who purport to be property owners or beneficiaries of the mortgaged properties challenge our right to lease these properties, we may not be able to protect our leasehold interest and may be ordered to vacate the affected premises, which could in turn materially and adversely affect our business and operating results.

The audit report included in this annual report is prepared by an auditor that is not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection.

Auditors of companies that are registered with the United States Securities and Exchange Commission, and traded publicly in the United States, including our independent registered public accounting firm, must be registered with the Public Company Accounting Oversight Board, or the PCAOB, and are required by the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards. Because we have substantial operations within the PRC and the PCAOB is currently unable to conduct inspections of the work of our auditors as it relates to those operations without the approval of the Chinese authorities, our auditor’s work related to our operations in China is not currently inspected by the PCAOB.

This lack of PCAOB inspections of audit work performed in China prevents the PCAOB from regularly evaluating audit work of any auditors that was performed in China, including that performed by our independent registered public accounting firm. As a result, investors may be deprived of the full benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections of audit work performed in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures as compared to auditors in other jurisdictions that are subject to PCAOB inspections on all of their work. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

Risks Related to the ADSs

The trading prices of our ADSs are likely to be volatile, which could result in substantial losses to investors.

The trading prices of our ADSs are likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of other similarly situated companies that have listed their securities in the United States in recent years. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of these companies’ securities after their offerings may affect the attitudes of investors toward such companies listed in the United States, which consequently may affect the trading performance of our ADSs, regardless of our actual operating performance. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, such as the large decline in share prices in the United States and other jurisdictions.

In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for factors specific to our own operations, including the following:

•                  variations in our revenue, earnings and cash flow;

•                  announcements of new investments, acquisitions, strategic partnerships, or joint ventures;

•                  announcements of new services and expansions by us or our competitors;

•                  changes in financial estimates by securities analysts;

•                  changes in the number of our users;

•                  fluctuations in our operating metrics;

•                  failure on our part to realize monetization opportunities as expected;

•                  additions or departures of key personnel;

•                  release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;

•                  detrimental negative publicity about us, our competitors or our industry;

•                  regulatory developments affecting us or our industry; and

•                  potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which our ADSs will trade.

In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

We may grant employee share options and other share-based awards in the future. We will recognize share- based compensation expenses in our combined and consolidated statements of comprehensive income and other comprehensive income in accordance with U.S. GAAP. Any additional grant of employee share options and other share-based awards in the future may have a material adverse effect on our results of operations.

We have adopted and may adopt employee share option plans for the purpose of granting share-based compensation awards to our employees, officers and directors to incentivize their performance and align their interests with ours. As of March 31, 2017, restricted share units and options to purchase 138,639,958 ordinary shares are issued and outstanding under the Amended and Restated 2013 and 2014 Share Scheme and the Pre- IPO RSU Scheme. As a result of the grants, we incurred share-based compensation of RMB31.0 million in 2015 and RMB163.8 million (US$23.6 million) in 2016. For more information on these share incentive plans, see “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.” We expect to continue to incur significant share-based compensation expenses in the future. The amount of these expenses is based on the fair value of the share-based awards. We account for compensation costs for all share options using a fair-value-based method and recognize expenses in our combined and consolidated statements of comprehensive income and other comprehensive income in accordance with U.S. GAAP. The expenses associated with share-based compensation will decrease our profitability, perhaps materially, and the additional awards issued under share-based compensation plans will dilute the ownership interests of our shareholders, including holders of our ADSs. However, if we limit the scope of our share-based compensation plan, we may not be able to attract or retain key personnel who expect to be compensated by share-based awards.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various requirements applicable to other public companies that are not emerging growth companies, including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act for so long as we are an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. However, we have elected to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

We cannot predict if investors will find our ADSs less attractive because we may rely on these exemptions. If some investors find our ADSs less attractive as a result, there may be a less active trading market for our ADSs and our ADS price may be more volatile.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

As a public company, we incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and NASDAQ, imposes various requirements on the corporate governance practices of public companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. For example, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

The sale or availability for sale, or perceived sale or availability for sale, of substantial amounts of our ADSs could adversely affect their market price.

Sales of substantial amounts of our ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our ability to raise capital through equity offerings in the future. As of March 31, 2017, we had 1,398,517,155 ordinary shares outstanding. Among these shares, 182,811,400 ordinary shares are in the form of ADSs. All our ordinary shares represented by ADSs were freely transferable by persons other than our directors, executive officers and other affiliates (as that term is defined in the Securities Act) without restriction or additional registration under the Securities Act.  The remaining ordinary shares will be available for sale subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. We may also issue additional options in the future that may be exercised for additional ordinary shares. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are registered under Cayman Islands law.

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law of the Cayman Islands and (as amended) the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like ours have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our existing articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. Currently, we choose to rely on home country practice with respect to certain corporate governance matters, see “Item 16G. Corporate Governance.” As a result, our shareholders may be afforded less protection than they otherwise would have under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would have as public shareholders of a company incorporated in the United States.

You may not be able to participate in rights offerings and may experience dilution of your holdings as a result.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. Under the deposit agreement for the ADSs, the depositary will not offer those rights to ADS holders unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act, or exempt from registration under the Securities Act with respect to all holders of ADSs. We are under no obligation to file a registration statement with respect to any such rights or underlying securities or to endeavor to cause such a registration statement to be declared effective. In addition, we may not be able to take advantage of any exemptions from registration under the Securities Act. Accordingly, holders of the ADSs may be unable to participate in our rights offerings and may experience dilution in their holdings as a result.

Judgments obtained against us by our shareholders may not be enforceable in our home jurisdiction.

We are a Cayman Islands exempted company and a substantial majority of our assets are located outside of the United States. A significant percentage of our current operations are conducted in China. In addition, a significant majority of our current directors and officers are nationals and residents of countries other than the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the United States federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands, China and other jurisdictions where we operate may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

There are uncertainties as to whether Cayman Islands courts would:

•                  recognize or enforce against us, judgments of courts of the United States based on certain civil liability provisions of U.S. securities laws; and

•                  impose liabilities against us, in original actions brought in the Cayman Islands, based on certain civil liability provisions of U.S. securities laws that are penal in nature.

There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will under certain circumstances recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

The depositary for our ADSs will give us a discretionary proxy to vote our ordinary shares underlying your ADSs if you do not vote at shareholders’ meetings, except under limited circumstances, which could adversely affect your interests.

Under the deposit agreement for the ADSs, if you do not give instructions for voting the ordinary shares underlying your ADSs, the depositary will give us a discretionary proxy to vote those ordinary shares at the shareholders’ meeting unless:

•                  we have failed to timely provide the depositary with notice of meeting and related voting materials;

•                  we have instructed the depositary that we do not wish a discretionary proxy to be given;

•                  we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;

•                  a matter to be voted on at the meeting would have a material adverse impact on shareholders; or

•                  the voting at the meeting is to be made on a show of hands.

The effect of this discretionary proxy is that you cannot prevent our ordinary shares underlying your ADSs from being voted at the shareholder meeting, except under the circumstances described above. This may make it more difficult for shareholders to influence the management of our company. Holders of our ordinary shares are not subject to this discretionary proxy.

If we do not pay dividends in the future, you must rely on price appreciation of our ADSs for return on your investment.

Although we intend to pay dividends to our shareholders, we do not guarantee the payment of any dividends in the future. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.

Our board of directors may from time to time declare dividends or authorize other distributions to our shareholders. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiary, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

You may not receive dividends or other distributions on our ordinary shares and you may not receive any value for them, if it is illegal or impractical to make them available to you.

To the extent that we decide to pay a dividend or make other distributions in the future, the depositary of our ADSs has agreed to pay to you such cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities underlying our ADSs, after deducting its fees and expenses.

You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed under an applicable exemption from registration. The depositary may also determine that it is not feasible to distribute certain property through the mail. Additionally, the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may determine not to distribute such property. We have no obligation to register under U.S. securities laws any ADSs, ordinary shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. This means that you may not receive distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to you. These restrictions may cause a material decline in the value of our ADSs.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays in the United States. The depositary may refuse to deliver, transfer or register the transfers of our ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary think that it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason in accordance with the terms of the deposit agreement. As a result, you may be unable to transfer your ADSs when you wish to.

Our three founders may exert substantial influence over us and may not act in the best interests of our independent shareholders.

Our three founders, who are also our major shareholders, including Mr. Wenbin Chen, Mr. Ming Yan and Ms. Ningfeng Chen, own, in the aggregate, approximately 71.50% of our issued shares, as of March 31, 2017. These three founders will be in a position to exert significant influence over the affairs of our company and will be able to influence the outcome of any ordinary shareholders’ resolutions, irrespective of how other shareholders vote. The interests of these three shareholders may not necessarily be aligned with the interests of our shareholders as a whole, and this concentration of ownership may also have the effect of delaying, deferring or preventing a change in control of our company.

There can be no assurance that the company will not be a passive foreign investment company, or a PFIC, for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. Holders (as defined in “Item 10. Additional Information—E. Taxation”) of ADSs or ordinary shares.

In general, a non-U.S. corporation will be a PFIC for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that directly or indirectly owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes interest, rents, dividends, royalties and net gains from transactions relating to commodities (other than certain active business income, including gains derived by certain dealers in property).

Based upon the manner in which we currently operate our business, the present composition of our income and assets and the estimated value of our assets, including goodwill, we do not expect to be a PFIC for our current taxable year or in the foreseeable future. However, our PFIC status is a factual determination that is made on an annual basis. Because our PFIC status for any taxable year will depend on the manner in which we operate our business (including the manner and extent to which we hedge our positions with customers) and on the composition of our income and assets and the value of our assets from time to time (the value of which may be determined, in part, by reference to the market price of our ADSs, which is likely to fluctuate significantly), there can be no assurance that we will not be a PFIC for any taxable year. Potential U.S. investors are urged to consult their tax advisers regarding the determination of whether we are a PFIC for any taxable year and the potential application of the PFIC rules.

Item 4. INFORMATION ON THE COMPANY

A.                 HISTORY AND DEVELOPMENT OF THE COMPANY

We established Rong Jin Hui Yin on May 18, 2011 and commenced operation in July 2011. Rong Jin Hui Yin focuses on providing commodity trading and other related services. Jin Xiang Yin Rui, another major subsidiary of ours, was incorporated in the PRC by our founders on October 24, 2012 and commenced operation on the Guangdong Precious Metals Exchange in August 2013. Its primary focus is to provide commodity trading and other related services on the Guangdong Precious Metals Exchange. We also established a number of other subsidiaries in the PRC to provide technical and other support for our online spot commodity trading business, and to sell software application and provide supporting services to related parties and third parties.

In 2013 and 2014, we completed a series of restructuring to consolidate Rong Jin Hui Yin, Jin Xiang Yin Rui and various other PRC subsidiaries as wholly owned PRC subsidiaries of Win Yin Financial and Information Service Company Limited, or Win Yin Financial, a company incorporated in the Cayman Islands by our founders. Mr. Wenbin Chen, Mr. Ming Yan and Ms. Ningfeng Chen, through their respective wholly owned holding companies, held 40%, 30% and 30% of the equity interest in Win Yin Financial, respectively.

Our company, Yintech, was incorporated on November 4, 2015 in the Cayman Islands. Yintech acquired all of the ordinary shares of Yintech Enterprise from Win Yin Financial on November 6, 2015 at par value. As a result, Qian Zhong Su, Yintech Enterprise’s wholly owned PRC subsidiary, became Yintech’s wholly owned subsidiary. In November 2015, Qian Zhong Su initiated a series of transactions to acquire from our ultimate shareholders, Rong Jin Hui Yin, Jin Xiang Yin, Rui, Yin Tian Xia Technology, and their subsidiaries, as its wholly owned PRC subsidiaries. The acquisitions were completed on November 18, 2015. On November 16, 2015, Qian Zhong Su acquired from third parties Sheng Ding, which commenced operation on the Guangdong Precious Metals Exchange in October 2015, to further expand our business on that exchange. In November and December 2015, we established Jin Dou and Jin Yi to carry out business on the Shanghai Gold Exchange. We established a PRC subsidiary, Zu Ding, in January 2016, to manage our advertising activities. In March 2016, we acquired 70% equity interest in Da Xiang, which focused on mobile platform based products on the Guangdong Precious Metals Exchange. We have also established additional BVI and Hong Kong subsidiaries under Yintech for future business activities.

In April 2016, we completed an initial public offering of 7,500,000 ADSs (including the ADSs sold in connection with the over-allotment offering), representing 150,000,000 ordinary shares. On April 27, 2016, our ADS were listed on the NASDAQ Global Select Market under the symbol “YIN.” In conjunction with the completion of our initial public offering, we issued and sold 1,164,814,815 ordinary shares via private placement to MeMeStar Limited, a wholly-owned subsidiary of SINA Corporation (NASDAQ: SINA).

In August 2016, we acquired 100% equity interest in Gold Master (HK) Company Limited (“Gold Master”), which offers online spot commodity trading services to individual customers in the PRC on the Shanghai Gold Exchange. Leveraging the integration of Gold Master, we believe we will be able to extend our leadership from spot trading of silver to gold and further enhance our operation on the Shanghai Gold Exchange.

In November 2016, we established Yintech Financial Innovation Labs in Shanghai and Boston, which focus on areas including big data, artificial intelligence and trading strategies, to provide our customers with more advanced trading strategies, reliable risk management toolkits, and intelligent services.

In January 2017, Qian Zhong Su was renamed as Shanghai Yin Tian Xia Investment Group Co., Ltd. Also in January 2017, our subsidiary Xie Luo entered into a series of contractual arrangements with Ran Yu and the shareholders of Ran Yu, through which we exert control over Ran Yu and will consolidate its operating results in our financial statements under U.S. GAAP beginning with our financial statements for the fiscal year ending December 31, 2017.

Our principal executive offices are located at 12th Floor, Block B, Zhenhua Enterprise Plaza, No. 3261 Dongfang Road, Pudong District, Shanghai, 200125, People’s Republic of China. Our telephone number at this address is +86-21-2028-9009. Our registered office in the Cayman Islands is located at Walkers Corporate Limited, Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman KY1-9008, Cayman Islands. Our agent for service of process in the United States is Law Debenture Corporate Services Inc., located at 400 Madison Avenue, Suite 4D, New York, New York 10017.

B.                 BUSINESS OVERVIEW

Overview

We are a leading provider of investment and trading services for individual customers in China. We strive to provide best-in-class financial information, investment tools and services to individual customers utilizing the latest financial technology and mobile platform. We currently are focused on the provision of services for the trading of gold and other spot commodities. We facilitate the trading by individual customers of gold, silver and other precious metals and commodities on three leading exchanges, namely the Shanghai Gold Exchange, the Tianjin Precious Metals Exchange and the Guangdong Precious Metals Exchange, which were the three largest exchanges for online spot commodity trading in China in terms of trading volume in both 2015 and 2016.

Online spot commodity trading recently emerged as an alternative investment product in China, with aggregate trading volume growing at a CAGR of 32.7% from 2011 to 2016 and reaching RMB35.5 trillion (US$5.1 trillion) in 2016. We believe such growth is largely attributable to the distinctive features of online spot commodity trading. Its deposit-based leverage trading method offers relatively high volatility trading opportunities which appeal to a group of individual investors. Compared with other leveraged trading products such as futures, Spot commodity trading enjoys the following benefits: (i) the underlying assets, primarily silver and gold, are more familiar to individual investors, (ii) the spot commodity contract is less complex, and (iii) its trading hours are longer and continuous. Compared with China’s commodity futures markets, which had an aggregate trading volume of RMB354.8 trillion (US$51.1 trillion) in 2016, the spot commodity market is still small and we believe it has strong growth potential.

We focus on premier customers and generally require each customer to deposit at least RMB100,000 (US$15,437) for account activation. Based on our experience, the total invested amount of a customer is often significantly higher. We believe this strategy helps us focus our resources on providing better services and build a base of customers with greater sophistication and risk tolerance, who are more suited to leveraged spot commodity trading. As of December 31, 2016, there were more than 143,000 customers who opened and activated accounts with us, among which more than 73,000 executed trades during the year ended December 31, 2016, with an aggregate trading volume of RMB2,978.3 billion (US$429.0 billion).

We provide our customers with comprehensive services, including account opening, investor education, market information, research, live discussion boards and real-time customer support. Most services are delivered online through our proprietary client software and call center, and we do not operate physical branches. Our client software provides not only market information and analysis, but also interactive functions including live discussion boards and instant messaging with customer service representatives, which we believe enhance our customers’ engagement. Internally, we collect and analyze customer behavior and communications data from our client software, customer relationship management system and the exchanges, which allow us to better understand, attract and serve our customers.

We strive to minimize conflicts of interest with our customers, which we believe is essential for our long-term success. Under the trading rules of the three exchanges we operate on, we do not set, quote or influence the trading prices, and cannot access our customers’ money. On the Guangdong Precious Metals Exchange, we are required to serve as counterparty to our customers’ trades. We entered into a risk and return transfer arrangement in 2015 to pass the risks and returns associated with such principal positions to a fund, which means we do not gain from our customers’ losses or lose from their gains. On the Shanghai Gold Exchange and the Tianjin Precious Metals Exchange, we serve as an agent or broker and do not hold principal positions.

We have achieved substantial growth since our commencement of operation in July 2011. Our revenues increased significantly from RMB1,157.8 million in 2014 to RMB1,245.9 million in 2015, and further to RMB2,719.5 million (US$391.7 million) in 2016. We recorded net income of RMB482.0 million, RMB403.0 million and RMB925.7 million (US$133.3 million) in 2014, 2015 and 2016, respectively.

Looking forward, Yintech is actively developing new businesses including gold based wealth management products, trading of cultural assets and trading of overseas securities, in order to provide customers with a wider range of products and services.

The Commodity Exchange Systems We Operate On

According to Euromonitor, there are two major trading models adopted by online spot commodity exchanges in China: the “order-driven” trading model and the “quote-driven” trading model. The Tianjin Precious Metals Exchange and the Guangdong Precious Metals Exchange have adopted similar “quote-driven” model. Under this trading model, a price quoter, which could be the exchange or a trading participant, provides price quotations to buy or sell certain commodity, and other trading participants can choose to trade at the quoted price. On the other hand, the Shanghai Gold Exchange has adopted the “order-driven” model. Under the order-driven trading model, a trading participant submits orders to buy or sell certain commodity with specified price and quantity, which will be matched with other participants’ orders to sell or buy, and the trade will be executed through the exchange’s trading system. Besides setting the trading models and rules, each exchange also keeps trading records, maintains technology infrastructure, conducts bookkeeping and gives clearing instructions. Each exchange supervises its members and members’ customers, including review qualification and grant approval for trading, and oversees the overall risk management of its exchange system.

Trading Model of the Shanghai Gold Exchange

Trading participants on the Shanghai Gold Exchange mainly include individual and institutional customers, financial members, comprehensive members and proprietary members. Trading participants may submit orders to buy or sell certain commodity with specified price and quantity, which will be matched with other participants’ orders to sell or buy such commodity, and the trade is executed via the exchange’s trading system. The proprietary member is only allowed to conduct proprietary trading, while the comprehensive member and financial member are allowed to conduct proprietary trading and agent business for institutional customers. In addition, a financial member could also conduct agent business for individual customers. A financial member may use agents to develop and service customers. We are such an agent of several financial members. As of December 31, 2016, there were a total of 26 financial members on the exchange, among which 23 members are commercial banks, two members are state-owned banknote and coin printing and minting companies and one member is a clearing organization established with governmental approval.

Trading Model of the Tianjin Precious Metals Exchange

Trading participants on the Tianjin Precious Metals Exchange mainly include individual and institutional customers, comprehensive members and special members. The exchange quotes trading prices with reference to the prices from relevant international and domestic commodities markets, and the trading prices are made known to trading participants in real time. The prices quoted by the exchange are the only prices used for trading purposes by the trading participants. An individual customer can only initiate trades with a comprehensive member with which he or she has a trading account. A comprehensive member must pass through the customer’s trades with its contracted special member, which is usually assigned by the exchange. The special member must unconditionally accept such trading orders and serve as the counterparty to such trades with the individual customer. If a special member is unable to accept such trading orders due to liquidity insufficiency, the exchange will transfer the orders to other special members. As of December 31, 2016, there were a total of 83 comprehensive members and only a handful of special members on the Tianjin Precious Metals Exchange.

Trading Model of the Guangdong Precious Metals Exchange

Trading participants on the Guangdong Precious Metals Exchange mainly include individual and institutional customers, comprehensive members and special members. The exchange quotes trading prices with reference to the prices from relevant international and domestic commodities markets, and the trading prices are made known to trading participants in real time. The prices quoted by the exchange are the only prices used for trading purposes by the trading participants. An individual customer can only initiate trades with a comprehensive member with which he or she has a trading account. A comprehensive member must unconditionally accept such trading orders placed with it and serve as the counterparty to the customer’s trades. A comprehensive member may initiate trades with its contracted special member, which is usually assigned by the exchange, for risk management or proprietary trading purposes. The special member must unconditionally accept such trading orders from the comprehensive member and serve as the counterparty to such trades. If a special member is unable to accept such trading orders due to liquidity insufficiency, the exchange will transfer the orders to other special members. As of December 31, 2016, there were a total of 57 comprehensive members and only a handful of special members on the Guangdong Precious Metals Exchange.

Deposit and Cash Settlement

The exchanges typically designate one or more banks to serve as depositaries for all trading participants. The exchanges open their segregated deposit accounts and enter into custodian arrangements with such designated banks for fund deposit and withdraw made by its members or members’ customers. For the Tianjin Precious Metals Exchange and the Guangdong Precious Metals Exchange, a member or a customer is required to enter into a tri-party depositary service agreement with the exchange and the designated bank, pursuant to which the bank will then set up a sub-account under the exchange’s deposit account for such member or customer. For the Shanghai Gold Exchange, a member will enter into a tri-party depositary service agreement with each of its customers and the designated bank, pursuant to which the customers’ accounts will be set up under such member’s account, instead of under the exchange’s account. For all three exchanges, all customers’ and members’ sub-accounts are segregated from each other and could only be freely withdrawn or funded by the corresponding member or customer, subject to the minimum deposit requirement.

Cash settlement is carried out on a “mark-to-market” basis by the deposit banks according to clearing instructions from the exchanges during settlement hours of each trading day. If a customer opens and closes a position on the same day, the profit or loss minus fees and expenses will be credited or debited to the customer’s deposit account. If a position is left open until the next trading day, any profit or loss resulting from holding such position during this trading day will be credited or debited to the deposit account, as if the position had been closed on such day, and immediately reopened on the following day (with no fees or expenses charged to the customer) at the end of this trading day.

A customer can also request physical settlement of a trade by taking delivery of the underlying commodity. In such a situation, the customer is required to fully fund his or her position to buy or deliver the physical commodity in a sale order before settlement takes place. There are additional fees associated with the physical settlement process, such as tax, warehousing, shipping expenses and inspection charges. In our experience, customers very rarely make physical settlement requests.

Main Trading Rules for Individual Customers

Trading Position

A customer can enter into either a long position, i.e., purchase of a commodity with the expectation that price of the commodity will increase, or a short position, i.e., sale of a commodity with the expectation that price of the commodity will decrease. There is no expiration date for a particular position. For risk management purposes, the exchanges also set limits on the size of single trade order and the size of aggregate open positions which vary by commodity types and exchanges. An individual customer cannot execute a single order that is beyond the pre-set size limit and once his or her aggregate open positions reach the pre-set size limit, he or she cannot enter into new positions.

Leverage and Deposit

The exchanges have adopted a deposit-based leveraged trading system. Leverage allows a customer to use a small amount of capital, i.e., the trading deposit, as a lever to gain exposure to a larger quantity of the underlying commodity without the actual ownership of the underlying commodity.

Under this system, a customer is only required to have a certain level of deposit in his or her trading deposit account in order to enter into a position, and is not required to fully fund the position. The required deposit, or minimum deposit, can be calculated as the notional value of the position divided by the maximum leverage ratio set by the exchange, which depends on, among other things, commodity types and customer investment amount. The minimum deposit required cannot be withdrawn from the trading deposit account or used for other positions until the particular position is closed. For example, if a customer intends to take a position with notional value of RMB100,000 (US$14,403) and the applicable maximum leverage ratio is 10:1, he or she needs to have a minimum deposit of RMB10,000 (US$1,440) before taking such a position.

Equity and Liquidation

Once a position is established, the price movement of the underlying commodity will affect the value of the customer’s account, or “equity”. Generally, for any trading participant, equity is the net aggregate of its deposits, withdrawals, closed and open positions. It is made known to the trading participant through the exchange’s online trading platform in real time. To mitigate the risk of “negative equity,” i.e., a trading participant having an insufficient deposit to cover its loss and hence may default, the exchanges have adopted a mandatory liquidation mechanism that liquidates all positions of a trading participant if its equity falls below a certain level.

On the Tianjin Precious Metals Exchange and the Guangdong Precious Metals Exchange, for an individual customer, when the customer’s equity falls below 50% of the aggregate minimum deposit required for all open positions, mandatory liquidation occurs immediately to all of the customer’s positions. In addition, if a customer’s equity falls below 100% of the aggregate minimum deposit required, he or she cannot withdraw cash from the trading deposit account or take on any new position. On the Shanghai Gold Exchange, for an individual customer, when the customer’s equity falls below 100% of the aggregate minimum deposit required for all open positions, mandatory liquidation occurs on the next day starting from the customer’s largest position to the smallest position until the minimum deposit requirement is met. On each of the three exchanges, a trading participant can monitor its equity in real time and replenish its trading deposit account as needed.

Trading participants other than individual customers, including comprehensive members, special members and proprietary members, are also required by the exchanges to maintain certain levels of deposit, and will face liquidation if their equity falls below a level set by the relevant exchanges. We are currently a comprehensive member of the Shanghai Gold Exchange, the Tianjin Precious Metals Exchange and the Guangdong Precious Metals Exchange.

The following table summarizes the major trading rules for individual customers of the three exchanges we operate on.

	Tianjin Precious Metals Exchange	Guangdong Precious Metals Exchange	Shanghai Gold Exchange
Commodity type	Silver, palladium, platinum, nickel, copper and aluminum	Silver, palladium and platinum	Gold, silver and platinum
Trading direction	Long or short	Long or short	Long or short
Mandatory liquidation	Mandatory liquidation of all positions if equity falls below 50% of minimum deposit required	Mandatory liquidation of all positions if equity falls below 50% of minimum deposit required	Mandatory liquidation on the next day if equity falls below 100% of minimum deposit required, and from largest position to smallest position until the minimum deposit requirement is met
Trading hours	Generally Monday 08:00 - 04:00 next day, Tuesday to Friday 07:00 - 04:00 next day	Generally Monday 08:00 - 04:00 next day, Tuesday to Friday 07:00 - 04:00 next day	Generally Monday - Friday 09:00 - 11:30, 13:30 - 15:30 and 20:00 - 02:30 next day
Maximum leverage ratio	Depends on commodity type and investment amount, ranging from 5:1 to 10:1	10:1 for all commodity type and investment amount	Depends on commodity type and investment amount, ranging from 11.1:1 to 16.7:1

Our Business Model

Our business process can be generally divided into three stages: marketing, customer development and customer service, all of which are supported by our technology infrastructure. The following diagram illustrates this process:

Marketing: We conduct brand promotion and precision marketing to attract potential customers through both online and traditional marketing channels. Interested persons who contact us and leave their contact information with us become our potential customers. We also promote our client software through various websites and app stores. Guest version of our software is free to download and use. Through simple online registration, people get free access to the user version of our client software and become our potential customers. We do not conduct cold calls. We also use popular interactive social media such as weibo and wechat to attract potential customers.

Customer development: Our customer representatives interact with potential customers regarding online spot commodity trading, our client software and services through call, text message and instant messaging function in our client software. Our representatives begin building relationships with our customers in anticipation that they will open trading accounts with us.

Customer service: A potential customer who opens and activates a trading account with us becomes our customer. We provide more services to customers compared with potential customers, including free usage of the customer version of the client software which has richer features, as well as access to more comprehensive research reports and technical analysis tools.

Our Customers

We currently focus on premier individual customers and generally require each customer to deposit at least RMB100,000 (US$14,403) for account activation. As of December 31, 2016, on average each customer had invested a principal amount of over RMB300,000 (US$43,209), calculated as the highest net deposit amount (deposits minus withdrawals) since account activation. We believe that these customers are generally more sophisticated investors with higher risk-bearing ability, and we could concentrate on providing them with comprehensive and tailored services.

Our customers could open and activate trading accounts with us online in an easy and user-friendly manner. After filling in basic personal information in our application form, a customer could link his or her personal bank account to his or her trading deposit account, which is an independent depository account under the exchange’s (for the Tianjin Precious Metals Exchange and the Guangdong Precious Metals Exchange) or financial member’s (for the Shanghai Gold Exchange) account. We cannot access our customers’ money, but we can monitor their trading activities and account balances in real time through the exchanges’ information system. Customers could freely withdraw funds from their accounts so long as the minimum deposit requirements for their trading positions are met. After a trading account is activated, it becomes a “tradable” account and will remain tradable until the account is closed. We define “active” accounts as tradable accounts that have executed at least one trade during a relevant period.

We believe that the growth of tradable accounts and active accounts, combined with our strategy to focus on premier customers, contributed to the significant growth of our customer trading volume historically. The tables below set forth the tradable accounts as of the dates indicated and active accounts and total customer trading volume for the periods indicated:

	As of December 31,
	2014	2015	2016
Tradable Accounts	33,903	50,598	143,539

	For the Year Ended December 31,
	2014	2015	2016
Active Accounts	20,330	24,453	73,078

	For the Year Ended December 31,
	2014	2015	2016
	RMB	RMB	RMB	US$
	(in millions)
Customer Trading Volume	623,414	659,709	2,978,329	428,969

Sales and Marketing

Marketing

Our marketing activities include promoting our brand recognition, attracting new customers through targeted marketing and promoting our client software, which has a broader reach of users who might become our potential customers.

We employ both online and traditional marketing channels, including:

•                  Online marketing. Our online marketing relies mainly on search engine marketing and displaying advertisements on portal websites. We also actively promote our client software through mobile application stores. In addition, we promote our brand and software through our corporate pages on popular interactive social media such as weibo and wechat.

•                  Television and radio. We collaborate with a number of major television and radio channels to conduct brand promotion and targeted marketing. For instance, we sponsor investor education programs on several national and provincial television channels, which are transmitted to nationwide television audiences through satellite broadcasting.

•                  Others. We promote our brands through other traditional media channels such as placing advertisements in newspapers and magazines and also through popular interactive social media such as weibo and wechat.

We focus on investing in cost-effective marketing initiatives and continuously evaluate the effectiveness of  various marketing channels to optimize the allocation of our marketing spending. We incurred advertising expenses of RMB179.9 million, RMB221.9 million and RMB554.3 million (US$79.8 million) for the years ended December 31, 2014, 2015 and 2016, respectively, accounting for 15.5%, 17.8% and 20.4% of total revenues for the same periods.

Leveraging our effective marketing strategies, our brands under Yintech have gained many recognitions and awards in recent years. For example, Yin Tian Xia was awarded as one of China’s 500 Most Valuable Brands in the consecutive years of 2015 and 2016 by World Brand Lab, a leading global brand evaluation and research institution.

In addition, our brand Gold Master was awarded Best Market Development Award by China Gold Congress and Expo in 2016.

Customer Development

Our potential customers could initiate contact with us through call, text message and online instant message, as well as through software downloads and online registration. Our representatives generally follow up with potential customers to respond to their questions regarding online spot commodity trading and our software and services. Our representatives begin building relationships with our customers in anticipation that they will open trading accounts with us.

We use data mining to identify potential customers who are more likely to open trading accounts with us than others. We do so through an analysis of communications history and software usage records, thus improving the effectiveness of our customer development. For instance, based on our analysis, active users of our software are more likely to open a trading account with us than those who do not use our software. We have detailed internal rules regulating the conduct of our customer representatives. We also provide them with mandatory training to ensure the quality of their services. Our internal compliance team also uses our CRM system to monitor communications between our customer representatives and potential customers.

From 2013 to June 2014, we worked with certain sales agent companies selectively to develop customers on and only on the Tianjin Precious Metals Exchange. To better manage and to improve the cost-efficiency of customer development, we ceased such cooperation with sales agent companies in June 2014, and we have been developing customers on our own since then on the Tianjin Precious Metals Exchange. Currently, Gold Master works with certain external sales agent companies selectively to develop customers on and only on the Shanghai Gold Exchange.

Our Services

We provide the following services to our customers.

Investor Education

We believe that investor education is critical in preparing potential customers for spot commodity trading. We have developed a set of educational programs designed to target customers with a variety of experience levels and investment preferences. Our education programs include basic rules and processes of online spot commodity trading, fundamental analysis methods and technical analysis methods. We provide a simulated trading function through our client software for customers and potential customers, enabling them to experience real-life trading processes without committing any capital or assuming any risks. We offer online lectures and live video programs we produce in-house which cover a variety of topics. Most of our educational resources are easily accessible through PC and APP versions of our client software. Certain materials are also available on our websites.

Market Information Provision

We provide comprehensive market information to our customers, including real-time price quotes from various exchanges and international markets, technical indicators, commodity market news and macroeconomic data and news. Market information is accessible by our customers and potential customers through PC and APP versions of our client software.

Research

We have a professional research team at our in-house research institute through which we provide research support services to our customers. Our research staff members possess various professional qualifications in securities, futures and commodity trading. Our research services include research reports, online lectures, live market commentaries and quantitative analysis. Our research reports include daily, monthly and special event reports. Our research personnel give live market commentary during trading hours, which can be accessed via PC and APP versions of our client software in text or video format. Our research team also develops various quantitative analysis models that can be used by our customers through our client software.

Historically, we outsourced research services to a related external company. We terminated such arrangement in November 2013, and since then, we have provided research services in-house.

Live Discussion Boards

Our client software not only provides market information and investor education to users, but also provides live discussion boards for the users to communicate with our research personnel and among themselves, with respect to market trends, investment opportunities and other related topics.

Customer Support

We are committed to providing high-quality customer support. Most of our services, including investor education, market information provision and research support services, are accessible through our client software, which we believe provides a positive experience for our customers due to its user-friendliness and easy access. Besides our client software, we have a dedicated team of customer service personnel that handles real -time customer inquiries about our software, market news and research reports, and other questions, via call, text message and online instant message. We request that all our customer representatives conduct customer communications via our communication system that is closely monitored by us. We also provide telephone order processing services during trading hours, allowing our customers to place their trading orders via telephone.

In addition, we receive customer complaints from time to time. To ensure that reasonable complaints made by each customer are adequately addressed and for risk management purposes, we have established a customer complaint department at our customer service center. For a complaint received, our customer compliant officer will first confirm details of the complaint with the customer and then verify the facts with the relevant department. Based on our verification results and our internal policy, we seek to resolve complaints through discussions with the customer. The complaint and our response are recorded in the CRM system, and feedback is also provided to relevant departments. We also report complaints to the compliance department, which will check for noncompliance and advise the relevant department to take rectification measures, if necessary.

Technology and Infrastructure

The client software and the CRM system comprise our core technology infrastructure and enable us to move each key phase of our business operation online. We received the “certified software enterprise and registered software products” qualification from the Shanghai Municipal Commission of Economy and Informatization in April 2013, and received ISO9001 certification for software development in June 2014, ISO20000 certification for IT service operation and maintenance in December 2014 and IS027001 certification for information security management in December 2014. We made substantial investments in R&D. As of December 31, 2016, we had a software research and development and maintenance team of 459 employees.

Client Software

While many of our competitors use third-party software to deliver such services, we have developed a proprietary client software to address our customers’ needs. Through our client software, we provide customers with timely and comprehensive market information, investor education programs, simulated trading, research reports, live market commentary, quantitative analysis tools and interactive customer support functions. We operate three versions of our client software, and each version has a different level of functionalities. The guest version has limited functions and is free to download. The user version has more functions and can be used by our potential customers for free. The customer version has the most functions and is available to our tradable customers for free. As of the date of this annual report, our customers could directly place trades through our client software.

We believe that in-house development of our client software can shorten development cycles and improve usability of our software based on continuous customer feedback, and therefore differentiate us from our competitors.

CRM System

Our CRM system is the core IT system for customer development and customer services. Our CRM system allows us to centrally manage relationships with customers and potential customers, monitor and supervise customer communications conducted via calls, text messages and online instant messages, as well as collect and analyze customer data. Our CRM system allows us to manage customer relationships in the following ways:

Customer communication platform. Our CRM system is integrated with our call center, online instant message and text message platform, which enables customer representatives to engage in dial-in and dial-out communications and online chats with our customers, and sends out personalized SMS for promotion and other notices.

Customer relationship management. Our CRM system also facilitates the categorization of customers and potential customers, the management of account opening procedures, account status, rebate arrangement, collection of customer complaints and advice, as well as other customer activities. Through our CRM system, our customer representatives can access customers’ communication history with us, their software usage records and trading records. Such background information can help them communicate in more effective ways with our customers and potential customers.

Monitoring. All customer communications through our CRM system are recorded, including calls, text messages and online instant messages. Our compliance department conducts spot checks of our customer communications on a daily basis for any behavior that is noncompliant with our internal policies and for any irregularities. We also recently installed an automatic speech recognition system to monitor calls with customers and identify any noncompliance or irregularities. These recordings and narratives may also be used for training and quality control purposes.

Internal information distribution. Our CRM system distributes internally generated information, such as market information, research reports, new commodity trading products, promotional information and compliance notices, to our customer representatives, which enables us to provide high-quality customer services and to maintain a consistent connection with our customers.

Human resource management. Our CRM system improves our efficiency by facilitating the allocation of existing and potential customers to our customer representatives. We can also monitor and evaluate the performance of each customer representative using data compiled by our CRM system such as the number of customers developed and the number of customer inquiries answered by each customer representative.

Our Focus on Utilizing Data Assets

We collect data through our client software and CRM system. Through our client software, we are able to collect data with regard to users’ usage history, including log-on/off time, duration of each log-on and users’ activities during each log-on session, such as watching investor education programs, participating in online discussion board and performing simulated trading. Through our CRM system, we can collect data about a customer’s or a potential customer’s communication history with us, including recorded calls between the customer and our customer representatives, duration and content of each call, text messages and online instant message records. We also obtain customers’ trading records from the exchanges. All of these collected data become our data assets. Our customer representatives can access most of this data through our CRM system. We also have a dedicated team to analyze this data.

We believe that collection and analysis of our data assets enhance our operational efficiency and improve our business in many ways. Our data assets enable us to accurately evaluate the effectiveness of different marketing channels and, consequently, to more efficiently allocate our marketing budget. Through analysis of data on software usage, individual information and communication records, we can more accurately identify potential customers who have a high interest in opening a trading account with us and thus improve the efficiency of our customer development activities. Through our CRM system, our customer representatives can access customer-specific data, including software usage history, communication history with us and trading records, which make it easier for us to provide informed services to individual customers and enhance their experience with us.

Reliability and Business Continuity

Our client software runs on reliable hardware and software technologies with primary and back-up facilities hosted at two separate geographic locations in Shanghai and Beijing, respectively. In addition, both servers are located in advanced outsourced data centers with full business continuity features, including redundancy for power, telecommunications connections and daily monitoring.

We also maintain formal business continuity policies and practices aimed at ensuring rapid recovery from any business or trade interruptions. We rank each of our services according to the risks associated with potential interruptions and have also established business recovery time objectives for our services. We regularly review and test our recovery plans and controls to ensure the effectiveness of such plans and controls in meeting our business needs.

Risk Management

We have established rigorous risk management policies and practices as we believe that risk management is crucial to the success of our business. We mainly focus on three types of risks: trading-related risks, operational risks and information security risks.

Trading Related Risks

Our risk control trading center is responsible for the day-to-day management of trading related risks and its primary objective is to monitor the following: (i) equity and risk ratio of our own trading deposit accounts with the Guangdong Precious Metals Exchange, (ii) our customers’ equity levels and any abnormal trading activities through the exchanges’ information system and (iii) abnormal price movements and trading system errors. The risk control trading center operates in three shifts with 24-hour coverage in order to ensure continuous monitoring during the trading hours of the exchanges.

Liquidation Risks

The Guangdong Precious Metals Exchange impose minimum trading deposit requirements on comprehensive members for risk management purposes. Such minimum trading deposit is calculated as a fixed percentage of the aggregate trading deposits of a comprehensive member’s customers. Currently, the applicable percentage is 16.7%. By the end of each trading day, if a comprehensive member’s equity falls below the minimum deposit requirement, it needs to replenish its deposit account to above such minimum level generally by the end of the next trading day. In addition, if during trading hours, a comprehensive member’s “risk ratio,” defined as real -time equity divided by the ending equity of the previous trading day, falls below 30%, the exchange will immediately liquidate all its positions. Then, the special member contracted by the comprehensive member will temporarily act as the counterparty to the trades placed by the comprehensive member’s customers, until the comprehensive member meets the minimum deposit requirement again. As a consequence of such mandatory liquidation, we will generally lose all the spread fees and overnight fees associated with the transferred positions to the special member until we replenish our deposit above the minimum level. We are not required by the Shanghai Gold Exchange and the Tianjin Precious Metals Exchange to place any deposits.

Our deposit management goal is to ensure our compliance with the requirements of the exchanges and enhance our capital usage efficiency, which is to prevent any mandatory liquidation while at the same time to avoid any waste of capital as a result of having an excessive level of deposits. We achieve the above goals through a series of internal policies and procedures, including funding and withdrawal rules. We generally maintain a level of trading deposits higher than the minimum level required by the exchanges, which reduces the risk that the exchanges may liquidate our positions as a result of sudden price fluctuations.

Market Risks

We are exposed to market risks related to the fluctuation of the prices of the underlying commodities when we act as counterparty to our customers’ trades on the Guangdong Precious Metals Exchange. Historically, we formulated and implemented prudent risk management policies and hedged the market risks associated with our principal positions through special members on these two exchanges and through the Shanghai Futures Exchange.

In order to reduce our exposure to market risks currently, three of our PRC subsidiaries operating on the Guangdong Precious Metals Exchange have entered into a risk and return transfer arrangement with Pan Hou Wei Ran — PHC Commodity Equity Interest Swap Fund No.1, a fund under the management of an entity whose affiliates own approximately 7.22% of our issued shares, as of the date of March 31, 2017. Pursuant to such arrangement, the trading gains and losses resulting from our principal positions on the Guangdong Precious Metals Exchange are transferred to such fund, thus reducing our market risk exposure to commodity price movements volatility. Other than assuming such trading gains and losses, the fund is only allowed to hold cash and highly liquid cash management products.

We also entered into an execution guarantee agreement with such fund, as part of the risk and return transfer arrangement, pursuant to which the fund is required to maintain a net asset value of not less than 100% of the aggregate minimum deposits we need to place with the two exchanges. The net asset value of the fund mainly consists of three components: cash, highly liquid cash management products and amounts receivable by the fund pursuant to the risk and return transfer arrangement. The last component is accrued on a daily basis and settled on a monthly basis. The fund is also required to send us a daily report on its net asset value. If net asset value of the fund falls below 70% of the total minimum deposit requirements of the two exchanges, the fund has a contractual obligation to restore its net asset value to 100% of the total minimum deposit requirements by requesting its investors to inject additional capital in cash. If net asset value of the fund exceeds 120% of the total minimum deposit requirements, the fund has the right to distribute any excess cash from such account to its investors. If the net asset value of the fund falls below 10% of the total minimum deposit requirements on any given day, each of the fund and us is entitled to terminate the agreement and demand settlement immediately. As of December 31, 2016, the net asset of value of such fund was RMB122.0 million (US$17.6 million).

Also pursuant to the agreement, any withdrawal or transfer from the fund’s bank account requires joint approval from us and the fund. We shall approve withdrawals and transfers in compliance with the agreement, such as distributions when net asset value exceeds 120% of the total minimum deposit requirements or investment in highly liquid cash management products, but would have the ability to block any withdrawal or transfer outside the agreed scope, which we believe reduces our credit exposure to the fund as a protective measure.

Operational Risks

We are exposed to operational risks for various aspects of our business and we have formulated a series of internal procedures focusing on the risks of four key business areas. First, for advertisement, all promotion materials, webpages, information and media programs for public advertisement are reviewed by the compliance department before publication. Second, for customer development, we conduct spot checks on the audio recordings of customer development calls made by our customer representatives for any noncompliance or irregularities, and our automatic speech recognition system further facilitates such internal screening. Third, all our published research reports contain prominent disclaimers, and our research institute and compliance department will review all research reports before publication, in order to prevent the disclosure of any misleading or inaccurate information or other potential risks. Fourth, for customer service, we monitor the interactions of our customer representatives with customers through our automatic speech recognition system and through conducting spot checks on recorded conversations with customers for any noncompliance. All customer-facing employees receive compliance training upon joining us and we also provide ad hoc compliance trainings on various compliance matters to all employees. In addition, we have also established an internal whistleblower system for all employees to report any violation to the compliance department on an anonymous basis.

Information Security Risks

Secure access to our customers’ information and other confidential information is paramount to our business success and we are exposed to the risks that such information may be leaked or misused. We maintain strict internal practices, procedures and controls, such as providing different levels of access rights, which enable us to better protect our customers’ sensitive information (including ID card number, telephone number and other personal data). We deploy advanced firewall technologies to restrict inappropriate access to our hosting facilities. Access to our information systems is granted to our internal users on an as-needed basis. Our in-house information security team monitors our websites and critical servers 24/7. We use hardware security machines to encrypt sensitive customer information in our CRM system. We received ISO27001 certification issued by British Standards Institution, the world’s largest certification organization, in recognition of our information security system.

Competition

The online spot commodity trading market is highly competitive and fragmented for trading service providers like us. As of December 31, 2015, there were over 1,000 active trading service providers that operate on over 350 exchanges nationwide. The trading service providers compete with each other for customers and trading volume based on factors including brand, technology, research and customer services.

In addition, there are also over 20 commercial banks operating as financial members on the Shanghai Gold Exchange, through which individual customers can open accounts and trade gold and other precious metals on that exchange. However, we believe that in most cases, these banks only offer a trading channel to their existing customers as part of their overall banking package and do not provide specialized services for spot commodity trading. Recently, attracted by a booming online spot commodity trading market, certain Internet companies such as NetEase, Inc., also launched a spot commodity trading service. Differing from our strategy of focusing on premier customers, NetEase sets low deposit requirements for account opening and gained a large customer base with small average invested amounts in a relatively short period.

Although some of our competitors may have greater financial resources or a larger customer bases than we do, we believe that our proprietary technology platform, our focus on premier customers, our comprehensive customer services and strong brand recognition in the industry, will enable us to compete effectively in the fast evolving online spot commodity trading industry in the PRC.

Intellectual Property

Our trademarks, copyrights, domain names, trade secrets and other intellectual property rights are important to us in distinguishing our brand and services from those of our competitors and contribute to our ability to compete in our target markets. We rely on a combination of copyright and trademark laws, trade secret protection and confidentiality agreements with our employees, business partners and selected third-party service providers to protect our business and intellectual property rights. We also enter into confidentiality and invention assignment agreements with all executive officers, key employees and rigorously control access to proprietary technology.

We have 34 registered trademarks in the PRC and we have applied to register for 53 additional trademarks. We have 22 software copyright registrations, 4 software product registrations and own 37 domain names that we use in connection with the operation of our business. As our brand name gains more recognition among the general public, we will work to increase, maintain and enforce our trademark portfolio as well as software and domain name registration, the protection of which is important to our reputation and the continued growth of our business.

Regulation

This section summarizes the principal current PRC laws and regulations relevant to our business and operations.

Provisions on Foreign Investment

All limited liability companies and joint stock limited companies incorporated and operating in the PRC are governed by the Company Law of the People’s Republic of China, or the Company Law, which was amended and promulgated by the Standing Committee of the National People’s Congress on December 28, 2013 and came into effect on March 1, 2014. In the latest amendment, paid-in capital registration, minimum requirement of registered capital and timing requirement of capital contribution were abolished. Foreign invested enterprises must also comply with the Company Law, with exceptions as specified in foreign investment laws.

With respect to the establishment and operation of wholly foreign-owned enterprises, or WFOE, the MOFCOM, and the National Development and Reform Commission, or NDRC, promulgated the Catalogue of Industries for Guiding Foreign Investment, or the Catalogue, as amended on March 10, 2015, which came into effect on April 10, 2015. The Catalogue serves as the main basis for management and guidance for the MOFCOM to manage and supervise foreign investments. The Catalogue divides industries for foreign investment into three categories: encouraged, restricted and prohibited. Those industries not set out in the Catalogue shall be classified as industries permitted for foreign investment. According to the Catalogue, online spot commodity trading, technical development, technical consultation and technical services sectors are neither restricted nor prohibited.

According to the Provisional Measures on Administration of Filing for Establishment and Change of Foreign Investment Enterprises, which was issued and effective on October 8, 2016, promulgated by the MOFCOM, the establishment and change in basic information of investors or foreign-invested enterprises (including WFOEs) which are not subject to special administrative measures shall be filed with MOFCOM rather than approved.

Provisions on Merger and Acquisition and Overseas Listing

According to the Provisions on Merger and Acquisition of a Domestic Enterprise by Foreign Investors, or the M&A Rules, promulgated jointly by the MOFCOM, the SASAC, the SAT, the SAIC, the CSRC and the SAFE, beginning on June 22, 2009, overseas special purpose vehicles which are established through acquisition of domestic companies in the PRC and are controlled by Chinese companies or individuals for the purpose of overseas listing must obtain the approval of the CSRC before overseas listing. According to the M&A Rules, if any domestic company, enterprise or natural person intends to merge an affiliated domestic company into an overseas company legally incorporated or controlled by the aforesaid domestic company, enterprise or natural person, the proposed merger shall be subject to the approval of the MOFCOM, and the parties thereto shall not circumvent the above provision through any means, including domestic investment by foreign invested enterprises (the “Related Party M&A Rules”). As none of Mr. Wenbin Chen, Mr. Ming Yan and Ms. Ningfeng Chen is a PRC citizen, our PRC legal advisor is of the view that the onshore acquisitions during our reconstruction are not subject to the Related Party M&A Rules.

Operational Rules of the Exchanges on Which We Operate

We are a comprehensive member of the Tianjin Precious Metals Exchange and the Guangdong Precious Metals Exchange, and an agent of a financial member of the Shanghai Gold Exchange, collectively with the Tianjin Precious Metals Exchange and the Guangdong Precious Metals Exchange, referred as the Exchanges, and we are required to comply with the operational rules of the Exchanges to engage in online spot commodity trading services business and the agent business on the Exchanges. Operational rules of the Exchanges are summarized as below:

Membership Administration

Pursuant to the Management Measures for Comprehensive Membership of the Tianjin Precious Metals Exchange (Interim) issued by the Tianjin Precious Metals Exchange on July 1, 2010, the Membership Management Measures of the Guangdong Precious Metals Exchange (2014) issued by the Guangdong Precious Metals Exchange on March 24, 2014 and the Membership Management Measures of the Shanghai Gold Exchange issued by the Shanghai Gold Exchange on September 16, 2014, or collectively, the Membership Management Rules, business entities or other economic organizations that meet the prescribed conditions of the Exchanges may apply to the Exchanges for membership and, upon approval, engage in spot commodity trading business of precious metals products within the scope authorized by the Exchanges. Of our PRC subsidiaries, Rong Jin Hui Yin (No. 160) and Yin Ru Yi (No. 186) are the comprehensive members of the Tianjin Precious Metals Exchange; and Jin Xiang Yin Rui (No. 003), Sheng Ding (No. 160) and Da Xiang (No. 166) are the comprehensive members of the Guangdong Precious Metals Exchange, respectively. Therefore, we are entitled to conduct spot commodity trading business of precious metals products on the Tianjin Precious Metals Exchange and the Guangdong Precious Metals Exchange.

Pursuant to the Membership Management Measures of the Shanghai Gold Exchange, there are two types of member in the Shanghai Gold Exchange, ordinary member and special member. Furthermore, Shanghai Gold Exchange divides its ordinary members into three categories according to their business scope: financial member, comprehensive member and proprietary member. The proprietary member is only allowed to conduct proprietary trading, while the comprehensive member and financial member are allowed to conduct proprietary trading and agent business for institutional customers. In addition, a financial member could also conduct agent business for individual customers.

Pursuant to the Membership Management Rules aforesaid, a member of the Exchanges is required to go through an annual inspection registration procedure with the Exchanges in order to renew its membership qualification. Additionally, as a comprehensive member of the Exchanges, Rong Jin Hui Yin, Yin Ru Yi, Jin Xiang Yin Rui and Sheng Ding are each required to pay an annual management fee of RMB100,000 (US$14,403), according to the relevant membership contracts with the Exchanges.

To ensure the compliance by the members of relevant rules and regulations, the Exchanges further promulgated several measures for the resolution of noncompliances and violations by the members and their customers, including daily examination, investigation initiation policies, resolution procedures and penalty provisions, as well as dispute resolution policies for any dispute between any member and individual customer. If a comprehensive member violates the relevant regulations of the Exchanges, the Exchanges may impose penalties on such member, including oral warning, written notification, compulsory training, suspension of membership qualification, revocation of membership qualification and payment of liquidated damages.

Rules for Trading of Precious Metals Products

With respect to different categories of traded commodities including silver, platinum, nickel, palladium and copper, the Tianjin Precious Metals Exchange formulated and promulgated the Trading Rules of the Tianjin Precious Metals Exchange (for Silver) (Interim), the Trading Rules of the Tianjin Precious Metals Exchange (for Platinum) (Interim), the Trading Rules of the Tianjin Precious Metals Exchange (for Palladium) (Interim), the Trading Rules of the Tianjin Precious Metals Exchange (for Spot Nickel) and the Trading Rules of the Tianjin Precious Metals Exchange (for Spot Copper). The Guangdong Precious Metals Exchange also formulated and promulgated the Trading Rules of the Guangdong Precious Metals Exchange for Silver, the Trading Rules of the Guangdong Precious Metals Exchange for Platinum and the Trading Rules of the Guangdong Precious Metals Exchange for Palladium. For the trading of gold, silver and platinum, the Shanghai Gold Exchange also formulated and promulgated the Trading Rules for Spot Commodities Trading.

The above trading rules set out detailed provisions on product standard and quotation rules, trading methods, fee standards, cash settlement, delivery, risk control, information management and other aspects of spot trading of precious metals products, which collectively constitute the basic trading model of the Exchanges. Specifically, the Exchanges have the right to make adjustments on the trading rules based on different circumstances within a certain scope. For specific trading rules and procedures that apply to our subsidiaries and their customers, please refer to “Business—The Commodity Exchange Systems We Operate On.”

We are required to comply with the trading rules of the Tianjin Precious Metals Exchange and the Guangdong Precious Metals Exchange as we are the comprehensive member of these two exchanges. As for the trading rules of the Shanghai Gold Exchange, we are not required to comply with the rules which are specifically regulating the members. However, we are required to follow the trading and management rules, such as duly disclosing risks to the customers, based on the contract we entered into with a financial member of the Shanghai Gold Exchange.

Risk Control

According to the Measures of the Tianjin Precious Metals Exchange for Risk Control Management (Interim) promulgated by the Tianjin Precious Metals Exchange on June 1, 2016, the Measures of the Guangdong Precious Metals Exchange for Risk Control Management (Trial) issued by the Guangdong Precious Metals Exchange in 2014 and the Measures of the Shanghai Gold Exchange for Risk Control Management issued by the Shanghai Gold Exchange on September 16, 2014, the Exchanges have established the following rules for risk management of online spot commodity trading:

Trading deposit. The Exchanges set forth the minimum trading deposit requirements for members and customers. The Exchanges have the right to adjust the required minimum trading deposit depending on the types of traded commodities and based on actual circumstances. Currently, the applicable percentage for us is 16.7% of our total customers’ deposits for the Guangdong Precious Metals Exchange. We are not required to place trading deposit with the Shanghai Gold Exchange and the Tianjin Precious Metals Exchange.

Position limit and major client reporting system. In order to manage risks, the Exchanges set limits on the maximum single or aggregate position any individual customer can have, i.e., position limit for individual customers. Individual customers that have a position reaching the position limit may not initiate a new trade.

Deposit adequacy and liquidation risk. It is set forth by the Exchanges that when a comprehensive member’s risk ratio reaches a certain threshold, or the trading deposit is lower than the minimum trading deposit level required by the Exchanges and is not timely replenished, the Exchanges will conduct mandatory liquidation against all positions of such member. In such case, the positions of the individual customers of such member will be temporarily transferred. We are not required to place a trading deposit for, and thus this rule does not apply to, our operation on the Shanghai Gold Exchange and the Tianjin Precious Metal Exchange.

Risk alerting system and emergency measures. The Exchanges may take measures as they deem necessary to manage risks, including requesting members and investors to report irregular circumstances, sending reminders of risks, warnings or alerts. For unusual circumstances, the Exchanges will further take different emergency measures to eliminate and mitigate risks, such as adjusting trading hours, suspending trading, suspending adding good orders, setting a time limit on transfer, compulsory transfer, limiting cash withdrawal, increasing deposit ratio and compulsory decrease of trading orders.

Management and Settlement of Trading Funds

To manage trading funds, the Exchanges respectively issue the Measures of the Tianjin Precious Metals Exchange for Trading Funds Management (Trial), the Measures of the Guangdong Precious Metals Exchange for Trading Funds Management (2014) and the Measures of the Shanghai Gold Exchange for Management of Member Agency Trading Funds. Such trading management measures define the rights, obligations and liabilities of the parties involved in trading funds-related activities and set forth rules regulating the depository bank, bank account, customer trading account and member trading account.

In addition, to regulate the settlement procedures, the Tianjin Precious Metals Exchange promulgated the Measures of the Tianjin Precious Metals Exchange for Settlement Management and the Guangdong Precious Metals Exchange promulgated the Measures of the Guangdong Precious Metals Exchange for Settlement Management (2014). According to relevant settlement rules, the precious metals trading settlement shall be carried out in the principle of unified and real-time settlement and in the manner of parallel application of real-time settlement and day-end settlement. Both the real-time settlement during the transaction and the day-end settlement of each day will be completed automatically by the trading system which is operated by the Exchanges. As for the Shanghai Gold Exchange, the settlement procedures and rules are included in the Implementing Rules of the Shanghai Gold Exchange for Spot Trading Funds Settlement. However, as an agent of a financial member, we don’t participate in the management and settlement of the trading funds and the relevant rules of the Shanghai Gold Exchange do not apply to us. For more details of the management and settlement of trading funds for us, please refer to “Business—The Commodity Exchange Systems We Operate On—Deposit and Cash Settlement.”

Regulation on Exchanges

Rules on the Shanghai Gold Exchange

On October 10, 2001, the PBOC obtained the approval of the establishment of the Shanghai Gold Exchange issued by the State Council. Later on October 31, 2001, the Shanghai Gold Exchange was officially set up by the PBOC and was registered by the SAIC on February 6, 2002. On December 20, 2011, the PBOC, the Ministry of Public Security, the SAIC, the China Banking Regulatory Commission, or CBRC, and the CSRC jointly issued the Notice of Reinforcing the Management of Gold Exchanges and Platforms Which Conduct Gold Trading Business (Yin Fa [2011] No. 301), which confirmed that the Shanghai Gold Exchange is the only approved exchange for spot trading of gold and the Shanghai Futures Exchange is the only approved exchange for trading of gold futures and clarified that the Shanghai Gold Exchange is under supervision of the State Council and the PBOC accordingly.

Rules on the Tianjin Precious Metals Exchange and the Guangdong Precious Metals Exchange

Up until the year of 2011, there is no law or regulation at the national level to regulate the establishment or operation of trading exchanges which conduct trading business of precious metal (excluding gold). Except for the trading exchanges approved to be established by the relevant departments of the State Council, other trading exchanges are regulated and supervised by the local governments.

On November 11, 2011, the State Council promulgated the Circular 38, according to which, all the trading exchanges and firms engaging in transactions of property rights, works of culture and art, forward transactions of bulk commodities and other similar transactions, or the Trading Exchanges and Firms with the word “exchange” in their names must report their names to corresponding provincial governments for approval, unless otherwise approved by the State Council or the financial regulatory department under the State Council (such as the Shanghai Gold Exchange). As to Trading Exchanges and Firms that are established without obtaining approval pursuant to the above provisions, the SAIC and its local branches may not carry out the industrial and commercial registration procedures for the same. The Tianjin Precious Metals Exchange and the Guangdong Precious Metals Exchange have all obtained the approval for establishment from their respective provincial governments.

Pursuant to Circular 38, the governments at the provincial level supervise the Trading Exchanges and Firms within their jurisdictions, while the State Council supervises the Trading Exchanges and Firms that had received approval for establishment from it. Thus, the Tianjin Precious Metals Exchange and the Guangdong Precious Metals Exchange are respectively supervised by the People’s Government of Tianjin and Guangdong. In practice, daily supervision of the People’s Government of Tianjin and Guangdong on the Tianjin Precious Metals Exchange and the Guangdong Precious Metals Exchange are mainly conducted by the Tianjin Municipal Bureau of Financial Affairs and the Department of Commerce of Guangdong Province, respectively.

To better manage and rectify the Trading Exchanges and Firms, the State Council established the system of “Inter-ministerial Joint Meeting”, or the Joint Meeting, led by the CSRC. The main task of the Joint Meeting is to make overall plans for and coordinate the work of involved departments and governments at the provincial level, to rectify illegal transactions of securities and futures, supervise the establishment of management rules to regulate the Trading Exchanges and Firms, and accomplish other tasks assigned by the State Council. The Joint Meeting shall not replace the State Council or provincial government in performing relevant regulatory duties.

Circular 38 further provides that all provincial governments are required to conduct centralized cleaning-up and rectification work of all Trading Exchanges and Firms within their jurisdiction. On July 12, 2012, the general office of the State Council further promulgated the Circular 37, under which certain Trading Exchanges and Firms are prohibited to carry out the following activities:

•                  Dividing any equities into equal shares for public offering;

•                  Conducting trading by centralized trading methods;

•                  Continuously listing and trading equities per standard trading unit;

•                  The number of equity holders exceeding 200 cumulatively;

•                  Conducting standardized contract transactions by centralized trading methods;

•                  Engaging in, or establishing Trading Exchanges and Firms to engage in, the trading of insurance, credit, gold or other financial products, without the approval of the financial regulatory department under the State Council.

As specifically required by Circular 37, all provincial governments shall conduct inspection of Trading Exchanges and Firms accordingly. They shall rectify those Trading Exchanges and Firms that shall be rectified, close those that shall be closed, and complete the examination and approval procedures as required for those that are indeed necessary to be retained, and submit a comprehensive written summary of the cleaning-up and rectification work to the Joint Meeting once such close rectification is basically completed.

As of the date of this annual report, the cleaning-up and rectification work of the Trading Exchanges and Firms in Guangdong has been completed and filed with the Joint Meeting. According to the inspection and acceptance results of the Joint Meeting, the Guangdong Precious Metals Exchange is permitted to be preserved after the cleaning-up and rectification work in 2013. However, the cleaning-up and rectification work of the Trading Exchanges and Firms in Tianjin has not been completed yet. For further information on such cleaning-up and rectification work and its impact on our business, please refer to “Risk Factors—Risks Related to Our Business and Industry—We operate in a highly regulated industry and any regulatory change may result in changes in trading models and trading rules of the Exchanges we operate on, which could adversely affect our business and prospects.”

On November 8, 2013, the MOFCOM, the PBOC and the CSRC jointly issued the Special Provisions on Commodity Spot Market Trading (tor Trial Implementation), or the Special Provisions, which came into effect on January 1, 2014. Pursuant to the Special Provisions, physical commodities, warehouse receipts and other similar proof for delivery of physical commodities, as well as other trading objects specified by the provincial governments in accordance with the law, are allowed to be traded through Trading Exchanges and Firms that are legally established with required service supporting functions. Trading Exchanges and Firms may conduct trading activities by agreement, unilateral bidding or other means of trading prescribed by the provincial governments in accordance with the law. Trading Exchanges and Firms shall not conduct any trading activities against the laws and regulations and shall not conduct standardized contract transaction with a centralized trading method. Competent commerce authorities of the governments at and above the county level shall be responsible for the industrial administration of the spot commodity market. The branches of the PBOC shall be responsible for the supervision and administration of the financial and payment institutions involved in spot commodity trading activities within their respective administrative jurisdictions.

On January 9, 2017, the Joint Meeting held the third conference in Beijing, reporting the current situations and problems of trading venues, studying and discussing the measures to further conduct cleaning-up and rectification work. Relevant authorities shall conduct an overall clean-up and rectification to trading venues within their jurisdiction. Members, agents and authorized entities of the trading venues are also required to be cleaned up and rectified

Labor and Personnel

The PRC Labor Contract Law was amended by the Standing Committee of the National People’s Congress on December 28, 2012 and came into force on July 1, 2013. In the amended PRC Labor Contract Law, more stringent provisions are adopted specifically for labor dispatch, including more qualifications for labor dispatch, reinforced principle of equal pay for equal work and defined restrictions on positions to which labor dispatch is applicable. The above-mentioned provisions are further elaborated in the Interim Provisions that were promulgated by the Ministry of Human Resources and Social Security on January 24, 2014 and came into force on March 1, 2014. It specifies that an employer shall strictly control the number of dispatched workers so that it shall not exceed 10% of the total number of its workers. The Interim Provisions also specify that if, before the Interim Provisions come into force, the number of dispatched workers in an employer exceeds 10% of the total number of its workers, the employer shall adjust its employment plan and reduce the proportion to the required proportion before March 1, 2016. The employer may not employ new dispatched workers unless the number of dispatched workers is reduced to the required proportion. However, if any labor dispatch agreement executed prior to, but expiring within two years of, the promulgation of the amended PRC Labor Contract Law, such agreements may continue to be performed until their expiry dates thereof. In addition, the employment of dispatched workers by an employer pursuant to labor dispatch arrangement shall be governed by the Interim Provisions.

According to the Interim Provisions, the labor dispatch entity shall pay social insurance premiums and follow relevant social insurance procedures for the dispatched workers as required by law and as agreed upon in the labor dispatch agreements. The Social Insurance Law of the People’s Republic of China that was promulgated by the Standing Committee of the National People’s Congress on October 28, 2010 and came into force on July 1, 2011 and the Interim Regulations on the Collection and Payment of Social Insurance Premiums that was promulgated by the State Council on and came into force on January 22, 1999, require employers to pay basic endowment insurance, unemployment insurance, basic medical insurance, employment injury insurance, maternity insurance and other social insurance for its employees. Where an employer fails to fully pay social insurance premiums, the relevant social insurance collection agency shall order it to make up for any shortfall within a prescribed time limit, and may impose a late payment fee at the rate of 0.05% per day of the outstanding amount from the due date. If such employer still fails to make up for the shortfalls within the prescribed time limit, the relevant administrative authorities shall impose a fine of one to three times the outstanding amount upon such employer.

According to the Regulations on the Administration of Housing Accumulation Funds that was promulgated by the State Council on and came into force on April 3, 1999 and was amended on March 24, 2002, all employers shall deposit housing accumulation funds on behalf of their employees. Where an employer fails to make deposit registration of housing accumulation funds or fails to open housing accumulation fund accounts for its employees, it shall be ordered by the housing accumulation fund management center to complete the procedures within a prescribed time limit, and if it still fails to complete the procedures within such time limit, a fine of RMB10,000 to RMB50,000 shall be imposed thereupon. Where an employer fails to deposit or underpays the housing accumulation funds within the time limit, it shall be ordered by the housing accumulation fund management center to deposit the funds in full within such time limit.

Our PRC operating entities incorporated in various locations in China have not made adequate employee benefit payments. Further, we had historically engaged certain third party employment agencies to dispatch contract workers to work for us, and the third party employment agencies had a shortfall in making contributions of the social insurance and housing fund for the dispatched workers. For further information regarding this issue, please refer to “Risk Factors—Risks Related to Doing Business in China—Failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties.”

Intellectual Property Rights

According to the Regulations on Computer Software Protection that was amended and promulgated by the State Council on January 16, 2013 and came into force on March 1, 2013, PRC citizens, legal entities or other organizations enjoy the copyright in the software that they have developed, whether published or not. A software copyright owner shall enjoy the rights of divulgation, developer-ship, alteration, reproduction, distribution, rental, communication through information network, translation and other rights. The term of software copyrights owned by a legal entity or an organization shall be fifty years, expiring on December 31 of the fiftieth year since the first publication of such software.

According to the Patent Law of the People’s Republic of China that was amended and promulgated by the Standing Committee of the National People’s Congress on December 27, 2008 and came into force on October 1, 2009, the inventor or designer of any invention-creation (including inventions, utility models and designs) could apply for the patent right for such invention-creation. An invention or utility model for which patents may be granted shall have novelty, creativity and practical applicability. A patent right for inventions shall remain in force and valid for twenty years and a patent right for utility models and designs shall remain valid for ten years, both commencing from the filing date of such patent right. The patent owner shall pay an annual fee for such patent right commencing the year in which the patent right was granted. In the event that a prescribed annual fee is not paid, the patent right will terminate before the expiration of its validity period.

According to the Trademark Law of the People’s Republic of China that was amended and promulgated by the Standing Committee of the National People’s Congress on August 30, 2013 and came into force on May 1, 2014, the term for a registered trademark shall be ten years, commencing from the date of registration approval. A trademark registrant intending to continue to use the registered trademark upon expiry of the validity term thereof shall complete relevant renewal procedures within twelve (12) months preceding the expiry date, failing which the trademark registrant may be granted a six-month grace period. The term of each renewal shall be ten years, commencing from the day immediately after the expiry date of the previous term thereof. If the renewal procedures are not completed within the grace period, the trademark shall be deregistered. The Administration of Industry and Commerce above county level shall have the authority to duly investigate and impose punishment upon any infringement of trademark rights, and any suspected criminal infringement shall be promptly transferred to judicial authorities for further handling according to the law.

According to the Measures for the Administration of Internet Domain Names of China that were promulgated by the Ministry of Information Industry on November 5, 2004 and came into force on December 20, 2004, the principle of “first come, first serve” was adopted for the domain name registration procedure. After completing the domain name registration, an applicant for the registration of a domain name shall be the holder of such domain name and shall pay relevant operation and management fees. If the holder of a domain name fails to pay the corresponding fees as required, the original domain name registrar shall deregister such domain name and notify the holder in writing.

Foreign Exchange Administration

Conversion of Registered Capital

The principal law governing foreign currency exchange in the PRC is the Foreign Exchange Administration Regulations, which was enacted by the State Council on January 29, 1996 and amended on August 5, 2008. According to the Foreign Exchange Administration Regulations, international payments in and transfer of foreign currencies under current account items shall not be restricted. Foreign currency transactions under capital accounts, such as direct investment and loans, are still subject to limitations and require approvals from, or registration with, the State Administration of Foreign Exchange, or SAFE, and other relevant PRC governmental authorities.

On August 29, 2008, the SAFE promulgated the Notice of the General Affairs Department of the SAFE on the Relevant Operating Issues concerning the Improvement of the Administration of Payment and Settlement of Foreign Currency Capital of Foreign-invested Enterprises (HuiZongFa [2008] No. 142), or the SAFE Circular 142, to regulate the conversion by a foreign-invested enterprise of its foreign currency registered capital into RMB. The SAFE Circular 142 provides that the registered capita l converted into RMB from foreign currency of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC. The use of such RMB fund may not be altered without approval, and such RMB fund may not in any case be used to repay any RMB loans if the proceeds of such loans have not been utilized. Violations of the SAFE Circular 142 could result in severe monetary penalties.

In 2015, the SAFE has published the Circular of the State Administration of Foreign Exchange on Reforming the Management Approach regarding the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises, or Circular 19, which has come into effect since June 1, 2015, and the SAFE Circular 142 was repealed simultaneously. According to Circular 19, foreign invested enterprises are now allowed to convert their registered capital from foreign exchange to RMB and apply such funds to equity investment within the PRC, conditioned upon the investment target’s duly registration with local bank of such reinvestment and open a corresponding special account pending for foreign exchange settlement payment. Further, such conversion will be handled at the bank level and does not need to be approved by SAFE.

SAFE Circular 37

The SAFE promulgated the Circular of the State Administration of Foreign Exchange on Issues Concerning Foreign Exchange Administration over the Overseas Investment and Financing and Round-Trip Investment by Domestic Residents through Special Purpose Vehicles (HuiFa [2014] No. 37), or the SAFE Circular 37, on July 4, 2014. Circular 37 requires PRC residents, including PRC individuals, institutions and foreign individuals who have a habitual residence in the PRC due to economic interests, to register with SAFE or its local branches in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests. Such PRC residents must update their foreign exchange registrations with SAFE when the offshore entity, referred to as an offshore special purpose vehicle, undergoes material events relating to any change of basic information, increases or decreases in investment amount, share transfers or exchanges, or mergers or divisions.

If any shareholder holding interest in an offshore special purpose vehicle, who is a PRC resident as determined by Circular 37, fails to complete relevant SAFE registration, the PRC subsidiaries of that offshore special purpose vehicle may be prohibited from distributing their profits and dividends to their offshore parent company, contributing additional capital to its PRC subsidiaries, or carrying out other subsequent cross-border foreign exchange activities. Moreover, failure to comply with the SAFE registration described above could result in liability under PRC laws.

Historically, our ultimate individual beneficial owners were unable to complete the aforesaid SAFE registration. For further information on this, please refer to “Risk Factors—Risks Related to Our Corporate Structure—We may be subject to penalties, including restriction on our ability to inject capital into our PRC subsidiaries and our PRC subsidiaries’ ability to distribute profits to us, if our PRC resident shareholders or beneficial owners fail to comply with relevant PRC foreign exchange regulations.”

SAFE Circular 7

On February 15, 2012, SAFE promulgated the Circular of the State Administration of Foreign Exchange on Issues Concerning the Foreign Exchange Administration of Domestic Individuals’ Participation in Equity Incentive Plans of Overseas Listed Companies (HuiFa [2012] No. 7), or the Circular 7. Pursuant to Circular 7, all PRC residents who participate in an employee stock incentive plan or stock option plan of an overseas listed company are required, through the PRC subsidiary of such overseas listed company that they are employed by, to jointly entrust a PRC agent to handle foreign exchange registration with SAFE or its local branches and complete certain procedures relating to the share incentive schemes such as opening account and capital transfer. PRC residents include PRC nationals or foreign citizens who have been consecutively residing in PRC for not less than one year, acting as directors, supervisors, senior management personnel or other employees of PRC companies affiliated with such offshore listed company. A PRC agent could be a PRC subsidiary of such overseas listed company participating in the share incentive scheme or another PRC institution qualified for asset trusteeship as designated by the PRC subsidiary and in accordance with PRC laws. The PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or the overseas entrusted institution or other material changes. The foreign exchange proceeds received by the PRC residents from the sale of shares under share incentive plans granted by the overseas publicly listed company must be remitted to bank accounts in the PRC opened by the PRC agents.

SAFE Circular 3

In 2017, the SAFE has published the Circular of the State Administration of Foreign Exchange on Further Advancing the Reform of Foreign Exchange Administration and Improving Examination of Authenticity and Compliance (HuiFa [2017] No. 3), or Circular 3, which has come into effect since January 26, 2017, and in case of any consistency between previous provisions and Circular 3, Circular 3 shall prevail. According to Circular 3, transferring of funds under onshore guarantee for offshore loans for domestic use is permitted now. A debtor may directly or indirectly transfer funds under the guarantee for domestic use by domestic lending, equity investment or otherwise. However, Circular 3 continues to implement and improve the policy for outward remittance of foreign exchange profit generated from direct investment. To be detailed, when conducting outward remittance of a sum equivalent to more than US$50, 000 for a domestic institution, the bank shall, under the principle of genuine transaction, check the profit distribution resolution made by the board of directors (or profit distribution resolution made by partners), original of tax filing form and audited financial statements, and stamp with the outward remittance sum and date on the original of tax filing form. In addition, the domestic institution shall make up its losses of previous years according to law.

Tax

EIT

According to the EIT Law that was promulgated by the National People’s Congress on March 16, 2007 and amended and newly effective on February 24, 2017, the enterprise income tax rate for both domestic enterprises and foreign-invested enterprises is 25% (except for certain eligible foreign invested enterprises). On December 6, 2007, the State Council promulgated the Regulations on the Implementation of the Enterprise Income Tax Law of the People’s Republic of China, or the EIT Implementation Regulations, which came into force on January 1, 2008.

According to the EIT Law and the EIT Implementation Regulations, both resident and non-resident enterprises that earn income within the territory of China are subject to enterprise income tax at the rate of 25%. A non-resident enterprise without a permanent establishment in the PRC or a non-resident enterprise with a permanent establishment in the PRC whose earning income is not connected with such permanent establishment will only be subject to tax on its PRC-sourced income. The income for such enterprise will be taxed at a reduced rate of 10%, subject to the provisions of any applicable tax treaties.

According to the EIT Law and the EIT Implementation Regulations, income from equity investment between qualified resident enterprises such as dividends and bonuses, which refers to investment income derived by a resident enterprise from its direct investment in another resident enterprise, is tax-exempt income.

Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion on income, a PRC resident enterprise which distributes dividends to its Hong Kong shareholders must pay income tax according to PRC law. However, if the beneficial owner of the dividends is a Hong Kong resident enterprise that directly holds no less than 25% equity interests of the aforesaid enterprise (i.e., the dividend distributor), the distributed dividends may be subject to a reduced tax rate of 5%. If the beneficial owner is a Hong Kong resident enterprise, which directly holds less than 25% equity interests of the aforesaid enterprise, the tax levied will be 10% of the distributed dividends.

In addition, pursuant to the Circular of the SAT on Relevant Issues Relating to the implementation of Dividend Clauses in Tax Treaty issued by the SAT on February 20, 2009, all of the following requirements shall be satisfied for a non-PRC tax resident enterprise to be entitled to the benefits of any applicable tax treaty for the dividends received from PRC resident companies: (1) such non-PRC resident enterprise should be a company as provided in the tax treaty; (2) such non-PRC resident enterprise must directly own a specified percentage of the equity interests and voting shares of the PRC resident company; and (3) the capital ratio of the PRC resident company directly owned by such non-PRC resident enterprise must reach a certain specified percentage in the applicable tax treaty at any time within 12 months prior to the receipt of the dividends.

Pursuant to the Announcement of the State Administration of Taxation on Promulgating the Administrative Measures for Tax Convention Treatment for Non-resident Taxpayers (Announcement of the State Administration of Taxation [2015] No. 60) which came into effect on November 1, 2015, non-resident taxpayers which satisfy the criteria for entitlement to tax treaty benefits may, at the time of tax declaration or withholding declaration through a withholding agent, enjoy the tax treaty benefits, and be subject to follow-up administration by the tax authorities. Such taxpayers who make their own declaration shall self-assess whether they are entitled to tax treaty benefits, make truthful declaration and submit the relevant reports, statements and materials required by the relevant tax authorities.

On February 3, 2015, SAT issued the Announcement of the State Administration of Taxation on Several Issues concerning the Enterprise Income Tax on the Indirect Transfers of Properties by Non-Resident Enterprises, or the SAT Announcement 7. Pursuant to SAT Announcement 7, if a non-resident enterprise, or a transferor, transfers its equity in an offshore enterprise which directly or indirectly owns PRC taxable assets, including ownership interest in PRC resident company, or referred as the Taxable Properties, without a reasonable commercial purpose, such transfer shall be deemed a direct transfer of Taxable Properties. The payer, or the transferee, in the equity transfer shall be the withholding agent, and is thus obligated to withhold and remit enterprise income tax accordingly to the relevant PRC tax authorities. Factors that may be taken into consideration when determining whether there is a “reasonable commercial purpose” include components of the transferred equity, offshore tax situation of the transaction, the economic essence and duration of the offshore structure, trading fungibility and other factors. Specifically, when an equity transfer satisfies all the following requirements, such transaction will be considered an arrangement with “reasonable commercial purpose”:

(i)             Transaction parties’ equity relationship falls into one of the following situations:

(1)         Equity transfer or directly or indirectly holds more than 80% of the transferee’s equity;

(2)         Equity transferee directly or indirectly holds more than 80% of the transferor’s equity;

(3)         A third party directly or indirectly holds more than 80% equity interest in both equity transferor and transferee.

If more than 50% (not inclusive) of a non-resident enterprise’s equity directly or indirectly derives from real estate within the PRC, the required equity holding proportions shall be 100% instead of 80%. Indirectly held equity should be calculated as the product of the equity proportion held by each enterprise within the equity holding chain.

(ii)          If another indirect transfer transaction, or referred as a “contemplated transaction”, is to be executed after such transaction is consummated, the related PRC income tax burden will be no less than the PRC income tax burden associated with a transaction similar to the contemplated transaction without the consummation of such transaction.

(iii) Equity transferee       pays the entire transfer consideration with its own shares or shares of other enterprises controlled by the transferee (excluding shares of listed enterprise).

Business Tax

According to the Interim Regulations of the People’s Republic of China on Business Tax that was amended by the State Council on November 10, 2008 and came into force on January 1, 2009, entities and individuals that engage in provision of services, transfer of intangible assets or sale of real estate within the PRC are subject to business tax. According to the Rules for Implementation of the Interim Regulations of the People’s Republic of China on Business Tax that was amended by the Ministry of Finance on October 28, 2011 and came into force as of November 1, 2011, the range of the business tax threshold shall be: (1) a sales turnover of RMB5,000 to RMB20,000 per month if the business tax is paid by periods; and (2) a sales turnover of RMB300 to RMB500 each business project (per day) if the business tax is paid by business projects.

VAT

According to the Interim Regulations of the People’s Republic of China on Value Added Tax that was latest amended by the State Council and came into force on February 6, 2016 and the Rules for Implementation of the Interim Regulations of the People’s Republic of China on Value Added Tax that was amended by the Ministry of Finance on October 28, 2011 and came into force on November 1, 2011, entities and individuals that engage in the sale of commodities, provision of processing, repair and replacement services and import of goods within the PRC are subject to VAT at the rate of 17%, or 13% for taxpayers selling or importing certain kinds of specific commodities. According to the Circular on Printing and Distributing the Pilot Proposals for the Collection of Value-Added Tax in Lieu of Business Tax (CaiShui [2011] No. 110) promulgated by SAT and the Ministry of Finance on November 16, 2011 and the Circular on Comprehensively Promoting the Pilot Program of the Collection of Value-added Tax in Lieu of Business Tax (CaiShui [2016] No. 36), which was promulgated on March 23, 2016 and became effective from  May 1, 2016, the entities and individuals that sell services, intangible assets or immovable properties within the territory of the PRC shall pay VAT instead of business tax.

Preferential Tax Treatment for Software Enterprise

According to the Circular of the State Council on Printing and Issuing the Policies for Encouraging the Development of the Software Industry and the Integrated Circuit Industry (GuoFa [2000] No. 18) promulgated by the State Council on June 24, 2000, eligible software enterprises shall enjoy preferential treatments in tax, investment and financing, research and development input, import and export and other relevant aspects.

On January 28, 2011, the State Council promulgated the Circular of the State Council on Printing and Issuing the Policies for Further Encouraging the Development of the Software Industry and the Integrated Circuit Industry (GuoFa [2011] No. 4), specifying that qualified software enterprises shall be exempt from business tax.

On October 13, 2011, the Ministry of Finance and the SAT promulgated the Circular on the Policies for Value Added Tax of Software Products (CaiShui [2011] No. 100), specifying that if a general VAT taxpayer sells self-developed and self-produced software products, the refund-upon-collection policy shall be applied to the portion of actual VAT burden in excess of 3% after VAT has been collected at a tax rate of 17%.

The Ministry of Finance and the SAT promulgated the Circular on the Enterprise Income Policies for Further Encouraging the Development of the Software Industry and the Integrated Circuit Industry (CaiShui [2012] No. 27), or the Circular 27, on April 20, 2012. According to Circular 27, an eligible software enterprise shall, upon recognition, be exempted from the enterprise income tax for the first two years and pay the enterprise income tax at a reduced rate of half of the statutory rate of 25% from the third year to the fifth year until expiry of the preferential period.

As of the date of this annual report, three of our subsidiaries, Yin Tian Xia Technology, Yin He You and Gold Master Technology, were granted the “certified software enterprise” and “registered software products” qualifications and are eligible for an income tax exemption for the first two years from the year in which it starts making profit and is entitled to a 50% reduction of income tax for the third year to the fifth year. As a result, Yin Tian Xia Technology’s income tax rate is 0% in 2013 and 2014 and 12.5% from 2015 to 2017, Yin He You’s income tax rate is 0% in 2015 and 2016 and 12.5% from 2017 to 2019, and Gold Master Technology’s income tax rate is 0% in 2016 and 2017 and 12.5% from 2018 to 2020.

Circular 27 also specifies the standards of recognizing a software enterprise: (i) it is a legal person entity, which is legally established within the PRC and, upon certification, has obtained the qualification of software enterprise after January 1, 2011; (ii) employees who hold educational credentials of junior college or above and have signed labor contracts with the enterprise shall account for not less than 40% of the monthly average number of employees of the enterprise in the current year, among which the personnel engaged in research and development shall account for not less than 20% of the monthly average number of employees of the enterprise in the current year; (iii) it owns core and key technology and carries out operation activities based on the core and key technology, and the total research and development expenditure in the current year shall account for not less than 6% of the total sales revenue of the enterprise, among which the research and development expenditure of the enterprise within the territory of China shall account for not less than 60% of the total research and development expenditure of the enterprise; (iv) the sales revenue from the development of software products shall account for not less than 50% of the total revenue of the enterprise (the sales revenue from the development of embedded software products and information system integrated products shall account for not less than 40% of the total revenue of the enterprise), among which the sales revenue from the independent development of software products shall account for not less than 40% of the total revenue of the enterprise (the sales revenue from the independent development of embedded software products and information system integrated products shall account for not less than 30% of the total revenue of the enterprise); (v) main business owns proprietary intellectual property rights, among which the software products have the test supporting materials issued by the software test institutions accredited by the competent software industry departments at the provincial level and Software Product Registration Certificate issued by the competent software industry department; (vi) it has the means and ability to ensure the quality of the designed products, and has established quality management system as required by software projects, and shall provide the valid operation document record; and (vii) it has required place of production and operation, and facilities of software and hardware accommodating to the development of software and has relevant technological support.

In addition, the Ministry of Industry and Information Technology, the NDRC, the Ministry of Finance and the SAT jointly promulgated the Administrative Measures for the Recognition of Software Enterprises on February 6, 2013, according to which a software enterprise refers to an enterprise which is duly established within the PRC and engages in the development and sale of application services. An eligible enterprise may submit an application to the competent authority, and the competent authority shall issue a software enterprise certificate if it determines such enterprise satisfies the standard for a software enterprise.

C.                 ORGANIZATIONAL STRUCTURE

The following diagram illustrates our corporate structure, including our major subsidiaries as of the date of this annual report.

Yintech Investment Holdings Limited (Cayman Islands)
100%
Yintech Gold Company Limited (BVI)
Yintech Enterprise Company Limited (BVI)
Yintech Frontier Company Limited (BVI)
Yintech Elements Company Limited (BVI)
Gold Master (HK) Company Limited (Hong Kong)
Yintech Enterprise (HK) Company Limited (Hong Kong)
Yintech Frontier (HK) Company Limited (Hong Kong)
Yintech Elements (HK) Company Limited (Hong Kong)
Offshore
Onshore
Shanghai Ming Qin Information Technology Co., Ltd. (PRC)
Shanghai Gold Master Internet Financial Information Services Co., Ltd. (PRC)
Shanghai Gold Master Internet Technology Co., Ltd. (PRC)
Shanghai Yin Tian Xia Investment Group Co., Ltd. (PRC)
Tianjin Rong Jin Hui Yin Precious Metal Management Co., Ltd. (PRC)
Guangdong Sheng Ding Precious Metal Management Co., Ltd. (PRC)
Shanghai Jin Dou Information Technology Co., Ltd. (PRC)
Shanghai Yin Tian Xia Technology Co., Ltd. (PRC)
70%
Shanghai Da Xiang Ping Tai Financial Information Services Co., Ltd. (PRC)
Shanghai Yin He You Information Technology Co., Ltd. (PRC)
Shanghai Li Xian Information Technology Co., Ltd. (PRC)
Guangdong Jin Xiang Yin Rui Precious Metal Management Co., Ltd. (PRC)
Yin Ru Yi (Tianjin) Precious Metal Management Co., Ltd. (PRC)
Shanghai Xie Luo Information Technology Co., Ltd. (PRC)
Shanghai Ran Yu Information Technology Co., Ltd. (PRC)
Equity Interest
Contractual arrangement

D.                 PROPERTY, PLANT AND EQUIPMENT

Our principal executive offices are located on leased premises comprising approximately 29,533 square meters in Shanghai, China. In addition to Shanghai, we also have leased properties principally used as office premises for our operations in Beijing, Guangzhou, Hong Kong and Boston, totaling approximately 3,032 square meters. We lease our premises from unrelated third parties under operating lease agreements. The lease for our principal executive offices will expire in 2019. We believe that we will be able to obtain adequate facilities, principally through leasing, to accommodate our future expansion plans.

Item 4A. UNRESOLVED STAFF COMMENTS

None.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon, and should be read in conjunction with, our audited combined and consolidated financial statements and the related notes included in this annual report on Form 20-F. This report contains forward-looking statements. See “Forward-Looking Information.” In evaluating our business, you should carefully consider the information provided under the caption “Item 3. Key Information—D. Risk Factors” in this annual report on Form 20-F. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

A.            OPERATING RESULTS

Key Components of Results of Operations

Revenue

Our revenues consist of net commissions and fees, net trading gains and losses, interest and investment income and other revenues. Other revenues primarily consist of revenue from sales of application services, sales of silver products, awards from the exchanges and government grants and others.

Net Commissions and Fees

Net Commissions and fees are the largest component of our revenues and represented 74.3%, 79.5% and 93.7% of our total revenues for the years ended December 31, 2014, 2015 and 2016, respectively. The components of our net commissions and fees are set out below:

Spread fees: Spread fees are set by the exchanges as the differences between customers’ buying and selling prices quoted by the exchanges, expressed either as a fixed amount per weight unit or a fixed percentage of the notional transaction value. We earn spread fees either at the opening or closing of a position.

Net trading commissions: The standard trading commission rate is set by the relevant exchange and generally ranges from 0.03% to 0.05% of the notional transaction value and charged at the opening and closing of a position. We offer rebates on trading commissions to certain customers on an individual basis based on expected trading volume and equity level of each individual customer. Our net trading commissions are net of such rebates.

Net overnight fees: Overnight fees are generated from customers who hold a long or short position overnight to the next trading day. The standard overnight fee rate is set by the exchanges and generally ranges from 0.01% to 0.02% of the notional value of the position. We offer rebates on overnight fees to certain customers based on expected trading volume and equity level of each individual customer. Our net overnight fees are net of such rebates.

We earn trading commissions from our operation on the Tianjin Precious Metals Exchange, and we earn trading commissions, spread fees and overnight fees from our operation on the Guangdong Precious Metals Exchange, which are settled on a daily basis. We earn trading commissions from our operation on the Shanghai Gold Exchange, which are settled on a monthly basis.

Our net commissions and fees largely depend on our customers’ trading volume, which is the aggregate notional value of their transactions. Our customers’ trading volume is directly influenced by the demand for spot commodity trading by individual investors, which is affected by the general social and economic conditions in the PRC, as well as individual investors’ preference on the choice of investment products. In addition, customers’ trading activities are to some extent influenced by the trading price volatility of the relevant commodities. The periods of increased fluctuations of commodity trading prices often coincide with higher levels of trading volumes by our customers.

Our net commissions and fees are also affected by the effective fee rate, which is our net commissions and fees divided by the total customer trading volume for the period indicated. A higher effective fee rate would generate more net commissions and fees for us, when the customer trading volume is constant. Our effective fee rate is primarily influenced by the standard fee rates for trading commissions, spread fees and overnight fees stipulated by the exchanges we operate on, as well as the rebates we offer to our customers.

The following table sets forth our customer trading volume, active accounts, net commissions and fees and effective fee rate for the periods indicated.

	For the Year Ended December 31,
	2014	2015	2016
	RMB	RMB	RMB	US$
	(except active accounts and effective fee rate)
Customer trading volume (in million)	623,414	659,709	2,978,329	428,969
Active Accounts	20,330	24,453	73,078
Commissions and fees, net (in thousands)
Local Exchange	860,819	989,798	2,164,080	311,692
Shanghai Gold Exchange	—	900	382,963	55,158
Total	860,819	990,698	2,547,043	366,850

Average effective fee rate(1)	0.138%	0.150%	0.086%

(1)         Represents the net commissions and fees as a percentage of the total customer trading volume across exchanges. For purposes of this annual report, “average effective fee rate” mentioned elsewhere in this annual report refers to the average effective fee rates appear in the above table.

On the Guangdong Precious Metals Exchange, we act as counterparty to our customers’ trades as required by the exchanges’ trading rules, which enables us to earn spread fees and overnight fees, in addition to trading commissions. We act as a broker on the Tianjin Precious Metals Exchange and earn trading commissions only. We act as an agent on the Shanghai Gold Exchange and earn trading commissions only.

Net Trading Gains/(Losses)

We recorded net trading gains, representing 23.2%, 13.4% and 0.5% of our revenues for the years ended December 31, 2014, 2015 and 2016, respectively. The following table sets forth the breakdown of our net trading gains for the periods indicated:

	For the Year Ended December 31,
	2014	2015	2016
	RMB	RMB	RMB	US$
		(in thousands)
Spot commodity contracts	263,649	166,015	296,809	42,748
Risk and return transfer arrangement	—	(9,301)	(296,678)	(42,731)
Commodity futures contracts	1,532	753	(1,780)	(256)
Trading of physical commodities	804	771	2,840	409
Available-for-sale investments	2,865	8,190	10,695	1,541
Others	—	—	677	98
Total	268,850	166,428	12,563	1,809

Our net trading gains from spot commodity contracts represent the gains from (i) our principal positions as a result of serving as counterparty to our customers’ trades and (ii) our hedging position with special members of the exchanges in the relevant periods. Prior to November 2013, we shared a portion of such gains and losses with related parties as a means to reduce our exposure to market risks. From November 2013 to August 22, 2015, we hedged our principal positions by entering into spot commodity contracts with special members of the exchanges when certain thresholds were triggered. Commencing on August 23, 2015, our gains and losses arising from exchange-traded spot commodity contracts with customers are transferred to, and absorbed by a fund pursuant to our risk and return transfer arrangement. Amounts transferred to or from the fund are recorded under the line item risk and return transfer arrangement, which offset against our net trading gains and losses. As long as the risk and return transfer arrangement remains in force, our net trading gains or losses on spot commodity contracts will be offset by the amount we pay or receive under the risk and return transfer agreement.

Our net trading gains from commodity futures contracts represent the net gains from hedging, through the Shanghai Futures Exchange, of (i) our principal positions of spot commodity contracts and (ii) market risks associated with our physical sales of commodities, mostly raw silver. As long as the risk and return transfer arrangement remains in force, we will not hedge our principal positions of spot commodity contracts through the Shanghai Futures Exchange. However, we will continue to hedge the market risks associated with physical trading of commodities. We expect gains or losses from such hedging transactions will roughly offset the losses or gains from our trading of physical commodities, and the combined gains or losses of the two transactions will be non-substantial.

We also generate realized gains or losses from the sale of available-for-sale investments, most of which are from wealth management products issued by banks.

Interest and Investment Income

Our interest and investment income consists of interest income from our cash deposits and available-for-sale investments, most of which are money market funds.

Other Revenues

Our other revenues include revenue from sales of application services and sales of silver products, awards from the exchanges, government grants and others. The following table sets forth the breakdown of other revenues for the periods indicated:

	For the Year Ended December 31,
	2014	2015	2016
	RMB	RMB	RMB	US$
		(in thousands)
Sales of application services	19,249	8,122	28	4
Sales of silver products	2,202	2,494	4,973	716
Awards from the exchanges	—	38,005	90,528	13,039
VAT refund	—	—	45,313	6,527
Government grants and others	6,242	35,684	14,728	2,121
Total	27,693	84,305	155,570	22,407

Sales of application services consist of the sales of a license subscription bundled with customer support service during the license period. In 2014, we had an increase in sales of application services. However, we expect revenue from the sales of application services to be non-substantial in the future. The sales of silver products include sales of silver accessories, decorations and other products. Awards from the exchanges are cash awards we received from the Tianjin Precious Metals Exchange and the Guangdong Precious Metals Exchange tor our contribution to the exchanges’ overall trading volume, which began in 2015 and are determined based on negotiations between the exchanges and us. VAT refund represents the government refund based on the VAT preferential policy issued by the State Administration of Tax. Government grants and others primarily include government subsidies we receive from Tianjin and other non-recurring non-operating income.

Expenses

The following table sets forth the breakdown of our expenses for the periods indicated:

	For the Year Ended December 31,
	2014	2015	2016
	RMB	RMB	RMB	US$
		(in thousands)

Employee compensation and benefits	(214,431)	(388,168)	(839,024)	(120,845)
Advertising and promotion	(285,732)	(221,859)	(554,291)	(79,835)
Information technology and communications	(21,238)	(32,803)	(40,905)	(5,892)
Occupancy and equipment rental	(39,487)	(41,950)	(76,594)	(11,032)
Taxes and surcharges	(18,884)	(21,711)	(30,748)	(4,429)
Intangible assets amortization	—	—	(19,081)	(2,748)
Other expenses	(58,688)	(54,164)	(107,766)	(15,522)
Total	(638,460)	(760,655)	(1,668,409)	(240,303)

Employee Compensation and Benefits

Employee compensation and benefits include (i) salaries, wages, bonuses and other benefits, (ii) training and employee activities expenses, (iii) contributions to defined employee contribution plans, and (iv) share-based compensation expenses for our employees. Employee compensation and benefits represented 18.5%, 31.2% and 30.9% of our revenues for the years ended December 31, 2014, 2015 and 2016, respectively.

Advertising and Promotion

Our advertising and promotion expenses consist of advertising expenses and sales agent expenses.

Our advertising expenses represent expenses for placing advertisements on television, radio and newspaper, as well as on Internet websites, search engines and application stores. Our advertising expenses represented 15.5%, 17.8% and 18.8% of our revenues for the years ended December 31, 2014, 2015 and 2016, respectively. Our advertising costs increased generally due to the growth of our business scale.

Our sales agent expenses relate to fees that we paid to external sales agent companies for their customer development services from 2013 to the end of June 2014 to develop our operations on the Tianjin Precious Metals Exchange. Since we decided to develop customers through our in-house sales team, we ceased cooperation with sales agent companies on the Tianjin Precious Metals Exchange. Currently, Gold Master works with certain external sales agent companies to develop customers on the Shanghai Gold Exchange. Our sales agent expenses represent 9.1%, 0% and 1.6% of our revenues for the years ended December 31, 2014, 2015 and 2016, respectively.

The following table sets forth the breakdown of our advertising and sales agent expenses for the periods indicated:

	For the Year Ended December 31,
	2014	2015	2016
	RMB	RMB	RMB	US$
		(in thousands)

Advertising expenses	179,914	221,859	510,031	73,460
Sales agent expenses	105,818	—	44,260	6,375
Total	285,732	221,859	554,291	79,835

Information Technology and Communications

Our information technology and communication expenses are primarily related to the expenses we paid for telecommunication network, servers and bandwidth, as well as data center services for hosting our servers.

Occupancy and Equipment Rental

Our occupancy and equipment rental fees are primarily office rental fees and server rental fees.

Taxes and Surcharges

Taxes and surcharges consist primarily of business tax and surcharges on business tax and VAT.

Intangible assets amortization

Intangible assets amortization consist primarily of amortization of customer list, trademark and acquired software.

Other Expenses

Our other expenses consist of other miscellaneous expenses, which include consultant fees, travel and meeting expenses and other expenses.

Income Tax

Cayman Islands

We are incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

Hong Kong

Our wholly owned Hong Kong subsidiaries are subject to Hong Kong profit tax on their activities conducted in Hong Kong. Dividends from our Hong Kong subsidiaries to us are exempt from Hong Kong withholding tax.

PRC

In March 2007, the PRC government enacted the EIT Law, and promulgated the related regulation Implementation Regulations for the PRC Enterprise Income Tax Law. The law was amended and newly effective on February 24, 2017 and the regulation came into effect on January 1, 2008. The EIT Law applies a uniform EIT rate of 25% on all domestic enterprises and foreign-invested enterprises and defines new tax incentives for qualifying entities.

As of the date of this prospectus, one of our subsidiaries, Yin Tian Xia Technology, was granted the “certified software enterprise and registered software products” qualification in 2013 and is eligible for an income tax exemption for the first two years from the year in which it starts making profit and is entitled to a 50% reduction of income tax for the third year to the fifth year, rendering its actual income tax rate 0% in 2013 and 2014 and 12.5% from 2015 to 2017. Our other PRC subsidiaries are subject to an income tax rate of 25%.

In addition, the EIT Law treats enterprises established outside of China that have “de facto management bodies” located in China as a PRC resident enterprise for tax purposes. A “de facto management body” is defined as a management body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. We currently do not believe that we or our Hong Kong subsidiaries are PRC resident enterprises but there is no assurance in this regard. If we are considered a “PRC resident enterprise” for PRC tax purposes, we would be subject to the PRC enterprise income tax on our global income. See “Risk Factors—Risks Related to Doing Business in China—We may be deemed to be a PRC resident enterprise under the EIT Law and be subject to PRC tax on our worldwide income, which may significantly increase our income tax expenses and materially decrease our profitability or otherwise adversely affect the value of your investment” and “Risk Factors—Risks Related to Doing Business in China—You may be subject to PRC income tax on dividends from us or on any gain realized on the transfer of our ADSs.”

Pursuant to the EIT law and its implementation rules, dividends paid to non-PRC resident enterprise investors that are considered PRC-source are subject to a 10% withholding tax. Under the Arrangement between Mainland China and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion on Income, a qualified Hong Kong tax resident which is determined by the competent PRC tax authority to have satisfied relevant requirements under the Arrangement between Mainland China and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion on Income and other applicable PRC laws is entitled to a reduced withholding tax rate of 5%.

Critical Accounting Policies and Estimates

We prepare our financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates.

An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur, could materially impact the combined and consolidated financial statements. We believe that the following accounting policies involve a higher degree of judgment and complexity in their application and require us to make significant accounting estimates. The following description of critical accounting policies, judgments and estimates should be read in conjunction with our combined and consolidated financial statements and other disclosures included in this annual report.

Revenue Recognition

Revenue is recognized when all of the following conditions are met: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price is fixed or determinable and collectability is reasonably assured. These criteria as they relate to each of the following major revenue generating activities are described below.

(i) Commissions and Fees

Commissions and fees from trading business are recorded on a trade-date basis. We earn trading commissions from our operation on the Tianjin Precious Metals Exchange, and we earn trading commissions, spread fees and overnight fees from our operation on the Guangdong Precious Metals Exchange, which are settled on a daily basis. We earn trading commissions from our operation on the Shanghai Gold Exchange, which are settled on a monthly basis. Cash rebates on trading commissions and overnight fees offered by us to our customers are recorded as a reduction of revenue.

(ii) Trading Gains/(Losses)

Trading gains/(losses) consist of realized and unrealized gains and losses from exchange-traded spot commodity contracts and commodity futures contracts, the realized gains from trading of physical commodities, and realized gains and losses from the sale of available-for-sale investments, all presented on a net basis. Changes in fair value in relation to spot commodity contract are recorded in trading gains/ (losses), net on a daily basis as disclosed in the accounting policy of derivative financial instruments. Trading gains/(losses) on physical commodities are recognized when title passes and measured by the difference between the acquisition cost of the commodity and the cash received or receivable.

(iii) Interest and Investment Income

Interest income is recognized at the effective interest rate. Investment income is recognized when earned.

(iv) Other Revenues

Other revenues primarily consist of net income from sales of application services, sales of silver products, awards from the exchanges and government grants and others.

Sales of application services mainly comprise of the sale of a license subscription bundled with customer support service during the license period. Revenue from the sale of application services is recognized ratably over the term of the subscription which is generally 1 year. During the period of the arrangement, the customer does not have the contractual right to take possession of the software at any time.

Sales of silver products are recognized when goods are delivered at the customers’ premises which are taken to be the point in time when the customer has accepted the goods and the related risks and rewards of ownership. Revenue excludes VAT.

Government grants are recognized when there is reasonable assurance that they will be received and that we will comply with the conditions attaching to them. Grants that compensate us for expenses incurred are deducted in reporting the related expenses on a systematic basis in the same periods in which the expenses are incurred. Government grants received in advance of incurring expenses are recorded as deferred revenue upon the receipt, and recognized as revenue when the related expenses are incurred.

Awards from the exchanges are recognized when there is reasonable assurance that they will be received and amounts can be reasonably estimated.

Derivative Financial Instrument

We recognize all derivative instruments as either assets or liabilities in the balance sheet at their respective fair values.

In the normal course of business and as a comprehensive member of the exchanges, we enter into transactions in derivative financial instruments with customers. As a comprehensive member on the Guangdong Precious Metals Exchange, we are required to serve as the counterparty of the customer trading of precious metals through exchange-traded spot commodity contracts. The two exchanges quote trading prices of the spot commodity contracts with reference to the prices from relevant international and domestic spot commodities markets. We do not apply hedge accounting, as all derivative financial instruments are held for trading purposes and therefore recorded at fair value with changes reflected in earnings. Contracts with customers are traded either as long or short positions and the notional amount and fair values of the contracts in a loss position are not offset against notional amount and the fair value of contracts in a gain position. Gains and losses (realized and unrealized) on all derivative financial instruments are shown as a component of trading gains (losses), net.

In accordance with the exchanges’ requirements, our customers must meet, at a minimum, the deposit requirements established by the exchanges at which the spot commodity contracts are traded. Therefore, exchange traded spot commodity contracts generally do not give rise to significant counterparty exposure due to the cash settlement procedures for daily market movements, or the variation margin, and the deposit requirements of the exchanges. The variation margin payments represent the daily settlement of the outstanding exposure of the derivative contract. Likewise, as the counterparty to the customer trades, we are also required to place deposits with custodian banks of the exchanges to meet the minimum deposit requirements. Such amount placed at banks to meet the deposit requirements is included in deposits with clearing organizations and restricted from withdrawal.

In 2014, 2015 and 2016, we entered into commodity futures contracts on the Shanghai Futures Exchange to manage our exposure on spot commodity contracts and physical trading of raw silver. Commodity futures contracts are recorded at fair value with changes reflected in earnings. Gains and losses from these contracts are recorded in trading gains (losses), net.

In 2015, we entered into a risk and return transfer arrangement with a fund, pursuant to which our gains and losses arising from exchange-traded spot commodity contracts with customers are transferred to such fund. The gains and losses transferred are recorded in trading gains (losses), net.

Available-for-sale Investments

We classify wealth management products issued by banks and money market funds issued by fund management companies as available-for-sale investments. Available-for-sale investments are recorded at fair value. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale investments are excluded from earnings and are reported as a separate component of accumulated other comprehensive income until realized. Realized gains and losses from the sale of available-for-sale securities are determined on a specific-identification basis and are recorded as trading gains and losses. Interest and investment income are recognized when earned.

Income Tax

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided to reduce the carrying amount of deferred income tax assets if it is considered more likely than not that some portion or all of the deferred income tax assets will not be realized. We recognize the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. We elect to accrue any interest or penalties related to an underpayment of income taxes as part of its income tax expense.

Share-based Compensation

Win Yin Financial granted stock options and restricted share units on its shares to its employees pursuant to its 2013 Share Option Scheme, 2014 Share Option Scheme and Pre-IPO Restricted Share Unit Scheme, or the Share Incentive Plans. Pursuant to the group reorganization completed on November 18, 2015, our Company became the holding company of the group and the majority of the operating PRC subsidiaries under Win Yin Financial became our wholly owned PRC subsidiaries. In connection with the reorganization, we assumed the Share Incentive Plans from Win Yin Financial and adopted the Share Incentive Plans. We issued stock options and RSUs to our employees to replace the stock options and RSUs issued by Win Yin Financial. The terms and conditions of the stock options and RSUs with respect to vesting and exercisability remain the same.

We apply ASC 718 to account for our employee share-based payments. In accordance with ASC 718, we determine whether an award should be classified and accounted for as a liability award or equity award. All grants of share-based awards to employees classified as equity awards are recognized in the financial statements based on their fair value on the grant dates. We have elected to recognize compensation expense using a straight-line method for all employee equity awards granted with graded vesting based on service conditions provided that the amount of compensation cost recognized at any date is at least equal to the portion of the grant-date value of the equity awards that are vested at that date. To the extent the required vesting conditions are not met resulting in the forfeiture of the share-based awards, previously recognized compensation expense relating to those awards are reversed. ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in the subsequent period if actual forfeitures differ from initial estimates.

Forfeiture rates are estimated based on historical and future expectations of employee turnover rates and are adjusted to reflect future changes in circumstances and facts, if any. Share-based compensation expense is recorded net of estimated forfeitures such that expense is recorded only for those share-based awards that are expected to vest. To the extent we revise these estimates in the future, the share-based payments could be materially impacted in the period of revision, as well as in following periods. We, with the assistance of an independent third party valuation firm, determined the fair value of the stock options and RSUs granted to employees.

The fair value of options and RSUs granted to employees and nonemployees is determined based on a number of factors including valuations. In determining the fair value of our equity instruments, we referred to valuation reports prepared by an independent third-party appraisal firm, based on data we provided. The valuation reports provided us with guidelines in determining the fair value of the equity instruments, but we are ultimately responsible for the determination of all amounts related to share-based compensation recorded in the financial statements.

The binomial option pricing model was applied in determining the estimated fair value of the options granted to employees. The Black-Scholes option pricing model was applied in determining the estimated fair value of the RSUs granted to employees. A change in any of the terms or conditions of the stock options or RS Us is accounted for as a modification of the plan. Incremental compensation cost is measured as the excess, if any, of the fair value of the modified option over the fair value of the original option or RSU immediately before its terms are modified, measured based on the fair value of the ordinary shares and other pertinent factors at the modification date. For vested stock options or RSUs, we recognize incremental compensation cost in the period the modification occurs. For unvested stock options or RSUs, we recognize over the remaining requisite service period, the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original award on the modification date. If the fair value of the modified option or RSU is lower than the fair value of the original option or RSU immediately before modification, the minimum compensation cost we recognize is the cost of the original award.

The following table presents the assumptions used to estimate the fair values of the share options and RSUs granted in the periods presented:

	Options as of December 3, 2013	Options as of December 15, 2014	RSUs as of January 15, 2015	Options as of January 13, 2016	RSUs as of January 13, 2016	Options as of April 27, 2016	RSUs as of November 16, 2016
Expected volatility	40.45%	39.53%	39.53%	46.75%-51.48%	46.75%-51.48%	46.1%-50.77%	45.42%-51.41%
Option life	6.25	6.97-8.97	—	5.97-7.97	—	6.00-8.00	—
Expected dividends	—	—	—	—	—	1.80%	—
Risk-free interest rate	1.46%	1.41%-1.61%	1.41%-1.61%	1.69%-1.94%	1.69%-1.94%	1.43%-1.67%	0.80%-1.09%

If any of the assumptions used in the binomial option pricing model or Black-Scholes option pricing model changes significantly, share-based compensation expense for future awards may differ materially compared with the awards granted previously.

The following table sets forth the options and RSUs granted under the share option plans from 2013 to the date of this annual report:

	Type of Awards	Underlying Ordinary Shares of Awards	Exercise Price	Fair Value of Underlying Ordinary Shares
			US$	US$
Grant Date
December 3, 2013	Options	36,771,900	0.163	0.106
December 15, 2014	Options	46,524,100	0.163	0.325
January 15, 2015	RSUs	12,665,000	—	0.325
January 13, 2016	Options	13,741,271	0.163	0.406
January 13, 2016	RSUs	4,075,435	—	0.406
April 27, 2016	Options	50,000,000	0.675	0.675
November 16, 2016	RSUs	27,937,360	—	0.820

Recently Issued Accounting Standards

In May 2014, the Financial Accounting Standards Board (‘‘FASB’’) issued ASU No. 2014-09, Revenue from Contracts with Customers, which outlines a comprehensive new revenue recognition model designed to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In August 2015, the FASB issued ASU No. 2015-14 to defer the effective date to annual reporting periods (including interim reporting periods within those periods) beginning after December 15, 2017. We are in the process of evaluating the impact of adoption of this guidance on our consolidated financial statements.

In January 2016, the FASB issued ASU No. 2016-01, Financial Instruments—Overall. Amendments in ASU 2016-01 are as follows: 1) require equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income. However, an entity may choose to measure equity investments that do not have readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer; 2) simplify the impairment assessment of equity investments without readily determinable fair values by requiring a qualitative assessment to identify impairment. When a qualitative assessment indicates that impairment exists, an entity is required to measure the investment at fair value; 3) eliminate the requirement to disclose the fair value of financial instruments measured at amortized cost for entities that are not public business entities; 4) eliminate the requirement for public business entities to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet; 5) require public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes; 6) require an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments; 7) require separate presentation of financial assets and financial liabilities by measurement category and form of financial asset (that is, securities or loans and receivables) on the balance sheet or the accompanying notes to the financial statements; 8) clarify that an entity should evaluate the need for a valuation allowance on a deferred tax asset related to available-for-sale securities in combination with the entity’s other deferred tax assets. The new standard is effective for annual reporting periods beginning after December 15, 2017. We are in the process of evaluating the impact of adoption of this guidance on our consolidated financial statements.

In March 2016, the FASB issued ASU No. 2016-09, Compensation — Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting, which changes seven aspects of the accounting for share-based payment award transactions, including: (1) accounting for income taxes; (2) classification of excess tax benefits on the statement of cash flows; (3) forfeitures; (4) minimum statutory tax withholding requirements; (5) classification of employee taxes paid on the statement of cash flows when an employer withholds shares for tax-withholding purposes; (6) practical expedient — expected term (nonpublic only); and (7) intrinsic value (nonpublic only). The new standard is effective for public business entities for annual and interim periods in fiscal years beginning after December 15, 2016. We are in the process of evaluating the impact of adoption of this guidance on our consolidated financial statements.

In January 2017, the FASB issued ASU No. 2017-04, Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment, which requires an entity to no longer perform a hypothetical purchase price allocation to measure goodwill impairment. Instead, impairment will be measured using the difference between the carrying amount and the fair value of the reporting unit. The changes are effective for public business entities that are SEC filers, for annual and interim periods in fiscal years beginning after December 15, 2019. We are in the process of evaluating the impact of adoption of this guidance on our consolidated financial statements.

In addition to those described above, the FASB has issued other accounting standards, none of which are expected to have a material impact on our consolidated financial statements when adopted.

Results of Operations

The following table sets forth a summary of our combined and consolidated results of operations for the periods indicated. This information should be read together with our combined and consolidated financial statements and related notes included elsewhere in this annual report. Our limited operating history makes it difficult to predict our future operating results. We believe that the period-to-period comparison of operating results should not be relied upon as being indicative of our future performance.

	For the Year Ended December 31,
	2014	2015	2016
	RMB	RMB	RMB	US$
	Combined	Combined and Consolidated	Consolidated	Consolidated
	(in thousands, except per share data)
Revenues
Commissions and fees, net	860,819	990,698	2,547,043	366,850
Trading gains/(losses), net	268,850	166,428	12,563	1,809
Interest and investment income	445	4,443	4,365	629
Other revenues	27,693	84,305	155,570	22,407
Total revenues	1,157,807	1,245,874	2,719,541	391,695
Expenses
Employee compensation and benefits	(214,431)	(388,168)	(839,024)	(120,845)
Advertising and promotion	(285,732)	(221,859)	(554,291)	(79,835)
Information technology and communications	(21,238)	(32,803)	(40,905)	(5,892)
Occupancy and equipment rental	(39,487)	(41,950)	(76,594)	(11,032)
Taxes and surcharges	(18,884)	(21,711)	(30,748)	(4,429)
Intangible assets amortization	—	—	(19,081)	(2,748)
Other expenses	(58,688)	(54,164)	(107,766)	(15,522)
Total expenses	(638,460)	(760,655)	(1,668,409)	(240,303)
Income before income taxes	519,347	485,219	1,051,132	151,394
Income taxes	(37,390)	(82,204)	(125,430)	(18,066)
Net income	481,957	403,015	925,702	133,328
Less: Net loss attributable to non-controlling interests	—	—	(4,966)	(715)
Net income attributable to Yintech	481,957	403,015	930,668	134,043
Earnings per share(1)
Basic	0.48	0.40	0.79	0.11
Diluted	0.48	0.38	0.75	0.11
Other comprehensive income
Unrealized gains on available-for-sale investments , net of nil income taxes	—	—	—	—
Foreign currency translation adjustment	—	1,241	42,696	6,150
Comprehensive income	481,957	404,256	968,398	139,478
Comprehensive income attributable to non-controlling interests	—	—	(4,966)	(715)
Comprehensive income attributable to Yintech	481,957	404,256	973,364	140,193

(1)         Basic and diluted earnings per share for the years ended December 31, 2014, 2015 and 2016, for which the basic average number of common shares are based on the 1,000,000,000 common shares issued by our company upon the consummation of the reorganization on November 18, 2015, as if those shares were issued as of the earliest date presented.

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

Revenues

Our revenues increased by 118.3% from RMB l,245.9 million in 2015 to RMB2,719.5 million (US$391.7 million) in 2016, primarily due to an increase in our net commissions and fees and other revenues.

Net Commissions and Fees

Our net commissions and fees increased by 157.1% from RMB990.7 million in 2015 to RMB2.547.0 million (US$336.9 million) in 2016, primarily due to the growth of our customer trading volume.

Our customer trading volume increased by 351.5% from RMB659.7 billion in 2015 to RMB2,978.3 billion (US$429.0 billion) in 2016, in line with our growing customer base and overall scale of operation. The growth of our customer trading volume in 2016 was primarily due to (i) a growing customer base, (ii) increased customer trading activities, and (iii) the consolidation of Gold Master’s results of operations beginning on September 1, 2016.

Our average effective fee rate dropped from 0.150% in 2015 to 0.086% in 2016. The decrease was mainly attributable to (i) a significant increase in customer trading volume on the Shanghai Gold Exchange following the consolidation of Gold Master, which had a lower effective fee rate due to the exchange’s order-driven trading model, and (ii) a decrease in the effective fee rate from the Tianjin Precious Metals Exchange due to modifications in its trading model in June 2016.

Net Trading Gains/(Losses)

Our net trading gains decreased by 92.5% from RMB166.4 million in 2015 to RMB12.6 million in 2016. Our net trading gains on spot commodity contracts have been transferred to a fund pursuant to our risk and return transfer arrangement that took effect on August 23, 2015. As long as the risk and return transfer arrangement remains in force, we will not incur net gains or losses from spot commodity contracts, and we expect our net trading gains and losses in the future to be non-substantial.

Interest and Investment Income

Our interest and investment income remained stable at RMB4.4 million (US$0.6 million) in 2016.

Other Revenues

Our other revenues increased from RMB84.3 million in 2015 to RMB155.6 million (US$22.4 million) in 2016, primarily due to an increase in awards from the exchanges.

Expenses

Our expenses increased by 119.3% from RMB760.7 million in 2015 to RMB1,668.4 million (US$240.3 million) in 2016, primarily due to growth of our business.

Employee Compensation and Benefits

Our employee compensation and benefits increased from RMB388.2 million in 2015 to RMB839.0 million (US$120.8 million) in 2016, due to increase in both share-based compensation and other compensation and benefits.

Advertising and Promotion

Our advertising and promotion expenses consist of advertising expenses and sales agent expenses. Our advertising expenses increased by 149.8% from RMB221.9 million in 2015 to RMB554.3 million (US$79.8 million) in 2016 due to the growth of our business.

Information Technology and Communications

Our information technology and communication expenses increased by 24.7% from RMB32.8 million in 2015 to RMB40.9 million (US$5.9 million) in 2016, primarily due to the growth of our business.

Occupancy and Equipment Rental

Our occupancy and equipment rental expenses increased slightly by 82.6% from RMB42.0 million in 2015 to RMB76.6 million (US$11.0 million) in 2016, primarily due to the increase of our office rental fees due to the growth in our operational scale.

Taxes and Surcharges

Our taxes and surcharges increased from RMB21.7 million in 2015 to RMB30.7 million (US$4.4 million) in 2016, primarily due to increase in trading commissions in the Tianjin Precious Metals Exchange which are subject to business tax and surcharges on business tax, and an increase in trading commissions on Guangdong Precious Metals Exchange and an increase in revenue of Yin Tian Xia Technology from intra-group sale of application services, both of which are subject to VAT surcharges.

Other Expenses

Other expenses increased by 99.0% from RMB54.2 million in 2015 to RMB107.8 million (US$15.5 million) in 2016, which is primarily due to the growth of our business.

Income Taxes

Our income tax expenses increased from RMB82.2 million in 2015 to RMB125.4 million (US$18.1 million) in 2016, primarily due to the growth of our business.

Net Income

As a result of the foregoing, our net income increased from RMB403.0 million in 2015 to RMB925.7 million (US$133.3 million) in 2016.

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Revenues

Our revenues increased by 7.6% from RMBl,157.8 million in 2014 to RMBl,245.9 million in 2015, primarily due to an increase in our net commissions and fees and other revenues.

Net Commissions and Fees

Our net commissions and fees increased by 15.1% from RMB860.8 million in 2014 to RMB990.7 million in 2015, primarily due to the growth of our customer trading volume and increase in our average effective fee rate.

Our customer trading volume increased by 5.8% from RMB623.4 billion in 2014 to RMB659.7 billion in 2015, in line with our growing customer base and overall scale of operation. The relatively modest growth of our customer trading volume in 2015 was primarily due to challenging market conditions in the second half of 2015, including the sharp correction in A-share market from June to August 2015, which adversely affected investor’s liquidity and confidence in trading.

Our average effective fee rate increased from 0.138% in 2014 to 0.150% in 2015. This was mainly due to the increase in spread fee rate in the same period from our operation on the Tianjin Precious Metals Exchange. The spread fee rate is calculated as the spread fee, which is the difference between the bid and offer prices, divided by the trading price. The daily average closing price of silver, the main commodity traded on that exchange, decreased by 16.6% from RMB3,768 per kilo in 2014 to RMB3,141 per kilo in 2015, while the spread fee set by the exchange remained at RMB8 per kilo, resulting in an increased spread fee rate.

Net Trading Gains/(Losses)

Our net trading gains decreased by 38.1 % from RMB268.9 million in 2014 to RMB166.4 million in 2015. The net trading gains in 2014 included primarily the net realized gains from spot commodity contracts of RMB263.6 million, which was the result of our customers’ trading activities and our corresponding hedging activities. Our net trading gains from January 1, 2015 to August 22, 2015 were RMB156.7 million from spot commodity contracts. Our net trading gains on spot commodity contracts from August 23, 2015 to December 31, 2015 were RMB9.3 million and were transferred to a fund pursuant to our risk and return transfer arrangement that took effect on August 23, 2015. As long as the risk and return transfer arrangement remains in force, we will not incur net gains or losses from spot commodity contracts, and we expect our net trading gains and losses in the future to be non-substantial.

Interest and Investment Income

Our interest and investment income increased from RMB0.4 million in 2014 to RMB4.4 million in 2015, primarily due to an increase in our available-for-sale investments that we held during the relevant period.

Other Revenues

Our other revenues increased from RMB27.7 million in 2014 to RMB84.3 million in 2015, primarily due to (i) awards of RMB38.0 million from the Tianjin Precious Metals Exchange and the Guangdong Precious Metals Exchange for our contribution to the exchanges’ overall trading volume in 2015, (ii) an increase in government grants of RMB35.7 million due to increase in tax refund and government subsidies, and (iii) an increase in sales of silver products, which were partly offset by a decrease in sales of application services, due to a non-recurring sale transaction of our application services to a commodity trading service provider in 2014.

Expenses

Our expenses increased by 19.1% from RMB638.5 million in 2014 to RMB760.7 million in 2015, primarily due to growth of our business.

Employee Compensation and Benefits

Our employee compensation and benefits increased from RMB214.4 million in 2014 to RMB388.2 million in 2015, due to increase in both share-based compensation and other compensation and benefits. Our share-based compensation increased from RMB7.0 million in 2014 to RMB31.0 million in 2015, due to costs associated with RSUs issued in January 2015 and the increased recognized costs associated with options issued in December 2014. Our other employee compensation and benefits increased from RMB207.4 million in 2014 to RMB357.2 million in 2015, largely resulting from the increase in our sales personnel when we hired approximately 800 employees from third party sales agent companies in July 2014, after we terminated customer development arrangements with such companies.

Advertising and Promotion

Our advertising and promotion expenses consist of advertising expenses and sales agent expenses. Our advertising expenses increased by 23.3% from RMB180.0 million in 2014 to RMB221.9 million in 2015 due to the growth of our business. Our sales agent expenses decreased from RMB105.8 million for 2014 to nil for 2015, due to the termination of arrangements with sales agent companies on Tianjin Precious Metals Exchange in June 2014:

Information Technology and Communications

Our information technology and communication expenses increased by 54.5% to RMB32.8 million in 2015 compared to RMB21.2 million in 2014, primarily due to the growth of our business.

Occupancy and Equipment Rental

Our occupancy and equipment rental expenses increased slightly by 6.2% from RMB39.5 million in 2014 to RMB42.0 million in 2015, primarily due to the increase of our office rental fees due to the growth in our operational scale.

Taxes and Surcharges

Our taxes and surcharges increased from RMB18.9 million in 2014 to RMB21.7 million in 2015, primarily due to increase in trading commissions in the Tianjin Precious Metals Exchange which are subject to business tax and surcharges on business tax, and an increase in trading commissions on Guangdong Precious Metals Exchange and an increase in revenue of Yin Tian Xia Technology from intra-group sale of application services, both of which are subject to VAT surcharges.

Other Expenses

Other expenses decreased by 7.7% to RMB54.2 million in 2015 from RMB58.7 million in 2014, which is primarily due to the non-recurring miscellaneous expenses in 2014.

Income Taxes

Our income tax expenses significantly increased to RMB82.2 million in 2015 from RMB37.4 million in 2014, primarily due to the increase of our effective tax rate from 7% for 2014 to 17% for 2015. The increase in effective tax rate was mainly because the income tax rate of our subsidiary, Yin Tian Xia Technology, increased from 0% in 2014 to 12.5% in 2015 which will remain 12.5% through 2017. Except for Yin Tian Xia Technology, our other PRC subsidiaries are subject to an income tax rate of 25%.

Net Income

As a result of the foregoing, our net income decreased to RMB403.0 million in 2015 from RMB482.0 million in 2014.

B.            LIQUIDITY AND CAPITAL RESOURCES

Our principal sources of liquidity have been cash generated from our operations, capital injections by our shareholders and the proceeds from our initial public offering in April 2016. As of December 31, 2015 and 2016, we had RMB$362.5 million and RMB$1,541.2 million (US$222.0 million) in cash and cash equivalents which consisted of cash on hand and cash deposited with banks. We also held available-for-sale investments that can be redeemed on demand of RMB75.7 million and RMB218.9 million (US$31.5 million) as of December 31, 2015 and 2016. The available-for-sale investments we held are mainly wealth management products issued by banks and money market funds issued by fund management companies. We have been able to meet our working capital needs in the past, and we believe that we will be able to meet our working capital needs in the foreseeable future, with our internal financial resources and cash flow from our operations.

The following table sets forth a summary of our cash flows for the periods indicated.

	For the Years Ended December 31,
	2014	2015	2016
	Combined	Combined and consolidated	Consolidated	Consolidated (unaudited)
	RMB	RMB	RMB	US$
			(in thousands)
Net cash provided by (used in) operating activities	431,508	430,814	1,030,836	148,470
Net cash provided by (used in) investing activities	(327,671)	179,864	(266,466)	(38,378)
Net cash provided by (used in) financing activities	(129,498)	(331,751)	414,410	59,688
Net increase (decrease) in cash	(25,661)	278,927	1,178,780	169,780
Cash at beginning of year	109,195	83,534	362,461	52,205
Cash at end of year	83,534	362,461	1,541,241	221,985

Operating Activities

We had a net cash generated from operating activities of RMB1,030.8 million (US$148.5 million) in 2016, primarily attributable to our net income of RMB925.7 million (US$133.3 million), as adjusted for non-cash items and the effect of changes in working capital including: (i) non-cash share-based compensation of RMB163.8 million (US$23.6 million), (ii) an increase in income tax payable of RMB121.7 million (US$17.5 million) due to our increase in profit before taxes and income taxes, (iii) an increase in accrued employee benefits of RMB85.5 million (US$12.3 million) due to our increased payroll size, (iv) depreciation of RMB32.4 million (US$4.7 million). These were partially offset by (i) a decrease in other liabilities arising from operating activities of RMB140.9 million (US$20.3 million), (ii) an increase in deposits with clearing organizations in the amount of RMB25.9 million (US$3.7 million) as a result of fluctuation in trading activities by our customers and our risk management decision on deposit level on the last day of relevant periods, (iii) fair value change of derivatives of RMB59.5 million (US$8.6 million) and (iv) an increase in deferred tax assets of RMB50.4 million (US$7.3 million).

We had net cash generated from operating activities of RMB430.8 million in 2015, primarily attributable to our net income of RMB403.0 million, as adjusted for non-cash items and the effect of changes in working capital including: (i) a decrease in deposits with exchanges, which serve as clearing organizations, in the amount of RMB17.3 million as a result of fluctuation in trading activities by our customers and our risk management decision on deposit level on the last day of the relevant periods (ii) non-cash share-based compensation expenses of RMB31.0 million, (iii) unrealized gain from derivatives in the amount of RMB13.9 million, (iv) an increase in accrued employee benefits of RMB28.0 million due to our increased payroll size and (v) depreciation of RMB11.9 million. These were partially offset by (i) a decrease in other liabilities arising from operating activities of RMB21.7 million, (ii) an increase in other assets of RMB21.2 million and (iii) a decrease in accounts payable of RMB19.5 million.

We had net cash generated from operating activities of RMB431.5 million in 2014, primarily attributable to our net income of RMB482.0 million, as adjusted for non-cash items and the effect of changes in working capital including: (i) an increase in accrued employee benefits of RMB28.5 million due to our increased payroll size, (ii) an increase in other liabilities arising from operating activities of RMB33.9 million due to our business growth, and (iii) an increase in income tax payable of RMB20.8 million due to our increase in profit before taxes and income taxes. These were partially offset by (i) an increase in deposits with exchanges, which serve as clearing organizations, in the amount of RMB109.7 million as a result of fluctuation in trading activities by our customers and our risk management decision on deposit level on the last day of the relevant periods, (ii) a decrease in other assets of RMB24.8 million due to our business growth, (iii) a decrease in amounts due to related parties of RMB7.7 million, and (iv) a decrease in accounts payable in the amount of RMB7.4 million.

Investing Activities

We had net cash used in investing activities of RMB266.5 million (US$38.4 million) in 2016, primarily attributable to (i) payment for acquisition of subsidiaries offsetting cash acquired in the amount of RMB119.4 million (US$17.2 million), (ii) purchase of available-for-sale investments of RMB8,625.2 million (US$1,242.3 million), which was partially offset by cash received from sale of available-for-sale investments in the amount of RMB8,501.6 million (US$1,224.5 million).

We had net cash generated by investing activities of RMB179.9 million in 2015, primarily attributable to cash received from (i) sale of available-for-sale investments in the amount of RMB5,148.7 million and (ii) repayment of loans from related parties in the amount of RMB47.0 million, which was offset by cash paid for (i) purchase of available-for-sale investments of RMB4,862.2 million, (ii) payment for the acquisition of our subsidiaries pursuant to the reorganization in the amount of RMB107.3 million, (iii) issuance of loans to related parties of RMB40.0 million, and (iv) purchases of equipment and leasehold improvements of RMB8.6 million primarily associated with the addition of office space and equipment to support our business growth.

We had net cash used in investing activities of RMB327.7 million in 2014, primarily attributable to cash used in (i) purchase of available-for-sale investments of RMB2,218.0 million, (ii) purchase of equipment and leasehold improvements of RMB13.3 million, and (iii) issuance of loans to related parties in the amount of RMB28.0 million, which was partly offset by (i) cash received from sale of available-for-sale investments in the amount of RMB1,896.9 million, (ii) cash received from loan repayments from related parties of RMB21.5 million and (iii) cash received from loan repayments from third parties of RMB13.0 million.

Financing Activities

We had net cash provided by financing activities of RMB414.4 million (US$59.7 million) in 2016, primarily attributable to proceeds received from the Initial Public Offering and concurrent private placement, net of underwriting fee and IPO costs, in the amount of RMB660.2 million (US$95.1 million), which was partially offset by (i) repayment of borrowings from related parties of RMB118.9 million (US$17.1 million) and (ii) payment of dividends of RMB126.9 million (US$18.3 million).

We had net cash used in financing activities of RMB331.8 million in 2015, primarily attributable to dividends of RMB705.0 million paid by our PRC subsidiaries to a holding company wholly owned by our shareholders prior to our reorganization, which was partially offset by (i) proceeds from capital contribution by our shareholders in the amount of RMB254.3 million and (ii) proceeds from borrowings from related parties in the amount of RMB118.9 million.

We had net cash used in financing activities of RMB129.5 million in 2014, primarily attributable to (i) dividends of RMB100.0 million to a holding company wholly owned by our shareholders and (ii) repayments of borrowings from related and third parties, which was slightly offset by proceeds from capital contribution by our shareholders in the amount of RMB16.0 million.

Capital Expenditures

Our capital expenditures consist primarily of expenditures for the purchase of fixed assets and intangible assets. Our capital expenditures amounted to RMB15.1 million, RMB11.9 million and RMB25.5 million (US$3.7 million) in 2014, 2015 and 2016, respectively, primarily due to purchases of electronic and office equipment and leasehold improvements for our office space as a result of our business growth. Our actual future capital expenditures may differ from the amounts for fiscal 2012, 2013 and 2014 as indicated above. We expect cash generated from our operating activities and financing activities will meet our capital expenditure needs in the foreseeable future.

Holding Company Structure

We are a holding company with no material operations of our own. We conduct our operations through our subsidiaries in China. As a result, our ability to pay dividends and to finance any debt we may incur depends upon dividends paid by our subsidiaries. Our PRC subsidiaries may purchase foreign exchange from relevant banks and make distributions to offshore companies after completing relevant foreign exchange registration with the SAFE. Our offshore companies may inject capital into or provide loans to our PRC subsidiaries through capital contributions or foreign debts, subject to applicable PRC regulations. If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our subsidiaries are permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. As of December 31, 2016, our PRC subsidiaries had an aggregate retained earnings of RMB1,035.9 million (US$149.2 million) under PRC GAAP. Under PRC law, each of our affiliates in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reached 50% of its registered capital, after which any mandatory appropriation stops. Our PRC subsidiaries had an aggregate statutory reserves in the amount of RMB92.0 million (US$13.2 million) as of December 31, 2016. Yin Tian Xia Technology has reached its maximum reserve amount and it has stopped appropriation, while other PRC entities have not yet reached their respective maximum reserve amounts. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation of the companies. At the discretion of our PRC subsidiaries, they may allocate a portion of their after-tax profits to discretionary funds for staff welfare and bonus. Such discretionary funds, similar to statutory reserves, are not distributable as cash dividends.

C.                 RESEARCH AND DEVELOPMENT

The client software and the CRM system comprise our core technology infrastructure and enable us to move each key phase of our business operation online. Through our client software, we provide customers with timely and comprehensive market information, investor education programs, simulated trading, research reports, live market commentary, quantitative analysis tools and interactive customer support functions. Our CRM system is the core IT system for customer development and customer services. Our CRM system allows us to centrally manage relationships with customers and potential customers, monitor and supervise customer communications conducted via calls, text messages and online instant messages, as well as collect and analyze customer data.

As of December 31, 2016, we had a software research and development and maintenance team of 459 employees. We also have a professional research team at our in-house research institute through which we provide research support services to our customers. Our research staff members possess various professional qualifications in securities, futures and commodity trading. Our research services include research reports, online lectures, live market commentaries and quantitative analysis. Our research reports include daily, monthly and special event reports. Our research personnel give live market commentary during trading hours, which can be accessed via PC and APP versions of our client software in text or video format. Our research team also develops various quantitative analysis models that can be used by our customers through our client software.

D.                 TREND INFORMATION

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2016 that are reasonably likely to have a material effect on our revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.                 OFF-BALANCE SHEET ARRANGEMENTS

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our combined and consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

F.                  CONTRACTUAL OBLIGATIONS AND COMMITMENTS

The following table sets forth our contractual obligations and commitments as of December 31, 2016.

	Payment due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(RMB in thousands)
Operating lease obligations	151.6	55.7	63.0	27.3	5.6

Total rental expenses for all operating leases were RMB20.5 million, RMB24.4 million and RMB46.7 million (US$6.7 million) for the year ended December 31, 2014, 2015 and 2016, respectively. We did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2016.

G.                SAFE HARBOR

See “Forward-looking Statements” on page 2 of this annual report.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.                 DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth certain information relating to our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Wenbin Chen	43	Co-Founder, Chairman, Chief Executive Officer and Director
Ming Yan	43	Co-Founder and Director
Ningfeng Chen	49	Co-Founder and Director
Feng Li	41	Independent Director
Jue Yao	44	Independent Director

Directors and Executive Officers	Age	Position/Title
Lijun Lin	45	Independent Director
Pingsen Chen	35	Vice President
Jigeng Chen	35	Vice President
Gang Xu	38	Vice President
Qi Feng	40	Vice President
Dikuo Bo	43	Vice President
Jingbo Wang	36	Chief Financial Officer

Mr. Wenbin Chen is our Founder, Chairman and Chief Executive Officer. Mr. Chen has 16 years of experience in the finance industry. He worked at Fuzhou Tianli Investment Consulting Co., Ltd. from July 1998 to July 2005, with his last position being deputy general manager. Mr. Chen founded Fujian Rulin Information Technology Development Co., Ltd. in July 2005 and served as its general manager until June 2007. Between August 2007 and June 2010, Mr. Chen was Assistant to the Chief Executive Officer of Caifu Software (Beijing) Co., Ltd. Mr. Chen graduated from Dalian University of Technology with a double bachelor’s degree in chemical engineering and international enterprise management in July 1998. He graduated in October 2009 from Cheung Kong Graduate School of Business with an EM BA degree.

Mr. Ming Yan is our Founder and Director. Mr. Yan has founded a number of entertainment, culture and catering businesses in Beijing, Shanghai and Hong Kong. Mr. Yan graduated from Shanxi University of Finance with a bachelor degree in Finance in December 2011. He graduated in September 2014 from the Cheung Kong Graduate School of Business with an EMBA degree. Mr. Yan has been enrolled in the Doctor of Business Administration program at Shanghai Jiao Tong University since September 2013.

Ms. Ningfeng Chen is our Founder and Director. From September 1990 to September 2001, Ms. Chen worked as an engineer at Fuzhou Office of Earthquake Resistance and Fuzhou Urban and Rural Construction Committee. Between September 2001 and September 2003, Ms. Chen served as the chief engineer at Fuzhou Anxinda Engineering Consulting Co., Ltd. She was a North American market research consultant at Shanghai Naide Enterprise Management Consulting between September 2005 and February 2011. Ms. Chen graduated from Anhui Institute of Architecture & Industry with a bachelor degree in industrial and civil construction in July 1990. In June 2003, Ms. Chen graduated from the University of International Business and Economics with a master’s degree in management. Ms. Chen also received a certificate of completion in financial analysis and investment management from the University of Toronto in May 2005.

Mr. Feng Li is our Independent Director. Mr. Li has approximately 16 years of experience in business management and financial education. At the University of Michigan Stephen M. Ross School of Business, he was the Ernst & Young Assistant Professor from July 2004 to July 2011 and the Harry Jones Associate Professor with tenure from July 2011 to June 2015. Since July 2015, Mr. Li has been a professor of accounting and director of the Finance MBA Program at Shanghai Advanced Institute of Finance of Shanghai Jiao Tong University. Since July 17, 2014, Mr. Li has also been an independent director and the audit committee financial expert for Sungy Mobile Limited, a company listed on the NASDAQ (NASDAQ: GOMO). Mr. Li is a member of the American Accounting Association. Mr. Li graduated from Fudan University with a bachelor degree in economics in July 1996 and a master degree in economics in July 1998. He received his master degree in business administration from the University of Chicago in June 2004 and obtained a doctor of philosophy degree in accounting from the University of Chicago in June 2005.

Ms. Jue Yao is our Independent Director. Ms. Yao has extensive experience in accounting and corporate finance. Ms. Yao is the chief financial officer of Qihoo 360 Technology Co., Ltd., or Qihoo 360, a company formerly listed on the New York Stock Exchange (NYSE: QIHU). From 1996 to 1999, Ms. Yao was a senior auditor at KPMG. From 1999 to 2006, Ms. Yao held various positions, including financial director, at Sahu.com Inc. Since 2006, Ms. Yao has held various positions at Qihoo 360, including as its financial director and vice president of finance from 2008 to 2012 and its co-chief financial officer of Qihoo 360 from 2012 to 2014. Ms. Yao graduated from the University of International Business and Economics in China with a bachelor degree in international accounting in June 1996.

Mr. Lijun Lin is our Independent Director. Mr. Lin is the founder and currently serves as CIO of Loyal Valley Innovation Capital, an investment company focusing on investing in entrepreneurship and innovation, founded in November 2015. Prior to that, Mr. Lin founded China Universal Asset Management Co., Ltd., or CUAM, in 2005, a leading fund management company in China with USD70 billion under management. He served as CUAM’s chief executive officer and chairman of the investment committee from April 2004 to April 2015. Mr. Lin previously also served as a manager and an assistant director of the listing department of the Shanghai Stock Exchange and served at the CSRC as a regulator. Mr. Lin obtained a bachelor’s and a master’s degree in economics from Fudan University and a Master of Business Administration degree from Harvard Business School.

Mr. Pingsen Chen is our Vice President responsible for our operations under the brand Gold Master. Mr. Chen worked at Guangdong Dafu Investment Management Co., Ltd. and Jiangsu Tianding investment management Co., Ltd. from 2006 to 2009. Before co-founding Gold Master, Mr. Chen served as manager of Fuzhou Ruixin Investment Management Co., Ltd. during 2011 to 2012. Mr. Chen served as general manager when we acquired Gold Master in August 2016. Mr. Chen was appointed as our Vice President in April 2017. Mr. Chen graduated from Fujian Commercial College in July 2005. He also studied in Finance at Xiamen University during March 2013 to July 2015.

Mr. Jigeng Chen is our Vice President. He has over 12 years of experience in the financial services industry. Mr. Chen was an investment consultant at Fujian Rulin Investment Management Development Co., Ltd. from April 2004 to December 2007. He worked at a number of companies providing securities software and related services, from January 2008 to May 2011, before joining us. Mr. Chen graduated from Xiangling High School in July 1999.

Mr. Gang Xu is our Vice President. Mr. Xu has over 13 years of experience in the field of information technology and Internet businesses. From March 2003 to May 2008, Mr. Xu worked as an engineer at two software companies. From July 2008 to December 2009, Mr. Xu served at two companies specializing in the development and sales of securities software. Mr. Xu co-founded a stock investor community website, 9666.cn (niuzaiwang) in January 2010 and served as its general manager until April 2011, before joining us. Mr. Xu graduated from University of Hunan in June 2002 with a bachelor degree in computer science and technology. Mr. Xu graduated from Renmin University of China in June 2009 with an MBA degree. Mr. Xu is currently pursuing a part-time EMBA degree at Shanghai Advanced Institute of Finance of Shanghai Jiao Tong University. Mr. Xu is the brother-in-law of Mr. Wenbin Chen.

Mr. Qi Feng is our Vice President. Mr. Feng has 13 years of experience in the financial services industry. He worked at E-Money (Shanghai Yimeng Software Technology Ltd.), a provider of securities software listed on China’s NEEQ (National Equities Exchange and Quotations), from June 2002 to December 2013, with his last position being general manager of the sales department. From April to November 2014, he served as general manager at Tianjin Zhongyu Precious Metal Management Co., Ltd., a member of the Tianjin Precious Metals Exchange. Mr. Feng graduated from Shanghai Sanmen Vocational School with a degree in real estate development and management in June 1996.

Mr. Dikuo Bo is our Vice President. Mr. Bo was a manager at Tianli Jicang Cultural Communication Co., Ltd., a company specializing in the sales and investment of collectible cultural products, from May 2000 to July 2004. Mr. Bo co-founded Shanghai Tongguan Information Technology, a company providing financial information and services, in October 2007 and served as its general manager until March 2014, before joining us. Mr. Bo graduated from Dalian University of Technology in July 1997 with a bachelor degree in chemical equipment and machinery. He studied in the postgraduate program in finance in Shanghai University of Finance and Economics from September 2003 to July 2005. Mr. Bo is currently pursuing a part-time EMBA degree at Shanghai Advanced Institute of Finance of Shanghai Jiao Tong University.

Mr. Jingbo Wang is our Chief Financial Officer. Mr. Wang has over five years of experience in corporate finance, equity and debt capital markets and mergers and acquisitions. He also has six years of research experience in management studies and computer science. Mr. Wang worked at Deutsche Bank from July 2009 to October 2014, with his last position being vice president in the Corporate Finance Division. Mr. Wang graduated from Tsinghua University with a bachelor degree of engineering in automation in July 2003. He graduated from the University of Hong Kong with a master of philosophy degree in computer science in December 2005 and was awarded a doctor of philosophy degree in management studies from Said Business School, University of Oxford, in March 2010.

B.                 COMPENSATION

For the fiscal year ended December 31, 2016, the aggregate cash compensation paid to our directors and executive officers was approximately RMB6.1 million (US$0.9 million). No pension, retirement or similar benefits have been set aside or accrued for our executive officers or directors. We have no service contracts with any of our non-executive directors providing for benefits upon termination of employment. Our PRC subsidiaries are required by PRC laws and regulations to make contributions equal to certain percentages of each employee’s salary for his or her retirement benefit, medical insurance benefits, housing funds, unemployment and other statutory benefit.

Employment Agreements

We have entered into employment agreements with our executive officers. Under these agreements, each of our executive officers is employed for an initial term of two years, which term shall be renewed automatically for successive one-year terms unless a one-month notice of non-renewal is given by either party. We may terminate the employment for cause, at any time, without notice or remuneration, for certain acts of the executive officer. An executive officer may terminate his or her employment at any time with not less than one-month prior written notice.

Each executive officer has agreed to hold, both during and after the employment agreement expires or is earlier terminated, in strict confidence and not to use or disclose to any person, corporation or other entity without written consent, any confidential information. Each executive officer has also agreed to assign to our company any intellectual property rights that qualifies or is considered by the Company to qualify for patent, copyright, trademark, trade secret, or any other protection under the laws of PRC or Cayman Islands providing or creating intellectual property rights, during the period of the executive officer’s employment with us and for a certain period following termination of the employment agreement that are related to the scope of the employment.

In addition, all executive officers have agreed to be bound by non-competition and non-solicitation restrictions set forth in their employment agreements. Specifically, each executive officer has agreed to devote all his or her working time and attention to our business and use best efforts to develop our business and interests. Moreover, each executive officer has agreed not to, for a certain period following termination of his or her employment or expiration of the employment agreement: (i) directly or indirectly engage in (whether as an officer, principal, agent, director, employee, partner, affiliate, consultant or other participant), or hold an equity interest of 5% or more in, any business or activity that is in competition with the Company, its subsidiaries or affiliated entities; (ii) solicit, encourage or assist other employees of the Company to seek employment with any business or organization in competition with the Company, its subsidiaries or affiliated entities; or (iii) engage in other activities that may cause conflicts with the interests of the Company during the term of the employment agreement.

Share Incentive Plans

Win Yin Financial granted stock options and restricted share units on its shares to our employees pursuant to its 2013 Share Option Scheme, 2014 Share Option Scheme and Pre-IPO RSU Scheme, or the Share Incentive Plans. Pursuant to the group reorganization completed on November 18, 2015, our company became the holding company of the group and the majority of the operating PRC subsidiaries under Win Yin Financial became our wholly owned PRC subsidiaries. In connection with the reorganization, we assumed the Share Incentive Plans from Win Yin Financial and adopted the Amended and Restated 2013 Share Option Scheme, Amended and Restated 2014 Share Option Scheme and Amended and Restated Pre-IPO RSU Scheme. We have further amended and restated these share incentive plans to enlarge the authorized amount of options and RSUs by adopting the Second Amended and Restated 2013 Share Option Scheme, the Third Amended and Restated 2014 Share Option Scheme and the Third Amended and Restated Pre-IPO RSU Scheme. We issued stock options and RSUs to our employees to replace the stock options and RSUs issued by Win Yin Financial. The terms and conditions of the stock options and RSUs with respect to vesting and exercisability remain the same.

We granted options to purchase 50,000,000 ordinary shares under the Third Amended and Restated 2014 Share Option Scheme to our directors, officers and key employees on the effective date of the registration statement of which this annual report is a part, at an exercise price per share equal to the initial public offering price of our ADSs adjusted to reflect the ADS-to-ordinary share ratio, which will vest in three equal installments upon the first, second and third anniversary of the listing of our ADSs on NASDAQ. Among them, options to purchase 25,000,000 ordinary shares were granted to our directors and officers.

The purpose of the Share Incentive Plans is to enhance our ability to attract and retain highly qualified officers, directors, key employees and other persons, and to motivate such persons to serve us and our affiliates and to expend maximum effort to improve our business results and earnings, by providing such persons an opportunity to acquire or increase a direct interest in our operations and future success.

Second Amended and Restated 2013 Share Option Scheme

The maximum aggregate number of ordinary shares that can be issued under the Second Amended and Restated 2013 Share Option Scheme, or the 2013 Share Option Scheme, is 41,000,000. As of the date of this annual report, options to purchase an aggregate of 36,771,900 ordinary shares have been granted by us and remain outstanding under the 2013 Share Option Scheme.

Eligible participants.  Our employees, officers, directors, business associates or any other individual as determined by our board of directors, in its sole discretion, has contributed or will contribute to our company, are eligible to participate in the 2013 Share Option Scheme.

Exercise price.  The exercise price in respect of options granted under the scheme before our initial public offering is US$0.163 per share, subject to any adjustment as a result of any alteration in the capital structure of our company by way of capitalization of profits or reserves, rights issue, sub-division or consolidation of shares or reduction of share capital of our company from time to time, but excluding, for the avoidance of doubt, any alteration in the capital structure of our company as a result of an issue of shares or other securities as consideration in a transaction to which our company is a party.

Vesting schedule.  The administrator of the 2013 Share Option Scheme has the sole discretion in determining the individual vesting schedules and other restrictions applicable to shares awarded and opinions granted under such scheme.

Administration.  The plan is administered by our board of directors.

Lapse of options.  An option issued under the scheme shall lapse automatically under certain circumstances, including, but not limited to, the expiration of option period, termination of employment for cause and the tenth anniversary of the adoption date of the scheme.

Amendment.  Any change to the authority of our board of directors in relation to any alteration to the terms of the scheme must be approved by the shareholders in general meeting. Subject to the above, our board of directors may amend any of the provisions of the scheme at any time provided that such amendment shall not affect adversely any rights which have accrued to any grantee at that date.

Termination.  The scheme will terminate on the tenth anniversary of its date of adoption, unless terminated earlier. We may, by ordinary resolution in general meeting, or our board of directors may, at any time terminate the operation of the scheme and in such event no further options shall be granted. Options granted prior to such termination but not yet exercised at the time of termination shall continue to be valid and exercisable in accordance with the scheme.

Transfer restrictions.  An option is personal to the grantee and shall not be assignable or transferable.

Third Amended and Restated 2014 Share Option Scheme

The following is a summary of the principal terms of the Third Amended and Restated 2014 Share Option Scheme, or the 2014 Share Option Scheme. The maximum aggregate number of ordinary shares that can be issued under the Scheme is 200,000,000. As of the date of this annual report, options to purchase an aggregate of 47,575,714 ordinary shares have been granted by us and remain outstanding under the 2014 Share Option Scheme.

Eligible participants.  Our employees, officers, directors, business associates or any other individual as determined by our board of directors, in its sole discretion, has contributed or will contribute to our company, are eligible to participate in the 2014 Share Option Scheme.

Exercise price.  The exercise price in respect of options granted under the scheme before our initial public offering is US$0.163 per share subject to any adjustment as a result of any alteration in the capital structure of our company by way of capitalization of profits or reserves, rights issue, sub-division or consolidation of shares or reduction of share capital of our company from time to time, but excluding, for the avoidance of doubt, any alteration in the capital structure of our company as a result of an issue of shares or other securities as consideration in a transaction to which our company is a party.

Vesting schedule.  The administrator of the 2014 Share Option Scheme has the sole discretion in determining the individual vesting schedules and other restrictions applicable to shares awarded and opinions granted under such scheme.

Administration.  The plan is administered by our board of directors.

Lapse of options.  An option issued under the scheme shall lapse automatically under certain circumstances, including but not limited to, the expiration of option period, termination of employment for cause and the tenth anniversary of the adoption date of the scheme.

Amendment.  Any change to the authority of our board of directors in relation to any alteration to the terms of the scheme must be approved by the shareholders in general meeting. Subject to the above, our board may amend any of the provisions of the scheme at any time provided that such amendment shall not affect adversely any rights which have accrued to any grantee at that date.

Termination.  The scheme will terminate on the tenth anniversary of its date of adoption, unless terminated earlier. We may, by ordinary resolution in general meeting, or our board of directors may, at any time terminate the operation of the scheme and in such event no further options shall be granted. Options granted prior to such termination but not yet exercised at the time of termination shall continue to be valid and exercisable in accordance with the scheme.

Transfer restrictions.  An option is personal to the grantee and shall not be assignable or transferable.

Third Amended and Restated Pre-IPO RSU Scheme

The following is a summary of the principal terms of the Third Amended and Restated Pre-IPO RSU Scheme or Pre-IPO RSU Scheme. The shares in aggregate underlying all awards under the Pre-IPO RSU Scheme shall not exceed 100,000,000. As of the date of this annual report, RSUs granted by us and remain outstanding underly an aggregate number of 11,553,504 ordinary shares.

Eligible participants.  Our employees, officers, directors, business associates or any other individuals as determined by our board of directors, in its sole discretion, has contributed or will contribute to our company, is eligible to participate in the Pre-IPO RSU Scheme.

Vesting schedule.  The administrator of the Pre-IPO RSU Scheme have sole discretion in determining the individual vesting schedules and other restrictions applicable to shares awarded under such scheme.

Administration.  The plan is administered by our board of directors. The board of directors may delegate the authority to administer the Scheme to one or more directors.

Lapse of options.  An unvested award issued under the scheme shall lapse automatically under certain circumstances, including but not limited to, termination of employment and the winding-up our company.

Amendment.  The terms of the scheme may be altered, amended or waived in any respect by our board of directors provided that such alteration, amendment or waiver shall not affect any subsisting rights of any grantee. Any alteration, amendment or waiver to the scheme of a material nature shall be approved by the shareholders of our company. The board shall have the right to determine whether any proposed alteration, amendment or waiver is material and such determination shall be conclusive.

Termination.  The scheme will terminate on the tenth anniversary of its date of adoption, unless terminated earlier. The scheme may be terminated or our board of directors may at any time terminate prior to the expiry of the scheme period provided that such termination shall not affect any subsisting rights of any grantee and in such event no further awards shall be granted. Awards granted prior to such termination but not yet exercised at the time of termination shall continue to be valid in accordance with the scheme.

Transfer restrictions.  A RSU under the scheme is personal to the grantee and shall not be assignable or transferable.

The following table summarizes, as of March 31, 2017, options and RSUs that we granted to our executive officers and to other individuals as a group and remain outstanding under our 2013 Share Option Scheme, 2014 Share Option Scheme and Pre-IPO RSU Scheme.

Name	Ordinary Shares Underlying Outstanding Options / RSUs Granted		Exercise Price(US$ per Share)	Date of Grant(4)	Date of Expiration(5)
Wenbin Chen	*	(2)	0.675	April 27, 2016	April 26, 2022/2023/2024
Pingsen Chen	*	(3)	—	November 16,2016	November 15,2025
Jigeng Chen	*	(1)	0.163	December 3, 2013	February 29, 2020
	*	(2)	0.163	December 15, 2014	December 31, 2021/2022/2023
	*	(2)	0.675	April 27, 2016	April 26, 2022/2023/2024
	*	(3)	—	November 16,2016	November 15,2025
Gang Xu	*	(1)	0.163	December 3, 2013	February 29, 2020
	*	(2)	0.163	December 15, 2014	December 31, 2021/2022/2023
	*	(2)	0.675	April 27, 2016	April 26, 2022/2023/2024
	*	(3)	—	November 16,2016	November 15,2025
Qi Feng	*	(2)	0.163	December 15, 2014	December 31, 2021/2022/2023
	*	(2)	0.163	January 13, 2016	December 31, 2021/2022/2023
	*	(2)	0.675	April 27, 2016	April 26, 2022/2023/2024
	*	(3)	—	November 16,2016	November 15,2025
Dikuo Bo	*	(2)	0.163	December 15, 2014	December 31, 2021/2022/2023
	*	(2)	0.675	April 27, 2016	April 26, 2022/2023/2024
	*	(3)	—	November 16,2016	November 15,2025
Jingbo Wang	*	(2)	0.163	December 15, 2014	December 31, 2021/2022/2023
	*	(2)	0.163	January 13, 2016	December 31, 2021/2022/2023
	*	(2)	0.675	April 27, 2016	April 26, 2022/2023/2024
	*	(3)	—	November 16,2016	November 15,2025
Other individuals as a group	22,579,100	(1)	0.163	December 3, 2013	February 29, 2020
	19,122,120	(2)	0.163	December 15, 2014	December 31, 2021/2022/2023
	4,775,210	(3)	—	January 15, 2015	January 12, 2025
	6,662,974	(2)	0.163	January 13, 2016	December 31, 2021/2022/2023
	1,978,734	(3)	—	January 13, 2016	January 12, 2025
	24,800,000	(2)	0.675	April 27, 2016	April 26, 2022/2023/2024
	19,176,520	(3)	—	November 16,2016	November 15,2025
Total	138,639,958

*                 The options, RSUs and other rights to acquire ordinary shares in aggregate held by each of these directors and executive officers and their affiliates represent less than 1% of our total outstanding shares.

(1)         Represents rights under the 2013 Share Option Scheme.

(2)         Represents rights under the 2014 Share Option Scheme.

(3)         Represents rights under the Pre-IPO RSU Scheme.

(4)         Date of grant represents the original grant date of the options and RSUs held by the respective director or executive officer and other individuals. No outstanding options or RSUs described in this table are held by a U.S. resident.

(5)         The options granted under the 2013 Share Option Scheme vested on March 1, 2015 and will expire on the fifth anniversary of the vesting date. The options granted under the 2014 Share Option Scheme vest based on the following schedule: (i) first series upon the expiration of six months from the date of listing of the this public offering or January 1, 2017, whichever is later; (ii) second series on the first anniversary thereafter; (iii) third series on the second anniversary thereafter. The RSUs under the Pre-IPO RSU Scheme will expire on the tenth anniversary of the adoption date, January 13, 2015.

C.                 BOARD PRACTICES

Board of Directors

Our board of directors currently consists of six directors. A director is not required to hold any shares in our company to qualify to serve as a director. A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with our company is required to declare the nature of his interest at a meeting of our directors. A general notice given to the directors by any director to the effect that he is to be regarded as interested in any contract or other arrangement which may thereafter be made with that company or firm shall be deemed a sufficient declaration of interest in regard to any contract so made. A director may vote in respect of any contract or proposed contract or arrangement notwithstanding that he may be interested therein and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the directors at which any such contract or proposed contract or arrangement is considered. Our board of directors may exercise all of the powers of our company to borrow money, to mortgage or charge its undertaking, property and uncalled capital, or any part thereof, and to issue debentures, debenture stock or other securities whenever money is borrowed or as security for any debt, liability or obligation of our company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

Committees of the Board of Directors

We have established three committees under the board of directors, namely the audit committee, the compensation committee and the nominating and corporate governance committee. Each committee’s members and functions are described below. We have adopted a charter for each of the board committees.

Audit Committee

Our audit committee consists of three directors, namely Mr. Feng Li, Mr. Lijun Lin and Ms. Jue Yao and is chaired by Mr. Feng Li. All the three directors on our audit committee satisfy the “independence” requirements of the Nasdaq Stock Market Rules and the SEC. We have determined that Mr. Feng Li qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•                  selecting the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•                  setting clear hiring policies for employees or former employees of the independent auditors;

•                  reviewing with the independent auditors any audit problems or difficulties and management’s response;

•                  reviewing and approving all related-party transactions;

•                  discussing the annual audited financial statements with management and the independent auditors;

•                  discussing with management and the independent auditors major issues regarding accounting principles and financial statement presentations;

•                  reviewing reports prepared by management or the independent auditors relating to significant financial reporting issues and judgments;

•                  reviewing with management and the independent auditors related-party transactions and off-balance sheet transactions and structures;

•                  reviewing with management and the independent auditors the effect of regulatory and accounting initiatives;

•                  reviewing policies with respect to risk assessment and risk management;

•                  reviewing our disclosure controls and procedures and internal control over financial reporting;

•                  reviewing reports from the independent auditors regarding all critical accounting policies and practices to be used by our company;

•                  establishing procedures for the receipt, retention and treatment of complaints we received regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

•                  periodically reviewing and reassessing the adequacy of our audit committee charter;

•                  such other matters that are specifically delegated to our audit committee by our board of directors from time to time; and

•                  meeting separately, periodically, with management, the internal auditors and the independent auditors.

Compensation Committee

Our compensation committee consists of Ms. Ningfeng Chen, Ms. Jue Yao and Mr. Feng Li and is chaired by Ms. Ningfeng Chen. Ms. Jue Yao and Mr. Feng Li satisfy the “independence” requirements of the Nasdaq Stock Market Rules. Our compensation committee assists the board in reviewing and approving the compensation structure of our executive officers, including all forms of compensation to be provided to our executive officers. The compensation committee is responsible for, among other things:

•                  reviewing and approving the compensation for our senior executives;

•                  reviewing and evaluating our executive compensation and benefits policies generally;

•                  reporting to our board of directors periodically;

•                  evaluating its own performance and reporting to our board of directors on such evaluation;

•                  periodically reviewing and assessing the adequacy of the compensation committee charter and recommending any proposed changes to our board of directors; and

•                  such other matters that are specifically delegated to the compensation committee by our board of directors from time to time.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Mr. Wenbin Chen, Mr. Feng Li and Mr. Lijun Lin and is chaired by Mr. Wenbin Chen. Mr. Feng Li and Mr. Lijun Lin satisfy the “independence” requirements of the Nasdaq Stock Market Rules. The nominating and corporate governance committee assists the board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

•                  identifying and recommending to the board of directors qualified individuals for membership on the board of directors and its committees;

•                  reviewing annually with our board of directors its current composition in light of the characteristics of independence, age, skills, experience and availability of service to us;

•                  overseeing compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance; and

•                  advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to our board of directors on all matters of corporate governance and on any corrective action to be taken.

Duties of Directors

Under Cayman Islands law, our directors have a fiduciary duty to act honestly, in good faith and with a view to our best interests. Our directors also owe to our company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and re-stated from time to time. Our company has the right to seek damages if a duty owed by our directors is breached.

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

•                  convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

•                  declaring dividends and distributions;

•                  appointing officers and determining the term of office of officers;

•                  exercising the borrowing powers of our company and mortgaging the property of our company; and

•                  approving the transfer of shares of our company, including the registering of such shares in our share register.

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of our board of directors. Our directors are not subject to a term of office and hold office until such time as they are removed from office with or without cause by a board resolution passed by a majority of not less than one half of the directors or by an ordinary resolution of our shareholders. A director will be removed from office automatically if (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found by our company to be or becomes of unsound mind; (iii) resigns his office by notice in writing to the company; (iv) is removed from office by ordinary resolution or (v) is removed from office pursuant to any other provision of the articles of association.

D.                 EMPLOYEES

As of December 31, 2016, we had a total of 4,220 employees, who were all full-time employees. The following table sets forth certain information about our employees by function as of December 31, 2016.

	Number of Employees	% of Total Employees
Technology	459	11%
Research	91	2%
Customer Service	957	23%
Sales & Marketing	2,126	50%
General & Administration	587	14%
Total	4,220	100%

We enter into individual employment contracts with our employees to cover matters such as salaries, benefits, and grounds for termination. Each employee’s employment contract also covers non-competition and confidentiality arrangements during such employee’s employment with us. For information as to employment agreements with our executive officers, see “Item 6. Directors, Senior Management and Employees—B. Compensation—Employment Agreements.” We generally formulate our employees’ remuneration package to include salary, benefits and share-based compensation. We provide our employees with welfare benefits in accordance with applicable regulations and our internal policies. We also provide trainings for our employees with respect to business, compliance and internal management. Such trainings may be provided by internal departments or external trainers. We review the content of our trainings regularly to ensure that the trainings we provide to our employees are sufficient and up to date.

We are required under PRC laws and regulations to make contributions to our employees’ social insurance and housing fund based on specified percentages of the salaries, bonuses, and certain allowances of our employees. Our employees are not covered by any collective bargaining agreement. We believe that we have a good relationship with our employees. The vast majority of our employees are based in China.

E.                SHARE OWNERSHIP

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2017:

•                  each of our directors and executive officers; and

•                  each person known to us to own beneficially more than 5% of our ordinary shares.

The calculations in the shareholder table below assume that there are 1,398,517,155 ordinary shares outstanding as of March 31, 2017.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC and includes voting or investment power with respect to the ordinary shares. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of the date of this annual report, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned as of March 31, 2017
	Number	Percentage
Directors and Executive Officers:
Wenbin Chen(1)	403,000,000	28.82%
Ming Yan(1)	300,000,000	21.45%
Ningfeng Chen(1)	300,000,000	21.45%
Pingsen Chen	*	*
Jigeng Chen	*	*
Gang Xu	*	*
Qi Feng	*	*
Dikuo Bo	*	*
Jingbo Wang	*	*
All directors and executive officers as a group	1,012,216,400	72.38%
Principal Shareholders:
Coreworth Investments Limited(2)	400,000,000	28.60%
Harmony Creek Investments Limited(3)	300,000,000	21.45%
Rich Horizon Investments Limited(4)	300,000,000	21.45%
Panhou Value Growth Fund SPC(5)	101,000,260	7.22%

*                 Less than 1% of our total outstanding shares.

(1)         Mr. Wenbin Chen is the sole shareholder of Coreworth Investments Limited, or Coreworth, and is deemed to be interested in 400,000,000 Shares held by Coreworth. The business address of Mr. Chen is 12th Floor, Block B, Zhenhua Enterprise Plaza, No. 3261 Dongfang Road, Pudong District, Shanghai, People’s Republic of China, 200125. Mr. Ming Yan is the sole shareholder of Harmony Creek Investments Limited, or Harmony Creek, and is deemed to be interested in 300,000,000 shares held by Harmony Creek. The business address of Mr. Yan is 12th Floor, Block B, Zhenhua Enterprise Plaza, No. 3261 Dongfang Road, Pudong District, Shanghai, People’s Republic of China, 200125. Ms. Ningfeng Chen is the sole shareholder of Rich Horizon Investments Limited, or Rich Horizon, and is deemed to be interested in 300,000,000 shares held by Rich Horizon. The business address of Ms. Chen is 12th Floor, Block B, Zhenhua Enterprise Plaza, No. 3261 Dongfang Road, Pudong District, Shanghai, People’s Republic of China, 200125.

(2)         Coreworth is a company incorporated under the laws of BVI and wholly owned by Mr. Wenbin Chen. Its registered address is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(3)         Harmony Creek is a company incorporated under the laws of BVI and wholly owned by Mr. Ming Yan. Its registered address is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(4)         Rich Horizon is a company incorporated under the laws of BVI and wholly owned by Ms. Chen. Its registered address is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(5)         Panhou Value Growth Fund SPC is a segregated portfolio company incorporated under the laws of Cayman Islands. Among 101,000,260 ordinary shares beneficially owned by it, 95,081,680 ordinary shares were held by Asia Growth SP, a segregated portfolio of Panhou Value Growth Fund SPC and 5,918,580 ordinary shares were, on an as converted basis, held by the Global Growth SP, a segregated portfolio of Panhou Value Growth Fund SPC in the form of 295,929 ADS. Each share of ADS held by the Global Growth SP represents twenty (20) ordinary shares. Its registered address is Room 6111-12, 61th Floor, The Center, 99 Queen’s Road, Central Hong Kong.

As of March 31, 2017, 182,811,400 of our ordinary shares were held by one record holder in the United States, which is the depositary of our ADS program, representing 13.07% of our total issued and outstanding ordinary shares as of such date. None of our existing shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.                MAJOR SHAREHOLDERS

PLEASE REFER TO “ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES—E. SHARE OWNERSHIP.”

B.                 RELATED PARTY TRANSACTIONS

Transactions with Shareholders and Related Parties

Not applicable.

Employment Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Employee Agreements” for a description of the employment agreements we have entered into with our senior executive officers.

Share Incentives

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plan” for a description of share options we have granted to our directors, officers and other individuals as a group.

C.            Interests of Experts and Counsel

Not applicable.

Item 8. FINANCIAL INFORMATION

A.               COMBINED AND CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Combined and Consolidated Financial Statements

See Item 18. “Financial Statements” for our audited combined and consolidated financial statements filed as a part of this annual report.

Legal Proceedings

We are not currently involved in any material litigation, arbitration or administrative proceedings. We may from time to time become a party to various litigation, arbitration or administrative proceedings arising in the ordinary course of our business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention.

Dividend Policy

Our wholly owned PRC subsidiaries, prior to the reorganization completed on November 18, 2015, have paid significant dividends to our founders or companies controlled by our founders, including RMB100.0 million in 2014 and RMB705.0 million in 2015. In March 2017, we also announced a dividend of US$0.80 per ADS for the full fiscal year of 2016, and the aggregate amount of this dividend payment was US$55.9 million. Going forward, we intend to pay dividends to our ordinary shareholders, while the timing, amount and form of future dividends, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors.

Our board of directors may from time to time declare dividends or authorize other distributions to our shareholders. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of either profit or share premium amount, provided that under no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business.

If we pay any dividends, our ADS holders will be entitled to such dividends to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Item 12. Description of Securities Other than Equity Securities—D. American Depositary Shares.” Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

We are a holding company with no material operations of our own. As a result, we rely on dividends paid by our subsidiary in China for our cash needs, including the funds necessary to pay dividends and other cash distributions to our shareholders, service any debt we may incur and pay our expenses. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. Under PRC law, each of our affiliates in China is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund a statutory reserve until such reserve reached 50% of its registered capital, and to further set aside a portion of its after-tax profits to fund the discretionary fund at the discretion of the shareholders of our affiliates. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation of the companies. See “Item 3. Risk Factors—Risks Related to Our Corporate Structure—We principally rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us, or the tax implications of making payments to us, could have a material adverse effect on our ability to conduct our business or our financial condition.” In addition, if our existing subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

B.                SIGNIFICANT CHANGES

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited combined and consolidated financial statements included in this annual report.

Item 9. THE OFFER AND LISTING

A.                OFFER AND LISTING DETAILS

Price Range of American Depositary Shares

Our ADSs, each representing 20 of our ordinary shares, have been listed on the NASDAQ Global Select Market since April 27, 2016. Our ADSs trade under the symbol “YIN.” The following table provides the high and low trading prices for our ADSs on the NASDAQ Global Select Market since the date of our initial public offering.

	Trading Price (US$)
	High	Low
Annual Highs and Lows
2016 (since April 27, 2016)	20.95	10.92
Quarterly Highs and Lows
Second Quarter 2016 (since April 27, 2016)	14.20	10.92
Third Quarter 2016	20.95	13.10
Fourth Quarter 2016	19.00	16.40
First Quarter 2017	22.78	16.45
Monthly Highs and Lows
April 2016 (since April 27, 2016)	14.20	12.75
May 2016	14.33	12.05
June 2016	14.25	10.92
July 2016	16.48	13.10
August 2016	20.95	14.43
September 2016	19.45	16.05
October 2016	19.01	17.38
November 2016	19.94	15.68
December 2016	17.76	16.40
January 2017	17.29	16.45
February 2017	18.36	17.19
March 2017	22.78	18.30
April 2017 (through April 21, 2017)	21.20	18.19

B.                PLAN OF DISTRIBUTION

Not applicable.

C.                MARKETS

Our ADSs, each representing 20 of our ordinary shares, have been listed on The NASDAQ Global Select Market since April 27, 2016 under the symbol “YIN.”

D.                SELLING SHAREHOLDER

Not applicable.

E.                 DILUTION

Not applicable.

F.                  EXPENSES OF THE ISSUE

Not applicable.

Item 10. ADDITIONAL INFORMATION

A.                SHARE CAPITAL

Not applicable.

B.                 MEMORANDUM AND ARTICLES OF ASSOCIATION

We incorporate by reference into this annual report the description of our amended and restated memorandum and articles of association contained in our registration statement on Form F-1 (File No. 333-210584) filed with the Securities and Exchange Commission on April 19, 2016.

C.                 MATERIAL CONTRACTS

We have not entered into any material contracts other than in the ordinary course of business or other than those described in “Item 4. Information on the Company” and in “Item 7. Major shareholders and Related Party Transactions” or elsewhere in this annual report.

D.                 EXCHANGE CONTROLS

See “Item 4. Information on the Company—B. Business Overview—Regulation—Foreign Exchange Administration.”

E.                TAXATION

The following discussion of the material Cayman Islands, PRC and United States federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. The discussion is not intended to be, nor should it be construed as, legal or tax advice to any current or prospective holder of our ADSs or ordinary shares. This discussion does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under state, local and other tax laws, or tax laws of jurisdictions other than the Cayman Islands, PRC and the United States.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not a party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

PRC Taxation

Under the PRC EIT Law, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” of the PRC. The SAT, issued the Circular on Issues Concerning the Identification of Chinese-Controlled Overseas Registered Enterprises as Resident Enterprises in Accordance With the Actual Standards of Management Bodies, or Circular 82, on April 22, 2009 and amended on January 29, 2014. Circular 82 clarified that dividends and other income paid by such resident enterprises will be considered PRC-source income and subject to PRC withholding tax, currently at a rate of 10%, when paid to non-PRC enterprise shareholders. Under the implementation rules to the PRC EIT Law, a “de facto management body” is defined as a management body that has substantial and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. In addition, the above circular specifies that certain PRC-invested enterprises will be classified as PRC resident enterprises if the following are located or resident in the PRC: (i) senior management personnel and core management departments that are in charge of daily production, and operation management; (ii) financial and human resources decision-making bodies; (iii) major assets, accounting books, company seals, and minutes and files of board meetings and shareholders’ meetings; and (iv) more than half of the senior management or directors having voting rights.

Although Circular 82 explicitly provides that the above standards shall apply to enterprises which are registered outside the PRC and funded by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners as controlling investors, it is still uncertain whether such standards under this circular may be cited for reference and be adopted when considering whether our “effective management” is in the PRC or not, and whether we may be considered a resident enterprise under the PRC EIT Law. We do not believe that Yintech, our Cayman Islands holding company, meets all of the conditions above to be considered a resident enterprise. Therefore, we believe that Yintech should not be treated as a “resident enterprise” for PRC tax purposes. However, it remains unclear how PRC tax authorities will determine the tax residency status of foreign enterprises controlled by individuals or foreign entities, such as us. If the PRC tax authorities determine that Yintech is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ADSs. In addition, non-resident enterprise shareholders (including ADS holders) may be subject to PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders (including our ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% (unless a reduced rate is available under an applicable tax treaty). It is also unclear whether non-PRC shareholders of Yintech would be able to claim the benefits of any tax treaties between their tax residence and the PRC in the event that Yintech is treated as a PRC resident enterprise.

United States Federal Income Tax Considerations

In the opinion of Davis Polk & Wardwell LLP, the following are material U.S. federal income tax consequences to the U.S. Holders described below of owning and disposing of the ADSs or ordinary shares, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to acquire ADSs or ordinary shares. This discussion applies only to a U.S. Holder that acquires our ADSs or ordinary shares and holds the ADSs or ordinary shares as capital assets (generally, property held for investment) for U.S. federal income tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including the alternative minimum tax, the Medicare contribution tax on net investment income and tax consequences applicable to U.S. Holders subject to special rules, such as:

•                  certain financial institutions;

•                  dealers or traders in securities that use a mark-to-market method of tax accounting;

•                  persons holding ADSs or ordinary shares as part of a straddle, conversion transaction, integrated transaction or similar transaction;

•                  persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•                  entities classified as partnerships for U.S. federal income tax purposes;

•                  tax-exempt entities, “individual retirement accounts” or “Roth IRAs”;

•                  persons that own or are deemed to own ADSs or ordinary shares representing 10% or more of our voting stock; or

•                  persons holding ADSs or ordinary shares in connection with a trade or business outside the United States.

If an entity that is classified as a partnership for U.S. federal income tax purposes owns ADSs or ordinary shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships owning ADSs or ordinary shares and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of owning and disposing of ADSs or ordinary shares.

This discussion is based on the Internal Revenue Code of 1986, as amended, or the Code, administrative pronouncements, judicial decisions, final, temporary and proposed Treasury regulations, and the income tax treaty between the United States and the PRC, or the Treaty, all as of the date hereof, any of which is subject to change, possibly with retroactive effect. This discussion is also based, in part, on representations by the Depositary and assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms.

As used herein, a “U.S. Holder” is a person who is a beneficial owner of our ADSs or ordinary shares that is, for U.S. federal income tax purposes:

•                  a citizen or individual resident of the United States;

•                  a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

•                  an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

In general, a U.S. Holder who owns ADSs will be treated as the owner of the underlying shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, no gain or loss will be recognized if a U.S. Holder exchanges ADSs for the underlying shares represented by those ADSs.

The U.S. Treasury has expressed concern that parties to whom American depositary shares are released before the underlying shares are delivered to the depositary (a “pre-release”), or intermediaries in the chain of ownership between holders of American depositary shares and the issuer of the security underlying the American depositary shares, may be taking actions that are inconsistent with the claiming of foreign tax credits by holders of American depositary shares. These actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the creditability of PRC taxes, and the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders, each described below, could be affected by actions taken by such parties or intermediaries. U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of ADSs or ordinary shares in their particular circumstances.

This discussion assumes that the Company is not, and will not become, a passive foreign investment company, or a PFIC, as described below.

Taxation of Distributions. Distributions paid on our ADSs or ordinary shares, other than certain pro rata distributions of ADSs or ordinary shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. Dividends will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, dividends paid to certain non-corporate U.S. Holders may be taxable at reduced rates. Non-corporate U.S. Holders should consult their tax advisers regarding the availability of the reduced tax rate on dividends in their particular circumstances.

Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s, or in the case of ADSs, the Depositary’s, receipt. The amount of any dividend income paid in foreign currency will be the U.S. dollar amount calculated by reference to the spot rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars on such date. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the amount received. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

Dividends will be treated as foreign-source income for foreign tax credit purposes. As described in “—People’s Republic of China Taxation”, dividends paid by the Company may be subject to PRC withholding tax. For U.S. federal income tax purposes, the amount of the dividend income may include amounts withheld in respect of the PRC withholding tax. Subject to applicable limitations, which vary depending upon the U.S. Holder’s circumstances, and subject to the discussion above regarding concerns expressed by the U.S. Treasury, PRC taxes withheld from dividend payments (at a rate not exceeding the applicable rate provided in the Treaty in the case of a U.S. Holder that is eligible for the benefits of the Treaty) generally will be creditable against a U.S. Holder’s U.S. federal income tax liability. The rules governing foreign tax credits are complex and U.S. Holders should consult their tax advisers regarding the creditability of foreign tax credits in their particular circumstances. In lieu of claiming a credit, a U.S. Holder may elect to deduct such PRC taxes in computing its taxable income, subject to applicable limitations. An election to deduct foreign taxes instead of claiming foreign tax credits must apply to all foreign taxes paid or accrued in the taxable year.

Sale or Other Taxable Disposition of ADSs or Ordinary Shares. A U.S. Holder will generally recognize capital gain or loss on a sale or other taxable disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized on the sale or other taxable disposition and the U.S. Holder’s tax basis in such ADSs or ordinary shares disposed of, in each case as determined in U.S. dollars. The gain or loss will be long-term capital gain or loss if, at the time of the sale or disposition, the U.S. Holder has owned the ADSs or ordinary shares for more than one year. Long-term capital gains recognized by non-corporate U.S. Holders may be subject to tax rates that are lower than those applicable to ordinary income. The deductibility of capital losses is subject to limitations.

As described in “— People’s Republic of China Taxation,” gains on the sale of ADSs or ordinary shares may be subject to PRC taxes. A U.S. Holder will be entitled to use foreign tax credits to offset only the portion of its U.S. federal income tax liability that is attributable to foreign-source income. Because under the Code capital gains of U.S. persons are generally treated as U.S.-source income, this limitation may preclude a U.S. Holder from claiming a credit for all or a portion of any PRC taxes imposed on any such gains. However, U.S. Holders that are eligible for the benefits of the Treaty may be able to elect to treat the gain as PRC-source and therefore claim foreign tax credits in respect of PRC taxes on such disposition gains. U.S. Holders should consult their tax advisers regarding their eligibility for the benefits of the Treaty and the creditability of any PRC tax on disposition gains in their particular circumstances.

Passive Foreign Investment Company Rules. In general, a non-U.S. corporation will be a PFIC for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U. S. corporation that directly or indirectly owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes interest, rents, dividends, royalties and net gains from transactions relating to commodities (other than certain active business income, including gains derived by certain dealers in property).

Based upon the manner in which we currently operate our business, the present composition of our income and assets and the estimated value of our assets, including goodwill, we do not expect to be a PFIC for our current taxable year or in the foreseeable future. However, our PFIC status is a factual determination that is made on an annual basis. Because our PFIC status for any taxable year will depend on the manner in which we operate our business (including the manner and extent to which we hedge our positions with customers) and on the composition of our income and assets and the value of our assets from time to time (the value of which may be determined, in part, by reference to the market price of our ADSs, which is likely to fluctuate significantly) there can be no assurance that we will not be a PFIC for any taxable year.

Generally, if we are a PFIC for any taxable year during which a U.S. Holder owned our ADSs or ordinary shares, gain recognized upon a disposition (including, under certain circumstances, a pledge) of ADSs or ordinary shares by the U.S. Holder will be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares. The amounts allocated to the taxable year of disposition and to years before we became a PFIC will be taxed as ordinary income. The amounts allocated to each other taxable year will be subject to tax at the highest rate in effect for that taxable year for individuals or corporations, as appropriate, and an interest charge will be imposed on the tax allocated to each taxable year. Further, to the extent that any distribution received by a U.S. Holder on its ADSs or ordinary shares exceeds 125% of the average of the annual distributions received (or deemed received) during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, the distribution will be subject to taxation in the manner described above.

Alternatively, if we were a PFIC and our ADSs or ordinary shares were “regularly traded” on a “qualified exchange,” a U.S. Holder could make a mark-to-market election with respect to its ADSs or ordinary shares, which would result in tax treatment different from the general tax treatment for PFICs described above. The ADSs or ordinary shares would be treated as “regularly traded” for any calendar year in which more than a de minimis quantity of the ADSs or ordinary shares were traded on a qualified exchange on at least 15 days during each calendar quarter. The NASDAQ, where our ADSs are expected to be listed, is a qualified exchange for this purpose. If a U.S. Holder makes the mark-to-market election, the U.S. Holder generally will recognize as ordinary income any excess of the fair market value of the ADSs at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, the U.S. Holder’s tax basis in the ADSs will be adjusted to reflect these income or loss amounts. In addition, if a U.S. Holder makes the mark-to-market election, any gain that the U.S. Holder recognizes on the sale or other disposition of ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election), and any distributions paid on the ADSs will be treated as discussed under “—Taxation of Distributions” above. If we were a PFIC and any of our subsidiaries or other entities in which we own equity interests were also a PFIC, or a Lower-tier PFIC, a U.S. Holder would not be able to make a mark-to-market election with respect to such Lower-tier PFIC and may therefore be subject to federal income tax under the general PFIC rules described in the preceding paragraph with respect to certain distributions by, or gains from disposition of ordinary shares of, such Lower-tier PFIC.

We do not intend to provide U.S. Holders with the information necessary to make qualified electing fund elections which, if available, could result in a further alternative tax treatment were we a PFIC.

If we are a PFIC for any taxable year during which a U.S. Holder owns ADSs or ordinary shares, we will generally continue to be treated as a PFIC with respect to the U.S. Holder for all succeeding years during which the U.S. Holder owns ADSs or ordinary shares, even if we cease to meet the threshold requirements for PFIC status. If a U.S. Holder owns ADSs or ordinary shares during any year in which we are a PFIC, the U.S. Holder generally will be required to file annual reports on IRS Form 8621 (or any successor form) with respect to us, generally with the U.S. Holder’s federal income tax return for that year. U.S. Holders should consult their tax advisers regarding the determination of whether we are a PFIC for any taxable year and the potential application of the PFIC rules.

Information Reporting and Backup Withholding. Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries may be subject to information reporting and to backup withholding, unless (i) the U.S. Holder is a corporation or other “exempt recipient” and (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the IRS.

Certain U.S. Holders who are individuals (and certain entities controlled by individuals) may be required to report information relating to their ownership of ADSs or ordinary shares, unless the ADSs or ordinary shares are held in accounts at financial institutions (in which case the accounts may be reportable if maintained by non-U.S. financial institutions). U.S. Holders should consult their tax advisers regarding their reporting obligations with respect to the ADSs or ordinary shares.

F.                  DIVIDENDS AND PAYING AGENTS

Not applicable.

G.                STATEMENTS BY EXPERTS

Not applicable.

H.               DOCUMENTS ON DISPLAY

We have filed with the SEC a registration statement on Form F-1 (Registration No. 333-210584), as amended, including the annual report contained therein, to register the issuance and sale of our ordinary shares represented by ADSs in relation to our initial public offering. We have also filed a registration statement on Form F-6 (Registration No. 333-210823), a registration statement on Form S-8 (Registration No. 333-212926), and a registration statement on Form 8-A (Registration No. 001-37750), including relevant exhibits and schedules under the Securities Act, covering the ordinary shares represented by the ADSs, as well as the ADSs. You should refer to our registration statements and their exhibits and schedules if you would like to find out more about us and about the ADSs and the ordinary shares represented by the ADSs. This annual report summarizes material provisions of contracts and other documents to which we refer you. Since the annual report may not contain all the information that you may find important, you should review a full text of these documents.

We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov or inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of documents, upon payment of a duplicating fee, by writing to the SEC. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

We will furnish to The Bank of New York Mellon, as depositary of our ADSs, copies of our annual report. When the depositary receives these reports, it will upon our request promptly provide them to all holders of record of ADSs. We will also furnish the depositary with all notices of shareholders’ meetings and other reports and communications in English that we make available to our shareholders. The depositary will make these notices, reports and communications available to holders of ADSs and will upon our request mail to all holders of record of ADSs the information contained in any notice of a shareholders’ meeting it receives.

I.                     SUBSIDIARY INFORMATION

Not applicable.

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk represents the risk of loss that may impact our financial position due to adverse change in financial market prices and rates. In the course of our normal operations, we are exposed to market risks, including fluctuations in foreign currency exchange rates and interest rates.

Foreign Exchange Risk

All of our revenues and substantially all of our expenses are denominated in RMB. In our combined and consolidated financial statements, our financial information that uses RMB as the functional currency has been translated into U.S. dollars. Currently our exposure to foreign exchange risk primarily relates to our cash and cash equivalents denominated in U.S. dollars as a result of the proceeds from our initial public offering. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure to such risk. Although in general our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the exchange rate between U.S. dollar and RMB because the value of our business is effectively denominated in RMB, while our ADSs will be traded in U.S. dollars.

The conversion of RMB into foreign currencies, including U.S. dollars, is based on rates set by the PBOC. The PRC government allowed the RMB to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, the exchange rate between the RMB and the U.S. dollar had been stable and traded within a narrow band. Since June 2010, the PRC government has allowed the RMB to appreciate slowly against the U.S. dollar, though there have been periods when the RMB has depreciated against the U.S. dollar. In particular, on August 11, 2015, the PBOC allowed the RMB to depreciate by approximately 2% against the U.S. dollar. It is difficult to predict how long the current situation may last and when and how the relationship between the RMB and the U.S. dollar may change again.

To the extent that we need to convert U.S. dollars into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amounts available to us.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the floating interest rates for our own cash deposited with banks.

We have not been exposed to material risks due to changes in market interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure. However, we cannot provide assurance that we will not be exposed to material risks due to changes in market interest rate in the future. To the extent we decide to do so in the future, we cannot be assured that any future hedging activities will protect us from fluctuations in interest rates.

Price Risk

Price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest rate risk or currency risk), whether those changes are caused by factors specific to the individual financial instrument or factors affecting all similar financial instruments traded in the market.

Our price risk exposure mainly comes from (i) spot commodity contracts we enter into when we serve as counterparty to our customers’ trades, (ii) spot commodity contracts with special members for hedging the price risks identified in (i), (iii) trading of physical commodities (mostly silver) and commodity futures contracts we enter into for hedging the risks related to physical commodity trading. The values of these contracts will fluctuate as a result of changes in market price of commodities, exposing us to price risks. In 2015, we entered into a risk and return transfer arrangement with a fund, pursuant to which, although we still act as counterparty to our customers’ trades, our gains and losses from our principal trading positions on the Tianjin Precious Metals Exchange and the Guangdong Precious Metals Exchange will be transferred to the fund. As long as such arrangement remains in force, we will no longer be exposed to price risks in relation to spot commodity contracts on these two exchanges. We do not hold principal positions and therefore, are not exposed to price risks from our operation on the Shanghai Gold Exchange.

The following table indicates the effect on our profit after tax and retained profits that would happen if at the period end as indicated, it is estimated that an increase or decrease in the relevant commodity prices, as applicable, with all other variables held constant.

As of December 31,
	2014	2015	2016
	Effect on profit after tax and retained profits	Effect on profit after tax and retained profits(1)	Effect on profit after tax and retained profits(1)
(in thousands, except percentages)
Increase / Decrease of 5% in the relevant commodity prices	(32,962) / 32,962	—	—
Increase / Decrease of 10% in the relevant commodity prices	(65,924) / 65,924	—	—

(1)         As of December 31, 2015 and 2016, a decrease (increase) of 5% and 10% in the relevant commodity prices would increase (decrease) our trading gains/losses from spot commodity contracts and increase (decrease) on our profit after tax and retained profits of approximately RMB70.9 million and RMB141.8 million, and RMB94.1 million (US$13.5 million) and RMB188.1 million (US$27.1 million), respectively, which would be offset by the risk and return transfer arrangement with the fund. As of December 31, 2015 and 2016, the net asset value of the fund was RMB245.5 million and RMB122.0 million (US$17.6 million), respectively, and the risk and return transfer arrangement was in full force. Therefore, the effect of relevant commodity price movement on our profit after tax and retained profits was nil as of December 31, 2015 and 2016.

Credit Risk

Credit risk is the risk that counterparties may fail to honor their obligations.

We are exposed to credit risks of the third party fund that has entered into a risk and return transfer arrangement with us. Pursuant to the arrangements which took effect on August 23, 2015 with an initial term of five years, the fund will assume all the gains and losses resulting from our principal positions on the Tianjin Precious Metals Exchange and the Guangdong Precious Metals Exchange. To manage the credit risks of the fund, we require the fund to maintain a net asset value of not less than 100% of the aggregate minimum deposits we need to place with the two exchanges. The fund has placed capital in a bank account under its name and under joint administration of the fund and us, and the fund cannot withdraw or make transfer from the bank account without our approval. For more details of the risk and return transfer arrangement, please see “Item 4. Information on the Company—B. Business Overview—Risk Management—Trading Related Risks.” As of December 31, 2016, the net asset of value of such fund was RMB122.0 million (US$17.6 million).

We are also exposed to the credit risks of banks with respect to our cash deposit, wealth management products and deposits with the exchanges. Substantially all of our cash at banks and wealth management products are deposited in state-owned or state-controlled PRC banks. Our deposits with the exchanges are deposited in depositary banks which are generally national commercial banks designated by commodity exchanges.

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.                 DEBT SECURITIES

Not applicable.

B.                 WARRANTS AND RIGHTS

Not applicable.

C.                 OTHER SECURITIES

Not applicable.

D.                 AMERICAN DEPOSITARY SHARES

Fees and Charges Our ADS Holders May Have to Pay

Persons depositing or withdrawing shares or ADS holders must pay:	For:

$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$.05 (or less) per ADS	Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders

$.05 (or less) per ADS per calendar year	Depositary services

Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them.  The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees.  The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them.  The depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees.  The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

Fees and Other Payments Made by the Depositary to Us

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders.

PART II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number 333-210584) in relation to our initial public offering, which was declared effective by the SEC on April 27, 2016. In April 2016, we completed our initial public offering in which we issued and sold an aggregate of 7,500,000 ADSs, representing 150,000,000 ordinary shares, resulting in net proceeds of approximately US$90.2 million. Jefferies was the sole representative of the underwriters for our initial public offering.

For the period from April 27, 2016, the date that the F-1 Registration Statement was declared effective by the SEC, to December 31, 2016, the net proceeds received from our initial public offering were mainly used as follows:

•                  approximately US$42.2 million for the payment of cash consideration in relation to the acquisition of Gold Master,

•                  approximately US$48.0 million for general corporate purposes.

Item 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management has concluded that, as of December 31, 2016, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report by our independent registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Internal Control over Financial Reporting

In connection with the preparation and external audit of our combined and consolidated financial statements, we and our independent registered public accounting firm identified one material weakness and other control deficiencies in our internal control over financial reporting as of December 31, 2015 and 2016. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control under the Sarbanes-Oxley Act for purposes of identifying and reporting any weakness or significant deficiency in our internal control over financial reporting, as they will be required to do once we become a public company and our independent registered public accounting firm will be required to do once we cease to be an emerging growth company. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional control deficiencies may have been identified.

One material weakness identified relates to our lack of sufficient accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements and failure to establish and clearly communicate acceptable policies regarding U.S. GAAP financial reporting, which contributed to inadequate controls in the application of accounting policies in the United States.

To address the material weakness and control deficiencies identified and to improve our internal control over financial reporting and disclosure controls, we have taken initiatives to implement and plan to implement further measures. We are in the process of hiring additional competent accounting staff with appropriate knowledge and experience of U.S. GAAP and SEC reporting requirements, and engage external advisors such as our independent registered public accounting firm to provide trainings on U.S. GAAP and SEC regulations for our accounting personnel. We will also develop and implement a full set of U.S. GAAP accounting policies and financial reporting procedures as well as related internal control policies, including implementing a comprehensive accounting manual to guide day-to-day accounting operations and reporting work. We expect to complete these measures as soon as practicable. We expect that we will incur significant costs in the implementation of such measures. However, the implementation of these measures may not fully address the deficiencies in our internal control over financial reporting. We are not able to estimate with reasonable certainty the costs that we will need to incur to implement these and other measures designed to improve our internal control over financial reporting.

As a company with less than US$1.0 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. However, we have elected to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

Changes in Internal Control over Financial Reporting

Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Feng Li, an independent director (under the standards set forth under Rule 10A-3 under the Exchange Act and Rule 5605(a)(2) of the NASDAQ Listing Rules) and the chairman of our audit committee, qualifies as an audit committee financial expert as such term is defined in Item 16A(b) of Form 20-F.

Item 16B. CODE OF ETHICS

Our board of directors has adopted a code of business conduct and ethics that applies to our directors, officers and employees in April 2016. We have made our code of business conduct and ethics publicly available on our website at ir.yintech.net.

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by KPMG Huazhen LLP, our principal external auditors, for the period indicated.

	For the year ended December 31,
	2015	2016
	US$	US$
	(in thousands)
Audit fees(1)	1,041	591

(1)         “Audit fees” represents the aggregate fees billed for each of the fiscal years listed for professional services rendered by our principal accounting firm for the audit of our annual combined and consolidated financial statements, and/or services that are normally provided by the auditors in connection with statutory and regulatory filings or engagement.

All auditing and non-auditing services provided by our independent auditors must be pre-approved by our audit committee. Before the establishment of our audit committee upon the completion of our initial public offering in April 2016, our board of directors approved all services as described above.

Item 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

Item 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

Item 16G. CORPORATE GOVERNANCE

We are incorporated in the Cayman Islands and qualify as a “foreign private issuer” under the Securities Act, which, pursuant to the NASDAQ Listing Rules, allows us to follow home country practice in lieu of the NASDAQ corporate governance requirements subject to certain exceptions and requirements and except to the extent that such exemptions would be contrary to U.S. federal securities laws and regulations. The significant differences between our corporate governance practices and those followed by U.S. companies under the NASDAQ Listing Rules are summarized as follows:

•                  We follow home country practice that permits us not to have a board with a majority of independent directors in lieu of complying with Rule 5605(b)(1). Our board is currently composed of six members, only three of whom are independent directors.

•                  We follow home country practice that permits our board of directors not to have a compensation committee composed solely of independent directors in lieu of complying with Rule 5605(d)(2). Our compensation committee is currently composed of two members, only one of whom is independent director.

•                  We follow home country practice that permits our board of directors not to have a nomination committee composed solely of independent directors in lieu of complying with Rule 5605(e)(1). Our nominating and corporate governance committee is currently composed of three members, only one of whom is independent director.

•                  We follow home country practice that permits us not to hold an annual meeting of shareholders no later than one year after the end of our fiscal year-end.

•                  We follow home country practice that permits our independent directors not to hold regularly scheduled meetings at which only independent directors are present in lieu of complying with Rule 5605(b)(2).

We are not required to and will not voluntarily meet the above requirements. As a result of our use of the “foreign private issuer” exemptions, you will not have the same protection afforded to shareholders of companies that are subject to all of NASDAQ’s corporate governance requirements.

Item 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

Item 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

Item 18. FINANCIAL STATEMENTS

Our combined and consolidated financial statements are included at the end of this annual report.

Item 19. EXHIBITS

Exhibit Number	Description of Document

1.1

Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1, as amended (File No. 333-210584), initially filed with the Securities and Exchange Commission on April 4, 2016)

2.1

Form of the Registrant’s American Depositary Receipt (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1, as amended (File No. 333-210584), initially filed with the Securities and Exchange Commission on April 19, 2016)

2.2

Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1, as amended (File No. 333-210584), initially filed with the Securities and Exchange Commission on April 19, 2016)

2.3

Form of Deposit Agreement among the Registrant, the Depositary and Holders of the American Depositary Receipts (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form F-1, as amended (File No. 333-210584), initially filed with the Securities and Exchange Commission on April 19, 2016)

4.1

Second Amended and Restated 2013 Share Option Scheme (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1, as amended (File No. 333- 210584), initially filed with the Securities and Exchange Commission on April 19, 2016)

4.2

Third Amended and Restated 2014 Share Option Scheme (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1, as amended (File No. 333-210584), initially filed with the Securities and Exchange Commission on April 19, 2016)

4.3

Third Amended and Restated Pre-IPO RSU Scheme (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1, as amended (File No. 333-210584), initially filed with the Securities and Exchange Commission on April 19, 2016)

4.4

Form of Indemnification Agreement entered into between the Registrant and its directors and officers (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1, as amended (File No. 333-210584), initially filed with the Securities and Exchange Commission on April 19, 2016)

4.5

Employment Agreement between the Registrant and Executive Officers of the Registrant (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1, as amended (File No. 333-210584), initially filed with the Securities and Exchange Commission on April 19, 2016)

Exhibit Number	Description of Document

4.6

English Translation of Membership Agreement between the Tianjin Precious Metals Exchange and Tianjin Rong Jin Hui Yin Precious Metal Management Co., Ltd. (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1, as amended (File No. 333-210584), initially filed with the Securities and Exchange Commission on April 4, 2016)

4.7

English Translation of Membership Agreement between the Guangdong Precious Metals Exchange and Guangdong Jin Xiang Yin Rui Precious Metal Management Co., Ltd. (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1, as amended (File No. 333-210584), initially filed with the Securities and Exchange Commission on April 4, 2016)

4.8

English Translation of Risk Disclosure and Trading Agreement between the Guangdong Precious Metals Exchange and Guangdong Jin Xiang Yin Rui Precious Metal Management Co., Ltd. (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1, as amended (File No. 333-210584), initially filed with the Securities and Exchange Commission on April 4, 2016)

4.9

English Translation of Risk and Return Transfer Agreement with Pan Hou Wei Ran — PHC Commodity Equity Interest Swap Fund No. 1 (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1, as amended (File No. 333-210584), initially filed with the Securities and Exchange Commission on April 4, 2016)

4.10

English Translation of Supplemental Risk and Return Transfer Agreements with Pan Hou Wei Ran — PHC Commodity Equity Interest Swap Fund No. 1 (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1, as amended (File No. 333-210584), initially filed with the Securities and Exchange Commission on April 4, 2016)

4.11

English Translation of Risk and Return Transfer Execution Guarantee Agreement with Pan Hou Wei Ran — PHC Commodity Equity Interest Swap Fund No. 1 (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1, as amended (File No. 333-210584), initially filed with the Securities and Exchange Commission on April 4, 2016)

4.12

Subscription Agreement dated March 24, 2016 by and between the Registrant and MeMeStar Limited (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1, as amended (File No. 333-210584), initially filed with the Securities and Exchange Commission on April 4, 2016)

8.1*	List of Significant Subsidiaries of the Registrant

11.1

Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1, as amended (File No. 333-210584), initially filed with the Securities and Exchange Commission on April 4, 2016)

12.1*	Certification by Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit Number	Description of Document

13.1**	Certification by Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of King & Wood Mallesons

15.2*	Consent of KPMG Huazhen LLP

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Labels Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*                 Filed with this annual report on Form 20-F

**          Furnished with this annual report on Form 20-F

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Yintech Investment Holdings Limited

/s/ Wenbin Chen
Name:	Wenbin Chen
Title:	Chairman and Chief Executive Officer

Date: April 24, 2017

COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS OF

YINTECH INVESTMENT HOLDINGS LIMITED

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Yintech Investment Holdings Limited (the ‘‘Company’’):

We have audited the accompanying consolidated balance sheets of Yintech Investment Holdings Limited and subsidiaries as of December 31, 2015 and 2016, and the related combined and consolidated statements of comprehensive income, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2016. These combined and consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these combined and consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined and consolidated financial statements referred to above present fairly, in all material respects, the financial position of Yintech Investment Holdings Limited and subsidiaries as of December 31, 2015 and 2016, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2016, in conformity with U.S. generally accepted accounting principles.

KPMG Huazhen LLP

/s/ KPMG Huazhen LLP

Shanghai, China

April 24, 2017

YINTECH INVESTMENT HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands)

		December 31,
	Note	2015	2016	2016
		RMB	RMB	(Note2)USD
				Unaudited
Assets

Cash	5	362,461	1,541,241	221,985
Derivative assets	6	445	45,569	6,563
Available-for-sale investments	7	75,670	218,940	31,534
Deposits with clearing organizations	8	239,904	265,807	38,284
Equipment and leasehold improvements	9	18,315	37,594	5,415
Deferred tax assets	23	3,782	59,551	8,577
Goodwill	10	—	1,069,603	154,055
Commission receivable		—	109,497	15,771
Intangible assets	11	—	417,257	60,098
Other assets	12	79,180	154,822	22,298
Total assets		779,757	3,919,881	564,580

Liabilities and Shareholders’ Equity

Derivative liabilities	6	14,336	—	—
Amount due to related parties	26	118,880	—	—
Income tax payable		23,385	145,049	20,891
Deferred tax liability	23	—	108,694	15,655
Accounts payable		3,645	15,274	2,200
Accrued employee benefits		76,503	231,376	33,325
Dividend payable		126,876	—	—
Other liabilities	13	52,535	103,507	14,909
Total liabilities		416,160	603,900	86,980

Ordinary shares (US$0.00001 par value; 3,000,000,000 shares authorized, 1,000,000,000 and 1,377,708,575 shares issued as of December 31, 2015 and 2016, respectively.)	14	65	90	13
Additional paid-in capital	14	257,098	2,236,778	322,163
Retained earnings	16	105,193	1,035,861	149,195
Accumulated other comprehensive income	17	1,241	43,937	6,328
Equity attributable to non-controlling interests		—	(685)	(99)
Total shareholders’ equity		363,597	3,315,981	477,600

Commitments and contingencies	18

Total liabilities and shareholders’ equity		779,757	3,919,881	564,580

The accompanying notes are an integral part of the combined and consolidated financial statements.

YINTECH INVESTMENT HOLDINGS LIMITED

COMBINED AND CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands, except share and per share data)

		Year ended December 31,
	Note	2014	2015	2016	2016
		RMB	RMB	RMB	(Note2) USD
		Combined	Combined and	Consolidated	Consolidated
			Consolidated
					Unaudited
Revenues
Commissions and fees, net	19	860,819	990,698	2,547,043	366,850
Trading gains, net	20	268,850	166,428	12,563	1,809
Interest and investment income		445	4,443	4,365	629
Other revenues	21	27,693	84,305	155,570	22,407
		1,157,807	1,245,874	2,719,541	391,695
Expenses
Employee compensation and benefits		(214,431)	(388,168)	(839,024)	(120,845)
Advertising and promotion	22	(285,732)	(221,859)	(554,291)	(79,835)
Information technology and communications		(21,238)	(32,803)	(40,905)	(5,892)
Occupancy and equipment rental		(39,487)	(41,950)	(76,594)	(11,032)
Taxes and surcharges		(18,884)	(21,711)	(30,748)	(4,429)
Intangible assets amortization		—	—	(19,081)	(2,748)
Other expenses		(58,688)	(54,164)	(107,766)	(15,520)
		(638,460)	(760,655)	(1,668,409)	(240,301)
Income before income taxes		519,347	485,219	1,051,132	151,394
Income taxes	23	(37,390)	(82,204)	(125,430)	(18,066)
Net income		481,957	403,015	925,702	133,328
Less: Net loss attributable to noncontrolling interests		—	—	(4,966)	(715)
Net income attributable to Yintech		481,957	403,015	930,668	134,043
Earnings per share	24
Basic		0.48	0.40	0.79	0.11
Diluted		0.48	0.38	0.75	0.11
Other comprehensive income
Unrealized gains on available-for-sale investments, net of nil income taxes		—	—	—	—
Foreign currency translation adjustment		—	1,241	42,696	6,150
Comprehensive income		481,957	404,256	968,398	139,478
Comprehensive income attributable to noncontrolling interests		—	—	(4,966)	(715)
Comprehensive income attributable to Yintech		481,957	404,256	973,364	140,193

The accompanying notes are an integral part of the combined and consolidated financial statements.

YINTECH INVESTMENT HOLDINGS LIMITED

COMBINED AND CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Amounts in thousands)

						Accumulated	Equity
				Additional		other	attributable to
		Ordinary	Paid-in	paid-in	Retained	comprehensive	non-controlling
	Note	Shares	capital	capital	earnings	income	interests	Total
		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2013 Combined		—	109,000	424	98,669	—	—	208,093
Net income		—	—	—	481,957	—	—	481,957
Capital contribution		—	16,000	—	—	—	—	16,000
Dividend distribution	15	—	—	—	(100,000)	—	—	(100,000)
Share-based compensation		—	—	6,954	—	—	—	6,954
Others		—	—	182	—	—	—	182
Balance as of December 31, 2014 Combined		—	125,000	7,560	480,626	—	—	613,186
Net income prior to Reorganization		—	—	—	297,822	—	—	297,822
Share-based compensation prior to Reorganization	25	—	—	28,214	—	—	—	28,214
Others prior to Reorganization		—	—	(86)	—	—	—	(86)
Dividend distribution prior to Reorganization	15	—	—	—	(831,876)	—	—	(831,876)
Issuance of ordinary shares	14	65	—	—	—	—	—	65
Balance as of Reorganization date		65	125,000	35,688	(53,428)	—	—	107,325
Reorganization		—	(125,000)	(35,688)	53,428	—	—	(107,260)
Capital contribution		—	—	254,298	—	—	—	254,298
Net income following Reorganization		—	—	—	105,193	—	—	105,193
Share-based compensation following Reorganization	25	—	—	2,769	—	—	—	2,769
Other comprehensive income following Reorganization		—	—	—	—	1,241	—	1,241
Others following Reorganization		—	—	31	—	—	—	31
Balance as of December 31, 2015 Consolidated		65	—	257,098	105,193	1,241	—	363,597

YINTECH INVESTMENT HOLDINGS LIMITED

COMBINED AND CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (CONTINUED)

(Amounts in thousands)

						Accumulated	Equity
				Additional		other	attributable to
		Ordinary	Paid-in	paid-in	Retained	comprehensive	non-controlling
	Note	Shares	capital	capital	earnings	income	interests	Total
		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2015 Consolidated		65	—	257,098	105,193	1,241	—	363,597
Net income		—	—	—	930,668	—	(4,966)	925,702
Shares issued in connection with:
-Initial Public Offering (“IPO”) and private issuance to MeMeStar	14	11	—	660,155	—	—	—	660,166
-Exercise of stock option	14	1	—	10,754	—	—	—	10,755
-Acquisition of subsidiaries	14	13	—	1,146,239	—	—	—	1,146,252
Share-based compensation	25	—	—	163,813	—	—	—	163,813
Other comprehensive income		—	—	—	—	42,696	—	42,696
Business Combination	4	—	—	—	—	—	3,000	3,000
Acquisition of subsidiaries’ shares from noncontrolling shareholders		—	—	(1,281)	—	—	1,281	—
Balance as of December 31, 2016 Consolidated (RMB)		90	—	2,236,778	1,035,861	43,937	(685)	3,315,981
Balance as of December 31, 2016 Consolidated (USD) Unaudited (Note 2)		13	—	322,163	149,195	6,328	(99)	477,600

The accompanying notes are an integral part of the combined and consolidated financial statements.

YINTECH INVESTMENT HOLDINGS LIMITED

COMBINED AND CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	Year ended December 31,
	2014	2015	2016	2016
	RMB	RMB	RMB	(Note2) USD
	Combined	Combined and	Consolidated	Consolidated
		Consolidated		Unaudited

Cash flows from operating activities:
Net income	481,957	403,015	925,702	133,328
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	10,179	11,880	32,370	4,662
Loss/(gain) on sale of equipment	1	(147)	(206)	(30)
Fair value change of derivatives	10	13,891	(59,460)	(8,564)
Realized gain on sale of available-for-sale investments	(2,865)	(8,190)	(10,695)	(1,541)
Deferred taxes	294	(1,988)	(50,347)	(7,251)
Share-based compensation	6,954	30,983	163,813	23,594
Imputed interest	182	(55)	—	—
Gain from disposal of subsidiaries	—	—	(677)	(98)

Changes in operating assets and liabilities, net of acquisition:
(Increase)/decrease in deposits with clearing organizations	(109,699)	17,314	(25,903)	(3,731)
Increase in other assets arising from operating activities	(24,788)	(21,228)	(8,411)	(1,211)
Decrease in amount due from related parties	1,181	1,800	—	—
Decrease in accounts payable	(7,429)	(19,511)	(1,562)	(225)
Increase in accrued employee benefits	28,489	27,973	85,451	12,308
Increase/(decrease) in other liabilities arising from operating activities	33,924	(21,726)	(140,903)	(20,294)
Decrease in amount due to related parties	(7,683)	—	—	—
Increase/(decrease) in income taxes payable	20,801	(3,197)	121,664	17,523
Net cash provided by operating activities	431,508	430,814	1,030,836	148,470

Cash flows from investing activities:

Proceeds from sale of equipment	210	2,183	1,469	212
Cash paid for purchase of equipment and leasehold improvements	(13,281)	(8,579)	(25,488)	(3,671)
Cash paid for purchase of available-for-sale investments	(2,218,000)	(4,862,180)	(8,625,200)	(1,242,287)
Cash received from sale of available-for-sale investments	1,896,865	5,148,700	8,501,625	1,224,489
Cash received from repayment of loans to third parties	13,000	—	—	—
Issuance of loans to related parties	(28,000)	(40,000)	—	—
Cash received from repayment of loans to related parties	21,535	47,000	—	—
Payment for reorganization	—	(107,260)	—	—
Payment for acquisition of subsidiaries, net of cash acquired	—	—	(119,413)	(17,199)
Cash received from disposal of subsidiaries	—	—	541	78
Net cash provided by/(used in) investing activities	(327,671)	179,864	(266,466)	(38,378)

The accompanying notes are an integral part of the combined and consolidated financial statements.

YINTECH INVESTMENT HOLDINGS LIMITED

COMBINED AND CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(Amounts in thousands)

	Year ended December 31,
	2014	2015	2016	2016
	RMB	RMB	RMB	(Note2) USD
	Combined	Combined	Combined and	Combined and
			Consolidated	Consolidated
				Unaudited

Cash flows from financing activities:
Cash acquired from acquisition	—	6	—	—
Proceeds from capital contribution	16,000	254,298	—	—
Proceeds from issuance of ordinary shares	—	65	660,166	95,084
Proceeds from borrowings from related parties	—	118,880	—	—
Repayment of borrowings from related parties	(32,100)	—	(118,880)	(17,122)
Repayment of borrowings from third parties	(13,398)	—	—	—
Dividends paid	(100,000)	(705,000)	(126,876)	(18,274)
Net cash (used in)/provided by financing activities	(129,498)	(331,751)	414,410	59,688

Net increase/(decrease) in cash	(25,661)	278,927	1,178,780	169,780
Cash — beginning of year	109,195	83,534	362,461	52,205
Cash — end of year	83,534	362,461	1,541,241	221,985

Supplemental disclosure of cash flow information
Cash paid for income taxes	16,295	87,949	54,113	7,794
Cash paid for interest	—	—	—	—

The accompanying notes are an integral part of the combined and consolidated financial statements.

YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands)

1.                            DESCRIPTION OF BUSINESS, ORGANIZATION, AND BASIS OF PRESENTATION

Yintech Investment Holdings Limited (“Yintech”, or the “Company”) was incorporated under the laws of the Cayman Islands on November 4, 2015.

Yintech and its subsidiaries (hereinafter the “Group”) primarily provide trading and investment services for online spot commodity trading through three exchanges, namely Shanghai Gold Exchange (“Shanghai Exchange”), Tianjin Precious Metals Exchange (“Tianjin Exchange”) and Guangdong Precious Metals Exchange (“Guangdong Exchange”) (collectively, the “Exchanges”) in the PRC. Among the three exchanges the Group operates on, Shanghai Exchange is established by the People’s Bank of China (“PBOC”), with the approval of the State Council of the PRC, and is the only national-level exchange for spot commodity trading in China. Tianjin and Guangdong Exchanges are provincial-level exchanges supervised by the Finance Office of Tianjin Municipal Government and the Department of Commerce of Guangdong Province, respectively.

Five subsidiaries of the Group are comprehensive members of either Tianjin Exchange or Guangdong Exchange. As a comprehensive member of the Tianjin and Guangdong Exchanges, the Group earns commissions and fees on customers’ trades and serves as the counterparty to customers’ trades. Therefore, the Group is exposed to market risk related to fluctuations of the prices of the underlying commodities that primarily consist of silver, palladium, platinum, copper, aluminum and nickel.  In June 2016, Tianjin Exchange launched a new trading rule and a new trading system (the “New Mechanism”), under which the Group only takes the broker role in customer deals and does not take positions any more. As a result, the Group started to only earn trading commissions in Tianjin Exchange. The new trading mechanism and the old version were in parallel run until the New Mechanism fully replaced the old mechanism by the end of 2016. The Group does not hold cash, securities, or property from customers that would be used to margin, guarantee, or secure any trades or contracts that result from customers’ order. On the Shanghai Exchange, the Group serves as an agent and do not hold principal positions. To a lesser extent, the Group also trades in physical commodity of raw silver.

As of December 31, 2016, Yintech has subsidiaries in countries and jurisdictions including the People’s Republic of China (“PRC”), Hong Kong, United States of America (“USA”) and British Virgin Islands (“BVI”). Details of the subsidiaries of the Company are set out below:

Name of subsidiary	Date of incorporation/ acquisition	Paid up capital	% of equity interest held by the Company	Place of incorporation

Yintech Gold Co., Ltd.	Incorporated on June 16, 2016	USD1 dollar	100%	BVI

Gold Master (HK) Co., Ltd.(“Gold Master HK”)	Acquired on August 31, 2016	USD 3 million	100%	Hong Kong

Shanghai Ming Qin Information Technology Co., Ltd. (‘‘Ming Qin’’)	Acquired on August 31, 2016	USD 3 million	100%	PRC

Shanghai Gold Master Network Financial Information Service Co., Ltd. (‘‘Gold Master’’)	Acquired on August 31, 2016	RMB 84 million	100%	PRC

YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands)

1.                            DESCRIPTION OF BUSINESS, ORGANIZATION, AND BASIS OF PRESENTATION (CONTINUED)

Name of subsidiary	Date of incorporation/ acquisition	Paid up capital	% of equity interest held by the Company	Place of incorporation

Shanghai Gold Master Network Technology Co., Ltd. (‘‘Gold Master Network’’)	Acquired on August 31, 2016	RMB 10 million	100%	PRC

Shanghai Xi Ben Sofware Technology Co., Ltd. (‘‘Xi Ben’’)	Incorporated on September 12, 2016	—	100%	PRC

Yintech Ventures Co., Ltd.	Incorporated on June 1, 2016	USD1 dollar	100%	BVI

Yintech Ventures (HK) Co., Ltd.	Incorporated on June 21, 2016	HKD1 dollar	100%	Hong Kong

Yintech Innovation Co., Ltd.	Incorporated on November 23, 2016	USD1 dollar	100%	BVI

Yintech Innovation Labs, LLC	Incorporated on December 20, 2016	—	100%	USA

Yintech Frontier Co., Ltd.	Incorporated on November 5, 2015	USD1 dollar	100%	BVI

Yintech Frontier (HK) Co., Ltd.	Incorporated on 19 November, 2015	HKD1 dollar	100%	Hong Kong

Shanghai Li Xian Information Technology Co., Ltd. (‘‘Li Xian’’)	Incorporated on July 26, 2016	—	100%	PRC

Guangdong Jin Xiang Yin Rui Precious Metals Management Co., Ltd. (‘‘Jin Xiang Yin Rui’’) *	Incorporated on October 24, 2012	RMB 20 million	100%	PRC

Jiangxi Da Xiang Shun Yi Metal Co., Ltd. (‘‘Da Xiang Shun Yi’’)	Incorporated on June 24, 2016	RMB 10 million	100%	PRC

Shanghai Yi Shi Information Technology Co., Ltd. (‘‘Yi Shi’’)	Incorporated on March 30, 2016	RMB 1.8 million	100%	PRC

YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands)

1.                            DESCRIPTION OF BUSINESS, ORGANIZATION, AND BASIS OF PRESENTATION (CONTINUED)

Name of subsidiary	Date of incorporation/ acquisition	Paid up capital	% of equity interest held by the Company	Place of incorporation

Yin Ru Yi (Tianjin) Precious Metals Management Co., Ltd. (‘‘Yin Ru Yi’’)	Acquired on October 21, 2016	RMB 50 million	100%	PRC

Yintech Elements Co., Ltd.	Incorporated on 9 November, 2015	USD1 dollar	100%	BVI

Yintech Elements (HK) Co., Ltd.	Incorporated on 19 November, 2015	HKD1 dollar	100%	Hong Kong

Shanghai Xie Luo Information Technology Co., Ltd. (‘‘Xie Luo’’)	Incorporated on July 26, 2016	—	100%	PRC

Yintech Financial Holdings Co., Ltd.	Incorporated on December 12, 2016	USD 1 dollar	100%	BVI

Yintech Enterprise Co., Ltd. (formerly known as Win Yin Gold Investment Co., Ltd. (BVI))*	Incorporated on September 29, 2014	USD 1 dollar	100%	BVI

Yintech Enterprise (HK) Investment Co., Ltd. (formerly known as Win Yin (HK) Gold Investment Co., Ltd.)*	Incorporated on October 31, 2014	HKD1 dollar	100%	Hong Kong

Shanghai Yin Tian Xia Investment Management (Group) Co., Ltd. (“Yin Tian Xia Investment”, formerly known as Shanghai Qian Zhong Su Investment Management Co., Ltd.)	Incorporated on April 14, 2015	USD 30 million	100%	PRC

Guangdong Sheng Ding Precious Metal Management Co., Ltd. (“Sheng Ding”)	Acquired on November 16, 2015	RMB 10 million	100%	PRC

Shanghai Da Xiang Ping Tai Financial Information Service Co., Ltd. (“Da Xiang Ping Tai”)	Acquired on March 1, 2016	RMB 7 million	70%	PRC

Shanghai Jin Dou Information Technology Co., Ltd. (“Jin Dou”)	Incorporated on November 12, 2015	RMB 10 million	100%	PRC

YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands)

1.                            DESCRIPTION OF BUSINESS, ORGANIZATION, AND BASIS OF PRESENTATION (CONTINUED)

Name of subsidiary	Date of incorporation/ acquisition	Paid up capital	% of equity interest held by the Company	Place of incorporation

Shanghai Jin Yi Information Technology Co., Ltd., (“Jin Yi”)	Incorporated on December 4, 2015	RMB 0.05 million	100%	PRC

Shanghai Yin He You Co., Ltd. (“Yin He You”)	Acquired on June 1, 2016	RMB 5 million	100%	PRC

Shanghai Yin Tian Xia Financial and Information Service Co., Ltd. (‘‘Yin Tian Xia Information’’)*	Incorporated on May 15, 2014	RMB 5 million	100%	PRC

Shanghai Yin Tian Xia Precious Metal Products Co., Ltd. (‘‘Yin Tian Xia Products’’)*	Incorporated on July 29, 2013	RMB 20 million	100%	PRC

Shanghai Yin Tian Xia Technology Co., Ltd. (‘‘Yin Tian Xia Technology’’)*	Incorporated on June 27, 2011	RMB 5 million	100%	PRC

Shanghai Zu Ding Culture Communication Co., Ltd. (“Zu Ding”)	Incorporated on April 14, 2015	—	100%	PRC

Tianjin Rong Jin Hui Yin Precious Metals Management Co., Ltd. (“Rong Jin Hui Yin”)*	Incorporated on May 18, 2011	RMB 100 million	100%	PRC

Note (*): These entities were acquired by Yintech through a group reorganization (the ‘‘Reorganization’’) as described below.

Reorganization

The Reorganization was completed on November 18, 2015. The Reorganization involved the incorporation of Yintech and the transfer of Rong Jin Hui Yin, Jin Xiang Yin Rui, Yin Tian Xia Technology, and Yintech Enterprise Co., Ltd., and their subsidiaries Yin Tian Xia Products, Yin Tian Xia Information, Yintech Enterprise (HK) Co., Ltd., Qian Zhong Su, and Ke Chang (collectively, the “Transferred Entities”) from Win Yin Financial and Information Service Company Limited (“Win Yin”) to Yintech. Prior to the Reorganization, the Transferred Entities’ equity interests were 100% owned by Win Yin.  Chen Wenbin, Yan Ming, and Chen Ningfeng (collectively the “Founding Shareholders”), each owned 40%, 30%, and 30% equity interest in Win Yin.

YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands)

1.                            DESCRIPTION OF BUSINESS, ORGANIZATION, AND BASIS OF PRESENTATION (CONTINUED)

Reorganization (continued)

Establishment of Yintech. Yintech was established in the Cayman Islands on November 4, 2015 as an exempted company with limited liability under Companies Law (2011 Revision) (as combined and revised) of the Cayman Islands. Yintech is 100% ultimately owned by the Founding Shareholders, each owned 40%, 30%, and 30% equity interest in Yintech.

Transfer of Transferred Entities to the Group. In November 2015, Yintech acquired Yintech Enterprise Co.,Ltd. and its subsidiaries from Win Yin at book value of USD1 (RMB 6).  As a result, Yintech became the holding company of Yintech Enterprise Co.,Ltd., Yintech Enterprise (HK) Co.,Ltd, and Qian Zhong Su. Also in November 2015, Qian Zhong Su acquired Rong Jin Hui Yin, Jin Xiang Yin Rui and Yin Tian Xia Technology, and their subsidiaries from Shanghai Long Jin Co., Ltd. (“Long Jin”), a wholly owned subsidiary of Win Yin, at book value of RMB 107.26 million, which was settled in December 2015. The consideration was financed by a shareholder loan which was subsequently repaid in February 2016. These acquisitions, as part of the Reorganization, were completed on November 18, 2015.

Basis of Presentation for the Reorganization. The Founding Shareholders’ respective equity interest in Yintech is identical to the Founding Shareholders’ respective equity interest in each of the Transferred Entities. Accordingly, the accompanying combined and consolidated financial statements prior to the Reorganization are the combination of the financial statements of the Transferred Entities, which are recorded at carryover basis, and have been prepared in a manner similar to a pooling of interests, as the Transferred Entities have identical ultimate ownership both prior to and following the Reorganization.

Basis of preparation

The combined and consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

Principles of combination and consolidation

Prior to the Reorganization, the combined financial statements include the financial statements of the Transferred Entities since the date of incorporation, and were prepared on a combined basis. Following the Reorganization, the consolidated financial statements include the accounts of Yintech and its subsidiaries. All significant intercompany balances and transactions have been eliminated upon combination and consolidation. The Group has no involvement with variable interest entities.

Currency translation for financial statements presentation

Translations of amounts from RMB into USD for the convenience of the reader have been calculated at the exchange rate of RMB 6.9430 per USD1.00 on December 30, 2016, the last business day for the year ended 31 December, 2016, as published on the website of the United States Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at such rate.  The USD convenience translation is not required under U.S. GAAP and all USD convenience translation amounts in the accompanying combined and consolidated financial statements are unaudited.

YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands)

2.                            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Foreign Currency

The accompanying combined and consolidated financial statements are reported in Renminbi (“RMB”).

Yintech’s functional currency is USD, and the reporting currency is RMB. Yintech’s subsidiaries determine their functional currencies based on the criteria of FASB ASC 830, Foreign Currency Matters. The combined and consolidated financial statements are translated into RMB using the exchange rate at the balance sheet date for assets and liabilities, and the average exchange rate in the period for revenues, expenses, gains and losses. Any translation gains or losses are recorded in other comprehensive income / (loss).

Transactions denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing on the transaction dates. Assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the balance sheet date. Exchange gains and losses are included in earnings as a component of other revenues.

Use of estimates

The preparation of combined and consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the combined and consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Group evaluates its estimates and judgments including those related to: the fair value of stock based compensation; the fair value of derivatives; the useful lives and recoverability of equipment and leasehold improvements and intangible assets; goodwill, the purchase price allocation and fair value of noncontrolling interests with respect to business combinations; the fair value of investments; the carrying value of receivables from customers; the determination of the allowance for doubtful accounts; the liabilities for unrecognized tax benefits; indefinitely reinvested earnings; and the valuation allowance for deferred income tax assets.

Derivative financial instruments

The Group recognizes all derivative instruments as either assets or liabilities in the balance sheet at their respective fair values.

In the normal course of business and as a comprehensive member of the Tianjin and Guangdong Exchanges, the Group enters into transactions in derivative financial instruments with customers.  As a comprehensive member of the Tianjin and Guangdong Exchanges, the Group is required to serve as the counterparty of the customer trading of precious metals through exchange-traded spot commodity contracts.  The Tianjin and Guangdong Exchanges quote trading prices of the spot commodity contracts with reference to the prices from relevant international and domestic spot commodities markets. The Group does not apply hedge accounting, as all derivative financial instruments are held for trading purposes and therefore recorded at fair value with changes reflected in earnings. Contracts with customers are traded either as long or short positions and the notional amount and fair values of the contracts in a loss position are not offset against notional amount and the fair value of contracts in a gain position. Gains and losses (realized and unrealized) on all derivative financial instruments are shown as a component of trading gains / (losses), net.

YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands)

2.                            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Derivative financial instruments (continued)

In accordance with the Tianjin and Guangdong Exchanges’ requirements, the Group’s customers must meet, at a minimum, the deposit requirements established by the Tianjin and Guangdong Exchanges at which the spot commodity contracts are traded.  Therefore, exchange traded spot commodity contracts generally do not give rise to significant counterparty exposure due to the cash settlement procedures for daily market movements (“variation margin”) and the deposit requirements of the Tianjin and Guangdong Exchanges. The variation margin payments represent the daily settlement of the outstanding exposure of the derivative contract. Likewise, as the counterparty to customer trades, the Group is also required to place deposits with custodian banks of the Tianjin and Guangdong Exchanges to meet the minimum deposit requirements.  Such amount placed at banks to meet the minimum deposit requirements is included in deposits with clearing organizations and restricted from withdrawal.

In 2014, 2015 and 2016, the Group traded commodity futures contracts on the Shanghai Futures Exchange to manage its exposure on spot commodity contracts and physical trading of raw silver. Commodity futures contracts are recorded at fair value with changes reflected in earnings. Gains and losses from these contracts are recorded in trading gains / (losses), net.  At the end of December 31, 2015 and 2016, the Group has no commodity futures contracts outstanding.

In 2015, the Group entered into risk and return transfer agreements with a third party fund. Gains and losses from the risk and return transfer agreements are recorded in trading gains / (losses), net.

In 2016, under the New Mechanism of Tianjin Exchange, the Group only takes the broker role in customer deals and does not take positions any more. As a result, the Group started to only earn trading commissions in Tianjin Exchange. By December 31, 2016, the New Mechanism has fully replaced the old mechanism and no trading gains / (losses) from Tianjin Exchange will be recorded from then on.

Available-for-sale investments

The Group classifies wealth management products issued by banks and money market funds issued by fund management companies as available-for-sale (“AFS”) investments. AFS investments are recorded at fair value. Unrealized holding gains and losses, net of the related tax effect, on AFS investments are excluded from earnings and are reported as a separate component of accumulated other comprehensive income until realized. Realized gains and losses from the sale of AFS investments are determined on a specific-identification basis and are recorded as trading gains / (losses). Interest and investment income are recognized when earned.

Revenue recognition

Revenue is recognized when all of the following conditions are met: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price is fixed or determinable and collectability is reasonably assured. These criteria as they relate to each of the following major revenue generating activities are described below.

YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands)

2.                            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue recognition (continued)

(i)                 Commissions and fees

Commissions and fees are recorded on a trade-date basis. The Group earns trading commissions, spread fees and overnight fees from its operation on Tianjin and Guangdong Exchanges, which are settled on a daily basis. The Group earns trading commissions from its operation on Shanghai Exchange, which are settled on a monthly basis. Cash rebates on trading commissions and overnight fees offered by the Group to its customers are recorded as a reduction of revenue.

(ii)              Trading gains / (losses)

Trading gains / (losses) consist of realized and unrealized gains and losses from exchange-traded spot commodity contracts, commodity futures contracts and risk and return transfer agreements, the realized gains from trading of physical commodities, and realized gains and losses from the sale of AFS investments, all presented on a net basis.  Changes in fair value in relation to spot commodity contracts, commodity futures contracts and risk and return transfer agreements are recorded in trading gains / (losses), net on a daily basis as disclosed in the accounting policy of derivative financial instruments. Trading gains / (losses) on physical commodities are recognized when title passes and measured by the difference between the acquisition cost of the commodity and the cash received or receivable.

(iii)           Interest and investment income

Interest income is recognized at the effective interest rate. Investment income is recognized when earned.

(iv)          Other revenues

Other revenues primarily consist of income from sales of application services, sales of silver products, government grants, awards from the Exchanges and value-added-tax (“VAT”) refund.

Sales of application services comprise the sales of a license subscription bundled with customer support service during the license period. Revenue from sales of application services are recognized ratably over the term of the arrangement which is generally 1 year. During the period of the arrangement, the customer does not have the contractual right to take possession of the software at any time.

Sales of silver products are recognized when goods are delivered at the customers’ premises which are taken to be the point in time when the customer has accepted the goods and the related risks and rewards of ownership. Revenue excludes value added tax.

Government grants are recognized when there is reasonable assurance that they will be received and that the Group will comply with the conditions attaching to them. Grants that compensate the Group for expenses incurred are deducted in reporting the related expenses on a systematic basis in the same periods in which the expenses are incurred.

Awards from the Exchanges and VAT refund are recognized when earned and there is reasonable assurance that they will be received and amounts can be reasonably estimated.

YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands)

2.                            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Equipment and leasehold improvements

Equipment and leasehold improvements are stated at cost. Depreciation is provided on a straight-line basis using estimated useful lives of three to five years. Leasehold improvements are amortized over the shorter of the economic useful life of the improvement or the term of the lease.

Advertising and promotion expenses

Advertising expenses represent expenses for placing advertisements on television, radio and newspaper, as well as on Internet websites and search engines. Promotion expenses represent commissions paid to sales agents for bringing in new customers. Advertising and promotion cost are expensed as incurred.

Defined contribution plan

Pursuant to relevant PRC regulations, the Group is required to make contributions to various defined contribution plans organized by municipal and provincial PRC governments. The contributions are made for each PRC employee at statutory rates as determined by local social security bureau. Contributions to the defined contribution plans are charged to the consolidated statements of income.  The Group has no obligations for payment of pension benefits associated with the plans beyond the amount it is required to contribute.

Stock based compensation

The Group measures the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award and recognizes the cost over the period the employee is required to provide service in exchange for the award, which generally is the vesting period. The Group recognizes compensation cost for an award with only service conditions that has a graded vesting schedule on a straight-line basis over the requisite service period for the entire award, net of estimated forfeitures, provided that the cumulative amount of compensation cost recognized at any date at least equals to the portion of the grant-date value of such award that is vested at that date. Forfeiture rates are estimated based on historical and future expectations of employee turnover rates. Stock compensation expense, when recognized, is recorded as expense with the corresponding entry to additional paid-in capital.

Income taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided to reduce the carrying amount of deferred income tax assets if it is considered more likely than not that some portion or all of the deferred income tax assets will not be realized.  The Group recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50 percent likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Group presents any interest or penalties related to an underpayment of income taxes as part of its income tax expense.

YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands)

2.                            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Provisions and contingent liabilities

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

Goodwill and Intangible Assets

Goodwill is an asset representing the future economic benefits arising from other assets acquired in a business combination that are not individually identified and separately recognized. Indefinite-lived intangible assets are assets that are not amortized as there is no foreseeable limit to cash flows generated from them. Intangible assets with finite useful lives are amortized over their estimated useful lives in the method that reflect the pattern in which the economic benefits of the intangible assets are consumed.

Impairment of Goodwill

The Company assesses goodwill for impairment at the reporting unit level at least annually and more frequently upon the occurrence of certain events.

The Company has the option to assess qualitative factors first to determine whether it is necessary to perform the two-step test. If the Company believes, as a result of the qualitative assessment, that it is more-likely-than-not that the fair value of the reporting unit is less than its carrying amount, the two-step quantitative impairment test described above is required. Otherwise, no further testing is required. In the qualitative assessment, the Company considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. In performing the two-step quantitative impairment test, the first step compares the carrying amount of the reporting unit to the fair value of the reporting unit based on either quoted market prices of the ordinary shares or estimated fair value using a combination of the income approach and the market approach. If the fair value of the reporting unit exceeds the carrying value of the reporting unit, goodwill is not impaired and the Company is not required to perform further testing. If the carrying value of the reporting unit exceeds the fair value of the reporting unit, then the Company must perform the second step of the impairment test in order to determine the implied fair value of the reporting unit’s goodwill. The fair value of the reporting unit is allocated to its assets and liabilities in a manner similar to a purchase price allocation in order to determine the implied fair value of the reporting unit goodwill. If the carrying amount of the goodwill is greater than its implied fair value, the excess is recognized as an impairment loss.

YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands)

2.                            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Long-Lived Assets

Long-lived assets, such as property, plant, and equipment, and purchased intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary.

Recently Issued Accounting Standards

In May 2014, the Financial Accounting Standards Board (‘‘FASB’’) issued ASU No. 2014-09, Revenue from Contracts with Customers, which outlines a comprehensive new revenue recognition model designed to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In August 2015, the FASB issued ASU No. 2015-14 to defer the effective date to annual reporting periods (including interim reporting periods within those periods) beginning after December 15, 2017. The Group is in the process of evaluating the impact of adoption of this guidance on the Group’s consolidated financial statements.

In January 2016, the FASB issued ASU No. 2016-01, Financial Instruments—Overall. Amendments in ASU 2016-01 are as follows: 1) require equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income. However, an entity may choose to measure equity investments that do not have readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer; 2) simplify the impairment assessment of equity investments without readily determinable fair values by requiring a qualitative assessment to identify impairment. When a qualitative assessment indicates that impairment exists, an entity is required to measure the investment at fair value; 3) eliminate the requirement to disclose the fair value of financial instruments measured at amortized cost for entities that are not public business entities; 4) eliminate the requirement for public business entities to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet; 5) require public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes; 6) require an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments; 7) require separate presentation of financial assets and financial liabilities by measurement category and form of financial asset (that is, securities or loans and receivables) on the balance sheet or the accompanying notes to the financial statements; 8) clarify that an entity should evaluate the need for a valuation allowance on a deferred tax asset related to available-for-sale securities in combination with the entity’s other deferred tax assets. The new standard is effective for annual reporting periods beginning after December 15, 2017. The Group is in the process of evaluating the impact of adoption of this guidance on the Group’s consolidated financial statements.

YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands)

2.                            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recently Issued Accounting Standards (continued)

In March 2016, the FASB issued ASU No. 2016-09, Compensation — Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting, which changes seven aspects of the accounting for share-based payment award transactions, including: (1) accounting for income taxes; (2) classification of excess tax benefits on the statement of cash flows; (3) forfeitures; (4) minimum statutory tax withholding requirements; (5) classification of employee taxes paid on the statement of cash flows when an employer withholds shares for tax-withholding purposes; (6) practical expedient — expected term (nonpublic only); and (7) intrinsic value (nonpublic only). The new standard is effective for public business entities for annual and interim periods in fiscal years beginning after December 15, 2016. The Group is in the process of evaluating the impact of adoption of this guidance on the Group’s consolidated financial statements.

In January 2017, the FASB issued ASU No. 2017-04, Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment, which requires an entity to no longer perform a hypothetical purchase price allocation to measure goodwill impairment. Instead, impairment will be measured using the difference between the carrying amount and the fair value of the reporting unit. The changes are effective for public business entities that are SEC filers, for annual and interim periods in fiscal years beginning after December 15, 2019. The Group is in the process of evaluating the impact of adoption of this guidance on the Group’s consolidated financial statements.

In addition to those described above, the FASB has issued other accounting standards, none of which are expected to have a material impact on the Group’s consolidated financial statements when adopted.

YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands)

3.                            FAIR VALUE MEASUREMENTS

Fair Value Hierarchy

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

• Level 1:                        Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Group can access at the measurement date.

• Level 2:                        Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.

• Level 3:                        Unobservable inputs for the asset or liability.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Fair Value Measurements

A description of the valuation techniques applied to the Group’s major categories of assets and liabilities measured at fair value on a recurring basis as follows.

Exchange-Traded Derivative Contracts. Derivatives that are actively traded are valued based on quoted prices from the exchanges and are categorized in level 1 of the fair value hierarchy.

Available-for-sale Investments. Available-for-sale investments include wealth management products issued by banks and money market funds, which are valued based on prices per units quoted by issuers. They are categorized in level 2 of the fair value hierarchy.

YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands)

3.                  FAIR VALUE MEASUREMENTS (CONTINUED)

Fair Value Measurements (Continued)

Risk and Return Transfer Contracts. Risk and return transfer contracts are valued based on the quoted prices of spot commodity contracts entered by the Group with its customers and the fair value of unsettled receivables or payables under the contracts. They are categorized in level 2 of the fair value hierarchy.

The following table presents the Group’s fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis.

Fair Value Measurements on a Recurring Basis

At December 31, 2016

	Level 1	Level 2	Level 3	Total
	RMB	RMB	RMB	RMB

Asset
Derivative assets	—	45,569	—	45,569
Available-for-sale investments	—	218,940	—	218,940
Total	—	264,509	—	264,509

Liabilities
Derivative liabilities	—	—	—	—
Total	—	—	—	—

At December 31, 2015

	Level 1	Level 2	Level 3	Total
	RMB	RMB	RMB	RMB

Asset
Derivative assets	—	445	—	445
Available-for-sale investments	—	75,670	—	75,670
Total	—	76,115	—	76,115

Liabilities
Derivative liabilities	—	14,336	—	14,336
Total	—	14,336	—	14,336

There were no transfers between level 1 and level 2 during the year.

YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands)

3.                            FAIR VALUE MEASUREMENTS (CONTINUED)

Additional Disclosures About the Fair Value of Financial Instruments (Including Financial Instruments Not Carried at Fair Value)

Certain financial instruments that are not carried at fair value on the consolidated balance sheet are carried at amounts that approximate fair value due to their short-term nature and generally negligible credit risk. These financial instruments include cash, deposits with clearing organizations, other financial assets (amount due from related parties, awards receivable from the Exchanges, commission receivable and deposits and others) and other financial liabilities (amount due to related parties, accounts payables, customer rebates payable, and payable to third parties).

The following table presents the carrying values and estimated fair values of financial assets and liabilities, excluding financial instruments that are carried at fair value on a recurring basis, and information is provided on their classification within the fair value hierarchy.

	Total
At	carrying				Estimated
December 31, 2016	value	Level 1	Level 2	Level 3	fair value
	RMB	RMB	RMB	RMB	RMB
Asset
Cash	1,541,241	1,541,241	—	—	1,541,241
Deposits with clearing organizations	265,807	265,807	—	—	265,807
Other financial assets	196,164	—	196,164	—	196,164
Total	2,003,212	1,807,048	196,164	—	2,003,212

Liabilities
Other financial liabilities	40,868	—	40,868	—	40,868
Total	40,868	—	40,868	—	40,868

	Total
At	carrying				Estimated
December 31, 2015	value	Level 1	Level 2	Level 3	fair value
	RMB	RMB	RMB	RMB	RMB
Asset
Cash	362,461	362,461	—	—	362,461
Deposits with clearing organizations	239,904	239,904	—	—	239,904
Other financial assets	23,613	—	23,613	—	23,613
Total	625,978	602,365	23,613	—	625,978

Liabilities
Other financial liabilities	147,357	—	147,357	—	147,357
Total	147,357	—	147,357	—	147,357

YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands)

4.                            ACQUISITIONS

(1)         Acquisition of Gold Master HK

On August 31, 2016, the Group acquired 100% of the shares of Gold Master HK. The results of Gold Master HK’s operations have been included in the consolidated financial statements since acquisition date. Gold Master HK is engaged in providing online spot commodity trading services to customers in China on Shanghai Exchange through its wholly owned subsidiary, Gold Master. A combination of cash and share consideration has been transferred to acquire the business, including RMB282 million in cash and 200,890,940 newly issued Yintech ordinary shares. The following table summarizes the consideration paid for Gold Master HK and the estimated aggregate fair values of the assets acquired and liabilities assumed as of the respective dates of acquisition:

Consideration
Cash	281,619
Equity instrument (200,890,940 ordinary shares of the Company)	1,146,252
Fair value of total consideration transferred	1,427,871

Recognized amounts of identifiable assets acquired and liabilities assumed
Cash	181,538
Available-for-sale investments	9,000
Equipment and leasehold improvements	6,236
Intangible assets	429,806
Other assets	95,568
Accounts payable	(12,580)
Accrued employee benefits	(67,579)
Deferred tax liabilities	(103,273)
Other liabilities	(176,568)
Total identifiable net assets acquired	362,148
Goodwill	1,065,723
Total	1,427,871

The fair value of the 200,890,940 ordinary shares issued as part of the consideration paid for Gold Master HK (RMB1,146 million) was determined on the basis of the closing market price of the Company’s ordinary shares on the acquisition date.

The Group has completed valuations necessary to assess the fair values of the tangible and intangible assets acquired and liabilities assumed, resulting from which the amount of goodwill was determined and recognized as of the acquisition date. The acquired intangible assets include a customer list of RMB239.31 million (6-year weighted average useful life), a trademark of RMB150.64 million (10-year weighted average useful life), a licence in Shanghai Exchange of RMB37.00 million (indefinite-lived intangible assets) and software of RMB2.86 million (10-year weighted average useful life).

As a result of the acquisition, the Group is expected to enhance its presence on the Shanghai Exchange and extend its leadership from spot trading of silver to gold. It also expects to reduce costs through economy of scale. The goodwill of RMB 1,065.72 million arising from the acquisition is primarily attributable to the synergies and economy of scale, and is not amortizable for tax purpose.

YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands)

4.                            ACQUISITIONS (CONTINUED)

(1)         Acquisition of Gold Master HK (Continued)

The amounts of Gold Master HK’s consolidated revenue and net income included in the Group’s consolidated statement of comprehensive income for the year ended December 31, 2016 are RMB322.43 million and RMB144.31 million, respectively.

The following unaudited pro forma consolidated financial information reflects the results of operations for the years ended December 31, 2014, 2015 and 2016, as if the business combination had occurred on January 1, 2014, and after giving effect to purchase accounting adjustments. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what operating results would have been had the acquisitions actually took place on the beginning of the periods presented, and may not be indicative of future operating results.

	Year ended December 31,
	2014	2015	2016	2016
	RMB	RMB	RMB	(Note2) USD
	Unaudited	Unaudited	Unaudited	Unaudited

Pro forma revenue	1,225,293	1,453,435	3,180,238	458,050
Pro forma net income	470,006	457,002	1,043,924	150,356

(2)         Other acquisitions in 2016

The Group also completed other business combinations during 2016, including Da Xiang Ping Tai, Yin He You and Yin Ru Yi, which the Group expected to complement its existing businesses and achieve synergies. The results of the acquired entities’ operations have been included in the Group’s consolidated financial statements since their respective dates of acquisition.

The Group completed the valuations necessary to assess the fair values of the tangible and intangible assets acquired and liabilities assumed and the fair value of noncontrolling interests, resulting from which the amount of goodwill was determined and recognized as of the respective acquisition dates. The following table summarizes the estimated aggregate fair values of the assets acquired, liabilities assumed and the noncontrolling interests as of the respective dates of acquisition:

Consideration
Cash	48,058

Recognized amounts of identifiable assets acquired and liabilities assumed
Cash	38,726
Equipment and leasehold improvements	3,766
Intangible assets	89
Other assets	75,295
Accounts payable	(611)
Accrued employee benefits	(1,935)
Other liabilities	(68,050)

Total identifiable net assets acquired	47,280
Noncontrolling interest	(3,000)
Goodwill	3,778

Total	48,058

YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands)

4.                            ACQUISITIONS (CONTINUED)

(2)         Other acquisitions in 2016 (Continued)

Neither the results of operations since the acquisition dates nor the pro forma results of operations of the acquirees were presented because the effects of these business combinations, individually and in the aggregate, were not significant to the Group’s consolidated results of operations.

(3)         Acquisition of Sheng Ding in 2015

On November 16, 2015, the Group acquired 100% of the shares of Sheng Ding from third parties. The results of Sheng Ding’s operations have been included in the combined and consolidated financial statements since that date. Set up in October 30, 2012, Sheng Ding is engaged in providing trading and investment services for online spot commodity trading through Guangdong Exchange. The goodwill of RMB 0.10 million arising from the acquisition was recorded in other assets in the consolidated balance sheet as of December 31, 2015 and is reclassified to goodwill in 2016. The goodwill is not amortizable for tax purpose.

The following table summarizes the consideration paid for Sheng Ding and the amounts of estimated fair value of the assets acquired and liabilities assumed at the acquisition date.

Consideration
Cash	10,000

Recognized amounts of identifiable assets acquired and liabilities assumed
Cash	6
Deposit with clearing organization	22,349
Other liabilities	(12,457)

Total identifiable net assets acquired	9,898
Goodwill	102

Total	10,000

YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands)

5.                            CASH

Cash represents cash on hand and bank deposits. To limit exposure to credit risk relating to bank deposits, the Group primarily places bank deposits with large financial institutions in the PRC with acceptable credit rating. As of December 31, 2015, the Group had cash balances at three PRC individual financial institutions that held cash balances in excess of 10% of the Group’s total cash balances. As of December 31, 2016, the Group had cash balances at three PRC and one Hong Kong individual financial institutions that held cash balances in excess of 10% of the Group’s total cash balances. These bank deposits collectively accounted for approximately 93% and 74% of the Group’s total cash balances as of December 31, 2015 and 2016, respectively.

6.                            DERIVATIVES

Under the trading rules of the Tianjin and Guangdong Exchange, the Group is required to accept the customers’ trades and to serve as the counterparty to the customers’ trades. That is, when a customer places a trade for a long or short position on a spot commodity contract, the Group takes the corresponding opposite short or long position on that contract.

According to the Guangdong Exchange’s trading and settlement rules, if a customer does not close its spot commodity contracts at the end of the trading day, any profit or loss resulting from holding such contract during this trading day is deposited into or withdrawn from the customer’s trading deposit account (variation margin) on a daily basis by the custodian bank according to the clearing instruction given by the Guangdong Exchanges as if the position had been closed. The corresponding loss or profit arising from customer driven transactions is withdrawn from or deposited into the Group’s trading deposit account. In effect, the contract price of the open position is re-set to the ending spot price at the end of each day with the ending spot price carried forward to the next trading day.

Variation margin payment is considered a settlement of the spot commodity contract for accounting purposes since the contractual rights to cash has been transferred to the Group and the customer’s receipt of the variation margin payment from the Group meets the criteria in ASC 405-20-40 for extinguishment of a liability.  Therefore the payment or receipt of the variation margin reduces the derivative asset or liability to zero at the end of each day.  Accordingly, at the end of December 31, 2015 and 2016, the derivative asset and liability of the Group’s spot commodity contracts with customers and special members are nil.

The Group also traded commodity futures contracts through Shanghai Futures Exchange for which there was no requirement for daily cash settlement of variation margin.

As of December 31, 2015 and 2016, the majority of the underlying of the open spot commodity contracts is silver. Notional amount of open spot commodity contracts is calculated based on the closing spot price of the underlying commodities and the quantity specified in the contract. The notional amount and fair value of derivatives as at December 31 are set out as follows:

YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands)

6.                            DERIVATIVES (CONTINUED)

	December 31, 2016
	Notional amount	Fair Value
		Derivative assets	Derivative liabilities
	RMB	RMB	RMB
Spot commodity contracts
- Long position	90,144	—	—
- Short position	2,598,162	—	—

Risk and return transfer contracts	2,688,306	45,569	—

Total (RMB)	5,376,612	45,569	—

	December 31, 2015
	Notional amount	Fair Value
		Derivative assets	Derivative liabilities
	RMB	RMB	RMB

Spot commodity contracts
- Long position	397,868	—	—
- Short position	2,288,602	—	—

Risk and return transfer contracts	2,686,470	445	14,336

Total (RMB)	5,372,940	445	14,336

The Group is exposed to market risk relating to spot and futures commodity contracts since their fair values fluctuate as a result of changes in market price of commodities. As of December 31, 2015 and 2016, the Group’s open short positions on spot commodity contracts expose the Group to losses beyond the notional amount of the contracts.  As of December 31, 2015 and 2016, the maximum exposure to losses of the Group’s open long positions on spot commodity contracts is the notional amount of the contracts. The Group’s maximum risk exposure on these contracts is partially reduced by the Tianjin and Guangdong Exchanges’ force liquidation of open positions held by the Group if the price movements of the contracts result in the minimum deposit requirements not being maintained.

In 2015, Rong Jin Hui Yin, Jin Xiang Yin Rui and Sheng Ding entered into risk and return transfer agreements with an independent third party fund, pursuant to which gains or losses arising from exchange-traded spot commodity contracts with customers are transferred to and absorbed by the third party fund. In 2016, Da Xiang Ping Tai entered into the same risk and return transfer agreements with the same third party fund. The amount payable to or amount receivable from the third party fund is settled on a monthly basis. The terms of the risk and return transfer agreements cover the period from August 23, 2015 to August 22, 2020 for Rong Jin Hui Yin, from August 23, 2015 to October 1, 2020 for Jin Xiang Yin Rui, from October 23, 2015 to October 1, 2020 for Sheng Ding, and from March 1, 2016 to October 1, 2020 for Da Xiang Ping Tai.

Effectively, the risk and return transfer arrangement is an offer from the third party fund to accept the risk on all Rong Jin Hui Yin, Jin Xiang Yin Rui, Sheng Ding and Da Xiang Ping Tai’s future customer-driven spot commodity contracts during the contract periods at the market value at the moment they are entered into.

YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands)

6.                            DERIVATIVES (CONTINUED)

The execution guarantee agreement was entered into to guarantee the execution of the risk and return transfer arrangement, pursuant to which the fund’s bank account is under joint administration of the fund and the Group. Pursuant to the agreement, any cash withdrawal or transfer from the fund’s account requires approval from both the fund and the Group. However, the Group cannot unreasonably interfere or limit the normal withdrawal or transfer activities of the bank account by the fund under the agreement.

The execution guarantee agreement only provides the Group with a protective right to ensure the fund’s bank account retains enough balance to fulfil the minimum deposit requirement under, and is merely an execution guarantee arrangement supplementary to, the risk and return transfer arrangement, to safeguard the repayment ability to the Group. It does not represent a separate guarantee provided by the fund to the Group or vice-versa, rather it is a mechanism to mitigate the risk of the fund having insufficient cash to honor any obligations that may arise under the risk and return transfer arrangement.

Pursuant to the execution guarantee agreement, if the net asset value of the fund falls below 70% of the total minimum deposit requirements of Tianjin and Guangdong Exchanges, the third party fund has a contractual obligation to restore it to 100% by requesting its investors to inject additional capital in cash. As at December 31, 2016, the net asset value of the third party fund is RMB 121.99 million.

By the end of 2016, Tianjin Exchange has fully adopted the New Mechanism, and the Group will no longer holds positions on spot commodity contracts in Tianjin Exchange.

7.                            AVAILABLE-FOR-SALE INVESTMENTS

		Gross
	Aggregate	unrealized
At December 31, 2016	cost basis	holding gains	Aggregate fair value
	RMB	RMB	RMB	USD
				(Note2)
				Unaudited
Wealth management products	218,940	—	218,940	31,534
Total	218,940	—	218,940	31,534

		Gross
	Aggregate	unrealized	Aggregate
At December 31, 2015	cost basis	holding gains	fair value
	RMB	RMB	RMB
Wealth management products	75,670	—	75,670
Total	75,670	—	75,670

YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands)

7.                            AVAILABLE-FOR-SALE INVESTMENTS (CONTINUED)

The Group’s available-for-sale investments represent wealth management products issued by banks, which mainly invest in money market and fixed income products, including government bonds, treasury bills, and other fixed income investments, and can be redeemed upon demand.

Realized gains and losses from the sales of AFS investments are determined on a specific-identification basis and are recorded as trading gains/losses. Interest and Investment income are recognized when earned. As at December 31, 2015 and 2016, fair value of these investments is approximate to cost, there were no unrealized holding gains or losses.

8.                            DEPOSITS WITH CLEARING ORGANIZATIONS

Deposits with clearing organizations represent the amount placed in the depository accounts at the custodian banks of the Tianjin and Guangdong Exchanges.

In accordance with the Tianjin and Guangdong Exchanges requirements, the Group is required to enter into a tri-party depositary service agreement with the Tianjin and Guangdong Exchanges and the designated custodian bank in order to be eligible for trading. As the counterparty to customer trades, the Group is required to place deposits with the custodian banks to meet the minimum deposit requirements. Such amount placed at the custodian banks to meet the deposit requirements is restricted from withdrawal.

9.                            EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Equipment and leasehold improvements consist of the following:

	December 31,
	2015	2016	2016
	RMB	RMB	(Note2) USD
			Unaudited

Electronic equipment	18,218	43,825	6,312
Office equipment	2,781	5,219	752
Motor vehicles	6,147	7,639	1,100
Leasehold improvements	12,896	21,191	3,052
Total equipment and leasehold improvements	40,042	77,874	11,216
Less: accumulated depreciation	(21,727)	(40,280)	(5,801)
Equipment and leasehold improvements, net	18,315	37,594	5,415

10.                     GOODWILL

		(Note2) USD
	RMB	Unaudited

Balance as of December 31, 2015	—	—
Goodwill reclassified from other assets	102	15
Balance as of January 1, 2016	102	15
Goodwill acquired during the year	1,069,501	154,040
Goodwill as of December 31, 2016	1,069,603	154,055

YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands)

10.                     GOODWILL (CONTINUED)

In 2016, the Company performed a qualitative assessment for the reporting unit of Gold Master HK. The Company evaluated all relevant events and circumstances, including macroeconomic conditions, industry and market considerations, overall financial performance of Gold Master HK, and other relevant events. The Company weighed all factors in their entirety and concluded that it was not more-likely-than-not the fair value of the reporting unit of Gold Master HK was less than its carrying amount, and further impairment testing on goodwill was unnecessary as of December 31, 2016.

11.                     INTANGIBLE ASSETS

	December 31, 2016
	Weighted
	average
	amortization	Gross carrying	Accumulated	Net carrying
	period	amount	amortization	amount
Amortizing intangible assets:
Customer list	6 years	239,309	(13,295)	226,014
Trademark	10 years	150,637	(5,021)	145,616
Acquired software	10 years	10,498	(1,871)	8,627
Subtotal		400,444	(20,187)	380,257

Indefinite-lived intangible assets License of Shanghai Exchange		37,000	—	37,000
Subtotal		37,000	—	37,000
Total intangible assets (RMB)		437,444	(20,187)	417,257
Total intangible assets (USD) unaudited		63,005	(2,907)	60,098

Aggregate amortization expense for amortizing intangible assets was RMB0.16 million, RMB0.35 million and RMB19.08 million for the years ended December 31, 2014, 2015 and 2016, respectively. Estimated amortization expense for the next five years is: RMB55.99 million in 2017, RMB55.99 million in 2018, RMB55.99 million in 2019, RMB55.99 million in 2020, and RMB55.99 million in 2021.

YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands)

12.                     OTHER ASSETS

	December 31,
	2015	2016	2016
	RMB	RMB	(Note2) USD
			Unaudited

VAT refund receivable	21,840	43,217	6,225
Awards receivable from the Exchanges	6,943	30,825	4,440
Prepayment to suppliers	5,779	21,079	3,036
Silver products	5,047	3,859	556
Receivables from customers	910	1,221	176
Acquired software	4,786	—	—
Government grant receivable	12,420	—	—
Deferred offering costs	5,593	—	—
Expense advances to employees	647	1,399	201
Goodwill	102	—	—
Deposits and others	15,113	53,222	7,664

Total	79,180	154,822	22,298

Deposits and others primarily consist of the rental deposits for the Group’s office premises and deposits for the advertising services.

13.       OTHER LIABILITIES

	December 31,
	2015	2016	2016
	RMB	RMB	(Note2) USD
			Unaudited

Customer rebates payable	14,832	25,594	3,686
Taxes and surcharges payable	17,297	65,406	9,420
Accrued offering costs	5,593	—	—
Acquisition consideration payable	10,000	—	—
Accrued expenses and others	4,813	12,507	1,803

Total	52,535	103,507	14,909

Taxes and surcharges payable consists VAT and the relevant surcharges of the PRC entities of the Group.

14.                     ORDINARY SHARES AND ADDITIONAL PAID-IN CAPITAL

Holders of ordinary share are entitled to one vote per share, and to receive dividends and, upon liquidation or dissolution, are entitled to receive all assets available for distribution to shareholders. The holders have no preemptive or other subscription rights and there are no redemption or sinking fund provisions with respect to such shares.

Yintech was established in the Cayman Islands on November 4, 2015 as an exempted company with limited liability under Companies Law (2011 Revision) (as combined and revised) of the Cayman Islands. Authorized share capital of Yintech is USD 0.03 million, or 3,000,000,000 authorized shares with a par value of USD 0.00001 each. Upon the establishment, 1,000,000,000 shares were issued to Founding Shareholders at par value, equivalent to ordinary share capital of USD 0.01 million.

YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands)

14.                     ORDINARY SHARES AND ADDITIONAL PAID-IN CAPITAL (CONTINUED)

As part of the Reorganization, Yin Tian Xia Investment acquired Rong Jin Hui Yin, Jin Xiang Yin Rui and Yin Tian Xia Technology, and their subsidiaries from Long Jin at a consideration of RMB 107.26 million in November 2015, upon which, Rong Jin Hui Yin, Jin Xiang Yin Rui and Yin Tian Xia Technology became wholly owned subsidiaries of the Company and the paid-in capital of RMB 125 million was eliminated in the consolidated balance sheet as of December 31, 2015 to reflect the legal capital of Yintech (par value of ordinary shares and additional paid-in capital).

On December 14, 2015, a shareholder loan of USD 39.39 million (RMB 254.30 million) was extended to Yintech by Founding Shareholders to increase the working capital of Yintech. On the same date, the loan was waived in full by the Founding Shareholders and USD 39.39 million (RMB 254.30 million)  was recorded as additional paid-in capital of Yintech.

On May 2, 2016, the Company completed its IPO on NASDAQ and successfully issued 7,500,000 ADSs (150,000,000 ordinary shares equivalent) to the public shareholders at USD 13.5 per ADS. On the same date, in connection with a concurrent private placement, the Company issued 740,741 ADSs (14,814,815 ordinary shares equivalent) at USD 13.5 per ADS to MeMeStar Limited, a wholly-owned subsidiary of SINA Corporation (NASDAQ: SINA). As a result of these issuance, an addition of ordinary share capital of USD 1,648 dollar (RMB 0.01 million) and additional paid-in capital of RMB 660.16 million was recorded.

On August 24, 2016, the Company entered into a definitive agreement (“Definitive Agreement”) to acquire 100% equity interest in Gold Master HK. Under the terms of the Definitive Agreement, Yintech has agreed to acquire a 100% equity stake in Gold Master HK for a combination of cash and share consideration. The Company issued 200,890,940 ordinary shares in total. The deal was completed on August 31, 2016, and RMB1,146.24 million was recorded as additional paid-in capital of Yintech.

In 2016, 12,002,820 ordinary shares were issued and RMB10.75 million were recognized as additional paid-in capital due to the exercise of stock options and RSUs.

15.                     DIVIDEND DISTRIBUTION

In 2014, the Board of Directors of Yin Tian Xia Technology announced and distributed dividend of RMB 100 million.

Prior to the completion of Reorganization, the Board of Directors of Rong Jin Hui Yin, Jin Xiang Yin Rui and Yin Tian Xia Technology announced dividend of RMB 831.88 million in 2015. As at December 31, 2015, outstanding dividend payable was RMB 126.88 million, which was paid subsequently in February 2016.

No dividend was announced during the year ended December 31, 2016.

16.                     RETAINED EARNINGS

Pursuant to the Company Law of the PRC, each of the PRC entity is required to appropriate 10% of its net income to the statutory reserve on an annual basis until the aggregated amount of the reserve reaches 50% of its registered capital. Statutory reserve is not distributable. Subject to the approval of the shareholders, the statutory reserve may be used to offset accumulated losses, or converted into capital of the company.

YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands)

16.                     RETAINED EARNINGS (CONTINUED)

	December 31,
	2015	2016	2016
	RMB	RMB	(Note2) USD
			Unaudited

PRC statutory reserve	35,419	91,968	13,246
Unreserved retained earnings	69,774	943,893	135,949

Total retained earnings	105,193	1,035,861	149,195

As of December 31, 2016, Yin Tian Xia Technology has reached such maximum reserve amount and therefore stopped appropriation, while other PRC entities have not yet reached their respective maximum reserve amount.

17.                     ACCUMULATED OTHER COMPREHENSIVE INCOME

		Unrealized gain on available-for-sale
	Foreign	investments
	currency		Tax
	translation	Before	(expenses)	Net-of-tax
	adjustment	tax amount	or benefit	amount
		RMB	RMB	RMB

Balance at January 1, 2014	—	—	—	—

Other comprehensive income before reclassification	—	2,865	(716)	2,149
Amounts reclassified from accumulated other comprehensive income	—	(2,865)	716	(2,149)
Balance at December 31, 2014	—	—	—	—

Balance at January 1, 2015	—	—	—	—

Other comprehensive income before reclassification	1,241	8,190	(2,047)	6,143
Amounts reclassified from accumulated other comprehensive income	—	(8,190)	2,047	(6,143)

Balance at December 31, 2015	1,241	—	—	—

Balance at January 1, 2016	1,241	—	—	—

Other comprehensive income before reclassification	42,696	10,695	(2,674)	8,021
Amounts reclassified from accumulated other comprehensive income	—	(10,695)	2,674	(8,021)

Balance at December 31, 2016	43,937	—	—	—

Balance at December 31, 2016, in USD (Note2) (unaudited)	6,328	—	—	—

The amounts reclassified out of accumulated other comprehensive income represent realized gains on the available-for-sale investments upon their sales, which were then recorded in “Trading gains / (losses), net” in the combined and consolidated statements of comprehensive income.

YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands)

18.                     COMMITMENTS AND CONTINGENCIES

The Group’s leases are for the office premises. Future minimum lease payments under non-cancellable operating leases agreements as of December 31, 2016 are as follows. The Group’s leases do not contain any contingent rent payment terms.

RMB

Year ending December 31
2017	55,675
2018	34,802
2019	28,240
2020	15,362
2021	11,918
2022 and thereafter	5,639

Total	151,636

Rental expenses incurred under operating leases were RMB 20.47 million, RMB 24.43 million and RMB 46.65 million for the years ended December 31, 2014, 2015 and 2016, respectively.

19.                     COMMISSIONS AND FEES

	Year ended December 31,
	2014	2015	2016	2016
	RMB	RMB	RMB	(Note2) USD
				Unaudited

Spread fees	624,582	710,799	932,273	134,275
Trading commissions, net	149,818	191,846	1,517,394	218,550
Overnight fees, net	86,419	88,053	97,376	14,025

Total	860,819	990,698	2,547,043	366,850

The Group earns trading commissions, spread fees and overnight fees from its operation on Tianjin and Guangdong Exchanges, which are settled on a daily basis. The Group earns trading commissions from its operation on Shanghai Gold Exchange, which are settled on a monthly basis.

Spread fees are earned based on the quantity of the underlying commodities of the customer’s trades. The amount of the spread fees for each type of spot commodity contract is fixed and set by the Tianjin and Guangdong Exchanges and varies by commodity types. Trading commissions are generated based on the notional trading transaction value of the customers at the opening and closing of a position. Overnight fees are generated from customers who hold a long or short position overnight to the next trading day. The spread fees, standard trading commission rate and overnight fees for each commodity are determined by the Exchanges where such spot commodity contract is traded.

In June 2016, Tianjin Exchange launched a new trading rule and the New Mechanism, under which the Group only takes the broker role in customer deals and does not take positions any more. As a result, the Group started to not earn spread fees or overnight fees, but only earn trading commissions in Tianjin Exchange. The new trading mechanism and the old version were in parallel run until the New Mechanism fully replaced the old mechanism by the end of 2016.

YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands)

19.                     COMMISSIONS AND FEES (CONTINUED)

Cash rebates are offered to customers on the trading commission and overnight fees. The cash rebates are determined by the Group on an individual customer basis and paid monthly. The rebates are deducted from the gross trading commission or overnight fees. Total customer rebates recognized during the years ended December 31, 2014, 2015 and 2016 were RMB 192.26 million, RMB 166.89 million and RMB 255.64 million, respectively. As at December 31, 2015 and 2016, outstanding customer rebates payable were RMB 14.83 million and RMB 25.59 million, respectively.

20.                     TRADING GAINS / (LOSSES)

Trading gains / (losses) consists of realized and unrealized gains and losses from exchange-traded spot commodity contracts with customers and special members, commodity futures contracts, risk and return transfer agreements with third party fund, the realized gain from trading of physical commodities and realized gains and losses from the sales of AFS investments, all represented on a net basis.

As disclosed in Note 6, pursuant to the risk and return transfer agreements, the Group’s gains / (losses) arising from exchange-traded spot commodity contracts with customers are transferred to, and absorbed by the third party fund during the contract periods. Fair value movements on the risk and reward transfer agreement are recognised as trading gains / (losses). Settlements are made on a monthly basis.

The following table presents trading gains / (losses) for the years ended December 31:

	Year ended December 31,
	2014	2015	2016	2016
	RMB	RMB	RMB	(Note2) USD
				Unaudited

Spot commodity contracts	263,649	166,015	296,809	42,748
Risk and return transfer arrangement	—	(9,301)	(296,678)	(42,731)
Commodity futures contracts	1,532	753	(1,780)	(256)
Trading of physical commodities	804	771	2,840	409
Available-for-sale investments	2,865	8,190	10,695	1,541
Others	—	—	677	98
Total	268,850	166,428	12,563	1,809

21.                     OTHER REVENUES

	Year ended December 31,
	2014	2015	2016	2016
	RMB	RMB	RMB	(Note2) USD
				Unaudited

Sales of application services	19,249	8,122	28	4
Sales of silver products	2,202	2,494	4,973	716
Awards from the Exchanges	—	38,005	90,528	13,039
VAT refund	—	—	45,313	6,527
Government grants and others	6,242	35,684	14,728	2,121
Total	27,693	84,305	155,570	22,407

During the year ended December 31, 2015 and 2016, the Group recognized awards of RMB 38.00 million and RMB 90.53 million from the Exchanges based on customer trading volume of the Group, respectively. Awards from the Exchanges are recognized when there is reasonable assurance that they will be received and amounts can be reasonably estimated. The outstanding award receivable from the Exchanges is RMB 6.94 million and RMB 30.83 million as at December 31, 2015 and 2016, respectively.

YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands)

21.                     OTHER REVENUES (CONTINUED)

Government grants and others primarily consist of financial subsidies granted by provincial and local governments for operating a business in their jurisdiction. The government grants are non-recurring in nature and there is no assurance that the Group will continue to receive such government grants in the future. The outstanding government grant receivable is RMB 12.42 million as at December 31, 2015.

During the year ended December 31, 2016, the Group recognized VAT refund of RMB 45.31 million based on the VAT preferenctial policy issued by the State Administration of Tax. VAT refund is recoginized when there is resonable assurance that they will be received and amounts can be reasonably estimated. VAT refund is first recorded to offset the corresponding cost recognized by the Group, any excess refund is recognized in other revenue. The outstanding VAT refund receivable is RMB 21.84 million and RMB 43.22 million as at December 31, 2015 and 2016, respectively.

22.                     ADVERTISING AND PROMOTION

Advertising and promotion consists of market promotion cost and sales agent cost paid to third party companies.

	Year ended December 31,
	2014	2015	2016	2016
	RMB	RMB	RMB	(Note2) USD
				Unaudited

Advertising expenses	179,914	221,859	510,031	73,460
Sales agent expenses	105,818	—	44,260	6,375
Total	285,732	221,859	554,291	79,835

Prior to 2015, the sales agent expenses are related to fees paid to external sales agent companies for their customer development services on the Tianjin Exchange. Such arrangements were terminated in June 2014, and the Group established and used its own in-house sales team for customer development on the Tianjin Exchange since then.

The sales agent expenses for the year ended December 31, 2016 related to fees paid by Gold Master to external sales agent companies for their customer development services on the Shanghai Gold Exchange.

YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands)

23.                     INCOME TAXES

Cayman Islands and BVI

Under the current laws of the Cayman Islands and BVI, the Group is not subject to tax on income or capital gains. Additionally, upon payments of dividends by Yintech to its shareholders, neither Cayman Islands nor BVI withholding tax will be imposed.

Hong Kong

Under the Hong Kong tax laws, subsidiaries in Hong Kong are exempted from income tax on their foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

PRC

The subsidiaries incorporated in PRC file separate tax returns in the PRC. The PRC statutory income tax rate is 25% according to the Corporate Income Tax (“CIT”) Law. Substantially all the pretax income of the Group is from the PRC.

United States

The Company’s subsidiary incorporated in the United States was subject to income tax charges calculated on the basis of the tax laws enacted.

Income tax expense consists of the following for the years ended 31 December, and is substantially all attributable to the PRC:

	Year ended December 31,
	2014	2015	2016	2016
	RMB	RMB	RMB	(Note2) USD
				Unaudited

Current	37,096	84,192	175,777	25,317
Deferred	294	(1,988)	(50,347)	(7,251)
Total income taxes	37,390	82,204	125,430	18,066

The reconciliation between the actual income tax expense and income tax computed by applying the PRC Corporate Income Tax rate of 25% to income before income taxes for the years ended December 31 is as follows:

		Year ended December 31,
	Note	2014	2015	2016	2016
		RMB	RMB	RMB	(Note2) USD
					Unaudited
Income taxes at PRC statutory income tax rate of 25%		129,837	121,305	262,954	37,873
Differential tax rates for non-PRC entities	(i)	—	340	2,497	361
Preferential income tax rate inside the PRC	(ii)	(95,993)	(53,453)	(177,256)	(25,530)
Other rate differentials		—	—	10,000	1,442
Nondeductible share-based compensation expense		1,753	7,746	40,953	5,898
Other, net		1,793	6,266	(13,718)	(1,978)
Reported income taxes		37,390	82,204	125,430	18,066
Effective tax rate		7%	17%	12%	12%

YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands)

23.                     INCOME TAXES (CONTINUED)

(i)                                     The pretax losses from non-PRC entities consist primarily of administration expenses, including share-based compensation.

(ii)                                  Yin Tian Xia Technology was granted the ‘‘qualified software enterprise’’ status in 2013 and is eligible for an income tax exemption for the years ended December 31, 2013 (the year in which it starts making profit) and 2014, and is entitled to a 50 percent reduction of income tax rate for the years ended 31 December 2015 to 2017. Yin He You was granted the “qualified software enterprise” status in 2016 and is eligible for an income tax exemption for the years ended December 31, 2015 (the year in which it starts making profit) and 2016, and is entitled to a 50 percent reduction of income tax rate for the years ended December 31, 2017 to 2019. Goldmaster Network was granted the “qualified software enterprise” status in 2016 and is eligible for an income tax exemption for the years ended December 31, 2016 (the year in which it starts making profit) and 2017, and is entitled to a 50 percent reduction of income tax rate for the years ended 31 December 2018 to 2020. Per share impact of such tax holiday is RMB 0.10, RMB 0.05 and RMB 0.13 for the years ended December 31, 2014, 2015 and 2016, respectively.

In assessing the recoverability of its deferred tax assets, management considers whether some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the cumulative earnings and projected future taxable income in making this assessment. Recovery of substantially all of the group’s deferred tax assets is dependent upon the generation of future income, exclusive of reversing taxable temporary differences.

Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are recoverable, management believes that it is more likely than not that the Group will realize the benefits of its deferred tax assets as at December 31, 2015 and 2016.

Deferred tax assets represent the net tax effects of operating loss carryforwards and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Deferred tax liabilities principally represent the tax effects of undistributed earnings of a PRC subsidiary and temporary difference between the carrying amounts of intangible assets acquired in the acquisition of Gold Master HK and the amounts used for income tax purpose. Significant components of the Group’s deferred tax liabilities are presented below:

Significant components of the Group’s deferred tax assets/liabilities are presented below:

	Year ended December 31,
	2015	2016	2016
	RMB	RMB	(Note2) USD
			Unaudited
Net operating loss carryforwards	3,770	7,616	1,097
Accrued employee benefit	12	—	—
Accrued social insurance	—	19,412	2,796
Excessive advertising expense	—	33,906	4,883
Total deferred tax assets	3,782	60,934	8,776

Undistributed earnings of a PRC entity	—	(10,000)	(1,440)
Intangible assets recognized in the acquisition of Gold Master HK	—	(98,694)	(14,215)

YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands)

23.                    INCOME TAXES (CONTINUED)

	Year ended December 31,
	2015	2016	2016
	RMB	RMB	(Note2) USD
			Unaudited
Equipment and leasehold improvements	—	(1,383)	(199)
Total deferred tax liabilities	—	(110,077)	(15,854)
Deferred tax assets, net	3,782	59,551	8,577
Deferred tax liabilities, net	—	(108,694)	(15,655)

As at December 31, 2015 and 2016, the Group has a net operating loss carry-forward for PRC income tax purpose of approximately RMB 15 million and RMB 30 million, respectively, which will expire between 2017 and 2020, and 2017 to 2021, respectively. The tax effect of the increase in net operating loss for which a benefit was recognized for the years ended December 31, 2014, 2015 and 2016 were RMB 0.41 million, RMB 3.36 million and RMB 6.93 million, respectively.

At December 31, 2015 and 2016, the Group had unrecognized tax benefit of RMB 3.84 million. The unrecognized tax benefits pertain to income recognition under PRC’s tax laws and expense adjustments. The amount of unrecognized tax benefits which would have an impact on the Group’s effective tax rate are RMB 3.84 million, RMB 3.84 million and RMB 3.84 million as at December 31, 2014, 2015 and 2016, respectively.

RMB
Balance at January 1, 2014	1,680
Increase based on tax positions taken in 2014	2,158
Balance at December 31, 2014, 2015 and 2016	3,838

As of and for the year ended December 31, 2015, interest related to unrecognized tax benefits was RMB 0.6 million. As of and for the year ended December 31, 2016, interest related to unrecognized tax benefits was RMB 1.29 million and RMB 0.69 million, respectively, which was recorded as part of the income tax payable and income tax expense in the combined and consolidated financial statements.

The Group’s only major jurisdiction is China where tax returns generally remain open and subject to examination by tax authorities for tax years 2011 onwards.

Prior to the Reorganization, the combined financial statements include the combined financial position and results of the Transferred Entities. Upon the consummation of the Reorganization on November 18, 2015, all of the retained earnings accumulated prior to the Reorganization was declared and paid or payable to a wholly-owned PRC subsidiary of Win Yin, for which no withholding tax was required.

YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

23.                     INCOME TAXES (CONTINUED)

The Group has considered temporary differences on the book to tax differences pertaining to all investment in subsidiaries including the determination of the indefinite reinvestment assertion that would apply to each foreign subsidiary following the Reorganization.  The Group evaluated each entity’s historical, current business environment and plans to distribute RMB 100 million from the net income recognized during the year ended December 31, 2016 and indefinitely reinvest the remaining earnings accumulated after the Reorganization in its respective jurisdiction for purpose of future business expansion.

As of December 31, 2015 and 2016, the gross balance with respect to the undistributed earnings from the foreign subsidiaries is approximately RMB 0.1 billion and RMB 1.0 billion, respectively. The group provided deferred tax liability of RMB 10 million for the expected earnings distribution of RMB 100 million based on the withholding tax rate of 10%. The Group has not provided deferred tax liability for the remaining temporary differences that are indefinitely reinvested. The unrecognized deferred tax liability is approximately RMB 10 million and RMB 100.49 million, respectively. If future changes of business environment makes the Group to change its plan to allow some or all of the undistributed earnings to be remitted offshore, such temporary difference would become taxable.

24.       EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share for the years ended December 31, 2014, 2015 and 2016. The basic weighted average number of ordinary shares for the years ended December 31, 2014 and 2015 are based on the 1,000,000,000 ordinary shares issued by Yintech upon the consummation of the Reorganization on November 18, 2015, as if those shares were issued as of the earliest date presented.

	Year ended December 31,
	2014	2015	2016	2016
	RMB	RMB	RMB	(Note2) USD
				Unaudited
Net Income attributable to Yintech	481,957	403,015	930,668	134,043
Basic weighted average number of ordinary shares outstanding	1,000,000,000	1,000,000,000	1,178,140,974	1,178,140,974
Effect of dilutive share options and RSUs	8,572,887	52,614,121	69,590,143	69,590,143
Dilutive weighted average number of ordinary shares	1,008,572,887	1,052,614,121	1,247,731,117	1,247,731,117
Basic earnings per share	0.48	0.40	0.79	0.11
Diluted earnings per share	0.48	0.38	0.75	0.11

YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands)

25.                     EQUITY SETTLED SHARE-BASED TRANSACTIONS

Win Yin granted stock options and restricted share units (“RSUs”) on Win Yin’s shares to certain directors, eligiable person and employees of the Transfered Entities. Compensation cost related to the grant of the share options and RSUs are recorded as expense with a corresponding credit to equity.

Pursuant to the Reorganization completed on November 18, 2015, Yintech became the holding company of the Transferred Entities and the Group. In connection with the Reorganization, Yintech issued stock options and RSUs on its shares to the Group’s employees as replacement of the stock options and RSUs issued by Win Yin. The terms and conditions of the stock options, such as vesting and exercisability, remain the same.

(a)         Stock option

In 2014, Win Yin granted a total of 46,524,100 stock options to certain directors, eligible person and employees. No stock options were granted in 2015. In 2016, Yintech granted a total of 63,741,271 stock option to certain directors, eligible person and employees. The stock options are vested during the vesting period, subject to the fulfillment of certain operational and/or financial performance targets as set by the Board, if any, that are probable of being met. Upon vesting, each stock option shall be entitled to the purchase of one ordinary share in the share capital of Yintech before it lapses.

Stock option activity during the periods indicated is as follows:

				Weighted
		Weighted		average
		average		remaining	Aggregate
	Number	exercise		contractual	intrinsic
	of options	price		term	value
Balance at January 1, 2014	36,771,900	USD	0.163	6.17	—
Granted	46,524,100	USD	0.163	7.86	46,571
Exercised	—		—	—	—
Forfeited	—		—	—	—
Expired	—		—	—	—
Balance at December 31, 2014	83,296,000	USD	0.163	6.67	83,379
Exercisable at December 31, 2014	—		—	—	—
Balance at January 1, 2015	83,296,000	USD	0.163	6.67	83,379
Granted	—		—	—	—
Exercised	—		—	—	—
Forfeited	(4,639,500)	USD	0.163	6.92	(7,504)
Expired	—		—	—	—
Balance at December 31, 2015	78,656,500	USD	0.163	5.60	127,216
Exercisable at December 31, 2015	—		—	—	—
Balance at January 1, 2016	78,656,500	USD	0.163	5.60	127,216
Granted	63,741,271	USD	0.565	6.25	113,018
Exercised	(9,549,860)	USD	0.163	—	(43,562)
Forfeited	(9,447,057)	USD	0.174	4.52	(42,382)
Expired	—		—	—	—
Balance at December 31, 2016	123,400,854	USD	0.370	5.38	385,869
Exercisable at December 31, 2016	40,422,998	USD	0.163	3.55	126,401

YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands)

25.                     EQUITY SETTLED SHARE-BASED TRANSACTIONS (CONTINUED)

(a)         Stock option (continued)

The weighted average grant date fair value of options granted during the years ended December 31, 2014 and 2016 was RMB 51.90 million and RMB 15.19 million, respectively. The Company didn’t grant any stock options in 2015 due to the Reorganization.

At December 31, 2016, there was RMB 22.54 million of total unrecognized compensation cost related to unvested stock options. That cost is expected to be recognized over a weighted average period of 1.51 years, respectively. During the years ended 2014, 2015 and 2016, compensation cost recognized in earnings in relation to stock options are RMB 6.95 million, RMB 21.21 million and RMB 23.18 million, respectively. No tax benefit was recognized on the share-based compensation.

Fair value of share options and assumptions

The estimate of the fair value of the share options granted is measured based on a binomial lattice model. The contractual life of the share option is used as an input into this model. Expectations and staff turnover rate are incorporated into the binomial lattice model.

	2014	2015	2016
	RMB	RMB	RMB

Expected volatility (expressed as weighted average volatility)	39.53%	—	48.44%
Option life	6.97-8.97	—	5.97-8
Expected dividends	—	—	0-1.8%
Risk-free interest rate	1.41%-1.61%	—	1.43%-1.94%

Because Yintech’s shares did not have a trading history at the time the options were issued, the expected volatility was based on the historical volatilities of comparable publicly traded companies engaged in the similar industry. Changes in the subjective input assumptions could materially affect the fair value estimate.

Share options were granted under a service condition. This condition has not been taken into account in the grant date fair value measurement of the services received. There was no market conditions associated with the share option grants.

YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands)

25.                     EQUITY SETTLED SHARE-BASED TRANSACTIONS (CONTINUED)

(b)         Restricted share units

In 2015, Win Yin granted a total of 12,665,000 RSUs to certain directors, eligible person and employees. In 2016, Yintech granted a total of 31,924,995 RSUs to certain directors, eligible person and employees. The RSUs are vested during the vesting period, subject to the fulfillment of certain operational and/or financial performance targets as set by the Board, if any, that are probable of being met. Upon vesting, each RSU shall be entitled to the transfer or issue of one ordinary share in the share capital of Yintech.

			Weighted
		Weighted	average
		average	remaining	Aggregate
	Number	exercise	contractual	intrinsic
	of units	price	term	value
Balance at January 1, 2015	—	—		—
Granted	12,665,000		2.21	33,857
Exercised	—	—	—	—
Forfeited	(2,875,125)	—	1.25	(7,686)
Expired	—	—	—	—
Balance at December 31, 2015	9,789,875	—	1.25	26,171
Exercisable at December 31, 2015
Balance at January 1, 2016	9,789,875	—	1.25	26,171
Granted	31,924,995		0.24	181,757
Exercised	(2,452,960)	—	—	(13,965)
Forfeited	(3,723,826)	—	1.21	(21,201)
Expired	—	—	—	—
Balance at December 31, 2016	35,538,084	—	1.16	202,328
Exercisable at December 31, 2016

The weighted average grant date fair value of RSUs granted during the years ended December 31, 2015 and 2016 was RMB 23.40 million and RMB 118.76 million. As of December 31, 2016, there was RMB 5.38 million of total unrecognized compensation cost related to unvested RSUs.  That cost is expected to be recognized over a weighted average period of 1.43 years. In 2015 and 2016, compensation cost recognized in earnings in relation to RSUs is RMB 9.77 million and RMB 140.63 million, respectively. No tax benefit was recognized on the share-based compensation.

YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands)

26.                     RELATED PARTY TRANSACTIONS

Amount due to related parties consists of:

	Note	December 31,
		2015	2016	2016
		RMB	RMB	(Note2) USD
				Unaudited
Borrowings from related parties	(a)	118,880	—	—
Total		118,880	—	—

(a)             Borrowings

On December 14, 2015, a shareholder loan of USD 39.39 million was extended to Yintech by Founding Shareholders to increase the working capital of Yintech. On the same date, the loan was waived in full by the Founding Shareholders and USD 39.39 million was recorded as additional paid-in capital of Yintech.

Also in December 2015, the Group received non-interest bearing loans of RMB 118.88 million from a Founding Shareholder. These borrowings from related parties, are unsecured, interest free and have no fixed repayment terms. The borrowings were subsequently repaid in February 2016.

During the years ended 2014, 2015 and 2016, an imputed interest expense of RMB 0.28 million, RMB 0.23 million and nil were recorded as an addition to additional paid-in capital based on the tenor of the borrowings and the effective interest rate with reference to the basic lending rate published by the PBOC, respectively.

(b)             Sales of application service

In 2014,  2015 and 2016, Yin Tian Xia Technology sold application service totaling RMB 1.80 million, RMB 7.83 million and nil to entities wholly owned by the Founding Shareholders, respectively. The amounts were fully received in 2015.

27.                     SUBSEQUENT EVENTS

Management has considered subsequent events through April 24, 2017, which was the date these consolidated financial statements were issued.

On March 8, 2017, upon the approval of the Company’s Board of Directors, the Company declared an annual dividend of USD 0.80 per ADS to shareholders of record as of the close of business on March 23, 2017, representing RMB 385 million in total.

On April 24, 2017, the Group was notified by the Guangdong Exchange that it will terminate the trading of all the current products on May 6, 2017. As a result, the Group will no longer be able to generate revenue from the business carried out on the Guangdong Exchange after May 6, 2017. Revenue recognized and related to the business carried out on the Guangdong Exchange accounted for approximately 41% of the Group’s total revenue for the year ended December 31, 2016.