Form 20-F
period 2017-12-31
Yintech Investment Holdings Ltd
filed 2018-04-27
CIK 1661125

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2017.

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 001-37750

Yintech Investment Holdings Limited
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

3rd Floor, Lujiazui Investment Tower
No.360 Pudian Road
Pudong District, Shanghai, 200125
People’s Republic of China
(Address of principal executive offices)

Hongchen Yu, Interim Chief Financial Officer, Telephone: +86 21-2028-9009

Email: hongchen.yu@yintech.cn

3rd Floor, Lujiazui Investment Tower

No.360 Pudian Road

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

1,413,951,095 ordinary shares, par value US$0.00001 per share, as of December 31, 2017.

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

☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards* provided pursuant to Section 13(a) of the Exchange Act. ☐

†The term ‘‘new or revised financial accounting standard’’ refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

☒ U.S. GAAP	☐ International Financial Reporting Standards as issued by the International Accounting Standard Boards	☐ Other

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

•                  “ADSs” refers to our American depositary shares, each of which represents 20 ordinary shares, and “ADRs” refers to the American depositary receipts that evidence our ADSs;”BVI” refers to the British Virgin Islands;

•                  “China” or “PRC” refers to the People’s Republic of China, excluding, for purposes of this annual report, Hong Kong, Macau and Taiwan;

•                  “equity” refers to, with respect to online commodities trading, the value of a trading participant’s account, which is the net aggregate of its deposits, withdrawals, closed positions and open positions;

•                  “hedge” refers to economic hedging transaction we enter into with various counterparties to manage our market risk exposure;

•                  “liquidation” refers to, with respect to online commodities trading, the mandatory termination and  settlement of a trading participant’s positions by the exchanges;

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

•                  “RMB” or “Renminbi” refers to the legal currency of China;

•                  “spread fee” refers to the difference, as set by the exchanges, between customers’ buying and selling prices quoted by the exchanges, which can be expressed either as a fixed amount per weight unit or a fixed percentage of the notional transaction value;

•                  “tradable account” refers to a customer account that has been activated for trading of spot and futures commodities contracts and has remained tradable as of the end of a given period; and

•                  “U.S. dollars,” “US$” or “dollars” refers to the legal currency of the United States.

This annual report on Form 20-F contains translations of certain RMB amounts into U.S. dollars at specified rates. For amounts not recorded in our combined and consolidated financial statements included elsewhere in this annual report, unless otherwise stated, all translation of financial data has been made at RMB6.5063 to US$1.00, the noon buying rate in effect on December 29, 2017, being the last business day in 2016, as set forth in the H.10 Statistical Release of the Federal Reserve Board. We make no representation that the RMB or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all. On April 20, 2018, the noon buying rate was RMB6.2945 to US$1.00.

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

PART I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not Applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3. KEY INFORMATION

A.                 SELECTED FINANCIAL DATA

As Yintech is a holding company with no substantial operation, the financial statements prior to the reorganization were prepared by combining and consolidating all of the operating entities which were subsequently transferred to Yintech in connection with the reorganization that was completed on November 18, 2015. Prior to and following the reorganization, the operating entities are subject to identical ultimate ownership and we presented the combined and consolidated financial statements of the operating entities in a manner similar to pooling of interests. We present below our selected combined and consolidated financial and operating data for the periods indicated. The following table presents the selected combined and consolidated financial information for our company. The combined and consolidated statements of comprehensive income data for the three years ended December 31, 2015, 2016 and 2017 and the consolidated balance sheet data as of December 31, 2016 and 2017 have been derived from our audited combined and consolidated financial statements, which are included in this annual report beginning on page F-1. Our historical results do not necessarily indicate results expected for any future period. The selected combined and consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited combined and consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below. Our audited combined and consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

Combined and Consolidated Statements of Comprehensive Income Data

	For the Year Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
	Combined and Consolidated	Consolidated	Consolidated	Consolidated (unaudited)
	(in thousands, except per share data)
Revenues
Commissions and fees, net	990,698	2,547,043	2,198,575	337,915
Trading gains/(losses), net	166,428	12,563	40,554	6,233
Interest and investment income	4,443	4,365	5,406	831
Other revenues	84,305	155,570	204,411	31,417
Total revenues	1,245,874	2,719,541	2,448,946	376,396
Expenses
Employee compensation and benefits	(388,168)	(839,024)	(1,066,553)	(163,926)
Advertising and promotion	(221,859)	(554,291)	(424,865)	(65,301)
Information technology and communications	(32,803)	(40,905)	(41,170)	(6,328)
Occupancy and equipment rental	(41,950)	(76,594)	(123,680)	(19,009)
Taxes and surcharges	(21,711)	(30,748)	(21,080)	(3,240)
Intangible assets amortization	—	(19,081)	(56,547)	(8,691)
Other expenses	(54,164)	(107,766)	(78,509)	(12,066)
Total expenses	(760,655)	(1,668,409)	(1,812,404)	(278,561)
Income before income taxes	485,219	1,051,132	636,542	97,835
Income taxes	(82,204)	(125,430)	(169,556)	(26,060)
Net income	403,015	925,702	466,986	71,775
Less: Net loss attributable to non-controlling interests	—	(4,966)	(13,678)	(2,102)
Net income attributable to Yintech	403,015	930,668	480,664	73,877
Earnings per share(1)
Basic	0.40	0.79	0.34	0.05
Diluted	0.38	0.75	0.33	0.05
Other comprehensive income
Unrealized gains on available-for-sale investments , net of nil income taxes	—	—	(800)	(123)
Foreign currency translation adjustment	1,241	42,696	(18,714)	(2,876)
Comprehensive income	404,256	968,398	447,472	68,776
Comprehensive income attributable to non-controlling interests	—	(4,966)	(13,678)	(2,102)
Comprehensive income attributable to Yintech	404,256	973,364	461,150	70,878

(1)         Basic and diluted earnings per share for the year ended December 31, 2015, for which the basic average number of common share is based on the 1,000,000,000 common shares issued by our company upon the consummation of the reorganization on November 18, 2015, as if those shares were issued as of the earliest date presented. For details, please refer to the annual report for the year ended December 31, 2015 beginning on page F-1.

Consolidated Balance Sheet Data

	As of December 31,
	2016	2017
	RMB	RMB	US$
	Consolidated	Consolidated	Consolidated (unaudited)
	(in thousands)
Assets
Cash	1,541,241	690,478	106,125
Entrusted bank balances held on behalf of customers	—	150,452	23,124
Short-term investments	218,940	1,212,006	186,282
Deposits with clearing organizations	265,807	1,152	177
Derivative assets	45,569	—	—
Equipment and leasehold improvements	37,594	39,214	6,027
Deferred tax assets	59,551	34,431	5,292
Goodwill	1,069,603	1,096,972	168,602
Accounts receivable	109,497	171,156	26,306
Intangible assets	417,257	433,983	66,702
Other assets	154,822	311,281	47,843
Total assets	3,919,881	4,141,125	636,480
Liabilities and Shareholders’ Equity

Accounts payable (including accounts payable of the consolidated variable interest entities (“VIE”) and VIE’s subsidiaries without recourse to the Company of nil and RMB1,985 thousand as of December 31, 2016 and 2017, respectively)	15,274	197,516	30,358
Accrued employee benefits (including accrued employee benefits of the consolidated VIE and VIE’s subsidiaries without recourse to the Company of nil and RMB12,299 thousand as of December 31, 2016 and 2017, respectively)	231,376	142,085	21,838
Income tax payable (including income tax payable of the consolidated VIE and VIE’s subsidiaries without recourse to the Company of nil and RMB5,522 thousand as of December 31, 2016 And 2017, respectively)	145,049	73,458	11,290
Deferred tax liability	108,694	106,315	16,340
Other liabilities (including other liabilities of the consolidated VIE and VIE’s subsidiaries without recourse to the Company of nil and RMB8,625 thousand as of December 31, 2016 And 2017 respectively)	103,507	45,553	7,002
Total liabilities	603,900	564,927	86,828
Shareholders’ Equity
Ordinary shares, USD 0.00001 par value. 3,000,000,000 authorised, 1,377,708,575 shares issued and outstanding as of December 31, 2016; 1,425,282,175 shares issued and 1,413,951,095 shares outstanding as of December 31, 2017	90	93	14
Treasury stock (nil and 11,331,080 shares as of December 31, 2016 and 2017, respectively)	—	(36,973)	(5,683)
Additional paid-in capital	2,236,778	2,058,312	316,357
Retained earnings	1,035,861	1,516,525	233,086
Accumulated other comprehensive income	43,937	24,423	3,754
Equity attributable to non-controlling interests	(685)	13,818	2,124
Total shareholders’ equity	3,315,981	3,576,198	549,652
Total liabilities and shareholders’ equity	3,919,881	4,141,125	636,480

Summary Operating Data

The following table presents our summary operating data for the periods indicated:

	As of December 31,
	2015	2016	2017
Tradable accounts(1)	50,598	143,539	108,850

(1)         Tradable accounts refer to accounts that have been activated and have remained tradable as of the end of the period.

	For the Year Ended December 31,
	2015	2016	2017
Active accounts(2)	24,453	73,078	121,410

	RMB	RMB	RMB	US$
Customer trading volume (in millions)	659,709	2,978,321	3,841,069	590,361

(1)         Refers to a regular customer account that has been activated for trading of spot and futures commodities contracts and has remained tradable as of the end of the given period. Total number of tradable accounts as of December 31, 2017 excluded customer accounts on the Tianjin Precious Metals Exchange and the Guangdong Precious Metals Exchange.

(2)         Active accounts refer to tradable accounts that have executed at least one trade during the period.

EXCHANGE RATE INFORMATION

Our business is primarily conducted in China and substantially all of our revenues and expenses are denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On April 20, 2018, the daily exchange rate reported by the Federal Reserve Board was RMB6.2945 to US$1.00.

The following table sets forth information concerning exchange rates between Renminbi and the U.S. dollar for the periods indicated.

	Exchange Rate
Period	Period End	Average(1)	High	Low
	(RMB per US$1.00)
2012	6.2301	6.2990	6.3879	6.2221
2013	6.0537	6.1412	6.2438	6.0537
2014	6.2046	6.1704	6.2591	6.0402
2015	6.4778	6.2869	6.4896	6.1870
2016	6.9430	6.6400	6.9580	6.4480
2017	6.9575	6.7569	6.9575	6.4773
October	6.6533	6.6254	6.6533	6.5712
November	6.6018	6.6200	6.6385	6.5967
December	6.6137	6.5932	6.6210	6.5063
2018
January	6.2841	6.4233	6.5263	6.2841
February	6.3280	6.3183	6.3471	6.2649
March	6.2726	6.3174	6.3565	6.2685
April (through April 20)	6.2945	6.2859	6.3045	6.2655

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

D.                 RISK FACTORS

Risks Related to Our Business and Industry

We operate on the Shanghai Gold Exchange, which provides trading platform and sets trading model and rules, and any change in such trading model or rules or any adverse development on the exchange could adversely affect our revenue and profitability.

We operate on the Shanghai Gold Exchange, which provides trading platform and sets trading model and rules for all participants on the exchanges. For a detailed description of the trading models and rules for the Shanghai Gold Exchange, please see “Item 4. Information on the Company—B. Business—Commodities Services—Spot Commodities Trading” If, for example, the Shanghai Gold Exchange was to change its trading models, or change the features associated with its current trading models, we may need to adjust our business model accordingly.

In addition, the Shanghai Gold Exchange formulates its trading rules covering various aspects of spot commodity trading, including but not limited to, commission and fee standards, leverage ratio, trade settlement procedures, membership qualifications, risk control mechanism, as well as information management. The max level of our trading commissions generated from spot commodities services we provided on the Shanghai Gold Exchange include is set by the Shanghai Gold Exchange. If the Shanghai Gold Exchange was to reduce such fee levels, for one purpose or another, our revenue and profit may suffer. If the Shanghai Gold Exchange was to lower the maximum leverage ratio, it would reduce the maximum notional value of transaction a customer can conduct with a given amount of trading deposit, which may negatively affect our customers’ trading volume, thus negatively impact our commissions and fees as they are earned based on our customers’ trading volume. A lower maximum leverage ratio may negatively impact our customers’ trading volume and our commissions and fees. Any material changes in the trading models or rules of the Shanghai Gold Exchange may affect our business model, revenue composition, expenses associated with our operation, as well as costs to comply with new rules, which may adversely affect our results of operations and business.

In addition, the Shanghai Gold Exchange is subject to certain risks of its own, including customer default risks, risks of IT system failures or malfunctions and other operational risks. For instance, since all trading orders from us and our customers are executed through the Shanghai Gold Exchange’s trading system, we are highly dependent on the IT system of the Shanghai Gold Exchange, and any interruption, malfunction or failure of the Shanghai Gold Exchange’s system could prevent individual customers from placing their orders timely, or result in erroneous execution of the customer’s trading orders. Any adverse change to the operations of the Shanghai Gold Exchange may adversely affect our results of operations and business prospects.

Our futures commodities trading business is subject to extensive and evolving regulatory requirements in China, any non-compliance with or changes in which may affect our business operations and prospects.

The PRC futures industry is highly regulated. Futures companies and other financial institutions that operate in this industry are subject to laws and regulations in various respects, including in relation to licensing, scope of permitted products and services, capital adequacy as well as trading and payment methods.

The regulatory authorities in China may conduct periodic inspections, examinations and inquiries in respect of our compliance with relevant regulatory requirements. Such laws and regulations may potentially impose additional costs on our business, increase the regulatory and compliance complexity of our operations, and reduce the demand for our services. There is no assurance that we will be able to comply fully with all the relevant laws and regulations. Any breach or non-compliance may result in sanctions, fines, penalties or other disciplinary actions

Moreover, the relevant rules and regulations in the futures industry may change from time to time based on the development of the futures markets or otherwise. New legislation, rules and regulations and changes in the interpretation or enforcement of existing ones may impact our business strategies, operations and prospects. In addition, changes in the rules and regulations could result in limitations on the business lines that we may conduct or modifications to our business practices or additional costs, which may materially and adversely affect our financial condition and results of operations.

Our customer trading volume in our commodities services sector is influenced by the general trading activities in the online spot commodity trading market and futures commodities market, which may be impacted by competing investment products, economic and market conditions and other factors that are beyond our control.

Our revenue generated from our commodities services sector depends in part on our customer trading volume, which is influenced by the general trading activities in the online spot commodity trading market and futures commodities market. Online commodities trading faces competition from other traditional investment products, including but not limited to, stock, wealth management products, as well as online finance products such as peer-to-peer lending and other investment products. These alternative investment products may divert investors from or reduce their activity levels in online commodities trading, which may adversely affect our trading volume, revenue and business.

In addition, the general trading activities in the commodities trading market may be impacted by movements and trends in the world’s commodity markets. Customer trading activities are to some extent influenced by the changes in commodity prices in international and domestic commodity markets. Periods of increased fluctuations of commodity prices often coincide with larger amount of trading volume by our customers. As a result, period to period comparison of our results of operations may not be meaningful and our future operating results may be subject to significant fluctuations. The general trading activities in our industry are also directly affected by factors such as economic and political conditions, macro trends in business and finance, investors’ interest level in commodity trading and legislative and regulatory changes. Any one or more of these factors, or other factors, may reduce the trading activity level in online commodities trading industry and adversely affect our business and results of operations and cash flows.

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

We face intense competition in the industry of providing investment and trading services to individual investors in China, and if we do not compete effectively, our results of operations and our business prospects may be adversely affected.

We provide investment and trading services to individual investors in China and we encounter intense competition in all of our business lines. There is a variety of financial institutions in the PRC that provide investment and trading services to individual investors. We compete primarily with PRC commercial banks, securities firms, trust companies, funds and emerging internet-based financial companies. Our competitors may compete with us in the following ways:

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

Some of the competitors may have greater financial resources or a larger customer base than we do, and if we fail to compete effectively, our market position, business prospects and results of operations would be adversely affected.

Our securities services business could be materially and adversely affected if we fail to generate reliable data and price quotes or other trading related information on a real-time basis from the stock exchanges, or if we cannot maintain our current business relationships with our historical data providers on commercially reasonable terms.

We rely on the real-time stock, bond and mutual fund quotes and other trading related information from the Shanghai and Shenzhen Stock Exchanges and any future securities exchanges in China. If the stock exchanges fail to share reliable price quotes or other trading related information on a real-time basis, it would be difficult for us to receive reliable real-time price quotes and other trading related information from a different source, which could materially and adversely affect our business.

Additionally, we cannot assure you that we will be able to enter into or maintain our business arrangements with our current primary and backup data providers on commercially reasonable terms or at all. In this case, it could take time for us to locate alternative providers of comprehensive historical data and information on commercially reasonable terms, which could cause disruptions to our operations and adversely affect our business. Even if we are able to find alternative data providers, they may fail to deliver to us reliable and comprehensive data and information in accordance with our specifications and requirements, which could materially and adversely affect our business.

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

We commenced our operation on the Shanghai Gold Exchange in November 2015, when we had our first customer on it. Besides our relatively limited track record, we have a limited operating history upon which you can evaluate our performance and prospects. Our performance and prospects may be materially and adversely affected by the risks, expenses and difficulties frequently encountered in a new business in a new and rapidly evolving industry characterized by intense competition and evolving regulatory oversight and rules.

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

Similar to other providers of online commodities trading services, our customer base comprises of individual customers who tend to trade in the commodities market only for short periods of time. Although we offer services designed to educate, support and retain our customers, our efforts to attract new customers or reduce the attrition rate of our existing customers may not be successful. If we were unable to maintain or increase our customer retention rates or generate new customers in a cost-effective manner, our business, financial condition and results of operations would likely be adversely affected. Historically, we incurred RMB221.9 million, RMB554.3 million and RMB424.9 million (US$65.3 million) in advertising and promotion expenses, representing 17.8%, 20.4% and 17.3% of our revenues in the year of 2015, 2016 and 2017, respectively. Although we have spent significant financial resources on advertising and marketing expenses and plan to continue doing so, these efforts may not be cost-effective to attract new customers. If we are unable to develop new customers in a cost-effective way, our profitability and growth may be adversely affected.

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

From time to time, we may implement new lines of business or offer new services within existing lines of business. We commenced our operation on the Shanghai Gold Exchange in November 2015. In August 2016, we acquired 100% equity interest in Gold Master (HK) Company Limited, which offers online spot commodity trading services to individual customers in PRC on the Shanghai Gold Exchange. We also established Financial Innovation Labs in Shanghai and Boston in November 2016 to focus on areas such as big data, artificial intelligence and trading strategies. Further in 2017, we expanded our business to future commodities trading services and securities services. We may further expand into other business areas in the future. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new services may not be achieved and profitability targets may not prove feasible. External factors, such as compliance with regulations, competition and shifting market preferences, may also impact the successful implementation of a new line of business or a new service. Our personnel and technology systems may fail to adapt to the changes in such new areas or we may fail to effectively integrate new services into our existing operation. In addition, we may be unable to compete effectively due to different competitive landscape in these new areas. Furthermore, any new line of business and/or new service could have a significant impact on the effectiveness of our internal control system. Failure to successfully manage these risks in the development and implementation of new lines of business or new services could have a material adverse effect on our business, results of operations and financial condition.

We depend on key management as well as experienced and capable personnel, and our business may be adversely affected if we are unable to hire and retain qualified employees.

Our key management includes our Chairman and Chief Executive Officer, Mr. Wenbin Chen, our Vice Presidents, Mr. Pingsen Chen, Mr. Jigeng Chen, Mr. Gang Xu, Mr. Qi Feng, Mr. Dikuo Bo and Mr. Zhigang Zhao, and our Interim Chief Financial Officer, Mr. Hongchen Yu. Our continued success is dependent upon the retention of these key management members, as well as a number of other key managerial, marketing, sales, research, technical and operations personnel. We do not have key man insurance and the loss of such key personnel could have a material adverse effect on our business. In addition, our ability to grow our business is dependent, to a large degree, on our ability to retain such key management members and experienced personnel.

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

Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. In the course of auditing our combined and consolidated financial statements for the year ended December 31, 2015 and as of December 31, 2017, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness that was identified related to our lack of sufficient financial reporting and accounting personnel with appropriate experience of U.S. GAAP and SEC reporting requirements and failure to establish and clearly communicate acceptable policies regarding U.S. GAAP financial reporting, which contributed to inadequate controls in the application of accounting policies in the United States. While we have implemented plans to remediate this material weakness, there is no assurance that we will not have material weaknesses or significant deficiencies in the future. Moreover, when we are no longer an emerging growth company under the federal securities laws, our independent registered public accounting firm will be required to issue an attestation report on the effectiveness of our internal control over financial reporting.

Our reporting obligations as a public company will place a strain on our management, operational and financial resources and systems for the foreseeable future. If we fail to timely achieve and maintain the adequacy of our internal control over financial reporting, we may not be able to produce reliable financial reports and will be less able to detect and prevent fraud. In addition, our failure to achieve and maintain effective internal control over financial reporting could prevent us from filing our periodic reports on a timely basis which could result in the loss of investor confidence in the reliability of our financial statements, impair our ability to access the capital markets, harm our business, and negatively impact the trading price of our ADSs.

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

In August 2016, we acquired 100% equity interest in Gold Master, which offers online spot commodity trading services to individual customers in the PRC on the Shanghai Gold Exchange. In July 2017, we established a joint venture with SINA Corporation (NASDAQ: SINA), a leading online media company serving China and the global Chinese communities, to provide financial software, information and services to individual investors. In December 2017, we acquired 100% equity interest in Forthright Securities, which provides brokerage services to individual and institutional customers for a variety of securities and financial products traded on global capital markets. We also entered into securities advisory and asset management business through acquisitions. Any future acquisitions or joint venture may result in significant transaction costs and present new risks associated with entering additional markets or offering new products and integrating the acquired companies or newly established joint ventures. In addition, we may not have sufficient management, financial and other resources to integrate companies we acquire or to successfully operate joint ventures and we may be unable to profitably operate our expanded company. Additionally, any new businesses that we may acquire or joint ventures we may form, once integrated with our existing operations, may not produce expected or intended results.

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

We are an offshore holding company conducting our operations in China through our PRC subsidiaries. Any capital contributions or loans that we, as an offshore entity, make to our PRC subsidiaries that are foreign-invested enterprises, including the proceeds of our initial public offering and private placement, are subject to PRC regulations. Loans made by us to our PRC subsidiaries to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of the State Administration of Foreign Exchange, or SAFE. Currently, our PRC subsidiaries that are foreign-invested enterprises follow the statutory limit for the total amount of foreign debts which is the difference between the amount of total investment as filed with the Ministry of Commerce of the PRC, or MOFCOM, or its local counterpart and the amount of registered capital of such foreign-invested company.

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

In 2015, the SAFE has published the Circular of the State Administration of Foreign Exchange on Reforming the Management Approach regarding the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises, or Circular 19, which has come into effect since June 1, 2015, and the SAFE Circular 142 was repealed simultaneously. According to Circular 19, foreign-invested enterprises are now allowed to convert their registered capital from foreign exchange to RMB and apply such funds to equity investment within the PRC, conditioned upon the investment target’s duly registration with local bank of such domestic reinvestment and open a corresponding special account pending for foreign exchange settlement payment. Further, such conversion will be handled at the bank level and does not need to be approved by SAFE. However, Circular 19 continues to prohibit foreign-invested enterprises from, among other things, using an RMB fund converted from its foreign exchange capital for expenditure beyond its business scope, investment in securities, providing entrusted loans or repaying loans between nonfinancial enterprises or purchasing real estate not for self-use.

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

In 2018, the PBOC has published the Circular of the People’s Bank of China on Further Improving Cross-Border RMB Service Policies to Promote Trade and Investment Facilitation, or PBOC Circular 3. PBOC Circular 3 further facilitates direct investment in RMB of overseas investors. Where the RMB capital and overseas loans of a foreign-invested enterprise are used for wages, travel expenses, and minor purchase and other expenditures, such expenditures to the enterprise’s payment order could be handled directly by the bank on the basis of the three principles for business development. Profits, dividends, and other investment returns legally obtained within China by overseas investors could be settled and freely remitted out of China after examining the relevant supporting materials as required by banks.

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

On July 4, 2014, the SAFE issued the Circular on Several Issues Concerning Foreign Exchange Administration of Domestic Residents Engaging in Overseas Investment, Financing and Round-Trip Investment via Special Purpose Vehicles, or SAFE Circular 37, which replaced the previous Notice on Relevant Issues Concerning Foreign Exchange Administration for Domestic Residents’ Financing and Roundtrip Investment Through Offshore Special Purpose Vehicles, effective on November 1, 2005, or Circular 75. SAFE Circular 37 requires PRC individuals, institutions and foreign individuals who have a habitual residence in the PRC due to economic interests, or collectively referred as the PRC residents, to register with SAFE or its local branches in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests. Such offshore entity is referred to as an offshore special purpose vehicle. In addition, such PRC residents must update their foreign exchange registrations with SAFE when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC residents, name and operation term), increases or decreases in investment amount, share transfers or exchanges, or mergers or divisions.

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

Shanghai Yin Sai Computer Technology Co., Ltd. (“Yin Sai”, formerly known as “Yin Tian Xia Technology”), Jin Xiang Yin Rui and Rong Jin Hui Yin were indirectly controlled by our ultimate individual beneficial owners, Mr. Wenbin Chen, Mr. Ming Yan and Ms. Ningfeng Chen, through nominee shareholders arrangements before these companies became wholly owned subsidiaries of offshore holding companies. After a series of restructurings in the following years, Qian Zhong Su acquired these three companies and now they are indirectly owned by our ultimate individual beneficial owners through an offshore holding company. Our ultimate individual beneficial owners have contacted local SAFE to make the applications under SAFE Circular 37 and other related rules, but were informed that their application would not be accepted in practice due to the previous nominee shareholder arrangements, based upon which our PRC counsel advises us that the possibility of SAFE restrictions and penalties is remote as the failure to register was not intended by our shareholders but due to legal impracticality. Although our ultimate individual beneficial owners have undertaken to complete such registration as soon as the local SAFE would accept such applications, the timeframe for such registration remains unknown until new policies or practical guide lines explicitly allow or waive registrations made by companies with historical nominee shareholder arrangements. Although we are not currently prohibited from or limited in distributing dividends or profits to offshore entities, we may be so prohibited or limited in the future, which may negatively affect our financial conditions and results of operations, as well as our ability to distribute dividends to our investors.

If the PRC government deems that the contractual arrangements in relation to Ran Yu, Bei Xun and Hong Feng, our consolidated variable interest entities, do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Foreign ownership of certain business in PRC is subject to restrictions under current PRC laws and regulations. For example, foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider (except e-commerce) and any such foreign investor must have experience in providing value-added telecommunications services overseas and maintain a good track record in accordance with the Guidance Catalog of Industries for Foreign Investment promulgated in 2007, as amended in 2011, in 2015 and in 2017, respectively, and other applicable laws and regulations.

We are a Cayman Islands company and our PRC subsidiaries are considered foreign invested enterprises. To comply with PRC laws and regulations, we conduct certain operations in China through a series of contractual arrangements entered into among Shanghai Xie Luo Information Technology Co., Ltd., or Xie Luo, and three onshore VIE Entities and their respective shareholders in PRC, specifically as follows: (1) Xie Luo, Shanghai Ran Yu Information Technology Co., Ltd., or Ran Yu, and the shareholders of Ran Yu, entered into on January 3, 2017, (2) Xie Luo, Shanghai Bei Xun Industry Co., Ltd., or Bei Xun, and the shareholders of Bei Xun, entered into on July 1, 2017, and (3) Xie Luo, Shanghai Hong Feng Assets Management Co., Ltd., or Hong Feng, and the shareholders of Hong Feng, entered into on October 17, 2017 (Ran Yu, Bei Xun and Hong Feng, as our consolidated variable interest entities, together referred to as the “VIE Entities”, each a “VIE Entity”). As a result of these contractual arrangements, we exert control over the VIE Entities and will consolidate their operating results in our financial statements under U.S. GAAP beginning with our financial statements for the fiscal year ending December 31, 2017.

In the opinion of our PRC counsel, King & Wood Mallesons, our current ownership structure, the ownership structure of Xie Luo, the VIE entities, and the current contractual arrangements among Xie Luo, the VIE Entities and their respective shareholders (as applicable) are not in violation of PRC laws and regulations currently in effect; and these contractual arrangements constitute legal, valid, and binding obligations upon the parties thereto. However, King & Wood Mallesons has also advised us that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations and there can be no assurance that the PRC government will ultimately take a view that is consistent with the opinion of our PRC counsel.

It is uncertain whether any new PRC laws, rules or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. In particular, in January 2015, the Ministry of Commerce, or MOC, published a discussion draft of the proposed Foreign Investment Law for public review and comments. Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company is considered a foreign invested enterprise, or an FIE. Under the draft Foreign Investment Law, variable interest entities would also be deemed as FIEs, if they are ultimately “controlled” by foreign investors, and be subject to restrictions on foreign investments. However, the draft law has not taken a position on what actions will be taken with respect to the existing companies with the “variable interest entity” structure, whether or not these companies are controlled by Chinese parties. It is uncertain when the draft would be signed into law and whether the final version would have any substantial changes from the draft. If the ownership structure, contractual arrangements and business of our company, Xie Luo, or the VIE Entities are found to be in violation of any existing or future PRC laws or regulations, or we fail to obtain or maintain any of the required permits or approvals, the relevant governmental authorities would have broad discretion in dealing with such violation, including levying fines, confiscating our income or the income of Xie Luo, or the VIE Entities, revoking the business licenses or operating licenses of Xie Luo, or the VIE Entities, shutting down our servers or blocking our online platform, discontinuing or placing restrictions or onerous conditions on our operations, requiring us to undergo a costly and disruptive restructuring, restricting or prohibiting our use of proceeds from our initial public offering to finance our business and operations in China, and taking other regulatory or enforcement actions that could be harmful to our business. Any of these actions could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. If any of these occurrences results in our inability to direct the activities of the VIE Entities, and/or our failure to receive economic benefits from the VIE Entities, we may not be able to consolidate its results into our consolidated financial statements in accordance with U.S. GAAP.

We rely on contractual arrangements with the VIE Entities, and their respective shareholders for a portion of our business operations, which may not be as effective as direct ownership in providing operational control.

We expect to rely on contractual arrangements with the VIE Entities and their respective shareholders in some operations. These contractual arrangements may not be as effective as direct ownership in providing us with control over our consolidated variable interest entity. For example, the VIE Entities and their respective shareholders could breach their contractual arrangements with us by, among other things, failing to conduct its operations, including maintaining our website and using the domain names and trademarks, in an acceptable manner or taking other actions that are detrimental to our interests.

If we had direct ownership of the VIE Entities, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of the VIE Entities, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by the VIE Entities and their respective shareholders of their obligations under the contracts to exercise control over the VIE Entities. The shareholders of the VIE Entities may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate our business through the contractual arrangements with the VIE Entities. Although we have the right to replace any shareholder of the VIE Entities under the contractual arrangement, if any shareholder of the VIE Entities is uncooperative or any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC laws and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. See “—Any failure by the VIE Entities, or their respective shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business” below. Therefore, our contractual arrangements with the VIE Entities, our consolidated variable interest entity, may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership would be.

Any failure by the VIE Entities, or their respective shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.

If the VIE Entities, or their respective shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC laws, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective under PRC laws. For example, if the shareholders of the VIE Entities were to refuse to transfer their equity interest in the VIE Entities to us or our designee if we exercise the purchase option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations.

All the agreements under our contractual arrangements are governed by PRC laws and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a consolidated variable interest entity should be interpreted or enforced under PRC laws. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC laws, rulings by arbitrators are final and parties cannot appeal arbitration results in court unless such rulings are revoked or determined unenforceable by a competent court. If the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our consolidated variable interest entities, and our ability to conduct our business may be negatively affected.

The shareholders of the VIE Entities may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

We have designated individuals who are PRC citizens to be nominee shareholders of our VIE Entities in China. Among all shareholders of our VIE Entities, Mr. Gang Xu and Mr. Dikuo Bo currently serve as our Vice Presidents. None of the VIE Entities’ shareholders beneficially owns more than one percent of the total outstanding ordinary shares of our company. Their interests in Ran Yu, Bei Xun or Hong Feng may differ from the interests of our company as a whole. These shareholders may breach, or cause Ran Yu, Bei Xun or Hong Feng to breach, the existing contractual arrangements we have with them and the VIE Entities, which would have a material adverse effect on our ability to effectively control the VIE Entities and receive economic benefits from them. For example, the shareholders may be able to cause our agreements with Ran Yu, Bei Xun or Hong Feng to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company, except that we could exercise our purchase option under the exclusive option agreement with these shareholders to request them to transfer all of their equity interests in Ran Yu, Bei Xun or Hong Feng to a PRC entity or individual designated by us, to the extent permitted by PRC laws. If we cannot resolve any conflict of interest or dispute between us and the shareholders of the VIE Entities, we would have to rely on legal proceedings, which could result in the disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Contractual arrangements in relation to the VIE Entities may be subject to scrutiny by the PRC tax authorities and they may determine that we, or the VIE Entities, owe additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. The PRC enterprise income tax law requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its related parties to the relevant tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s length principles. We may face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements between Xie Luo, the VIE Entities, and their respective shareholders were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust any of the VIE Entities’ income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by the VIE Entities for PRC tax purposes, which could in turn increase its tax liabilities without reducing Xie Luo’s tax expenses. In addition, if Xie Luo requests the any shareholder of Ran Yu, Bei Xun or Hong Feng to transfer their equity interests at nominal or no value pursuant to these contractual arrangements, such transfer could be viewed as a gift and subject Xie Luo to PRC income tax. Furthermore, the PRC tax authorities may impose late payment fees and other penalties on the VIE Entities for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if our consolidated variable interest entity’s tax liabilities increase or if it is required to pay late payment fees and other penalties.

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

Our lack of an Internet audio-visual program transmission license may expose us to administrative sanctions, which would materially and adversely affect our business, results of operations and financial condition.

Our lack of an Internet audio-visual program transmission license may expose us to administrative sanctions, which would materially and adversely affect our business, results of operations and financial condition. Pursuant to the Administrative Provisions on Internet Audio-visual Program Service, or the Audio-visual Program Provisions, which was issued by the State Administration of Radio, Film and Television, or SARFT, and Ministry of Industry and Information Technology, or MIIT, on December 20, 2007, coming into effect on January 31, 2008 and amended on August 28, 2015, online transmission of audio and video programs requires an Internet audio-visual program transmission license and online audio-visual service providers must be either wholly state-owned or state-controlled. In a press conference jointly held by SARFT and MIIT to answer questions with respect to the Audio-visual Program Provisions in February 2008, SARFT and MIIT clarified that online audio-visual service providers that had already been operating lawfully prior to the issuance of the Audio-visual Program Provisions may re-register and continue to operate without becoming state-owned or controlled, provided that such providers have not engaged in any unlawful activities. This exemption will not be granted to online audio/video service providers established after the Audio-visual Program Provisions was issued.

While two of our PRC Subsidiaries, Sina Shi Jin (Shanghai) Information Technology Co., Ltd. and Shanghai Fu Dong Culture Media Co., Ltd. have obtained the radio and television program production license from the local counterpart of the SARFT which allows us engaging in the production and distribution business of radio and television programs in PRC, we, however, currently do not possess an Internet audio-visual program transmission license. As a result, the relevant regulatory authorities may find our operations to be in violation of the applicable laws and regulations. We may receive a warning and be ordered to pay a fine of not more than RMB30,000. In the case of severe contravention, we may be ordered to cease transmission of audio and video programs, be subject to a penalty equal to one to two times of our total investment in the affected business and the devices we used for such operation may be confiscated. Furthermore, according to the Audio-visual Program Provisions, the telecommunications administrative authorities may, based on written opinions of SARFT, and in accordance with the relevant laws and regulations on supervision of telecommunications and Internet, close our platform, and order the relevant network operation entity which provides us signal access services to stop such provision of services. Such penalties would materially and adversely affect our business, results of operations and financial condition.

Our lack of a license for provision of the value-added telecommunication services, or the ICP license, may expose us to administrative sanctions, which would materially and adversely affect our business, results of operations and financial condition.

Our lack of an operating license for value-added telecommunication business may expose us to administrative sanctions, which would materially and adversely affect our business, results of operations and financial condition. Pursuant to the Telecommunication Regulation of the People’s Republic of China, or the Telecom Regulations, promulgated by the State Council on September 25, 2000 and later amended on July 29, 2014 and February 6, 2016, “value-added telecommunication services” is defined as telecommunications and information services provided through public networks. According to the Telecom Regulations as well as the Measures on the Administration of Telecommunications Business Operating Licenses, or the Telecom License Measures released by MIIT and became effective on April 10, 2009 and later amended on July 3, 2017 with the effectiveness commencing on September 1, 2017, operators of value-added telecommunications services shall obtain operating licenses prior to commencing operations from the MIIT, or its provincial level counterparts. The Catalogue of Telecommunications Business (2015), or the Catalogue, which was released by MIIT in 2015 and became effective on March 1, 2016, further identifies information services as value-added telecommunications services. Provision of information services including instant message belongs to the second type of value-added telecommunications services.

We currently do not possess the aforementioned ICP license for us to provide the internet information services of instant message, which may result in the determination by relevant regulatory authorities that our provision of such service is considered as in violation of the applicable laws and regulations. Pursuant to the Telecom Regulations and the Telecom License Measures, we may be ordered to rectify such violation and the illegal income will be confiscated; further, a penalty equal to three to five times of the illegal income could be imposed, and in the event the illegal income is lower than RMB50,000, such penalty could be adjusted to the amount between RMB100,000 to RMB1,000,000. Such penalties would materially and adversely affect our business, results of operations and financial condition.

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

In connection with the EIT Law, the Ministry of Finance and SAT jointly issued, on April 30, 2009, the Notice on Issues Concerning Process of Enterprise Income Tax in Enterprise Restructuring Business, or Circular 59. On February 3, 2015, SAT issued the Announcement of the State Administration of Taxation on Several Issues concerning the Enterprise Income Tax on the Indirect Transfers of Properties by Non-Resident Enterprises, or the SAT Announcement 7, partly amended on October 17, 2017 and December 29, 2017. By promulgating and implementing the above, the PRC tax authorities have strengthened their scrutiny over the direct or indirect transfer of equity interest in a PRC resident enterprise by a non-PRC resident enterprise. Pursuant to SAT Announcement 7, if a non-resident enterprise, or referred as a transferor, transfer s its equity in an offshore enterprise which directly or indirectly owns PRC taxable assets, including ownership interest in PRC resident companies, or the Taxable Properties, without a reasonable commercial purpose, such transfer shall be deemed as a direct transfer of such Taxable Properties. The payer, or referred as a transferee, in such transfer shall be the withholding agent, and is obligated to withhold and remit the enterprise income tax to the relevant PRC tax authority. Factors that may be taken into consideration when determining whether there is a “reasonable commercial purpose” include, among other factors, the value constitution of the transferred equity, offshore taxable situation of the transaction, the offshore structure’s economic essence and duration and trading fungibility.

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

Yin Sai, our PRC subsidiary, received the “certified software enterprise” from Shanghai Municipal Commission of Economy and Informatization in August 2014 and “high-tech enterprise” qualification from Shanghai Municipal Commission of Science and Technology, Shanghai Municipal Bureau of Finance, Shanghai Municipal Office of SAT and Shanghai Municipal Bureau of Local Taxation in August 2015. Yin He You, our PRC subsidiary, received the “certified software enterprise” and “certified software products” qualifications from Shanghai Software Industry Association in April 2016 and April 2015, respectively. Gold Master Technology, our PRC subsidiary, received the “certified software enterprise” and “certified software products” qualifications from Shanghai Software Industry Association in December 2016 and October 2016, respectively. Under the relevant PRC laws, regulations and rules, these subsidiaries enjoy certain preferential tax treatments, under which Yin Sai’s income tax rate is 12.5% from 2015 to 2017, Yin He You’s income tax rate is 0% in 2015 and 2016 and 12.5% from 2017 to 2019, and Gold Master Technology’s income tax rate is 0% in 2016 and 2017 and 12.5% from 2018 to 2020. Furthermore, the subsidiaries may be qualified to receive a refund on value added tax, or VAT, from its sale of self-developed and self-produced software products. The refund-upon-collection policy shall be applied to the portion of actual VAT burden in excess of 3% after VAT has been collected at a tax rate of 17%. If the subsidiaries fail to maintain their qualification or if the preferential period expires without being renewed, they may lose the tax preferential treatments, which could have a material adverse effect on our business, financial condition and results of operations.

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

We have entered into leases with various enterprises and individuals for our office space, warehouse, training centers and other purposes. Some of our leases have deficiencies. As of the date of this annual report, in respect of our lease for Shanghai Zhenhua Enterprise Square, with an aggregate of approximately 4,542 square meters, the registered uses for such building and its underlying land do not include use by an industrial or commercial company like ours. Therefore, the lease of such a property to us shall be subject to approval by the competent government authorities and may be subject to payment of premium fees to the government by the lessor. We cannot ensure that the lessor has completed all or any of the necessary formalities with the relevant governmental authorities.

In respect of our lease for Shanghai Shangbo Park with an aggregate of approximately 5,281 square meters, and Fenghua Park with an aggregate of approximately 1,604 square meters, the temporary lease is longer than two years, in violation of relevant land reservation regulation, which subjects us to the risk of lease termination and relocation.

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

The audit report included in this annual report is prepared by an auditor in PRC that is not subject to the inspection by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection.

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

We may grant employee share options and other share-based awards in the future. We will recognize share-based compensation expenses in our combined and consolidated statements of comprehensive income and other comprehensive income in accordance with U.S. GAAP. Any additional grant of employee share options and other share-based awards in the future may have a material adverse effect on our results of operations.

We have adopted and may adopt employee share option plans for the purpose of granting share-based compensation awards to our employees, officers and directors to incentivize their performance and align their interests with ours. As of March 31, 2018, restricted share units and options to purchase 154,262,298 ordinary shares are issued and outstanding under the Amended and Restated 2013 and 2014 Share Scheme and the Pre- IPO RSU Scheme. As a result of the grants, we incurred share-based compensation of RMB163.8 million in 2016 and RMB169.7 million (US$26.1 million) in 2017. For more information on these share incentive plans, see “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.” We expect to continue to incur significant share-based compensation expenses in the future. The amount of these expenses is based on the fair value of the share-based awards. We account for compensation costs for all share options using a fair-value-based method and recognize expenses in our combined and consolidated statements of comprehensive income and other comprehensive income in accordance with U.S. GAAP. The expenses associated with share-based compensation will decrease our profitability, perhaps materially, and the additional awards issued under share-based compensation plans will dilute the ownership interests of our shareholders, including holders of our ADSs. However, if we limit the scope of our share-based compensation plan, we may not be able to attract or retain key personnel who expect to be compensated by share-based awards.

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

Sales of substantial amounts of our ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our ability to raise capital through equity offerings in the future. As of March 31, 2018, we had 1,411,021,835 ordinary shares outstanding. Among these shares, 250,316,620 ordinary shares are in the form of ADSs. All our ordinary shares represented by ADSs were freely transferable by persons other than our directors, executive officers and other affiliates (as that term is defined in the Securities Act) without restriction or additional registration under the Securities Act.  The remaining ordinary shares will be available for sale subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. We may also issue additional options in the future that may be exercised for additional ordinary shares. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs.

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

Our three founders, who are also our major shareholders, including Mr. Wenbin Chen, Mr. Ming Yan and Ms. Ningfeng Chen, own, in the aggregate, approximately 70.9% of our outstanding shares, as of March 31, 2018. These three founders will be in a position to exert significant influence over the affairs of our company and will be able to influence the outcome of any ordinary shareholders’ resolutions, irrespective of how other shareholders vote. The interests of these three shareholders may not necessarily be aligned with the interests of our shareholders as a whole, and this concentration of ownership may also have the effect of delaying, deferring or preventing a change in control of our company.

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

Our company, Yintech, was incorporated on November 4, 2015 in the Cayman Islands. Yintech acquired all of the ordinary shares of Yintech Enterprise from Win Yin Financial on November 6, 2015 at par value. As a result, Qian Zhong Su, Yintech Enterprise’s wholly owned PRC subsidiary, became Yintech’s wholly owned subsidiary. In November 2015, Qian Zhong Su initiated a series of transactions to acquire from our ultimate shareholders, Rong Jin Hui Yin, Jin Xiang Yin, Rui, Yin Sai, and their subsidiaries, as its wholly owned PRC subsidiaries. The acquisitions were completed on November 18, 2015. On November 16, 2015, Qian Zhong Su acquired from third parties Sheng Ding, which commenced operation on the Guangdong Precious Metals Exchange in October 2015, to further expand our business on that exchange. In November and December 2015, we established Jin Dou and Jin Yi to carry out business on the Shanghai Gold Exchange. In March 2016, we acquired 70% equity interest in Da Xiang, which focused on mobile platform based products on the Guangdong Precious Metals Exchange. We have also established additional BVI and Hong Kong subsidiaries under Yintech for future business activities.

In April 2016, we completed an initial public offering of 7,500,000 ADSs (including the ADSs sold in connection with the over-allotment offering), representing 150,000,000 ordinary shares. On April 27, 2016, our ADS were listed on the NASDAQ Global Select Market under the symbol “YIN.” In conjunction with the completion of our initial public offering, we issued and sold 1,164,814,815 ordinary shares via private placement to MeMeStar Limited, a wholly-owned subsidiary of SINA Corporation (NASDAQ: SINA), a leading online media company serving China and the global Chinese communities.

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

In July 2017, we established a joint venture with SINA to provide financial software, information and services to individual investors.

In August and November 2017, we disposed all of our subsidiaries that provided customers with services for the trading of spot commodities on the Guangdong Precious Metals Exchange and the Tianjin Precious Metals Exchange, including Rong Jin Hui Yin, Jin Xiang Yin Rui, Sheng Ding, Da Xiang and Yin Ru Yi.

In December 2017, we acquired 100% equity interest in Forthright Securities Company Limited, which was regulated by the Securities and Futures Commission of Hong Kong, to provide brokerage services to individual and institutional customers for a variety of securities and financial products traded on global capital markets.

In 2017, we have also established and acquired certain subsidiaries to provide futures commodities trading services, securities advisory and information platform services, and asset management services.

Our principal executive offices are located at 3rd Floor, Lujiazui Investment Tower, No.360 Pudian Road, Pudong New Area, Shanghai 200125, People’s Republic of China. Our telephone number at this address is +86-21-2028-9009. Our registered office in the Cayman Islands is located at Walkers Corporate Limited, Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman KY1-9008, Cayman Islands. Our agent for service of process in the United States is Law Debenture Corporate Services Inc., located at 400 Madison Avenue, Suite 4D, New York, New York 10017.

B.                 BUSINESS OVERVIEW

Overview

We are a leading provider of investment and trading services for individual customers in China. We strive to provide best-in-class financial information, investment tools and services to individual customers utilizing the latest financial technology and mobile platform. We have steadily expanded our portfolio of services in order to provide diversified investment choices to our customers with various risk preference. We currently are focused on the provision of (i) commodities services, which include the trading of spot and futures commodities; and (ii) securities services, including securities advisory and information platform services, overseas securities trading services, and asset management services.

We have achieved substantial growth since our commencement of operation in July 2011. Our revenues increased significantly from RMB1,245.9 million in 2015 to RMB2,719.5 million in 2016, and slightly dropped to RMB2,448.9 million (US$376.4 million) in 2017. We recorded net income of RMB403.0 million, RMB925.7 million and RMB467.0 million (US$71.8 million) in 2015, 2016 and 2017, respectively.

Commodities Services

Our commodities services consist of services provided for spot commodities trading on the Shanghai Gold Exchange, futures commodities trading, and our legacy products on the Tianjin Precious Metals Exchange and Guangdong Precious Metals Exchange.

In 2017, we generated net commissions and fees from commodities services of RMB2,177.9 million (US$334.7 million), compared to RMB2,547.0 million in 2016.

Spot Commodities Trading

We facilitate the trading by individual customers of gold, silver and other precious metals and commodities on the Shanghai Gold Exchange, which was established and supervised by the People’s Bank of China.

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

Trading Model

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

Deposit and Cash Settlement

The Shanghai Gold Exchange typically designates one or more banks to serve as depositaries for all trading participants. The Shanghai Gold Exchange opens its segregated deposit accounts and enters into custodian arrangements with such designated banks for fund deposit and withdraw made by its members or members’ customers. A member will enter into a tri-party depositary service agreement with each of its customers and the designated bank, pursuant to which the customers’ accounts will be set up under such member’s account, instead of under the exchange’s account. All customers’ and members’ sub-accounts are segregated from each other and could only be freely withdrawn or funded by the corresponding member or customer, subject to the minimum deposit requirement.

Cash settlement is carried out on a “mark-to-market” basis by the deposit banks according to clearing instructions from the Shanghai Gold Exchange during settlement hours of each trading day. If a customer opens and closes a position on the same day, the profit or loss minus fees and expenses will be credited or debited to the customer’s deposit account. If a position is left open until the next trading day, any profit or loss resulting from holding such position during this trading day will be credited or debited to the deposit account, as if the position had been closed on such day, and immediately reopened on the following day (with no fees or expenses charged to the customer) at the end of this trading day.

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

Main Trading Rules for Individual Customers

The following table summarizes the major trading rules for individual customers of the Shanghai Gold Exchange.

Commodity type	Gold, silver and platinum
Trading direction	Long or short
Mandatory liquidation	Mandatory liquidation on the next day if equity falls below 100% of minimum deposit required, and from largest position to smallest position until the minimum deposit requirement is met
Trading hours	Generally Monday - Friday 09:00 - 11:30, 13:30 - 15:30 and 20:00 - 02:30 next day
Maximum leverage ratio	Depends on commodity type and investment amount, ranging from 11.1:1 to 16.7:1

Futures Commodities Trading

In May 2017, we expanded our commodities trading business from the Shanghai Gold Exchange with the launch of introducing brokerage business for futures commodities trading.

Serving as an introducing broker, we introduce our customers to a number of futures firms that we cooperate with for the engagement of futures brokerage business provided by those futures firms. In the process, we provide following services to such customers we introduced to futures firms: (i) assisting customers in opening futures accounts with the futures firms; (ii) providing clients with updates and information of futures markets; (iii) assisting clients with their risk control and management; and (iv) other related financial services. Through our mobiles apps, customers could receive those services provided by us and put trade orders which will be passed through to futures firms. The futures firms, all of which are supervised by the CSRC and have membership qualifications at China’s three futures commodities exchanges, pass through our customers’ orders to the exchanges and also provide clearing services.

Pursuant to our introducing brokerage agreements with the futures firms, they would pay us commissions and fees based on their commission revenue generated by such customers and their related expenses incurred from the introducing brokerage cooperation.

For our commodities services business, we focus on premier customers and generally require each customer to deposit at least RMB100,000 (US$15,369.7) for account activation. Based on our experience, the total invested amount of a customer is often significantly higher. We believe this strategy helps us focus our resources on providing better services and build a base of customers with greater sophistication and risk tolerance, who are more suited to leveraged spot commodity trading. As of December 31, 2017, there were more than 108,850 customers who opened and activated accounts with us for spot commodities trading or with futures firms for futures commodities trading.

Legacy Products

In the past, we had operated and provided our customers with services for the trading of silver, palladium, platinum and other spot commodities on the Guangdong Precious Metals Exchange and the Tianjin Precious Metals Exchange. However, in 2017, these two exchanges adjusted their spot commodity trading business, and as a result, our relevant businesses were adversely impacted.

On April 24, 2017, we were notified by the Guangdong Precious Metals Exchange that it has adjusted its spot commodity trading business in light of new market development, and in particular, it would terminate the trading of all the current products on the exchange on May 6, 2017. As a result, we no longer generated revenue from our business carried out on the Guangdong Precious Metals Exchange after May 6, 2017.

On June 2, 2017, the Tianjin Precious Metals Exchange announced that it would adjust its spot commodity trading business in order to reduce trading risks. In particular, it suspended the opening of new trading positions for all spot commodities traded on the exchange starting on June 12, 2017. The closing of existing trading positions would not be affected. As a result, we have not generated significant revenue from our business carried out on the Tianjin Precious Metals Exchange after June 12, 2017.

In August and November 2017, we disposed all of our subsidiaries that provided customers with services for the trading of spot commodities on the Guangdong Precious Metals Exchange and the Tianjin Precious Metals Exchange, including Rong Jin Hui Yin, Jin Xiang Yin Rui, Sheng Ding, Da Xiang and Yin Ru Yi.

The termination of trading on the Guangdong Precious Metals Exchange and the suspension of trading on the Tianjin Precious Metals Exchange resulted in the loss of a major portion of our revenue and customer base. In response to the greatest challenge since our inception in 2011, we adopted relevant cost control measures and we have been developing new businesses and exploring new directions. We have reallocated our resources used in our business carried out on the Guangdong Precious Metals Exchange and the Tianjin Precious Metals Exchange to our steady expansion in commodities futures trading and securities services.

Securities Services

Our securities services consist of securities advisory and information platform services, overseas securities brokerage services and asset management services, which provides medium and low risk products to our customers as compared to spot and futures commodities trading. We believe our securities services segment targets a wider range of customers and has strong potential to grow.

In 2017 we generated net commissions and fees from securities services of RMB20.7 million (US$3.2 million), compared to nil in 2016.

Securities Advisory and Information Platform Services

On May 18, 2017, we entered into an agreement to acquire 93.8% of equity interest in Guangdong Bo Zhong Securities Investment Advisory Co., Ltd. (“Bo Zhong”), which holds securities advisory license issued by CSRC. Through Bo Zhong, we offer subscription-based securities research and investment advisory services.

Our service offerings are used by and targeted at a broad range of individual investors in China. We offer a variety of services to our customers, including investment courses, trading strategy plans, abnormal fluctuation alerts, perspective of hot issues and stock analyses, and our customers are able to access our services via wechat, text message and phone. Customers may choose to subscribe for different service packages and content provided by various investment advisors. All of the investment advisors on our platform of Bo Zhong are our employees and have relevant securities investment advisory qualifications.

On July 7, 2017, we entered into an agreement to form a financial software, information and services joint venture with SINA Corporation (NASDAQ: SINA) (“SINA”), a leading online media company serving China and the global Chinese communities. Pursuant to the Agreement, we and SINA took a 51.0% and 49.0% equity stake, respectively, in Sina Shi Jin (Shanghai) Information Technology Co., Ltd. (formerly known as SINA Cai Dao (Shanghai) Information Technology Co., Ltd., “SINA Shi Jin”) after completing a series of reorganization and capital increases, through which SINA Shi Jin’s paid-in capital was enlarged to RMB200.0 million.

SINA Shi Jin focuses on providing financial information platform services to connect individual investors and professional investment advisors. The investment advisors registered on our platform are qualified financial practitioners. Through our platform, customers may subscribe for courses, Q&As, market views and trading plans of our investment advisors in order to acquire their valuable investment perspective on a variety of investment products, including stocks, funds and gold. The subscription fees are split in certain proportion between the investment advisors and us.

Overseas Securities Brokerage Services

In September 2017, we announced the acquisition of 100% equity interest in Forthright Securities Company Limited (“Forthright Securities”) from Mr. Ming Yan, a co-founder and director of us, and that we received approval from the Securities and Futures Commission of Hong Kong (“SFC”) for the acquisition. The acquisition was completed in December 2017 for a total consideration of approximately RMB12.8 million.

As a licensed corporation permitted to carry on Type 1 regulated activity (dealing in securities) and Type 4 regulated activity (advising on securities) under the Securities and Futures Ordinance, Forthright Securities is regulated by the SFC and provides brokerage services to individual and institutional customers for a variety of securities and financial products traded on global capital markets, including stocks, bonds and ETFs.

By integrating Forthright Securities, we are now able to provide our customers with another important asset class to diversify their investment portfolio. With Forthright Securities’ proprietary mobile apps, customers are able to trade around the clock on global capital markets and enjoy customized one-on-one services.

Forthright Securities primarily generates revenues from trading commissions and interest of margin loans provided to customers.

Asset Management Services

We provide asset management services through Shanghai Chun Da Asset Management Co., Ltd. (“Chun Da”), which completed the private investment fund manager registration with the Asset Management Association of China (“AMAC”). Chun Da develops and manages secondary market fund products, including both funds and funds of funds, targeting high net worth individuals in China.

Chun Da primarily generates revenues from recurring management fees and performance-based income from the fund products that it manages.

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

Customer development: Our customer representatives interact with potential customers through call, text message and instant messaging function in our client software. Our representatives begin building relationships with our potential customers in anticipation that they will open a trading account or subscribe to our service offering.

Customer service: A potential customer who opens and activates a trading account or subscribe to our service offering becomes our customer. We provide more services to customers compared with potential customers, including free usage of the customer version of the client software which has richer features, as well as access to more comprehensive research reports and technical analysis tools.

Sales and Marketing

Marketing

Our marketing activities include promoting our brand recognition, attracting new customers through targeted marketing and promoting our client software, which has a broader reach of users who might become our potential customers.

We employ both online and traditional marketing channels, including:

•                  Online marketing. Our online marketing relies mainly on search engine marketing and displaying advertisements on third party portal websites and mobile applications. We also actively promote our client software through mobile application stores. In addition, we promote our brand and software through our accounts on popular interactive social media such as weibo and wechat.

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

We focus on investing in cost-effective marketing initiatives and continuously evaluate the effectiveness of various marketing channels to optimize the allocation of our marketing spending. We incurred advertising expenses of RMB221.9 million, RMB554.3 million and RMB424.9 million (US$65.3 million) for the years ended December 31, 2015, 2016 and 2017, respectively, accounting for 17.8%, 20.4% and 17.3% of total revenues for the same periods.

Customer Development

Our potential customers could initiate contact with us through call, text message and online instant message, as well as through software downloads and online registration. Our representatives generally follow up with potential customers to respond to their questions regarding relevant market, financial products and our software and services. Our representatives begin building relationships with our customers in anticipation that they will open trading accounts or subscribe to our services offering.

We use data mining to identify potential customers who are more likely to become customers than others. We do so through an analysis of communications history and software usage records, thus improving the effectiveness of our customer development. For instance, based on our analysis, active users of our software are more likely to open a trading account with us than those who do not use our software. We have detailed internal rules regulating the conduct of our customer representatives. We also provide them with mandatory training to ensure the quality of their services. Our internal compliance team also uses our CRM system to monitor communications between our customer representatives and potential customers.

Our Services

We provide the following services to our customers.

Investor Education

We believe that investor education is critical in preparing potential customers for investment and trading. We have developed a set of educational programs designed to target customers with a variety of experience levels and investment preferences. Our education programs include basic rules and processes of online spot and futures commodities trading, overseas securities trading, fundamental analysis methods and technical analysis methods. We offer online lectures and live video programs we produce in-house which cover a variety of topics. Most of our educational resources are easily accessible through our client software. Certain more advanced investor education materials are provided exclusively to customers who have opened and activated accounts, or customers who have subscribed to our securities advisory services offering.

Market Information Provision

We provide comprehensive market information to our customers, including real-time price quotes from various exchanges and international markets, technical indicators, market news and macroeconomic data and news. Market information is accessible by our customers and potential customers through our client software.

Research

We have professional research teams at our in-house research institutes and our Yintech Innovations Labs in Boston and Shanghai, through which we provide fundamental and quantitative research support services to our customers. Our research staff members possess various professional qualifications in securities, futures and commodity trading. Our research services include research reports, online lectures, live market commentaries and quantitative analysis. Our research reports include daily, monthly and special event reports. Our research team also develops various quantitative analysis models and toolkits that can be used by our customers through our client software.

Live Discussion Boards

Our client software not only provides market information and investor education to users, but also provides live discussion boards for the users to communicate with our research personnel and among themselves, with respect to market trends, investment opportunities and other related topics.

Customer Support

We are committed to providing high-quality customer support. Most of our services, including investor education, market information provision and research support services, are accessible through our client software, which we believe provides a positive experience for our customers due to its user-friendliness and easy access. Besides our client software, we have a dedicated team of customer service personnel that handles real-time customer inquiries about our software, market news and research reports, and other questions, via call, text message and online instant message. We request that all our customer representatives conduct customer communications via our communication system that is closely monitored by us. In addition, our Yintech Innovation Labs have developed an intelligent servicing tool that can understand and respond to customer inquiries in real time.

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

Technology and Infrastructure

The client software and the CRM system comprise our core technology infrastructure and enable us to move each key phase of our business operation online. We received the “certified software enterprise and registered software products” qualification from the Shanghai Municipal Commission of Economy and Informatization in April 2013, and received ISO9001 certification for software development in June 2014, ISO20000 certification for IT service operation and maintenance in December 2014 and ISO27001 certification for information security management in December 2014. We made substantial investments in R&D. As of December 31, 2017, we had a software research and development and maintenance team of 556 employees.

Client Software

While many of our competitors use third-party software to deliver such services, we have developed a range of proprietary client software to address our customers’ needs for different markets we operate on. Through our client software, we provide customers with timely and comprehensive market information, investor education programs, research reports, live market commentary, quantitative analysis tools and interactive customer support functions. For spot and futures commodities trading and overseas securities trading, our customers could directly place trades and view their positions through our client software.

We believe that in-house development of our client software can shorten development cycles and improve usability of our software based on continuous customer feedback, and therefore differentiate us from our competitors.

CRM System

Our CRM system is the core IT system for customer development and customer services. Our CRM system allows us to centrally manage relationships with customers and potential customers, monitor and supervise customer communications conducted via calls, text messages and online instant messages, as well as collect and analyze customer data. We have utilized artificial intelligence technology to continuously enhance our CRM system and create more value in business areas such as marketing efficiency analysis, intelligent customer inquiry processing, 360-degree customer profiling, robo-advisor, intelligent customer services, intelligent quality monitoring and intelligent risk management. Our CRM system allows us to manage customer relationships in the following ways:

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

Monitoring and auditing. All customer communications through our CRM system are recorded, including calls, text messages and online instant messages. Our compliance department conducts spot checks of our customer communications on a daily basis for any behavior that is noncompliant with our internal policies and for any irregularities. We also recently installed an automatic speech recognition system to monitor calls with customers and identify any noncompliance or irregularities. These recordings and narratives may also be used for training and quality control purposes.

Internal information distribution. Our CRM system distributes internally generated information, such as market information, research reports, new trading products, promotional information and compliance notices, to our customer representatives, which enables us to provide high-quality customer services and to maintain a consistent connection with our customers.

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

Our Focus on Utilizing Data Assets

We collect data through our client software and CRM system. Through our client software, we are able to collect data with regard to users’ usage history, including log-on/off time, duration of each log-on and users’ activities during each log-on session, such as watching investor education programs, reading market information or research reports and participating in online discussion board. Through our CRM system, we can collect data about a customer’s or a potential customer’s communication history with us, including recorded calls between the customer and our customer representatives, duration and content of each call, text messages and online instant message records. We also obtain customers’ trading records from the exchanges. All of these collected data become our data assets. Our customer representatives can access most of this data through our CRM system. We also have a dedicated big data team to analyze this data.

We believe that collection and analysis of our data assets enhance our operational efficiency and improve our business in many ways. Our data assets enable us to accurately evaluate the effectiveness of different marketing channels and, consequently, to more efficiently allocate our marketing budget. Through analysis of data on software usage, individual information and communication records, we can more accurately identify potential customers who have a high interest in opening a trading account or subscribe to our services offering and thus improve the efficiency of our customer development activities. Through our CRM system, our customer representatives can access customer-specific data, including software usage history, communication history with us and trading records, which make it easier for us to provide informed services to individual customers and enhance their experience with us.

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

Trading Related Risks

Our risk control trading center is responsible for the day-to-day management of trading related risks and its primary objective is to monitor the following: (i) our customers’ equity levels and any abnormal trading activities through the exchanges’ information system and (iii) abnormal price movements and trading system errors.

Operational Risks

We are exposed to operational risks for various aspects of our business and we have formulated a series of internal procedures focusing on the risks of four key business areas. First, for advertisement, all promotion materials, webpages, information and media programs for public advertisement are reviewed by the compliance department before publication. Second, for customer development, we conduct spot checks on the audio recordings of customer development calls made by our customer representatives for any noncompliance or irregularities, and our automatic speech recognition system further facilitates such internal screening. Third, all our published research reports contain prominent disclaimers, and our research institute and compliance department will review all research reports before publication, in order to prevent the disclosure of any misleading or inaccurate information or other potential risks. Fourth, for customer service, we monitor the interactions of our customer representatives with customers through our automatic speech recognition system and through conducting spot checks on recorded conversations with customers for any noncompliance. All customer-facing employees receive compliance training upon joining us and we also provide ad hoc compliance trainings on various compliance matters to all employees. In addition, we have also established an internal whistleblower system for all employees to report any violation to the compliance department on an anonymous basis through various channels including e-mail, phone call and wechat account.

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

Competition

We provide investment and trading services to individual investors in China and we encounter intense competition in all of our business lines. There is a variety of financial institutions in the PRC that provide investment and trading services to individual investors. We compete primarily with PRC commercial banks, securities firms, trust companies, funds and emerging internet-based financial companies.

Spot commodities trading: the Chinese government has made efforts to clean up the spot commodities trading market in the past year. After the market has been regulated, leading trading service providers like us are better positioned with less competitors. In terms of the Shanghai Gold Exchange, there are now approximately a dozen of active trading service providers acting as agents of financial members. In addition, there are also over 20 commercial banks operating as financial members on the Shanghai Gold Exchange, through which individual customers can open accounts and trade gold and other precious metals on that exchange. However, we believe that in most cases, these banks only offer a trading channel to their existing customers as part of their overall banking package and do not provide specialized services for spot commodity trading.

Futures commodities trading: the futures industry in China is highly competitive and we expect competition to continue to intensify. Currently, there are 149 futures firms in the PRC that are eligible to provide futures brokerage services. In addition, there are also many introducing brokers in the market, which share a similar nature with us. We face competition mainly from these futures firms and introducing brokers.

Overseas securities trading: for our overseas securities trading business, we primarily compete with international banks and securities firms conducting business in Hong Kong, as well as certain internet securities firms. Currently, there are 1,247 companies that are licensed to engage in Type 1 regulated activities (dealing in securities) under the Securities and Futures Ordinance.

Securities advisory and information services: there are 84 companies are eligible to provide investment advisory services in the PRC. In addition, there are also 131 securities firms which are also allowed to provide investment advisory services.

Asset management: the asset management industry in China is undergoing rapid growth. We operate in an increasingly competitive environment and compete for clients on the basis of product choices, client services, reputation and brand names. Our principal competitors include commercial banks, trust companies, independent wealth management service provider, insurance companies, asset management service providers and internet financial service companies.

Although some of our competitors may have greater financial resources or a larger customer bases than we do, we believe that our proprietary technology platform, our focus on premier customers, our comprehensive customer services and strong brand recognition in the industry, will enable us to compete effectively in providing investment and trading services to individual customers in China.

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

We have 130 registered trademarks in the PRC and we have applied to register for 74 additional trademarks. We have 37 software copyright registrations, 9 software product registrations and own 103 domain names that we use in connection with the operation of our business. As our brand name gains more recognition among the general public, we will work to increase, maintain and enforce our trademark portfolio as well as software and domain name registration, the protection of which is important to our reputation and the continued growth of our business.

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

With respect to the establishment and operation of wholly foreign-owned enterprises, or WFOE, the MOFCOM, and the National Development and Reform Commission, or NDRC, promulgated the Catalogue of Industries for Guiding Foreign Investment, or the Catalogue, as amended on June 28, 2017, which came into effect on July 28, 2017. The Catalogue serves as the main basis for management and guidance for the MOFCOM to manage and supervise foreign investments. The Catalogue divides industries for foreign investment into three categories: encouraged, restricted and prohibited. Those industries not set out in the Catalogue shall be classified as industries permitted for foreign investment. According to the Catalogue, online spot commodity trading, technical development, technical consultation and technical services sectors are neither restricted nor prohibited.

According to the Provisional Measures on Administration of Filing for Establishment and Change of Foreign Investment Enterprises, which was amended and effective on July 30, 2017, promulgated by the MOFCOM, the establishment and change in basic information of investors or foreign-invested enterprises (including WFOEs) which are not subject to special administrative measures shall be filed with MOFCOM rather than approved.

Provisions on Merger and Acquisition and Overseas Listing

According to the Provisions on Merger and Acquisition of a Domestic Enterprise by Foreign Investors, or the M&A Rules, promulgated jointly by the MOFCOM, the SASAC, the SAT, the SAIC (currently known as “SMRA”, namely the State Market Regulatory Administration), the CSRC and the SAFE, beginning on June 22, 2009, overseas special purpose vehicles which are established through acquisition of domestic companies in the PRC and are controlled by Chinese companies or individuals for the purpose of overseas listing must obtain the approval of the CSRC before overseas listing. According to the M&A Rules, if any domestic company, enterprise or natural person intends to merge an affiliated domestic company into an overseas company legally incorporated or controlled by the aforesaid domestic company, enterprise or natural person, the proposed merger shall be subject to the approval of the MOFCOM, and the parties thereto shall not circumvent the above provision through any means, including domestic investment by foreign invested enterprises (the “Related Party M&A Rules”). As none of Mr. Wenbin Chen, Mr. Ming Yan and Ms. Ningfeng Chen is a PRC citizen, our PRC legal advisor is of the view that the onshore acquisitions during our reconstruction are not subject to the Related Party M&A Rules.

Provisions on Future Introducing Business

Under current PRC laws and regulations, future introducing brokers are under the supervision of CSRC and its local authorities and the brokers are mainly subject to the administrative measures or self-discipline rules which have been issued by competent local securities regulatory authorities or local associations. It is worth mentioning that China Futures Association (which is a nationwide association for futures business) had issued the Measures for the Provision of Intermediary Introduction Business Commissioned by Futures Companies (Draft for comment) (the “Draft”) on March 14, 2016 to seek public comments. The Draft mainly governs and enhances supervision about the conduct of future introducing in all material aspects including setting the qualifications for the introducing brokers, prohibiting individuals acting as introducing brokers, formulating guidance for introducing brokerage agreements and requiring the filing procedures and so on. The Draft further provides that one introducing broker are prohibited from both providing introduction services to two or more future brokerage firms concurrently and introducing one client to several future brokerage firms.

Provisions on Securities Investment Advisory Business

According to the Securities Law of the People’s Republic of China, which was amended and came into effect on August 31, 2014, promulgated by the Standing Committee of the National People’s Congress, an investment advisory institution engaging in any securities service business shall be subject to the approval of the CSRC or relevant administrative departments and obtain the securities advisory license. The requirements to apply for qualification of engagement in securities investment advisory business are stipulated in the Interim Procedures on Administration of Securities and Futures Investment Advisory, which was issued on December 25, 1997 and effective on April 1, 1998, approved by the State Council.

With respect to securities investment advisory business, CSRC issued the Interim Provisions on the Securities Investment Consulting Business on October 12, 2010 and implemented from January 1, 2011 in order to regulate the securities investment consulting business carried out by securities investment advisory institutions and supervise the behavior of securities investment advisory institutions and their personnel.

Provisions on Privately Offered Fund Management Services

According to the Securities Investment Fund Law of the People’s Republic of China (the “Fund Law”), which was amended and effective on April 24, 2015, promulgated by the Standing Committee of the National People’s Congress, and the Interim Measures for the Supervision and Administration of Privately Offered Investment Funds, or Circular 105, which was issued and effective on August 21, 2014, promulgated by the CSRC, the CSRC and its local office shall oversee and regulate the business operations of privately offered funds, and the Asset Management Association of China (the “AMAC”) shall conduct self-disciplinary management of the privately offered fund sector.

According to the Fund Law and Circular 105, a privately offered fund management institution shall submit the basic information and apply to the AMAC for registration in accordance with the provisions of the AMAC. Upon the completion of the offering of a privately offered fund, the privately offered fund management institution shall undergo the recordation procedure for the fund in accordance with the provisions of the AMAC.

Operational Rules of the Shanghai Gold Exchange

We are an agent of a financial member of the Shanghai Gold Exchange and we are required to comply with the operational rules of the Shanghai Gold Exchange to engage in online spot commodity trading services business and the agent business on the Shanghai Gold Exchange. Operational rules of the Shanghai Gold Exchange are summarized as below:

Membership Administration

Pursuant to the Membership Management Measures of the Shanghai Gold Exchange issued by the Shanghai Gold Exchange on September 16, 2014, business entities or other economic organizations that meet the prescribed conditions of the Shanghai Gold Exchange may apply to the exchange for membership and, upon approval, engage in spot commodity trading business of precious metals products within the scope authorized by the exchange. There are two types of member in the Shanghai Gold Exchange, ordinary member and special member. Furthermore, Shanghai Gold Exchange divides its ordinary members into three categories according to their business scope: financial member, comprehensive member and proprietary member. The proprietary member is only allowed to conduct proprietary trading, while the comprehensive member and financial member are allowed to conduct proprietary trading and agent business for institutional customers. In addition, a financial member could also conduct agent business for individual customers.

Pursuant to the Membership Management Measures of the Shanghai Gold Exchange aforesaid, a member of the Shanghai Gold Exchange is required to go through an annual inspection registration procedure with the Shanghai Gold Exchange in order to renew its membership qualification.

To ensure the compliance by the members of relevant rules and regulations, the Shanghai Gold Exchange further promulgated several measures for the resolution of noncompliances and violations by the members and their customers, including daily examination, investigation initiation policies, resolution procedures and penalty provisions, as well as dispute resolution policies for any dispute between any member and individual customer. If a comprehensive member violates the relevant regulations of the Shanghai Gold Exchange, the exchange may impose penalties on such member, including oral warning, written notification, compulsory training, suspension of membership qualification, revocation of membership qualification and payment of liquidated damages.

Rules for Trading of Precious Metals Products

For the trading of gold, silver and platinum, the Shanghai Gold Exchange also formulated and promulgated the Trading Rules for Spot Commodities Trading.

The above trading rules set out detailed provisions on product standard and quotation rules, trading methods, fee standards, cash settlement, delivery, risk control, information management and other aspects of spot trading of precious metals products, which collectively constitute the basic trading model of the Shanghai Gold Exchange. Specifically, the Shanghai Gold Exchange has the right to make adjustments on the trading rules based on different circumstances within a certain scope. For specific trading rules and procedures that apply to our subsidiaries and their customers, please refer to “Business—Commodities Services—Spot Commodities Trading.”

We are not required to comply with the trading rules of the Shanghai Gold Exchange which are specifically regulating the members. However, we are required to follow the trading and management rules, such as duly disclosing risks to the customers, based on the contract we entered into with a financial member of the Shanghai Gold Exchange.

Risk Control

According to the Measures of the Shanghai Gold Exchange for Risk Control Management issued by the Shanghai Gold Exchange on September 16, 2014, the Shanghai Gold Exchange has established the following rules for risk management of online spot commodity trading:

Position limit and major client reporting system. In order to manage risks, the Shanghai Gold Exchange sets limits on the maximum single or aggregate position any individual customer can have, i.e., position limit for individual customers. Individual customers that have a position reaching the position limit may not initiate a new trade.

Risk alerting system and emergency measures. The Shanghai Gold Exchange may take measures as they deem necessary to manage risks, including requesting members and investors to report irregular circumstances, sending reminders of risks, warnings or alerts. For unusual circumstances, the Shanghai Gold Exchange will further take different emergency measures to eliminate and mitigate risks, such as adjusting trading hours, suspending trading, suspending adding good orders, setting a time limit on transfer, compulsory transfer, limiting cash withdrawal, increasing deposit ratio and compulsory decrease of trading orders.

Management and Settlement of Trading Funds

To manage trading funds, the Shanghai Gold Exchange issued the Measures of the Shanghai Gold Exchange for Management of Member Agency Trading Funds. Such trading management measures define the rights, obligations and liabilities of the parties involved in trading funds-related activities and set forth rules regulating the depository bank, bank account, customer trading account and member trading account.

In addition, to regulate the settlement procedures, the Shanghai Gold Exchange included relevant rules in the Implementing Rules of the Shanghai Gold Exchange for Spot Trading Funds Settlement. However, as an agent of a financial member, we don’t participate in the management and settlement of the trading funds and the relevant rules of the Shanghai Gold Exchange do not apply to us. For more details of the management and settlement of trading funds for us, please refer to “Business—Commodities Services—Spot Commodities Trading—Deposit and Cash Settlement.”

Regulation on the Shanghai Gold Exchange

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

Intellectual Property Rights

According to the Regulations on Computer Software Protection that was amended and promulgated by the State Council on January 30, 2013 and came into force on March 1, 2013, PRC citizens, legal entities or other organizations enjoy the copyright in the software that they have developed, whether published or not. A software copyright owner shall enjoy the rights of divulgation, developer-ship, alteration, reproduction, distribution, rental, communication through information network, translation and other rights. The term of software copyrights owned by a legal entity or an organization shall be fifty years, expiring on December 31 of the fiftieth year since the first publication of such software.

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

According to the Measures for the Administration of Internet Domain Names of China that were amended by the Ministry of Industry & Information Technology on August 24, 2017 and came into force on November 1, 2017, the principle of “first come, first serve” was adopted for the domain name registration procedure.

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

SAFE Circular 3

In 2017, the SAFE published the Circular of the State Administration of Foreign Exchange on Further Advancing the Reform of Foreign Exchange Administration and Improving Examination of Authenticity and Compliance (HuiFa [2017] No. 3), or Circular 3, which came into effect since January 26, 2017, and in case of any consistency between previous provisions and Circular 3, Circular 3 shall prevail. According to Circular 3, transferring of funds under onshore guarantee for offshore loans for domestic use is permitted now. A debtor may directly or indirectly transfer funds under the guarantee for domestic use by domestic lending, equity investment or otherwise. However, Circular 3 continues to implement and improve the policy for outward remittance of foreign exchange profit generated from direct investment. To be detailed, when conducting outward remittance of a sum equivalent to more than US$50, 000 for a domestic institution, the bank shall, under the principle of genuine transaction, check the profit distribution resolution made by the board of directors (or profit distribution resolution made by partners), original of tax filing form and audited financial statements, and stamp with the outward remittance sum and date on the original of tax filing form. In addition, the domestic institution shall make up its losses of previous years according to law.

PBOC Circular 3

In 2018, the PBOC has published the Circular of the People’s Bank of China on Further Improving Cross-Border RMB Service Policies to Promote Trade and Investment Facilitation (YinFa [2018] No.3), or PBOC Circular 3. PBOC Circular 3 further facilitates direct investment in RMB of overseas investors. Where the RMB capital and overseas loans of a foreign-invested enterprise are used for wages, travel expenses, and minor purchase and other expenditures, such expenditures to the enterprise’s payment order could be handled directly by the bank on the basis of the three principles for business development. Profits, dividends, and other investment returns legally obtained within China by overseas investors could be settled and freely remitted out of China after examining the relevant supporting materials as required by banks.

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

VAT

According to the Circular on Printing and Distributing the Pilot Proposals for the Collection of Value-Added Tax in Lieu of Business Tax (CaiShui [2011] No. 110) promulgated by SAT and the Ministry of Finance on November 16, 2011 and the Circular on Comprehensively Promoting the Pilot Program of the Collection of Value-added Tax in Lieu of Business Tax (CaiShui [2016] No. 36), which was promulgated on March 23, 2016 and became effective from  May 1, 2016, entities and individuals that sell services, intangible assets or immovable properties within the territory of the PRC shall pay VAT instead of business tax.

According to the Interim Regulations of the People’s Republic of China on Value Added Tax that was latest amended by the State Council and came into force on November 19, 2017 and the Rules for Implementation of the Interim Regulations of the People’s Republic of China on Value Added Tax that was amended by the Ministry of Finance on October 28, 2011 and came into force on November 1, 2011, entities and individuals that engage in the sale of commodities, provision of processing, repair and replacement services or tangible movable property leasing services or tangible movable property leasing services and import of goods within the PRC are subject to VAT at the rate of 17%, or 11% for taxpayers selling transportation, postal, basic telecommunications, construction, or immovable leasing services, selling immovables, transferring the rights to use land, and selling or importing certain kinds of specific commodities, or 6% for taxpayers selling services or intangible assets, except as otherwise specified before.

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

As of the date of this annual report, three of our PRC subsidiaries enjoy the preferential income tax treatment as follows: (i) Yin Sai, was granted the “certified software enterprise and registered software products” qualification in 2013 and is eligible for an income tax exemption for the first two years from the year in which it starts making profit and is entitled to a 50% reduction of income tax for the third year to the fifth year, rendering its actual income tax rate 0% in 2013 and 2014 and 12.5% from 2015 to 2017; (ii) Yin He You, received the “certified software enterprise” and “certified software products” qualifications in April 2016 and April 2015, respectively and is eligible for an income tax exemption for the first two years from the year in which it starts making profit and is entitled to a 50% reduction of income tax for the third year to the fifth year, rendering its actual income tax rate 0% in 2015 and 2016 and 12.5% from 2017 to 2019; and (3) Gold Master Technology, received the “certified software enterprise” and “certified software products” qualifications in December 2016 and October 2016, respectively and is eligible for an income tax exemption for the first two years from the year in which it starts making profit and is entitled to a 50% reduction of income tax for the third year to the fifth year, rendering its actual income tax rate 0% in 2016 and 2017 and 12.5% from 2018 to 2020.

C.                 ORGANIZATIONAL STRUCTURE

The following diagram illustrates our corporate structure, including our major subsidiaries and VIE Entities as of the date of this annual report.

D.                 PROPERTY, PLANT AND EQUIPMENT

Our principal executive offices are located on leased premises comprising approximately 34,211 square meters in Shanghai, China. In addition to Shanghai, we also have leased properties principally used as office premises for our operations in Beijing, Guangzhou, Shenzhen, Hong Kong and Boston, totaling approximately 5,763 square meters. We lease our premises from unrelated third parties under operating lease agreements. The lease for our principal executive offices will expire in 2019. We believe that we will be able to obtain adequate facilities, principally through leasing, to accommodate our future expansion plans.

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

Net Commissions and Fees

Net Commissions and fees are the largest component of our revenues and represented 79.5%, 93.7% and 89.8% of our total revenues for the years ended December 31, 2015, 2016 and 2017, respectively. The components of our net commissions and fees are set out below:

Commodities services: Commodities services segment comprises of commissions and fees earned from customer trading of spot and futures commodities contracts.

Securities services: Securities services segment comprises of commissions and fees earned from providing securities advisory and information platform services, and assets management services.

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

Our net commissions and fees are also affected by the effective fee rate, which is our net commissions and fees divided by the total customer trading volume for the period indicated. A higher effective fee rate would generate more net commissions and fees for us, when the customer trading volume is constant. Our effective fee rate is primarily influenced by the standard fee rates stipulated by the exchanges we operate on, as well as the rebates we offer to our customers.

The following table sets forth our customer trading volume, active accounts, net commissions and fees and effective fee rate for the periods indicated.

	For the Year Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
	(except active accounts and effective fee rate)
Customer trading volume (in million)	659,709	2,978,329	3,841,069	590,361
Commissions and fees, net (in thousands)
Commodities services	990,698	2,547,043	2,177,871	334,733
Securities services	—	—	20,704	3,182
Total	990,698	2,547,043	2,198,575	337,915

Active Accounts	24,453	73,078	121,410

Average effective fee rate(1)	0.150%	0.086%	0.057%

(1)         Represents the net commissions and fees from commodities services as a percentage of the total customer trading volume.

Net Trading Gains/(Losses)

We recorded net trading gains, representing 13.4%, 0.5% and 1.2% of our revenues for the years ended December 31, 2015, 2016 and 2017, respectively. The following table sets forth the breakdown of our net trading gains for the periods indicated:

	For the Year Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
				(unaudited)
		(in thousands)
Spot commodity contracts	166,015	296,809	(133,116)	(20,460)
Risk and return transfer arrangement	(9,301)	(296,678)	134,678	20,700
Commodity futures contracts	753	(1,780)	753	116
Trading of physical commodities	771	2,840	(152)	(23)
Short-term investments	8,190	11,372	38,391	5,900
Total	166,428	12,563	40,554	6,233

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

Other Revenues

Our other revenues include gain on disposal of subsidiaries, VAT refund, revenue from sales of application services and sales of silver products, awards from the exchanges, government grants and others. The following table sets forth the breakdown of other revenues for the periods indicated:

	For the Year Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
				(unaudited)
	(in thousands)
Gain on disposal of subsidiaries	—	—	87,217	13,405
VAT refund	—	45,313	33,523	5,152
Sales of application services	8,122	28	6,475	995
Sales of silver products	2,494	4,973	13,546	2,082
Awards from the exchanges	38,005	90,528	—	—
Government grants and others	35,684	14,728	63,650	9,783
Total	84,305	155,570	204,411	31,417

Gain on disposal of subsidiaries was recorded in 2017 when we disposed all of subsidiaries that conducted business on the Tianjin Precious Metals Exchange and the Guangdong Precious Metals Exchange. VAT refund was recorded in 2016 and 2017 after first offsetting the corresponding cost recognized. Sales of application services consist of the sales of a license subscription bundled with customer support service during the license period. The sales of silver products include sales of silver accessories, decorations and other products. Awards from the exchanges were cash awards we received from the Tianjin Precious Metals Exchange and the Guangdong Precious Metals Exchange tor our contribution to the exchanges’ overall trading volume in 2015 and 2016. Government grants and others primarily include government subsidies we receive from provincial and local governments for operating a business in their jurisdiction and other non-recurring non-operating income.

Expenses

The following table sets forth the breakdown of our expenses for the periods indicated:

	For the Year Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
				(unaudited)
	(in thousands)
Employee compensation and benefits	(388,168)	(839,024)	(1,066,553)	(163,926)
Advertising and promotion	(221,859)	(554,291)	(424,865)	(65,301)
Information technology and communications	(32,803)	(40,905)	(41,170)	(6,328)
Occupancy and equipment rental	(41,950)	(76,594)	(123,680)	(19,009)
Taxes and surcharges	(21,711)	(30,748)	(21,080)	(3,240)
Intangible assets amortization	—	(19,081)	(56,547)	(8,691)
Other expenses	(54,164)	(107,766)	(78,509)	(12,066)
Total	(760,655)	(1,668,409)	(1,812,404)	(278,561)

Employee Compensation and Benefits

Employee compensation and benefits include (i) salaries, wages, bonuses and other benefits, (ii) training and employee activities expenses, (iii) contributions to defined employee contribution plans, and (iv) share-based compensation expenses for our employees. Employee compensation and benefits represented 31.2%, 30.9% and 43.6% of our revenues for the years ended December 31, 2015, 2016 and 2017, respectively.

Advertising and Promotion

Our advertising and promotion expenses consist of advertising expenses and sales agent expenses.

Our advertising expenses represent expenses for placing advertisements on television, radio and newspaper, as well as on Internet websites, search engines and application stores. Our advertising expenses represented 17.8%, 18.8% and 13.0% of our revenues for the years ended December 31, 2015,2016 and 2017, respectively. Our advertising costs increased generally due to the growth of our business scale.

Currently, we work with certain external sales agent companies to develop customers on the Shanghai Gold Exchange. Our sales agent expenses represent 0% , 1.6% and 4.4% of our revenues for the years ended December 31, 2015, 2016 and 2017, respectively.

The following table sets forth the breakdown of our advertising and sales agent expenses for the periods indicated:

	For the Year Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
				(unaudited)
	(in thousands)
Advertising expenses	221,859	510,031	317,843	48,852
Sales agent expenses	—	44,260	107,022	16,449
Total	221,859	554,291	424,865	65,301

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

PRC

The subsidiaries incorporated in PRC file separate tax returns in the PRC. The PRC statutory income tax rate is 25% according to the Corporate Income Tax (“CIT”) Law. Under the Corporate Income Tax Law and its implementation regulations issued by the State Council, a 10% PRC withholding tax is applicable to dividends payable by a resident enterprise to investors that are non-resident enterprises, to the extent such dividends are derived from sources within the PRC, subject to any reduction set forth in applicable tax treaties. Substantially all the pretax income of the Group is derived from sources within the PRC.

As of the date of this annual report, three of our PRC subsidiaries enjoy the preferential income tax treatment as follows: (i) Yin Sai, was granted the “certified software enterprise and registered software products” qualification in 2013 and is eligible for an income tax exemption for the first two years from the year in which it starts making profit and is entitled to a 50% reduction of income tax for the third year to the fifth year, rendering its actual income tax rate 0% in 2013 and 2014 and 12.5% from 2015 to 2017; (ii) Yin He You, received the “certified software enterprise” and “certified software products” qualifications in April 2016 and April 2015, respectively and is eligible for an income tax exemption for the first two years from the year in which it starts making profit and is entitled to a 50% reduction of income tax for the third year to the fifth year, rendering its actual income tax rate 0% in 2015 and 2016 and 12.5% from 2017 to 2019; and (3) Gold Master Technology, received the “certified software enterprise” and “certified software products” qualifications in December 2016 and October 2016, respectively and is eligible for an income tax exemption for the first two years from the year in which it starts making profit and is entitled to a 50% reduction of income tax for the third year to the fifth year, rendering its actual income tax rate 0% in 2016 and 2017 and 12.5% from 2018 to 2020. Our other PRC subsidiaries are subject to an income tax rate of 25%.

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

(i) Commissions and Fees

Commissions and fees are recorded on a trade-date basis. The Group earns trading commissions, spread fees and overnight fees from its operation on Tianjin and Guangdong Exchanges, which are settled on a daily basis. The Group earns trading commissions from its operation on Shanghai Exchange and the Futures Commodity Exchanges, which are settled on a monthly basis. Cash rebates on trading commissions and overnight fees offered by the Group to its customers are recorded as a reduction of revenue.

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

(iv) Other Revenues

Other revenues primarily consist of gain on disposal of subsidiaries, income from sales of application services, sales of silver products, government grants, awards from the Exchanges and VAT refund.

Gain on disposal of subsidiaries are recognized when the substantive control over the subsidiaries are transferred and the disposal consideration is received or there is a reasonable assurance that they will be received.

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

In the normal course of business and as a comprehensive member of the exchanges, we enter into transactions in derivative financial instruments with customers. As a comprehensive member on the Guangdong Precious Metals Exchange, we are required to serve as the counterparty of the customer trading of precious metals through exchange-traded spot commodity contracts. The two exchanges quote trading prices of the spot commodity contracts with reference to the prices from relevant international and domestic spot commodities markets. We do not apply hedge accounting, as all derivative financial instruments are held for trading purposes and therefore recorded at fair value with changes reflected in earnings. Contracts with customers are traded either as long or short positions and the notional amount and fair values of the contracts in a loss position are not offset against notional amount and the fair value of contracts in a gain position. Gains and losses (realized and unrealized) on all derivative financial instruments are shown as a component of trading gains/losses), net.

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

In 2015, 2016 and 2017, we entered into commodity futures contracts on the Shanghai Futures Exchange to manage our exposure on spot commodity contracts and physical trading of raw silver. Commodity futures contracts are recorded at fair value with changes reflected in earnings. Gains and losses from these contracts are recorded in trading gains/ (losses), net. At the end of December 31, 2016 and 2017, the Group has no commodity futures contracts outstanding.

In 2015, the Group entered into a risk and return transfer arrangement with a third-party fund, pursuant to which our gains and losses arising from exchange-traded spot commodity contracts with customers are transferred to such fund. The gains and losses transferred are recorded in trading gains/ (losses), net.

In 2016, under the New Mechanism of Tianjin Exchange, the Group only takes the broker role in customer deals and does not take positions any more. As a result, the Group started to only earn trading commissions in Tianjin Exchange. By December 31, 2016, the New Mechanism has fully replaced the old mechanism and no trading gains / (losses) from Tianjin Exchange will be recorded from then on.

In 2017, with the termination of trading on the Guangdong and the suspension of trading on the Tianjin Exchange, there will be no more gains or losses arising from spot commodity contracts or the risk and return transfer agreements.

Short-term Investments

We classify short-term investments into held-to-maturity investments (“HTM investments”) and available-for-sale investments (“AFS investments”). AFS investments include wealth management products issued by banks, fund investments and trust investments managed by licensed asset management companies. These investments are recorded at fair value. Unrealized holding gains and losses on AFS investments, net of the related tax effect, are excluded from earnings and are reported as a separate component of accumulated other comprehensive income until realized. Realized gains and losses from the sale of AFS investments are determined on a specific-identification basis and are recorded as trading gains / (losses). HTM debt securities are reverse repurchase of Chinese government bonds in which the Company has the ability and intent to hold the security until maturity, which are recorded at amortized basis, adjusted for the amortization or accretion of premiums or discounts. Interest and investment income are recognized when earned.

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

Treasury Stock

The Company accounts for treasury stock using the cost method. Under this method, the cost incurred to purchase the shares is recorded in the treasury stock account on the consolidated balance sheets. At retirement, the ordinary shares account is charged only for the aggregate par value of the shares. The excess of the acquisition cost of treasury stocks over the aggregate par value is allocated between additional paid-in capital (up to the amount credited to the additional paid-in capital upon original issuance of the shares) and retained earnings.

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

The following table presents the assumptions used to estimate the fair values of the share options and RSUs granted in the periods presented:

	Options as of December 3, 2013	Options as of December 15, 2014	RSUs as of January 15, 2015	Options as of January 13, 2016	RSUs as of January 13, 2016	Options as of April 27, 2016	RSUs as of November 16, 2016
Expected volatility	40.45%	39.53%	39.53%	46.75%-51.48%	46.75%-51.48%	46.1%-50.77%	45.42%-51.41%
Option life	6.25	6.97-8.97	—	5.97-7.97	—	6.00-8.00	—
Expected dividends	—	—	—	—	—	1.80%	—
Risk-free interest rate	1.46%	1.41%-1.61%	1.41%-1.61%	1.69%-1.94%	1.69%-1.94%	1.43%-1.67%	0.80%-1.09%

	RSUs as of June 29, 2017	Options as of September 6, 2017 Batch 1	Options as of September 6, 2017 Batch 2	RSUs as of September 6 , 2017	RSUs as of December 5, 2017 Batch 1	RSUs as of December 5, 2017 Batch 2
Expected volatility	—	47.23%	47.23%	—	49.58%-49.89%	49.58%-50.66%
Option life	—	5.64-7.64	7.32-9.32	—	—	—
Expected dividends	—	4.3%	4.3%	—	4.3%	4.3%
Risk-free interest rate	—	1.78%-1.98%	1.95%-2.10%	—	1.65%-1.87%	1.51%-1.65%

If any of the assumptions used in the binomial option pricing model or Black-Scholes option pricing model changes significantly, share-based compensation expense for future awards may differ materially compared with the awards granted previously.

The following table sets forth the options and RSUs granted under the share option plans from 2013 to the date of this annual report:

	Type of Awards	Underlying Ordinary Shares of Awards	Exercise Price	Fair Value of Underlying Ordinary Shares
			US$	US$
Grant Date
December 3, 2013	Options	36,771,900	0.163	0.106
December 15, 2014	Options	46,524,100	0.163	0.325
January 15, 2015	RSUs	12,665,000	—	0.325
January 13, 2016	Options	13,741,271	0.163	0.406
January 13, 2016	RSUs	4,075,435	—	0.406
April 27, 2016	Options	50,000,000	0.500	0.675
November 16, 2016	RSUs	27,937,360	—	0.820
June 29, 2017	RSUs	2,962,740	—	0.483
September 6, 2017, Batch 1	Options	8,000,000	0.500	0.157
September 6, 2017, Batch 2	Options	2,000,000	0.500	0.168
December 5, 2017, Batch 1	RSUs	27,358,720	—	0.359
December 5, 2017, Batch 2	RSUs	7,556,240	—	0.379

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

A company is required to disclose sufficient quantitative and qualitative information to enable users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. Companies are permitted to adopt the standard using a retrospective transition method (i.e., restate all prior periods presented) or a cumulative effect method (i.e., recognize the cumulative effect of initially applying the guidance at the date of initial application with no restatement of prior periods). However, both methods allow companies to elect certain practical expedients on transition that will help to simplify how a company restates its contracts. The Company has determined to adopt the standard using the cumulative effect method.

The Group has evaluated the impact of this new standard, including its impact on the Group’s business processes, systems and controls, and determined it will not have a material effect on the consolidated financial statements other than additional disclosures required by the standard. The new standard will not affect the total revenues or operating earnings recognized for each contract, nor the timing of when those amounts are recognized. This is because substantially all of the Group’s contracts do not contain multiple-elements arrangement, and also the Company records revenue at a single point in time when service is delivered or completed.

In January 2016, the FASB issued ASU No. 2016-01, Financial Instruments—Overall. Amendments in ASU 2016-01 are as follows: 1) require equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income. However, an entity may choose to measure equity investments that do not have readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer; 2) simplify the impairment assessment of equity investments without readily determinable fair values by requiring a qualitative assessment to identify impairment. When a qualitative assessment indicates that impairment exists, an entity is required to measure the investment at fair value; 3) eliminate the requirement to disclose the fair value of financial instruments measured at amortized cost for entities that are not public business entities; 4) eliminate the requirement for public business entities to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet; 5) require public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes; 6) require an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments; 7) require separate presentation of financial assets and financial liabilities by measurement category and form of financial asset (that is, securities or loans and receivables) on the balance sheet or the accompanying notes to the financial statements; 8) clarify that an entity should evaluate the need for a valuation allowance on a deferred tax asset related to available-for-sale securities in combination with the entity’s other deferred tax assets. The new standard is effective for annual reporting periods beginning after December 15, 2017. The Group has evaluated the impact of this new standard and it will not have a material effect on the consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which requires lessees to recognize most leases on the balance sheet. This ASU requires lessees to recognize a right-of-use asset and lease liability for all leases with terms of more than 12 months. Lessees are permitted to make an accounting policy election to not recognize the asset and liability for leases with a term of twelve months or less. The ASU does not significantly change the lessees’ recognition, measurement and presentation of expenses and cash flows from the previous accounting standard. Lessors’ accounting under the ASC is largely unchanged from the previous accounting standard. In addition, the ASU expands the disclosure requirements of lease arrangements. Lessees and lessors will use a modified retrospective transition approach, which includes a number of practical expedients. The provisions of this guidance are effective for annual periods beginning after December 15, 2018, and interim periods within those years, with early adoption permitted. The Group is in the process of evaluating the impact of adoption of this guidance on the Group’s consolidated financial statements.

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

In January 2017, the FASB issued No. 2017-01, Business Combinations (Topic 805), effective for the annual reporting period beginning after December 15, 2017, and interim period within that period. This updated clarifies the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of business. The Group has evaluated the impact this new standard, and it will not have a material effect on the consolidated financial statements.

In May 2017, the FASB issued ASU 2017-09, “Compensation — Stock Compensation (Topic 708) Scope of Modification Accounting” which provides guidance about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting in Topic 718. Adoption of the Standard is required for annual and interim periods beginning after December 15, 2017 with the amendments in the update applied prospectively to an award modified on or after the adoption date. The Group has evaluated the impact this new standard, and it will not have a material effect on the consolidated financial statements.

In July 2017, the FASB issued ASU 2017-11, “Earnings Per Share (Topic 260); Distinguishing Liabilities from Equity (Topic 480); Derivatives and Hedging (Topic 815) (“ASU 2017-11”)”, which changes the classification of certain equity-linked financial instruments (or embedded features) with down round features. It also clarifies existing disclosure requirements for equity-classified instruments. The update is effective retrospectively for annual reporting periods beginning after December 15, 2018, including interim periods within that reporting period. Early adoption is permitted for all companies in any interim or annual period. The Group is in the process of evaluating the impact of adoption of this guidance on the Group’s consolidated financial statements.

In February 2018, the FASB issued ASU 2018-03, “Technical Corrections and Improvements to Financial Instruments—Overall (Subtopic 825-10)—Recognition and Measurement of Financial Assets and Financial Liabilities” which clarifies certain aspects of the guidance issued in ASU No. 2016-01. All entities may early adopt ASU No. 2018-03 for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years, as long as they have adopted Update 2016-01. The Group has not early adopted this update and it will become effective on July 1, 2018. The Group has evaluated the impact of this new standard and it will not have material effect on the consolidated financial statements.

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

	For the Year Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
	Combined and Consolidated	Consolidated	Consolidated	Consolidated (unaudited)
	(in thousands, except per share data)
Revenues
Commissions and fees, net	990,698	2,547,043	2,198,575	337,915
Trading gains/(losses), net	166,428	12,563	40,554	6,233
Interest and investment income	4,443	4,365	5,406	831
Other revenues	84,305	155,570	204,411	31,417
Total revenues	1,245,874	2,719,541	2,448,946	376,396
Expenses
Employee compensation and benefits	(388,168)	(839,024)	(1,066,553)	(163,926)
Advertising and promotion	(221,859)	(554,291)	(424,865)	(65,301)
Information technology and communications	(32,803)	(40,905)	(41,170)	(6,328)
Occupancy and equipment rental	(41,950)	(76,594)	(123,680)	(19,009)
Taxes and surcharges	(21,711)	(30,748)	(21,080)	(3,240)
Intangible assets amortization	—	(19,081)	(56,547)	(8,691)
Other expenses	(54,164)	(107,766)	(78,509)	(12,066)
Total expenses	(760,655)	(1,668,409)	(1,812,404)	(278,561)
Income before income taxes	485,219	1,051,132	636,542	97,835
Income taxes	(82,204)	(125,430)	(169,556)	(26,060)
Net income	403,015	925,702	466,986	71,775
Less: Net loss attributable to non-controlling interests	—	(4,966)	(13,678)	(2,102)
Net income attributable to Yintech	403,015	930,668	480,664	73,877
Earnings per share(1)
Basic	0.40	0.79	0.34	0.05
Diluted	0.38	0.75	0.33	0.05
Other comprehensive income
Unrealized gains on available-for-sale investments , net of nil income taxes	—	—	(800)	(123)
Foreign currency translation adjustment	1,241	42,696	(18,714)	(2,876)
Comprehensive income	404,256	968,398	447,472	68,776
Comprehensive income attributable to non-controlling interests	—	(4,966)	(13,678)	(2,102)
Comprehensive income attributable to Yintech	404,256	973,364	461,150	70,878

(1)         Basic and diluted earnings per share for the years ended December 31, 2015 and 2016, for which the basic average number of common shares are based on the 1,000,000,000 common shares issued by our company upon the consummation of the reorganization on November 18, 2015, as if those shares were issued as of the earliest date presented.

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Revenues

Our revenues decreased by10.0% from RMB2,719.5 million in 2016 to RMB2,448.9 million (US$376.4 million) in 2017, primarily due to a decrease in our net commissions and fees.

Net Commissions and Fees

Our net commissions and fees decreased by 13.7% from RMB2,547.0 million in 2016 to RMB2,198.6 million (US$337.9 million) in 2017, primarily due to the termination of our business on the Tianjin Precious Metals Exchange and the Guangdong Precious Metals Exchange.

Our customer trading volume increased by 29.2% from RMB2,978.3 billion in 2016 to RMB3,841.1 billion (US$590.4 billion) in 2017. The growth of our customer trading volume in 2017 was primarily due to the commencement of futures commodities trading services.

Our average effective fee rate decreased from 0.086% in 2016 to 0.057% in 2017. The decrease was mainly attributable to (i) a growing customer trading volume contribution from Shanghai Gold Exchange and futures commodities trading, which had a relatively lower effective fee rate, (ii) the termination of our business on the Tianjin Precious Metals Exchange and the Guangdong Precious Metals Exchange, which had a relatively higher effective fee rate.

Net Trading Gains/(Losses)

Our net trading gains increased by 222.8% from RMB12.6 million in 2016 to RMB40.6 million (US$6.2 million) in 2017. The increase was primarily due to a significant increase in short-term investments gains.

Interest and Investment Income

Our interest and investment income remained stable at RMB5.4 million (US$0.8 million) in 2017.

Other Revenues

Our other revenues increased from RMB155.6 million in 2016 to RMB204.4 million (US$31.4 million) in 2017, primarily due to (i) gains from disposal of subsidiaries, (ii) an increase in government grants, and partially offset by the ceasing of awards from exchanges.

Expenses

Our expenses increased by 8.6% from RMB1,668.4 million in 2016 to RMB1,812.4 million (US$278.6 million) in 2017, primarily due to expansion of our business.

Employee Compensation and Benefits

Our employee compensation and benefits increased from RMB839.0 million in 2016 to RMB1,066.6 million (US$163.9 million) in 2017, mainly due to an increase in average headcount.

Advertising and Promotion

Our advertising and promotion expenses consist of advertising expenses and sales agent expenses. Our advertising expenses decreased by 23.3% from RMB554.3 million in 2016 to RMB424.9 million (US$65.3 million) in 2017 due to our cost control measures after the termination of our business on local exchanges.

Information Technology and Communications

Our information technology and communication expenses remains relatively stable which incurred RMB40.9 million and RMB41.2 million (US$6.3 million) in 2016 and 2017, respectively.

Occupancy and Equipment Rental

Our occupancy and equipment rental expenses increased by 61.5% from RMB76.6 million in 2016 to RMB123.7 million (US$19.0 million) in 2017, primarily due to an increase of office rental expenses.

Taxes and Surcharges

Our taxes and surcharges decreased from RMB30.7 million in 2016 to RMB21.1 million (US$3.2 million) in 2016, primarily due to a decrease in commissions and fees.

Other Expenses

Other expenses decreased by 27.1% from RMB107.8 million in 2016 to RMB78.5 million (US$12.1 million) in 2017, primarily due to our effective cost control measures implemented during business transition.

Income Taxes

Our income tax expenses increased from RMB125.4 million in 2016 to RMB169.6 million (US$26.1 million) in 2017, primarily due to (i) withholding tax resulted from the distribution of retained earnings from our PRC subsidiary to its oversea parent company, (ii) valuation allowance provided for deferred tax assets.

Net Income

As a result of the foregoing, our net income decreased from RMB925.7 million in 2016 to RMB467.0 million (US$71.8 million) in 2017.

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

Revenues

Our revenues increased by 118.3% from RMB l,245.9 million in 2015 to RMB2,719.5 million in 2016, primarily due to an increase in our net commissions and fees and other revenues.

Net Commissions and Fees

Our net commissions and fees increased by 157.1% from RMB990.7 million in 2015 to RMB2,547.0 million in 2016, primarily due to the growth of our customer trading volume.

Our customer trading volume increased by 351.5% from RMB659.7 billion in 2015 to RMB2,978.3 billion in 2016, in line with our growing customer base and overall scale of operation. The growth of our customer trading volume in 2016 was primarily due to (i) a growing customer base, (ii) increased customer trading activities, and (iii) the consolidation of Gold Master’s results of operations beginning on September 1, 2016.

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

Interest and Investment Income

Our interest and investment income remained stable at RMB4.4 million in 2016.

Other Revenues

Our other revenues increased from RMB84.3 million in 2015 to RMB155.6 million in 2016, primarily due to an increase in awards from the exchanges.

Expenses

Our expenses increased by 119.3% from RMB760.7 million in 2015 to RMB1,668.4 million in 2016, primarily due to growth of our business.

Employee Compensation and Benefits

Our employee compensation and benefits increased from RMB388.2 million in 2015 to RMB839.0 million in 2016, due to increase in both share-based compensation and other compensation and benefits.

Advertising and Promotion

Our advertising and promotion expenses consist of advertising expenses and sales agent expenses. Our advertising expenses increased by 149.8% from RMB221.9 million in 2015 to RMB554.3 million in 2016 due to the growth of our business.

Information Technology and Communications

Our information technology and communication expenses increased by 24.7% from RMB32.8 million in 2015 to RMB40.9 million in 2016, primarily due to the growth of our business.

Occupancy and Equipment Rental

Our occupancy and equipment rental expenses increased slightly by 82.6% from RMB42.0 million in 2015 to RMB76.6 million in 2016, primarily due to the increase of our office rental fees due to the growth in our operational scale.

Taxes and Surcharges

Our taxes and surcharges increased from RMB21.7 million in 2015 to RMB30.7 million in 2016, primarily due to increase in trading commissions in the Tianjin Precious Metals Exchange which are subject to business tax and surcharges on business tax, and an increase in trading commissions on Guangdong Precious Metals Exchange and an increase in revenue of Yin Sai from intra-group sale of application services, both of which are subject to VAT surcharges.

Other Expenses

Other expenses increased by 99.0% from RMB54.2 million in 2015 to RMB107.8 million in 2016, which is primarily due to the growth of our business.

Income Taxes

Our income tax expenses increased from RMB82.2 million in 2015 to RMB125.4 million in 2016, primarily due to the growth of our business.

Net Income

As a result of the foregoing, our net income increased from RMB403.0 million in 2015 to RMB925.7 million in 2016.

B.            LIQUIDITY AND CAPITAL RESOURCES

Our principal sources of liquidity have been cash generated from our operations, capital injections by our shareholders and the proceeds from our initial public offering in April 2016. As of December 31, 2016 and 2017, we had RMB$1,541.2 million and RMB690.5 million (US$106.1 million) in cash and cash equivalents which consisted of cash on hand and cash deposited with banks. We also held short-term investments that can be redeemed on demand of RMB218.9 million and RMB1,212 million (US$186.3 million) as of December 31, 2016 and 2017. The short-term investments we held are mainly wealth management products issued by banks and fund investments and trust investments managed by licensed asset management companies. We have been able to meet our working capital needs in the past, and we believe that we will be able to meet our working capital needs in the foreseeable future, with our internal financial resources and cash flow from our operations.

The following table sets forth a summary of our cash flows for the periods indicated.

	For the Years Ended December 31,
	2015	2016	2017
	Combined and consolidated	Consolidated	Consolidated	Consolidated (unaudited)
	RMB	RMB	RMB	US$
	(in thousands)
Net cash provided by operating activities	430,814	1,030,836	668,472	94,288
Net cash provided by (used in) investing activities	179,864	(266,466)	(1,146,558)	(167,769)
Net cash provided by (used in) financing activities	(331,751)	414,410	(372,677)	(57,280)
Net increase (decrease) in cash	278,927	1,178,780	(850,763)	(130,761)
Cash at beginning of year	83,534	362,461	1,541,241	236,886
Cash at end of year	362,461	1,541,241	690,478	106,125

Operating Activities

We had a net cash generated from operating activities of RMB668.5 million (US$94.3 million) in 2017, primarily attributable to our net income of RMB467.0 million, as adjusted for non-cash items and the effect of changes in working capital including: (i) a decrease in deposits with clearing organizations of RMB258.9 million, (ii) non-cash share-based compensation of RMB169.7 million, (iii) depreciation and amortization of RMB83.0 million, (iv) non-cash fair value change of RMB45.6 million, (v) a decrease in deferred tax assets of RMB35.2 million. These were partially offset by (i) gain from disposal of subsidiaries of RMB87.2 million, (ii) increase in other assets of RMB74.1 million due to increase in receivables resulting from disposals of subsidiaries and short-term investments, (iii) decrease in accounts payable of RMB78.4 million, (iv) decrease in other liabilities of RMB67.1 million resulting from decrease in taxes payable and customer rebates payable, (v) decrease in income tax payable of RMB42.4 million and (vi) adjustment for realized gain on short-term investments of RMB38.4 million.

We had a net cash generated from operating activities of RMB1,030.8 million in 2016, primarily attributable to our net income of RMB925.7 million, as adjusted for non-cash items and the effect of changes in working capital including: (i) non-cash share-based compensation of RMB163.8 million, (ii) an increase in income tax payable of RMB121.7 million due to our increase in profit before taxes and income taxes, (iii) an increase in accrued employee benefits of RMB85.5 million  due to our increased payroll size, (iv) depreciation of RMB32.4 million. These were partially offset by (i) a decrease in other liabilities arising from operating activities of RMB140.9 million, (ii) an increase in deposits with clearing organizations in the amount of RMB25.9 million as a result of fluctuation in trading activities by our customers and our risk management decision on deposit level on the last day of relevant periods, (iii) fair value change of derivatives of RMB59.5 million and (iv) an increase in deferred tax assets of RMB50.4 million.

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

Investing Activities

We had net cash used in investing activities of RMB1,146.6 million (US$167.8 million) in 2017, primarily attributable to (i) payment for acquisition of subsidiaries offsetting cash acquired in the amount of RMB110.8 million, (ii) purchase of short-term investments of RMB16,155.3 million, which was partially offset by cash received from sale of short-term investments of RMB15,059.0 million, (iii) cash received from disposal of subsidiaries of RMB92.0 million.

We had net cash used in investing activities of RMB266.5 million in 2016, primarily attributable to (i) payment for acquisition of subsidiaries offsetting cash acquired in the amount of RMB119.4 million, (ii) purchase of available-for-sale investments of RMB8,625.2 million, which was partially offset by cash received from sale of available-for-sale investments in the amount of RMB8,501.6 million.

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

Financing Activities

We had net cash used in financing activities of RMB372.7 million (US$57.3 million) in 2017, primarily attributable to (i) payment of dividend of RMB385.1 million, (ii) purchase of treasury stock of RMB37.0 million, which was partially offset by proceeds from exercise of stock options of RMB49.4 million.

We had net cash provided by financing activities of RMB414.4 million in 2016, primarily attributable to proceeds received from the Initial Public Offering and concurrent private placement, net of underwriting fee and IPO costs, in the amount of RMB660.2 million, which was partially offset by (i) repayment of borrowings from related parties of RMB118.9 million and (ii) payment of dividends of RMB126.9 million.

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

Capital Expenditures

Our capital expenditures consist primarily of expenditures for the purchase of fixed assets and intangible assets. Our capital expenditures amounted to RMB11.9 million, RMB25.5 million and RMB31.9 million (US$4.9 million) in 2015, 2016 and 2017, respectively, primarily due to purchases of electronic and office equipment and leasehold improvements for our office space as a result of our business growth. Our actual future capital expenditures may differ from the amounts as indicated above. We expect cash generated from our operating activities and financing activities will meet our capital expenditure needs in the foreseeable future.

Holding Company Structure

We are a holding company with no material operations of our own. We conduct our operations through our subsidiaries in China. As a result, our ability to pay dividends and to finance any debt we may incur depends upon dividends paid by our subsidiaries. Our PRC subsidiaries may purchase foreign exchange from relevant banks and make distributions to offshore companies after completing relevant foreign exchange registration with the SAFE. Our offshore companies may inject capital into or provide loans to our PRC subsidiaries through capital contributions or foreign debts, subject to applicable PRC regulations. If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our subsidiaries are permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. As of December 31, 2017, our PRC subsidiaries had an aggregate retained earnings of RMB1,163.1 million (US$178.8 million) under PRC GAAP. Under PRC law, each of our affiliates in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reached 50% of its registered capital, after which any mandatory appropriation stops. Our PRC subsidiaries had an aggregate statutory reserves in the amount of RMB168.7 million (US$25.9 million) as of December 31, 2017. Yin Sai has reached its maximum reserve amount and it has stopped appropriation, while other PRC entities have not yet reached their respective maximum reserve amounts. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation of the companies. At the discretion of our PRC subsidiaries, they may allocate a portion of their after-tax profits to discretionary funds for staff welfare and bonus. Such discretionary funds, similar to statutory reserves, are not distributable as cash dividends.

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

As of December 31, 2017, we had a software research and development and maintenance team of 556 employees. We also have a professional research team at our in-house research institute through which we provide research support services to our customers. Our research staff members possess various professional qualifications in securities, futures and commodity trading. Our research services include research reports, online lectures, live market commentaries and quantitative analysis. Our research reports include daily, monthly and special event reports. Our research personnel give live market commentary during trading hours, which can be accessed via PC and APP versions of our client software in text or video format. Our research team also develops various quantitative analysis models that can be used by our customers through our client software.

D.                 TREND INFORMATION

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2017 that are reasonably likely to have a material effect on our revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.                  CONTRACTUAL OBLIGATIONS AND COMMITMENTS

The following table sets forth our contractual obligations and commitments as of December 31, 2017.

	Payment due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(RMB in thousands)
Operating lease obligations	144,978	44,818	64,462	21,320	14,378

Total rental expenses for all operating leases were RMB24.4 million, RMB46.7 million and RMB123.7 million (US$19.0 million) for the year ended December 31, 2015, 2016 and 2017, respectively. We did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2017.

G.                SAFE HARBOR

See “Forward-looking Statements” on page 2 of this annual report.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.                 DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth certain information relating to our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Wenbin Chen	44	Co-Founder, Chairman, Chief Executive Officer and Director
Ming Yan	44	Co-Founder and Director
Ningfeng Chen	50	Co-Founder and Director
Feng Li	42	Independent Director
Jue Yao	45	Independent Director
Lijun Lin	46	Independent Director
Pingsen Chen	36	Vice President
Jigeng Chen	36	Vice President
Gang Xu	39	Vice President
Qi Feng	41	Vice President
Dikuo Bo	44	Vice President
Zhigang Zhao	46	Vice President of Technology
Hongchen Yu	30	Interim Chief Financial Officer

Mr. Wenbin Chen is our Founder, Chairman and Chief Executive Officer. Mr. Chen has 17 years of experience in the finance industry. He worked at Fuzhou Tianli Investment Consulting Co., Ltd. from July 1998 to July 2005, with his last position being deputy general manager. Mr. Chen founded Fujian Rulin Information Technology Development Co., Ltd. in July 2005 and served as its general manager until June 2007. Between August 2007 and June 2010, Mr. Chen was Assistant to the Chief Executive Officer of Caifu Software (Beijing) Co., Ltd. Mr. Chen graduated from Dalian University of Technology with a double bachelor’s degree in chemical engineering and international enterprise management in July 1998. He graduated in October 2009 from Cheung Kong Graduate School of Business with an EMBA degree.

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

Mr. Feng Li is our Independent Director. Mr. Li has approximately 17 years of experience in business management and financial education. At the University of Michigan Stephen M. Ross School of Business, he was the Ernst & Young Assistant Professor from July 2004 to July 2011 and the Harry Jones Associate Professor with tenure from July 2011 to June 2015. Since July 2015, Mr. Li has been a professor of accounting and director of the Finance MBA Program at Shanghai Advanced Institute of Finance of Shanghai Jiao Tong University. Since July 17, 2014, Mr. Li has also been an independent director and the audit committee financial expert for Sungy Mobile Limited, a company listed on the NASDAQ (NASDAQ: GOMO). Mr. Li is a member of the American Accounting Association. Mr. Li graduated from Fudan University with a bachelor degree in economics in July 1996 and a master degree in economics in July 1998. He received his master degree in business administration from the University of Chicago in June 2004 and obtained a doctor of philosophy degree in accounting from the University of Chicago in June 2005.

Ms. Jue Yao is our Independent Director. Ms. Yao has extensive experience in accounting and corporate finance. Ms. Yao was the chief financial officer of Qihoo 360 Technology Co., Ltd., or Qihoo 360, a company formerly listed on the New York Stock Exchange (NYSE: QIHU) and currently listed on the Shanghai Stock Exchange (SSE: 601360) from 2014 to April 2018. From 1996 to 1999, Ms. Yao was a senior auditor at KPMG. From 1999 to 2006, Ms. Yao held various positions, including financial director, at Sohu.com Inc. Since 2006, Ms. Yao has held various positions at Qihoo 360, including as its financial director and vice president of finance from 2008 to 2012 and its co-chief financial officer of Qihoo 360 from 2012 to 2014. Ms. Yao graduated from the University of International Business and Economics in China with a bachelor degree in international accounting in June 1996.

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

Mr. Pingsen Chen is our Vice President. Mr. Chen worked at Guangdong Dafu Investment Management Co., Ltd. and Jiangsu Tianding investment management Co., Ltd. from 2006 to 2009. Before co-founding Gold Master, Mr. Chen served as manager of Fuzhou Ruixin Investment Management Co., Ltd. during 2011 to 2012. Mr. Chen served as general manager when we acquired Gold Master in August 2016. Mr. Chen was appointed as our Vice President in April 2017. Mr. Chen graduated from Fujian Commercial College in July 2005. He also studied in Finance at Xiamen University during March 2013 to July 2015.

Mr. Jigeng Chen is our Vice President. He has over 13 years of experience in the financial services industry. Mr. Chen was an investment consultant at Fujian Rulin Investment Management Development Co., Ltd. from April 2004 to December 2007. He worked at a number of companies providing securities software and related services, from January 2008 to May 2011, before joining us. Mr. Chen graduated from Xiangling High School in July 1999.

Mr. Gang Xu is our Vice President. Mr. Xu has over 14 years of experience in the field of information technology and Internet businesses. From March 2003 to May 2008, Mr. Xu worked as an engineer at two software companies. From July 2008 to December 2009, Mr. Xu served at two companies specializing in the development and sales of securities software. Mr. Xu co-founded a stock investor community website, 9666.cn (niuzaiwang) in January 2010 and served as its general manager until April 2011, before joining us. Mr. Xu graduated from University of Hunan in June 2002 with a bachelor degree in computer science and technology. Mr. Xu graduated from Renmin University of China in June 2009 with an MBA degree. Mr. Xu obtained an EMBA degree from Shanghai Advanced Institute of Finance of Shanghai Jiao Tong University in December 2017. Mr. Xu is the brother-in-law of Mr. Wenbin Chen.

Mr. Qi Feng is our Vice President. Mr. Feng has 14 years of experience in the financial services industry. He worked at E-Money (Shanghai Yimeng Software Technology Ltd.), a provider of securities software listed on China’s NEEQ (National Equities Exchange and Quotations), from June 2002 to December 2013, with his last position being general manager of the sales department. From April to November 2014, he served as general manager at Tianjin Zhongyu Precious Metal Management Co., Ltd., a member of the Tianjin Precious Metals Exchange. Mr. Feng graduated from Shanghai Sanmen Vocational School with a degree in real estate development and management in June 1996.

Mr. Dikuo Bo is our Vice President. Mr. Bo was a manager at Tianli Jicang Cultural Communication Co., Ltd., a company specializing in the sales and investment of collectible cultural products, from May 2000 to July 2004. Mr. Bo co-founded Shanghai Tongguan Information Technology, a company providing financial information and services, in October 2007 and served as its general manager until March 2014, before joining us. Mr. Bo graduated from Dalian University of Technology in July 1997 with a bachelor degree in chemical equipment and machinery. He studied in the postgraduate program in finance in Shanghai University of Finance and Economics from September 2003 to July 2005. Mr. Bo obtained an EMBA degree from Shanghai Advanced Institute of Finance of Shanghai Jiao Tong University in December 2017.

Mr. Zhigang Zhao has been our Vice President of Technology since 2017. Mr. Zhao has over 20 years of experience in the information technology industry. Mr. Zhao was Vice President at 99bill Payment and Statements Information Co., Ltd., or 99bill, a leading internet-based financing platform from 2008 to 2016. Mr. Zhao worked as systems architect, project manager, office director and Chief Technology Officer at several information technology firms before joined 99bill. Mr. Zhao graduated from Zhejiang University with a bachelor degree in biomedical engineering in 1998, and from China Europe International Business School with an EMBA degree in 2015.

Mr. Hongchen Yu has been our Interim Chief Financial Officer since 2018. Mr. Yu joined us in 2016 and has served as Investor Relations Director since then. Mr. Yu has 6 years of experience in corporate finance, equity and debt capital markets and mergers and acquisitions. Prior to joining us, Mr. Yu worked at Deutsche Bank in the Corporate Finance Division from 2012 to 2016. Mr. Yu graduated from Peking University with dual bachelor’s degrees in finance and statistics in 2010, and from Columbia University with a master of science degree in financial engineering in 2012.

B.                 COMPENSATION

For the fiscal year ended December 31, 2017, the aggregate cash compensation paid to our directors and executive officers was approximately RMB7.2 million (US$1.1 million). No pension, retirement or similar benefits have been set aside or accrued for our executive officers or directors. We have no service contracts with any of our non-executive directors providing for benefits upon termination of employment. Our PRC subsidiaries are required by PRC laws and regulations to make contributions equal to certain percentages of each employee’s salary for his or her retirement benefit, medical insurance benefits, housing funds, unemployment and other statutory benefit.

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

Second Amended and Restated 2013 Share Option Scheme

The maximum aggregate number of ordinary shares that can be issued under the Second Amended and Restated 2013 Share Option Scheme, or the 2013 Share Option Scheme, is 41,000,000. As of the date of this annual report, options to purchase an aggregate of 16,080,920 ordinary shares have been granted by us and remain outstanding under the 2013 Share Option Scheme.

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

Fourth Amended and Restated 2014 Share Option Scheme

The following is a summary of the principal terms of the Fourth Amended and Restated 2014 Share Option Scheme, or the Revised 2014 Share Option Scheme. The maximum aggregate number of ordinary shares that can be issued under the Scheme is 200,000,000. As of the date of this annual report, options to purchase an aggregate of 80,424,394 ordinary shares have been granted by us and remain outstanding under the Revised 2014 Share Option Scheme.

Eligible participants. Our employees, officers, directors, business associates or any other individual as determined by our board of directors, in its sole discretion, has contributed or will contribute to our company, are eligible to participate in the Revised 2014 Share Option Scheme.

Exercise price.  The exercise price in respect of options granted under the scheme before our initial public offering is US$0.163 per share subject to any adjustment as a result of any alteration in the capital structure of our company by way of capitalization of profits or reserves, rights issue, sub-division or consolidation of shares or reduction of share capital of our company from time to time, but excluding, for the avoidance of doubt, any alteration in the capital structure of our company as a result of an issue of shares or other securities as consideration in a transaction to which our company is a party; the exercise price in respect of all outstanding options granted on April 27, 2016 is US$0.500 per share; and the exercise price in respect of any options to be granted in the future shall be further determined by the board of directors of the Company.

Vesting schedule.  The administrator of the Revised 2014 Share Option Scheme has the sole discretion in determining the individual vesting schedules and other restrictions applicable to shares awarded and opinions granted under such scheme.

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

Third Amended and Restated Pre-IPO RSU Scheme

The following is a summary of the principal terms of the Third Amended and Restated Pre-IPO RSU Scheme or Pre-IPO RSU Scheme. The shares in aggregate underlying all awards under the Pre-IPO RSU Scheme shall not exceed 100,000,000. As of the date of this annual report, RSUs granted by us and remain outstanding underly an aggregate number of 57,756,984 ordinary shares.

Eligible participants.  Our employees, officers, directors, business associates or any other individuals as determined by our board of directors, in its sole discretion, has contributed or will contribute to our company, is eligible to participate in the Pre-IPO RSU Scheme.

Vesting schedule.  The administrator of the Pre-IPO RSU Scheme have sole discretion in determining the individual vesting schedules and other restrictions applicable to shares arded under such scheme.

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

The following table summarizes, as of March 31, 2018, options and RSUs that we granted to our executive officers and to other individuals as a group and remain outstanding under our 2013 Share Option Scheme, 2014 Share Option Scheme and Pre-IPO RSU Scheme.

Name	Ordinary Shares Underlying Outstanding Options / RSUs Granted		Exercise Price(US$ per Share)	Date of Grant(4)	Date of Expiration
Wenbin Chen	*	(2)	0.500	April 27, 2016	April 26, 2022/2023/2024
	*	(2)	0.163	December 22,2017	December 31, 2021/2022/2023
Pingsen Chen	*	(3)	—	November 16,2016	November 15,2025
	*	(3)	—	December 5, 2017	December 4,2026
	*	(2)	0.500	April 27, 2016	April 26, 2022/2023/2024
Jigeng Chen	*	(1)	0.163	December 3, 2013	February 29, 2020
	*	(2)	0.163	December 15, 2014	December 31, 2021/2022/2023
	*	(2)	0.500	April 27, 2016	April 26, 2022/2023/2024
	*	(3)	—	November 16,2016	November 15,2025
	*	(3)	—	December 5, 2017	December 4,2026
Gang Xu	*	(1)	0.163	December 3, 2013	February 29, 2020
	*	(2)	0.163	December 15, 2014	December 31, 2021/2022/2023
	*	(2)	0.500	April 27, 2016	April 26, 2022/2023/2024
	*	(3)	—	November 16,2016	November 15,2025
	*	(3)	—	December 5, 2017	December 4,2026
Qi Feng	*	(2)	0.163	December 15, 2014	December 31, 2021/2022/2023
	*	(2)	0.163	January 13, 2016	December 31, 2021/2022/2023
	*	(2)	0.500	April 27, 2016	April 26, 2022/2023/2024
	*	(3)	—	November 16,2016	November 15,2025
	*	(3)	—	December 5, 2017	December 4,2026
Dikuo Bo	*	(2)	0.163	December 15, 2014	December 31, 2021/2022/2023
	*	(2)	0.500	April 27, 2016	April 26, 2022/2023/2024
	*	(3)	—	November 16,2016	November 15,2025
	*	(3)	—	December 5, 2017	December 4,2026
Hongchen Yu	*	(2)	0.163	January 13, 2016	December 31, 2021/2022/2023
	*	(3)	—	December 5, 2017	December 4,2026
Zhigang Zhao	*	(3)	—	June 29, 2017	June 28, 2026
Other individuals as a group	13,793,580	(1)	0.163	December 3, 2013	February 29, 2020
	13,843,200	(2)	0.163	December 15, 2014	December 31, 2021/2022/2023
	2,147,590	(3)	—	January 15, 2015	January 12, 2025
	4,580,794	(2)	0.163	January 13, 2016	December 31, 2021/2022/2023
	972,654	(3)	—	January 13, 2016	January 12, 2025
	26,166,640	(2)	0.500	April 27, 2016	April 26, 2022/2023/2024
	11,388,640	(3)	—	November 16,2016	November 15,2025
	1,440,540	(3)	—	June 29, 2017	June 28, 2026
	8,000,000	(2)	0.500	September 6, 2017	April 26, 2023/2024/2025
	2,000,000	(2)	0.500	September 6, 2017	December 31, 2024/2025/2026
	2,000,000	(3)	—	September 6, 2017	September 5, 2026
	23,521,840	(3)	—	December 5, 2017	December 4, 2026
Total	154,262,298

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

D.                 EMPLOYEES

As of December 31, 2017, we had a total of 3,484 employees, who were all full-time employees. The following table sets forth certain information about our employees by function as of December 31, 2017.

	Number of Employees	% of Total Employees
Technology	556	16%
Research	27	1%
Customer Service	641	19%
Sales & Marketing	1,679	48%
General & Administration	539	16%
Total	3,484	100%

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

E.                SHARE OWNERSHIP

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2018:

•                  each of our directors and executive officers; and

•                  each person known to us to own beneficially more than 5% of our ordinary shares.

The calculations in the shareholder table below assume that there are 1,411,021,835 ordinary shares outstanding as of March 31, 2018.

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

	Ordinary Shares Beneficially Owned as of March 31, 2017
	Number	Percentage
Directors and Executive Officers:
Wenbin Chen(1)	403,416,580	28.59%
Ming Yan(1)	300,000,000	21.26%
Ningfeng Chen(1)	300,000,000	21.26%
Pingsen Chen(1)	*	*
Jigeng Chen	*	*
Gang Xu	*	*
Qi Feng	*	*
Dikuo Bo	*	*
Zhigang Zhao	*	*
Hongchen Yu	*	*
All directors and executive officers as a group	1,025,072,660	72.65%
Principal Shareholders:
Coreworth Investments Limited(2)	400,000,000	28.35%
Harmony Creek Investments Limited(3)	300,000,000	21.26%
Rich Horizon Investments Limited(4)	300,000,000	21.26%
Panhou Value Growth Fund SPC(5)	97,872,480	6.94%

*                 Less than 1% of our total outstanding shares.

(1)         Mr. Wenbin Chen is the sole shareholder of Coreworth Investments Limited, or Coreworth, and is deemed to be interested in 400,000,000 Shares held by Coreworth. The business address of Mr. Chen is 3rd Floor, Lujiazui Investment Tower, No.360 Pudian Road, Pudong New Area, Shanghai 200125, People’s Republic of China. Mr. Ming Yan is the sole shareholder of Harmony Creek Investments Limited, or Harmony Creek, and is deemed to be interested in 300,000,000 shares held by Harmony Creek. The business address of Mr. Yan is 3rd Floor, Lujiazui Investment Tower, No.360 Pudian Road, Pudong New Area, Shanghai 200125, People’s Republic of China. Ms. Ningfeng Chen is the sole shareholder of Rich Horizon Investments Limited, or Rich Horizon, and is deemed to be interested in 300,000,000 shares held by Rich Horizon. The business address of Ms. Chen is 3rd Floor, Lujiazui Investment Tower, No.360 Pudian Road, Pudong New Area, Shanghai 200125, People’s Republic of China.

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

(5)         Panhou Value Growth Fund SPC is a segregated portfolio company incorporated under the laws of Cayman Islands. Among 97,872,480 ordinary shares beneficially owned by it, 95,081,680 ordinary shares were held by Asia Growth SP, a segregated portfolio of Panhou Value Growth Fund SPC and 2,790,800 ordinary shares were, on an as converted basis, held by the Global Growth SP, a segregated portfolio of Panhou Value Growth Fund SPC in the form of 295,929 ADS. Each share of ADS held by the Global Growth SP represents twenty (20) ordinary shares. Its registered address is Room 6111-12, 61th Floor, The Center, 99 Queen’s Road, Central Hong Kong.

As of March 31, 2018, 250,316,620 of our ordinary shares outstanding were held by one record holder in the United States, which is the depositary of our ADS program, representing 17.74% of our total issued and outstanding ordinary shares as of such date. None of our existing shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.                MAJOR SHAREHOLDERS

PLEASE REFER TO “ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES—E. SHARE OWNERSHIP.”

B.                 RELATED PARTY TRANSACTIONS

Transactions with Shareholders and Related Parties

On April 21, 2017, Yintech Financial Holdings Company Limited, a wholly-owned subsidiary of us, entered into a definitive sale and purchase agreement with Eternal Link Investments Limited, which is 100% owned by Mr. Ming Yan. Pursuant to this agreement, Yintech Financial Holdings Company Limited shall acquire the entire share capital of Forthright Financial Holdings Company Limited, which conducts securities brokerage business in Hong Kong through its wholly-owned subsidiary Forthright Securities Company Limited (“Forthright Securities”). Forthright Securities is regulated by and under the supervision of the Securities and Futures Commission of Hong Kong, and is a corporation licensed to carry on Type 1 (dealing in securities) and Type 4 (advising on securities) regulated activities under the Securities and Futures Ordinance. The transaction was approved by the Securities and Futures Commission of Hong Kong on September 18, 2017 and was completed on December 29, 2017 with a total consideration of approximately RMB 12.8 million.

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

Dividend Policy

Our wholly owned PRC subsidiaries, prior to the reorganization completed on November 18, 2015, have paid significant dividends to our founders or companies controlled by our founders, including RMB100.0 million in 2014 and RMB705.0 million in 2015. In March 2017, we announced a dividend of US$0.80 per ADS for the full fiscal year of 2016, and the aggregate amount of this dividend payment was US$55.9 million. In March 2018, we announced a dividend of US$0.40 per ADS for the full fiscal year of 2017, and the aggregate amount of this dividend payment was US$28.2 million. Going forward, we intend to pay dividends to our ordinary shareholders, while the timing, amount and form of future dividends, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors.

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

	Trading Price (US$)
	High	Low
Annual Highs and Lows
2016 (since April 27, 2016)	20.95	10.92
2017	22.97	8.53
Quarterly Highs and Lows
Second Quarter 2016 (since April 27, 2016)	14.20	10.92
Third Quarter 2016	20.95	13.10
Fourth Quarter 2016	19.94	15.68
First Quarter 2017	22.97	16.00
Second Quarter 2017	21.79	8.53
Third Quarter 2017	11.36	9.13
Fourth Quarter 2017	14.81	8.54
Monthly Highs and Lows
October 2017	14.81	10.98
November 2017	13.33	9.80
December 2017	10.14	8.54
January 2018	10.24	8.58
February 2018	10.86	8.51
March 2018	10.28	9.02
April 2018 (through April 20, 2017)	9.50	8.68

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

PRC Taxation

Under the PRC EIT Law, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” of the PRC. The SAT, issued the Circular on Issues Concerning the Identification of Chinese-Controlled Overseas Registered Enterprises as Resident Enterprises in Accordance With the Actual Standards of Management Bodies, or Circular 82, on April 22, 2009, amended on January 29, 2014 and partly amended on December 29, 2017. Circular 82 clarified that dividends and other income paid by such resident enterprises will be considered PRC-source income and subject to PRC withholding tax, currently at a rate of 10%, when paid to non-PRC enterprise shareholders. Under the implementation rules to the PRC EIT Law, a “de facto management body” is defined as a management body that has substantial and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. In addition, the above circular specifies that certain PRC-invested enterprises will be classified as PRC resident enterprises if the following are located or resident in the PRC: (i) senior management personnel and core management departments that are in charge of daily production, and operation management; (ii) financial and human resources decision-making bodies; (iii) major assets, accounting books, company seals, and minutes and files of board meetings and shareholders’ meetings; and (iv) more than half of the senior management or directors having voting rights.

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

Prior to the disposal of all the subsidiaries which offered trading on either Tianjin Precious Metals Exchange or the Guangdong Precious Metals Exchange, our price risk exposure mainly came from (i) spot commodity contracts we entered into when we served as counterparty to our customers’ trades, (ii) spot commodity contracts with special members for hedging the price risks identified in (i), (iii) trading of physical commodities (mostly silver) and commodity futures contracts we enter into for hedging the risks related to physical commodity trading. The values of these contracts fluctuated as a result of changes in market price of commodities, exposing us to price risks. In 2015, we entered into a risk and return transfer arrangement with a fund, pursuant to which, although we still acted as counterparty to our customers’ trades, our gains and losses from our principal trading positions on the Tianjin Precious Metals Exchange and the Guangdong Precious Metals Exchange would be transferred to the fund. As long as such arrangement remained in force, we were not exposed to price risks in relation to spot commodity contracts on these two exchanges. By the end of 2017, we did not hold positions on the Tianjin Precious Metals Exchange and the Guangdong Precious Metals Exchange, and were not exposed to price risk on these two exchanges. We did not hold principal positions and therefore, were not exposed to price risks from our operation on the Shanghai Gold Exchange.

The following table indicates the effect on our profit after tax and retained profits that would happen if at the period end as indicated, it is estimated that an increase or decrease in the relevant commodity prices, as applicable, with all other variables held constant.

As of December 31,
	2015	2016	2017
	Effect on profit after tax and retained profits	Effect on profit after tax and retained profits(1)	Effect on profit after tax and retained profits(2)
(in thousands, except percentages)
Increase / Decrease of 5% in the relevant commodity prices	—	—	—
Increase / Decrease of 10% in the relevant commodity prices	—	—	—

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

(2)         As of December 31, 2017, since we did not hold positions, the price risk exposure from operations on Tianjin Precious Metals Exchange, the Guangdong Precious Metals Exchange, and the Shanghai Gold Exchange is nil, and the effect on profit after tax and retained profits is nil.

Credit Risk

Credit risk is the risk that counterparties may fail to honor their obligations.

We were exposed to credit risks of the third party fund that has entered into a risk and return transfer arrangement with us. Pursuant to the arrangements which took effect on August 23, 2015 with an initial term of five years, the fund will assume all the gains and losses resulting from our principal positions on the Tianjin Precious Metals Exchange and the Guangdong Precious Metals Exchange. To manage the credit risks of the fund, we required the fund to maintain a net asset value of not less than 100% of the aggregate minimum deposits we needed to place with the two exchanges. The fund had placed capital in a bank account under its name and under joint administration of the fund and us, and the fund could not withdraw or make transfer from the bank account without our approval. For more details of the risk and return transfer arrangement, please see “Item 4. Information on the Company—B. Business Overview—Risk Management—Trading Related Risks.” In May 2017, we terminated the risk and return transfer arrangement, as we the new trading mechanism took place on the Tianjin Precious Metals Exchange and the Guangdong Precious Metals Exchange As of December 31, 2017, the net asset of value of such fund was nil.

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

For the period from April 27, 2016, the date that the F-1 Registration Statement was declared effective by the SEC, to the date of this annual report, the net proceeds received from our initial public offering were mainly used as follows:

•                  approximately US$42.2 million for the payment of cash consideration in relation to the acquisition of Gold Master,

•                  approximately US$48.0 million for general corporate purposes.

Item 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Interim Chief Financial Officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Disclosure controls and procedures are controls and procedures that are designed to ensure that information required to be disclosed in our reports filed or submitted under the Securities Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to management, including our principal executive officer and our principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Based upon this evaluation, our management has concluded that, as of December 31, 2017, our existing disclosure controls and procedures were ineffective, solely due to the material weaknesses in internal control over financial reporting identified below.

Management’s Report on Internal Control over Financial Reporting

In the course of auditing our combined and consolidated financial statements for the year ended December 31, 2015, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting.

Under the supervision and with the participation of our Chief Executive Officer and Interim Chief Financial Officer, our management conducted an assessment of the effectiveness of internal control over financial reporting as of December 31, 2017 based on the criteria established in Internal Control — Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management determined that our internal control over financial reporting was ineffective due to the presence of the same material weakness.

One material weakness identified relates to our lack of sufficient accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements and failure to establish and clearly communicate acceptable policies regarding U.S. GAAP financial reporting, which contributed to inadequate controls in the application of accounting policies in the United States.

Our independent registered public accounting firm had not undertaken a comprehensive assessment of our internal control under the Sarbanes-Oxley Act for purposes of identifying and reporting any weakness or significant deficiency in our internal control over financial reporting, as our independent registered public accounting firm will be required to do once we cease to be an emerging growth company. Had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional control deficiencies may have been identified.

Remediation of Material Weaknesses

To address the material weakness and control deficiencies identified and to improve our internal control over financial reporting and disclosure controls, we have taken initiatives to implement and plan to implement further measures. We are in the process of hiring additional competent accounting staff with appropriate knowledge and experience of U.S. GAAP and SEC reporting requirements, and engage external advisors such as our independent registered public accounting firm to provide trainings on U.S. GAAP and SEC regulations for our accounting personnel. We will also develop and implement a full set of U.S. GAAP accounting policies and financial reporting procedures as well as related internal control policies, including implementing a comprehensive accounting manual to guide day-to-day accounting operations and reporting work. We expect to complete these measures as soon as practicable. We expect that we will incur significant costs in the implementation of such measures. However, the implementation of these measures may not fully address the deficiencies in our internal control over financial reporting. We are not able to estimate with reasonable certainty the costs that we will need to incur to implement these and other measures designed to improve our internal control over financial reporting. See “Item 3. Key Information—D. Risk Factors—Risks relating to our business and industry—If our internal control over financial reporting or our disclosure controls and procedures are not effective, we may not be able to accurately report our financial results, prevent fraud or file our periodic reports in a timely manner.”

Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report by our independent registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

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

	For the year ended December 31,
	2015	2016	2017
	US$	US$	US$
	(in thousands)
Audit fees(1)	1,041	591	712

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

Exhibit Number	Description of Document

12.1*	Certification by Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Independent Registered Public Accounting Firm

15.2*	Consent of King & Wood Mallesons

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Labels Linkbase Document

101.PRE*	RL Taxonomy Extension Presentation Linkbase Document

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

Date: April 27, 2018

COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS OF

YINTECH INVESTMENT HOLDINGS LIMITED

Page(s)

Report of Independent Registered Public Accounting Firm	F2

Consolidated Balance Sheets as of December 31, 2016 and 2017	F3 – F4

Combined and Consolidated Statements of Comprehensive Income for the Years Ended December 31, 2015, 2016 and 2017	F5

Combined and Consolidated Statements of Shareholders’ Equity for the Years Ended December 31, 2015, 2016 and 2017	F6 – F8

Combined and Consolidated Statements of Cash Flows for the Years Ended December 31, 2015, 2016 and 2017	F9 – F10

Notes to Combined and Consolidated Financial Statements	F11 - F56

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Yintech Investment Holdings Limited (the “Company”):

Opinion on the Combined and Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Yintech Investment Holdings Limited and subsidiaries as of December 31, 2017 and 2016, the related combined and consolidated statements of comprehensive income, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2017, and the related notes (collectively, the combined and consolidated financial statements). In our opinion, the combined and consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These combined and consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these combined and consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined and consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the combined and consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the combined and consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the combined and consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

 KPMG Huazhen LLP

/s/ KPMG Huazhen LLP

We have served as the Company’s auditor since 2015.

Shanghai, China
April 27, 2018

YINTECH INVESTMENT HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands)

		December 31,
	Note	2016	2017	2017
		RMB	RMB	(Note2)USD
				Unaudited

Assets

Cash	6	1,541,241	690,478	106,125
Entrusted bank balances held on behalf of customers	7	—	150,452	23,124
Short-term investments	8	218,940	1,212,006	186,282
Deposits with clearing organizations		265,807	1,152	177
Derivative assets		45,569	—	—
Equipment and leasehold improvements	9	37,594	39,214	6,027
Deferred tax assets	26	59,551	34,431	5,292
Goodwill	13	1,069,603	1,096,972	168,602
Accounts receivable	10	109,497	171,156	26,306
Intangible assets	14	417,257	433,983	66,702
Other assets	11	154,822	311,281	47,843
Total assets		3,919,881	4,141,125	636,480

Liabilities and Shareholders’ Equity

Accounts payable (including accounts payable of the consolidated variable interest entities (“VIE”) and VIE’s subsidiaries without recourse to the Company of nil and RMB 1,985 thousand as of December 31, 2016 and 2017, respectively)		15,274	197,516	30,358
Accrued employee benefits (including accrued employee benefits of the consolidated VIE and VIE’s subsidiaries without recourse to the Company of nil and RMB 12,299 thousand as of December 31, 2016 and 2017, respectively)		231,376	142,085	21,838
Income tax payable (including income tax payable of the consolidated VIE and VIE’s subsidiaries without recourse to the Company of nil and RMB 5,522 thousand as of December 31, 2016 and 2017, respectively)		145,049	73,458	11,290
Deferred tax liability	26	108,694	106,315	16,340
Other liabilities (including other liabilities of the consolidated VIE and VIE’s subsidiaries without recourse to the Company of nil and RMB 8,625 thousand as of December 31, 2016 and 2017, respectively)	12	103,507	45,553	7,002
Total liabilities		603,900	564,927	86,828

YINTECH INVESTMENT HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in thousands)

		December 31,
	Note	2016	2017	2017
		RMB	RMB	(Note2) USD
				Unaudited

Liabilities and Shareholders’ Equity (continued)

Ordinary shares (US$0.00001 par value; 3,000,000,000 shares authorized, 1,377,708,575 shares issued and outstanding as of December 31, 2016; 1,425,282,175 shares issued and 1,413,951,095 shares outstanding as of December 31, 2017)	15	90	93	14
Treasury stock (nil and 11,331,080 shares as of December 31, 2016 and 2017, respectively)	16	—	(36,973)	(5,683)
Additional paid-in capital	15	2,236,778	2,058,312	316,357
Retained earnings	18	1,035,861	1,516,525	233,086
Accumulated other comprehensive income	19	43,937	24,423	3,754
Total Yintech shareholders’ equity		3,316,666	3,562,380	547,528

Non-controlling interests	20	(685)	13,818	2,124
Total shareholders’ equity		3,315,981	3,576,198	549,652

Commitments and contingencies	21	—	—	—
Total liabilities and shareholders’ equity		3,919,881	4,141,125	636,480

The accompanying notes are an integral part of the combined and consolidated financial statements.

YINTECH INVESTMENT HOLDINGS LIMITED

COMBINED AND CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands, except share and per share data)

		Year ended December 31,
	Note	2015	2016	2017	2017
		RMB	RMB	RMB	(Note2) USD
		Combined and	Consolidated	Consolidated	Consolidated
		Consolidated			Unaudited

Revenues
Commissions and fees, net	22	990,698	2,547,043	2,198,575	337,915
Trading gains, net	23	166,428	12,563	40,554	6,233
Interest and investment income		4,443	4,365	5,406	831
Other revenues	24	84,305	155,570	204,411	31,417
		1,254,874	2,719,541	2,448,946	376,396

Expenses
Employee compensation and benefits		(388,168)	(839,024)	(1,066,553)	(163,926)
Advertising and promotion	25	(221,859)	(554,291)	(424,865)	(65,301)
Information technology and communications		(32,803)	(40,905)	(41,170)	(6,328)
Occupancy and equipment rental		(41,950)	(76,594)	(123,680)	(19,009)
Taxes and surcharges		(21,711)	(30,748)	(21,080)	(3,240)
Intangible assets amortization		—	(19,081)	(56,547)	(8,691)
Other expenses		(54,164)	(107,766)	(78,509)	(12,066)
		(760,655)	(1,668,409)	(1,812,404)	(278,561)

Income before income taxes		485,219	1,051,132	636,542	97,835
Income taxes	26	(82,204)	(125,430)	(169,556)	(26,060)
Net income		403,015	925,702	466,986	71,775

Less: Net loss attributable to non-controlling interests		—	(4,966)	(13,678)	(2,102)
Net income attributable to Yintech		403,015	930,668	480,664	73,877

Earnings per share	27
Basic		0.40	0.79	0.34	0.05
Diluted		0.38	0.75	0.33	0.05

Other comprehensive income
Unrealized loss on available-for-sale investments, net of tax		—	—	(800)	(123)
Foreign currency translation adjustment		1,241	42,696	(18,714)	(2,876)
Comprehensive income		404,256	968,398	447,472	68,776
Comprehensive income attributable to non-controlling interests		—	(4,966)	(13,678)	(2,102)
Comprehensive income attributable to Yintech		404,256	973,364	461,150	70,878

The accompanying notes are an integral part of the combined and consolidated financial statements.

YINTECH INVESTMENT HOLDINGS LIMITED

COMBINED AND CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Amounts in thousands)

		Ordinary Shares		Paid-in	Additional paid-in	Retained	Accumulated other comprehensive	Equity attributable to non- controlling
	Note	Shares	Amount	Capital	capital	Earnings	income	interest	Total
Balance as of December 31, 2014 Combined		—	—	125,000	7,560	480,626	—	—	613,186
Net income prior to Reorganization		—	—	—	—	297,822	—	—	297,822
Share-based compensation prior to Reorganization	28	—	—	—	28,214	—	—	—	28,214
Others prior to Reorganization		—	—	—	(86)	—	—	—	(86)
Dividend distribution prior to Reorganization	17	—	—	—	—	(831,876)	—	—	(831,876)
Issuance of ordinary shares	15	1,000,000,000	65	—	—	—	—	—	65
Balance as of Reorganization date		1,000,000,000	65	125,000	35,688	(53,428)	—	—	107,325
Reorganization		—	—	(125,000)	(35,688)	53,428	—	—	(107,260)
Capital contribution		—	—	—	254,298	—	—	—	254,298
Net income following Reorganization		—	—	—	—	105,193	—	—	105,193
Share-based compensation following Reorganization	28	—	—	—	2,769	—	—	—	2,769
Other comprehensive income following Reorganization		—	—	—	—	—	1,241	—	1,241
Others following Reorganization		—	—	—	31	—	—	—	31

Balance as of December 31, 2015 Consolidated		1,000,000,000	65	—	257,098	105,193	1,241	—	363,597

The accompanying notes are an integral part of the combined and consolidated financial statements.

YINTECH INVESTMENT HOLDINGS LIMITED

COMBINED AND CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Amounts in thousands)

		Ordinary Shares		Treasury Stock		Additional paid-in	Retained	Accumulated other comprehensive	Equity attributable to non- controlling
	Note	Shares	Amount	Shares	Amount	capital	Earnings	income	interest	Total
Balance as of December 31, 2015 Consolidated		1,000,000,000	65	—	—	257,098	105,193	1,241	—	363,597
Net income		—	—	—	—	—	930,668	—	(4,966)	925,702
Shares issued in connection with:
—Initial Public Offering (“IPO”) and private issuance to MeMeStar	15	164,814,815	11	—	—	660,155	—	—	—	660,166
—Exercise of stock options and Vesting of RSUs	15	12,002,820	1	—	—	10,754	—	—	—	10,755
—Acquisition of subsidiaries	15	200,890,940	13	—	—	1,146,239	—	—	—	1,146,252
Share-based compensation	28	—	—	—	—	163,813	—	—	—	163,813
Business combination	4	—	—	—	—	—	—	—	3,000	3,000
Other comprehensive income		—	—	—	—	—	—	42,696	—	42,696
Acquisition of subsidiaries’ shares from non-controlling shareholders		—	—	—	—	(1,281)	—	—	1,281	—

Balance as of December 31, 2016 Consolidated (RMB)		1,377,708,575	90	—	—	2,236,778	1,035,861	43,937	(685)	3,315,981

The accompanying notes are an integral part of the combined and consolidated financial statements.

YINTECH INVESTMENT HOLDINGS LIMITED

COMBINED AND CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Amounts in thousands)

		Ordinary Shares		Treasury Stock		Additional paid-in	Retained	Accumulated other comprehensive	Equity attributable to non- controlling
	Note	Shares	Amount	Shares	Amount	capital	Earnings	income	interest	Total
Balance as of December 31, 2016 Consolidated		1,377,708,575	90	—	—	2,236,778	1,035,861	43,937	(685)	3,315,981
Net income		—	—	—	—	—	480,664	—	(13,678)	466,986
Shares issued in connection with:
—Exercise of stock options and vesting of RSUs	15	47,573,600	3	—	—	36,930	—	—	—	36,933
Disposal of a subsidiary		—	—	—	—	—	—	—	5,474	5,474
Stock repurchase	16	—	—	(11,331,080)	(36,973)	—	—	—	—	(36,973)
Share-based compensation	28	—	—	—	—	169,717	—	—	—	169,717
Dividend distribution	17	—	—	—	—	(385,113)	—	—	—	(385,113)
Business combination	4	—	—	—	—	—	—	—	22,707	22,707
Other comprehensive income		—	—	—	—	—	—	(19,514)	—	(19,514)

Balance as of December 31, 2017 Consolidated (RMB)		1,425,282,175	93	(11,331,080)	(36,973)	2,058,312	1,516,525	24,423	13,818	3,576,198

Balance as of December 31, 2017 Consolidated (USD)		—	14	—	(5,683)	316,357	233,086	3,754	2,124	549,652

The accompanying notes are an integral part of the combined and consolidated financial statements.

YINTECH INVESTMENT HOLDINGS LIMITED

COMBINED AND CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	Year ended December 31,
	2015	2016	2017	2017
	RMB	RMB	RMB	(Note2) USD
	Combined and	Consolidated	Consolidated	Consolidated
	Consolidated			Unaudited

Cash flows from operating activities:
Net income	403,015	925,702	466,986	71,775
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	11,880	32,370	83,014	12,759
Gain on sale of equipment	(147)	(206)	(524)	(81)
Fair value change of derivatives	13,891	(59,460)	45,569	7,004
Realized gain on sale of available-for-sale investments	(8,190)	(10,695)	(38,392)	(5,901)
Deferred tax expense/(benefit)	(1,988)	(50,347)	35,206	5,411
Share-based compensation	30,983	163,813	169,717	26,085
Imputed interest	(55)	—	—	—
Gain from disposal of subsidiaries	—	(677)	(87,217)	(13,405)
Changes in operating assets and liabilities, net of acquisition:
(Increase)/decrease in deposits with clearing organizations	17,314	(25,903)	258,875	39,788
Increase in other assets arising from operating activities	(21,228)	(8,411)	(74,052)	(19,835)
Decrease in amount due from related parties	1,800	—	—	—
Decrease in accounts payable	(19,511)	(1,562)	(78,427)	(12,054)
Increase in accrued employee benefits	27,973	85,451	(2,828)	(435)
Decrease in other liabilities arising from operating activities	(21,726)	(140,903)	(67,058)	(10,307)
Increase/(decrease) in income taxes payable	(3,197)	121,664	(42,397)	(6,516)
Net cash provided by operating activities	430,814	1,030,836	668,472	94,288

Cash flows from investing activities:
Proceeds from sale of equipment	2,183	1,469	467	72
Cash paid for purchase of equipment and leasehold improvements	(8,579)	(25,488)	(31,945)	(4,910)
Cash paid for purchase of available-for-sale investments	(4,862,180)	(8,625,200)	(16,155,280)	(2,483,021)
Cash received from sale of available-for-sale investments	5,148,700	8,501,625	15,059,010	2,322,981
Issuance of loans to related parties	(40,000)	—	—	—
Cash received from repayment of loans to related parties	47,000	—	—	—
Payment for reorganization	(107,260)	—	—	—
Payment for acquisition of subsidiaries, net of cash acquired	—	(119,413)	(110,834)	(17,035)
Cash received from disposal of subsidiaries	—	541	92,024	14,144
Net cash provided by/(used in) investing activities	179,864	(266,466)	(1,146,558)	(167,769)

The accompanying notes are an integral part of the combined and consolidated financial statements.

YINTECH INVESTMENT HOLDINGS LIMITED

COMBINED AND CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(Amounts in thousands)

	Year ended December 31,
	2015	2016	2017	2017
	RMB	RMB	RMB	(Note2) USD
	Combined and	Consolidated	Consolidated	Consolidated
	Consolidated			Unaudited

Cash flows from financing activities:
Cash acquired from acquisition	6	—	—	—
Proceeds from capital contribution	254,298	—	—	—
Proceeds from issuance of ordinary shares	65	660,166	—	—
Proceeds from borrowings from related parties	118,880	—	—	—
Repayment of borrowings from related parties	—	(118,880)	—	—
Proceeds from exercise of options	—	—	49,409	7,594
Dividends paid	(705,000)	(126,876)	(385,113)	(59,191)
Purchase of treasury stock	—	—	(36,973)	(5,683)
Net cash (used in)/provided by financing activities	(331,751)	414,410	(372,677)	(57,280)

Net increase/(decrease) in cash	278,927	1,178,780	(850,763)	(130,761)
Cash — beginning of year	83,534	362,461	1,541,241	236,886
Cash — end of year	362,461	1,541,241	690,478	106,125

Supplemental disclosure of cash flow information
Cash paid for income taxes	87,949	54,113	134,276	9,646
Cash paid for interest	—	—	—	—

The accompanying notes are an integral part of the combined and consolidated financial statements.

YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands)

1.                           DESCRIPTION OF BUSINESS AND ORGANIZATION

Yintech Investment Holdings Limited (“Yintech”, or the “Company”) was incorporated under the laws of the Cayman Islands on November 4, 2015.

Yintech and its subsidiaries (hereinafter the “Group”) primarily provided trading and investment services for online spot commodity trading through three exchanges, namely Shanghai Gold Exchange (“Shanghai Exchange”), Tianjin Precious Metals Exchange (“Tianjin Exchange”) and Guangdong Precious Metals Exchange (“Guangdong Exchange”) (collectively, the “Exchanges”) in the PRC. Among the three exchanges the Group operates on, Shanghai Exchange is established by the People’s Bank of China (“PBOC”), with the approval of the State Council of the PRC, and is the only national-level exchange for spot commodity trading in China. Tianjin and Guangdong Exchanges are provincial-level exchanges supervised by the Finance Office of Tianjin Municipal Government and the Department of Commerce of Guangdong Province, respectively.

Six subsidiaries of the Group were comprehensive members of either Tianjin Exchange or Guangdong Exchange. As a comprehensive member of the Tianjin and Guangdong Exchanges, the Group earned commissions and fees on customers’ trades and served as the counterparty to customers’ trades. Therefore, the Group was exposed to market risk related to fluctuations of the prices of the underlying commodities that primarily consist of silver, palladium, platinum, copper, aluminum and nickel.  In June 2016, Tianjin Exchange launched a new trading rule and a new trading system (the “New Mechanism”), under which the Group only took the broker role in customer deals and did not take positions any more. As a result, the Group started to only earn trading commissions in Tianjin Exchange. The new trading mechanism and the old version were in parallel run until the New Mechanism fully replaced the old mechanism by the end of 2016. The Group did not hold cash, securities, or property from customers that would be used to margin, guarantee, or secure any trades or contracts that result from customers’ order. On the Shanghai Exchange, the Group serves as an agent and do not hold principal positions. To a lesser extent, the Group also trades in physical commodity of raw silver.

On April 24, 2017, Guangdong Exchange announced that it has adjusted its commodity trading business in light of new market development, and in particular, it terminated the trading of all the current products on the exchange on May 6, 2017.

On June 2, 2017, Tianjin Exchange announced that it would adjust its commodity trading business in order to reduce trading risks. In particular, it suspended the opening of new trading positions and significantly tightened leverage requirement for all commodities (silver, palladium and platinum) traded on the exchange starting from June 12, 2017. The closing of existing trading positions was not affected. In August and November 2017, eight subsidiaries in total that provided customers with services for the trading of spot commodities on Guangdong Exchange and Tianjin Exchange were disposed.

Starting from May 2017, the Group entered into brokerage agreements with several commodity futures brokers, through which the Group provides commodity futures trading service to its individual customers on silver and other precious metal and commodities on three leading future commodity exchanges in China, namely the Dalian Commodity Exchange (“Dalian Exchange”), Zhengzhou Commodity Exchange (“Zhengzhou Exchange”) and Shanghai Futures Exchange (“Shanghai Futures”) (collectively, the “Futures Commodity Exchanges”). The Futures Commodity Exchanges are supervised by China Securities Regulatory Commission (“CSRC”).

The Group has also been extending its business scope into securities investment advisory and asset management services.

As of December 31, 2017, Yintech has subsidiaries, VIEs and VIEs’ subsidiaries in countries and jurisdictions including the People’s Republic of China (“PRC”), Hong Kong, United States of America (“USA”), British Virgin Islands (“BVI”) and New Zealand (“NZ”). Details of the subsidiaries, VIEs and VIEs’ subsidiaries of the Company are set out below:

YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands)

1.                           DESCRIPTION OF BUSINESS AND ORGANIZATION (CONTINUED)

Name of subsidiary	Date of incorporation/ acquisition	Paid up capital	% of equity interest held by the Company	Place of incorporation

Shanghai Yin Sai Computer Technology Co., Ltd. (Yin Sai) (formerly known as Shanghai Yin Tian Xia Technology Co., Ltd.)*	Incorporated on June 27, 2011	RMB 5 million	100%	PRC

Shanghai Yin Tian Xia Financial and Information Service Co., Ltd.*	Incorporated on May 15, 2014	RMB 5 million	100%	PRC

Yintech Enterprise Co., Ltd. (formerly known as Win Yin Gold Investment Co., Ltd. (BVI))*	Incorporated on September 29, 2014	USD 1 dollar	100%	BVI

Yintech Enterprise (HK) Investment Co., Ltd. (formerly known as Win Yin (HK) Gold Investment Co., Ltd.)*	Incorporated on October 31, 2014	HKD 1 dollar	100%	Hong Kong

Shanghai Chun Xin Information Technology Co., Ltd. (formerly known as Shanghai Zu Ding Culture Communication Co., Ltd.)	Incorporated on April 14, 2015	RMB 1 million	100%	PRC

Shanghai Yintech Investment Group Co., Ltd. (formerly known as Shanghai Yin Tian Xia Investment Management (Group) Co., Ltd.)	Incorporated on April 14, 2015	USD 30 million	100%	PRC

Yintech Frontier Co., Ltd.	Incorporated on November 5, 2015	USD 1 dollar	100%	BVI

Yintech Elements Co., Ltd.	Incorporated on November 9, 2015	USD 1 dollar	100%	BVI

Shanghai Jin Dou Information Technology Co., Ltd. (“Jin Dou”)	Incorporated on November 12, 2015	RMB 10 million	100%	PRC

Yintech Elements (HK) Co., Ltd.	Incorporated on November 19, 2015	HKD 1 dollar	100%	Hong Kong

YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands)

1.                           DESCRIPTION OF BUSINESS AND ORGANIZATION (CONTINUED)

Name of subsidiary	Date of incorporation/ acquisition	Paid up capital	% of equity interest held by the Company	Place of incorporation

Yintech Frontier (HK) Co., Ltd.	Incorporated on November 19, 2015	HKD 1 dollar	100%	Hong Kong

Shanghai Jin Huan Industrial Co., Ltd. (“Jin Huan”)	Incorporated on November 30, 2015	RMB 3.05 million	100%	PRC

Shanghai Jin Yi Information Technology Co., Ltd., (“Jin Yi”)	Incorporated on December 4, 2015	RMB 10 million	100%	PRC

Shanghai Yi Shi Information Technology Co., Ltd. (‘‘Yi Shi’’)	Incorporated on March 30, 2016	RMB 10 million	100%	PRC

Yintech Ventures Co., Ltd.	Incorporated on June 1, 2016	USD 1 dollar	100%	BVI

Shanghai Yin He You Co., Ltd. (“Yin He You”)	Acquired on June 1, 2016	RMB 5 million	100%	PRC

Yintech Gold Co., Ltd.	Incorporated on June 16, 2016	USD 1 dollar	100%	BVI

Yintech Ventures (HK) Co., Ltd.	Incorporated on June 21, 2016	HKD 1 dollar	100%	Hong Kong

Shanghai Li Xian Information Technology Co., Ltd. (‘‘Li Xian’’)	Incorporated on July 26, 2016	—	100%	PRC

Shanghai Xie Luo Information Technology Co., Ltd. (‘‘Xie Luo’’)	Incorporated on July 26, 2016	—	100%	PRC

Gold Master (HK) Co., Ltd.(“Gold Master HK”)	Acquired on August 31, 2016	USD 3 million	100%	Hong Kong

Shanghai Ming Qin Information Technology Co., Ltd. (‘‘Ming Qin’’)	Acquired on August 31, 2016	USD 3 million	100%	PRC

Shanghai Gold Master Network Financial Information Service Co., Ltd. (‘‘Gold Master’’)	Acquired on August 31, 2016	RMB 84 million	100%	PRC

YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands)

1.                           DESCRIPTION OF BUSINESS AND ORGANIZATION (CONTINUED)

Name of subsidiary	Date of incorporation/ acquisition	Paid up capital	% of equity interest held by the Company	Place of incorporation

Shanghai Gold Master Network Technology Co., Ltd. (‘‘Gold Master Network’’)	Acquired on August 31, 2016	RMB 10 million	100%	PRC

Shanghai Xi Ben Sofware Technology Co., Ltd. (‘‘Xi Ben’’)	Incorporated on September 12, 2016	—	100%	PRC

Yintech Innovation Co., Ltd.	Incorporated on November 23, 2016	USD 1 dollar	100%	BVI

Yintech Financial Holdings Co., Ltd.	Incorporated on December 12, 2016	USD 1 dollar	100%	BVI

Yintech Innovation Labs, LLC	Incorporated on December 20, 2016	USD 0.5 million	100%	USA

Shanghai Die Xiao Information Technology Co., Ltd. (“Die Xiao”)	Incorporated on December 27, 2016	RMB 1.85 million	100%	PRC

Shanghai Hai Fan Information Technology Co., Ltd. (“Hai Fan”)	Incorporated on January 22, 2017	—	100%	PRC

Shanghai Hao Ken Information Technology Co., Ltd. (“Hao Ken”)	Incorporated on February 23, 2017	RMB 0.2 million	100%	PRC

Shanghai Qian Cheng Industrial Co., Ltd. (“Qian Cheng”)	Incorporated on August 7, 2017	RMB 1 million	100%	PRC

Shanghai Qian Lin Industrial Co., Ltd. (“Qian Lin”)	Incorporated on August 8, 2017	—	100%	PRC

Shanghai Qian Jing Industrial Co., Ltd. (“Qian Jing”)	Incorporated on August 9, 2017	RMB 1 million	100%	PRC

Shanghai Qian Xi Industrial Co., Ltd. (“Qian Xi”)	Incorporated on August 9, 2017	RMB 0.06 million	100%	PRC

Shanghai Qian Dian Industrial Co., Ltd. (“Qian Dian”)	Incorporated on August 10, 2017	RMB 0.06 million	100%	PRC

Shanghai Qian Du Industrial Co., Ltd. (“Qian Du”)	Incorporated on August 10, 2017	—	100%	PRC

YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands)

1.                           DESCRIPTION OF BUSINESS AND ORGANIZATION (CONTINUED)

Name of subsidiary	Date of incorporation/ acquisition	Paid up capital	% of equity interest held by the Company	Place of incorporation

Shanghai Qian Shi Industrial Co., Ltd. (“Qian Shi”)	Incorporated on August 10, 2017	—	100%	PRC

Shanghai Xu Fan Industrial Co., Ltd (“Xu Fan”)	Incorporated on August 15, 2017	RMB 0.01 million	100%	PRC

Shanghai Xu Xing Industrial Co., Ltd (“Xu Xing”)	Incorporated on August 15, 2017	RMB 0.01 million	100%	PRC

Shanghai Xu Mu Industrial Co., Ltd (“Xu Mu”)	Incorporated on August 17, 2017	RMB 1 million	100%	PRC

Shanghai Xu Liang Cultural Communication Co., Ltd. (“Xu Liang”)	Acquired on August 31, 2017	RMB 1.83 million	100%	PRC

Fuqing Yun Zhong Information Technology Co., Ltd. (“Yun Zhong”)	Incorporated on October 19, 2017	—	100%	PRC

Shanghai Miao Huan Industrial Co., Ltd. (“Miao Huan”)	Incorporated on October 24, 2017	—	100%	PRC

Forthright International Holdings Limited	Acquired on December 29, 2017	USD 1 dollar	100%	BVI

Forthright International Co., Ltd.	Acquired on December 29, 2017	—	100%	New Zealand

Forthright Financial Holdings Co., Ltd	Acquired on December 29, 2017	HKD 50 million	100%	Hong Kong

Forthright Securities Co., Ltd.	Acquired on December 29, 2017	HKD 80 million	100%	Hong Kong

Forthright Management Services Co., Ltd.	Acquired on December 29, 2017	HKD 0.01 million	100%	Hong Kong

Forthright Asset Management Co., Ltd.	Acquired on December 29, 2017	HKD 15 million	100%	Hong Kong

YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands)

1.                           DESCRIPTION OF BUSINESS AND ORGANIZATION (CONTINUED)

Name of subsidiary	Date of incorporation/ acquisition	Paid up capital	% of equity interest held by the Company	Place of incorporation

Forthright Finance Co., Ltd.	Acquired on December 29, 2017	HKD 0.5 million	100%	Hong Kong

Shanghai Fan Di Information Technology Co., Ltd. (“Fan Di”)	Acquired on December 29, 2017	HKD 5 million	100%	PRC

Name of VIE	Date of incorporation/ acquisition	Paid up capital	% of equity interest held by the Company	Place of incorporation

Shanghai Bei Xun Industrial Co., Ltd. (“Bei Xun”)	Acquired on January 3, 2017	RMB 10 million	100%	PRC

Shanghai Ran Yu Information Technology Co., Ltd. (“Ran Yu”)	Acquired on January 3, 2017	RMB 20 million	100%	PRC

Guangdong Hong Feng Co., Ltd. (“Hong Feng”)	Incorporated on October 17, 2017	RMB 2.6 million	100%	PRC

Name of VIE’s subsidiary	Date of incorporation/ acquisition	Paid up capital	% of equity interest held by the Company	Place of incorporation

Shanghai Hua Shu Tong Jin Industrial Co., Ltd. (“Hua Shu Tong Jin”)	Incorporated on May 26, 2017	RMB 0.01 million	100%	PRC

Guangdong Bo Zhong Securities Investment Advisory Co., Ltd. (“Bo Zhong”)	Acquired on May 31, 2017	RMB 35 million	94%	PRC

Sina Shi Jin (Shanghai) Information Technology Co., Ltd. (“Sina Shi Jin”) (formerly known as Sina Cai Dao (Shanghai) Information Technology Co., Ltd.)	Acquired on July 1, 2017	RMB 104.45 million	51%	PRC

Shanghai Hou Zhan Information Technology Co., Ltd. (“Hou Zhan”)	Incorporated on July 20, 2017	—	51%	PRC

YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands)

1.                           DESCRIPTION OF BUSINESS AND ORGANIZATION (CONTINUED)

Name of VIE’s subsidiary	Date of incorporation/ acquisition	Paid up capital	% of equity interest held by the Company	Place of incorporation

Shanghai Yuan Shi Investment Advisory Co., Ltd. (“Yuan Shi”)	Acquired on August 31, 2017	RMB 2.3 million	100%	PRC

Shanghai Tian Xi Information Technology Co., Ltd. (“Tian Xi”)	Acquired on August 31, 2017	RMB 10 million	100%	PRC

Shanghai Chun Da Asset Management Co., Ltd. (“Chun Da”)	Acquired on October 1, 2017	RMB 10 million	100%	PRC

Note (*): These entities were acquired by Yintech through a group reorganization (the ‘‘Reorganization’’) as described below.

Reorganization

The Reorganization was completed on November 18, 2015. The Reorganization involved the incorporation of Yintech and the transfer of Tianjin Rong Jin Hui Yin Precious Metals Management Co., Limited (“Rong Jin Hui Yin”), Guangdong Jin Xiang Yin Rui Precious Metals Management Co., Limited (“Jin Xiang Yin Rui”), Shanghai Yin Tian Xia Technology Co., Limited (“Yin Tian Xia Technology”), and Yintech Enterprise Co., Limited, and their subsidiaries Shanghai Yin Tian Xia Precious Metal Products Co., Limited (“Yin Tian Xia Products”), Shanghai Yin Tian Xia Financial and Information Service Co., Limited (Yin Tian Xia Information”), Yintech Enterprise (HK) Co., Limited, Shanghai Yin Tian Xia Investment Management (Group) Co., Limited (“Yin Tian Xia Investment”), and Shanghai Ke Chang Investment Consulting Co,. Limited (“Ke Chang”) (collectively, the “Transferred Entities”) from Win Yin Financial and Information Service Company Limited (“Win Yin”) to Yintech. Prior to the Reorganization, the Transferred Entities’ equity interests were 100% owned by Win Yin. Chen Wenbin, Yan Ming, and Chen Ningfeng (collectively the “Founding Shareholders”), each owned 40%, 30%, and 30% equity interest in Win Yin.

Establishment of Yintech. Yintech was established in the Cayman Islands on November 4, 2015 as an exempted company with limited liability under Companies Law (2011 Revision) (as combined and revised) of the Cayman Islands. Yintech is 100% ultimately owned by the Founding Shareholders, each owned 40%, 30%, and 30% equity interest in Yintech.

Transfer of Transferred Entities to the Group. In November 2015, Yintech acquired Yintech Enterprise Co., Limited and its subsidiaries from Win Yin at book value of USD 1 (RMB 6).  As a result, Yintech became the holding company of Yintech Enterprise Co.,Ltd., Yintech Enterprise (HK) Co. Limited, and Yin Tian Xia Investment. Also in November 2015, Yin Tian Xia Investment acquired Rong Jin Hui Yin, Jin Xiang Yin Rui and Yin Tian Xia Technology, and their subsidiaries from Shanghai Long Jin Co., Limited (“Long Jin”), a wholly-owned subsidiary of Win Yin, at book value of RMB 107.26 million, which was settled in December 2015. The consideration was financed by a shareholder loan which was subsequently repaid in February 2016. These acquisitions, as part of the Reorganization, were completed on November 18, 2015.

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

Principles of combination and consolidation

Prior to the Reorganization, the combined financial statements include the financial statements of the Transferred Entities since the date of incorporation, and were prepared on a combined basis. Following the Reorganization, the consolidated financial statements include the accounts of Yintech and its subsidiaries, VIEs and VIEs’ subsidiaries, in which the Company is the ultimate primary beneficiary. All significant intercompany balances and transactions have been eliminated upon combination and consolidation.

To comply with PRC legal restrictions on foreign ownership of companies that operates securities investment advisory, asset management and other restricted services, the Group operates these regulated business in China through certain PRC domestic companies, namely Ran Yu, Bei Xun and Hong Feng (collectively, the “VIEs” and each a “VIE”), whose equity interests are held by their nominee shareholders. The registered capital of these VIEs are funded by the Company through its wholly owned subsidiary, namely Xie Luo, and recorded as interest-free loans to these nominee shareholders. These loans were eliminated with the capital of the VIEs during consolidation. The Company began to consolidate Ran Yu, Bei Xun and Hong Feng as VIEs in January, January and October 2017, respectively.

Under various contractual agreements, nominee shareholders of the VIEs are required to transfer their ownership in these entities to Xie Luo when permitted by PRC laws and regulations or to designees of Xie Luo at any time for the amount of loans outstanding. All voting rights of the VIEs are assigned to Xie Luo and Xie Luo has the right to appoint all directors and senior management personnel of the VIEs. The Company has also entered into exclusive service agreements with the VIEs, under which Xie Luo provides business consulting and other services to the VIEs with service fee equivalent to 100% of the VIEs’ net profits. In addition, nominee shareholders of the VIEs have pledged their shares in the VIEs as collateral for the non-payment of loans or for the technical and other services fees due to Xie Luo.

YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands)

2.                            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Principles of combination and consolidation (Continued)

The principal terms of the agreements entered into amongst the VIEs, their respective shareholders and Xie Luo are further described below.

Loan Agreement.  Pursuant to the Loan Agreement, Xie Luo agrees to lend interest free loans to nominee shareholders and the VIEs with sole purpose for payment of paid-in capital of the VIEs and their daily operation, respectively. The amount of loan depends on the written loan granting notice. Pursuant to the Loan Agreement, the term of loans is 10 years, nominee shareholders and the VIEs should repay the loan, and any other payables by means that is acceptable to Xie Luo on expiry date. These loans were eliminated with the capital and payables of the VIEs during consolidation.

Exclusive Services Agreement.  Pursuant to the Exclusive Services Agreement, Xie Luo has the exclusive right to provide business consulting services, including marketing, operation, business management, training and other customized services, to the VIEs. Without Xie Luo’s prior written consent, the VIEs agree not to accept the same or any similar services provided by any third party. The VIEs agree to pay service fees on a yearly basis or at any other time when Xie Luo considers it is necessary and at an amount equivalent to 100% of The VIEs’ net profits as confirmed by Xie Luo. Pursuant to the Exclusive Services Agreement, Xie Luo agrees to absorb all the profits and losses of the VIEs, and will provide financial support when the VIEs come across operation loss or serious business difficulties. The term of this agreement is 10 years, and the agreement will be automatically extended upon the expiry.

Exclusive Purchase Option Agreement.  Pursuant to the Exclusive Purchase Option Agreement, the nominee shareholders of the VIEs have irrevocably granted Xie Luo an exclusive option to purchase, or have its designated person(s) to purchase, at its discretion, to the extent permitted under PRC law, all or part of such shareholders’ equity interests in the VIEs. The purchase price should equal to the minimum price required by PRC law or such other price as may be agreed by the parties in writing. Without Xie Luo’s prior written consent, the nominee shareholders of the VIEs have agreed that the VIEs shall not amend the articles of association, increase or decrease the registered capital, sell or otherwise dispose of their assets or beneficial interest, provide any loans, or distribute dividends to the shareholders, and the shareholders shall not offer to sell, transfer, gift, pledge, or otherwise dispose all or part of their equity interests in the VIEs. These agreements will remain effective until all equity interests of the VIEs have been transferred or assigned to Xie Luo or its designated person(s).

Powers of Attorney.  Pursuant to the Powers of Attorney, each nominee shareholder of the VIEs has irrevocably entrust all their rights to Xie Luo or its designated person(s). All shareholder rights, including, but not limited to, voting on all matters of the VIEs, signing on all documents of the VIEs that require shareholder approval, appointing directors, executive officers and major financial personnel, deciding to carry out liquidation of the VIEs, keeping the company seal, financial seal and other materials, items or information which can control the VIEs’ daily operation and disposing of all or part of the shareholder’s equity interest in the VIEs. Xie Luo is also entitled to appoint and change the entrustee to act as exclusive attorney in fact of the shareholders of the VIEs with prior notice to such shareholders. Pursuant to the Powers of Attorney, Xie Luo has rights to know the key information of the VIEs, including but not limited to, operating status, clients’ information, employee data and financial information. The power of attorney will remain in force until the nominee shareholders have transferred all of their equity interest to Xie Luo or its designated person(s), or Xie Luo provides written consent to terminate the powers of attorney.

YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands)

2.                            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Principles of combination and consolidation (Continued)

Equity Interest Pledge Agreement.  Pursuant to the Equity Interest Pledge Agreement, nominee shareholders of the VIEs have pledged all of their equity interest in the VIEs to Xie Luo to guarantee the fulfillment of obligations under the contractual agreements, which include the Loan Agreement, the Powers of Attorney, Exclusive Option Agreement, Exclusive Service Agreement, Intellectual Property License and Transfer Agreement, and Equity Interest Pledge Agreement. If any of contractual obligations are breached under these agreements, Xie Luo, as pledgee, will be entitled the rights to dispose all or part of the pledged equity interests of any nominee shareholders, even the one does not breach the contractual obligations. The prior rights are given to compensate the service fee, compensation of breaching contracts (if any), interest, compensatory payment, etc, from the proceeds of pledged equity interest disposal. Each of the shareholders of the VIEs agrees that, during the term of the equity interest pledge agreements, he or she will not dispose of the pledged equity interests or create or allow creation of any encumbrance on the pledged equity interests without the prior written consent of Xie Luo. The Equity Interest Pledge Agreements remain effective until all the contractual arrangements are terminated, the VIEs and the shareholders discharge all their obligations under the contractual arrangements, or Xie Luo obtains all of equity interests of the VIEs under the terms of Exclusive Option Agreement .

Intellectual Property License and Transfer Agreement.  Pursuant to the Intellectual Property License and Transfer Agreement, the VIEs have irrevocably granted Xie Luo an exclusive right to acquire any or all of the intellectual property rights owned by the VIEs. Before acquiring intellectual property of the VIEs, Xie Luo has an exclusive license to use for free any or all of the intellectual property rights owned by the VIEs from time to time. Without Xie Luo’s prior written consent, the VIEs agree not to transfer or license any intellectual property rights to any third parties. In addition, the VIEs has granted Xie Luo the right to purchase any or all of the intellectual property rights of the VIEs at the lowest price permitted under PRC law.

The Company believes that the contractual arrangements among its wholly owned subsidiary, the VIEs and its shareholders are in compliance with the current PRC laws and legally enforceable. However, uncertainties in the interpretation and enforcement of the PRC laws, regulations and policies could limit the Company’s ability to enforce these contractual arrangements. As a result, the Company may be unable to consolidate the VIEs and its subsidiary in the combined and consolidated financial statements. The Company’s ability to control its VIEs also depends on the authorization by the shareholders of the VIEs to exercise voting rights on all matters requiring shareholders’ approval in the VIEs. The Company believes that the agreements on authorization to exercise shareholder’s voting power are legally enforceable. In addition, if the legal structure and contractual arrangements with its VIEs were found to be in violation of any future PRC laws and regulations, the Company may be subject to fines or other actions. The Company believes the possibility that it will no longer be able to control and consolidate its VIEs will occur as a result of the aforementioned risks and uncertainties is remote.

YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands)

2.                            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Principles of combination and consolidation (Continued)

The following table sets forth the assets, liabilities, results of operations and changes in cash and cash equivalents of the VIEs and their subsidiaries taken as a whole, which were included in the Company’s consolidated balance sheets and statements of comprehensive income (loss) with intercompany transactions eliminated:

	Year ended December 31,
	2016	2017	2017
	RMB	RMB	(Note2)USD
			Unaudited
Total assets	—	258,466	39,725
Total liabilities	—	28,431	4,370

	Year ended December 31,
	2016	2017	2017
	RMB	RMB	(Note2)USD
			Unaudited
Net Revenues	—	47,161	7,249
Net Expenses	—	(75,115)	(11,545)

	Year ended December 31,
	2016	2017	2017
	RMB	RMB	(Note2)USD
			Unaudited
Cash flows from operating activities	—	101,213	15,556
Cash flows from investing activities	—	(119,220)	(18,324)
Cash flows from financing activities	—	31,015	4,767
Net increase in cash	—	13,008	1,999

The Company began to consolidate Ran Yu, Bei Xun and Hong Feng as VIEs in January, January and October, 2017, respectively. As of December 31, 2017, the total assets for the consolidated VIEs were RMB 258.47 million, which mainly comprised of RMB 57.39 million in cash and short-term investments, and RMB 201.08 million in the remaining balances include accounts receivable, other assets, intangible assets, equipment and leasehold improvement, deferred tax assets and goodwill. As of December 31, 2017, total liabilities for the consolidated VIEs were RMB 28.43 million, which mainly included RMB 16.7 million in accounts payable, other liabilities and accrued employee benefits, RMB 5.52 million in income taxes payable, and RMB 6.21 million in deferred revenues.

Under the contractual arrangements with the VIEs, the Company through its wholly owned subsidiary, Xie Luo, has the power to direct activities of the VIEs and can have assets transferred freely out of the VIEs without restrictions. Therefore, the Company considers that there is no asset of VIEs that can only be used to settle obligations of the respective VIEs, except for registered capital and PRC statutory reserves of VIEs.

Since the VIEs are incorporated as limited liability companies under the PRC Company Law, creditors of the VIEs do not have recourse to the general credit of the Company or Xie Luo.

YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands)

2.                            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Currency translation for financial statements presentation

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

Translations of amounts from RMB into USD for the convenience of the reader have been calculated at the exchange rate of RMB 6.5063 per USD 1.00 on December 29, 2017, the last business day for the year ended 31 December, 2017, as published on the website of the United States Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at such rate. The USD convenience translation is not required under U.S. GAAP and all USD convenience translation amounts in the accompanying combined and consolidated financial statements are unaudited.

Use of estimates

The preparation of combined and consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the combined and consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Group evaluates its estimates and judgments including those related to: the fair value of stock based compensation; the useful lives and recoverability of equipment and leasehold improvements and intangible assets; goodwill, the purchase price allocation and fair value of non-controlling interests with respect to business combinations; the fair value of investments; the carrying value of receivables from customers; the determination of the allowance for doubtful accounts; the liabilities for unrecognized tax benefits; indefinitely reinvested earnings; and the valuation allowance for deferred tax assets.

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

In 2015, 2016 and 2017, the Group traded commodity futures contracts on the Shanghai Futures Exchange to manage its exposure on spot commodity contracts and physical trading of raw silver. Commodity futures contracts are recorded at fair value with changes reflected in earnings. Gains and losses from these contracts are recorded in trading gains / (losses), net.  At the end of December 31, 2016 and 2017, the Group has no commodity futures contracts outstanding.

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

In 2017, with the termination of trading on the Guangdong Exchange and the suspension of trading on the Tianjin Exchange, there will be no more gains or losses arising from spot commodity contracts or the risk and return transfer agreements.

YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands)

2.                            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Entrusted bank balances held on behalf of customers

Entrusted bank balances held on behalf of customers is the fund that Forthright Securities receives from customers for purpose of buying or selling securities on their behalf. The fund is deposited at designated entrusted bank accounts.

Short-term investments

Short-term investments mainly include available-for-sale investments (“AFS investments”) and reverse repurchase agreements. AFS investments include wealth management products issued by banks, fund investments and trust investments managed by licensed asset management companies. These investments are recorded at fair value. Unrealized holding gains and losses on AFS investments, net of the related tax effect, are excluded from earnings and are reported as a separate component of accumulated other comprehensive income until realized. Realized gains and losses from the sale of AFS investments are determined on a specific-identification basis and are recorded as trading gains / (losses). Reverse repurchase agreements are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. Interest and investment income are recognized when earned.

Revenue recognition

Revenue is recognized when all of the following conditions are met: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price is fixed or determinable and collectability is reasonably assured. These criteria as they relate to each of the following major revenue generating activities are described below.

(i)                 Commissions and fees

Commissions and fees are recorded on a trade-date basis. The Group earns trading commissions, spread fees and overnight fees from its operation on Tianjin and Guangdong Exchanges, which are settled on a daily basis. The Group earns trading commissions from its operation on Shanghai Exchange and the Futures Commodity Exchanges, which are settled on a monthly basis. Cash rebates on trading commissions and overnight fees offered by the Group to its customers are recorded as a reduction of revenue.

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

YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands)

2.                            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(iv)          Other revenues

Other revenues primarily consist of gain on disposal of subsidiaries, income from sales of application services, sales of silver products, government grants, awards from the Exchanges and value-added-tax (“VAT”) refund.

Gain on disposal of subsidiaries is recognized when the substantive control over the subsidiaries is transferred and the disposal consideration is received or there is a reasonable assurance that they will be received.

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

YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands)

2.                          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Stock based compensation

The Group measures the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award and recognizes the cost over the period the employee is required to provide service in exchange for the award, which generally is the vesting period. The Group recognizes compensation cost for an award with only service conditions that has a graded vesting schedule on a straight-line basis over the requisite service period for the entire award, net of estimated forfeitures, provided that the cumulative amount of compensation cost recognized at any date at least equals to the portion of the grant-date value of such award that is vested at that date. Forfeiture rates are estimated based on historical and future expectations of employee turnover rates. Stock compensation expense, when recognized, is recorded as expense with the corresponding entry to additional paid-in capital. During 2017 the Company has adopted ASU 2016-09 which did not have any impact in the Company’s financial statements. In accordance with ASU 2016-09, the Company has made the accounting policy election to continue to estimate forfeitures based upon historical occurrences.

Income taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided to reduce the carrying amount of deferred tax assets if it is considered more likely than not that some portion or all of the deferred tax assets will not be realized. The Group recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50 percent likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Group presents any interest or penalties related to an underpayment of income taxes as part of its income tax expense.

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

Treasury Stock

The Company accounts for treasury stock using the cost method. Under this method, the cost incurred to purchase the shares is recorded in the treasury stock account on the consolidated balance sheets. At retirement, the ordinary shares account is charged only for the aggregate par value of the shares. The excess of the acquisition cost of treasury stocks over the aggregate par value is allocated between additional paid-in capital (up to the amount credited to the additional paid-in capital upon original issuance of the shares) and retained earnings.

Segment Reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The Group has one single operating and reportable segment. (Note 30 - Segment Information)

YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands)

2.                  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recently Issued Accounting Standards

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

A company is required to disclose sufficient quantitative and qualitative information to enable users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. Companies are permitted to adopt the standard using a retrospective transition method (i.e., restate all prior periods presented) or a cumulative effect method (i.e., recognize the cumulative effect of initially applying the guidance at the date of initial application with no restatement of prior periods). However, both methods allow companies to elect certain practical expedients on transition that will help to simplify how a company restates its contracts. The Company has determined to adopt the standard using the cumulative effect method.

The Group has evaluated the impact of this new standard, including its impact on the Group’s business processes, systems and controls, and determined it will not have a material effect on the consolidated financial statements other than additional disclosures required by the standard. The new standard will not affect the total revenues or operating earnings recognized for each contract, nor the timing of when those amounts are recognized. This is because substantially all of the Group’s contracts do not contain multiple-elements arrangement, and also the Company records revenue at a single point in time when service is delivered or completed.

In January 2016, the FASB issued ASU No. 2016-01, Financial Instruments—Overall. Amendments in ASU 2016-01 are as follows: 1) require equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income. However, an entity may choose to measure equity investments that do not have readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer; 2) simplify the impairment assessment of equity investments without readily determinable fair values by requiring a qualitative assessment to identify impairment. When a qualitative assessment indicates that impairment exists, an entity is required to measure the investment at fair value; 3) eliminate the requirement to disclose the fair value of financial instruments measured at amortized cost for entities that are not public business entities; 4) eliminate the requirement for public business entities to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet; 5) require public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes; 6) require an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments; 7) require separate presentation of financial assets and financial liabilities by measurement category and form of financial asset (that is, securities or loans and receivables) on the balance sheet or the accompanying notes to the financial statements; 8) clarify that an entity should evaluate the need for a valuation allowance on a deferred tax asset related to available-for-sale securities in combination with the entity’s other deferred tax assets. The new standard is effective for annual reporting periods beginning after December 15, 2017. The Group has evaluated the impact of the new standard and it will not have a material effect on the consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which requires lessees to recognize most leases on the balance sheet. This ASU requires lessees to recognize a right-of-use asset and lease liability for all leases with terms of more than 12 months. Lessees are permitted to make an accounting policy election to not recognize the asset and liability for leases with a term of twelve months or less. The ASU does not significantly change the lessees’ recognition, measurement and presentation of expenses and cash flows from the previous accounting standard. Lessors’ accounting under the ASC is largely unchanged from the previous accounting standard. In addition, the ASU expands the disclosure requirements of lease arrangements. Lessees and lessors will use a modified retrospective transition approach, which includes a number of practical expedients. The provisions of this guidance are effective for annual periods beginning after December 15, 2018, and interim periods within those years, with early adoption permitted. The Group is in the process of evaluating the impact of adoption of this guidance on the Group’s consolidated financial statements.

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

In January 2017, the FASB issued No. 2017-01, Business Combinations (Topic 805), effective for the annual reporting period beginning after December 15, 2017, and interim period within that period. This update clarifies the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of business. The Group has evaluated the impact this new standard, and it will not have a material effect on the consolidated financial statements.

In May 2017, the FASB issued ASU 2017-09, Compensation — Stock Compensation (Topic 718) Scope of Modification Accounting” which provides guidance about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting in Topic 718. Adoption of the Standard is required for annual and interim periods beginning after December 15, 2017 with the amendments in the update applied prospectively to an award modified on or after the adoption date. The Group has evaluated the impact of this new standard, and it will not have a material effect on the consolidated financial statements.

In July 2017, the FASB issued ASU 2017-11, “Earnings Per Share (Topic 260); Distinguishing Liabilities from Equity (Topic 480); Derivatives and Hedging (Topic 815) (“ASU 2017-11”)”, which changes the classification of certain equity-linked financial instruments (or embedded features) with down round features. It also clarifies existing disclosure requirements for equity-classified instruments. The update is effective retrospectively for annual reporting periods beginning after December 15, 2018, including interim periods within that reporting period. Early adoption is permitted for all companies in any interim or annual period. The Group is in the process of evaluating the impact of adoption of this guidance on the Group’s consolidated financial statements.

In February 2018, the FASB issued ASU 2018-03, “Technical Corrections and Improvements to Financial Instruments—Overall (Subtopic 825-10)—Recognition and Measurement of Financial Assets and Financial Liabilities” which clarifies certain aspects of the guidance issued in ASU No. 2016-01. All entities may early adopt ASU No. 2018-03 for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years, as long as they have adopted Update 2016-01. The Group has not early adopted this update and it will become effective on July 1, 2018. The Group has evaluated the impact of this new standard and it will not have material effect on the consolidated financial statements.

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

Available-for-sale Investments: Available-for-sale investments include:

•                  Wealth management products issued by banks and trust investments issued by licensed trust companies, which are valued based on prices per units quoted by issuers. They are categorized in level 2 of the fair value hierarchy.

•                  Fund investments that do not have a readily determinable fair value invested in funds are valued using net asset value (“NAV”) that is based on the underlying investments of the fund in accordance with ASC 820-10-35-59. They are not categorised in the fair value hierarchy and are disclosed as a separate item.

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

YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands)

3.                  FAIR VALUE MEASUREMENTS (CONTINUED)

Fair Value Measurements (Continued)

The following table presents the Group’s fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis.

Fair Value Measurements on a Recurring Basis

At December 31, 2017

	Level 1	Level 2	Level 3	Total
	RMB	RMB	RMB	RMB

Asset
Derivative assets	—	—	—	—
AFS investments
- Wealth management products and trust plans	—	863,766	—	863,766
- Fund investments measured at NAV*	—	—	—	185,279
Total	—	858,536	—	1,049,045

*Investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been categorized in the fair value hierarchy.

At December 31, 2016

	Level 1	Level 2	Level 3	Total
	RMB	RMB	RMB	RMB

Asset
Derivative assets	—	45,569	—	45,569
AFS investments	—	218,940	—	218,940
Total	—	264,509	—	264,509

There were no transfers between level 1 and level 2 during the year. There were no transfer into or out of level 3 during the year.

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

	Total
At	carrying				Estimated
December 31, 2017	value	Level 1	Level 2	Level 3	fair value
	RMB	RMB	RMB	RMB	RMB
Asset
Cash	690,478	690,478	—	—	690,478
Entrusted bank balances held on behalf of customers	150,452	150,452	—	—	150,452
Deposits with clearing organizations	1,152	1,152	—	—	1,152
Reverse repurchase agreements	162,961	—	162,961	—	162,961
Other financial assets	459,689	—	459,689	—	459,689
Total	1,464,732	842,082	622,650	—	1,464,732

Liabilities
Other financial liabilities	197,516	—	197,516	—	197,516
Total	197,516	—	197,516	—	197,516

	Total
At	carrying				Estimated
December 31, 2016	value	Level 1	Level 2	Level 3	fair value
	RMB	RMB	RMB	RMB	RMB
Asset
Cash	1,541,241	1,541,241	—	—	1,541,241
Deposits with clearing organizations	265,807	265,807	—	—	265,807
Other financial assets	196,164	—	196,164	—	196,164
Total	2,003,212	1,807,048	196,164	—	2,003,212

Liabilities
Other financial liabilities	40,868	—	40,868	—	40,868
Total	40,868	—	40,868	—	40,868

YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands)

4.                  ACQUISITIONS

(1)             Acquisition of Forthright Group

On December 29, 2017, the Group acquired 100% of the shares of Forthright Financial Holdings Company Limited and its subsidiaries (collectively, the “Forthright Group”) from one of the Company’s Founding Shareholders. The operation results of Forthright Group have been included in the combined and consolidated financial statements since acquisition date. Forthright Group mainly engages in providing securities brokerage and advisory services through its wholly-owned subsidiary, Forthright Securities, a Type 1, Type 4 and Type 9 licensed entity incorporated in Hong Kong. A cash consideration of RMB 12.81 million has been transferred to acquire the business. The following table summarizes the consideration paid for Forthright Group and the estimated aggregate fair values of the assets acquired and liabilities assumed as of the date of acquisition.

Consideration
Cash	12,806

Recognized amounts of identifiable assets acquired and liabilities assumed
Cash	58,380
Entrusted bank balances held on behalf of customers	150,452
Equipment and leasehold improvements	1,488
Intangible assets	416
Accounts receivable	9,600
Other assets	4,578
Accounts payable	(149,872)
Accrued employee benefits	(2,649)
Other liabilities	(76,147)
Total identifiable net assets acquired	(3,754)
Goodwill	16,560
Total	12,806

The Group has completed valuations necessary to assess the fair values of the tangible and intangible assets acquired and liabilities assumed, resulting from which the amount of goodwill was determined and recognized as of the acquisition date. The acquired intangible asset is the security trading right in the Stock Exchange of Hong Kong, which has indefinite life.

As a result of the acquisition, the Group is expected to expand our business to overseas securities services and other investment services. It also expects to reduce costs through economy of scale. The goodwill arising from the acquisition is primarily attributable to the synergies and economy of scale, and is not amortised for tax purpose.

(2)             Acquisition of Sina Shi Jin (formerly known as Sina Cai Dao)

On July 31, 2017, the Group acquired 51% of the shares of Sina Shi Jin, formerly known as Sina Cai Dao. The operation results of Sina Shi Jin have been included in the combined and consolidated financial statements since acquisition date. Sina Shi Jin mainly engages in providing securities advisory services and securities information platform services. A cash consideration of RMB 18.49 million has been transferred to acquire the business. The following table summarizes the consideration paid for Sina Shi Jin and the estimated aggregate fair values of the assets acquired and liabilities assumed as of the date of acquisition.

YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands)

4.                  ACQUISITIONS (CONTINUED)

(2)             Acquisition of Sina Shi Jin (formerly known as Sina Cai Dao) (CONTINUED)

Consideration
Cash	18,488

Recognized amounts of identifiable assets acquired and liabilities assumed
Cash	8,908
Equipment and leasehold improvements	96
Deferred tax assets	2,446
Short-term investments	20,000
Other assets	7
Accounts payable	(2,621)
Accrued employee benefits	(379)
Other liabilities	(34)
Total identifiable net assets acquired	28,423
Non-controlling interest	(17,762)
Goodwill	7,827
Total	18,488

The Group has completed valuations necessary to assess the fair values of the tangible and intangible assets acquired and liabilities assumed, resulting from which the amount of goodwill was determined and recognized as of the acquisition date.

As a result of the acquisition, the Group is expected to expand our services to individual investors seeking investments in securities, wealth management, futures and gold products. It also expects to reduce costs through economy of scale. The goodwill arising from the acquisition is primarily attributable to the synergies and economy of scale, and is not amortizable for tax purpose.

(3)             Other acquisitions in 2017

The Group also completed other business combinations during 2017, including Forthright International, Chun Da, Yuan Shi, Tian Xi, Xu Liang and Bo Zhong. The results of the acquired entities’ operations have been included in the Group’s consolidated financial statements since their respective dates of acquisition.

The Group completed the valuations necessary to assess the fair values of the tangible and intangible assets acquired and liabilities assumed and the fair value of non-controlling interests, resulting from which the amount of goodwill was determined and recognized as of the respective acquisition dates. The acquired intangible assets consist mainly the security investment advisory license of RMB 68.75 million (indefinite-lived intangible assets). As a result of the acquisition, the Group expected to complement its existing businesses and achieve synergies. The goodwill arising from the acquisitions is primarily attributable to the synergies and economy of scale, and is not amortizable for tax purpose.

YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands)

4.      ACQUISITIONS (CONTINUED)

(3)    Other acquisitions in 2017 (Continued)

The following table summarizes the estimated aggregate fair values of the assets acquired, liabilities assumed and the non-controlling interests as of the respective dates of acquisition:

Consideration
Cash	97,836

Recognized amounts of identifiable assets acquired and liabilities assumed
Cash	18,508
Accounts receivable	104,096
Equipment and leasehold improvements	4,943
Intangible assets	68,745
Deferred tax assets	10,736
Short-term investments	5,000
Goodwill	766
Other assets	3,398
Accounts payable	(108,104)
Income tax payable	(4,721)
Accrued employee benefits	(735)
Other liabilities	(5,947)
Total identifiable net assets acquired	96,685
Noncontrolling interest	(4,945)
Goodwill	6,096
Total	97,836

(4)    Acquisition of Gold Master HK in 2016

On August 31, 2016, the Group acquired 100% of the shares of Gold Master HK. The results of Gold Master HK’s operations have been included in the consolidated financial statements since acquisition date. Gold Master HK is engaged in providing online spot commodity trading services to customers in China on Shanghai Exchange through its wholly-owned subsidiary, Gold Master. A combination of cash and share consideration has been transferred to acquire the business, including RMB 281.62 million in cash and 200,890,940 newly issued Yintech ordinary shares. The following table summarizes the consideration paid for Gold Master HK and the estimated aggregate fair values of the assets acquired and liabilities assumed as of the respective dates of acquisition:

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

YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands)

4.      ACQUISITIONS (CONTINUED)

(4)    Acquisition of Gold Master HK in 2016 (Continued)

The fair value of the 200,890,940 ordinary shares issued as part of the consideration paid for Gold Master HK (RMB 1,146 million) was determined on the basis of the closing market price of the Company’s ordinary shares on the acquisition date.

The Group has completed valuations necessary to assess the fair values of the tangible and intangible assets acquired and liabilities assumed, resulting from which the amount of goodwill was determined and recognized as of the acquisition date. The acquired intangible assets include a customer list of RMB 239.31 million (6-year weighted average useful life), a trademark of RMB 150.64 million (10-year weighted average useful life), a licence in Shanghai Exchange of RMB 37.00 million (indefinite-lived intangible assets) and software of RMB 2.86 million (10-year weighted average useful life).

As a result of the acquisition, the Group is expected to enhance its presence on the Shanghai Exchange and extend its leadership from spot trading of silver to gold. It also expects to reduce costs through economy of scale. The goodwill of RMB 1,065.72 million arising from the acquisition is primarily attributable to the synergies and economy of scale, and is not amortizable for tax purpose.

(5)    Other acquisitions in 2016

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

YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands)

5.      DECONSOLIDATION

In August, 2017, the Group fully disposed four subsidiaries, including Guangdong Sheng Ding Precious Metal Management Company Limited (“Sheng Ding”), Shanghai Da Xiang Ping Tai Financial Information Services Company Limited (“Da Xiang Ping Tai”) ,Tianjin Da Xiang Precious Metals Management Company Limited (“Tian Jin Da Xiang”), and Jiangxi Da Xiang Shun Yi Metals Company Limited (“Da Xiang Shun Yi”) to a third party, which were previously owned 100%, 70%, 70% and 100% by the Company, respectively. Pursuant to the arrangement, the total cash consideration for the disposal was RMB 8.00 million, which was fully received in 2017. The Group realized a disposal gain of RMB 23.78 million in the combined and consolidated statement of comprehensive income for the year ended December 31, 2017.

In November, 2017, the Group fully disposed four subsidiaries, including Rong Jin Hui Yin, Jin Xiang Yin Rui, Tianjin Yin Ru Yi Precious Metal Company Limited (“Yin Ru Yi”) and Yin Tian Xia Products to third parties. All entities were previously wholly owned by the Group. Pursuant to the arrangement, the total cash consideration was RMB 189.00 million, out of which RMB 90.00 million was received by the end of 2017. The Group realized a disposal gain of RMB 63.44 million in the consolidated statement of comprehensive income for the year ended December 31, 2017.

6.      CASH

Cash represents cash on hand and bank deposits. To limit exposure to credit risk relating to bank deposits, the Group primarily places bank deposits with large financial institutions in the PRC with acceptable credit rating. As of December 31, 2016 and 2017, the Group had cash balances at four and five PRC individual financial institutions, respectively, that held cash balances in excess of 10% of the Group’s total cash balances. These bank deposits collectively accounted for approximately 74% and 99% of the Group’s total cash balances as of December 31, 2016 and 2017, respectively.

7.      ENTRUSTED BANK BALANCE HELD ON BEHALF OF CUSTOMERS

As of December 31, 2017, entrusted bank balances held on behalf of customers represent cash received from customers for purpose of buying or selling securities on their behalf in connection with Forghright’s security brokerage business. The fund is deposited at designated entrusted bank accounts in three large financial institutions in Hong Kong with acceptable credit rating.

8.                  SHORT-TERM INVESTMENTS

	December 31,
	2016	2017	2017
	RMB	RMB	(Note2) USD
			Unaudited

AFS investments	218,940	1,049,045	161,235
Reverse repurchase agreements	—	162,961	25,047
Total	218,940	1,212,006	186,282

As at December 31, 2017, reverse repurchase agreements represent reverse repurchase of Chinese government bond that has an original maturity date less than one month, which is recorded at amortized cost. AFS investments mainly include wealth management products issued by banks, trust plans issued by licensed trust companies and fund investments managed by licensed asset management companies.

As at December 31, 2016, short-term investments are AFS investments of RMB 218.94 million, which represent wealth management products issued by banks.

Wealth management products issued by banks mainly invest in money market and fixed income products, including government bonds, treasury bills, and other fixed income investments. Funds are those investments in fund of funds, and the underlying investments include fixed income products, commodity contracts, derivatives and other investments. Wealth management products and fund investments can be redeemed upon demand. The underlying investment in trust plans mainly include debts, beneficiary rights and other equity investments.

YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands)

8.                  SHORT-TERM INVESTMENTS (CONTINUED)

		Gross
	Aggregate	unrealized
At December 31, 2017	cost basis	holding losses	Aggregate fair value
	RMB	RMB	RMB	USD
				(Note2)
				Unaudited

Available-for-sale investments	1,061,354	(12,309)	1,049,045	161,235
Total	1,061,354	(12,309)	1,049,045	161,235

		Gross
	Aggregate	unrealized
At December 31, 2016	cost basis	holding gains	Aggregate fair value
	RMB	RMB	RMB	USD
				(Note2)
				Unaudited
Available-for-sale investments	218,940	—	218,940	31,534
Total	218,940	—	218,940	31,534

9.                  EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Equipment and leasehold improvements consist of the following:

	December 31,
	2016	2017	2017
	RMB	RMB	(Note2) USD
			Unaudited

Electronic equipment	43,825	39,726	6,106
Office equipment	5,219	3,967	610
Motor vehicles	7,639	1,000	154
Leasehold improvements	21,191	42,525	6,535
Total equipment and leasehold improvements	77,874	87,218	13,405
Less: accumulated depreciation	(40,280)	(48,004)	(7,378)
Equipment and leasehold improvements, net	37,594	39,214	6,027

10.           ACCOUNTS RECEIVABLE

	December 31,
	2016	2017	2017
	RMB	RMB	(Note2) USD
			Unaudited

Commission receivable	109,497	164,137	25,227
Receivables from other brokers and clients	—	7,019	1,079
Total	109,497	171,156	26,306

As of December 31, 2017, receivables from other brokers and clients are related to the overseas securities brokerage service provided by Forthright Group.

YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands)

11.           OTHER ASSETS

Other assets consist of the following:

	December 31,
	2016	2017	2017
	RMB	RMB	(Note2) USD
			Unaudited
Prepayment to suppliers	21,079	13,359	2,053
Silver products and raw silver	3,859	32	5
VAT refund receivable	43,217	7,694	1,183
Awards receivable from exchanges	30,825	—	—
Receivable from customers	1,221	—	—
Expense advance to employees	1,399	315	48
Prepayment for business acquisition	—	67,500	10,375
Receivables related to subsidiaries disposal	—	99,000	15,216
Receivables related to AFS investment disposal	—	55,000	8,453
Deposit and others	53,222	68,381	10,510
Total	154,822	311,281	47,843

As of December 31, 2017, prepayment for business acquisition represents upfront payment made in connection with the contract signed in December 2017 to acquire Shanghai Fu Dong Cultural Communication Co., Ltd. The acquisition has not been completed by the end of 2017.

As of December 31, 2017, receivables related to subsidiaries disposal is the remaining balance of disposal consideration to be received in installment in the year of 2018 in connection with the disposal of four subsidiaries as mentioned in Note 5 — Deconsolidation.

12.           OTHER LIABILITIES

Other liabilities consist of the following:

	December 31,
	2016	2017	2017
	RMB	RMB	(Note2) USD
			Unaudited
Non-income taxes and surcharges payable	65,406	35,544	5,463
Deferred revenue	—	6,214	955
Accrued offering costs	842	842	129
Customer rebates payable	25,594	—	—
Accrued expenses and others	11,665	2,953	455
Total	103,507	45,553	7,002

As of December 31, 2017, customer rebates payable is nil, which is due to the cessation of operation on Tianjin and Guangdong Exchange as mentioned in Note 22 - Commissions and fees.

YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands)

13.    GOODWILL

Goodwill consists of the following:

	December 31,
	2016	2017	2017
	RMB	RMB	(Note2) USD
			Unaudited
Balance as of January 1
Gross goodwill	102	1,069,603	164,395
Accumulated impairment losses	—	—	—
Net goodwill as of January 1	102	1,069,603	164,395

Goodwill acquired during the year	1,069,501	31,249	4,803
Goodwill disposed during the year	—	(3,880)	(596)
Impairment loss	—	—	—
Amortization expense	—	—	—

Balance as of December 31
Gross goodwill	1,069,603	1,096,972	168,602
Accumulated impairment expense	—	—	—
Accumulated amortization expense	—	—	—
Net goodwill as of December 31	1,069,603	1,096,972	168,602

In 2017, the Company performed a qualitative assessment for the reporting unit of Gold Master HK. The Company evaluated all relevant events and circumstances, including macroeconomic conditions, industry and market considerations, overall financial performance of Gold Master HK, and other relevant events. The Company weighed all factors in their entirety and concluded that it was not more-likely-than-not the fair value of the reporting unit of Gold Master HK was less than its carrying amount, and further impairment testing on goodwill was unnecessary as of December 31, 2017.

14.    INTANGIBLE ASSETS

	December 31, 2017
	Weighted
	average
	amortization	Gross carrying	Accumulated	Net carrying
	period	amount	amortization	amount
Amortizing intangible assets:
Customer list	6 years	239,309	(53,180)	186,129
Trademark	10 years	150,637	(20,085)	130,552
Acquired software	10 years	14,432	(3,290)	11,558
Subtotal		404,378	(76,555)	328,239
Indefinite-lived intangible assets
Operating Licenses and Trading Rights		106,160	—	105,744
Subtotal		106,160	—	105,744
Total intangible assets (RMB)		510,538	(76,555)	433,983
Total intangible assets (USD) unaudited		78,468	(11,766)	66,702

YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands)

14.    INTANGIBLE ASSETS (CONTINUED)

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

Aggregate amortization expense for amortizing intangible assets was RMB 0.35 million, RMB19.08 million and RMB 56.55 million for the years ended December 31, 2015, 2016 and 2017, respectively. Estimated amortization expense for the next five years is: RMB 56.40 million in 2018, RMB 56.38 million in 2019, RMB 56.38 million in 2020, RMB 56.38 million in 2021, and RMB 43.09 million in 2022.

Separately identifiable intangible assets that have determinable lives continue to be amortized and consist primarily of customer list, trademark and acquired software as of December 31, 2017. The Company amortizes intangible assets on a straight-line basis over their estimated useful lives, which is six to ten years. The estimated life of amortized intangibles is reassessed if circumstances occur that indicate the life has changed. Other intangible assets that have indefinite useful life primarily include licenses as of December 31, 2017. The Company evaluates indefinite-lived intangible assets each reporting period to determine whether events and circumstances continue to support an indefinite useful life. If an intangible asset that is not being amortized is subsequently determined to have a finite useful life, the asset is tested for impairment.

No impairment on intangible assets was recognized for the years ended December 31, 2015, 2016 and 2017.

15.    ORDINARY SHARES AND ADDITIONAL PAID-IN CAPITAL

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

(Amounts in thousands)

15.    ORDINARY SHARES AND ADDITIONAL PAID-IN CAPITAL (CONTINUED)

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

As part of the Reorganization, Yin Tian Xia Investment acquired Rong Jin Hui Yin, Jin Xiang Yin Rui and Yin Tian Xia Technology, and their subsidiaries from Long Jin at a consideration of RMB 107.26 million in November 2015, upon which, Rong Jin Hui Yin, Jin Xiang Yin Rui and Yin Tian Xia Technology became wholly-owned subsidiaries of the Company and the paid-in capital of RMB 125 million was eliminated in the consolidated balance sheet as of December 31, 2015 to reflect the legal capital of Yintech (par value of ordinary shares and additional paid-in capital).

On December 14, 2015, a shareholder loan of USD 39.39 million (RMB 254.30 million) was extended to Yintech by Founding Shareholders to increase the working capital of Yintech. On the same date, the loan was waived in full by the Founding Shareholders and USD 39.39 million (RMB 254.30 million)  was recorded as additional paid-in capital of Yintech.

On May 2, 2016, the Company completed its IPO on NASDAQ and successfully issued 7,500,000 America Depositary Shares (ADSs) (150,000,000 ordinary shares equivalent) to the public shareholders at USD 13.5 per ADS. On the same date, in connection with a concurrent private placement, the Company issued 740,741 ADSs (14,814,815 ordinary shares equivalent) at USD 13.5 per ADS to MeMeStar Limited, a wholly-owned subsidiary of SINA Corporation (NASDAQ: SINA). As a result of these issuance, an addition of ordinary share capital of USD 1,648 dollar (RMB 0.01 million) and additional paid-in capital of RMB 660.16 million was recorded.

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

In 2016, 12,002,820 ordinary shares were issued and RMB 10.75 million were recognized as additional paid-in capital due to the exercise of stock options and RSUs.

In 2017, 47,573,600 ordinary shares were issued and RMB 36.93 million were recognized as additional paid-in capital due to the exercise of stock options and RSUs.

YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands)

16.    TREASURY STOCK

On June 2, 2017, the Company’s Board of Directors authorized a share repurchase program, under which the Company is authorized to purchase up to USD 30.0 million worth of its outstanding American depositary shares (“ADSs”) over the following 12 months. The Company’s proposed repurchases may be made from time to time on the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means depending on market conditions and other factors as well as subject to relevant rules under United States securities regulations. As of December 31, 2017, approximately 11.33 million ordinary shares were repurchased for approximately USD 5.55 million in cash under the share repurchase program.

All the ordinary shares repurchased above are no longer outstanding and pending for cancellation and are included as treasury stock.

17.    DIVIDEND DISTRIBUTION

Prior to the completion of Reorganization, the Board of Directors of Rong Jin Hui Yin, Jin Xiang Yin Rui and Yin Tian Xia Technology announced dividend of RMB 831.88 million in 2015. As at December 31, 2015, outstanding dividend payable was RMB 126.88 million, which was paid subsequently in February 2016.

On March 7, 2017, the Board of Directors approved an annual dividend distribution of USD 0.04 per ordinary share to shareholders of record as of the close of business on March 23, 2017, representing RMB 385.11 million in total, and was paid out of the Company’s capital premium account in March, 2017.

18.    RETAINED EARNINGS

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

	December 31,
	2016	2017	2017
	RMB	RMB	(Note2) USD
			Unaudited

PRC statutory reserve	91,968	168,746	25,936
Unreserved retained earnings	943,893	1,347,779	207,150
Total retained earnings	1,035,861	1,516,525	233,086

As of December 31, 2016, Yin Tian Xia Technology has reached such maximum reserve amount and therefore stopped appropriation, while other PRC entities have not yet reached their respective maximum reserve amount.

YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands)

19.    ACCUMULATED OTHER COMPREHENSIVE INCOME

		Unrealized gain on available-for-sale investments
	Foreign currency translation adjustment	Before tax amount	Income Tax (expenses) or benefit	Net-of-tax amount	Total
	RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2015	—	—	—	—	—
Other comprehensive income before reclassification	1,241	8,190	(2,047)	6,143	7,384
Amounts reclassified from accumulated other comprehensive income	—	(8,190)	2,047	(6,143)	(6,143)
Balance at December 31, 2015	1,241	—	—	—	1,241

Other comprehensive income before reclassification	42,696	10,695	(2,674)	8,021	50,717
Amounts reclassified from accumulated other comprehensive income	—	(10,695)	2,674	(8,021)	(8,021)
Balance at December 31, 2016	43,937	—	—	—	43,937

Other comprehensive income before reclassification	(18,714)	37,277	(7,283)	29,994	11,280
Amounts reclassified from accumulated other comprehensive income	—	(38,392)	7,598	(30,794)	(30,794)
Balance at December 31, 2017	25,223	(1,115)	315	(800)	24,423
Balance at December 31, 2017 in USD (Note2) (unaudited)	3,877	(171)	48	(123)	3,754

The amounts reclassified out of accumulated other comprehensive income represent realized gains on the available-for-sale investments upon their sales, which were then recorded in “Trading gains / (losses), net” in the combined and consolidated statements of comprehensive income.

YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands)

20.    NON-CONTROLLING INTERESTS

	December 31,
	2016	2017	2017
	RMB	RMB	USD
			Unaudited

Sina Shi Jin	—	9,072	1,394
Bo Zhong	—	4,746	730
Da Xiang Ping Tai	(685)	—	—
Total	(685)	13,818	2,124

Non-controlling interests related to Sina Shi Jin and Bo Zhong mainly represent the original investment, cumulative results of operations and changes in equity (deficit) attributable to non-controlling shareholders. Sina Shi Jin and Bo Zhong were acquired on May 31, 2017 and July 31, 2017 respectively (Note 4 — Acquisitions). Da Xiang Ping Tai was disposed on August 31, 2017 (Note 5 — Deconsolidation).

21.    COMMITMENTS AND CONTINGENCIES

The Group’s leases are for the office premises. Future minimum lease payments under non-cancellable operating leases agreements as of December 31, 2017 are as follows. The Group’s leases do not contain any contingent rent payment terms.

RMB

Year ending December 31
2018	44,818
2019	44,417
2020	20,045
2021	16,517
2022	4,803
2023 and thereafter	14,378
Total	144,978

Rental expenses incurred under operating leases were RMB 24.43 million and RMB 46.65 million and RMB 78.01 million for the years ended December 31, 2015, 2016 and 2017, respectively.

YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands)

22.           COMMISSIONS AND FEES

	Year ended December 31,
	2015	2016	2017	2017
	RMB	RMB	RMB	(Note2) USD
				Unaudited

Spread fees	710,799	932,273	274,630	42,210
Trading commissions, net	191,846	1,517,394	1,875,740	288,296
Overnight fees, net	88,053	97,376	27,501	4,227
Securities service fee	—	—	20,704	3,182
Total	990,698	2,547,043	2,198,575	337,915

The Group earns trading commissions, spread fees and overnight fees from its operation on Tianjin and Guangdong Exchanges, which are settled on a daily basis. The Group earns trading commissions from its operation on Shanghai Gold Exchange and the Futures Commodity Exchange, which are settled on a monthly basis. The Group earns securities service fee from its securities service business, which are amortized over the prescribed contract period.

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

In June 2016, Tianjin Exchange launched a new trading rule and the New Mechanism, under which the Group only takes the broker role in customer deals and does not take positions any more. As a result, the Group started not to earn spread fees or overnight fees, but only earn trading commissions in Tianjin Exchange. The new trading mechanism and the old version were in parallel run until the New Mechanism fully replaced the old mechanism by the end of 2016.

Cash rebates are offered to customers on the trading commission and overnight fees. The cash rebates are determined by the Group on an individual customer basis and paid monthly. The rebates are deducted from the gross trading commission or overnight fees. Total customer rebates recognized during the years ended December 31, 2015, 2016 and 2017 were RMB 166.89 million, RMB 255.64 million and RMB 108.83 million, respectively. As at December 31, 2016 and 2017, outstanding customer rebates payable were RMB 14.83 million and nil, respectively.

Starting from June 2017, no more trading commissions, spread fees and overnight fees were generated from the Group’s operation in Tianjin and Guangdong Exchanges, and cash rebates was suspended from October 2017.

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

Pursuant to the risk and return transfer agreements, the Group’s gains / (losses) arising from exchange-traded spot commodity contracts with customers were transferred to, and absorbed by the third party fund during the contract periods. Fair value movements on the risk and reward transfer agreement were recognised as trading gains / (losses). Settlements were made on a monthly basis.

The following table presents trading gains / (losses) for the years ended December 31:

	Year ended December 31,
	2015	2016	2017	2017
	RMB	RMB	RMB	(Note2) USD
				Unaudited

Spot commodity contracts	166,015	296,809	(133,116)	(20,460)
Risk and return transfer arrangement	(9,301)	(296,678)	134,678	20,700
Commodity futures contracts	753	(1,780)	753	116
Trading of physical commodities	771	2,840	(152)	(23)
Short-term investments	8,190	11,372	38,391	5,900
Total	166,428	12,563	40,554	6,233

24.                     OTHER REVENUES

	Year ended December 31,
	2015	2016	2017	2017
	RMB	RMB	RMB	(Note2) USD
				Unaudited

Gain on disposal of subsidiaries	—	—	87,217	13,405
VAT refund	—	45,313	33,523	5,152
Sales of silver products	2,494	4,973	13,546	2,082
Sales of application services	8,122	28	6,475	995
Government grants and others	35,684	14,728	63,650	9,783
Awards from the Exchanges	38,005	90,528	—	—
Total	84,305	155,570	204,411	31,417

YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands)

24.           OTHER REVENUES (CONTINUED)

Government grants and others primarily consist of financial subsidies granted by provincial and local governments for operating a business in their jurisdiction. The government grants are non-recurring in nature and there is no assurance that the Group will continue to receive such government grants in the future.

During the years ended December 31, 2015 and 2016, the Group recognized awards of RMB 38.01 million and RMB 90.53 million, respectively, from the Exchanges based on customer trading volume of the Group. Awards from the Exchanges are recognized when there is reasonable assurance that they will be received and amounts can be reasonably estimated. Given the termination of trading in Guangdong and Tianjin Exchange in 2017, there is no award from the exchanges recognized in 2017.

During the year ended December 31, 2016 and 2017, the Group recognized VAT refund of RMB 45.31 million and RMB 33.52 million, respectively, based on the VAT preferenctial policy issued by the State Administration of Tax. VAT refund is recoginized when there is resonable assurance that they will be received and amounts can be reasonably estimated. VAT refund is first recorded to offset the corresponding cost recognized by the Group, any excess refund is recognized in other revenue. The outstanding VAT refund receivable is RMB 43.22 million and RMB 7.69 million as at December 31, 2016 and 2017, respectively.

In 2017, the Group disposed eight subsidiaries, including Sheng Ding, Da Xiang Ping Tai, Tian Jin Da Xiang, Da Xiang Shun Yi, Rong Jin Hui Yin, Jin Xiang Yin Rui, Yin Ru Yi and Yin Tian Xia Products, to thrid parties. The Group realized a disposal gain of RMB 87.22 million in total. As at December 31, 2017, the outstanding receivables related to these disposals is RMB 99.00 million.

25.           ADVERTISING AND PROMOTION

Advertising and promotion consists of market promotion cost and sales agent cost paid to third party companies.

	Year ended December 31,
	2015	2016	2017	2017
	RMB	RMB	RMB	(Note2) USD
				Unaudited

Advertising expenses	221,859	510,031	317,843	48,852
Sales agent expenses	—	44,260	107,022	16,449
Total	221,859	554,291	424,865	65,301

The sales agent expenses are related to fees to external sales agent companies for their customer development services on the Gold Exchanges and the Futures Commodity Exchanges.

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

PRC

The subsidiaries incorporated in PRC file separate tax returns in the PRC. The PRC statutory income tax rate is 25% according to the Corporate Income Tax (“CIT”) Law. Under the Corporate Income Tax Law and its implementation regulations issued by the State Council, a 10% PRC withholding tax is applicable to dividends payable by a resident enterprise to investors that are non-resident enterprises, to the extent such dividends are derived from sources within the PRC, subject to any reduction set forth in applicable tax treaties. Substantially all the pretax income of the Group is derived from sources within the PRC.

United States

The Company’s subsidiary incorporated in the United States was subject to income tax charges calculated on the basis of the tax laws enacted.

Income tax expense consists of the following for the years ended 31 December, and is substantially all attributable to the PRC:

	Year ended December 31,
	2015	2016	2017	2017
	RMB	RMB	RMB	(Note2) USD
				Unaudited

Current tax expense	84,192	175,777	134,350	20,649
Deferred tax expense/(benefit)	(1,988)	(50,347)	35,206	5,411
Total income tax expense	82,204	125,430	169,556	26,060

The reconciliation between the actual income tax expense and income tax computed by applying the PRC Corporate Income Tax rate of 25% to income before income taxes for the years ended December 31 is as follows:

		Year ended December 31,
	Note	2015	2016	2017	2017
		RMB	RMB	RMB	(Note2) USD
					Unaudited

Income taxes at PRC statutory income tax rate of 25%		121,305	262,954	159,136	24,459
Differential tax rates for non-PRC entities	(i)	340	2,497	2,053	316
Preferential income tax rate inside the PRC	(ii)	(53,453)	(177,256)	(127,602)	(19,612)
Change in the beginning of the year balance of the valuation allowance due to a change in judgement about the realizability of deferred tax assets		—	—	55,541	8,537
Current year change of valuation allowance on deferred tax assets		—	—	27,757	4,266
Distribution tax on PRC earnings		—	10,000	30,000	4,611
Nondeductible share-based compensation expense		7,746	40,953	42,429	6,521
Tax savings from additional deductions on certain research and development expenses	(iii)	—	(6,457)	(8,117)	(1,248)
Non-taxable gain on disposal of subsidiaries		—	—	(8,869)	(1,363)
Other, net		6,266	(7,261)	(2,772)	(427)
Reported income taxes		82,204	125,430	169,556	26,060
Effective tax rate		17%	12%	27%	27%

YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands)

26.           INCOME TAXES (CONTINUED)

(i)                                     The pre-tax losses from non-PRC entities consist primarily of administration expenses, including share-based compensation.

(ii)                                  Yin Sai was granted the ‘‘qualified software enterprise’’ status in 2013 and is eligible for an income tax exemption for the years ended December 31, 2013 (the year in which it starts making profit) and 2014, and is entitled to a 50 percent reduction of income tax rate for the years ended December 31, 2015 to 2017. For the period from January 2018 to August 2018, Yin Sai is entitled to a preferential tax rate of 15% with the qualification as an eligible “high-tech enterprise”. The Group is in the process of renewing this qualification for the period thereafter. Yin He You was granted the “qualified software enterprise” status in 2016 and is eligible for an income tax exemption for the years ended December 31, 2015 (the year in which it starts making profit) and 2016, and is entitled to a 50 percent reduction of income tax rate for the years ended December 31, 2017 to 2019. Gold Master Network was granted the “qualified software enterprise” status in 2016 and is eligible for an income tax exemption for the years ended December 31, 2016 (the year in which it starts making profit) and 2017, and is entitled to a 50 percent reduction of income tax rate for the years ended 31 December 2018 to 2020. Per share impact of such tax holiday is RMB 0.05, RMB 0.13 and RMB 0.09 for the years ended December 31, 2015, 2016 and 2017, respectively.

(iii)                             This amount represents tax incentives relating to the research and development expenses of certain operating subsidiaries in the PRC, which enables the claim of an additional tax deduction amounting to 50% of the qualified research and development expenses incurred.

In assessing the recoverability of deferred tax assets, management considers whether some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the cumulative earnings and projected future taxable income in making this assessment. Recovery of substantially all of the group’s deferred tax assets is dependent upon the generation of future income, exclusive of temporary differences and carryforwards.

Deferred tax assets represent the net tax effects of operating loss carryforwards and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Deferred tax liabilities principally represent the tax effects of undistributed earnings of a PRC subsidiary and temporary difference between the carrying amounts of intangible assets acquired in business acquisitions and the amounts used for income tax purpose.

Significant components of the Group’s deferred tax assets/liabilities are presented below:

	Year ended December 31,
	2016	2017	2017
	RMB	RMB	(Note2) USD
			Unaudited

Net operating loss carryforwards	7,616	21,204	3,259
Accrued social insurance	19,412	9,514	1,462
Advertising expense carryforwards	33,906	14,108	2,168
Deferred revenue	—	1,553	239
Impairment loss	—	5,445	838
Unrealized loss on AFS investments	—	613	94
Total deferred tax assets	60,934	52,437	8,060
Less: Valuation Allowance	—	(16,489)	(2,534)
Total net deferred tax assets	60,934	35,948	5,526

YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands)

26.    INCOME TAXES (CONTINUED)

Undistributed earnings of PRC entities	(10,000)	(20,000)	(3,074)
Intangible assets	(98,694)	(85,446)	(13,133)
Unrealized gain on AFS investments	—	(298)	(46)
Equipment and leasehold improvements	(1,383)	(2,088)	(321)
Total deferred tax liabilities	(110,077)	(107,832)	(16,573)
Deferred tax assets, net	59,551	34,431	5,292
Deferred tax liabilities, net	(108,694)	(106,315)	(16,340)

The valuation allowance for deferred tax assets as of January 1, 2016 and 2017 is nil. No valuation allowance was recognised in 2016 as the Group believed that there was a reasonable expectation of the Company’s future profitability. The net change in the total valuation allowance was an increase of RMB 16.49 million in 2017, comprising of total increase of RMB 83.30 million, and total decrease of RMB 66.81 million due to disposal of relevant subsidiaries. The valuation allowance as of December 31, 2017 was RMB 16.49 million, which primarily related to net operating loss carryforwards, advertising expense carryforwards, and accrued social insurance that, in the judgment of management, are not more-likely than-not to be realized.

As at December 31, 2017, the Group has a net operating loss carryforwards and advertising expense carryforwards for PRC income tax purpose of approximately RMB 84.81 million, RMB 56.43 million, respectively. Net operating loss carryforwards will expire between 2018 and 2022. Advertising expense carryforwards do not expire. The tax effect of the increase in all operating loss carryforwards for which a benefit was recognized for the years ended December 31, 2015, 2016 and 2017 were RMB 3.36 million, RMB 40.84 million and RMB 20.84 million, respectively.

At December 31, 2016 and 2017, the Group had unrecognized tax benefit of RMB 3.84 million and nil, respectively. The unrecognized tax benefits pertain to income recognition under PRC’s tax laws and expense adjustments. The amount of unrecognized tax benefits which would have an impact on the Group’s effective tax rate are RMB 3.84 million, RMB 3.84 million and nil as at December 31, 2015, 2016 and 2017, respectively.

RMB

Balance at December 31, 2015 and 2016	3,838
Decrease due to disposal of the subsidiary	(3,838)
Balance at December 31, 2017	—

As of and for the year ended December 31, 2015, interest related to unrecognized tax benefits was RMB 0.6 million. As of and for the year ended December 31, 2016, interest related to unrecognized tax benefits was RMB 1.29 million and RMB 0.69 million, respectively, which was recorded as part of the income tax payable and income tax expense in the combined and consolidated financial statements. No interest related to unrecognized tax benefit was accrued in 2017 due to the disposal of relevant subsidiaries.

The Group’s only major jurisdiction is China where tax returns generally remain open and subject to examination by tax authorities for tax years 2012 onwards.

YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

26.           INCOME TAXES (CONTINUED)

Prior to the Reorganization, the combined financial statements included the combined financial position and results of the Transferred Entities. Upon the consummation of the Reorganization on November 18, 2015, all of the retained earnings accumulated prior to the Reorganization was declared and paid or payable to a wholly-owned PRC subsidiary of Win Yin, for which no withholding tax was required.

The Group has considered temporary differences pertaining to all investment in subsidiaries including the determination of the indefinite reinvestment assertion that would apply to each foreign subsidiary. The Group evaluated each entity’s historical, current business environment, except for a distribution of RMB 100 million made during the year ended December 31, 2017, the Group plans to distribute an additional RMB 200 million from the net income recognized during the year ended December 31, 2017 from PRC operating entities to offshore holding companies, and indefinitely reinvest the remaining earnings in its respective jurisdiction for purpose of future business expansion.

As of December 31, 2017, the Group provided deferred tax liability of RMB 20 million for the expected earnings distribution of RMB 200 million as mentioned above based on the withholding tax rate of 10%. After setting aside the expected distribution of RMB 200 million, the gross remaining balance with respect to the undistributed earnings from the foreign subsidiaries is approximately RMB 1.61 billion. The Group has not provided deferred tax liability for the remaining temporary differences that are indefinitely reinvested. The unrecognized deferred tax liability is approximately RMB 161 million. If future changes of business environment make the Group to change its plan to allow some or all of the undistributed earnings to be remitted offshore, such temporary difference would become taxable.

27.    EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share for the years ended December 31, 2015, 2016 and 2017. The basic weighted average number of ordinary shares for the years ended December 31, 2015 are based on the 1,000,000,000 ordinary shares issued by Yintech upon the consummation of the Reorganization on November 18, 2015, as if those shares were issued as of the earliest date presented.

	Year ended December 31,
	2015	2016	2017	2017
	RMB	RMB	RMB	(Note2) USD
				Unaudited

Net Income attributable to Yintech	403,015	930,668	480,664	73,877
Basic weighted average number of ordinary shares outstanding	1,000,000,000	1,178,140,974	1,398,435,985	1,398,435,985
Effect of dilutive share options and RSUs	52,614,121	69,590,143	47,760,075	47,760,075

Dilutive weighted average number of ordinary shares	1,052,614,121	1,247,731,117	1,446,196,060	1,446,196,060
Basic earnings per share	0.40	0.79	0.34	0.05
Diluted earnings per share	0.38	0.75	0.33	0.05

YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands)

28.           EQUITY SETTLED SHARE-BASED TRANSACTIONS

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

(a)         Stock option

In 2016 and 2017, Yintech granted a total of 63,741,271 and 10,000,000, respectively, stock option to certain directors, eligible person and employees. No stock options were granted in 2015. The stock options are vested during the vesting period. Upon vesting, each stock option shall be entitled to the purchase of one ordinary share in the share capital of Yintech before it lapses.

Stock option activity during the periods indicated is as follows:

			Weighted
		Weighted	average
		average	remaining	Aggregate
	Number	exercise	contractual	intrinsic
	of options	price	term	value
		USD		RMB
Balance at January 1, 2015	83,296,000	0.163	6.67	83,379
Granted	—	—	—	—
Exercised	—	—	—	—
Forfeited	(4,639,500)	0.163	6.92	(7,504)
Expired	—	—	—	—
Balance at December 31, 2015	78,656,500	0.163	5.60	127,216
Exercisable at December 31, 2015	—	—	—	—
Balance at January 1, 2016	78,656,500	0.163	5.60	127,216
Granted	63,741,271	0.565	6.25	113,018
Exercised	(9,549,860)	0.163	—	(43,562)
Forfeited	(9,447,057)	0.174	4.52	(42,382)
Expired	—	—	—	—
Balance at December 31, 2016	123,400,854	0.370	5.38	385,869
Exercisable at December 31, 2016	40,422,998	0.163	3.55	126,401

YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands)

28.           EQUITY SETTLED SHARE-BASED TRANSACTIONS (CONTINUED)

(a)         Stock option (continued)

			Weighted
		Weighted	average
		average	remaining	Aggregate
	Number	exercise	contractual	intrinsic
	of options	price	term	value
		USD		RMB
Balance at January 1, 2017	123,400,854	0.370	5.38	385,869
Granted	10,000,000	0.500	6.66	(1,431)
Exercised	(30,751,280)	0.175	—	(60,623)
Forfeited	(1,020,914)	0.213	4.70	(1,763)
Expired	—	—	—	—
Balance at December 31, 2017	101,628,660	0.361	4.49	77,496
Exercisable at December 31, 2017	40,004,140	0.292	3.41	30,505

The weighted average grant date fair value of options granted during the years ended December 31, 2016 and 2017 was RMB 15.19 million and RMB 8.29 million, respectively. The Company didn’t grant any stock options in 2015 due to the Reorganization.

At December 31, 2017, there was RMB 31.57 million of total unrecognized compensation cost related to unvested stock options. That cost is expected to be recognized over a weighted average period of 1.23 years. During the years 2015, 2016 and 2017, compensation cost recognized in earnings in relation to stock options are RMB 21.21 million, RMB 23.18 million, and RMB 78.12 million, respectively. No income tax benefit was recognized on the share-based compensation.

Fair value of share options and assumptions

The estimate of the fair value of the share options granted is measured based on a binomial lattice model. The contractual life of the share option is used as an input into this model. Expectations and staff turnover rate are incorporated into the binomial lattice model.

	2015	2016	2017
	RMB	RMB	RMB

Expected volatility (expressed as weighted average volatility)	—	48.44%	47.23%
Option life	—	5.97-8.00	5.64-9.32
Expected dividends	—	0-1.8%	0-1.8%
Risk-free interest rate	—	1.43%-1.94%	1.43%-1.94%

Because Yintech’s shares did not have sufficient trading history at the time the options were issued, the expected volatility was based on the historical volatilities of comparable publicly traded companies engaged in the similar industry. Changes in the subjective input assumptions could materially affect the fair value estimate.

Share options were granted under a service condition. This condition has not been taken into account in the grant date fair value measurement of the services received. There was no market conditions associated with the share option grants.

YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands)

28.           EQUITY SETTLED SHARE-BASED TRANSACTIONS (CONTINUED)

(b)         Restricted share units

In 2015, Win Yin granted a total of 12,665,000 RSUs to certain directors, eligible person and employees. In 2016 and 2017, Yintech granted a total of 31,924,995 and 39,877,700 RSUs, respectively, to certain directors, eligible person and employees. The RSUs are vested during the vesting period, subject to the fulfillment of certain operational and/or financial performance targets as set by the Board, if any, that are probable of being met. Upon vesting, each RSU shall be entitled to the transfer or issue of one ordinary share in the share capital of Yintech.

		Weighted
		average	Aggregate
	Number	remaining	intrinsic
	of units	contractual	value
Balance at January 1, 2015	—	—	—
Granted	12,665,000	2.21	33,857
Vested	—	—	—
Forfeited	(2,875,125)	1.25	(7,686)
Balance at December 31, 2015	9,789,875	1.25	26,171

Balance at January 1, 2016	9,789,875	1.25	26,171
Granted	31,924,995	0.24	181,757
Vested	(30,302,520)	—	(172,520)
Forfeited	(3,723,826)	1.21	(21,201)
Balance at December 31, 2016	7,688,524	1.16	43,773

Balance at January 1, 2017	7,688,524	1.16	43,773
Granted	39,877,700	0.26	124,020
Vested	(37,631,880)	—	(117,036)
Forfeited	(916,264)	0.89	(2,850)
Balance at December 31, 2017	9,018,080	2.00	28,046

The weighted average grant date fair value of RSUs granted during the years ended December 31, 2015, 2016 and 2017 was RMB 23.40 million, RMB 118.76 million and RMB 49.21 million. As of December 31, 2015, 2016, and 2017, there was RMB 8.94 million, RMB 5.38 million and RMB 11.41 million respectively, of total unrecognized compensation cost related to unvested RSUs. That cost is expected to be recognized over a weighted average period of 2.36 years. In 2015, 2016 and 2017, compensation cost recognized in earnings in relation to RSUs is RMB 9.77 million, RMB 140.63 million and RMB 91.60 million respectively. No tax benefit was recognized on the share-based compensation.

YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands)

29.           RELATED PARTY TRANSACTIONS

(a)         Acquisition of Forthright Group

On December 29, 2017, the Group acquired 100% of the shares of the Forthright Group with a total consideration of approximately RMB 12.81 million. The Forthright Group was previously wholly owned by one of the Company’s Founding Shareholders. Upon completion of this acquisition, RMB 16.56 million was recognized as goodwill accordingly.

(b)         Acquisition of Forthright International

On December 29, 2017, the Group acquired 100% of the shares of the Forthright International with a total consideration of approximately RMB 2.12 million. Forthright International was previously wholly owned by Win Yin. Upon completion of this acquisition, RMB 1.34 million was recognized as goodwill accordingly.

(c)          Fund investments managed by Chun Da.

As at December 31, 2017, the Group held RMB 154.18 million (net of fair value loss) in fund investments managed by Chun Da. Chun Da is a wholly owned subsidiary within the Group which primarily provides asset management services.

30.    SEGMENT INFORMATION

The Group’s chief operating decision maker has been identified as the Chief Executive Officer who reviews the consolidated results of operation when making decisions about allocating resources and assessing performance of the Group. The Group operates and manages its business as a single segment.

Substantially all of the Group’s revenue for the years ended December 31, 2015, 2016 and 2017 were generated from the PRC.

As of December 31, 2016 and 2017, respectively, substantially all of long-lived assets of the Group were located in the PRC.

31.           SUBSEQUENT EVENTS

Management has considered subsequent events through April 27, 2018, which was the date these consolidated financial statements were issued.

On March 13, 2018, upon the approval of the Company’s Board of Directors, the Company declared an annual dividend of USD 0.02 per ordinary share to shareholders of record as of the close of business on March 27, 2018, representing RMB 178 million in total.