Form 20-F
period 2018-12-31
Yintech Investment Holdings Ltd
filed 2019-04-30
CIK 1661125

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2018.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Wenbin Chen, Interim Chief Financial Officer

Telephone: +86 (21) 2028 9009

Email: wenbin.chen@yintech.cn

3rd Floor, Lujiazui Investment Tower

No.360 Pudian Road

Pudong District, Shanghai, 200125

People’s Republic of China

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American depositary shares (each representing 20 ordinary shares, par value US$0.00001 per share)	The NASDAQ Stock Market LLC (The NASDAQ Global Select Market)
Ordinary shares, par value US$0.00001 per share	The NASDAQ Stock Market LLC (The NASDAQ Global Select Market)

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

1,428,942,175 ordinary shares, par value US$0.00001 per share, as of December 31, 2018.

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

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐	Emerging growth company ☒

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

•                  “hedge” refers to economic hedging transactions we enter into with various counterparties to manage our market risk exposure;

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

•                  “RMB,” “CNY” or “Renminbi” refers to the legal currency of China;

•                  “spread fee” refers to the difference, as set by the exchanges, between customers’ buying and selling prices quoted by the exchanges, which can be expressed either as a fixed amount per weight unit or a fixed percentage of the notional transaction value;

•                  “tradable account” refers to a customer account that has been activated for trading of spot and futures commodities contracts and has remained tradable as of the end of a given period; and

•                  “U.S. dollars,” “US$,” “USD” or “dollars” refers to the legal currency of the United States.

This annual report on Form 20-F contains translations of certain Renminbi (“RMB” or “CNY”) amounts into U.S. dollars (“USD”) at specified rates. For amounts not recorded in our consolidated financial statements included elsewhere in this annual report, unless otherwise stated, all translations from Renminbi to U.S. dollars were made at the exchange rate of RMB6.8755 to US$1.00, as set forth in the H.10 statistical release of the Federal Reserve Board on December 28, 2018. We make no representation that the RMB or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all. On April 19, 2019, the noon buying rate was RMB6.7032 to US$1.00. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

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

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, we cannot assure you that our expectations will turn out to be correct. Our actual results could be materially different from and worse than our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in “Item 3. Key Information—D. Risk Factors” and elsewhere in this annual report. The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

PART I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not Applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3. KEY INFORMATION

A.                                    SELECTED FINANCIAL DATA

The following table presents the selected consolidated financial information for our company. The consolidated statements of comprehensive income data for the three years ended December 31, 2016, 2017 and 2018 and the consolidated balance sheet data as of December 31, 2017 and 2018 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. Our historical results do not necessarily indicate results expected for any future period. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes, and “Item 5. Operating and Financial Review and Prospects” below. Our audited consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

Consolidated Statements of Comprehensive Income Data

	For the Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
				(unaudited)
	(in thousands, except per share data)
Revenues
Commissions and fees, net	2,547,043	2,198,575	941,868	136,989
Trading gains/(losses), net	12,563	40,554	34,333	4,994
Interest and investment income	4,365	5,406	18,128	2,637
Other revenues	155,570	204,411	100,415	14,605
Total revenues	2,719,541	2,448,946	1,094,744	159,225
Expenses
Commission expense	—	—	(2,012)	(293)
Employee compensation and benefits	(839,024)	(1,066,553)	(808,292)	(117,561)
Advertising and promotion	(554,291)	(424,865)	(223,265)	(32,473)
Information technology and communications	(40,905)	(41,170)	(32,421)	(4,715)
Occupancy and equipment rental	(76,594)	(123,680)	(115,810)	(16,844)
Taxes and surcharges	(30,748)	(21,080)	(6,455)	(939)
Intangible assets amortization	(19,081)	(56,547)	(56,515)	(8,220)
Impairment of goodwill and intangible assets	—	—	(639,000)	(92,939)
Other expenses	(107,766)	(78,509)	(83,334)	(12,120)
Total expenses	(1,668,409)	(1,812,404)	(1,967,104)	(286,104)
Income/(loss) before income taxes	1,051,132	636,542	(872,360)	(126,879)
Income tax expense	(125,430)	(169,556)	(1,028)	(150)
Net income/(loss)	925,702	466,986	(873,388)	(127,029)
Less: Net loss attributable to non-controlling interests	(4,966)	(13,678)	(10,350)	(1,505)
Net income/(loss) attributable to Yintech	930,668	480,664	(863,038)	(125,524)
Earnings/(loss) per share
Basic	0.79	0.34	(0.60)	(0.09)
Diluted	0.75	0.33	(0.60)	(0.09)
Other comprehensive income/(loss)
Unrealized gains/(Loss) on available-for-sale investments, net of tax	—	(800)	—	—
Foreign currency translation adjustment	42,696	(18,714)	22,538	3,279
Comprehensive income/(loss)	968,398	447,472	(850,850)	(123,750)
Comprehensive loss attributable to non-controlling interests	(4,966)	(13,678)	(10,350)	(1,505)
Comprehensive income/(loss) attributable to Yintech	973,364	461,150	(840,500)	(122,245)

Consolidated Balance Sheet Data

	As of December 31,
	2017	2018
	RMB	RMB	US$
			(unaudited)
		(in thousands)
Assets
Cash	690,478	257,789	37,494
Entrusted bank balances held on behalf of customers	150,452	73,226	10,650
Short-term investments	1,212,006	1,479,109	215,127
Deposits with clearing organizations	1,152	34,215	4,976
Amount due from related parties	—	25,000	3,636
Equity method investment	—	24,730	3,597
Equipment and leasehold improvements	39,214	24,316	3,537
Deferred tax assets	34,431	31,239	4,544
Goodwill	1,096,972	637,147	92,669
Accounts receivable	171,156	180,230	26,213
Intangible assets	433,983	330,247	48,032
Other assets	311,281	155,648	22,639
Total assets	4,141,125	3,252,896	473,114
Liabilities and Shareholders’ Equity
Accounts payable (including accounts payable of the consolidated variable interest entities (“VIE”) and VIE’s subsidiaries without recourse to the Company of RMB1,985 thousand and RMB2,283 thousand as of December 31, 2017 and 2018, respectively)	197,516	119,469	17,376
Accrued employee benefits (including accrued employee benefits of the consolidated VIE and VIE’s subsidiaries without recourse to the Company of RMB12,299 thousand and RMB 19,708 thousand as of December 31, 2017 and 2018, respectively)	142,085	189,042	27,495
Income tax payable (including income tax payable of the consolidated VIE and VIE’s subsidiaries without recourse to the Company of RMB5,522 thousand and RMB11,042 thousand as of December 31, 2017 and 2018, respectively)	73,458	95,415	13,878
Deferred tax liabilities (including deferred tax liabilities of the consolidated VIE and VIE’s subsidiaries without recourse to the Company of nil and RMB 38,287 thousand as of December 31, 2017 and 2018, respectively)	106,315	79,618	11,580
Other liabilities (including other liabilities of the consolidated VIE and VIE’s subsidiaries without recourse to the Company of RMB8,625 thousand and RMB 62,645 thousand as of December 31, 2017 and 2018 respectively)	45,553	144,392	21,001
Total liabilities	564,927	627,936	91,330
Shareholders’ Equity
Ordinary shares (USD 0.00001 par value. 3,000,000,000 shares authorized, 1,425,282,175 shares issued and 1,413,951,095 shares outstanding as of December 31, 2017; 1,468,059,155 shares issued and 1,428,942,175 shares outstanding as of December 31, 2018)	93	96	14
Treasury stock (11,331,080 and 39,116,980 shares as of December 31, 2017 and 2018, respectively)	(36,973)	(111,169)	(16,169)
Additional paid-in capital	2,058,312	1,927,854	280,395
Retained earnings	1,516,525	652,687	94,929
Accumulated other comprehensive income	24,423	47,761	6,947
Equity attributable to non-controlling interests	13,818	107,731	15,668
Total shareholders’ equity	3,576,198	2,624,960	381,784
Total liabilities and shareholders’ equity	4,141,125	3,252,896	473,114

Summary Operating Data

The following table presents our summary operating data for the periods indicated:

	As of December 31,
	2016	2017	2018
Tradable accounts (1)	143,539	108,850	126,539

(1)         Tradable accounts refer to accounts that have been activated and have remained tradable as of the end of the period.

	For the Year Ended December 31,
	2016	2017	2018
Active accounts (2)	73,078	121,410	40,240

	RMB	RMB	RMB	US$
				(unaudited)
Customer trading volume (in millions)	2,978,321	3,841,069	1,730,683	251,717

(2)         Active accounts refer to tradable accounts that have executed at least one trade during the period.

EXCHANGE RATE INFORMATION

Our business is primarily conducted in China and substantially all of our revenues and expenses are denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On April 19, 2018, the daily exchange rate reported by the Federal Reserve Board was RMB6.7032 to US$1.00.

B.                                    CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.                                    REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.                                    RISK FACTORS

Risks Related to Our Business and Industry

Any change in trading rules of the trading exchanges could adversely affect our revenue and profitability.

We operate on the various trading exchanges such as the Shanghai Gold Exchange (“SGE”), Dalian Commodity Exchange and China Financial Futures Exchange, etc., which provide trading platforms and set trading model and rules for all participants on the exchanges. Those exchanges formulate their trading rules covering various aspects of trading, including but not limited to, commission and fee rates, leverage ratio, trade settlement procedures, membership qualifications, risk control mechanism, as well as information management. Those trading exchanges usually adjust their trading rules in response to changing market conditions and changes to these rules may adversely affect our revenue or business. In addition, futures companies have discretion to set the fee rates and the adjustments of the fee rates will have an impact on our income and profitability.

Any material changes in the trading rules of those exchanges may affect our business model, revenue composition, expenses associated with our operation, as well as costs to comply with new rules, which may adversely affect our results of operations and business. For instance, the max level of our trading commissions generated from spot commodities services we provided on the SGE is set by the SGE. If the SGE was to reduce such fee levels, for one purpose or another, our revenue and profit may suffer. If the SGE was to lower the maximum leverage ratio, it would reduce the maximum notional value of transaction a customer can conduct with a given amount of trading deposit, which may negatively affect our customers’ trading volume, thus negatively impact our commissions and fees as they are earned based on our customers’ trading volume. A lower maximum leverage ratio may negatively impact our customers’ trading volume and our commissions and fees. Another example is the fee rate and leverage ratio, which is determined by the futures companies subject to the changes made by exchanges as well as market condition then. If the fee rate in future exchanges decreases, our income will directly decline accordingly. If the leverage ratio drops, our trading notional will downslope and our income will be negatively affected.

A substantial portion of our business currently relies on collaboration with multiple financial members of SGE and futures companies. Our business will be adversely impacted if we are unable to maintain our relationship with them.

We have formed cooperative relationships with a number of financial members of SGE and futures companies. We introduce customers to open accounts and trade with those financial members of SGE and futures companies and, in turn, share the relevant commissions and fees income, refund from futures exchanges and interest income with those financial members of SGE and futures companies.

Our agreements with those financial members of SGE and futures companies are non-exclusive and do not prohibit them from working with our competitors or from offering competing services. Any of those financial members of SGE and futures companies could view that working with us is not in their best interest and hence decide to enter into exclusive or more favorable relationships with our competitors. In turn, those financial members of SGE and futures companies may not perform as expected under our agreements, including potentially being unable to accommodate our projected growth in customer base and trading volume. We could in the future have disagreements or disputes with those companies, which could negatively impact or threaten our relationship.

We provide agent services to several financial members of SGE who are subject to supervision of SGE. And SGE is subject to the oversight of the People’s Bank of China. Any change of regulations to any or certain of our cooperative financial members could adversely impact our business. For instance, we were requested to suspend new business cooperation with two of those financial members in accordance with the internal rule stipulated by SGE that may result in high dependence on the fewer financial members that we could develop business relationship with and hence reduce our revenues generated from spot gold services.

The futures commodity business is subject to the oversight by the People’s Bank of China, the Banking Regulatory Commission, the China Securities Regulatory Commission (“CSRC”) and other regulatory authorities in China and other jurisdictions, and must comply with complex rules, regulations, licensing and examination requirements. We are an “introducing broker” and according to a rule stipulated in 2007, we cannot keep customers’ transaction records and account materials in our platform. We receive fees and commissions in accordance with the calculation sheet provided by those futures companies. If the futures companies conceal or wrongly calculate the fees or commissions, our income might be negatively affected.

Furthermore, according to an internal regulation notice, we, as an introducing broker, will subject our apps to the certification of those futures companies. It might also negatively affect our business as we primarily acquire new customers through the apps we designed and developed independently.

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

Our revenue generated from our commodities services sector depends in part on our customer trading volume, which is influenced by the general trading activities in the online spot commodity trading market and futures commodities market. Online commodities trading faces competition from  traditional investment products, including but not limited to, stock, wealth management products, as well as online finance products such as peer-to-peer lending and other investment products. These alternative investment products may divert investors from or reduce their activity levels in online commodities trading, which may adversely affect our trading volume, revenue and business.

In addition, the general trading activities in the commodities trading market may be impacted by movements and trends in the world’s commodity markets. Customer trading activities are to some extent influenced by the changes in commodity prices in international and domestic commodity markets. Periods of increased fluctuations of commodity prices often coincide with a larger amount of trading volume by our customers. As a result, period-to-period comparison of our results of operations may not be meaningful and our future operating results may be subject to significant fluctuations. The general trading activities in our industry are also directly affected by factors such as economic and political conditions, macro trends in business and finance, investors’ interest level in commodity trading and legislative and regulatory changes. Any one or more of these factors, or other factors, may reduce the trading activity level in the online commodities trading industry and adversely affect our business and results of operations and cash flows.

The profitability of our clients’ investments is directly affected by elements beyond our control, such as economic and political conditions, broad trends in business and finance, changes in volume of securities transactions, changes in the markets in which such transactions occur and changes in how such transactions are processed. Furthermore, it is possible that some clients could solely rely on certain predictive statements made by other clients on our platform, ignoring our alert warnings that clients should make their own investment judgement and should not predict future performance based on historical records.

Any future change in the regulatory and legal regime for the securities brokerage industry may have a significant impact on our business.

We acquired Forthright Securities Company Limited, or Forthright, in the year of 2017 and thus began to offer online trading services for to individual investors to trade Hong Kong and U.S. stock. Firms in the securities brokerage industry have been subject to an increasingly regulated environment over recent years, and penalties and fines sought by regulatory authorities have also increased. This regulatory and enforcement environment has created uncertainties with respect to various types of products and services that historically had been offered by us and that were generally believed to be permissible and appropriate. Our model of operation and profitability may be directly affected by legislative changes in rules promulgated by government agencies and self-regulatory organizations in various jurisdictions that oversee our businesses, and changes in the interpretation or enforcement of existing laws and rules, such as the potential imposition of transaction taxes.

For example, Forthright does not hold any license or permit for doing securities brokerage business in China. Although we do not believe Forthright was engaging in securities brokerage business in China, there remain uncertainties as to the interpretation and implementation of relevant PRC laws and regulations. We face significant legal uncertainties as to whether the CSRC would require Forthright to get certain licenses or permits relating to its activities in China, or whether the CSRC would view our current or previous business operations in China as non-compliance with the relevant regulatory regime. We could be subject to disciplinary or other actions in the future due to being claimed or deemed non-compliance, which could have a material adverse effect on our business, financial condition and results of operations.

Our securities business could be materially and adversely affected if we fail to generate reliable data and price quotes or other trading-related information on a real-time basis from the stock exchanges, or if we cannot maintain our current business relationships with our historical data providers on commercially reasonable terms.

We acquired Forthright in the year of 2017 and thus began to offer online trading services for Hong Kong and U.S. stock to individual investors around the world to receive commissions and interests through our platform. We also purchased market data and investment information from external data providers and then provide consolidated market data and industry analysis to our customers to help them make investment choices.

We rely on real-time stock, bond and mutual fund quotes and other trading-related information from the Shanghai and Shenzhen Stock Exchanges and any future securities exchanges in China. If those service providers were to fail to share reliable price quotes or other trading-related information on a real-time basis, it would be difficult for us to receive reliable real-time price quotes and other trading-related information from a different source, which could materially and adversely affect our business.

We cannot assure that the external data providers will be able to continue to provide data to meet our current needs in an efficient and cost-effective manner, or that they will be able to adequately expand their services to meet our needs in the future. An interruption in or the cessation of service by any external data provider as a result of system failures, capacity constraints, financial constraints or problems, unanticipated trading market closures or for any other reason and our inability to make alternative arrangements in a smooth and timely manner, if at all, could have a material adverse effect on our business, results of operations and financial condition. We cannot assure you that we will be able to enter into or maintain our business arrangements with our current primary and backup data providers on commercially reasonable terms or at all. In this case, it could take time for us to locate alternative providers of comprehensive historical data and information on commercially reasonable terms, which could cause disruptions to our operations and adversely affect our business. Even if we are able to find alternative data providers, they may fail to deliver to us reliable and comprehensive data and information in accordance with our specifications and requirements, which could materially and adversely affect our business.

If we are unable to retain existing clients or attract new clients, our business, financial conditions and results of operations may be materially and adversely affected.

Our success depends largely on our ability to retain existing clients, in particular those that have highly frequent transactions. Our clients may not continue to place trading orders or increase the level of their trading activities on our platform if we cannot match the prices offered by other market players or if we fail to deliver satisfactory services. Failure to deliver services in a timely manner at competitive prices with satisfactory experience will cause our clients to lose confidence in us and use our platform less frequently, or even stop using our platform altogether, which in turn will materially and adversely affect our business. Even if we are able to provide high-quality and satisfactory services on our platform in a timely manner and at favorable price terms, we cannot assure you that we will be able to retain existing clients, encourage repeat and increased trading transactions due to reasons out of our control, such as our clients’ personal financial reasons or the deterioration of the capital markets condition.

Our customer base mainly comprises of individual customers. Although we offer services designed to educate, support and retain our customers, our efforts to attract new customers or reduce the attrition rate of our existing customers may not be successful. If we were unable to maintain or increase our customer retention rates or generate new customers in a cost-effective manner, our business, financial condition and results of operations would likely be adversely affected. Historically, we incurred RMB554.3 million, RMB424.9 million and RMB223.3 million (US$32.5 million) in advertising and promotion expenses, representing 20.4%, 17.3% and 20.4% of our revenues in the year of 2016, 2017 and 2018, respectively. Although we have spent significant financial resources on marketing expenses and plan to continue doing so, these efforts may not be cost-effective to attract new customers. We cannot assure you that we will be able to maintain or grow our customer base in a cost-effective way. If we are unable to maintain high-quality services, or maintain or reduce our service fee rate, or introduce new products and services, we may fail to attract new customers or lose our existing customers, which could adversely affect our growth and profitability.

The occurrence of cyber incidents, or a deficiency in our cybersecurity, could disrupt our services, cause damage to our brand and adversely affect our results of operations.

In the current environment, there are numerous and evolving risks to cybersecurity and privacy, including criminal hackers, hacktivists, state-sponsored intrusions, industrial espionage, employee malfeasance and human or technological error. High-profile security breaches at other companies and in government agencies have increased in recent years, and security industry experts and government officials have warned about the risks of hackers and cyber-attacks targeting businesses such as ours. In a number of public networks, hackers have bypassed firewalls and misappropriated confidential information, including personally identifiable information, for various reasons, including political, economic and commercial gain.

Our computer networks support all phases of our operation, including marketing, customer development and the provision of customer services, are an essential part of our technology infrastructure and they may be vulnerable to cyber incidents. Our computer system, the networks we use, the networks and online trading platforms of the exchanges and other third parties with whom we interact are potentially vulnerable to physical or electronic computer break-ins, viruses and similar disruptive problems and security breaches. Our electronic data may also be vulnerable to attacks, unauthorized access and misappropriation, which may corrupt our electronic data. Concerns over the security of Internet transactions and the safeguarding of confidential personal information could also adversely affect our customers’ intention to trade. A hacker who circumvents our cybersecurity measures could misappropriate proprietary information or cause interruptions, malfunctions or disruptions to our operations. We or our service providers may be required to invest significant resources to protect against the threat of security breaches or to alleviate problems caused by any breaches. We have not experienced a major cybersecurity breach to date. However, if a major cybersecurity breach were to occur, particularly if it results in a loss of confidence in our services, our reputation, business, financial condition and results of operations could be adversely affected.

We have implemented solutions, processes, and procedures to help mitigate our exposure to these types of cybersecurity risks, but these measures do not guarantee that we will not in the future experience a major cybersecurity breach. Despite our efforts to safeguard the information of our customers, information leakage due to system malfunction, employee error, misconduct or other factors may still occur. As a result, we may be required to devote significant incremental amounts of resources to protect against the threat or perceived threat of these cybersecurity risks or to alleviate problems caused by cyber incidents, if and when they occur. Our insurance may not be adequate to cover all losses in connection with any cybersecurity breach or other incident, and we cannot be certain that our present coverage, or any future coverage we may obtain, will remain available to us on commercially reasonable terms or at all.

Our proprietary technology is critical to our business and if we fail to keep our technology updated as the industry evolves, our growth, revenue and business prospects may be materially and adversely affected.

Our proprietary client software and client relationship management system are critical to our business operation. Our success in the past has largely been attributable to our sophisticated proprietary technology that has empowered the efficient operations of our platform. We have benefited from the fact that proprietary technology equivalent to that which we employ has not been widely available to our competitors. In order to remain competitive, our proprietary technology is under continuous development and upgrade.

Additionally, to keep pace with changing technologies and client demands, we must correctly interpret and address market trends and enhance the features and functionality of our technology in response to these trends, which may lead to significant research and development costs. We may be unable to accurately determine the needs of our users and clients or the trends in the online brokerage industry or to design and implement the appropriate features and functionality of our technology in a timely and cost-effective manner, which could result in decreased demand for our services and a corresponding decrease in our revenue. Also, any adoption or development of similar or more advanced technologies by our competitors may require that we devote substantial resources to the development of more advanced technology to remain competitive. The markets in which we compete are characterized by rapidly changing technology, evolving industry standards and changing trading systems, practices and techniques. Although we have been at the forefront of many of these developments in the past, we may not be able to keep up with these rapid changes, develop new technology, realize a return on amounts invested in developing new technologies or remain competitive in the future.

New lines of business or new services may subject us to additional risks.

From time to time, we may implement new lines of business or offer new services within existing lines of business. For instance, we commenced gold trading service on the SGE in November 2015. In August 2016, we acquired 100% equity interest in Gold Master (HK) Company Limited, or the Gold Master, which offers online spot commodity trading services to individual customers in PRC. We also established Financial Innovation Labs in Shanghai and Boston in November 2016 to focus on areas such as big data, artificial intelligence and trading strategies. Further, in 2017, we expanded our business to futures commodities trading services and securities services. In February 2018, we started investor advisory business to provide our individual customers with market insights and investment decision-making processes. In December 2018, we started to provide global asset allocation services after we acquired OTS Capital Management, a type-4 and type-9 license holder in Hong Kong. We may further expand into other business areas in the future.

There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new services may not be achieved and profitability targets may not prove feasible. External factors, such as compliance with regulations, competition and shifting market preferences, may also impact the successful implementation of a new line of business or a new service. Our personnel and technology systems may fail to adapt to the changes in such new areas or we may fail to effectively integrate new services into our existing operation and we may lack experience in managing new lines of business or new services. In addition, we may be unable to proceed with our operations as planned or compete effectively due to different competitive landscapes in these new areas. Even if we expand our businesses into new jurisdictions or areas, the expansion may not yield intended profitable results. Furthermore, any new line of business and/or new service could have a significant impact on the effectiveness of our internal control system. Failure to successfully manage these risks in the development and implementation of new lines of business or new services could have a material adverse effect on our business, results of operations and financial condition.

If our internal control over financial reporting or our disclosure controls and procedures are not effective, we may not be able to accurately report our financial results, prevent fraud or file our periodic reports in a timely manner.

Based on the criteria established in Internal Control — Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission, our management determined that our internal control over financial reporting was ineffective due to the presence of a material weakness. The material weakness identified relates to our lack of sufficient accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements and failure to establish and clearly communicate acceptable policies regarding U.S. GAAP financial reporting. A material weakness (as defined in Rule 12b-2 under the Exchange Act) is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented on a timely basis. This control deficiency creates a reasonable possibility that a material misstatement to the consolidated financial statements will not be prevented or detected on a timely basis, and therefore we concluded that the deficiency represents a material weakness in our internal control over financial reporting and our internal control over financial reporting was not effective as of December 31, 2018.

When we are no longer an emerging growth company under the federal securities laws, our independent registered public accounting firm will be required to issue an attestation report on the effectiveness of our internal control over financial reporting. Even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may conclude that there are material weaknesses or significant deficiencies with respect to our controls or the level at which our controls are documented, designed, operated or reviewed. Material weaknesses were once identified by our auditor in the past and may be identified during the audit process or at other times. If we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404.

The reporting obligations as a public company place a strain on our management, operational and financial resources and systems for the near future. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions.

We may pursue acquisitions or joint ventures that could present unforeseen integration obstacles, incur unpredicted costs or may not enhance our business as we expected.

We have made a few selective acquisitions to expand our business into new areas. We may in the future continue to pursue acquisitions and joint ventures as part of our growth strategy. In August 2016, we acquired 100% equity interest in Gold Master, which offers online spot commodity trading services to individual customers in the PRC on the SGE. Gold Master’s revenues for 2018 did not meet management’s expectations, therefore we performed an impairment test and recognized RMB 505 million (US$73 million) impairment loss for goodwill, RMB 78 million (US$11 million) impairment loss on customer list and RMB 56 million (US$8 million) impairment loss on trademark. In July 2017, we established a joint venture with SINA Corporation (NASDAQ: SINA), a leading online media company serving China and the global Chinese communities, to provide financial software, information and services to individual investors. In December 2018, we acquired OTS Capital Management, a type-4 and type-9 license holder in Hong Kong under the Securities and Futures Commission (“SFC”) to provide global asset allocation service. We also entered into securities advisory and asset management business through acquisitions.

Any future acquisition or joint venture may result in exposure to potential liabilities of the acquired companies, significant transaction costs and it may present new risks associated with entering additional markets or offering new products as well as integrating the acquired companies or newly established joint ventures. Potential liabilities may arise from deficiencies in due diligence findings and deficient track - record information. In addition, we may not have sufficient management, financial and other resources to integrate companies we acquire or to successfully operate joint ventures and we may be unable to profitably operate our expanded company. Additionally, any new businesses that we may acquire or joint ventures we may form, once integrated with our existing operations, may not produce expected or intended results.

We may be subject to customer claims and litigation risk that could adversely affect our reputation, business, financial condition and results of operations.

We are subject to lawsuits and other claims in the ordinary course of our business. Our business operations entail substantial litigation and regulatory risks, including the risk of lawsuits and other legal actions relating to information disclosure, client on-boarding procedures, sales practices, product design, fraud and misconduct, control procedures deficiencies, as well as the protection of the personal and confidential information of our clients. We may be subject to arbitration claims and lawsuits in the ordinary course of our business. We may also be subject to inquiries, inspections, investigations and proceedings by regulatory and other governmental agencies. Actions brought against us may result in settlements, injunctions, fines, penalties, suspension or revocation of license, reprimands or other results adverse to us that could harm our reputation. Even if we are successful in defending ourselves against these actions, the costs of such defense may be significant to us. In market downturns, the number of legal claims and the amount of damages sought in legal proceedings may increase.

In addition, we may face arbitration claims and lawsuits brought by our users and clients who have used our online brokerage or other financial services and found them unsatisfactory. We may also encounter complaints alleging misrepresentation with regard to our platform and/or services. This risk may be heightened during periods when credit, equity or other financial markets are deteriorating in value or are volatile, or when clients are experiencing losses. Although we have prudent internal procedures and policies in place and we monitor employees’ interaction with customers and potential customers through our CRM system, it is difficult to detect and deter misconduct and inappropriate behavior of all of our employees, and the precautions we take to prevent and detect such behaviors may not be effective in all cases. Our employees could wrongly execute transaction orders placed by our customers via telephone, misappropriate customer information, conduct improper activities on behalf of our customers, make false or misleading statements, promise investment returns to attract customers to trade, misrecord or otherwise try to hide improper activities from us. In addition, employees’ misconduct could give rise to customer claims against us, including claims for negligence, fraud, failure to supervise, breach of fiduciary duty, transactions and intentional misconduct. These claims, regardless of their merits, could subject us to substantial losses and seriously harm our reputation. In addition, such customer claims may escalate into litigation.

We face intense competition in the industry of providing investment and trading services to individual investors in China, and if we do not compete effectively, our results of operations and our business prospects may be adversely affected.

We provide investment and trading services to individual investors in China and we encounter intense competition in all of our business lines. There are a variety of financial institutions in the PRC that provide investment and trading services to individual investors. We compete primarily with PRC commercial banks, securities firms, trust companies, funds and emerging internet-based financial companies. Our competitors may compete with us in the following ways:

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

We cannot assure you that we will be able to compete effectively or efficiently with current or future competitors. They may be acquired by, receive investment from or enter into strategic relationships with, established and well-financed companies or investors, which would help enhance their competitiveness. Furthermore, the current competitors and new entrants in the online brokerage industry may also seek to develop new service offerings, technologies or capabilities that could render some of the services that we offer obsolete or less competitive, and some of them may adopt more aggressive pricing policies or devote greater resources to marketing and promotional campaigns than we do. The occurrence of any of these circumstances may hinder our growth and reduce our market share, and thus our business, results of operations, financial condition and prospects would be materially and adversely affected.

Our reputation is critically important to our business. If our reputation is harmed, or the reputation of the industry as a whole is damaged, our business, financial condition, results of operations or prospects may be materially and adversely affected.

Our ability to attract and retain customers may be adversely affected if our reputation is damaged. If we fail, or appear to fail, to deal with issues that may give rise to reputational risk, our business and prospects may be harmed. These issues include, but are not limited to, mishandling customer complaints, potential conflicts of interest, privacy breaches, customer data leak, improper sales practices, as well as failure to identify legal, credit, liquidity, and market risks inherent in our business. Failure to appropriately address these issues could reduce customer confidence in us or increase the customer attrition rate, which may adversely affect our reputation and business.

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

We rely on a combination of trademark, copyright, trade secret and fair business practice laws in the PRC to protect our proprietary technology, intellectual property rights and brand. Although we have entered into confidentiality and invention assignment agreements with certain of our employees and/or relevant third parties and also rigorously control access to proprietary technology, it is possible that third parties may copy or otherwise obtain and use our proprietary technology without authorization of the company or otherwise infringe on our rights. We may also face claims of infringement that could interfere with our ability to use technology that is material to our business operations.

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

We may be liable to our clients for the disclosure of personal or confidential information, including personally identifiable information, system failures, errors or unsatisfactory performance of services which may adversely affect our business, reputation and results of operations.

We often have access to, and are required to collect and store, sensitive or confidential client information, including personally identifiable information. If any person, including any of our employees and subcontractors, penetrates our network security or misappropriates sensitive or confidential client information, including personally identifiable information, we could be subject to significant liability from our clients for breaching contractual confidentiality provisions or privacy laws. Despite measures we take to protect the client information or personally identifiable information of our clients, unauthorized parties, including our employees and subcontractors, may attempt to breach our clients’ confidence. Unauthorized disclosure of sensitive or confidential client information, including personally identifiable information, whether through employee misconduct, breach of our computer systems, systems failure or otherwise, may subject us to liabilities, damage our reputation and cause us to lose clients.

In addition, while we have taken steps to protect the client information that we have access to, our security measures may be breached. If a cyber-attack or other security incident were to result in unauthorized access to or modification of our customers’ data or our own data or our IT systems or in disruption of the services we provide to our customers, or if our products or services are perceived as having security vulnerabilities, we could suffer significant damage to our business and reputation.

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

Our lack of an Internet audio-visual program transmission license may expose us to administrative sanctions, which would materially and adversely affect our business, results of operations and financial condition. Pursuant to the Administrative Provisions on Internet Audio-Visual Program Service, or the Audio-Visual Program Provisions, which was issued by the State Administration of Radio, Film and Television, or SARFT, and the Ministry of Industry and Information Technology, or MIIT coming into effect on January 31, 2008 and amended on August 28, 2015, online transmission of audio and video programs requires an Internet audio-Visual program transmission license and online audio-visual service providers must be either wholly state-owned or state-controlled. In a press conference jointly held by SARFT and MIIT to answer questions with respect to the Audio-Visual Program Provisions in February 2008, SARFT and MIIT clarified that online audio-visual service providers that had already been operating lawfully prior to the issuance of the Audio-visual Program Provisions may re-register and continue to operate without becoming state-owned or controlled, provided that such providers have not engaged in any unlawful activities. This exemption will not be granted to online audio/video service providers established after the Audio-Visual Program Provisions was issued.

While two of our PRC Subsidiaries, Sina Shi Jin (Shanghai) Information Technology Co., Ltd. and Shanghai Fu Dong Culture Media Co., Ltd. have obtained the radio and television program production license from the local counterpart of the SARFT which allows for engaging in the production and distribution business of radio and television programs in the PRC, we, however, currently do not possess an Internet audio-visual program transmission license. As a result, the relevant regulatory authorities may find our operations to be in violation of the applicable laws and regulations. We may receive a warning and be ordered to pay a fine of not more than RMB30,000. In the case of severe contravention, we may be ordered to cease transmission of audio and video programs, be subject to a penalty equal to one to two times of our total investment in the affected business and the devices we used for such operation may be confiscated. Furthermore, according to the Audio-Visual Program Provisions, the telecommunications administrative authorities may, based on written opinions of SARFT, and in accordance with the relevant laws and regulations on supervision of telecommunications and the Internet, close our platform and order the relevant network operation entity that provides us signal access services to stop such provision of services. Such penalties would materially and adversely affect our business, results of operations and financial condition.

Our lack of a license for provision of the value-added telecommunication services, or the ICP license, may expose us to administrative sanctions, which would materially and adversely affect our business, results of operations and financial condition.

Our lack of an operating license for value-added telecommunication business may expose us to administrative sanctions, which would materially and adversely affect our business, results of operations and financial condition. Pursuant to the Telecommunication Regulation of the People’s Republic of China, or the Telecom Regulations, promulgated by the State Council on September 25, 2000 and later amended on July 29, 2014 and February 6, 2016, “value-added telecommunication services” is defined as telecommunications and information services provided through public networks. According to the Telecom Regulations as well as the Measures on the Administration of Telecommunications Business Operating Licenses, or the Telecom License Measures released by MIIT and became effective on April 10, 2009 and later amended on July 3, 2017 with the effectiveness commencing on September 1, 2017, operators of value-added telecommunications services shall obtain operating licenses prior to commencing operations from the MIIT, or its provincial-level counterparts. The Catalogue of Telecommunications Business (2015), or the Catalogue, which was released by MIIT in 2015 and became effective on March 1, 2016, further identifies information services as value-added telecommunications services. Provision of information services including instant message belongs to the second type of value-added telecommunications services.

We currently do not possess the aforementioned ICP license for us to provide the internet information services of instant messaging, which may result in the determination by relevant regulatory authorities that our provision of such service is in violation of the applicable laws and regulations. Pursuant to the Telecom Regulations and the Telecom License Measures, we may be ordered to rectify such violation and the illegal income will be confiscated; further, a penalty equal to three to five times the illegal income could be imposed, and in the event the illegal income is lower than RMB50,000, such penalty could be adjusted to the amount between RMB100,000 to RMB1,000,000. Such penalties would materially and adversely affect our business, results of operations and financial condition. However, we do not believe we face high risks of severe penalties in current regulatory environment.

We may be unable to effectively manage our rapid growth.

The rapid growth of our business during our limited operation history has placed significant demands on our management and other resources. As we grow, we may also need to expand and upgrade the reliability and scalability of our proprietary technology, network infrastructure and other aspects of our IT system. We may need to hire additional sales and marketing representatives, customer service, risk management as well as other personnel to serve the enlarged customer base. Implementation of new business arrangements, expansion of technology infrastructure and an increase in employee numbers may further increase our operational complexity and impose higher standards on every aspect of our operation. Our management team may fail to effectively cope with the increased operational complexity, and we may fail to integrate new resources into our existing operation system. Therefore, we may not be able to maintain current growth rate or manage our growth effectively.

We face risks related to natural disasters, health epidemics, terrorist attacks and other outbreaks, which could significantly disrupt our operations.

The occurrence of unforeseen or catastrophic events, including the emergence of a pandemic or other widespread health emergency, terrorist attacks or natural disasters, could create economic and financial disruptions, lead to operational difficulties that could impair our ability to manage our businesses, and expose our business activities to significant losses. On August 12, 2015, there were a series of explosions that killed over one hundred people which occurred at a hazardous chemical container storage station at the Port of Tianjin. Although our subsidiary located in Tianjin did not suffer any loss or experience any significant increase in costs resulting from such incident, any similar future incidents could materially affect our operations due to loss of personnel and damages to property, including our inventory and technology system. Our operations could also be severely disrupted if the exchanges we operate on were affected by natural disasters, health epidemics or man-caused disasters.

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

We are a holding company, and we rely principally on dividends and other distributions on equity from our wholly-owned subsidiaries in China for our cash requirements, including the funds necessary to pay dividends to our shareholders and service any debt we may incur.

Current PRC regulations permit our subsidiaries in China to pay dividends to us only out of their respective accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our PRC subsidiaries is required to set aside at least 10% of its respective after-tax profits each year, if any, to fund certain statutory reserve funds until the aggregate amount of such reserve funds reaches 50% of its registered capital. At its discretion, each of our PRC subsidiaries may allocate a discretionary portion of its respective after-tax profits to staff welfare and bonus funds. These reserves may not be distributable as cash dividends. Furthermore, if any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us. Most of our assets are held by, and substantially all of our earnings and cash flows are attributable to, our PRC subsidiaries. Our cash flows are primarily derived from dividends paid to us by our PRC subsidiaries. As a result, our ability to distribute dividends largely depends on earnings from our PRC subsidiaries and their ability to pay dividends out of their earnings. If operating losses from our PRC subsidiaries were to continue to grow, our operating results and cash flows would be further adversely affected. Our PRC subsidiaries so far have not paid us any dividends. We cannot assure you that our PRC subsidiaries will generate sufficient earnings and cash flows in the near future to pay dividends or otherwise distribute sufficient funds to enable us to meet our obligations, pay interest and expenses or declare dividends.

We may be subject to penalties, including restrictions on our ability to inject capital into our PRC subsidiaries and our PRC subsidiaries’ ability to distribute profits to us, if our PRC resident shareholders or beneficial owners fail to comply with relevant PRC foreign exchange regulations.

On July 4, 2014, the State Administration of Foreign Exchange, or SAFE, issued the Circular on Several Issues Concerning Foreign Exchange Administration of Domestic Residents Engaging in Overseas Investment, Financing and Round-Trip Investment via Special Purpose Vehicles (“Circular 37”), which replaced the previous Notice on Relevant Issues Concerning Foreign Exchange Administration for Domestic Residents’ Financing and Roundtrip Investment Through Offshore Special Purpose Vehicles (“Circular 75”), effective on November 1, 2005. Circular 37 requires PRC individuals, institutions and foreign individuals who have a habitual residence in the PRC due to economic interests, or collectively referred as the PRC residents, to register with SAFE or its local branches in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests. Such offshore entity is referred to as an offshore special purpose vehicle. In addition, such PRC residents must update their foreign exchange registrations with SAFE when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC residents, name and operation term), increases or decreases in investment amount, share transfers or exchanges, or mergers or divisions. According to the Circular on Further Simplifying and Improving the Administration of Foreign Exchange Concerning Direct Investment released on February 13, 2015 by the SAFE, local banks will examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration, under the Circular 37 from June 1, 2015.

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

We have requested that all of our current shareholders and/or beneficial owners disclose whether they or their shareholders or beneficial owners fall within the ambit of SAFE Circular 37 and we will urge relevant shareholders, upon learning that they are PRC residents, to register with the local SAFE branch as required under SAFE Circular 37. However, we may not be fully informed of the identities of all our shareholders or beneficial owners who are PRC residents, and we cannot provide any assurance that all of our shareholders and beneficial owners who are PRC residents will comply with our request to make, obtain or update any applicable registrations or comply with other requirements required by SAFE Circular 37 or other related rules in a timely manner.

Shanghai Yin Sai Computer Technology Co., Ltd. (“Yin Sai”, formerly known as “Yin Tian Xia Technology”), Jin Xiang Yin Rui and Rong Jin Hui Yin were indirectly controlled by our ultimate individual beneficial owners, Mr. Wenbin Chen, Mr. Ming Yan and Ms. Ningfeng Chen, through nominee shareholder arrangements before these companies became wholly-owned subsidiaries of offshore holding companies. After a series of restructurings in the following years, Qian Zhong Su acquired these three companies and now they are indirectly owned by our ultimate individual beneficial owners through an offshore holding company. Our ultimate individual beneficial owners have contacted the local SAFE to make the applications under SAFE Circular 37 and other related rules, but were informed that their application would not be accepted in practice due to the previous nominee shareholder arrangements. Although our ultimate individual beneficial owners have undertaken to complete such registration as soon as the local SAFE would accept such applications, the timeframe for such registration remains unknown until new policies or practical guide lines explicitly allow or waive registrations made by companies with historical nominee shareholder arrangements. Although we are not currently prohibited from or limited in distributing dividends or profits to offshore entities, we may be so prohibited or limited in the future, which may negatively affect our financial conditions and results of operations, as well as our ability to distribute dividends to our investors.

If the PRC government deems that the contractual arrangements in relation to Ran Yu, Bei Xun, Hong Feng, and Shun Fu Hui, our consolidated variable interest entities, do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Foreign ownership of certain business in the PRC is subject to restrictions under current PRC laws and regulations. For example, foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider (except e-commerce), and any such foreign investor must have experience in providing value-added telecommunications services overseas and maintain a good track record in accordance with the Guidance Catalog of Industries for Foreign Investment promulgated in 2007, as amended in 2011, in 2015 and in 2017, respectively, and other applicable laws and regulations.

We are a Cayman Islands company and our PRC subsidiaries are considered foreign invested enterprises. To comply with PRC laws and regulations, we conduct certain operations in China through a series of contractual arrangements entered into among Shanghai Xie Luo Information Technology Co., Ltd., or Xie Luo, and four onshore VIE Entities and their respective shareholders in PRC, specifically as follows: (1) Xie Luo, Shanghai Ran Yu Information Technology Co., Ltd., or Ran Yu, and the shareholders of Ran Yu, entered into on January 3, 2017, (2) Xie Luo, Shanghai Bei Xun Industry Co., Ltd., or Bei Xun, and the shareholders of Bei Xun, entered into on July 1, 2017, (3) Xie Luo, Shanghai Hong Feng Assets Management Co., Ltd., or Hong Feng, and the shareholders of Hong Feng, entered into on October 17, 2017, (4) Xie Luo, Dalian Shun Fu Hui Business Information Consulting Co., Ltd, and shareholders of Shun Fu Hui entered into on July 31, 2018 (Ran Yu, Bei Xun, Hong Feng and Shun Fu Hui as our consolidated variable interest entities, together referred to as the “VIE Entities”, each a “VIE Entity”). As a result of these contractual arrangements, we exert control over the VIE Entities and will consolidate their operating results in our financial statements under U.S. GAAP for the fiscal year ending December 31, 2018.

It is uncertain whether any new PRC laws, rules or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. In particular, in January 2015, the Ministry of Commerce, or MOC, published a discussion draft of the proposed Foreign Investment Law for public review and comments. Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company is considered a foreign invested enterprise, or an FIE. Under the draft Foreign Investment Law, variable interest entities would also be deemed as FIEs, if they are ultimately “controlled” by foreign investors, and that would be subject to restrictions on foreign investments. However, the draft law has not taken a position on what actions will be taken with respect to the existing companies with the “variable interest entity” structure, whether or not these companies are controlled by Chinese parties. It is uncertain when the draft would be signed into law and whether the final version would have any substantial changes from the draft. If the ownership structure, contractual arrangements and business of our company, Xie Luo , or the VIE Entities are found to be in violation of any existing or future PRC laws or regulations, or we fail to obtain or maintain any of the required permits or approvals, the relevant governmental authorities would have broad discretion in dealing with such violation, including levying fines, confiscating our income or the income of Xie Luo, or the VIE Entities, revoking the business licenses or operating licenses of Xie Luo, or the VIE Entities, shutting down our servers or blocking our online platform, discontinuing or placing restrictions or onerous conditions on our operations, requiring us to undergo a costly and disruptive restructuring, restricting or prohibiting our use of proceeds from our initial public offering to finance our business and operations in China, and taking other regulatory or enforcement actions that could be harmful to our business. Any of these actions could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. If any of these occurrences results in our inability to direct the activities of the VIE Entities, and/or our failure to receive economic benefits from the VIE Entities, we may not be able to consolidate their results into our consolidated financial statements in accordance with U.S. GAAP.

We rely on contractual arrangements with the VIE Entities and their respective shareholders for a portion of our business operations, which may not be as effective as direct ownership in providing operational control.

We expect to rely on contractual arrangements with the VIE Entities and their respective shareholders in some operations. These contractual arrangements may not be as effective as direct ownership in providing us with control over our consolidated variable interest entity. For example, the VIE Entities and their respective shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations, including maintaining our website and using the domain names and trademarks, in an acceptable manner or taking other actions that are detrimental to our interests.

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

Any failure by the VIE Entities or their respective shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.

We refer to the shareholders of each of our VIE Entities as its nominee shareholders because although they remain the holders of equity interests on record in each of our VIE Entities, pursuant to the terms of the relevant power of attorney, each such shareholder has irrevocably authorized the relevant WFOE to exercise his, her or its rights as a shareholder of the relevant VIE. However, if the VIE Entities, or their respective shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC laws, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective under PRC laws. For example, if the shareholders of the VIE Entities were to refuse to transfer their equity interest in the VIE Entities to us or our designee if we exercise the purchase option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations.

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

We have designated individuals who are PRC citizens to be nominee shareholders of our VIE Entities in China. Among all shareholders of our VIE Entities, Mr. Dikuo Bo currently serves as our Vice President. None of the VIE Entities’ shareholders beneficially owns more than one percent of the total outstanding ordinary shares of our company. Their interests in Ran Yu, Bei Xun, Hong Feng and Shun Fu Hui may differ from the interests of our company as a whole.

The shareholders of our VIE Entities may have potential conflicts of interest with us. These shareholders may breach, or cause our VIE Entities to breach, or refuse to renew, the existing contractual arrangements we have with them and our VIE Entities, which would have a material and adverse effect on our ability to effectively control our VIEs and receive economic benefits from them. For example, the shareholders may be able to cause our agreements with Ran Yu, Bei Xun, Hong Feng and Shun Fu Hui to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company, except that we could exercise our purchase option under the exclusive option agreement with these shareholders to request them to transfer all of their equity interests in Ran Yu, Bei Xun, Hong Feng and Shun Fu Hui to a PRC entity or individual designated by us, to the extent permitted by PRC laws. If we cannot resolve any conflict of interest or dispute between us and the shareholders of the VIE Entities, we would have to rely on legal proceedings, which could result in the disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Contractual arrangements in relation to the VIE Entities may be subject to scrutiny by the PRC tax authorities and they may determine that we, or the VIE Entities, owe additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face material and adverse tax consequences if the PRC tax authorities determine that the VIE contractual arrangements were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and which would adjust the income of our VIE Entities in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by our VIE Entities for PRC tax purposes, which could in turn increase their liabilities without reducing our WFOEs’ tax expenses. In addition, the PRC tax authorities may impose late payment fees and other penalties on our VIE Entities for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if our VIE Entities’ tax liabilities increase or if it is required to pay late payment fees and other penalties.

Risks Related to Doing Business in China

PRC economic, political and social conditions as well as government policies could adversely affect our business and prospects.

We conduct businesses in the PRC, and therefore our financial conditions and results of operations are largely subject to influences from PRC’s economic, political and social conditions. The PRC economy differs from the economies of most developed countries in many respects, including the extent of government involvement, level of development, growth rate and control of foreign exchange and allocation of resources. The PRC government also exercises significant control over China’s economic growth by allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, regulating financial services and institutions and providing preferential treatment to particular industries or companies.

While the PRC economy has experienced significant growth in the past three decades, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall PRC economy, but may also have a negative effect on us. We cannot predict whether changes in the PRC’s economic, political and social conditions and in its laws, regulations and policies will have any adverse effect on our current or future business, financial condition or results of operations. In addition, many of the economic reforms carried out by the PRC government are unprecedented or experimental and are expected to be refined and improved over time. This refining and improving process may not necessarily have a positive effect on our operations and business development. For example, the PRC government has in the past implemented a number of measures intended to slow down certain segments of the economy, including the property industry, which the government believed to be overheating. These actions, as well as other actions and policies of the PRC government, could cause a decrease in the overall level of economic activity in the PRC and, in turn, have an adverse impact on our business and financial condition.

The current trade war between the U.S. and China, and on a larger scale internationally, may dampen growth in China and other markets where the majority of our customers reside, and our activities and results may be negatively impacted.

The U.S. government has recently imposed, and has recently proposed imposing additional, new or higher tariffs on specified products imported from China to penalize China for what it characterizes as unfair trade practices and China has responded by imposing, and proposing to impose additional, new or higher tariffs on specified products imported from the U.S. On September 17, 2018, President Trump announced his decision to impose a 10% tariff on the third list of US$200 billion in imports from China to the U.S. effective September 24, 2018. The 10% tariff was scheduled to increase to 25% on January 1, 2019. However, the U.S. government has agreed to postpone this increase until the beginning of March of 2019 to allow the U.S. and Chinese government time to negotiate an agreement on tariffs. We cannot assure you that the negotiations will result in an agreement by the deadline in March or that the 25% increase or other tariffs will not be imposed even if an agreement is reached. These tariffs are in addition to two earlier rounds of tariffs implemented against Chinese products on June 6, 2018 and August 16, 2018 that amount to tariffs on US$50 billion of Chinese products imported into the U.S. In response, China has imposed, and has proposed imposing additional, tariffs on a number of the U.S. goods, on a much smaller scale, in the current time.

Although we are not subject to any of those tariff measures, the proposed tariffs may adversely affect the economic growth in China and other markets and the financial condition of our customers. With the potential decrease in the spending powers of our target customers, we cannot guarantee that there will be no negative impact on our operations. In addition, the current and future actions or escalations by either the U.S. or China that affect trade relations may cause global economic turmoil and potentially have a negative impact on our business, financial condition and results of operations, and we cannot provide any assurance as to whether such actions will occur or the form that they may take.

The legal system of the PRC is not fully developed and there are inherent uncertainties that may affect the protection afforded to us.

Our business and operations in China are governed by PRC laws and regulations. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value.

Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various industries in China. However, as these laws and regulations are relatively new and continue to evolve, interpretation and enforcement of these laws and regulations involve significant uncertainties and different degrees of inconsistency. Some of the laws and regulations are still in the developmental stage and are therefore subject to policy changes. Many laws, regulations, policies and legal requirements have only been recently adopted by PRC central or local government agencies, and their implementation, interpretation and enforcement may involve uncertainty due to the lack of established practice available for reference. We cannot predict the effect of future legal developments in China, including the promulgation of new laws, changes in existing laws or their interpretation or enforcement, or the preemption of local regulations by national laws. As a result, there is substantial uncertainty as to the legal protection available to us. Furthermore, due to the limited volume of published cases and the nonbinding nature of prior court decisions, the outcome of dispute resolutions may not be as consistent or predictable as in other more developed jurisdictions, which may limit the legal protection available to us.

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from making loans or additional capital contributions to our PRC subsidiaries.

We are an offshore holding company conducting our operations in China through our PRC subsidiaries. Any capital contributions or loans that we, as an offshore entity, make to our PRC subsidiaries that are foreign-invested enterprises, including the proceeds of our initial public offering and private placement, are subject to PRC regulations. Loans made by us to our PRC subsidiaries to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of the SAFE. Currently, our PRC subsidiaries that are foreign-invested enterprises follow the statutory limit for the total amount of foreign debts which is the difference between the amount of total investment as filed with the Ministry of Commerce of the PRC, or MOFCOM, or its local counterpart and the amount of registered capital of such foreign-invested company.

We may also decide to finance our PRC subsidiaries by means of capital contributions. These capital contributions must be filed with the MOFCOM or its local counterpart. In 2015, the SAFE published the Circular of the State Administration of Foreign Exchange on Reforming the Management Approach regarding the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises (“Circular 19”), which came into effect on June 1, 2015. According to Circular 19, foreign-invested enterprises are now allowed to convert their registered capital from foreign exchange to RMB and apply such funds to equity investment within the PRC, conditioned upon the investment target’s duly registration with a local bank of such reinvestment and open a corresponding special account pending foreign exchange settlement payment. Further, such conversion will be handled at the bank level and does not need to be approved by the SAFE. SAFE Circular 19 prohibits foreign-invested enterprises from, among other things, using an RMB fund converted from its foreign exchange capital for expenditure beyond its business scope, investment in securities, providing entrusted loans, repaying loans between nonfinancial enterprises or purchasing real estate not for self-use.

The SAFE promulgated the Circular on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account (“Circular 16”), effective on June 9, 2016, which reiterates some of the rules set forth in the SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to issue RMB entrusted loans, to the prohibition against using such capital to issue loans to non-associated enterprises.

In 2017, the SAFE has published the Circular of the State Administration of Foreign Exchange on Further Advancing the Reform of Foreign Exchange Administration and Improving Examination of Authenticity and Compliance (“Circular 3”), which came into effect on January 26, 2017, and in case of any discrepancies between Circular 3 and previous provisions, Circular 3 shall prevail. According to Circular 3, transfer of funds under onshore guarantee for offshore loans for domestic use is permitted. A debtor may directly or indirectly transfer funds under the guarantee for domestic use by domestic lending, equity investment or otherwise. However, Circular 3 continues to implement and improve the policy for outward remittance of foreign exchange profit generated from direct investment.

In 2018, the PBOC published the Circular of the People’s Bank of China on Further Improving Cross-Border RMB Service Policies to Promote Trade and Investment Facilitation (“PBOC Circular 3”). PBOC Circular 3 further facilitates direct investment in RMB of overseas investors. Where the RMB capital and overseas loans of a foreign-invested enterprise are used for wages, travel expenses, and minor purchase and other expenditures, such expenditures to the enterprise’s payment order could be handled directly by the bank on the basis of the three principles for business development. Profits, dividends, and other investment returns legally obtained within China by overseas investors could be settled and freely remitted out of China after examining the relevant supporting materials as required by banks.

If we fail to comply with such regulations, our ability to capitalize the relevant PRC subsidiaries or fund our operations may be negatively affected, which could materially and adversely affect the liquidity of our relevant PRC subsidiaries or our business, financial condition, results of operations and growth prospects.

Restrictions on the remittance of RMB into and out of the PRC and governmental control of currency conversion may limit our ability to pay dividends and other obligations, and affect the value of your investment.

The PRC government imposes controls on the convertibility of RMB into foreign currencies and the remittance of currency out of China. We receive all of our revenues in RMB and all of our cash inflows and outflows are denominated in RMB. Under our current corporate structure, our income is primarily derived from dividend payments from our PRC operating subsidiaries. We may convert a portion of our revenues into other currencies to meet our foreign currency obligations, such as payments of dividends declared in respect of our shares, if any. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries to remit sufficient foreign currency to pay dividends or other payments, or otherwise satisfy their foreign currency-denominated obligations.

Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval by complying with certain procedural requirements. However, approval from or registration with competent government authorities is required where the RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs and ordinary shares. Further, there is no assurance that new regulations will not be promulgated in the future that would have the effect of further restricting the remittance of RMB into or out of the PRC.

We may be adversely affected by the complexity, uncertainties and changes in PRC regulations of Internet-related businesses and companies, and any lack of requisite licenses, permits or approvals applicable to our business may have a material adverse effect on our business and results of operations.

The PRC government extensively regulates the Internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the internet industry. These Internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainties. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations.

We only have contractual control over the entities that provide Internet information provision services in China. We do not directly own such entities due to the restriction on foreign investment in businesses providing value-added telecommunication services in China, including Internet information provision services. This may significantly disrupt our business, subject us to sanctions, compromise enforceability of related contractual arrangements, or have other harmful effects on us.

The evolving PRC regulatory system for the Internet industry may lead to the establishment of new regulatory agencies. For example, in May 2011, the State Council announced the establishment of a new department, the Cyberspace Administration of China (“CAC”), with the involvement of the State Council Information Office, the Ministry of Industry and Information Technology (“MIIT”), and the Ministry of Public Security. The primary role of this new agency is to facilitate the policy-making and legislative development in this field, to direct and coordinate with the relevant departments in connection with online content administration and to deal with cross-ministry regulatory matters in relation to the Internet industry.

In addition, our provision of certain services online may subject us to license requirements in China. For instance, we provide some recorded videos as a way of customer education and occasionally launch other audio-video contents on our platform and our community, which may result in audio-video license requirements from the State Administration of Press, Publication, Radio, Film and Television (“SAPPRFT”). We also provide some digital works on our website and APP, which may require online publishing service license issued by the SAPPRFT. In addition, we reprint some articles related to the stock market on our website and APP, and therefore may be subject to permit and approval requirements from the State Council Information Office. Furthermore, we also need to strictly follow the requirements applicable to online content providers set forth by the relevant regulatory authorities, especially for financial information. Failure to comply with these license or other requirements may subject us to penalties, which may adversely affect our business operations and reputation.

The interpretation and application of the existing PRC laws, regulations and policies and possible new laws, regulations or policies relating to the Internet industry have created substantial uncertainties regarding the legality of the existing and future foreign investments in, and the businesses and activities of, Internet businesses in China, including our business. We cannot assure you that we have obtained all the permits or licenses related to our Internet related business in China that might be required for conducting our supporting functions in China or will be able to maintain our existing licenses or obtain new ones. In the event that the PRC government considers that we were operating without the proper approvals, licenses or permits, promulgates new laws and regulations that require additional approvals or licenses, or imposes additional restrictions on the operation of any part of our business, it has the power, among other things, to levy fines, confiscate our income, revoke our business licenses, and require us to discontinue our relevant business or impose restrictions on the affected portion of our business. Any of these actions by the PRC government may have a material adverse effect on our business and results of operations.

Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

Appreciation or depreciation in the value of RMB relative to U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business, financial condition or results of operations. RMB may appreciate or depreciate significantly in value against U.S. dollar in the long term, depending on the fluctuation of the basket of currencies against which it is currently valued, or it may be permitted to enter into a full float, which may also result in a significant appreciation or depreciation of RMB against U.S. dollar. If we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. In addition, appreciation or depreciation in the value of the RMB relative to U.S. dollars would affect our financial results reported in U.S. dollar terms regardless of any underlying change in our business or results of operations.

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

The hedging options available in China to reduce our exposure to exchange rate fluctuations are quite limited. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to hedge our exposure adequately or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currency.

Certain of our leased property interests may be defective and our right to lease the properties affected by such defects may be challenged, which could cause significant disruption to our business.

We have entered into leases with various enterprises and individuals for our office space, warehouse, training centers and other purposes. Some of our leases have deficiencies. Our lease for Shanghai Zhenhua Enterprise Square, with an aggregate of approximately 3,919 square meters, the registered uses for such building and its underlying land do not include use by an industrial or commercial company like ours. Therefore, the lease of such a property to us shall be subject to approval by the competent government authorities and may be subject to payment of premium fees to the government by the lessor. We cannot ensure that the lessor has completed all or any of the necessary formalities with the relevant governmental authorities. Our lease for Shanghai Shangbo Park with an aggregate of approximately 5,293 square meters. Possible violation of relevant land reservation regulation will subject us to the risk of lease termination and relocation.

Our group will re-arrange office leasing contracts in December 2019. We may deal with current leasing agreements and may be subject to substantial default payments.

We have not registered any of our lease agreements with relevant PRC governmental authorities as required by PRC law, and although failure to do so does not in itself invalidate the leases, we may not be able to defend these leases against bona fide third parties. Currently, we are not aware of any actions, claims or investigations being contemplated by government authorities with respect to the defects in our leased real properties or any challenges by third parties to our use of these properties. However, if third parties who purport to be property owners or beneficiaries of the mortgaged properties challenge our right to lease these properties, we may not be able to protect our leasehold interest and may be ordered to vacate the affected premises, which could in turn materially and adversely affect our business and operating results.

The enforcement of the Labor Contract Law of the People’s Republic of China, or the PRC Labor Contract Law, and other labor-related regulations in the PRC may increase our labor costs, impose limitations on our labor practices and adversely affect our business and results of operations.

On June 29, 2007, the Standing Committee of the National People’s Congress of China enacted the PRC Labor Contract Law, which became effective on January 1, 2008 and was amended on December 28, 2012. The PRC Labor Contract Law introduces specific provisions related to fixed-term employment contracts, part-time employment, probation, consultation with labor unions and employee assemblies, employment without a written contract, dismissal of employees, severance, and collective bargaining, which together represent enhanced enforcement of labor laws and regulations. According to the PRC Labor Contract Law, an employer is obliged to sign an unfixed-term labor contract with any employee who has worked for the employer for 10 consecutive years. Further, if an employee requests or agrees to renew a fixed-term labor contract that has already been entered into twice consecutively, the resulting contract must have an unfixed term, with certain exceptions. The employer must pay economic compensation to an employee where a labor contract is terminated or expires in accordance with the PRC Labor Contract Law, except for certain situations which are specifically regulated. In addition, the government has issued various labor-related regulations to further protect the rights of employees. According to such laws and regulations, employees are entitled to annual leave ranging from five to 15 days and are able to be compensated for any untaken annual leave days in the amount of three times their daily salary, subject to certain exceptions.

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

In addition, on December 28, 2012, the PRC Labor Contract Law was amended to impose more stringent requirements on labor dispatches, and such amendments became effective on July 1, 2013. For example, the number of dispatched contract workers that an employer hires may not exceed a certain percentage of the total number of employees to be decided by the Ministry of Human Resources and Social Security, and the dispatched contract workers can only engage in temporary, auxiliary or substitute work. According to the Interim Provisions on Labor Dispatch, or the Interim Provisions promulgated by the Ministry of Human Resources and Social Security on January 24, 2014, the number of dispatched contract workers hired by an employer shall not exceed 10% of the total number of its employees (including both directly hired employees and dispatched contract workers). The Interim Provisions further require the employer that is not in compliance with the above provisions to formulate a plan to reduce the number of its dispatched contract workers to below 10% of the total number of its employees prior to March 1, 2016. However, if any labor contract or labor dispatch agreement legally executed prior to December 28, 2012 will expire within two years after the date of implementation hereof, such contracts or agreements may continue to be performed until the expiry thereof in accordance with the applicable law. In addition, an employer is not permitted to hire any new dispatched contract worker until the number of its dispatched contract workers has been reduced below 10% of the total number of its employees. Such limitations on use of dispatched labor may increase our labor costs and impose limitations on our employment practices, which may adversely affect our business and profitability.

Failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties.

Companies operating in China are required to participate in various government-sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of our employees up to a maximum amount specified by the local government from time to time at locations where we operate our businesses. The requirement to participate in employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. Our PRC operating entities incorporated in various locations in China have not made adequate employee benefit payments and we have recorded accruals for estimated underpaid amounts in our financial statements. We may be required to make up the contributions for these plans as well as to pay late fees and fines.

In December 2012, the PRC Labor Contract Law was amended to impose more stringent requirements on the use of employees of temporary staffing agencies, who are known in China as “dispatched workers.” Historically, we had engaged certain employment agencies to dispatch contract workers to work for us and terminated such arrangements in early 2014. Under such arrangements, these workers were employed by employment agent companies, and therefore such agent companies were responsible for paying contribution of social insurance and housing funds for the workers correspondingly. During the period that we had such arrangements with the third party employment agencies, they had shortfalls in making such contributions for the workers working for several of our subsidiaries. We have recorded accruals for estimated underpaid amounts in our financial statements. There is a risk that under the PRC law, we may be held by the labor authorities as jointly responsible together with third party employee agencies to make up the shortfall in the contribution to social insurance in relation to those workers dispatched to work for us and may be subject to additional penalties.

Regulators may impose penalties and fines with respect to shortfall in social insurance payment. A late payment fee at the rate of 0.05% per day of the outstanding amount from the due date may be imposed, and if such amounts remain outstanding beyond a prescribed time limit, a fine of one to three times the outstanding amount may be imposed. While there are no explicit quantitative statutory fines or penalties on late payments to housing funds as advised by our PRC counsel, the housing accumulation fund management center may order us to pay any housing fund shortfalls immediately. Although based on the opinion of our PRC counsel, the possibility that we will be subject to any fine or penalty is remote, if we become subject to such fines or penalties in relation to the underpaid employee benefits, our financial condition and results of operations may be adversely affected.

Any failure to comply with PRC regulations regarding the registration requirements for employee share incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

Pursuant to the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company issued by SAFE in February 2012, employees, directors, supervisors and other senior management participating in any stock incentive plan of an overseas publicly listed company who are PRC citizens or who are non-PRC citizens residing in China for a continuous period of not less than one year, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be a PRC subsidiary of such overseas listed company, and complete certain other procedures. We and our directors, executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of not less than one year and who have been granted restricted shares, restricted share units or options will be subject to these regulations if those employees exercise such restricted shares, restricted share units or options. Separately, SAFE Circular 37 also requires certain registration procedures to be completed if those employees exercise restricted shares, restricted share units or options before listing. Failure to complete the SAFE registrations may subject them to fines and legal sanctions and may also limit our ability to contribute additional capital into our wholly foreign-owned subsidiaries in China and limit these subsidiaries’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors and employees under PRC law.

In addition, the State Administration of Taxation (“SAT”) has issued certain circulars concerning employee share options or restricted shares. Under these circulars, the employees working in the PRC who exercise share options or are granted restricted share units will be subject to PRC individual income tax. The PRC subsidiaries of such an overseas listed company have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If the employees fail to pay or the PRC subsidiaries fail to withhold their income taxes according to relevant laws and regulations, the PRC subsidiaries may face sanctions imposed by the tax authorities or other PRC government authorities.

We may be deemed to be a PRC resident enterprise under the Enterprise Income Tax Law, and be subject to PRC tax on our worldwide income, which may significantly increase our income tax expenses and materially decrease our profitability or otherwise adversely affect the value of your investment.

Under the Enterprise Income Tax Law (“EIT Law”) that took effect on January 1, 2008, partly amended and newly effective on February 24, 2017, enterprises established outside of China whose “de facto management bodies” are located in China are considered to be “resident enterprises” and will generally be subject to a uniform 25% corporate income tax on their global income (excluding dividends received from “resident enterprises”). In addition, a circular issued by SAT on April 22, 2009 and amended on January 29, 2014 sets out certain standards for determining whether the “de facto management body” of an offshore enterprise funded by Chinese enterprises as controlling shareholders is located in China. Although this circular applies only to offshore enterprises funded by Chinese enterprises as controlling shareholders, rather than those funded by Chinese or foreign individuals or foreign enterprises as controlling shareholders (such as our Company), the determining criteria set forth in the circular may reflect SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of how they are funded. Although our Company is not funded by Chinese enterprises as controlling shareholders, substantial uncertainty remains as to whether our Company or any of our other non-PRC entities will be deemed PRC resident enterprises for EIT purposes. If we or any of our subsidiaries registered outside the PRC are deemed a “resident enterprise” under the EIT Law, our income tax expenses may increase significantly, and our profitability could decrease materially.

You may be subject to PRC income tax on dividends from us or on any gain realized on the transfer of our ADSs.

Under the EIT Law and its implementation rules, subject to any applicable tax treaty or similar arrangement between the PRC and your jurisdiction of residence that provides for a different income tax arrangement, PRC withholding tax at the rate of 10% is normally applicable to dividends from PRC sources payable to investors that are non-PRC resident enterprises, which do not have an establishment or place of business in the PRC, or which have such establishment or place of business if the relevant income is not effectively connected with the establishment or place of business. Any gain realized on the transfer of ADSs or shares by such non-PRC resident enterprise investors is also subject to a 10% PRC income tax if such gain is regarded as income derived from sources within the PRC unless a treaty or similar arrangement otherwise provides. Under the PRC Individual Income Tax Law and its implementation rules, dividends from sources within the PRC paid to foreign individual investors who are not PRC residents are generally subject to a PRC withholding tax at a rate of 20% and gains from PRC sources realized by such investors on the transfer of ADSs or shares are generally subject to a 20% PRC income tax, in each case, subject to any reduction or exemption set forth in applicable tax treaties and PRC laws. Although substantially all of our business operations are in China, it is unclear whether dividends we pay with respect to our ADSs, or the gain realized from the transfer of our ADSs, would be treated as income derived from sources within the PRC and as a result be subject to PRC income tax if we were considered a PRC resident enterprise, as described above. If PRC income tax were imposed on gains realized through the transfer of our ADSs or on dividends paid to our non-resident investors, the value of your investment in our ADSs may be materially and adversely affected. Furthermore, our ADS holders whose jurisdictions of residence have tax treaties or arrangements with China may not qualify for benefits under such tax treaties or arrangements.

The heightened scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on our business operations, our acquisition or restructuring strategy or the value of your investment in us.

In connection with the EIT Law, the Ministry of Finance and SAT jointly issued, on April 30, 2009, the Notice on Issues Concerning Process of Enterprise Income Tax in Enterprise Restructuring Business, or Circular 59. On February 3, 2015, SAT issued the Announcement of the State Administration of Taxation on Several Issues concerning the Enterprise Income Tax on the Indirect Transfers of Properties by Non-Resident Enterprises , or the SAT Announcement 7, partly amended on October 17, 2017 and December 29, 2017. By promulgating and implementing the above, the PRC tax authorities have strengthened their scrutiny over the direct or indirect transfer of equity interest in a PRC resident enterprise by a non-PRC resident enterprise. Pursuant to SAT Announcement 7, if a non-resident enterprise, or referred as a transferor, transfers its equity in an offshore enterprise which directly or indirectly owns PRC taxable assets, including ownership interest in PRC resident companies, or the Taxable Properties, without a reasonable commercial purpose, such transfer shall be deemed as a direct transfer of such Taxable Properties. The payer, or referred as a transferee, in such transfer shall be the withholding agent, and is obligated to withhold and remit the enterprise income tax to the relevant PRC tax authority. Factors that may be taken into consideration when determining whether there is a “reasonable commercial purpose” include, among other factors, the value constitution of the transferred equity, the offshore taxable situation of the transaction, the offshore structure’s economic essence and duration and trading fungibility.

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

Yin Sai, our PRC subsidiary, received the “certified software enterprise” from Shanghai Municipal Commission of Economy and Informatization in August 2014. It also qualified as a “high-tech enterprise” in March 2019 and extended this qualification from 2018 to 2020. Yin He You, our PRC subsidiary, received the “certified software enterprise” and “certified software products” qualifications from Shanghai Software Industry Association in April 2016 and April 2015, respectively. Gold Master Technology, our PRC subsidiary, received the “certified software enterprise” and “certified software products” qualifications from Shanghai Software Industry Association in December 2016 and October 2016, respectively. Under the relevant PRC laws, regulations and rules, these subsidiaries enjoy certain preferential tax treatments, under which Yin Sai’s income tax rate is 15% from 2018 to 2020, Yin He You’s income tax rate is 0% in 2015 and 2016 and 12.5% from 2017 to 2019, and Gold Master Technology’s income tax rate is 0% in 2016 and 2017 and 12.5% from 2018 to 2020. Furthermore, the subsidiaries may be qualified to receive a refund on value added tax, or VAT, from its sale of self-developed and self-produced software products. The refund-upon-collection policy shall be applied to the portion of actual VAT burden in excess of 3% after VAT has been collected at a tax rate of 16% after tax reforms in May 2018. If the subsidiaries fail to maintain their qualification or if the preferential period expires without being renewed, they may lose the tax preferential treatments, which could have a material adverse effect on our business, financial condition and results of operations.

The audit report included in this annual report is prepared by an auditor in PRC that is not subject to the inspection by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection.

Auditors of companies that are registered with the United States Securities and Exchange Commission, and traded publicly in the United States, including our independent registered public accounting firm, must be registered with the Public Company Accounting Oversight Board (“PCAOB”), and are required by the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards. Because we have substantial operations within the PRC and the PCAOB is currently unable to conduct inspections of the work of our auditors as it relates to those operations without the approval of the Chinese authorities, our auditor’s work related to our operations in China is not currently inspected by the PCAOB. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. However, it remains unclear what further actions the SEC and PCAOB will take to address the problem.

Inspections of other firms that the PCAOB has conducted outside China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating our auditor’s audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

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

In the past, shareholders of a public company often brought securities class action suits against us following periods of instability in the market price of that company’s securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

We may grant employee share options and other share-based awards in the future. We will recognize share-based compensation expenses in our consolidated statements of comprehensive income and other comprehensive income in accordance with U.S. GAAP. Any additional grant of employee share options and other share-based awards in the future may have a material adverse effect on our results of operations.

We have adopted and may adopt employee share option plans for the purpose of granting share-based compensation awards to our employees, officers and directors to incentivize their performance and align their interests with ours. As of March 31, 2019, restricted share units and options to purchase 96,191,420 ordinary shares are issued and outstanding under the Amended and Restated 2013 and 2014 Share Scheme and the Pre- IPO RSU Scheme. As a result, we incurred share-based compensation of RMB163.8 million in 2016, RMB169.7 million in 2017 and RMB27.1 million (US$3.94 million) in 2018. For more information on these share incentive plans, see “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.” We expect to continue to incur significant share-based compensation expenses in the future. The amount of these expenses is calculated based on the fair value of the share-based awards. We account for compensation costs for all share options using a fair-value-based method and recognize expenses in our consolidated statements of comprehensive income and other comprehensive income in accordance with U.S. GAAP. The expenses associated with share-based compensation will decrease our profitability, perhaps materially, and the additional awards issued under share-based compensation plans will dilute the ownership interests of our shareholders, including holders of our ADSs. However, if we limit the scope of our share-based compensation plan, we may not be able to attract or retain key personnel who expect to be compensated by share-based awards.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for the ADSs and trading volume could decline.

The trading market for the ADSs will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who covers us downgrades the ADSs or publishes inaccurate or unfavorable research about our business, the market price for the ADSs would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for the ADSs to decline.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

The Sarbanes-Oxley Act, as well as rules subsequently implemented by the SEC and NASDAQ, imposes various requirements on the corporate governance practices of public companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly.

As a company with less than US$1.07 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act.  The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. However, we have elected to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

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

Sales of substantial amounts of our ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our ability to raise capital through equity offerings in the future. As of March 31, 2019, we had 1,428,666,855 ordinary shares outstanding. Among these shares, 337,317,980 ordinary shares are in the form of ADSs. All our ordinary shares represented by ADSs were without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act, and shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements. We may also issue additional options in the future that may be exercised for additional ordinary shares. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are registered under Cayman Islands law.

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our Memorandum & Articles of association, the Companies Law of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like ours have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our existing articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. Currently, we choose to rely on home country practice with respect to certain corporate governance matters. As a result, our shareholders may be afforded less protection than they otherwise would have under rules and regulations applicable to U.S. domestic issuers.

As a result, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would have as public shareholders of a company incorporated in the United States.

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

There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will under certain circumstances recognize and enforce a final and conclusive non-penal judgment of a foreign court of competent jurisdiction.

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

Our board of directors may from time to time declare dividends or authorize other distributions to our shareholders, subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium, and provided always that in no circumstances may a dividend be paid out of share premium if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiary, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors.

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

Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays in the United States. The depositary may refuse to deliver, transfer or register the transfers of our ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary think that it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason in accordance with the terms of the deposit agreement. As a result, you may be unable to transfer your ADSs when you wish to under these circumstances.

Our three founders may exert substantial influence over us and may not act in the best interests of our independent shareholders.

Our three founders, who are also our major shareholders, including Mr. Wenbin Chen, Mr. Ming Yan and Ms. Ningfeng Chen, own, in the aggregate, approximately 70.60% of our outstanding shares, as of March 31, 2019. These three founders will be in a position to exert significant influence over the affairs of our company and will be able to influence the outcome of any ordinary shareholders’ resolutions, irrespective of how other shareholders vote. The interests of these three shareholders may not necessarily be aligned with the interests of our shareholders as a whole, and this concentration of ownership may also have the effect of delaying, deferring or preventing a change in control of our company.

There can be no assurance that the company will not be a passive foreign investment company for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. Holders of ADSs or ordinary shares.

Depending upon the value of our ADSs and ordinary shares and the nature and composition of our assets and income over time, we could be classified as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. Based on the expected composition of our income and assets and the value of our assets, including goodwill, we do not expect to be a PFIC for the taxable year ending December 31, 2019 or in the foreseeable future. Despite our expectation, there can be no assurance that we will not be a PFIC in the current taxable year or any future taxable year as PFIC status is tested each taxable year and will depend on the composition of our assets and income and the value of our assets in each such taxable year. Our PFIC status for the current taxable year 2019 will not be determinable until the close of the taxable year ending December 31, 2019.

We will be classified as a PFIC for any taxable year if either (i) at least 75% of our gross income for the taxable year is passive income or (ii) at least 50% of the value of our assets (based on a quarterly value of the assets during the taxable year) is attributable to assets that produce or are held for the production of passive income. Passive income generally includes interest, and cash and loans are generally considered passive assets. In determining the average percentage value of our gross assets, the aggregate value of our assets will generally be deemed to be equal to our market capitalization (determined by the sum of the aggregate value of our outstanding equity) plus our liabilities. Accordingly, we could become a PFIC if our market capitalization were to decrease significantly while we hold substantial cash, cash equivalents or other assets that produce or are held for the production of passive income such as loans to customers. Furthermore, we could also be a PFIC if we were not treated as the owner of our consolidated affiliated entities for U.S. tax purposes. Because there are uncertainties in the application of the relevant PFIC rules, it is possible that the Internal Revenue Service (“IRS”) may challenge our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets, which could result in a determination that we were a PFIC for the subsequent taxable years.

If we were a PFIC in any taxable year in which a U.S. investor holds our ADSs or ordinary shares, the U.S. investor would generally be subject to additional taxes and interest charges on certain ‘‘excess’’ distributions we make and on the gain, if any, recognized on the disposition or deemed disposition of such U.S. investor’s ADS or Class A ordinary shares, even if we are no longer a PFIC in the year of distribution or disposition. Moreover, such U.S. investor would also be subject to special U.S. tax reporting requirements.

Item 4. INFORMATION ON THE COMPANY

A.                                    HISTORY AND DEVELOPMENT OF THE COMPANY

We established Rong Jin Hui Yin on May 18, 2011 and commenced operation in July 2011. Rong Jin Hui Yin focuses on providing commodity trading and other related services. Jin Xiang Yin Rui, another major subsidiary of ours, was incorporated in the PRC by our founders on October 24, 2012 and commenced operation on the Guangdong Precious Metals Exchange in August 2013. Its primary focus is to provide commodity trading and other related services on the Guangdong Precious Metals Exchange. We also established a number of other subsidiaries in the PRC to provide technical and other support for our online spot commodity trading business, and to sell software applications and provide supporting services to related parties and third parties.

In 2013 and 2014, we completed a series of restructurings to consolidate Rong Jin Hui Yin, Jin Xiang Yin Rui and various other PRC subsidiaries as wholly-owned PRC subsidiaries of Win Yin Financial and Information Service Company Limited, or Win Yin Financial, a company incorporated in the Cayman Islands by our founders. Mr. Wenbin Chen, Mr. Ming Yan and Ms. Ningfeng Chen, through their respective wholly-owned holding companies, held 40%, 30% and 30% of the equity interest in Win Yin Financial, respectively.

Our company, Yintech, was incorporated on November 4, 2015 in the Cayman Islands. Yintech acquired all of the ordinary shares of Yintech Enterprise from Win Yin Financial on November 6, 2015 at par value. As a result, Qian Zhong Su, Yintech Enterprise’s wholly-owned PRC subsidiary, became Yintech’s wholly-owned subsidiary. In November 2015, Qian Zhong Su initiated a series of transactions to acquire from our ultimate shareholders, Rong Jin Hui Yin, Jin Xiang Yin, Rui, Yin Sai, and their subsidiaries, as its wholly-owned PRC subsidiaries. The acquisitions were completed on November 18, 2015. On November 16, 2015, Qian Zhong Su acquired from third parties Sheng Ding, which commenced operation on the Guangdong Precious Metals Exchange in October 2015, to further expand our business on that exchange. In November and December 2015, we established Jin Dou and Jin Yi to carry out business on the Shanghai Gold Exchange (“SGE”). In March 2016, we acquired 70% equity interest in Da Xiang, which focused on mobile platform based products on the Guangdong Precious Metals Exchange. We have also established additional BVI and Hong Kong subsidiaries under Yintech for future business activities.

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

In August 2016, we acquired 100% equity interest in Gold Master (HK) Company Limited (“Gold Master”), which offers online spot commodity trading services to individual customers in the PRC on the SGE. Leveraging the integration of Gold Master, we believe we will be able to extend our leadership from spot trading of silver to gold and further enhance our operation on the SGE.

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

On December 4, 2018, Forthright Financial Holdings Company Limited, a wholly-owned subsidiary of Yintech, acquired OTS Capital Management Co., Ltd. (“OTS”), a Securities and Futures Commission (“SFC”) registered asset management firm based in Hong Kong focusing on fundamental and value investment strategies in secondary market. Established in 2015, OTS is a licensed corporation permitted to carry out Type 4 regulated activity (advising on securities) and Type 9 regulated activity (asset management) under the Securities and Futures Ordinance. OTS is regulated by the SFC and provides asset management services to individual and institutional customers for a variety of financial products traded on global capital markets, including stocks, bonds, ETFs and commodities.

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

B.                                    BUSINESS OVERVIEW

Overview

Yintech Investment Holdings Limited (“Yintech” or the “Company”) is a leading provider of comprehensive investment and trading services primarily for individual investors in China. We strive to provide best-in-class financial information, investment tools and services to individual customers utilizing the latest financial technology and mobile platform. We have grown to be the No.1 online provider of spot commodity trading for the years of 2014-2016 according to Euromonitor. Since the second half of 2017, we have steadily expanded our products and portfolio of services to provide diversified investment choices to our customers with various risk preferences. After a year and a half, we have transformed from a single service provider to a comprehensive financial trading and investment service provider and have formed five lines of products and services. We currently are focusing on providing two categories of services: (i) commodities services, which include the trading of spot and futures commodities; and (ii) securities services, including securities advisory and information platform services, overseas securities trading services, and asset management services.

We have achieved substantial growth since our commencement of operation from to the first half of 2017. In the second half of 2017, our business experienced downturn primarily because of our business transformation, resulting in a slight decline in total revenues in 2017, and dramatic drop of total revenues in 2018. Our revenues was RMB2,719.5 million in 2016 and slightly dropped to RMB2,448.9 million in 2017, and further dropped to RMB1,094.7 million (US$159.2 million) in 2018. We recorded net income of RMB925.7 million and RMB467.0 million in 2016 and 2017. We incurred net loss of RMB873.4 million (US$127.0 million) in 2018 as a result of the aforementioned business transformation.

Commodities Services

Our commodities services consist of services provided for spot commodities trading on the SGE, futures commodities trading mainly on the Shanghai Futures Exchange, Dalian Commodity Exchange and Zhengzhou Commodity Exchange.

In 2018, we generated net commissions and fees from commodities services of RMB604.4 million (US$87.9 million), compared to RMB2,177.9 million in 2017.

Spot Commodities Trading

We facilitate the trading by individual customers of gold, specifically, Au (T+D) and mAu (T+D) and silver, specifically Ag (T+D) on the SGE, which was established and supervised by the People’s Bank of China.

We provide our customers with comprehensive services, including account opening for institutional customers as a comprehensive member of SGE, investor education, market information, research, live discussion boards and real-time customer support. Most services are delivered online through our proprietary client software and call center, and we do not operate physical branches. Our client software provides not only market information and analysis, but also interactive functions including live discussion boards and instant messaging with customer service representatives, which we believe enhance our customers’ engagement. Internally, we collect and analyze customer behavior and communications data from our client software, customer relationship management system and the exchanges, which allow us to better understand, attract and serve our customers.

Trading Model

Trading participants on the SGE mainly include individual and institutional customers, financial members, comprehensive members and proprietary members (members trading for their own accounts). Trading participants may submit orders to buy or sell a certain commodity with a specified price and quantity, which will be matched with other participants’ orders to sell or buy such commodity, and the trade is executed via the exchange’s trading system. The proprietary member is only allowed to conduct proprietary trading, while the comprehensive member and financial member are allowed to conduct proprietary trading and agent business for institutional customers. In addition, a financial member could also conduct agent business for individual customers. A financial member may use agents to develop and service customers. We are a comprehensive member and an agent of several financial members on the SGE. The majority of our spot commodities business is conducted as an agent to financial members on SGE.

Deposit and Cash Settlement

The SGE typically designates one or more banks to serve as depositaries for all trading participants. The SGE opens its segregated deposit accounts and enters into custodian arrangements with such designated banks for fund deposit and withdraw made by its members or members’ customers. A member will enter into a tri-party depositary service agreement with each of its customers and the designated bank, pursuant to which the customers’ accounts will be set up under such member’s account, instead of under the exchange’s account. All customers’ and members’ sub-accounts are segregated from each other and could only be freely withdrawn or funded by the corresponding member or customer, subject to the minimum deposit requirement.

Cash settlement is carried out on a “mark-to-market” basis by the deposit banks according to clearing instructions from the SGE during settlement hours of each trading day. If a member opens and closes a position on the same day, the profit or loss minus fees and expenses will be credited or debited to the member’s deposit account (as settlement reserve). When the settlement reserve is insufficient, the member should make up the margin within a specified time limits. Otherwise, its contract will be forced to liquidate. The same system applies to the individual customer of members as well. When a customer’s margin is insufficient, the member will request the increase of the margin. Otherwise, the member will has the right to forcibly liquidate the contract in accordance with the transaction agency agreement held by the customer.

Futures Commodities Trading

In May 2017, we expanded our commodities trading business from the SGE with the launch of introducing brokerage business for futures commodities trading.

Serving as an introducing broker, we introduce our customers to a number of futures companies that we cooperate with for the engagement of futures brokerage business provided by those futures companies. As an intermediator of futures, we recommend potential investors (customers) to futures companies in accordance with the qualifications for futures investors stipulated by laws and regulations. Once potential investors sign futures brokerage contracts with futures companies, we then assist those futures companies in verifying the customers’ qualifications and passing customers’ questions regarding account opening and trading to those futures companies. When those futures companies authorize us to provide futures trading software services customers will be able to receive updates and information of futures markets and could put trade orders which will be passed through to futures firms through our mobile APPs and the orders will be passed through to those futures companies. The futures companies, all of which are supervised by the CSRC and have membership qualifications at China’s three futures commodities exchanges, pass through our customers’ orders to the exchanges and also provide clearing services.

Pursuant to our introducing brokerage agreements with the futures firms, they would pay us commissions and fees based on their commission revenue generated by such customers and their related expenses incurred from the introducing brokerage cooperation.

Securities Services

Our securities services consist of securities advisory and information platform services, overseas securities brokerage services and asset management services, which provide medium and low risk products to our customers as compared to spot and futures commodities trading. We believe our securities services segment targets a wider range of customers and has demonstrated strong potential to grow.

In 2018, we generated net commissions and fees from securities services of RMB337.5 million (US$49.1 million), compared to RMB20.7 million in 2017.

Securities Advisory and Information Platform Services

On May 18, 2017, we entered into an agreement to acquire 94.29% of equity interest in Guangdong Bo Zhong Securities Investment Advisory Co., Ltd. (“Bo Zhong”), which holds a securities advisory license issued by CSRC. Through Bo Zhong, we offer subscription-based securities research and investment advisory services.

Our service offerings are used by and targeted at a broad range of individual investors in China. We offer a variety of services to our customers, including investment courses, trading strategy plans, abnormal fluctuation alerts, perspective of hot issues and stock analyses, and our customers are able to access our services via apps, wechat, text message and phone. Customers may choose to subscribe for different service packages and content provided by various investment advisors. All of the investment advisors on our platform of Bo Zhong are our employees and have relevant securities investment advisory qualifications.

On July 7, 2017, we entered into an agreement to form a financial software, information and services joint venture with SINA Corporation (NASDAQ: SINA) (“SINA”), a leading online media company serving China and the global Chinese communities. Pursuant to the Agreement, we and SINA took a 51.0% and 49.0% equity stake, respectively, in Sina Shi Jin (Shanghai) Information Technology Co., Ltd. (formerly known as SINA Cai Dao (Shanghai) Information Technology Co., Ltd., or the SINA Shi Jin) after completing a series of reorganization and capital increases, through which SINA Shi Jin’s paid-in capital was enlarged to RMB200.0 million.

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

Overseas Securities Brokerage Services

In September 2017, we announced the acquisition of 100% equity interest in Forthright Securities Company Limited (“Forthright Securities”) from Mr. Ming Yan, our co-founder and director, and that we received approval from the SFC for the acquisition. The acquisition was completed in December 2017 for a total consideration of approximately RMB12.8 million.

As a licensed corporation permitted to carry on Type 1 (dealing in securities), and Type 4 (advising on securities) regulated activities from the SFC under the Securities and Futures Ordinance, Forthright Securities is regulated by the SFC and provides brokerage services to individual and institutional customers for a variety of securities and financial products traded on global capital markets, including stocks, bonds and ETFs.

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

Asset Management Services

We provide RMB asset management services through Shanghai Chun Da Asset Management Co., Ltd. (“Chun Da”), which completed the private investment fund manager registration with the Asset Management Association of China (“AMAC”). Chun Da develops and manages secondary market fund products, including both funds and funds of funds, targeting high net worth individuals in China.

Chun Da primarily generates revenues from recurring management fees and performance-based income from the fund products that it manages.

In 2018, we acquired OTS, a SFC registered asset management firm based in Hong Kong that focusing on fundamental and value investment strategies in the secondary market.

Established in 2015, OTS is a licensed corporation permitted to carry out Type 4 regulated activity (advising on securities) and Type 9 regulated activity (asset management) under the Securities and Futures Ordinance. OTS is regulated by the SFC and provides asset management services to individual and institutional customers for a variety of financial products traded on global capital markets, including stocks, bonds, ETFs and commodities. OTS generates revenues from recurring management fees and performance-based fees for the funds and products that it manages. OTS will provide a new and unique opportunity for us to offer investors access to a broad array of investment solutions, including a full spectrum of traditional and potentially cutting-edge innovative financial products and research and advice capabilities.

Our Business Model

Our business process can be generally divided into three stages: marketing, customer development and customer service, all of which are supported by our technology infrastructure. The following diagram illustrates this process:

Marketing: We conduct brand promotion and precision marketing to attract potential customers through both online and traditional marketing channels. Interested persons who contact us and leave their contact information with us become our potential customers. We also promote our client software through various websites and app stores. The guest version of our software is free to download and use. Through simple online registration, people get free access to the user version of our client software and become our potential customers. We do not conduct cold calls. We also use popular interactive social media such as weibo and wechat to attract potential customers.

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

Sales and Marketing

Marketing

Our marketing activities include promoting our brand recognition, attracting new customers through targeted marketing and promoting our client software, to broaden the reach of users who might become our potential customers. We employ mainly online marketing channels. Our online marketing relies mainly on search engine marketing and displaying advertisements on third party portal websites and mobile applications. We also actively promote our client software through mobile application stores. In addition, we promote our brand and software through our accounts on popular interactive social media such as weibo and wechat.

We focus on investing in cost-effective marketing initiatives and continuously evaluate the effectiveness of various marketing channels to optimize the allocation of our marketing spending. We incurred advertising expenses of RMB554.3 million, RMB424.9 million and RMB223.3 million (US$32.5 million) for the years ended December 31, 2016, 2017 and 2018, respectively, accounting for 20.4%,17.3% and 20.4% of total revenues for the same periods.

Customer Development

Our potential customers can initiate contact with us through call, text message and online instant message, as well as through software downloads and online registration. Our representatives generally follow up with potential customers and respond to their questions regarding relevant market, financial products and our software and services. Our representatives begin building relationships with our customers in anticipation that they will open trading accounts or subscribe to our services offering.

We use data mining to identify potential customers through an analysis of communications history and software usage records, thus improving the effectiveness of our customer development. For instance, based on our analysis, active users of our software are more likely to open a trading account with us than those who do not use our software. We have detailed internal rules regulating the conduct of our customer representatives. We also provide them with mandatory training to ensure the quality of their services. Our internal compliance team also uses our CRM system to monitor communications between our customer representatives and potential customers.

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

Technology and Infrastructure

The client software and the CRM system comprise our core technology infrastructure and enable us to move each key phase of our business operation online. We received the “certified software enterprise and registered software products” qualification from the Shanghai Municipal Commission of Economy and Informatization in April 2013, and received ISO9001 certification for software development in June 2014, ISO20000 certification for IT service operation and maintenance in December 2014 and ISO27001 certification for information security management in December 2014. We made substantial investments in R&D. We received GB/T29490-2013 certification for enterprise intellectual property management system in April 2017. As of December 31, 2018, we had a software research and development and maintenance team of 451 employees.

Client Software

While many of our competitors use third-party software to deliver services, we have developed a range of proprietary client software to address our customers’ needs for the different markets we operate on. Through our client software, we provide customers with timely and comprehensive market information, investor education programs, research reports, live market commentary, quantitative analysis tools and interactive customer support functions. For spot and futures commodities trading and overseas securities trading, our customers can directly place trades and view their positions through our client software.

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

Our Focus on Utilizing Data Assets

We collect data through our client software and CRM system. Through our client software, we are able to collect data with regard to users’ usage history, including log-on/off time, duration of each log-on and users’ activities during each log-on session, such as watching investor education programs, reading market information or research reports and participating in the online discussion board. Through our CRM system, we can collect data about a customer’s or a potential customer’s communication history with us, including recorded calls between the customer and our customer representatives, duration and content of each call, text messages and online instant message records. We also obtain customers’ trading records from the exchanges. All of these collected data become our data assets. Our customer representatives can access most of this data through our CRM system. We also have a dedicated big data team to analyze this data.

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

•                  Spot commodities trading: the Chinese government has made efforts to clean-up the spot commodities trading market in recent years. After the market has been regulated, leading trading service providers like us are better positioned with less competitors. In terms of the SGE, there are now approximately a dozen active trading service providers acting as agents of financial members. In addition, there are also over 25 commercial banks operating as financial members on the SGE, through which individual customers can open accounts and trade gold and other precious metals. However, we believe that in most cases, these banks only offer a trading channel to their existing customers as part of their overall banking package and do not provide specialized services for spot commodity trading.

•                  Futures commodities trading: the futures industry in China is highly competitive and we expect competition to continue to intensify. Currently, there are 149 futures firms in the PRC that are eligible to provide futures brokerage services. In addition, there are also many introducing brokers in the market, which are similar to us. We face competition mainly from these futures firms and introducing brokers.

•                  Overseas securities trading: for our overseas securities trading business, we primarily compete with international banks and securities firms conducting business in Hong Kong, as well as certain internet securities firms. Currently, there are 1,350 companies that are licensed to engage in Type 1 regulated activities (dealing in securities), 357 companies that are licensed to engage in Type 2 regulated activities (dealing in futures contracts), 1,445 companies that are licensed to engage in Type 4 regulated activities (advising on securities), 162 companies that are licensed to engage in Type 5 regulated activities (advising on futures contracts).

•                  Securities advisory and information services: there are 84 companies eligible to provide investment advisory services in the PRC. In addition, there are also 131 securities firms allowed for providing investment advisory services.

•                  Asset management: the asset management industry in China and Hong Kong is undergoing rapid growth. We operate in an increasingly competitive environment and compete for clients on the basis of product choices, client services, reputation and brand names. Our principal competitors include commercial banks, trust companies, independent wealth management service providers, insurance companies, asset management service providers and internet financial service companies. Currently 24,380 asset management operators are registered with Asset Management Association of China and 1,643 companies that are licensed to engage in asset management business under the Securities and Futures Ordinance of Hong Kong.

Although some of our competitors may have greater financial resources or a larger customer bases than we do, we believe that our proprietary technology platform, our focus on premier customers, our comprehensive customer services and strong brand recognition in the industry, will enable us to compete effectively in providing investment and trading services to individual customers in China.

Intellectual Property

Our trademarks, copyrights, domain names, trade secrets and other intellectual property rights are important to us in distinguishing our brand and services from those of our competitors and contribute to our ability to compete in our target markets. We rely on a combination of copyright and trademark laws, trade secret protection and confidentiality agreements with our employees, business partners and selected third-party service providers to protect our business and intellectual property rights. We also enter into confidentiality and invention assignment agreements with all executive officers and key employees and rigorously control access to proprietary technology.

As of March 31, 2019, we have 19 patents, including 6 patents for invention and 13 for product design. We have 156 registered trademarks in the PRC and we have applied to register for an additional of 52 trademarks. We have 104 software copyright registrations and own 175 domain names that we use in our business operations. As our brand name gains more recognition among the general public, we will work to increase, maintain and enforce our trademark portfolio as well as software and domain name registration, the protection of which is important to our reputation and the continued growth of our business.

Regulation

This section summarizes the principal current PRC laws and regulations relevant to our business and operations.

Provisions on Foreign Investment

All limited liability companies and joint stock limited companies incorporated and operating in the PRC are governed by the Company Law of the People’s Republic of China , or the Company Law, which was amended and promulgated by the Standing Committee of the National People’s Congress on December 28, 2013 and came into effect on March 1, 2014. In the latest amendment, paid-in capital registration, minimum requirement of registered capital and timing requirements of capital contribution were abolished. Foreign invested enterprises must also comply with the Company Law, with exceptions as specified in foreign investment laws.

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

On March 15, 2019, the Foreign Investment Law has been formally passed and will take effect on January 1, 2020. The Foreign Investment Law stipulates certain forms of foreign investment:

•                  foreign investors set up foreign-invested enterprises in China severally or jointly with other investors;

•                  foreign investors acquire shares, equity, properties or other similar interests in any domestic enterprise;

•                  foreign investors invest in new projects in China severally or jointly with other investors; and

•                  foreign investors invest through any other methods under laws, administrative regulations or provisions prescribed by the State Council.

The Foreign Investment Law stipulates that “negative list” is applied in certain industry sectors. The “negative list” set out in the Foreign Investment Law classifies the relevant prohibited and restricted industries into the Catalog of Prohibitions and the Catalog of Restrictions, respectively. Where any foreign investor directly or indirectly holds shares, equity, properties or other interests in any domestic enterprise, such domestic enterprise is not allowed to invest in any sector set out in the Catalog of Prohibitions. Foreign investors are allowed to invest in sectors set out in the Catalog of Restrictions, subject to certain conditions. Foreign investors are allowed to invest in any sector beyond the “negative list” and shall be managed on the same basis as domestic investments unless otherwise provided by laws and administrative regulations.

Provisions on Merger and Acquisition and Overseas Listing

According to the Provisions on Merger and Acquisition of a Domestic Enterprise by Foreign Investors , or the M&A Rules, promulgated jointly by the MOFCOM, the SASAC, the SAT, the SAMR (formerly known as “SAIC”), the CSRC and the SAFE, beginning on June 22, 2009, overseas special purpose vehicles which are established through the acquisition of domestic companies in the PRC and are controlled by Chinese companies or individuals for the purpose of overseas listing must obtain the approval of the CSRC before overseas listing. According to the M&A Rules, if any domestic company, enterprise or natural person intends to merge an affiliated domestic company into an overseas company legally incorporated or controlled by the aforesaid domestic company, enterprise or natural person, the proposed merger shall be subject to the approval of the MOFCOM, and the parties thereto shall not circumvent the above provision through any means, including domestic investment by foreign-invested enterprises, or the Related Party M&A Rules. As none of Mr. Wenbin Chen, Mr. Ming Yan and Ms. Ningfeng Chen is a PRC citizen, our PRC legal advisor is of the view that the onshore acquisitions during our reconstruction are not subject to the Related Party M&A Rules.

Provisions on Futures Introducing Business

Under current PRC laws and regulations, future introducing brokers are under the supervision of CSRC and its local authorities and the brokers are mainly subject to the administrative measures or self-discipline rules which have been issued by competent local securities regulatory authorities or local associations. It is worth mentioning that China Futures Association (which is a nationwide association for futures business) had issued the Measures for the Provision of Intermediary Introduction Business Commissioned by Futures Companies (Draft for comment), or the Draft, on March 14, 2016 to seek public comments. The Draft mainly governs and enhances supervision of the conduct of future introducing brokers in all material aspects including setting the qualifications for the introducing brokers, prohibiting individuals acting as introducing brokers, formulating guidance for introducing brokerage agreements and requiring the filing procedures and so on. The Draft further provides that one introducing broker is prohibited from providing introduction services to two or more future brokerage firms concurrently and introducing one client to several future brokerage firms.

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

Provisions on Privately Offered Fund Management Services

According to the Securities Investment Fund Law of the People’s Republic of China, or the Fund Law, which was amended and effective on April 24, 2015, promulgated by the Standing Committee of the National People’s Congress, and the Interim Measures for the Supervision and Administration of Privately Offered Investment Funds , or Circular 105, which was issued and effective on August 21, 2014, promulgated by the CSRC, the CSRC and its local office shall oversee and regulate the business operations of privately offered funds, and the Asset Management Association of China, or the AMAC, shall conduct self-disciplinary management of the privately offered fund sector.

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

On April 27, 2018, PBOC, CBIRC, CSRC and SAFE jointly released the Guidance Opinions on Regulating the Asset Management Business of Financial Institutions (“Asset Management Guidance Opinions”). The Asset Management Guidance Opinions requires that each regulator shall further promulgate detailed rules targeting specific segments of the wealth and asset management industries.

Operational Rules of the Shanghai Gold Exchange

We are an agent of a financial member of the SGE and we are required to comply with the operational rules of the SGE to engage in online spot commodity trading services business and the agent business on the SGE. Operational rules of the SGE are summarized as below:

Membership Administration

Pursuant to the Membership Management Measures of the SGE issued by the SGE on September 16, 2014, business entities or other economic organizations that meet the prescribed conditions of the SGE may apply to the exchange for membership and, upon approval, engage in spot commodity trading of precious metals products within the scope authorized by the exchange. There are two types of members in the SGE, ordinary members and special members. Furthermore, SGE divides the ordinary members into three categories according to their business scope: financial members, comprehensive members and proprietary members. The proprietary members are only allowed to conduct proprietary trading, while comprehensive members and financial members are allowed to conduct proprietary trading and agent business for institutional customers. In addition, financial members can also conduct agent business for individual customers.

Pursuant to the aforesaid Membership Management Measures of the Shanghai Gold Exchange, a member of the SGE is required to go through an annual inspection registration procedure with the SGE in order to renew its membership qualification.

To ensure compliance by the members of relevant rules and regulations, the SGE further promulgated several measures for the resolution of non-compliances and violations by the members and their customers, including daily examination, investigation initiation policies, resolution procedures and penalty provisions, as well as dispute resolution policies for any dispute between any member and individual customer. If a comprehensive member violates the relevant regulations of the SGE, the exchange may impose penalties on such member, including oral warning, written notification, compulsory training, suspension of membership qualification, revocation of membership qualification and payment of liquidated damages.

Rules for Trading of Precious Metals Products

For the trading of gold, silver and platinum, the SGE also formulated and promulgated the Trading Rules for Spot Commodities Trading.

The above trading rules set out detailed provisions on product standard and quotation rules, trading methods, fee standards, cash settlement, delivery, risk control, information management and other aspects of spot trading of precious metals products, which collectively constitute the basic trading model of the SGE. Specifically, the SGE has the right to make adjustments on the trading rules based on different circumstances within a certain scope.

We are not required to comply with the trading rules of the SGE which specifically regulate the members. However, we are required to follow the trading and management rules, such as duly disclosing risks to the customers, based on the contract we entered into with a financial member of the SGE.

Risk Control

According to the Measures of the SGE for Risk Control Management issued by the SGE on September 16, 2014, the SGE has established the following rules for risk management of online spot commodity trading:

Position limit and major client reporting system. In order to manage risks, the SGE sets limits on the maximum single or aggregate position any individual customer can have, i.e., position limit for individual customers. Individual customers that have a position reaching the position limit may not initiate a new trade.

Risk alerting system and emergency measures. The SGE may take measures as they deem necessary to manage risks, including requesting members and investors to report irregular circumstances, sending reminders of risks, warnings or alerts. For unusual circumstances, the SGE will further take different emergency measures to eliminate and mitigate risks, such as adjusting trading hours, suspending trading, suspending adding good orders, setting a time limit on transfer, compulsory transfer, limiting cash withdrawal, increasing deposit ratio and compulsory decrease of trading orders.

Management and Settlement of Trading Funds

To manage trading funds, the SGE issued the Measures of the SGE for Management of Member Agency Trading Funds. Such trading management measures define the rights, obligations and liabilities of the parties involved in trading funds-related activities and set forth rules regulating the depository bank, bank account, customer trading account and member trading account.

In addition, to regulate the settlement procedures, the SGE included relevant rules in the Implementing Rules of the Shanghai Gold Exchange for Spot Trading Funds Settlement. However, as an agent of a financial member, we don’t participate in the management and settlement of the trading funds and the relevant rules of the SGE do not apply to us.

Regulation on the SGE

On October 10, 2001, the PBOC obtained the approval of the establishment of the SGE issued by the State Council. Later on October 31, 2001, the SGE was officially set up by the PBOC and was registered by the SAIC on February 6, 2002. On December 20, 2011, the PBOC, the Ministry of Public Security, the SAIC, the China Banking Regulatory Commission, or CBRC, and the CSRC jointly issued the Notice of Reinforcing the Management of Gold Exchanges and Platforms Which Conduct Gold Trading Business (Yin Fa [2011] No. 301) , which confirmed that the SGE is the only approved exchange for spot trading of gold and the Shanghai Futures Exchange is the only approved exchange for trading of gold futures and clarified that the SGE is under supervision of the State Council and the PBOC accordingly.

Regulations on Internet Financial Services

Due to the relatively short history of the Internet financial service industry in China, the PRC government has not adopted a clear regulatory framework governing it. There are ad hoc laws and regulations applicable to elements of Internet financial service-related businesses, such as laws and regulations governing payment related and value-added telecommunication services. On July 18, 2015 the PBOC together with nine other PRC regulatory agencies jointly issued a series of policy measures applicable to Internet financial services titled the Guidelines on Promoting the Healthy Development of Internet Finance (“Guidelines”). On April 12, 2016 the General Office of PRC State Council issued the Implementation Plan for Special Rectification of Internet Financial Risks (“Rectification Implementation Plan”). The Guidelines introduced formally for the first time the regulatory framework and basic principles for Internet financial services industry in China as “law-abiding regulation, appropriate regulation, classified regulation, collaborative regulation and innovative regulation.” The Guidelines further stated the definitions and basic principles for Internet financial services in the areas of Internet payment, Internet fund distribution and others. The Guidelines also specified several basic rules for Internet financial services industry administration, such as: (1) any organization or individual that intends to set up a website to provide Internet financial services shall, in addition to going through relevant financial regulatory procedures as required, also undergo website record-filing procedures with telecommunications authorities pursuant to the law; (2) unless otherwise specified, an industry player shall select qualified banking financial institutions as fund depository institutions to manage and oversee client funds, and achieve the management of client funds and its proprietary funds under separate accounts; and (3) basic rules of information disclosure, risk reminder and qualified investors, information security and anti-money-laundering. The Rectification Implementation Plan further provides that: (1) the regulators will adopt the see-through way of supervision; and (2) the non-financial institutions, or the enterprises which do not carry out financial business, shall not use the wordings, such as “exchange,” “finance,” “asset management,” “wealth management,” “fund,” “fund management,” “investment management,” “equity investment fund,” “online lending,” “peer-to-peer,” “equity crowd-funding,” “Internet insurance,” “payment” and the like, as their enterprise name or registered business. If the enterprise chooses to use the aforementioned word/words, the Administration of Industry and Commerce will inform the financial regulators. The Notice on Further Rectification of Asset Management Business through Internet and Carrying Out Inspection issued on March 28, 2018 (“Inspection Notice”) clarifies that the Internet asset management business is licensed business and shall operate under the supervision of competent financial regulators. Internet financial activities shall be licensed. For example, to carry out the online fund/asset management plans distribution, the platform shall be licensed with the distribution qualification. The competent regulators will carry out inspection on online platforms and require that any unlicensed business cease such operation and clear any inventory before June 30, 2018. Any online platform not complying with the Inspection Notice shall be penalized.

Labor and Personnel

The PRC Labor Contract Law was amended by the Standing Committee of the National People’s Congress on December 28, 2012 and came into force on July 1, 2013. In the amended PRC Labor Contract Law, more stringent provisions are adopted specifically for labor dispatch, including more qualifications for labor dispatch, reinforced principle of equal pay for equal work and defined restrictions on positions to which labor dispatch is applicable. The above-mentioned provisions are further elaborated in the Interim Provisions on Labor Dispatch (“Interim Provisions”) that were promulgated by the Ministry of Human Resources and Social Security on January 24, 2014 and came into force on March 1, 2014. It specifies that an employer shall strictly control the number of dispatched workers so that it shall not exceed 10% of the total number of its workers. The Interim Provisions also specify that if, before the Interim Provisions come into force, the number of dispatched workers in an employer exceeds 10% of the total number of its workers, the employer shall adjust its employment plan and reduce the proportion to the required proportion before March 1, 2016. The employer may not employ new dispatched workers unless the number of dispatched workers is reduced to the required proportion. However, if any labor dispatch agreement executed prior to, but expiring within two years of, the promulgation of the amended PRC Labor Contract Law (amended in 2018), such agreements may continue to be performed until their expiry dates thereof. In addition, the employment of dispatched workers by an employer pursuant to labor dispatch arrangement shall be governed by the Interim Provisions.

According to the Interim Provisions, the labor dispatch entity shall pay social insurance premiums and follow relevant social insurance procedures for the dispatched workers as required by law and as agreed upon in the labor dispatch agreements. The Social Insurance Law of the People’s Republic of China (amended in 2018)that was promulgated by the Standing Committee of the National People’s Congress on December 29, 2018 and came into force on December 29, 2018 and the Interim Regulations on the Collection and Payment of Social Insurance Premiums that was promulgated by the State Council on and came into force on January 22, 1999, require employers to pay basic endowment insurance, unemployment insurance, basic medical insurance, employment injury insurance, maternity insurance and other social insurance for its employees. Where an employer fails to fully pay social insurance premiums, the relevant social insurance collection agency shall order it to make up for any shortfall within a prescribed time limit, and may impose a late payment fee at the rate of 0.2% per day of the outstanding amount from the due date. If such employer still fails to make up for the shortfalls within the prescribed time limit, the relevant administrative authorities shall impose a fine of one to three times the outstanding amount upon such employer.

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

According to the Interim Regulations of the People’s Republic of China on Value Added Tax that was latest amended by the State Council and came into force on November 19, 2017, the Rules for Implementation of the Interim Regulations of the People’s Republic of China on Value Added Tax that was amended by the Ministry of Finance on October 28, 2011 and came into force on November 1, 2011, and recent tax reforms, entities and individuals that engage in the sale of commodities, provision of processing, repair and replacement services or tangible movable property leasing services or tangible movable property leasing services and import of goods within the PRC are subject to VAT at the rate of 16%, or 10% for taxpayers selling transportation, postal, basic telecommunications, construction, or immovable leasing services, selling immovable, transferring the rights to use land, and selling or importing certain kinds of specific commodities, or 6% for taxpayers selling services or intangible assets, except as otherwise specified before.

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

On October 13, 2011, the Ministry of Finance and the SAT promulgated the Circular on the Policies for Value Added Tax of Software Products (CaiShui [2011] No. 100), specifying that if a general VAT taxpayer sells self-developed and self-produced software products, the refund-upon-collection policy shall be applied to the portion of actual VAT burden in excess of 3% after VAT has been collected at a tax rate of 16%.

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

As of the date of this annual report, three of our PRC subsidiaries enjoy the preferential income tax treatment as follows: (i) Yin Sai, was granted the “High-tech Enterprises” qualification extension in 2019 which retroactively entitles Yin Sai to a preferential tax rate of 15% from 2018 to 2020; (ii) Yin He You, received the “certified software enterprise” and “certified software products” qualifications in April 2016 and April 2015, respectively and is eligible for an income tax exemption for the first two years from the year in which it starts making profit and is entitled to a 50% reduction of income tax for the third year to the fifth year, rendering its actual income tax rate 0% in 2015 and 2016 and 12.5% from 2017 to 2019; and (3) Gold Master Technology, received the “certified software enterprise” and “certified software products” qualifications in December 2016 and October 2016, respectively and is eligible for an income tax exemption for the first two years from the year in which it starts making profit and is entitled to a 50% reduction of income tax for the third year to the fifth year, rendering its actual income tax rate 0% in 2016 and 2017 and 12.5% from 2018 to 2020.

C.            ORGANIZATIONAL STRUCTURE

The following diagram illustrates our corporate structure, including our major subsidiaries and VIE Entities as of March 31, 2019.

D.            PROPERTY, PLANT AND EQUIPMENT

Our principal executive offices are located on leased premises comprising approximately 25,415 square meters in Shanghai, China. In addition to Shanghai, we also have leased properties principally used as office premises for our operations in Beijing, Guangzhou, Shenzhen, Hong Kong and Boston, totaling approximately 6,709 square meters. We lease our premises from unrelated third parties under operating lease agreements. The lease for our principal executive offices will expire in 2019. We believe that we will be able to obtain adequate facilities, principally through leasing, to accommodate our future expansion plans.

Item 4A. UNRESOLVED STAFF COMMENTS

None.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon, and should be read in conjunction with, our audited consolidated financial statements and the related notes included in this annual report on Form 20-F. This report contains forward-looking statements. See “Forward-Looking Information.” In evaluating our business, you should carefully consider the information provided under the caption “Item 3. Key Information—D. Risk Factors” in this annual report on Form 20-F. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

A.                                    OPERATING RESULTS

Key Components of Results of Operations

Revenue

Our revenues consist of net commissions and fees, net trading gains and losses, interest and investment income and other revenues.

Net Commissions and Fees

Net Commissions and fees are the largest component of our revenues and represent 93.7%, 89.8% and 86.0% of our total revenues for the years ended December 31, 2016, 2017 and 2018, respectively. The components of our net commissions and fees are set out below.

Commodities services: Commodities services segment comprises of commissions and fees earned from customer trading of spot and futures commodities contracts.

Securities services: Securities services segment comprises of commissions and fees earned from providing securities advisory and information platform services, overseas securities brokerage services and asset management services.

Our net commissions and fees largely depend on our customers’ trading volume, which is the aggregate notional value of their transactions. Our customers’ trading volume is directly influenced by individual investors’ demand for trading of commodities and securities, which is affected by the general social, economic and market conditions, as well as individual investors’ preferences on investment products. In addition, customers’ trading activities are to some extent influenced by the trading price volatility of the relevant financial products. The periods of increased fluctuations of trading prices of relevant financial product often coincide with higher levels of trading volumes by our customers.

Our net commissions and fees are also affected by the fee rate we charge our customers for our commodities, overseas brokerage services and our asset management business. A higher fee rate would generate more net commissions and fees for us. Our fee rate is primarily influenced by the standard fee rates stipulated by the exchanges we operate on, as well as the rebates we offer to our customers.

In addition, we offer a verity of on-line investment courses lectured by talented and experienced securities advisors and licensed practitioners. The tuition fees we generate from those on-line courses are closely affected by the quality of the courses we offer and the overall performance of the relevant capital market, as well as general economic conditions. In good years, investors tend to trade more actively and invest more in subscribing courses. Conversely, tuition income will probably be negatively impacted in bad years because investors tend to be much more cautious with investments.

The following table sets forth our customer trading volume, active accounts, net commissions and fees and effective fee rate for the periods indicated.

	For the Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(except active accounts and effective fee rate)			(unaudited)
Customer trading volume (in millions)
Commodities services	2,978,329	3,841,069	1,717,493	249,799
Securities services	—	—	13,190	1,918
Total	2,978,329	3,841,069	1,730,683	251,717
Commissions and fees, net (in thousands)
Commodities services	2,547,043	2,177,871	604,375	87,903
Securities services	—	20,704	337,493	49,086
Total	2,547,043	2,198,575	941,868	136,989
Active Accounts	73,078	121,410	40,240
Average effective fee rate(1)	0.086%	0.057%	0.035%

(1)         Represents the net commissions and fees from commodities services as a percentage of the total customer trading volume.

Net Trading Gains/Losses

We recorded net trading gains, representing 0.5%, 1.7% and 3.1% of our revenues for the years ended December 31, 2016, 2017 and 2018. The following table sets forth the breakdown of our net trading gains for the periods indicated:

	For the Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
		(in thousands)		(unaudited)

Spot commodity contracts	296,809	(133,116)	—	—
Risk and return transfer arrangement	(296,678)	134,678	—	—
Commodity futures contracts	(1,780)	753	—	—
Trading of physical commodities	2,840	(152)	—	—
Income from short-term investments	11,372	38,391	34,103	4,961
Income from equity method investment	—	—	230	33
Total	12,563	40,554	34,333	4,994

Trading gains / (losses) consist of realized and unrealized gains and losses from exchange-traded spot commodity contracts, commodity futures contracts and risk and return transfer agreements, the realized gains from trading of physical commodities, realized and unrealized gains from equity securities investments pursuant to the adoption of ASU 2016-01, and realized gains and losses from the sale of AFS investments prior to the adoption of ASU 2016-01, all presented on a net basis. Changes in fair value in relation to spot commodity contracts, commodity futures contracts and risk and return transfer agreements are recorded in trading gains / (losses), net on a daily basis as disclosed in the accounting policy of derivative financial instruments. Trading gains / (losses) on physical commodities are recognized when title passes and measured by the difference between the acquisition cost of the commodity and the cash received or receivable.

Pursuant to the risk and return transfer agreements, our gains/losses arising from exchange-traded spot commodity contracts with customers were transferred to, and absorbed by the third party fund during the contract periods. Fair value movements on the risk and reward transfer agreement were recognized as trading gains/losses. Settlements were made on a monthly basis.

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

Other Revenues

Our other revenues include gain on disposal of subsidiaries, VAT refund, revenue from sales of application services and sales of silver products, awards from the exchanges, government grants and others. The following table sets forth the breakdown of other revenues for the periods indicated:

	For the Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
		(in thousands)		(unaudited)

Gain on disposal of subsidiaries	—	87,217	5,754	837
VAT refund	45,313	33,523	4,635	674
Sales of silver products	4,973	13,546	15	2
Sales of application services	28	6,475	55,513	8,074
Government grants and others	14,728	63,650	34,498	5,018
Awards from the exchanges	90,528	—	—	—
Total	155,570	204,411	100,415	14,605

Government grants and others primarily consist of financial subsidies granted by provincial and local governments. The government grants are non-recurring in nature and there is no assurance that we will continue to receive such government grants in the future.

During the year ended December 31, 2016, we recognized awards of RMB90.53 million, from the Exchanges based on customer trading volume of us. Awards from the Exchanges are recognized when there is reasonable assurance that they will be received and amounts can be reasonably estimated. Given the termination of trading in Guangdong and Tianjin Exchange in 2017, there is no award from the exchanges recognized in 2017 and 2018.

During the years ended December 31, 2016, 2017 and 2018, we recognized VAT refund of RMB45.31 million, RMB33.52 million and RMB4.64 million (US$0.67 million), respectively, based on the VAT preferential policy issued by the State Administration of Tax. VAT refund is recoginized when there is reasonable assurance that they will be received and amounts can be reasonably estimated. VAT refund is first recorded to offset the corresponding cost recognized by us, any excess refund is recognized in other revenue. The outstanding VAT refund receivable is RMB43.22 million, RMB7.69 million and RMB11.77 million (US$1.71 million) as at December 31, 2016, 2017 and 2018, respectively.

During the years ended December 31, 2016, 2017 and 2018, we recognized application service revenue of RMB0.03 million, RMB6.48 million and RMB55.51 million (US$8.07 million), respectively. In 2018, we began to focus on expanding its business operation into software development, which leads to a substantial increase in application service revenue. Such type of revenues are amortized over the prescribed contract period.

In 2017, we disposed eight subsidiaries, including Sheng Ding, Da Xiang Ping Tai, Tian Jin Da Xiang, Da Xiang Shun Yi, Rong Jin Hui Yin, Jin Xiang Yin Rui, Yin Ru Yi and Yin Tian Xia Products, to third-parties. We realized a disposal gain of RMB87.22 million in total.

In 2018, we disposed one subsidiary, Tianxi, to a former management personnel of us. We realized a disposal gain of RMB5.75 million (US$0.84 million). As at December 31, 2018, the outstanding receivables related to this disposal is RMB9.60 million (US$1.40 million).

Expenses

The following table sets forth the breakdown of our expenses for the periods indicated:

	For the Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
		(in thousands)		(unaudited)

Commission expense	—	—	(2,012)	(293)
Employee compensation and benefits	(839,024)	(1,066,553)	(808,292)	(117,561)
Advertising and promotion	(554,291)	(424,865)	(223,265)	(32,473)
Information technology and communications	(40,905)	(41,170)	(32,421)	(4,715)
Occupancy and equipment rental	(76,594)	(123,680)	(115,810)	(16,844)
Taxes and surcharges	(30,748)	(21,080)	(6,455)	(939)
Intangible assets amortization	(19,081)	(56,547)	(56,515)	(8,220)
Impairment of goodwill and intangible assets	—	—	(639,000)	(92,939)
Other expenses	(107,766)	(78,509)	(83,334)	(12,120)
Total	(1,668,409)	(1,812,404)	(1,967,104)	(286,104)

Employee Compensation and Benefits

Employee compensation and benefits include (i) salaries, wages, bonuses and other benefits, (ii) training and employee activities expenses, (iii) contributions to defined employee contribution plans, and (iv) share-based compensation expenses for our employees. Employee compensation and benefits represented 30.9%, 43.6% and 73.8% of our revenues for the years ended December 31, 2016, 2017 and 2018, respectively.

Advertising and Promotion

Our advertising and promotion expenses consist of advertising expenses and sales agent expenses.

Our advertising expenses represent expenses for placing advertisements on television, radio and newspaper, as well as on Internet websites, search engines and application stores. Our advertising expenses represented 18.8%, 13.0% and 18.2% of our revenues for the years ended December 31, 2016, 2017 and 2018, respectively.

Currently, we work with certain external sales agent companies to develop customers on the SGE and the Futures Commodity Exchanges. Our sales agent expenses represent 1.6%, 4.4% and 2.2% of our revenues for the years ended December 31, 2016, 2017 and 2018, respectively.

The following table sets forth the breakdown of our advertising and sales agent expenses for the periods indicated:

	For the Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
		(in thousands)		(unaudited)
Advertising expenses	510,031	317,843	199,368	28,997
Sales agent expenses	44,260	107,022	23,897	3,476
Total	554,291	424,865	223,265	32,473

Information Technology and Communications

Our information technology and communication expenses are primarily related to the expenses we paid for telecommunication network, servers and bandwidth, as well as data center services for hosting our servers.

Occupancy and Equipment Rental

Our occupancy and equipment rental fees primarily consists of office rental fees and server rental fees.

Taxes and Surcharges

Taxes and surcharges consist primarily of business tax and surcharges on business tax and VAT.

Impairment of Goodwill and Intangible Assets

In 2018, we recognized an impairment loss amounting to RMB639 million which consists of an impairment of goodwill of RMB505 million (US$73.45 million) and an impairment of intangible assets of RMB134 million (US$19.49 million) respectively.

Impairment of goodwill: In the fourth quarter of 2018, we tested goodwill for impairment at the reporting unit level. We historically and presently operates with one segment. For the Gold Master reporting unit, we first qualitatively assessed whether it was more likely than not that the fair values of the reporting segments were less than their carrying amounts and concluded that further impairment testing is necessary. We then performed the first step of the two-step impairment testing, where the fair value of the reporting unit of Gold Master was compared with its carrying amount. Gold Master estimated the fair values using the income approach considering factors that included expected future cash flows, growth rates and discount rates. In the fourth quarter of 2018, We recognized a RMB 505 million impairment loss for goodwill relating to the acquisition of Gold Master, primarily due to (i) the operational performance of Gold Master has failed to meet its earnings forecast and the profit outlook being uncertain; (2) less fluctuation on gold price and the deterioration of the macro market environment, based on which management determined that, these conditions had a material adverse impact on Gold Master’s ability to generate revenues and net income from trading commissions. For the other reporting units, management performed qualitative assessments and concluded that it was not more-likely-than-not the fair value of these reporting units were less than its carrying amount, and further impairment testing on goodwill were unnecessary as of December 31, 2018.

Impairment of intangible assets: Gold Master’s revenues for 2018 did not meet management’s expectations, which indicated that the carrying value of customer list and trademark that were recognized in the acquisition of Gold Master may not be fully recoverable. As such, we performed an impairment test and recognized RMB 78 million impairment loss on customer list and RMB 56 million impairment loss on trademark related to the acquisition of Gold Master in 2018.

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

Hong Kong

Our wholly-owned Hong Kong subsidiaries are subject to Hong Kong profit tax on their activities conducted in Hong Kong. Dividends from our Hong Kong subsidiaries to us are exempt from Hong Kong withholding tax.

PRC

The subsidiaries incorporated in PRC file separate tax returns in the PRC. The PRC statutory income tax rate is 25% according to the Corporate Income Tax Law (“CIT Law”). Under the CIT Law and its implementation regulations issued by the State Council, a 10% PRC withholding tax is applicable to dividends payable by a resident enterprise to investors that are non-resident enterprises, to the extent such dividends are derived from sources within the PRC, subject to any reduction set forth in applicable tax treaties. Substantially all the pretax income of us is derived from sources within the PRC.

As of the date of this annual report, three of our PRC subsidiaries enjoy the preferential income tax treatment as follows: (i) Yin Sai was granted the “qualified software enterprise” status in 2013 and is eligible and is entitled to a 50 percent reduction of income tax rate for the years ended December 31, 2016 to 2017. Yin Sai was granted the qualification of an “eligible high-tech enterprise” in 2019 which retroactively entitles Yin Sai to a preferential tax rate of 15% for years from January 1, 2018 to December 31,2020; (ii) Yin He You, received the “certified software enterprise” and “certified software products” qualifications in April 2016 and April 2015, respectively and is eligible for an income tax exemption for the first two years from the year in which it starts making profit and is entitled to a 50% reduction of income tax for the third year to the fifth year, rendering its actual income tax rate 0% in 2015 and 2016 and 12.5% from 2017 to 2019; and (iii) Gold Master Technology, received the “certified software enterprise” and “certified software products” qualifications in December 2016 and October 2016, respectively and is eligible for an income tax exemption for the first two years from the year in which it starts making profit and is entitled to a 50% reduction of income tax for the third year to the fifth year, rendering its actual income tax rate 0% in 2016 and 2017 and 12.5% from 2018 to 2020. Our other PRC subsidiaries are subject to an income tax rate of 25%.

United States and New Zealand

The Company’s subsidiaries incorporated in the United States and New Zealand are subject to income tax charges calculated on the basis of the tax laws enacted.

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

An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur, could materially impact the consolidated financial statements. We believe that the following accounting policies involve a higher degree of judgment and complexity in their application and require us to make significant accounting estimates. The following description of critical accounting policies, judgments and estimates should be read in conjunction with our consolidated financial statements and other disclosures included in this annual report.

Revenue Recognition

On January 1, 2018, we adopted ASC 606 “Revenue from Contracts with Customers” (“ASC 606”) and applied the cumulative effect method. Results for reporting periods beginning after January 1, 2018 are presented under ASC 606, while prior period amounts were not adjusted and reported under the accounting standards in effect for the periods presented.

According to ASC 606, revenues are recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration we expects to be entitled to in exchange for those goods or services. We determines revenue recognition through the following steps:

•                  Identification of the contract, or contracts, with a customer;

•                  Identification of the performance obligation in the contract;

•                  Determination of the transaction price, including the constraint on variable consideration;

•                  Allocation of the transaction price to the performance obligation in the contracts; and

•                  Recognition of revenue when (or as) we satisfies a performance obligation.

(i) Commissions and Fees

We earn trading commissions, spread fees and overnight fees from operation on Tianjin and Guangdong Exchanges, which are settled on a daily basis. We earn trading commissions from operation on Shanghai Exchange and the Futures Commodity Exchanges, which are settled on a monthly basis. Cash rebates on trading commissions and overnight fees offered by us to its customers are recorded as a reduction of revenue.

We earn securities brokerage fees from brokerage service for customers for executing and/or clearing transactions. Securities brokerage fees are recognized on a transactional basis.

We earn asset management fees from fund management services. Management fees are computed as a percentage of the fund net asset value, calculated daily. Revenue is recognized on a daily basis over the contract term.

We provide securities advisory services, offering various types of training programs to individuals. Such programs normally last for several months. The revenues are recognized during the programs period on a straight-line, time-elapsed basis.

(ii) Trading Gains/Losses

Trading gains/(losses) consist of realized and unrealized gains and losses from exchange-traded spot commodity contracts, commodity futures contracts and risk and return transfer agreements, the realized gains from trading of physical commodities, realized and unrealized gains from equity securities investments pursuant to the adoption of ASU 2016-01, and realized gains and losses from the sale of AFS investments prior to the adoption of ASU 2016-01, all presented on a net basis. Changes in fair value in relation to spot commodity contracts, commodity futures contracts and risk and return transfer agreements are recorded in trading gains/(losses), net on a daily basis as disclosed in the accounting policy of derivative financial instruments. Trading gains/(losses) on physical commodities are recognized when title passes and measured by the difference between the acquisition cost of the commodity and the cash received or receivable.

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

In 2016 and 2017, we traded commodity futures contracts on the Shanghai Futures Exchange to manage its exposure on spot commodity contracts and physical trading of raw silver. Commodity futures contracts are recorded at fair value with changes reflected in earnings. Gains and losses from these contracts are recorded in trading gains / (losses), net. At the end of December 31, 2017 and 2018, we have no commodity futures contracts outstanding.

In 2015, we entered into risk and return transfer agreements with a third party fund. Gains and losses from the risk and return transfer agreements are recorded in trading gains / (losses), net.

In 2016, under the New Mechanism of Tianjin Exchange, we only take the broker role in customer deals and does not take positions any more. As a result, we started to only earn trading commissions in Tianjin Exchange. By December 31, 2016, the New Mechanism has fully replaced the old mechanism and no trading gains / (losses) from Tianjin Exchange will be recorded from then on.

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

Impairment of Goodwill

We assess goodwill for impairment at the reporting unit level at least annually and more frequently upon the occurrence of certain events.

We have the option to assess qualitative factors first to determine whether it is necessary to perform the two-step test. If we believe, as a result of the qualitative assessment, that it is more-likely-than-not that the fair value of the reporting unit is less than its carrying amount, the two-step quantitative impairment test described above is required. Otherwise, no further testing is required. In the qualitative assessment, we consider primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. In performing the two-step quantitative impairment test, the first step compares the carrying amount of the reporting unit to the fair value of the reporting unit based on either quoted market prices of the ordinary shares or estimated fair value using a combination of the income approach and the market approach. If the fair value of the reporting unit exceeds the carrying value of the reporting unit, goodwill is not impaired and we are not required to perform further testing. If the carrying value of the reporting unit exceeds the fair value of the reporting unit, then we must perform the second step of the impairment test in order to determine the implied fair value of the reporting unit’s goodwill. The fair value of the reporting unit is allocated to its assets and liabilities in a manner similar to a purchase price allocation in order to determine the implied fair value of the reporting unit goodwill. If the carrying amount of the goodwill is greater than its implied fair value, the excess is recognized as an impairment loss.

Treasury Stock

Our accounts for treasury stock using the cost method. Under this method, the cost incurred to purchase the shares is recorded in the treasury stock account on the consolidated balance sheets. At retirement, the ordinary shares account is charged only for the aggregate par value of the shares. The excess of the acquisition cost of treasury stocks over the aggregate par value is allocated between additional paid-in capital (up to the amount credited to the additional paid-in capital upon original issuance of the shares) and retained earnings.

Income Tax

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided to reduce the carrying amount of deferred tax assets to the amount considered more likely than not to be realized. We recognize the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50 percent likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. We present any interest or penalties related to an underpayment of income taxes as part of its income tax expense

Share-based Compensation

Win Yin Financial granted stock options and restricted share units on its shares to its employees pursuant to its 2013 Share Option Scheme, 2014 Share Option Scheme and Pre-IPO Restricted Share Unit Scheme, or the Share Incentive Plans. Pursuant to our reorganization completed on November 18, 2015, our Company became the holding company of us and the majority of the operating PRC subsidiaries under Win Yin Financial became our wholly-owned PRC subsidiaries. In connection with the reorganization, we assumed the Share Incentive Plans from Win Yin Financial and adopted the Share Incentive Plans. We issued stock options and RSUs to our employees to replace the stock options and RSUs issued by Win Yin Financial. The terms and conditions of the stock options and RSUs with respect to vesting and exercisability remain the same.

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

The following table presents the assumptions used to estimate the fair values of the share options and RSUs granted in the periods presented:

	2016	2017	2018
Expected volatility	48.44%	47.23%	48.19%
Option life	5.97-8.00	5.64-9.32	5.53-6.53
Expected dividends	0-1.8%	4.3%	4.27%
Risk-free interest rate	1.43%-1.94%	1.78%-2.10%	2.81%-2.85%

If any of the assumptions used in the binomial option pricing model or Black-Scholes option pricing model changes significantly, share-based compensation expense for future awards may differ materially compared with the awards granted previously.

The following table sets forth the options and RSUs granted under the share option plans from 2013 to the date of March 31, 2019.

	Type of Awards	Underlying Ordinary Shares of Awards	Exercise Price	Fair Value of Underlying Ordinary Shares
			US$	US$
Grant Date
December 3, 2013	Options	36,771,900	0.163	0.106
December 15, 2014	Options	46,524,100	0.163	0.325
January 15, 2015	RSUs	12,665,000	—	0.325
January 13, 2016	Options	13,741,271	0.163	0.406
January 13, 2016	RSUs	4,075,435	—	0.406
April 27, 2016	Options	50,000,000	0.500	0.675
November 16, 2016	RSUs	27,937,360	—	0.820
June 29, 2017	RSUs	2,962,740	—	0.483
September 6, 2017, Batch 1	Options	8,000,000	0.500	0.157
September 6, 2017, Batch 2	Options	2,000,000	0.500	0.168
December 5, 2017, Batch 1	RSUs	27,358,720	—	0.359
December 5, 2017, Batch 2	RSUs	7,556,240	—	0.379
June 21, 2018, Batch 1	Options	1,800,000	0.500	0.010
August 8, 2018	RSUs	323,580	—	0.369
November 2, 2018	RSUs	140,000	—	0.314
January 1, 2019	RSUs	2,618,380	—	0.296
March 1, 2019	RSUs	6,380,400	—	0.327
March 18, 2019	RSUs	144,000	—	0.304

Recently Issued Accounting Standards

In May 2014, the Financial Accounting Standards Board (‘‘FASB’’) issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), which outlines a comprehensive new revenue recognition model designed to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In August 2015, the FASB issued ASU No. 2015-14 to defer the effective date to annual reporting periods (including interim reporting periods within those periods) beginning after December 15, 2017. We adopted ASC 606 beginning January 1, 2018 and assessed its contracts with customers under the new standard. Results for reporting periods prior to January 1, 2018 were not adjusted and are presented in accordance with the accounting standards in effect for those periods. The adoption of ASC 606 had no material impact on the consolidated financial statements, and there was no adjustment to beginning retained earnings on January 1, 2018.

In January 2016, the FASB issued ASU No. 2016-01, “Financial Instruments — Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities” (“ASU 2016-01”). The main objective of this update is to enhance the reporting model for financial instruments to provide users of financial statements with more decision-useful information. ASU 2016-01 changes how entities measure certain equity investments and present changes in the fair value of financial liabilities measured under the fair value option that are attributable to their own credit. The guidance also changes certain disclosure requirements and other aspects of current U.S. GAAP. Further, in March 2018, the FASB issued “Technical Corrections and Improvements to Financial Instruments — Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities,” which provides further guidance on adjustments for observable transaction for equity securities without a readily determinable fair value and clarification on fair value option for liabilities instruments. ASU 2016-01 is effective for annual reporting periods, and interim periods within those years beginning after December 15, 2017. Early adoption by public entities is permitted only for certain provisions. We have adopted ASU 2016-01 with a cumulative effect adjustment recorded to opening retained earnings for all existing outstanding instruments on January 1, 2018. The unrealized losses, net of tax, on the equity securities of RMB 800 thousands were reclassified from accumulated other comprehensive income to retained earnings as of January 1, 2018.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which requires lessees to recognize most leases on the balance sheet. This ASU requires lessees to recognize a right-of-use asset and lease liability for all leases with terms of more than 12 months. Lessees are permitted to make an accounting policy election to not recognize the asset and liability for leases with a term of twelve months or less. The ASU does not significantly change the lessees’ recognition, measurement and presentation of expenses and cash flows from the previous accounting standard. Lessors’ accounting under the ASC is largely unchanged from the previous accounting standard. In addition, the ASU expands the disclosure requirements of lease arrangements. Lessees and lessors will use a modified retrospective transition approach, which includes a number of practical expedients. In July 2018, the FASB issued ASU 2018-11, which provides another transition method in addition to the existing transition method by allowing entities to initially apply the new leases standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption consistent with preparers’ requests. The amendments in this Update are effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years for public entities. We will adopt this new guidance for the year ended December 31, 2019 and interim periods in the year ended December 31, 2019. We estimates approximately RMB 104.7 million would be recognized as total right-of-use assets and total lease liabilities on our consolidated balance sheet as of January 1, 2019. Other than disclosed, we do not expect the new standard to have a material impact on its remaining consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments. This ASU requires a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial asset(s) to present the net carrying value at the amount expected to be collected on the financial asset. The measurement of expected credit losses is based on relevant information about past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. This ASU eliminates the probable initial recognition threshold in current principal and, instead, reflects an entity’s current estimate of all expected credit losses. The amendments in this ASU are effective for us for our fiscal years beginning after December 15, 2019, including interim periods within those fiscal years, with early adoption permitted for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. We will apply the adoption through a cumulative-effect adjustment to opening retained earnings as at the beginning of the first reporting period in which the ASU 2016-13 is effective. We are in the process of evaluating the impact of ASU 2016-13 on the consolidated financial statements.

In October 2016, the FASB issued ASU No. 2016-16, “Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory” (“ASU 2016-16”). This ASU requires the recognition of the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs, which consequently eliminates the exception for an intra-entity transfer of an asset other than inventory to the recognition of current and deferred income taxes. Deferred tax assets recognized as a result of this ASU shall be assessed for realizability. This ASU should be applied on a modified retrospective basis through a cumulative-effect adjustment directly to retained earnings as of the beginning of the period of adoption. ASU 2016-16 is effective for public companies for annual reporting periods beginning after December 15, 2017, including interim reporting periods within those annual reporting periods. We have adopted ASU 2016-16 on January 1, 2018 and the adoption had no material impact on the retained earnings as of January 1, 2018. The adoption of ASU 2016-16 has resulted in a decrease in net income of RMB 13.9 million for the year end December 31, 2018.

In November 2016, the FASB issued ASU No. 2016-18, “Statement of Cash Flows: Restricted Cash” (“ASU 2016-18”). This ASU affects all entities that have restricted cash or restricted cash equivalents and are required to present a statement of cash flows under Topic 230. ASU 2016-18 requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. This update will become effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years, and early adoption is permitted in any interim or annual period. We adopted ASU 2016-18 retrospectively on January 1, 2018, and as a result, the consolidated statements of cash flows now present restricted cash in the beginning and ending balances of cash and restricted cash.

In January 2017, the FASB issued No. 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business” (“ASU 2017-01”), which is effective for the annual reporting period beginning after December 15, 2017, and interim period within that period. This update clarifies the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of business. We have adopted ASU 2017-01 and the adoption had no material impact on the consolidated financial statements.

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

In May 2017, the FASB issued ASU 2017-09, “Compensation — Stock Compensation (Topic 708) Scope of Modification Accounting”(“ASU 2017-09”) which provides guidance about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting in Topic 718. Adoption of the Standard is required for annual and interim periods beginning after December 15, 2017 with the amendments in the update applied prospectively to an award modified on or after the adoption date. We have adopted ASU 2017-09 in the current year and the adoption had no material impact on the consolidated financial statements.

In June 2018, the FASB issued ASU No. 2018-07, “Compensation — Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting” (“ASU 2018-07”), to simplify the accounting for share-based payments to nonemployees by aligning it with the accounting for share-based payments to employees, with certain exceptions. Under the guidance, the measurement of equity-classified nonemployee awards will be fixed at the grant date, which may lower their cost and reduce volatility in the income statement. The guidance is effective for public business entities in annual periods beginning after December 15, 2018, and interim periods within those years. Early adoption is permitted, including in an interim period. We have evaluated the impact of this new standard and expected no material effect on the consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework — Changes to the Disclosure Requirements for Fair Value Measurement” (“ASU 2018-13”), which eliminates, adds and modifies certain disclosure requirements for fair value measurement. Under the guidance, public companies will be required to disclose the range and weighted average used to develop significant unobservable inputs for Level 3 fair value measurements. The guidance is effective for all entities for fiscal years beginning after December 15, 2019 and for interim periods within those fiscal years, but entities are permitted to early adopt either the entire standard or only the provisions that eliminate or modify the requirements. We are in the process of evaluating the impact of ASU 2018-13 on the consolidated financial statements.

In November 2018, the FASB issued ASU 2018-18,“Collaborative Arrangements (Topic 808), which clarifies the interaction between Topic 808 and Topic 606 by (1) clarifying that certain transactions between collaborative arrangement participants should be accounted for under Topic 606, (2) adding unit-of-account guidance in Topic 808 to align with the guidance in Topic 606, and (3) clarifying presentation guidance for transactions with a collaborative arrangement participant that are not accounted for under Topic 606. The guidance is effective for all entities for fiscal years beginning after December 15, 2019 and for interim periods within those fiscal years. Early adoption is permitted, including in an interim period. We are in the process of evaluating the impact of ASU 2018-18 on the consolidated financial statements.

In addition to those described above, the FASB has issued other accounting standards, none of which are expected to have a material impact on the our consolidated financial statements when adopted.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. Our limited operating history makes it difficult to predict our future operating results. We believe that the period-to-period comparison of operating results should not be relied upon as being indicative of our future performance.

	For the Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
				(unaudited)
	(in thousands, except per share data)
Revenues
Commissions and fees, net	2,547,043	2,198,575	941,868	136,989
Trading gains/(losses), net	12,563	40,554	34,333	4,994
Interest and investment income	4,365	5,406	18,128	2,637
Other revenues	155,570	204,411	100,415	14,605
Total revenues	2,719,541	2,448,946	1,094,744	159,225
Expenses
Commission expense	—	—	(2,012)	(293)
Employee compensation and benefits	(839,024)	(1,066,553)	(808,292)	(117,561)
Advertising and promotion	(554,291)	(424,865)	(223,265)	(32,473)
Information technology and communications	(40,905)	(41,170)	(32,421)	(4,715)
Occupancy and equipment rental	(76,594)	(123,680)	(115,810)	(16,844)
Taxes and surcharges	(30,748)	(21,080)	(6,455)	(939)
Intangible assets amortization	(19,081)	(56,547)	(56,515)	(8,220)
Impairment of goodwill and intangible assets	—	—	(639,000)	(92,939)
Other expenses	(107,766)	(78,509)	(83,334)	(12,120)
Total expenses	(1,668,409)	(1,812,404)	(1,967,104)	(286,104)
Income/(loss) before income taxes	1,051,132	636,542	(872,360)	(126,879)
Income tax expense	(125,430)	(169,556)	(1,028)	(150)
Net income/(loss)	925,702	466,986	(873,388)	(127,029)
Less: Net loss attributable to non-controlling interests	(4,966)	(13,678)	(10,350)	(1,505)
Net income/(loss) attributable to Yintech	930,668	480,664	(863,038)	(125,524)
Earnings/(loss) per share
Basic	0.79	0.34	(0.60)	(0.09)
Diluted	0.75	0.33	(0.60)	(0.09)
Other comprehensive income/(loss)
Unrealized gains/(Loss) on available-for-sale investments, net of tax	—	(800)	—	—
Foreign currency translation adjustment	42,696	(18,714)	22,538	3,279
Comprehensive income/(loss)	968,398	447,472	(850,850)	(123,750)
Comprehensive loss attributable to non-controlling interests	(4,966)	(13,678)	(10,350)	(1,505)
Comprehensive income/(loss) attributable to Yintech	973,364	461,150	(840,500)	(122,245)

Revenues

Our revenues decreased by 55.3% from RMB2,448.9 million in 2017 to RMB1,094.7 million (US$159.2 million) in 2018, primarily due to a decrease in our net commissions and fees.

Net Commissions and Fees

	For the Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
				(unaudited)
	(in thousands, except per share data)
Commissions and fees, net
Commodities services	2,547,043	2,177,871	604,375	87,903
Securities services	—	20,704	337,493	49,086
	2,547,043	2,198,575	941,868	136,989

Our net commissions and fees decreased by 57.2% from RMB2,198.6 million in 2017 to RMB941.9 million (US$137.0 million) in 2018, primarily due to the decrease in fees earned from commodities services and was partially offset by the increase in fees earned from securities services.

Net commissions and fees from commodities services in 2018 was RMB604.4 million (US$87.9 million), representing a decrease of 72.2% from RMB2,177.9 million for the year of 2017. The decrease was primarily due to the year-on-year decrease of 54.9% in our customer trading volume from RMB3,841.1 billion in 2017 to RMB1,730.7 billion (US$251.7 billion) in 2018 which was primarily due to the termination of our business on the Tianjin Precious Metals Exchange and the Guangdong Precious Metals Exchange. Meanwhile, our average effective fee rate also decreased from 0.057% in 2017 to 0.035% in 2018.The decrease was mainly attributable to (i) a decrease in customer trading volume, which leads to a relatively lower fee rate from the SGE and futures companies.

On the other hand, we witnessed a substantial increase of 1530.1% in net commissions and fees from securities services in 2018 as compared to 2017, primarily due to the growth of securities advisory and information platform business. The robust growth demonstrates the effectiveness of our strategy to expand its securities business and its ability to execute.

Net Trading Gains/Losses

Our net trading gains decreased by 15.5% from RMB40.6 million in 2017 to RMB34.3 million (US$5.0 million) in 2018. The decrease was primarily due to decrease in short-term investments gains.

Interest and Investment Income

Our interest and investment income increased by 235.2% from RMB5.4 million in 2017 to RMB18.1 million (US$2.6 million) in 2018, the majority of which was investment income from money markets funds. The increase was largely attributable to the improvement in cash management.

Other Revenues

Our other revenues decreased from RMB204.4 million in 2017 to RMB100.4 million (US$14.6 million) in 2018, primarily due to (i) a gain from disposal of subsidiaries of RMB87.2 million in 2017, (ii) a decrease in government grants.

Expenses

Our expenses increased by 8.5% from RMB1,812.4 million in 2017 to RMB1,967.1 million (US$286.1 million) in 2018, primarily due to the recognition of impairment of goodwill and intangible assets of RMB639.0 million(US$92.9 million), partially offset by the decreases in employee compensation and benefits as well as advertising and promotion expenses.

Employee Compensation and Benefits

Our employee compensation and benefits decreased from RMB1,066.6 million in 2017 to RMB808.3 million (US$117.6 million) in 2018, mainly due to a decrease in average headcount and performance bonus.

Advertising and Promotion

Our advertising and promotion expenses consist of advertising expenses and sales agent expenses. Our advertising expenses decreased by 47.4% from RMB424.9 million in 2017 to RMB223.3 million (US$32.5 million) in 2018.

Information Technology and Communications

Our information technology and communication expenses decreased by 21.4% from RMB41.2 million in 2017 to RMB32.4 million (US$4.7 million) in 2018.

Occupancy and Equipment Rental

Our occupancy and equipment rental expenses remains relatively stable which decreased from RMB123.7 million in 2017 and RMB115.8 million (US$16.8 million) in 2018.

Taxes and Surcharges

Our taxes and surcharges decreased from RMB21.1 million in 2017 to RMB6.5 million (US$0.9 million) in 2018, primarily due to a decrease in net commissions and fees.

Other Expenses

Other expenses increased by 6.1% from RMB78.5 million in 2017 to RMB83.3 million (US$12.1 million) in 2018.

Income Taxes

Our income tax expenses decreased from RMB169.6 million in 2017 to RMB1.0 million (US$0.2 million) in 2018,which was line with the financial performace.

Net Income/(loss)

As a result of the foregoing, we incurred a net loss of RMB873.4 million (US$127.0 million) in 2018 compared to net income of RMB467.0 million in 2017.

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Revenues

Our revenues decreased by 10.0% from RMB2,719.5 million in 2016 to RMB2,448.9 million in 2017, primarily due to a decrease in our net commissions and fees.

Net Commissions and Fees

Our net commissions and fees decreased by 13.7% from RMB2,547.0 million in 2016 to RMB2,198.6 million  in 2017, primarily due to the termination of our business on the Tianjin Precious Metals Exchange and the Guangdong Precious Metals Exchange.

Our customer trading volume increased by 29.2% from RMB2,978.3 billion in 2016 to RMB3,841.1 billion in 2017. The growth of our customer trading volume in 2017 was primarily due to the commencement of futures commodities trading services.

Our average effective fee rate decreased from 0.086% in 2016 to 0.057% in 2017. The decrease was mainly attributable to (i) a growing customer trading volume contribution from SGE and futures commodities trading, which had a relatively lower effective fee rate, (ii) the termination of our business on the Tianjin Precious Metals Exchange and the Guangdong Precious Metals Exchange, which had a relatively higher effective fee rate.

Net Trading Gains/Losses

Our net trading gains increased by 222.8% from RMB12.6 million in 2016 to RMB40.6 million in 2017. The increase was primarily due to a significant increase in short-term investments gains.

Interest and Investment Income

Our interest and investment income remained stable at RMB5.4 million in 2017.

Other Revenues

Our other revenues increased from RMB155.6 million in 2016 to RMB204.4 million in 2017, primarily due to (i) gains from disposal of subsidiaries, (ii) an increase in government grants, and partially offset by the ceasing of awards from exchanges.

Expenses

Our expenses increased by 8.6% from RMB1,668.4 million in 2016 to RMB1,812.4 million in 2017, primarily due to headcount increase, as the result of business scale.

Employee Compensation and Benefits

Our employee compensation and benefits increased from RMB839.0 million in 2016 to RMB1,066.6 million in 2017, mainly due to an increase in average headcount.

Advertising and Promotion

Our advertising and promotion expenses consist of advertising expenses and sales agent expenses. Our advertising expenses decreased by 23.3% from RMB554.3 million in 2016 to RMB424.9 million in 2017 due to our cost control measures after the termination of our business on local exchanges.

Information Technology and Communications

Our information technology and communication expenses remains relatively stable which incurred RMB40.9 million and RMB41.2 million in 2016 and 2017, respectively.

Occupancy and Equipment Rental

Our occupancy and equipment rental expenses increased by 61.5% from RMB76.6 million in 2017 in 2016 to RMB123.7 million in 2017, primarily due to an increase of office rental expenses.

Taxes and Surcharges

Our taxes and surcharges decreased from RMB30.7 million in 2016 to RMB21.1 million in 2017, primarily due to a decrease in commissions and fees.

Other Expenses

Other expenses decreased by 27.1% from RMB107.8 million in 2016 to RMB78.5 million in 2017, primarily due to a decrease in expenses after disposal of subsidiaries.

Income Taxes

Our income tax expenses increased from RMB125.4 million in 2016 to RMB169.6 million in 2017, primarily due to (i) withholding tax resulted from the distribution of retained earnings from our PRC subsidiary to its oversea parent company, (ii) valuation allowance established for deferred tax assets.

Net Income

As a result of the foregoing, our net income decreased from RMB925.7 million in 2016 to RMB467.0 million in 2017.

B.                                    LIQUIDITY AND CAPITAL RESOURCES

Our principal sources of liquidity have been cash generated from our operations, capital injections by our shareholders and the proceeds from our initial public offering in April 2016. As of December 31, 2017 and 2018, we had RMB$690.5 million and RMB257.8 million (US$37.5 million) in cash and cash equivalents which consisted of cash on hand and cash deposited with banks. We also held short-term investments that can be redeemed on demand of RMB1,212.0 million and RMB1,479.1 million (US$215.1 million) as of December 31, 2017 and 2018. The short-term investments we held are mainly wealth management products issued by banks and fund investments and trust investments managed by licensed asset management companies. We have been able to meet our working capital needs in the past, and we believe that we will be able to meet our working capital needs in the foreseeable future, with our internal financial resources and cash flow from our operations.

The following table sets forth a summary of our cash flows for the periods indicated.

	For the Years Ended December 31,
	2016	2017	2018
				(unaudited)
	RMB	RMB	RMB	US$
	(in thousands)
Net cash provided by (used in) operating activities	1,030,836	668,472	(65,632)	(9,546)
Net cash used in investing activities	(266,466)	(996,106)	(292,591)	(42,555)
Net cash provided by (used in) financing activities	414,410	(372,677)	(151,692)	(22,063)
Net increase (decrease) in cash	1,178,780	(700,311)	(509,915)	(74,164)
Cash at beginning of year	362,461	1,541,241	840,930	122,308
Cash at end of year	1,541,241	840,930	331,015	48,144

Operating Activities

We had net cash of RMB65.6 million (US$9.5 million) used in operating activities in 2018, a decrease primarily due to net loss of RMB873.4 million (US$127.0 million), as adjusted for non-cash items and the effect of changes in working capital including: (i) non-cash impairment of goodwill and intangible assets of RMB639.0 million (US$92.9 million), (ii) an increase in other liabilities of RMB119.6 million(US$17.4 million) attributable to the increase in defer revenue arising from provision of securities advisory services, (iii) a decrease in other assets of RMB106.0 million(US$15.4 million) due to decrease in prepayment for business acquisition and receivables related to AFS investment disposal, and (iv) depreciation and amortization of RMB78.2 million(US$11.4 million). These were partially offset by (i) a decrease in accounts payable of RMB78.0 million (US$11.3 million), and (ii) non-cash defer tax benefit of RMB61.8 million (US$9.0 million).

We had a net cash generated from operating activities of RMB668.5 million in 2017, primarily attributable to our net income of RMB467.0 million, as adjusted for non-cash items and the effect of changes in working capital including: (i) a decrease in deposits with clearing organizations of RMB258.9 million, (ii) non-cash share-based compensation of RMB169.7 million, (iii) depreciation and amortization of RMB83.0 million, (iv) non-cash fair value change of RMB45.6 million, (v) a decrease in deferred tax assets of RMB35.2 million. These were partially offset by (i) gain from disposal of subsidiaries of RMB87.2 million, (ii) increase in other assets of RMB74.1 million due to increase in receivables resulting from disposals of subsidiaries and short-term investments, (iii) decrease in accounts payable of RMB78.4 million, (iv) decrease in other liabilities of RMB67.1 million resulting from decrease in taxes payable and customer rebates payable, (v) decrease in income tax payable of RMB42.4 million and (vi) adjustment for realized gain on short-term investments of RMB38.4 million.

We had a net cash generated from operating activities of RMB1,030.8 million in 2016, primarily attributable to our net income of RMB925.7 million, as adjusted for non-cash items and the effect of changes in working capital including: (i) non-cash share-based compensation of RMB163.8 million, (ii) an increase in income tax payable of RMB121.7 million due to our increase in profit before taxes and income taxes, (iii) an increase in accrued employee benefits of RMB85.5 million  due to our increased payroll size, (iv) depreciation of RMB32.4 million. These were partially offset by (i) a decrease in other liabilities arising from operating activities of RMB140.9 million, (ii) an increase in deposits with clearing organizations in the amount of RMB25.9 million as a result of fluctuation in trading activities by our customers and our risk management decision on deposit level on the last day of relevant periods, (iii) fair value change of derivatives of RMB59.5 million and (iv) an increase in deferred tax assets of RMB50.3 million.

Investing Activities

We had net cash used in investing activities of RMB292.6 million (US$42.5 million) in 2018, primarily attributable to (i) payment for acquisition of subsidiaries offsetting cash acquired in the amount of RMB11.4 million (US$1.7 million), (ii) purchase of short-term investments of RMB16,129.9 million (US$2,346.0 million), which was partially offset by cash received from sale of short-term investments of RMB15,883.2 million (US$2,310.1 million).

We had net cash used in investing activities of RMB996.1 million in 2017, primarily attributable to (i) payment for acquisition of subsidiaries acquired in the amount of RMB39.6 million, (ii) purchase of short-term investments of RMB16,155.3 million, which was partially offset by cash received from sale of short-term investments of RMB15,059.0 million, (iii) cash received from disposal of subsidiaries of RMB92.0 million.

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

Financing Activities

We had net cash used in financing activities of RMB151.7 million (US$22.1 million) in 2018, primarily attributable to (i) payment of dividend of RMB177.5 million (US$25.8 million), (ii) purchase of treasury stock of RMB74.2 million (US$10.8 million), which was partially offset by proceeds from non-controlling shareholders of RMB95.6 million (US$13.9 million).

We had net cash used in financing activities of RMB372.7 million in 2017, primarily attributable to (i) payment of dividend of RMB385.1 million, (ii) purchase of treasury stock of RMB37.0 million, which was partially offset by proceeds from exercise of stock options of RMB49.4 million.

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

Capital Expenditures

Our capital expenditures consist primarily of expenditures for the purchase of fixed assets and intangible assets. Our capital expenditures amounted to RMB25.5 million, RMB31.9 million and RMB10.0 million (US$1.5 million) in 2016, 2017 and 2018, respectively, primarily due to purchases of electronic and office equipment and leasehold improvements for our office space as a result of our business growth. Our actual future capital expenditures may differ from the amounts as indicated above. We expect cash generated from our operating activities and financing activities will meet our capital expenditure needs in the foreseeable future.

Holding Company Structure

We are a holding company with no material operations of our own. We conduct our operations through our subsidiaries in China. As a result, our ability to pay dividends and to finance any debt we may incur depends upon dividends paid by our subsidiaries. Our PRC subsidiaries may purchase foreign exchange from relevant banks and make distributions to offshore companies after completing relevant foreign exchange registration with the SAFE. Our offshore companies may inject capital into or provide loans to our PRC subsidiaries through capital contributions or foreign debts, subject to applicable PRC regulations. If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our subsidiaries are permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. As of December 31, 2018, our PRC subsidiaries had an aggregate retained earnings of RMB652.7 million (US$94.9 million) under PRC GAAP. Under PRC law, each of our affiliates in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reached 50% of its registered capital, after which any mandatory appropriation stops. Our PRC subsidiaries had an aggregate statutory reserves in the amount of RMB171.1 million (US$24.9 million) as of December 31, 2018. As of December 31, 2018, Yintech Investment, Yin Sai, Yin He You, Qian Jing, Xu Xing, Chun Xin and Gold Master Network have reached such maximum reserve amount and therefore stopped appropriation, while other PRC entities have not yet reached their respective maximum reserve amount. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation of the companies. At the discretion of our PRC subsidiaries, they may allocate a portion of their after-tax profits to discretionary funds for staff welfare and bonus. Such discretionary funds, similar to statutory reserves, are not distributable as cash dividends.

C.            RESEARCH AND DEVELOPMENT

The client software and the CRM system are our core technology infrastructure and enable us to move each key phase of our business operation online. Through client software, we provide customers with timely and comprehensive market information, investor education programs, simulated trading, research reports, live market commentary, quantitative analysis tools and interactive customer support functions. Our CRM system is the core IT system for customer development and customer services. Our CRM system allows for central management of both current and potential customer relationships, monitoring and supervising customer communications as well as collecting and analyzing customer data.

We established Yintech Financial Innovation Labs in Shanghai and Boston in the year 2016, focusing on big data, artificial intelligence and trading strategies. The goal is to provide our customers with more advanced trading strategies, more reliable risk management toolkits and better intelligent services

As of December 31, 2018, we had a software research and development and maintenance team of 451 employees. We also have a professional research team at our in-house research institute through which we provide research support services to our customers. Our research staff members possess various professional qualifications in securities, futures and commodity trading. Our research services include research reports, online lectures, live market commentaries and quantitative analysis. Our research reports include daily, monthly and special event reports. Our research personnel give live market commentary during trading hours, which can be accessed via PC and APP versions of our client software in text or video format. Our research team also develops various quantitative analysis models that can be used by our customers through our client software.

D.            TREND INFORMATION

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2018 that are reasonably likely to have a material effect on our revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.            OFF-BALANCE SHEET ARRANGEMENTS

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

F.            CONTRACTUAL OBLIGATIONS AND COMMITMENTS

The following table sets forth our contractual obligations and commitments as of December 31, 2018.

	Payment due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(RMB in thousands)
Operating lease obligations	110,042	53,582	40,985	9,996	5,479

Total rental expenses for all operating leases were RMB46.7 million, RMB78.0 million and RMB67.9 million (US$9.9 million) for the years ended December 31, 2016, 2017 and 2018, respectively. We did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2018.

G.            SAFE HARBOR

See “Forward-looking Statements” on page 3 of this annual report.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.            DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth certain information relating to our directors and executive officers as of December 31, 2018.

Directors and Executive Officers	Age	Position/Title
Wenbin Chen	45	Co-Founder, Chairman, Chief Executive Officer, Interim Chief Financial Officer and Director
Ming Yan	45	Co-Founder and Director
Ningfeng Chen	51	Co-Founder and Director
Feng Li	43	Independent Director
Jue Yao	46	Independent Director
Lijun Lin	47	Independent Director
Yonghong Fan	52	Independent Director
Pingsen Chen	37	Vice President
Jigeng Chen	37	Vice President
Qi Feng	42	Vice President
Dikuo Bo	45	Vice President
Zhigang Zhao	47	Vice President of Technology

Mr. Wenbin Chen is our Founder, Chairman, Chief Executive Officer and Interim Chief Financial Officer. Mr. Chen has 18 years of experience in the finance industry. He worked at Fuzhou Tianli Investment Consulting Co., Ltd. from July 1998 to July 2005, with his last position being deputy general manager. Mr. Chen founded Fujian Rulin Information Technology Development Co., Ltd. in July 2005 and served as its general manager until June 2007. Between August 2007 and June 2010, Mr. Chen was Assistant to the Chief Executive Officer of Caifu Software (Beijing) Co., Ltd. Mr. Chen graduated from Dalian University of Technology with a double bachelor’s degree in chemical engineering and international enterprise management in July 1998. He graduated in October 2009 from Cheung Kong Graduate School of Business with an EMBA degree.

Mr. Ming Yan is our Founder and Director. Mr. Yan has founded a number of entertainment, culture and catering businesses in Beijing, Shanghai and Hong Kong. Mr. Yan graduated from Shanxi University of Finance with a bachelor’s degree in Finance in December 2011. He graduated in September 2014 from the Cheung Kong Graduate School of Business with an EMBA degree. Mr. Yan has been enrolled in the Doctor of Business Administration program at Shanghai Jiao Tong University since September 2013.

Ms. Ningfeng Chen is our Founder and Director. From September 1990 to September 2001, Ms. Chen worked as an engineer at Fuzhou Office of Earthquake Resistance and Fuzhou Urban and Rural Construction Committee. Between September 2001 and September 2003, Ms. Chen served as the chief engineer at Fuzhou Anxinda Engineering Consulting Co., Ltd. She was a North American market research consultant at Shanghai Naide Enterprise Management Consulting between September 2005 and February 2011. Ms. Chen graduated from Anhui Institute of Architecture & Industry with a bachelor’s degree in industrial and civil construction in July 1990. In June 2003, Ms. Chen graduated from the University of International Business and Economics with a master’s degree in management. Ms. Chen also received a certificate of completion in financial analysis and investment management from the University of Toronto in May 2005.

Mr. Feng Li is an Independent Director. Mr. Li has approximately 18 years of experience in business management and financial education. At the University of Michigan Stephen M. Ross School of Business, he was the Ernst & Young Assistant Professor from July 2004 to July 2011 and the Harry Jones Associate Professor with tenure from July 2011 to June 2015. Since July 2015, Mr. Li has been a professor of accounting and director of the Finance MBA Program at Shanghai Advanced Institute of Finance of Shanghai Jiao Tong University. Since July 17, 2014, Mr. Li has also been an independent director and the audit committee financial expert for Sungy Mobile Limited, a company listed on the NASDAQ (NASDAQ: GOMO). Mr. Li is a member of the American Accounting Association. Mr. Li graduated from Fudan University with a bachelor’s degree in economics in July 1996 and a master degree in economics in July 1998. He received his master degree in business administration from the University of Chicago in June 2004 and obtained a doctor of philosophy degree in accounting from the University of Chicago in June 2005.

Ms. Jue Yao is an Independent Director. Ms. Yao has extensive experience in accounting and corporate finance. Ms. Yao was the chief financial officer of Qihoo 360 Technology Co., Ltd., or Qihoo 360, a company formerly listed on the New York Stock Exchange (NYSE: QIHU) and currently listed on the Shanghai Stock Exchange (SSE: 601360) from 2014 to April 2018. From 1996 to 1999, Ms. Yao was a senior auditor at KPMG. From 1999 to 2006, Ms. Yao held various positions, including financial director, at Sohu.com Inc. Since 2006, Ms. Yao has held various positions at Qihoo 360, including as its financial director and vice president of finance from 2008 to 2012 and its co-chief financial officer of Qihoo 360 from 2012 to 2014. Ms. Yao graduated from the University of International Business and Economics in China with a bachelor’s degree in international accounting in June 1996.

Mr. Lijun Lin is an Independent Director. Mr. Lin is the founder and currently serves as CIO of Loyal Valley Innovation Capital, an investment company focusing on investing in entrepreneurship and innovation, founded in November 2015. Prior to that, Mr. Lin founded China Universal Asset Management Co., Ltd., or CUAM, in 2005, a leading fund management company in China with USD70 billion under management. He served as CUAM’s chief executive officer and chairman of the investment committee from April 2004 to April 2015. Mr. Lin previously also served as a manager and an assistant director of the listing department of the Shanghai Stock Exchange and served at the CSRC as a regulator. Mr. Lin obtained a bachelor’s and a master’s degree in economics from Fudan University and a Master of Business Administration degree from Harvard Business School.

Mr. Yonghong Fan is an Independent Director. Mr. Fan has been an Independent Director since May 2018. Mr. Fan is currently the Co-Chairman of Xiangshan Wealth Institution, a non-profit think tank focused on wealth management research. Mr. Fan has over 30 years of experience in finance and investment industries, including managerial positions in commercial banks, securities firms and fund management. Mr. Fan received his doctorate degree in economics from the Chinese Academy of Fiscal Sciences in 1998.

Mr. Pingsen Chen is our Vice President. Mr. Chen worked at Guangdong Dafu Investment Management Co., Ltd. and Jiangsu Tianding investment management Co., Ltd. from 2006 to 2009. Before co-founding Gold Master, Mr. Chen served as manager of Fuzhou Ruixin Investment Management Co., Ltd. during 2011 to 2012. Mr. Chen served as general manager when we acquired Gold Master in August 2016. Mr. Chen was appointed as our Vice President in April 2017. Mr. Chen graduated from Fujian Commercial College in July 2005. He also studied Finance at Xiamen University during March 2013 to July 2015.

Mr. Jigeng Chen is our Vice President. He has over 14 years of experience in the financial services industry. Mr. Chen was an investment consultant at Fujian Rulin Investment Management Development Co., Ltd. from April 2004 to December 2007. He worked at a number of companies providing securities software and related services from January 2008 to May 2011, before joining us. Mr. Chen graduated from Xiangling High School in July 1999.

Mr. Qi Feng is our Vice President. Mr. Feng has 15 years of experience in the financial services industry. He worked at E-Money (Shanghai Yimeng Software Technology Ltd.), a provider of securities software listed on China’s NEEQ (National Equities Exchange and Quotations), from June 2002 to December 2013, with his last position being general manager of the sales department. From April to November 2014, he served as general manager at Tianjin Zhongyu Precious Metal Management Co., Ltd., a member of the Tianjin Precious Metals Exchange. Mr. Feng graduated from Shanghai Sanmen Vocational School with a degree in real estate development and management in June 1996.

Mr. Dikuo Bo is our Vice President. Mr. Bo was a manager at Tianli Jicang Cultural Communication Co., Ltd., a company specializing in the sales and investment of collectible cultural products, from May 2000 to July 2004. Mr. Bo co-founded Shanghai Tongguan Information Technology, a company providing financial information and services, in October 2007 and served as its general manager until March 2014, before joining us. Mr. Bo graduated from Dalian University of Technology in July 1997 with a bachelor’s degree in chemical equipment and machinery. He studied in the postgraduate program in finance in Shanghai University of Finance and Economics from September 2003 to July 2005. Mr. Bo obtained an EMBA degree from Shanghai Advanced Institute of Finance of Shanghai Jiao Tong University in December 2017.

Mr. Zhigang Zhao has been our Vice President of Technology since 2017. Mr. Zhao has over 21 years of experience in the information technology industry. Mr. Zhao was Vice President at 99bill Payment and Statements Information Co., Ltd., or 99bill, a leading internet-based financing platform from 2008 to 2016. Mr. Zhao worked as systems architect, project manager, office director and Chief Technology Officer at several information technology firms before joined 99bill. Mr. Zhao graduated from Zhejiang University with a bachelor degree in biomedical engineering in 1998, and from China Europe International Business School with an EMBA degree in 2015.

B.            COMPENSATION

For the fiscal year ended December 31, 2018, the aggregate cash compensation paid to our directors and executive officers was approximately RMB10.2 million (US$1.48 million). No pension, retirement or similar benefits have been set aside or accrued for our executive officers or directors. We have no service contracts with any of our non-executive directors providing for benefits upon termination of employment. Our PRC subsidiaries are required by PRC laws and regulations to make contributions equal to certain percentages of each employee’s salary for his or her retirement benefit, medical insurance benefits, housing funds, unemployment and other statutory benefits.

Employment Agreements

We have entered into employment agreements with our executive officers. Under these agreements, each of our executive officers is employed for a term of three years. We may terminate the employment for cause, at any time, without notice or remuneration, for certain acts of the executive officer. An executive officer may terminate his or her employment at any time with not less than one-month prior written notice.

Each executive officer has agreed to hold, both during and after the employment agreement expires or is earlier terminated, in strict confidence and not to use or disclose to any person, corporation or other entity without written consent, any confidential information. Each executive officer has also agreed to assign to our company any intellectual property rights that qualifies or is considered by us to qualify for patent, copyright, trademark, trade secrets, or any other protection under the laws of PRC or Cayman Islands providing or creating intellectual property rights, during the period of the executive officer’s employment with us and for a certain period following termination of the employment agreement that are related to the scope of the employment.

In addition, all executive officers have agreed to be bound by non-competition and non-solicitation restrictions set forth in their employment agreements. Specifically, each executive officer has agreed to devote all his or her working time and attention to our business and use best efforts to develop our business and interests. Moreover, each executive officer has agreed not to, for a certain period following termination of his or her employment or expiration of the employment agreement: (i) directly or indirectly engage in (whether as an officer, principal, agent, director, employee, partner, affiliate, consultant or other participant), or hold an equity interest of 5% or more in, any business or activity that is in competition with us, its subsidiaries or affiliated entities; (ii) solicit, encourage or assist other employees of us to seek employment with any business or organization in competition with us, its subsidiaries or affiliated entities; or (iii) engage in other activities that may cause conflicts with the interests of us during the term of the employment agreement.

Share Incentive Plans

Win Yin Financial granted stock options and restricted share units on its shares to our employees pursuant to its 2013 Share Option Scheme, 2014 Share Option Scheme and Pre-IPO RSU Scheme, or the Share Incentive Plans. Pursuant to the group reorganization completed on November 18, 2015, our company became the holding company of the group and the majority of the operating PRC subsidiaries under Win Yin Financial became our wholly-owned PRC subsidiaries. In connection with the reorganization, we assumed the Share Incentive Plans from Win Yin Financial and adopted the Amended and Restated 2013 Share Option Scheme, Amended and Restated 2014 Share Option Scheme and Amended and Restated Pre-IPO RSU Scheme. We have further amended and restated these share incentive plans to enlarge the authorized amount of options and RSUs by adopting the Second Amended and Restated 2013 Share Option Scheme, the Fourth Amended and Restated 2014 Share Option Scheme and the Third Amended and Restated Pre-IPO RSU Scheme. We issued stock options and RSUs to our employees to replace the stock options and RSUs issued by Win Yin Financial. The terms and conditions of the stock options and RSUs with respect to vesting and exercisability remain the same.

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

Second Amended and Restated 2013 Share Option Scheme

The maximum aggregate number of ordinary shares that can be issued under the Second Amended and Restated 2013 Share Option Scheme, or the 2013 Share Option Scheme, is 41,000,000. As of March 31, 2019, options to purchase an aggregate of 9,613,460 ordinary shares have been granted by us and remain outstanding under the 2013 Share Option Scheme.

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

Fourth Amended and Restated 2014 Share Option Scheme

The following is a summary of the principal terms of the Fourth Amended and Restated 2014 Share Option Scheme, or the Revised 2014 Share Option Scheme. The maximum aggregate number of ordinary shares that can be issued under the Scheme is 200,000,000. As of March 31, 2019, options to purchase an aggregate of 54,749,800 ordinary shares have been granted by us and remain outstanding under the Revised 2014 Share Option Scheme.

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

Third Amended and Restated Pre-IPO RSU Scheme

The following is a summary of the principal terms of the Third Amended and Restated Pre-IPO RSU Scheme or Pre-IPO RSU Scheme. The shares in aggregate underlying all awards under the Pre-IPO RSU Scheme shall not exceed 100,000,000. As of March 31, 2019, RSUs granted by us and remain outstanding underlying an aggregate number of 31,828,160 ordinary shares.

Eligible participants.  Our employees, officers, directors, business associates or any other individuals as determined by our board of directors, in its sole discretion, has contributed or will contribute to our company, is eligible to participate in the Pre-IPO RSU Scheme.

Vesting schedule.  The administrator of the Pre-IPO RSU Scheme has sole discretion in determining the individual vesting schedules and other restrictions applicable to shares awarded under such scheme.

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

The following table summarizes, as of March 31, 2019, options and RSUs that we granted to our executive officers and to other individuals as a group and remain outstanding under our 2013 Share Option Scheme, 2014 Share Option Scheme and Pre-IPO RSU Scheme.

Name	Ordinary Shares Underlying Outstanding Options / RSUs Granted		Exercise Price(US$ per Share)	Date of Grant(4)	Date of Expiration
Wenbin Chen	*	(2)	0.500	April 27, 2016	April 26, 2022/2023/2024
	*	(2)	0.163	December 22,2017	October 26, 2021/2022/2023
Pingsen Chen	*	(2)	0.500	April 27, 2016	April 26, 2022/2023/2024
	*	(3)	—	December 5, 2017	December 31, 2023/2024
	*	(3)	—	March 1, 2019	April 26,2024/December 31,2024
Jigeng Chen	*	(1)	0.163	December 3, 2013	February 29, 2020
	*	(2)	0.163	December 15, 2014	October 26, 2021/2022/2023
	*	(2)	0.500	April 27, 2016	April 26, 2022/2023/2024
	*	(3)	—	December 5, 2017	December 31, 2023/2024
	*	(3)	—	March 1,2019	April 26,2024/December 31,2024
Qi Feng	*	(2)	0.163	December 15, 2014	October 26, 2021/2022/2023
	*	(2)	0.163	January 13, 2016	December 31, 2021/2022/2023
	*	(2)	0.500	April 27, 2016	April 26, 2022/2023/2024
	*	(3)	—	December 5, 2017	December 31,2023/2024
	*	(3)	—	March 1,2019	April 26,2024/December 31,2024
Dikuo Bo	*	(2)	0.163	December 15, 2014	October 26, 2021/2022/2023
	*	(2)	0.500	April 27, 2016	April 26, 2022/2023/2024
	*	(3)	—	December 5, 2017	December 31,2023/2024
	*	(3)	—	March 1,2019	April 26,2024/December 31,2024
Other individuals as a group	8,459,460	(1)	0.163	December 3, 2013	February 29, 2020
	6,765,700	(2)	0.163	December 15, 2014	October 26, 2021/2022/2023
	2,051,000	(2)	0.163	January 13, 2016	December 31, 2021/2022/2023
	17,053,140	(2)	0.500	April 27, 2016	April 26, 2022/2023/2024
	485,000	(3)	—	June 29, 2017	December 31, 2022/2023/2024/2025
	7,680,000	(2)	0.500	September 6, 2017	April 26, 2023/2024/2025
	11,267,800	(3)	—	December 5, 2017	December 31, 2023/2024
	1,300,000	(2)	0.500	June 21,2018	December 31,2024/2025/2026
	110,000	(3)	—	November 2,2018	December 31,2023/2024/2025/2026
	323,580	(3)	—	August 8,2018	April 26,2024/2025/2026
	2,618,380	(3)	—	January 1,2019	October 26,2024/April 26,2024/2025/2026
	4,050,280	(3)	—	March 1,2019	April 26,2024/December 31,2024
Total	96,191,420

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

C.                                    BOARD PRACTICES

Board of Directors

Our board of directors currently consists of seven directors. A director is not required to hold any shares in our company to qualify to serve as a director. A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with our Company is required to declare the nature of his or her interest at a meeting of our directors. A general notice given to the directors by any director to the effect that he or she is to be regarded as interested in any contract or other arrangement which may thereafter be made with that company or firm shall be deemed a sufficient declaration of interest in regard to any contract so made. A director may vote in respect of any contract or proposed contract or arrangement notwithstanding that he or she may be interested therein and if he or she does so his/her vote shall be counted and he may be counted in the quorum at any meeting of the directors at which any such contract or proposed contract or arrangement is considered. Our board of directors may exercise all of the powers of our Company to borrow money, to mortgage or charge its undertaking, property and uncalled capital, or any part thereof, and to issue debentures, debenture stock or other securities whenever money is borrowed or as security for any debt, liability or obligation of our Company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

Committees of the Board of Directors

We have established three committees under the board of directors, namely the audit committee, the compensation committee and the nominating and corporate governance committee. Each committee’s members and functions are described below. We have adopted a charter for each of the board committees.

Audit Committee

Our audit committee consists of four directors, namely Mr. Feng Li, Mr. Lijun Lin, Mr. Yonghong Fan and Ms. Jue Yao and is chaired by Mr. Feng Li. All four directors on our audit committee satisfy the “independence” requirements of the Nasdaq Stock Market Rules and the SEC. We have determined that Mr. Feng Li qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our Company. The audit committee is responsible for, among other things:

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

Compensation Committee

Our compensation committee consists of Ms. Ningfeng Chen, Mr. Lijun Lin and Mr. Feng Li and is chaired by Ms. Ningfeng Chen. Mr. Lijun Lin and Mr. Feng Li satisfy the “independence” requirements of the Nasdaq Stock Market Rules. Our compensation committee assists the board in reviewing and approving the compensation structure of our executive officers, including all forms of compensation to be provided to our executive officers. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Mr. Wenbin Chen, Mr. Feng Li and Ms. Jue Yao and is chaired by Mr. Wenbin Chen. Mr. Feng Li and Ms. Jue Yao satisfy the “independence” requirements of the Nasdaq Stock Market Rules. The nominating and corporate governance committee assists the board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of our board of directors. Our directors are not subject to a term of office and hold office until such time as they are removed from office with or without cause by a board resolution passed by a majority of not less than one-half of the directors or by an ordinary resolution of our shareholders. A director will be removed from office automatically if the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found by our company to be or becomes of unsound mind; (iii) resigns his office by notice in writing to the company; (iv) is removed from office by ordinary resolution or (v) is removed from office pursuant to any other provision of the articles of association.

D.            EMPLOYEES

As of December 31, 2018, we had a total of 2,921 employees, who were all full-time employees. The following table sets forth certain information about our employees by function as of December 31, 2018.

	Number of Employees	% of Total Employees
Technology	451	16%
Research	27	1%
Customer Service	504	17%
Sales & Marketing	1,550	53%
General & Administration	389	13%
Total	2,921	100%

We enter into individual employment contracts with our employees to cover matters such as salaries, benefits and grounds for termination. Each employee’s employment contract also covers non-competition and confidentiality arrangements during such employee’s employment with us. For information as to employment agreements with our executive officers, see “Item 6. Directors, Senior Management and Employees—B. Compensation—Employment Agreements.” We generally formulate our employees’ remuneration package to include salary, benefits and share-based compensation. We provide our employees with welfare benefits in accordance with applicable regulations and our internal policies. We also provide trainings for our employees with respect to business, compliance and internal management. Such trainings may be provided by internal departments or external trainers. We review the content of our trainings regularly to ensure that the trainings we provide to our employees are sufficient and up to date.

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

E.            SHARE OWNERSHIP

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2019:

•                  each of our directors and executive officers; and

•                  each person known to us to own beneficially more than 5% of our ordinary shares.

The calculations in the shareholder table below assume that there are 1,428,666,855 ordinary shares outstanding as of March 31, 2019.

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

	Ordinary Shares Beneficially Owned as of March 31, 2019
	Number	Percentage
Directors and Executive Officers:
Wenbin Chen (1)	408,666,840	28.60%
Ming Yan (1)	300,000,000	21.00%
Ningfeng Chen (1)	300,000,000	21.00%
Pingsen Chen	*	*
Jigeng Chen	15,246,920	1.07%
Qi Feng	*	*
Dikuo Bo	*	*
All directors and executive officers as a group	1,035,805,980	72.50%
Principal Shareholders:
Coreworth Investments Limited (2)	400,000,000	28.00%
Harmony Creek Investments Limited (3)	300,000,000	21.00%
Rich Horizon Investments Limited (4)	300,000,000	21.00%
Panhou Value Growth Fund SPC (5)	97,043,940	6.79%

*                 Less than 1% of our total outstanding shares.

(1)         Mr. Wenbin Chen is the sole shareholder of Coreworth Investments Limited, or Coreworth, and is deemed to be interested in 400,000,000 Shares held by Coreworth. The business address of Mr. Chen is 3rd Floor, Lujiazui Investment Tower, No.360 Pudian Road, Pudong New Area, Shanghai 200122, People’s Republic of China. Mr. Ming Yan is the sole shareholder of Harmony Creek Investments Limited, or Harmony Creek, and is deemed to be interested in 300,000,000 shares held by Harmony Creek. The business address of Mr. Yan is 3rd Floor, Lujiazui Investment Tower, No.360 Pudian Road, Pudong New Area, Shanghai 200122, People’s Republic of China. Ms. Ningfeng Chen is the sole shareholder of Rich Horizon Investments Limited, or Rich Horizon, and is deemed to be interested in 300,000,000 shares held by Rich Horizon. The business address of Ms. Chen is 3rd Floor, Lujiazui Investment Tower, No.360 Pudian Road, Pudong New Area, Shanghai 200122, People’s Republic of China.

(2)         Coreworth is a company incorporated under the laws of BVI and wholly-owned by Mr. Wenbin Chen. Its registered address is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(3)         Harmony Creek is a company incorporated under the laws of BVI and wholly-owned by Mr. Ming Yan. Its registered address is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(4)         Rich Horizon is a company incorporated under the laws of BVI and wholly-owned by Ms. Chen. Its registered address is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(5)         Panhou Value Growth Fund SPC is a segregated portfolio company incorporated under the laws of Cayman Islands. Among 97,043,940 ordinary shares beneficially owned by it, 95,081,680 ordinary shares were held by Asia Growth SP, a segregated portfolio of Panhou Value Growth Fund SPC and 1,962,260 ordinary shares were, on an as converted basis, held by the Global Growth SP, a segregated portfolio of Panhou Value Growth Fund SPC in the form of 98,113 ADS. Each share of ADS held by the Global Growth SP represents twenty (20) ordinary shares. Its registered address is Room 6111-12, 61th Floor, The Center, 99 Queen’s Road, Central Hong Kong.

As of March 31, 2019, 337,317,980 of our ordinary shares outstanding were held by one record holder in the United States, which is the depositary of our ADS program, representing 23.61% of our total issued and outstanding ordinary shares as of such date. None of our existing shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.            MAJOR SHAREHOLDERS

PLEASE REFER TO “ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES—E. SHARE OWNERSHIP.”

B.            RELATED PARTY TRANSACTIONS

Transactions with Shareholders and Related Parties

(1) Acquisition of Forthright Group

On December 29, 2017, we acquired 100% of the shares of the Forthright Group with a total consideration of approximately RMB 12.81 million. The Forthright Group was previously wholly owned by one of the Company’s Founding Shareholders. Upon completion of this acquisition, RMB 16.56 million was recognized as goodwill accordingly.

(2) Acquisition of Forthright International

On December 29, 2017, we acquired 100% of the shares of the Forthright International with a total consideration of approximately RMB 2.12 million. Forthright International was previously wholly owned by Win Yin Financial and Information Service Company Limited, which was wholly owned by our Founding Shareholders. Upon completion of this acquisition, RMB 1.34 million was recognized as goodwill accordingly.

(c) Fund investments managed by Chun Da

As at December 31, 2017, we held RMB 154.18 million (net of fair value loss) in fund investments managed by Chun Da. Chun Da is a wholly owned subsidiary within us which primarily provides asset management services.

(d) Loan to Group’s management personnel

On July 1, 2018, we approved a staff benefit plan in the form of staff loan. The plan provides non-interest bearing staff loans for house purchase. As at December 31, 2018, we have granted RMB 5 million to our management personnel.

(e) Advanced leasing deposit with Shanghai Xie Yu Properties Limited

On May 1, 2018, we entered into an advanced leasing agreement with Shanghai Xie Yu Properties Limited (Xie Yu) and have paid RMB 20 million as non-interest bearing deposit in advance. Based on the agreement, future rent can be paid out from the deposit. We identify Xie Yu as a related party, because we could impose significant influence on Xie Yu through our CEO’s spouse.

Employment Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Employee Agreements” for a description of the employment agreements we have entered into with our senior executive officers.

Share Incentives

See “Item 6. Directors, Senior Management and Employees—B. Compensation— Share Incentive Plan” for a description of share options we have granted to our directors, officers and other individuals as a group.

C.            Interests of Experts and Counsel

Not applicable.

Item 8. FINANCIAL INFORMATION

A.            CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Consolidated Financial Statements

See Item 18. “Financial Statements” for our audited consolidated financial statements filed as a part of this annual report.

Legal Proceedings

From time to time, we may be subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims. Any such claims, even if lacking merit, could result in the expenditure of managerial resources and materially adversely affect its business, financial condition and results of operations. Except as described below, we are not and have not been involved in any legal proceedings which may have, or have had, a significant effect on our business, financial position and results of operations or liquidity, and we are not aware of any proceedings that are pending or threatened which may have a significant effect on our business, financial position, results of operations or liquidity.

The Company is involved in various legal actions arising in the ordinary course of its business

On November 26, 2018, our subsidiary Shanghai Qian Jing Industrial Co., Ltd initiated legal proceedings to collect an aggregated claim of RMB12 million for cooperative contract and the case has been settled subsequently. We have fully recovered our claims in March, 2019.

Dividend Policy

Our wholly-owned PRC subsidiaries, prior to the reorganization completed on November 18, 2015, have paid significant dividends to our founders or companies controlled by our founders, including RMB100.0 million in 2014 and RMB705.0 million in 2015. In March 2017, we announced a dividend of US$0.80 per ADS for the full fiscal year of 2016, and the aggregate amount of this dividend payment was US$56.0 million. In March 2018, we announced a dividend of US$0.40 per ADS for the full fiscal year of 2017, and the aggregate amount of this dividend payment was US$25.8 million. For the full fiscal year of 2018, we didn’t pay dividends to our shareholders primarily because our business incurred substantial losses and we decided to maintain cash in a healthy level for its operations. Going forward, we will consider to pay dividends to our ordinary shareholders, while the timing, amount and form of future dividends, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors.

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

B.            SIGNIFICANT CHANGES

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9. THE OFFER AND LISTING

A.            OFFER AND LISTING DETAILS

Price Range of American Depositary Shares

Our ADSs, each representing 20 of our ordinary shares, have been listed on the NASDAQ Global Select Market since April 27, 2016. Our ADSs trade under the symbol “YIN” since April 2016.

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

D.            EXCHANGE CONTROLS

See “Item 4. Information on the Company —B. Business Overview—Regulation—Foreign Exchange Administration.”

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

PRC Taxation

Under the EIT law and its implementation rules, both effective on January 1, 2008, all domestic and foreign investment companies will be subject to a uniform enterprise income tax at the rate of 25% and dividends from PRC enterprises to their foreign shareholders will be subject to a withholding tax at a rate of 10% if the foreign investors are considered as non-resident enterprises without any establishment or place within the PRC or if the dividends payable have no connection with the establishment or place of the foreign investors within the PRC, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a lower withholding tax rate. In accordance with Caishui (2008) No. 1 issued by the Ministry of Finance (“MOF”) and SAT on February 22, 2008, the accumulative undistributed profits of foreign investment companies generated before January 1, 2008, and distributed to foreign investors after year 2008, shall be exempt from withholding tax.

The EIT Law has introduced the concept of “resident enterprises” and corresponding tax liability on resident enterprises’ worldwide income, whilst “non-resident enterprises” without any place or establishment in the PRC are required to pay 10% income tax on their passive incomes from sources within China only. A resident enterprise refers to an enterprise that (i) was established/incorporated within the PRC, or (ii) was established/ incorporated under the laws of a foreign jurisdiction but has its “de facto management body” in the PRC. A non-resident enterprise refers to an enterprise which was established/incorporated under the laws of a foreign jurisdiction and does not have its “de facto management body” in the PRC, but has an establishment or place in the PRC, or has China-sourced income even though it does not have any establishment or place in the PRC.

Under the implementation rules of the EIT Law, “de facto management body” is defined as an organization that has material and overall management and control over the business, personnel, accounts and properties of an enterprise. In April 2009, the SAT issued a Notice on Issues Relating to Determination of PRC-Controlled Offshore Enterprises as PRC Resident Enterprises Based on “De Facto Management Body” Test (“SAT Circular No. 82”), under which, an offshore enterprise controlled by a PRC enterprise or a PRC enterprise group will be characterized as a “resident enterprise” due to the fact that its “de facto management body” is located within the PRC, if all of the following conditions are met at the same time: (i) the senior management personnel responsible for its daily operations and the place where the senior management departments discharge their responsibilities are located primarily in the PRC, (ii) its finance and human resources related decisions are made by or are subject to the approval of institutions or personnel located in the PRC, (iii) its major assets, books and records, company seals and minutes of its board of directors and shareholder meetings are located or kept in the PRC, and (iv) senior management personnel or 50% or more of the members of its board of directors with voting power of the enterprise reside in the PRC. SAT Circular No. 82 further specifies that the principle of “substance over form” shall be adopted in determining whether the “de facto management body” is located within China.

We does not meet all of the conditions above to be considered a resident enterprise and are not treated as a “resident enterprise” for PRC tax purposes. However, it remains unclear how PRC tax authorities will determine the tax residency status of foreign enterprises controlled by individuals or foreign entities, such as us. If the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ADSs. In addition, non-resident enterprise shareholders (including ADS holders) may be subject to PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders (including our ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% (unless a reduced rate is available under an applicable tax treaty). It is also unclear whether non-PRC shareholders would be able to claim the benefits of any tax treaties between their tax residence and the PRC in the event that Yintech is treated as a PRC resident enterprise.

Pursuant to Paragraph 5 of Article 12 of the PRC-US Tax Treaty, gains from the alienation of shares of a company which is a PRC resident other than those mentioned in paragraph 4 (which refers to shares of a company the property of which consists principally of real property in the PRC) and representing a participation of at least 25% may be taxed in China. Paragraph 6 of Article 12 of the PRC-US Tax Treaty further specifies that “[G]ains derived by a resident of a Contracting State from the alienation of any property other than that referred to in paragraphs 1 through 5 and arising in the other Contracting State may be taxed in that other Contracting State.” By virtue of this provision, the capital gains realized by U.S. residents may be taxed in the PRC if the capital gains are considered as “arising in” the PRC. Under the CIT Law and its implementing rules, the capital gains from transfer of shares may be considered as “arising in” the PRC if the enterprise whose shares are transferred is “located in” China. If we are considered a PRC resident enterprise, and if the Chinese tax authorities take the position that a PRC resident enterprise is deemed to be located in China, the capital gains realized by the U.S. residents from transfer of their shares may be taxed in the PRC depending on how the PRC-US Tax Treaty is interpreted and implemented by the Chinese tax authorities.

United States Federal Income Tax Considerations

The following is a discussion of material U.S. federal income tax consequences to U.S. Holders, as defined below, of owning and disposing of our ordinary shares. It does not purport to be a comprehensive description of all tax considerations that may be relevant to a particular investor’s decision to own our ordinary shares. This discussion applies only to U.S. Holders that own our ordinary shares as capital assets for U.S. federal income tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including alternative minimum tax consequences, any aspect of the Medicare contribution tax on “net investment income” and tax consequences applicable to U.S. Holders subject to other special rules, such as, but not limited to certain financial institutions.

This discussion does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

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

We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov or inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of documents, upon payment of a duplicating fee, by writing to the SEC. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Information about Yintech Investment Holdings Limited is also available on the web at ir.yintech.net.

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

Foreign Exchange Risk

All of our revenues and substantially all of our expenses are denominated in RMB. In our consolidated financial statements, our financial information that uses RMB as the functional currency has been translated into U.S. dollars. Currently our exposure to foreign exchange risk primarily relates to our cash and cash equivalents denominated in U.S. dollars as a result of the proceeds from our initial public offering. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure to such risk. Although in general our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the exchange rate between U.S. dollar and RMB because the value of our business is effectively denominated in RMB, while our ADSs will be traded in U.S. dollars.

The value of the RMB against the U.S. Dollar and other currencies is affected by changes in China’s political and economic conditions and China’s foreign exchange policies, among other things. On July 21, 2005, the PRC government changed its decades-old policy of pegging the value of the RMB to the U.S. Dollar, and the RMB appreciated by more than 20% against the U.S. Dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. Dollar remained within a narrow band. Since June 2010, the RMB has fluctuated against the U.S. Dollar, at times significantly and unpredictably, and in recent years the RMB has depreciated significantly against the U.S. Dollar. Since October 1, 2016, the RMB has joined the International Monetary Fund’s basket of currencies that make up the Special Drawing Right (“SDR”), along with the U.S. Dollar, Euro, Japanese yen and British pound. In 2016 and 2017, the value of the RMB depreciated by approximately 7.2% and appreciated by approximately 6.7% against the U.S. Dollar, respectively. From the end of 2017 through the end of November 2018, the value of the RMB depreciated by approximately 6.5% against the U.S. Dollar. With the development of the foreign exchange market and progress towards interest rate liberalization and RMB internationalization, the PRC government may in the future announce further changes to the exchange rate system and there is no guarantee that the RMB will not appreciate or depreciate significantly in value against the U.S. Dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. Dollar in the future.

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

Credit Risk

Credit risk is the exposure to credit loss in the event of non-performance by the counterparties related to cash and cash equivalents, restricted cash, trade receivables and interest rate swap agreements, if applicable. In order to minimize counterparty risk, bank relationships are established with counterparties with acceptable credit ratings at the time of the transactions. Substantially all of our cash at banks and wealth management products are deposited in large PRC state-owned or state-controlled banks. Credit risk related to receivables is limited by performing ongoing credit evaluations of the customers’ financial condition.

Interest Rate Risk

As a part of our business, we invest in interest-earning assets and are obligated on interest-bearing liabilities. Interest rate fluctuations primarily affect our interest income and interest expenses. We earn interest income primarily from margin financing and and make interest payments on deposits we hold on behalf of our customers and borrowings provided by commercial lenders. Changes in interest rates could affect the interest earned on assets differently than interest paid on liabilities. A rising interest rate environment generally results in a larger net interest spread. Conversely, a falling interest rate environment generally results in a smaller net interest spread. Our most prevalent form of interest rate risk is referred to as ‘‘gap’’ risk. This risk occurs when the interest rates we earn on assets change at a different frequency or scale than the interest rates we pay on liabilities.

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

Inflation Risk

To date, inflation in China has not materially impacted our results of operations. According to the PRC National Bureau of Statistics, the year-over-year percent changes in the consumer price index for December 2016, 2017 and 2018 were increases of 2.0%, 1.6% and 2.1%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

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
$5.00 (or less) per 100 ADSs (or portion thereof)

Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property
Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$.05 (or less) per ADS (or portion thereof)	Any cash distribution to ADS holders
A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders
$.05 (or less) per ADS (or portion thereof) per annum	Depositary services
Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares
Expenses of the depositary	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) Converting foreign currency to U.S. dollars
Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	As necessary
Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

The Bank of New York Mellon is the depositary of our ADS program. A holder of ADSs may have to pay certain fees of The Bank of New York Mellon, as depositary, and certain taxes, registration and transfer charges and fees and governmental charges and fees. The depositary collects fees for delivery and surrender of ADSs directly from holders depositing shares or surrendering ADSs for the purpose of withdrawal, or from intermediaries acting for them.  The depositary collects fees for making distributions to holders by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees.  The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing holders or by charging the book-entry system accounts of participants acting for them. The depositary may collect any fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees.  The depositary may generally refuse to deliver ADSs or deposited shares or to forward any distributions until its fees for those services are paid.

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

Based upon this evaluation, our management has concluded that, as of December 31, 2018, our existing disclosure controls and procedures were ineffective, solely due to the material weaknesses in internal control over financial reporting identified below.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the exchange Act), Under the supervision and with the participation of our Chief Executive Officer and Interim Chief Financial Officer, our management conducted an assessment of the effectiveness of internal control over financial reporting as of December 31, 2018 based on the criteria established in Internal Control — Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management determined that our internal control over financial reporting was ineffective due to the presence of a material weakness.

The material weakness identified relates to our lack of sufficient accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements and failure to establish and clearly communicate acceptable policies regarding U.S. GAAP financial reporting.

A material weakness (as defined in Rule 12b-2 under the Exchange Act) is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented on a timely basis.

This control deficiency creates a reasonable possibility that a material misstatement to the consolidated financial statements will not be prevented or detected on a timely basis, and therefore we concluded that the deficiency represents a material weakness in the Company’s internal control over financial reporting and our internal control over financial reporting was not effective as of December 31, 2018.

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

Remediation of Material Weaknesses

To address the material weakness and control deficiencies identified and to improve our internal control over financial reporting and disclosure controls, we have developed a plan to implement further measures. We are in the process of hiring additional competent accounting staff with appropriate knowledge and experience of U.S. GAAP and SEC reporting requirements, and engage external advisors such as our independent registered public accounting firm to provide trainings on U.S. GAAP and SEC regulations for our accounting personnel. We will also develop and implement a full set of U.S. GAAP accounting policies and financial reporting procedures as well as related internal control policies, including implementing a comprehensive accounting manual to guide day-to-day accounting operations and reporting work. We expect to complete these measures as soon as practicable. We expect that we will incur significant costs in the implementation of such measures. However, the implementation of these measures may not fully address the deficiencies in our internal control over financial reporting. We are not able to estimate with reasonable certainty the costs that we will need to incur to implement these and other measures designed to improve our internal control over financial reporting.

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

	For the year ended December 31,
	2016	2017	2018
	US$	US$	US$
	(in thousands)
Audit fees(1)	591	712	660
Tax fees(2)	—	—	30

(1)         “Audit fees” represents the aggregate fees billed for each of the fiscal years listed for professional services rendered by our principal accounting firm for the audit of our annual consolidated financial statements, and/or services that are normally provided by the auditors in connection with statutory and regulatory filings or engagement.

(2)   “Tax fees” represents the aggregate fees billed for each of the fiscal years listed for the professional tax services rendered by our principal auditors.

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

Our consolidated financial statements are included at the end of this annual report.

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

12.1*	Certification by Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Certification by Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	Certification by Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit Number	Description of Document
15.1*	Consent of Independent Registered Public Accounting Firm

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Labels Linkbase Document

101.PRE*	RL Taxonomy Extension Presentation Linkbase Document

*                 Filed with this annual report on Form 20-F

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Yintech Investment Holdings Limited

By:	/s/ Wenbin Chen
	Name:	Wenbin Chen
	Title:	Chairman and Chief Executive Officer

Date: April 30, 2019

CONSOLIDATED FINANCIAL STATEMENTS OF

YINTECH INVESTMENT HOLDINGS LIMITED

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Yintech Investment Holdings Limited (the “Company”):

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Yintech Investment Holdings Limited and subsidiaries as of December 31, 2018 and 2017, the related consolidated statements of comprehensive income/(loss), shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2018, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG Huazhen LLP

We have served as the Company’s auditor since 2015.

Shanghai, China
April 30, 2019

YINTECH INVESTMENT HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands)

		December 31,
	Note	2017	2018	2018
		RMB	RMB	(Note2)USD
				Unaudited
Assets

Cash	6	690,478	257,789	37,494
Entrusted bank balances held on behalf of customers	7	150,452	73,226	10,650
Short-term investments	8	1,212,006	1,479,109	215,127
Deposits with clearing organizations		1,152	34,215	4,976
Amount due from related parties		—	25,000	3,636
Equity method investment	15	—	24,730	3,597
Equipment and leasehold improvements	9	39,214	24,316	3,537
Deferred tax assets	27	34,431	31,239	4,544
Goodwill	13	1,096,972	637,147	92,669
Accounts receivable	10	171,156	180,230	26,213
Intangible assets	14	433,983	330,247	48,032
Other assets	11	311,281	155,648	22,639

Total assets		4,141,125	3,252,896	473,114

Liabilities and Shareholders’ Equity

Accounts payable (including accounts payable of the consolidated variable interest entities (“VIE”) and VIE’s subsidiaries without recourse to the Company of RMB 1,985 thousand and RMB 2,283 thousand as of December 31, 2017 and 2018, respectively)		197,516	119,469	17,376
Accrued employee benefits (including accrued employee benefits of the consolidated VIE and VIE’s subsidiaries without recourse to the Company of RMB 12,299 thousand and RMB 19,708 thousand as of December 31, 2017 and 2018, respectively)		142,085	189,042	27,495
Income tax payable (including income tax payable of the consolidated VIE and VIE’s subsidiaries without recourse to the Company of RMB 5,522 thousand and RMB 11,042 thousand as of December 31, 2017 and 2018, respectively)		73,458	95,415	13,878
Deferred tax liabilities (including deferred tax liabilities of the consolidated VIE and VIE’s subsidiaries without recourse to the Company of nil and RMB 38,287 thousand as of December 31, 2017 and 2018, respectively)	27	106,315	79,618	11,580
Other liabilities (including other liabilities of the consolidated VIE and VIE’s subsidiaries without recourse to the Company of RMB 8,625 thousand and RMB 62,645 thousand as of December 31, 2017 and 2018, respectively)	12	45,553	144,392	21,001

Total liabilities		564,927	627,936	91,330

The accompanying notes are an integral part of the consolidated financial statements.

YINTECH INVESTMENT HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in thousands)

		December 31,
	Note	2017	2018	2018
		RMB	RMB	(Note2) USD
				Unaudited
Liabilities and Shareholders’ Equity (continued)

Ordinary shares (US$0.00001 par value; 3,000,000,000 shares authorized, 1,425,282,175 shares issued and 1,413,951,095 shares outstanding as of December 31, 2017; 1,468,059,155 shares issued and 1,428,942,175 shares outstanding as of December 31, 2018)	16	93	96	14
Treasury stock (11,331,080 and 39,116,980 shares as of December 31, 2017 and 2018, respectively)	17	(36,973)	(111,169)	(16,169)
Additional paid-in capital	16	2,058,312	1,927,854	280,395
Retained earnings	19	1,516,525	652,687	94,929
Accumulated other comprehensive income	20	24,423	47,761	6,947

Total Yintech shareholders’ equity		3,562,380	2,517,229	366,116

Non-controlling interests	21	13,818	107,731	15,668

Total shareholders’ equity		3,576,198	2,624,960	381,784

Commitments and contingencies	22	—	—	—

Total liabilities and shareholders’ equity		4,141,125	3,252,896	473,114

The accompanying notes are an integral part of the consolidated financial statements.

YINTECH INVESTMENT HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(Amounts in thousands, except share and per share data)

		Year ended December 31,
	Note	2016	2017	2018	2018
		RMB	RMB	RMB	(Note2) USD
					Unaudited
Revenues
Commissions and fees, net	23	2,547,043	2,198,575	941,868	136,989
Trading gains, net	24	12,563	40,554	34,333	4,994
Interest and investment income		4,365	5,406	18,128	2,637
Other revenues	25	155,570	204,411	100,415	14,605
		2,719,541	2,448,946	1,094,744	159,225
Expenses
Commission expense		—	—	(2,012)	(293)
Employee compensation and benefits		(839,024)	(1,066,553)	(808,292)	(117,561)
Advertising and promotion	26	(554,291)	(424,865)	(223,265)	(32,473)
Information technology and communications		(40,905)	(41,170)	(32,421)	(4,715)
Occupancy and equipment rental		(76,594)	(123,680)	(115,810)	(16,844)
Taxes and surcharges		(30,748)	(21,080)	(6,455)	(939)
Intangible assets amortization		(19,081)	(56,547)	(56,515)	(8,220)
Impairment of goodwill and intangible assets		—	—	(639,000)	(92,939)
Other expenses		(107,766)	(78,509)	(83,334)	(12,120)
		(1,668,409)	(1,812,404)	(1,967,104)	(286,104)
Income/(loss) before income taxes		1,051,132	636,542	(872,360)	(126,879)
Income tax expense	27	(125,430)	(169,556)	(1,028)	(150)
Net income/(loss)		925,702	466,986	(873,388)	(127,029)

Less: Net loss attributable to non-controlling interests		(4,966)	(13,678)	(10,350)	(1,505)
Net income/(loss) attributable to Yintech		930,668	480,664	(863,038)	(125,524)
Earnings/(loss) per share	28
Basic		0.79	0.34	(0.60)	(0.09)
Diluted		0.75	0.33	(0.60)	(0.09)

Other comprehensive income/(loss)
Unrealized gain/(loss) on available-for-sale investments, net of tax		—	(800)	—	—
Foreign currency translation adjustment		42,696	(18,714)	22,538	3,279
Comprehensive income/(loss)		968,398	447,472	(850,850)	(123,750)
Comprehensive loss attributable to non-controlling interests		(4,966)	(13,678)	(10,350)	(1,505)
Comprehensive income/(loss) attributable to Yintech		973,364	461,150	(840,500)	(122,245)

The accompanying notes are an integral part of the consolidated financial statements.

YINTECH INVESTMENT HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Amounts in thousands)

		Ordinary Shares		Treasury Stock		Additional paid-in capital	Retained Earnings	Accumulated other comprehensive income	Equity attributable to non- controlling interest	Total
	Note	Shares	Amount	Shares	Amount	Amount	Amount	Amount	Amount	Amount
			RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2015		1,000,000,000	65	—	—	257,098	105,193	1,241	—	363,597

Net income		—	—	—	—	—	930,668	—	(4,966)	925,702
Shares issued in connection with:
-Initial Public Offering (“IPO”) and private issuance to MeMeStar	16	164,814,815	11	—	—	660,155	—	—	—	660,166
-Exercise of stock options and Vesting of RSUs	16	12,002,820	1	—	—	10,754	—	—	—	10,755
-Acquisition of subsidiaries	16	200,890,940	13	—	—	1,146,239	—	—	—	1,146,252
Share-based compensation	29	—	—	—	—	163,813	—	—	—	163,813
Business combination	4	—	—	—	—	—	—	—	3,000	3,000
Other comprehensive income		—	—	—	—	—	—	42,696	—	42,696
Acquisition of subsidiaries’ shares from non-controlling shareholders		—	—	—	—	(1,281)	—	—	1,281	—

Balance as of December 31, 2016		1,377,708,575	90	—	—	2,236,778	1,035,861	43,937	(685)	3,315,981

The accompanying notes are an integral part of the consolidated financial statements.

YINTECH INVESTMENT HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Amounts in thousands)

		Ordinary Shares		Treasury Stock		Additional paid-in capital	Retained Earnings	Accumulated other comprehensive income	Equity attributable to non- controlling interest	Total
	Note	Shares	Amount	Shares	Amount	Amount	Amount	Amount	Amount	Amount
			RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2016		1,377,708,575	90	—	—	2,236,778	1,035,861	43,937	(685)	3,315,981

Net income		—	—	—	—	—	480,664	—	(13,678)	466,986
Shares issued in connection with:
-Exercise of stock options and vesting of RSUs	16	47,573,600	3	—	—	36,930	—	—	—	36,933
Disposal of a subsidiary		—	—	—	—	—	—	—	5,474	5,474
Stock repurchase	17	—	—	(11,331,080)	(36,973)	—	—	—	—	(36,973)
Share-based compensation	29	—	—	—	—	169,717	—	—	—	169,717
Dividend distribution	18	—	—	—	—	(385,113)	—	—	—	(385,113)
Business combination	4	—	—	—	—	—	—	—	22,707	22,707
Other comprehensive loss		—	—	—	—	—	—	(19,514)	—	(19,514)

Balance as of December 31, 2017		1,425,282,175	93	(11,331,080)	(36,973)	2,058,312	1,516,525	24,423	13,818	3,576,198

The accompanying notes are an integral part of the consolidated financial statements.

YINTECH INVESTMENT HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Amounts in thousands)

		Ordinary Shares		Treasury Stock		Additional paid-in capital	Retained Earnings	Accumulated other comprehensive income	Equity attributable to non-controlling interest	Total
	Note	Shares	Amount	Shares	Amount	Amount	Amount	Amount	Amount	Amount
			RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2017		1,425,282,175	93	(11,331,080)	(36,973)	2,058,312	1,516,525	24,423	13,818	3,576,198

Cumulative effect of adoption of ASU 2016-01		—	—	—	—	—	(800)	800	—	—
Net loss		—	—	—	—	—	(863,038)	—	(10,350)	(873,388)
Shares issued in connection with:
-Exercise of stock options and vesting of RSUs	16	42,776,980	3	—	—	19,932	—	—	—	19,935
Stock repurchase	17	—	—	(27,785,900)	(74,196)	—	—	—	—	(74,196)
Share-based compensation	29	—	—	—	—	27,107	—	—	—	27,107
Dividend distribution	18	—	—	—	—	(177,497)	—	—	—	(177,497)
Capital contribution from non-controlling shareholders		—	—	—	—	—	—	—	95,550	95,550
Business combination	4	—	—	—	—	—	—	—	8,713	8,713
Other comprehensive income		—	—	—	—	—	—	22,538	—	22,538

Balance as of December 31, 2018		1,468,059,155	96	(39,116,980)	(111,169)	1,927,854	652,687	47,761	107,731	2,624,960

Balance as of December 31, 2018 (USD)(Unaudited)		—	14	—	(16,169)	280,395	94,929	6,947	15,668	381,784

The accompanying notes are an integral part of the consolidated financial statements.

YINTECH INVESTMENT HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	Year ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	(Note2) USD
				Unaudited
Cash flows from operating activities:
Net income/(loss)	925,702	466,986	(873,388)	(127,029)
Adjustments to reconcile net income/(loss) to cash provided by operating activities:
Depreciation and amortization	32,370	83,014	78,152	11,367
Gain on sale of equipment	(206)	(524)	(298)	(43)
Fair value change of derivatives	(59,460)	45,569	—	—
Trading gains/(losses)	(10,695)	(38,392)	(34,333)	(4,994)
Deferred tax (benefit)/expense	(50,347)	35,206	(61,792)	(8,987)
Share-based compensation	163,813	169,717	27,107	3,943
Gain from disposal of subsidiaries	(677)	(87,217)	(5,754)	(837)
Impairment of goodwill and intangible assets	—	—	639,000	92,939

Changes in operating assets and liabilities, net of acquisition:
(Increase)/decrease in deposits with clearing organizations	(25,903)	258,875	(33,063)	(4,809)
(Increase)/decrease in account receivables and other assets arising from operating activities	(8,411)	(74,052)	105,977	15,414
Increase in amount due from related parties	—	—	(25,000)	(3,636)
Decrease in accounts payable	(1,562)	(78,427)	(78,017)	(11,347)
Increase/(decrease) in accrued employee benefits	85,451	(2,828)	52,770	7,675
(Decrease)/ increase in other liabilities arising from operating activities	(140,903)	(67,058)	119,646	17,400
Increase/(decrease) in income taxes payable	121,664	(42,397)	23,361	3,398
Net cash provided by/(used in) operating activities	1,030,836	668,472	(65,632)	(9,546)

Cash flows from investing activities:
Proceeds from sale of equipment	1,469	467	383	56
Cash paid for purchase of equipment and leasehold improvements	(25,488)	(31,945)	(10,008)	(1,456)
Cash paid for purchase of short-term investments	(8,625,200)	(16,155,280)	(16,129,945)	(2,346,003)
Cash received from sale of short-term investments	8,501,625	15,059,010	15,883,215	2,310,118
Payment for equity method investments	—	—	(24,500)	(3,563)
(Payment for)/proceeds from acquisition of subsidiaries, net of cash and restricted cash acquired	(119,413)	39,618	(11,352)	(1,651)
Cash received/(decrease) from disposal of subsidiaries	541	92,024	(384)	(56)
Net cash used in investing activities	(266,466)	(996,106)	(292,591)	(42,555)

The accompanying notes are an integral part of the consolidated financial statements.

YINTECH INVESTMENT HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(Amounts in thousands)

	Year ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	(Note2) USD
				Unaudited
Cash flows from financing activities:
Proceeds from issuance of ordinary shares	660,166	—	—	—
Proceeds from non-controlling shareholders	—	—	95,550	13,897
Repayment of borrowings from related parties	(118,880)	—	—	—
Proceeds from exercise of options	—	49,409	4,451	647
Dividends paid	(126,876)	(385,113)	(177,497)	(25,816)
Purchase of treasury stock	—	(36,973)	(74,196)	(10,791)
Net cash provided by/(used in) financing activities	414,410	(372,677)	(151,692)	(22,063)

Net increase/(decrease) in cash and restricted cash	1,178,780	(700,311)	(509,915)	(74,164)
Cash and restricted cash — beginning of year	362,461	1,541,241	840,930	122,308

Cash and restricted cash — end of year	1,541,241	840,930	331,015	48,144

Supplemental disclosure of cash flow information
Cash paid for income taxes	54,113	134,276	22,942	3,337
Cash paid for interest	—	—	—	—

The accompanying notes are an integral part of the consolidated financial statements.

YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands)

1.                            DESCRIPTION OF BUSINESS AND ORGANIZATION

Yintech Investment Holdings Limited (“Yintech”, or the “Company”) was incorporated under the laws of the Cayman Islands on November 4, 2015, which was 100% ultimately owned by Chen Wenbin, Yan Ming, and Chen Ningfeng (collectively the “Founding Shareholders”), each held 40%, 30%, and 30% equity interest in Yintech.

Prior to June 2017, Yintech and its subsidiaries (hereinafter the “Group”) primarily provided trading and investment services for online spot commodity trading through three exchanges, namely Shanghai Gold Exchange (“Shanghai Exchange”), Tianjin Precious Metals Exchange (“Tianjin Exchange”) and Guangdong Precious Metals Exchange (“Guangdong Exchange”) (collectively, the “Exchanges”) in the PRC. Among the three exchanges the Group operated on, Shanghai Exchange is established by the People’s Bank of China (“PBOC”), with the approval of the State Council of the PRC, and is the only national-level exchange for spot commodity trading in China. Tianjin and Guangdong Exchanges are provincial-level exchanges supervised by the Finance Office of Tianjin Municipal Government and the Department of Commerce of Guangdong Province, respectively.

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

On April 24, 2017, Guangdong Exchange announced that it has adjusted its commodity trading business in light of new market development, and in particular, it terminated the trading of all the spot commodity on the exchange on May 6, 2017.

On June 2, 2017, Tianjin Exchange announced that it would adjust its commodity trading business in order to reduce trading risks. In particular, it suspended the opening of new trading positions and significantly tightened leverage requirement for all commodities (silver, palladium and platinum) traded on the exchange starting from June 12, 2017. The closing of existing trading positions was not affected. In August and November 2017, eight subsidiaries in total that provided customers with services in relation to trading of spot commodities on Guangdong Exchange and Tianjin Exchange were disposed of.

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

Starting from June 2017, through xinhuanet.com, hexun.com, sina.com.cn and the Group’s self-developed and self-maintained platform, the Group provides securities advisory services to its individual clients.

YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands)

1.                            DESCRIPTION OF BUSINESS AND ORGANIZATION (CONTINUED)

Starting from October 2017, the Group provides asset management service to its targeting high net worth individuals in China. The Group engages in such business activity through launching and managing asset management products. The asset management services is supervised by the Asset Management Association of China (“AMAC”).

Starting from 2018, the Group provides Type 1 regulated activity (dealing in securities) and Type 4 regulated activity (advising on securities) under the Hong Kong Securities and Futures Ordinance to its individual and institutional customers through Forthright Financial Holdings Company Limited and its subsidiaries (collectively, the “Forthright Group”), which were acquired in December 2017. The securities brokerage service and securities advisory service are regulated by the Securities and Futures Commission of Hong Kong (“SFC”).

As of December 31, 2018, Yintech has subsidiaries, VIEs and VIEs’ subsidiaries in countries and jurisdictions including the People’s Republic of China (“PRC”), Hong Kong, United States of America (“USA”), British Virgin Islands (“BVI”) and New Zealand (“NZ”). Details of the subsidiaries, VIEs and VIEs’ subsidiaries of the Company are set out below:

YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands)

1.                            DESCRIPTION OF BUSINESS AND ORGANIZATION (CONTINUED)

Name of subsidiary	Date of incorporation/ acquisition	Paid up capital	% of equity interest held by the Company	Place of incorporation

Shanghai Yin Sai Computer Technology Co., Ltd. (Yin Sai) (formerly known as Shanghai Yin Tian Xia Technology Co., Ltd.)	Incorporated on June 27, 2011	RMB 5 million	100%	PRC

Shanghai Rong Qi Financial and Information Service Co., Ltd.) (formerly known as Shanghai Yin Tian Xia Financial and Information Service Co., Ltd.)	Incorporated on May 15, 2014	RMB 5 million	100%	PRC

Yintech Enterprise Co., Ltd. (formerly known as Win Yin Gold Investment Co., Ltd. (BVI))	Incorporated on September 29, 2014	USD 1 dollar	100%	BVI

Yintech Enterprise (HK) Investment Co., Ltd. (formerly known as Win Yin (HK) Gold Investment Co., Ltd.)	Incorporated on October 31, 2014	HKD 1 dollar	100%	Hong Kong

Shanghai Chun Xin Information Technology Co., Ltd. (formerly known as Shanghai Zu Ding Culture Communication Co., Ltd.)	Incorporated on April 14, 2015	RMB 1 million	100%	PRC

Shanghai Yintech Investment Group Co., Ltd. (formerly known as Shanghai Yin Tian Xia Investment Management (Group) Co., Ltd.)	Incorporated on April 14, 2015	USD 30 million	100%	PRC

Yintech Frontier Co., Ltd.	Incorporated on November 5, 2015	USD 1 dollar	100%	BVI

Yintech Elements Co., Ltd.	Incorporated on November 9, 2015	USD 1 dollar	100%	BVI

Shanghai Jin Dou Information Technology Co., Ltd. (“Jin Dou”)	Incorporated on November 12, 2015	RMB 10 million	100%	PRC

Yintech Elements (HK) Co., Ltd.	Incorporated on November 19, 2015	HKD 1 dollar	100%	Hong Kong

YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands)

1.                            DESCRIPTION OF BUSINESS AND ORGANIZATION (CONTINUED)

Name of subsidiary	Date of incorporation/ acquisition	Paid up capital	% of equity interest held by the Company	Place of incorporation

Yintech Frontier (HK) Co., Ltd.	Incorporated on November 19, 2015	HKD 1 dollar	100%	Hong Kong

Shanghai Jin Huan Industrial Co., Ltd. (“Jin Huan”)	Incorporated on November 30, 2015	RMB 9.95 million	100%	PRC

Shanghai Jin Yi Information Technology Co., Ltd., (“Jin Yi”)	Incorporated on December 4, 2015	RMB 10 million	100%	PRC

Shanghai Yi Shi Information Technology Co., Ltd. (“Yi Shi”)	Incorporated on March 30, 2016	RMB 10 million	100%	PRC

Yintech Ventures Co., Ltd.	Incorporated on June 1, 2016	USD 1 dollar	100%	BVI

Shanghai Yin He You Co., Ltd. (“Yin He You”)	Acquired on June 1, 2016	RMB 5 million	100%	PRC

Yintech Gold Co., Ltd.	Incorporated on June 16, 2016	—	100%	BVI

Yintech Ventures (HK) Co., Ltd.	Incorporated on June 21, 2016	HKD 1 dollar	100%	Hong Kong

Shanghai Li Xian Information Technology Co., Ltd. (“Li Xian”)	Incorporated on July 26, 2016	—	100%	PRC

Shanghai Xie Luo Information Technology Co., Ltd. (“Xie Luo”)	Incorporated on July 26, 2016	—	100%	PRC

Gold Master (HK) Co., Ltd.(“Gold Master HK”)	Acquired on August 31, 2016	USD 3 million	100%	Hong Kong

Shanghai Ming Qin Information Technology Co., Ltd. (“Ming Qin”)	Acquired on August 31, 2016	USD 3 million	100%	PRC

Shanghai Gold Master Network Financial Information Service Co., Ltd. (“Gold Master”)	Acquired on August 31, 2016	RMB 84 million	100%	PRC

YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands)

1.                            DESCRIPTION OF BUSINESS AND ORGANIZATION (CONTINUED)

Name of subsidiary	Date of incorporation/ acquisition	Paid up capital	% of equity interest held by the Company	Place of incorporation

Shanghai Gold Master Network Technology Co., Ltd. (“Gold Master Network”)	Acquired on August 31, 2016	RMB 10 million	100%	PRC

Shanghai Xi Ben Software Technology Co., Ltd. (“Xi Ben”)	Incorporated on September 12, 2016	—	100%	PRC

Yintech Innovation Co., Ltd.	Incorporated on November 23, 2016	—	100%	BVI

Yintech Financial Holdings Co., Ltd.	Incorporated on December 12, 2016	USD 1 dollar	100%	BVI

Yintech Innovation Labs, LLC	Incorporated on December 20, 2016	USD 0.5 million	100%	USA

Shanghai Die Xiao Information Technology Co., Ltd. (“Die Xiao”)	Incorporated on December 27, 2016	RMB 1.85 million	100%	PRC

Shanghai Hai Fan Information Technology Co., Ltd. (“Hai Fan”)	Incorporated on January 22, 2017	—	100%	PRC

Shanghai Hao Ken Information Technology Co., Ltd. (“Hao Ken”)	Incorporated on February 23, 2017	RMB 0.2 million	100%	PRC

Shanghai Qian Cheng Industrial Co., Ltd. (“Qian Cheng”)	Incorporated on August 7, 2017	RMB 1 million	100%	PRC

Shanghai Qian Lin Industrial Co., Ltd. (“Qian Lin”)	Incorporated on August 8, 2017	RMB 0.01 million	100%	PRC

Shanghai Qian Jing Industrial Co., Ltd. (“Qian Jing”)	Incorporated on August 9, 2017	RMB 1 million	100%	PRC

Shanghai Qian Xi Industrial Co., Ltd. (“Qian Xi”)	Incorporated on August 9, 2017	RMB 0.06 million	100%	PRC

Shanghai Qian Dian Industrial Co., Ltd. (“Qian Dian”)	Incorporated on August 10, 2017	RMB 1 million	100%	PRC

Shanghai Qian Du Industrial Co., Ltd. (“Qian Du”)	Incorporated on August 10, 2017	RMB 0.66 million	100%	PRC

YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands)

1.                            DESCRIPTION OF BUSINESS AND ORGANIZATION (CONTINUED)

Name of subsidiary	Date of incorporation/ acquisition	Paid up capital	% of equity interest held by the Company	Place of incorporation

Shanghai Qian Shi Industrial Co., Ltd. (“Qian Shi”)	Incorporated on August 10, 2017	—	100%	PRC

Shanghai Xu Fan Industrial Co., Ltd. (“Xu Fan”)	Incorporated on August 15, 2017	RMB 0.01 million	100%	PRC

Shanghai Xu Xing Industrial Co., Ltd. (“Xu Xing”)	Incorporated on August 15, 2017	RMB 0.01 million	100%	PRC

Shanghai Xu Mu Industrial Co., Ltd. (“Xu Mu”)	Incorporated on August 17, 2017	RMB 1 million	100%	PRC

Shanghai Xu Liang Cultural Communication Co., Ltd. (“Xu Liang”)	Acquired on August 31, 2017	RMB 1.83 million	100%	PRC

Fuqing Yun Zhong Information Technology Co., Ltd. (“Yun Zhong”)	Incorporated on October 19, 2017	RMB 1 million	100%	PRC

Shanghai Miao Huan Industrial Co., Ltd. (“Miao Huan”)	Incorporated on October 24, 2017	RMB 0.51 million	100%	PRC

Shanghai Qian Fan Industrial Co., Ltd. (“Qian Fan”)	Incorporated on October 28, 2017	RMB 0.19 million	100%	PRC

Shanghai Qian Bang Industrial Co., Ltd. (“Qian Bang”)	Incorporated on October 29, 2017	RMB 0.01 million	100%	PRC

Forthright International Holdings Limited	Acquired on December 29, 2017	USD 1 dollar	100%	BVI

Forthright International Co., Ltd.	Acquired on December 29, 2017	—	100%	New Zealand

Forthright Financial Holdings Co., Ltd.	Acquired on December 29, 2017	HKD 80 million	100%	Hong Kong

Forthright Securities Co., Ltd.	Acquired on December 29, 2017	HKD 200 million	100%	Hong Kong

Forthright Management Services Co., Ltd.	Acquired on December 29, 2017	HKD 0.01 million	100%	Hong Kong

YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands)

1.                            DESCRIPTION OF BUSINESS AND ORGANIZATION (CONTINUED)

Name of subsidiary	Date of incorporation/ acquisition	Paid up capital	% of equity interest held by the Company	Place of incorporation

Forthright Asset Management Co., Ltd.	Acquired on December 29, 2017	HKD 15 million	100%	Hong Kong

Forthright Finance Co., Ltd.	Acquired on December 29, 2017	HKD 0.5 million	100%	Hong Kong

Shanghai Fan Di Information Technology Co., Ltd. (“Fan Di”)	Acquired on 29 December, 2017	HKD 5 million	100%	PRC

Shanghai Zai Bi Industrial Co., Ltd. (“Zai Bi”)	Incorporated on January 2, 2018	RMB 0.02 million	100%	PRC

Shanghai Qian Lian Industrial Co., Ltd. (“Qian Lian”)	Incorporated on January 3, 2018	RMB 0.02 million	100%	PRC

Shanghai Zai Ning Industrial Co., Ltd. (“Zai Ning”)	Incorporated on January 3, 2018	—	100%	PRC

Guangzhou Jin Shou Zhi Information Technology Co., Ltd., (“Jin Shou Zhi”)	Incorporated on January 9, 2018	RMB 0.53 million	100%	PRC

Guangzhou Hao Miao Information Technology Co., Ltd. (“Hao Miao”)	Incorporated on January 9, 2018	RMB 0.35 million	100%	PRC

OTS Capital Management (Cayman) limited	Acquired on December 4, 2018	USD 100	100%	BVI

OTS Capital Management limited	Acquired on December 4, 2018	HKD 1.24 million	100%	Hong Kong

Name of VIE	Date of incorporation/ acquisition	Paid up capital	% of equity interest held by the Company	Place of incorporation

Shanghai Bei Xun Industrial Co., Ltd. (“Bei Xun”)	Acquired on January 3, 2017	RMB 10 million	100%	PRC

Shanghai Ran Yu Information Technology Co., Ltd. (“Ran Yu”)	Acquired on January 3, 2017	RMB 20 million	100%	PRC

Guangdong Hong Feng Co., Ltd. (“Hong Feng”)	Incorporated on October 17, 2017	RMB 2.6 million	100%	PRC

Dalian Shun Fu Hui Business Information Advisory Services Co., Ltd. (“Shun Fu Hui”)	Incorporated on July 31, 2018	—	100%	PRC

YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands)

1.                            DESCRIPTION OF BUSINESS AND ORGANIZATION (CONTINUED)

Name of VIE’s subsidiary	Date of incorporation/ acquisition	Paid up capital	% of equity interest held by the Company	Place of incorporation

Shanghai Hua Shu Tong Jin Industrial Co., Ltd. (“Hua Shu Tong Jin”)	Incorporated on May 26, 2017	RMB 0.03 million	100%	PRC

Guangdong Bo Zhong Securities Investment Advisory Co., Ltd. (“Bo Zhong”)	Acquired on May 31, 2017	RMB 35 million	94%	PRC

Sina Shi Jin (Shanghai) Information Technology Co., Ltd. (“Sina Shi Jin”) (formerly known as Sina Cai Dao (Shanghai) Information Technology Co., Ltd.)	Acquired on July 1, 2017	RMB 200 million	51%	PRC

Shanghai Hou Zhan Information Technology Co., Ltd. (“Hou Zhan”)	Incorporated on July 20, 2017	—	51%	PRC

Shanghai Yuan Shi Investment Advisory Co., Ltd. (“Yuan Shi”)	Acquired on August 31, 2017	RMB 2.4 million	100%	PRC

Shanghai Chun Da Asset Management Co., Ltd. (“Chun Da”)	Acquired on October 1, 2017	RMB 10 million	100%	PRC

Shanghai Fu Dong Industrial Co., Ltd (“Fu Dong”)	Acquired on January 31, 2018	RMB 10 million	100%	PRC

Shanghai Xin Hui Tong Investment Advisory Co., Ltd. (“Xin Hui Tong”)	Acquired on January 31, 2018	RMB 5 million	90%	PRC

Shanghai Jiao Ting Information Service Co., Ltd. (“Jiao Ting”)	Incorporated on November 22, 2018	—	100%	PRC

YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands)

2.                          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation

The consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

Principles of consolidation

The consolidated financial statements include the accounts of Yintech and its subsidiaries, VIEs and VIEs’ subsidiaries, in which the Company is the ultimate primary beneficiary. All significant intercompany balances and transactions have been eliminated upon consolidation.

To comply with PRC legal restrictions on foreign ownership of companies that operate securities advisory, asset management and other restricted services, the Group operates these regulated business in China through certain PRC domestic companies, namely Ran Yu, Bei Xun, Hong Feng and Shun Fu Hui (collectively, the “VIEs” and each a “VIE”), whose equity interests are held by their nominee shareholders. The registered capital of these VIEs are funded by the Company through its wholly owned subsidiary, namely Xie Luo, and recorded as interest-free loans to these nominee shareholders. These loans were eliminated with the capital of the VIEs during consolidation. The Company began to consolidate Ran Yu, Bei Xun, Hong Feng and Shun Fu Hui as VIEs in January, January, October 2017 and July 2018, respectively.

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

YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands)

2.                            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Principles of consolidation (Continued)

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

YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands)

2.                            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Principles of consolidation (Continued)

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

The Company believes that the contractual arrangements among its wholly owned subsidiary, the VIEs and its shareholders are in compliance with the current PRC laws and legally enforceable. However, uncertainties in the interpretation and enforcement of the PRC laws, regulations and policies could limit the Company’s ability to enforce these contractual arrangements. As a result, the Company may be unable to consolidate the VIEs and its subsidiary in the consolidated financial statements. The Company’s ability to control its VIEs also depends on the authorization by the shareholders of the VIEs to exercise voting rights on all matters requiring shareholders’ approval in the VIEs. The Company believes that the agreements on authorization to exercise shareholder’s voting power are legally enforceable. In addition, if the legal structure and contractual arrangements with its VIEs were found to be in violation of any future PRC laws and regulations, the Company may be subject to fines or other actions. The Company believes the possibility that it will no longer be able to control and consolidate its VIEs will occur as a result of the aforementioned risks and uncertainties is remote.

YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands)

2.                            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Principles of consolidation (Continued)

In 2018, the Group invested in investment funds which it served as asset manager and subscribed the majority of equity interest. As the Group has a controlling financial interest in the investment fund as of December 31, 2018, the Group consolidated the investment funds as the primary beneficiary.

The following table sets forth the assets, liabilities, results of operations and changes in cash and cash equivalents of the VIEs and their subsidiaries taken as a whole, which were included in the Group’s consolidated balance sheets and statements of comprehensive income/(loss) before the elimination of intercompany transactions with non-VIE subsidiaries of the Group:

	As of December 31,
	2017	2018	2018
	RMB	RMB	(Note2) USD
			Unaudited
Total Assets	258,466	1,283,378	186,659
Total Liabilities	232,040	336,147	48,891

	Year ended December 31,
	2017	2018	2018
	RMB	RMB	(Note2)USD
			Unaudited
Net Revenues	47,161	197,208	28,682
Net Expenses	(87,208)	(231,285)	(33,639)

	Year ended December 31,
	2017	2018	2018
	RMB	RMB	(Note2)USD
			Unaudited
Cash flows from operating activities	101,213	828	120
Cash flows from investing activities	(119,220)	(959,492)	(139,552)
Cash flows from financing activities	31,015	970,937	141,217
Net increase in cash and restricted cash	13,008	12,273	1,785

As of December 31, 2018, the total assets for the consolidated VIEs were RMB 1,283.38 million, which mainly comprised of RMB 1,004.20 million in cash and short-term investments, and RMB 279.18 million (among which RMB 14.64 million is eliminated with non-VIE subsidiaries of the Group) in the remaining balances include accounts receivable, other assets, intangible assets, equipment and leasehold improvement, deferred tax assets and goodwill . As of December 31, 2018, total liabilities for the consolidated VIEs were RMB 336.15 million, which mainly included RMB 242.05 million (among which RMB 202.18 million is eliminated with non-VIE subsidiaries of the Group) in accounts payable, other liabilities and accrued employee benefits, RMB 11.04 million in income taxes payable, RMB 38.29 million in deferred tax liabilities and RMB 44.77 million in deferred revenues.

YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands)

2.                            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Principles of consolidation (Continued)

As of December 31, 2017, the total assets for the consolidated VIEs were RMB 258.47 million, which mainly comprised of RMB 57.39 million in cash and short-term investments, and RMB 201.08 million in the remaining balances include accounts receivable, other assets, intangible assets, equipment and leasehold improvement, deferred tax assets and goodwill. As of December 31, 2017, total liabilities for the consolidated VIEs were RMB 232.04 million, which mainly included RMB 220.31 million (among which RMB 203.61 million is eliminated with non-VIE subsidiaries of the Group) in accounts payable, other liabilities and accrued employee benefits, RMB 5.52 million in income taxes payable, and RMB 6.21 million in deferred revenues.

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

YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands)

2.                            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Currency translation for financial statements presentation

The accompanying consolidated financial statements are reported in Renminbi (“RMB”).

Yintech’s functional currency is USD, and the reporting currency is RMB. Yintech’s subsidiaries determine their functional currencies based on the criteria of FASB ASC 830, Foreign Currency Matters. The consolidated financial statements are translated into RMB using the exchange rate at the balance sheet date for assets and liabilities, and the average exchange rate in the period for revenues, expenses, gains and losses. Any translation gains or losses are recorded in other comprehensive income / (loss).

Transactions denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing on the transaction dates. Assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the balance sheet date. Exchange gains and losses are included in earnings as a component of other revenues.

Translations of amounts from RMB into USD for the convenience of the reader have been calculated at the exchange rate of RMB 6.8755 per USD 1.00 on December 28, 2018, the last business day for the year ended December 31, 2018, as published on the website of the United States Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at such rate. The USD convenience translation is not required under U.S. GAAP and all USD convenience translation amounts in the accompanying consolidated financial statements are unaudited.

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Group evaluates its estimates and judgments including those related to: the fair value of stock based compensation; the useful lives and recoverability of equipment and leasehold improvements and intangible assets; impairment of goodwill and intangible assets, the purchase price allocation and fair value of non-controlling interests with respect to business combinations; the fair value of investments; the carrying value of receivables from customers; the determination of the allowance for doubtful accounts; the liabilities for unrecognized tax benefits; indefinitely reinvested earnings; and the valuation allowance for deferred tax assets.

YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

In 2016 and 2017, the Group traded commodity futures contracts on the Shanghai Futures Exchange to manage its exposure on spot commodity contracts and physical trading of raw silver. Commodity futures contracts are recorded at fair value with changes reflected in earnings. Gains and losses from these contracts are recorded in trading gains / (losses), net.  At the end of December 31, 2017 and 2018, the Group has no commodity futures contracts outstanding.

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

YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands)

2.                            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash and Restricted Cash

Cash represents cash on hand and demand deposits placed with banks or other financial institutions. Restricted cash represents entrusted bank balances held on behalf of customers, which is the fund that Forthright Securities receives from customers for purpose of buying or selling securities on their behalf. The fund is deposited at designated entrusted bank accounts.

The following table reconciles cash and restricted cash as reported on the consolidated balance sheets as of December 31, 2017 and 2018, to the amounts presented in the consolidated statements of cash flows:

	As of December 31,
	2017	2018	2018
	RMB	RMB	(Note2)USD (unaudited)

Cash	690,478	257,789	37,494
Restricted cash	150,452	73,226	10,650
Total	840,930	331,015	48,144

Short-term investments

Short-term investments include equity securities and reverse repurchase agreements. Equity securities consist of listed equity securities, wealth management products, private equity funds and other equity securities.

Listed equity securities comprise of listed stocks, funds and tradable convertible bonds. All of which have readily determinable fair values and are measured at fair value with change recognized in trading gains/(losses).

Wealth management products issued by banks and private equity fund investments managed by licensed asset management companies are recorded at fair value. Prior to adopting ASU No. 2016-01, “Financial Instruments — Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities” (“ASU 2016-01”) on January 1, 2018, those equity securities were recognized as available-for-sale investments (“AFS investments”), and unrealized holding gains and losses from fair value changes, net of the related tax effect, are excluded from earnings and are reported as a separate component of accumulated other comprehensive income until realized. Realized gains and losses from the sale of AFS investments are determined on a specific-identification basis and are recorded as trading gains / (losses). Pursuant to the adoption of ASU 2016-01, any changes in fair value are recognized in trading gains/(losses).

YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands)

2.                            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Other equity securities represent those without a readily determinable fair value that does not qualify for the practical expedient to estimate fair value in accordance with ASC 820-10-35-59. The Group elects to use the measurement alternative to measure such investments at its cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. For each reporting period, the Group makes a qualitative assessment considering impairment indicators to evaluate whether the investment is impaired. Impairment indicators that the Group considers include, but are not limited to, the following: 1) a significant deterioration in the earnings performance, credit rating, asset quality, or business prospects of the investee, 2) a significant adverse change in the regulatory, economic, or technological environment of the investee, 3) a significant adverse change in the general market condition of either the geographical area or the industry in which the investee operates, 4) a bona fide offer to purchase, an offer by the investee to sell, or a completed auction process for the same or similar investment for an amount less than the carrying amount of that investment, and 5) factors that raise significant concerns about the investee’s ability to continue as a going concern, such as negative cash flows from operations, working capital deficiencies, or noncompliance with statutory capital requirements or debt covenants.

Reverse repurchase agreements are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts.

Interest and investment income are recognized when earned.

Equity method investments

For an investee company over which the Group has the ability to exercise significant influence, but does not have a controlling interest, the Group accounts for the investment under the equity method. Significant influence is generally considered to exist when the Group has an ownership interest in the voting stock of the investee between 20% and 50%. Other factors, such as representation on the investee’s board of directors, voting rights and the impact of commercial arrangements are also considered in determining whether the equity method of accounting is appropriate.

Under the equity method of accounting, the investee company’s accounts are not reflected within the Group’s consolidated balance sheets and statements of comprehensive income/(loss); however, the Group’s share of the earnings or losses of the investee company is reflected in the consolidated statements of comprehensive income/(loss).

An impairment charge is recorded if the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary. No impairment loss on its equity method investments was recognized during the year ended December 31, 2018.

YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands)

2.                            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue recognition

On January 1, 2018, the Group adopted ASC 606 “Revenue from Contracts with Customers” (“ASC 606”) and applied the cumulative effect method. Results for reporting periods beginning after January 1, 2018 are presented under ASC 606, while prior period amounts were not adjusted and reported under the accounting standards in effect for the periods presented.

According to ASC 606, revenues are recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those goods or services. The Group determines revenue recognition through the following steps:

•    Identification of the contract, or contracts, with a customer;

•    Identification of the performance obligation in the contract;

•    Determination of the transaction price, including the constraint on variable consideration;

•    Allocation of the transaction price to the performance obligation in the contracts; and

•    Recognition of revenue when (or as) the Group satisfies a performance obligation.

The following is a description of the accounting policy for the major revenue generating activities of the Group.

(i)                 Commissions and fees

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

The Group earns securities brokerage fees from brokerage service for its customers for executing and/or clearing transactions. Securities brokerage fees are recognized on a transactional basis.

The Group earns asset management fees from fund management services. Management fees are computed as a percentage of the fund net asset value, calculated daily. Revenue is recognized on a daily basis over the contract term.

The Group provides securities advisory services, offering various types of training programs to individuals. Such programs normally last for several months. The revenues are recognized during the programs period on a straight-line, time-elapsed basis.

YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands)

2.                            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(ii)              Trading gains / (losses)

Trading gains / (losses) consist of realized and unrealized gains and losses from exchange-traded spot commodity contracts, commodity futures contracts and risk and return transfer agreements, the realized gains from trading of physical commodities, realized and unrealized gains from equity securities investments pursuant to the adoption of ASU 2016-01, and realized gains and losses from the sale of AFS investments prior to the adoption of ASU 2016-01, all presented on a net basis. Changes in fair value in relation to spot commodity contracts, commodity futures contracts and risk and return transfer agreements are recorded in trading gains / (losses), net on a daily basis as disclosed in the accounting policy of derivative financial instruments. Trading gains / (losses) on physical commodities are recognized when title passes and measured by the difference between the acquisition cost of the commodity and the cash received or receivable.

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

Sales of application services comprise the sales of a license subscription bundled with customer support service during the license period. Revenue from sales of application services are amortized over the term of the arrangement.

Sales of silver products are recognized when control of goods are transferred to customers and consideration is received or there is a reasonable assurance that they will be received. Revenue excludes value added tax.

Government grants are recognized when there is reasonable assurance that they will be received and that the Group will comply with the conditions attaching to them. Grants that compensate the Group for expenses incurred are deducted in reporting the related expenses on a systematic basis in the same periods in which the expenses are incurred.

YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands)

2.                            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided to reduce the carrying amount of deferred tax assets to the amount considered more likely than not to be realized. The Group recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50 percent likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Group presents any interest or penalties related to an underpayment of income taxes as part of its income tax expense.

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

YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands)

2.                            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Impairment of Goodwill

The Group assesses goodwill for impairment at the reporting unit level at least annually and more frequently upon the occurrence of certain events.

The Group has the option to assess qualitative factors first to determine whether it is necessary to perform the two-step test. If the Group believes, as a result of the qualitative assessment, that it is more-likely-than-not that the fair value of the reporting unit is less than its carrying amount, the two-step quantitative impairment test described above is required. Otherwise, no further testing is required. In the qualitative assessment, the Group considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. In performing the two-step quantitative impairment test, the first step compares the carrying amount of the reporting unit to the fair value of the reporting unit based on either quoted market prices of the ordinary shares or estimated fair value using a combination of the income approach and the market approach. If the fair value of the reporting unit exceeds the carrying value of the reporting unit, goodwill is not impaired and the Group is not required to perform further testing. If the carrying value of the reporting unit exceeds the fair value of the reporting unit, then the Group must perform the second step of the impairment test in order to determine the implied fair value of the reporting unit’s goodwill. The fair value of the reporting unit is allocated to its assets and liabilities in a manner similar to a purchase price allocation in order to determine the implied fair value of the reporting unit goodwill. If the carrying amount of the goodwill is greater than its implied fair value, the excess is recognized as an impairment loss.

Long-Lived Assets

Long-lived assets, such as property, plant, and equipment, and purchased intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, the Group first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary.

Treasury Stock

The Group accounts for treasury stock using the cost method. Under this method, the cost incurred to purchase the shares is recorded in the treasury stock account on the consolidated balance sheets. At retirement, the ordinary shares account is charged only for the aggregate par value of the shares. The excess of the acquisition cost of treasury stocks over the aggregate par value is allocated between additional paid-in capital (up to the amount credited to the additional paid-in capital upon original issuance of the shares) and retained earnings.

Segment Reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The Group has one single operating and reportable segment (Note 31 - Segment information).

YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands)

2.                            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recently Issued Accounting Standards

In May 2014, the Financial Accounting Standards Board (‘‘FASB’’) issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), which outlines a comprehensive new revenue recognition model designed to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In August 2015, the FASB issued ASU No. 2015-14 to defer the effective date to annual reporting periods (including interim reporting periods within those periods) beginning after December 15, 2017. The Group adopted ASC 606 beginning January 1, 2018 and assessed its contracts with customers under the new standard. Results for reporting periods prior to January 1, 2018 were not adjusted and are presented in accordance with the accounting standards in effect for those periods. The adoption of ASC 606 had no material impact on the consolidated financial statements, and there was no adjustment to beginning retained earnings on January 1, 2018.

In January 2016, the FASB issued ASU No. 2016-01, “Financial Instruments — Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities” (“ASU 2016-01”). The main objective of this update is to enhance the reporting model for financial instruments to provide users of financial statements with more decision-useful information. ASU 2016-01 changes how entities measure certain equity investments and present changes in the fair value of financial liabilities measured under the fair value option that are attributable to their own credit. The guidance also changes certain disclosure requirements and other aspects of current U.S. GAAP. Further, in March 2018, the FASB issued “Technical Corrections and Improvements to Financial Instruments — Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities,” which provides further guidance on adjustments for observable transaction for equity securities without a readily determinable fair value and clarification on fair value option for liabilities instruments. ASU 2016-01 is effective for annual reporting periods, and interim periods within those years beginning after December 15, 2017. Early adoption by public entities is permitted only for certain provisions. The Group has adopted ASU 2016-01 with a cumulative effect adjustment recorded to opening retained earnings for all existing outstanding instruments on January 1, 2018. The unrealized losses, net of tax, on the equity securities of RMB 800 thousands were reclassified from accumulated other comprehensive income to retained earnings as of January 1, 2018.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which requires lessees to recognize most leases on the balance sheet. This ASU requires lessees to recognize a right-of-use asset and lease liability for all leases with terms of more than 12 months. Lessees are permitted to make an accounting policy election to not recognize the asset and liability for leases with a term of twelve months or less. The ASU does not significantly change the lessees’ recognition, measurement and presentation of expenses and cash flows from the previous accounting standard. Lessors’ accounting under the ASC is largely unchanged from the previous accounting standard. In addition, the ASU expands the disclosure requirements of lease arrangements. Lessees and lessors will use a modified retrospective transition approach, which includes a number of practical expedients. In July 2018, the FASB issued ASU 2018-11, which provides another transition method in addition to the existing transition method by allowing entities to initially apply the new leases standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption consistent with preparers’ requests. The amendments in this Update are effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years for public entities. The Group will adopt this new guidance for the year ended December 31, 2019 and interim periods in the year ended December 31, 2019. The Group estimates approximately RMB 104.7 million would be recognized as total right-of-use assets and total lease liabilities on our consolidated balance sheet as of January 1, 2019. Other than disclosed, the Group do not expect the new standard to have a material impact on its remaining consolidated financial statements.

YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands)

2.                            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recently Issued Accounting Standards (continued)

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments. This ASU requires a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial asset(s) to present the net carrying value at the amount expected to be collected on the financial asset. The measurement of expected credit losses is based on relevant information about past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. This ASU eliminates the probable initial recognition threshold in current principal and, instead, reflects an entity’s current estimate of all expected credit losses. The amendments in this ASU are effective for us for our fiscal years beginning after December 15, 2019, including interim periods within those fiscal years, with early adoption permitted for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The group will apply the adoption through a cumulative-effect adjustment to opening retained earnings as at the beginning of the first reporting period in which the ASU 2016-13 is effective. The Group is in the process of evaluating the impact of ASU 2016-13 on the consolidated financial statements.

In October 2016, the FASB issued ASU No. 2016-16, “Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory” (“ASU 2016-16”). This ASU requires the recognition of the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs, which consequently eliminates the exception for an intra-entity transfer of an asset other than inventory to the recognition of current and deferred income taxes. Deferred tax assets recognized as a result of this ASU shall be assessed for realizability. This ASU should be applied on a modified retrospective basis through a cumulative-effect adjustment directly to retained earnings as of the beginning of the period of adoption. ASU 2016-16 is effective for public companies for annual reporting periods beginning after December 15, 2017, including interim reporting periods within those annual reporting periods. The Group has adopted ASU 2016-16 on January 1, 2018 and the adoption had no impact on the retained earnings as of January 1, 2018. The adoption of ASU 2016-16 has resulted in a decrease in net income of RMB 13.9 million for the year end December 31, 2018.

In November 2016, the FASB issued ASU No. 2016-18, “Statement of Cash Flows: Restricted Cash” (“ASU 2016-18”). This ASU affects all entities that have restricted cash or restricted cash equivalents and are required to present a statement of cash flows under Topic 230. ASU 2016-18 requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. This update will become effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years, and early adoption is permitted in any interim or annual period. The Group adopted ASU 2016-18 retrospectively on January 1, 2018, and as a result, the consolidated statements of cash flows now present restricted cash in the beginning and ending balances of cash and restricted cash.

In January 2017, the FASB issued No. 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business” (“ASU 2017-01”), which is effective for the annual reporting period beginning after December 15, 2017, and interim period within that period. This update clarifies the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of business. The Group has adopted ASU 2017-01 and the adoption had no material impact on the consolidated financial statements.

YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

In May 2017, the FASB issued ASU 2017-09, “Compensation — Stock Compensation (Topic 708) Scope of Modification Accounting”(“ASU 2017-09”) which provides guidance about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting in Topic 718. Adoption of the Standard is required for annual and interim periods beginning after December 15, 2017 with the amendments in the update applied prospectively to an award modified on or after the adoption date. The Group has adopted ASU 2017-09 in the current year and the adoption had no material impact on the consolidated financial statements.

In June 2018, the FASB issued ASU No. 2018-07, “Compensation — Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting” (“ASU 2018-07”), to simplify the accounting for share-based payments to nonemployees by aligning it with the accounting for share-based payments to employees, with certain exceptions. Under the guidance, the measurement of equity-classified nonemployee awards will be fixed at the grant date, which may lower their cost and reduce volatility in the income statement. The guidance is effective for public business entities in annual periods beginning after December 15, 2018, and interim periods within those years. Early adoption is permitted, including in an interim period. The Group has evaluated the impact of this new standard and expected no material effect on the consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework — Changes to the Disclosure Requirements for Fair Value Measurement” (“ASU 2018-13”), which eliminates, adds and modifies certain disclosure requirements for fair value measurement. Under the guidance, public companies will be required to disclose the range and weighted average used to develop significant unobservable inputs for Level 3 fair value measurements. The guidance is effective for all entities for fiscal years beginning after December 15, 2019 and for interim periods within those fiscal years, but entities are permitted to early adopt either the entire standard or only the provisions that eliminate or modify the requirements. The Group is in the process of evaluating the impact of ASU 2018-13 on the consolidated financial statements.

YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands)

2.                            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recently Issued Accounting Standards (continued)

In November 2018, the FASB issued ASU 2018-18,”Collaborative Arrangements (Topic 808), which clarifies the interaction between Topic 808 and Topic 606 by (1) clarifying that certain transactions between collaborative arrangement participants should be accounted for under Topic 606, (2) adding unit-of-account guidance in Topic 808 to align with the guidance in Topic 606, and (3) clarifying presentation guidance for transactions with a collaborative arrangement participant that are not accounted for under Topic 606. The guidance is effective for all entities for fiscal years beginning after December 15, 2019 and for interim periods within those fiscal years. Early adoption is permitted, including in an interim period. The Group is in the process of evaluating the impact of ASU 2018-18 on the consolidated financial statements.

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

YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

Listed equity securities that are actively traded are valued based on quoted prices from the exchanges and are categorized in level 1 of the fair value hierarchy.

The following table presents the Group’s fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis.

Fair Value Measurements on a Recurring Basis

At December 31, 2018

	Level 1	Level 2	Level 3	Total
	RMB	RMB	RMB	RMB
Assets
Equity securities
- Listed equity securities	635,017	—	—	635,017
- Wealth management products	—	149,844	—	149,844
- Private equity funds measured at NAV*	—	—	—	157,476
Total	635,017	149,844	—	942,337

Liabilities
Other liabilities
- Payable to other investors of consolidated funds measured at NAV*	—	—	—	12,745
Total	—	—	—	12,745

YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands)

3.      FAIR VALUE MEASUREMENTS (CONTINUED)

Fair Value Measurements (Continued)

At December 31, 2017

	Level 1	Level 2	Level 3	Total
	RMB	RMB	RMB	RMB

Assets
AFS investments
- Wealth management products and trust plans	—	863,766	—	863,766
- Fund investments measured at NAV*	—	—	—	185,279
Total	—	863,766	—	1,049,045

Financial assets and liabilities that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been categorized in the fair value hierarchy.

There were no transfers between level 1 and level 2 during the year. There were no transfers into or out of Level 3 during the year.

YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands)

3.      FAIR VALUE MEASUREMENTS (CONTINUED)

The following table presents the carrying values and estimated fair values of financial assets and liabilities, excluding financial instruments that are carried at fair value on a recurring basis, and information is provided on their classification within the fair value hierarchy.

	Total
At	carrying				Estimated
December 31, 2018	value	Level 1	Level 2	Level 3	fair value
	RMB	RMB	RMB	RMB	RMB
Assets
Cash	257,789	257,789	—	—	257,789
Entrusted bank balances held on behalf of customers	73,226	73,226	—	—	73,226
Deposits with clearing organizations	34,215	34,215	—	—	34,215
Reverse repurchase agreement	533,699	—	533,699	—	533,699
Other financial assets	326,178	—	326,178	—	326,178
Total	1,225,107	365,230	859,877	—	1,225,107

Liabilities
Other financial liabilities	119,469	—	119,469	—	119,469
Total	119,469	—	119,469	—	119,469

	Total
At	carrying				Estimated
December 31, 2017	value	Level 1	Level 2	Level 3	fair value
	RMB	RMB	RMB	RMB	RMB
Assets
Cash	690,478	690,478	—	—	690,478
Entrusted bank balances held on behalf of customers	150,452	150,452	—	—	150,452
Deposits with clearing organizations	1,152	1,152	—	—	1,152
Reverse repurchase agreements	162,961	—	162,961	—	162,961
Other financial assets	459,689	—	459,689	—	459,689
Total	1,464,732	842,082	622,650	—	1,464,732

Liabilities
Other financial liabilities	197,516	—	197,516	—	197,516
Total	197,516	—	197,516	—	197,516

YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands)

4.                  ACQUISITIONS

(1)    Acquisition of Fu Dong Group in 2018

On January 31, 2018, the Group acquired 100% of the shares of Fu Dong and its 90% owned subsidiary Xin Hui Tong (collectively, the ‘Fu Dong Group’). The operation results of Fu Dong Group have been included in the consolidated financial statements since the acquisition date. Fu Dong Group mainly engages in providing securities advisory services through its subsidiary Xin Hui Tong, in which it holds 90% of the equity interest. Xin Hui Tong holds the securities advisory license issued by China Securities Regulatory Commission. A cash consideration of RMB 75 million has been transferred to acquire the business. The following table summarizes the consideration paid for Fu Dong Group and the estimated aggregate fair values of the assets acquired and liabilities assumed as of the date of acquisition.

Consideration
Cash	75,000

Recognized amounts of identifiable assets acquired and liabilities assumed
Cash	2,768
Intangible asset	84,405
Equipment and leasehold improvements	3
Other assets	18
Income tax payable	(21)
Deferred tax liability	(21,101)
Other liabilities	(3,460)
Total identifiable net assets acquired	62,612
Goodwill	21,101
Non-controlling interests	(8,713)
Total	75,000

The Group has completed valuations necessary to assess the fair values of the tangible and intangible assets acquired and liabilities assumed, resulting from which the amount of goodwill was determined and recognized as of the acquisition date. The acquired intangible asset includes a securities advisory license of RMB 84 million (indefinite-lived intangible asset). As a result of the acquisition, the Group expected to complement its existing businesses and achieve synergies. The goodwill arising from the acquisition is primarily attributable to the synergies and economy of scale, and is not amortizable for income tax purposes.

YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands)

4.                  ACQUISITIONS (CONTINUED)

(2)    Acquisition of OTS Group in 2018

On December 4, 2018, the Group acquired 100% of the shares of OTS Cayman and its subsidiary (collectively, the ‘OTS Group’). The operation results of OTS Group have been included in the consolidated financial statements since the acquisition date. OTS Group mainly engages in providing asset management services through its wholly-owned subsidiary, OTS HK, a Type 4 (Advising on Securities) and Type 9 (Asset Management) licensed entity incorporated in Hong Kong. A cash consideration of RMB 6.8 million has been transferred to acquire the business. The following table summarizes the consideration paid for OTS Group and the estimated aggregate fair values of the assets acquired and liabilities assumed as of the date of acquisition.

Consideration
Cash	6,834

Recognized amounts of identifiable assets acquired and liabilities assumed
Cash	214
Accounts receivable	122
Equipment and leasehold improvements	27
Other assets	20
Accounts payable	(30)
Other liabilities	(438)
Total identifiable net assets acquired	(85)
Goodwill	6,919
Total	6,834

The Group has completed valuations necessary to assess the fair values of the assets acquired and liabilities assumed, resulting from which the amount of goodwill was determined and recognized as of the acquisition date.

As a result of the acquisition, the Group is expected to expand its business to overseas securities services and other investment services. It also expects to reduce costs through economy of scale. The goodwill arising from the acquisition is primarily attributable to the synergies and economy of scale, and is not amortizable for income tax purposes.

YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands)

4.      ACQUISITIONS (CONTINUED)

(3)    Acquisition of Forthright Group in 2017

On December 29, 2017, the Group acquired 100% of the shares of Forthright Financial Holdings Company Limited and its subsidiaries (collectively, the “Forthright Group”) from one of the Company’s Founding Shareholders. The operation results of Forthright Group have been included in the consolidated financial statements since acquisition date. Forthright Group mainly engages in providing securities brokerage and advisory services through its wholly-owned subsidiary, Forthright Securities, a Type 1 and Type 4 licensed entity incorporated in Hong Kong. A cash consideration of RMB 12.81 million has been transferred to acquire the business. The following table summarizes the consideration paid for Forthright Group and the estimated aggregate fair values of the assets acquired and liabilities assumed as of the date of acquisition.

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

The Group has completed valuations necessary to assess the fair values of the tangible and intangible assets, acquired and liabilities assumed, resulting from which the amount of goodwill was determined and recognized as of the acquisition date. The acquired intangible asset is the securities trading right in the Stock Exchange of Hong Kong, which has indefinite useful life.

As a result of the acquisition, the Group is expected to expand its business to overseas securities services and other investment services. It also expects to reduce costs through economy of scale. The goodwill arising from the acquisition is primarily attributable to the synergies and economy of scale, and is not amortizable for income tax purpose.

YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands)

4.                  ACQUISITIONS (CONTINUED)

(4)    Acquisition of Sina Shi Jin (formerly known as Sina Cai Dao) in 2017

On July 31, 2017, the Group acquired 51% of the shares of Sina Shi Jin, formerly known as Sina Cai Dao. The operation results of Sina Shi Jin have been included in the consolidated financial statements since acquisition date. Sina Shi Jin mainly engages in providing securities advisory services and securities information platform services. A cash consideration of RMB 18.49 million has been transferred to acquire the business. The following table summarizes the consideration paid for Sina Shi Jin and the estimated aggregate fair values of the assets acquired and liabilities assumed as of the date of acquisition.

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

As a result of the acquisition, the Group is expected to expand our services to individual investors seeking investments in securities, wealth management, futures and gold products. It also expects to reduce costs through economy of scale. The goodwill arising from the acquisition is primarily attributable to the synergies and economy of scale, and is not amortizable for income tax purpose.

(5)    Other acquisitions in 2017

The Group also completed other business combinations during 2017, including Forthright International, Chun Da, Yuan Shi, Tian Xi, Xu Liang and Bo Zhong. The results of the acquired entities’ operations have been included in the Group’s consolidated financial statements since their respective dates of acquisition.

The Group completed the valuations necessary to assess the fair values of the tangible and intangible assets acquired and liabilities assumed and the fair value of non-controlling interests, resulting from which the amount of goodwill was determined and recognized as of the respective acquisition dates. The acquired intangible assets consist mainly the securities investment advisory license of RMB 68.75 million (indefinite-lived intangible assets). As a result of the acquisition, the Group expected to complement its existing businesses and achieve synergies. The goodwill arising from the acquisitions is primarily attributable to the synergies and economy of scale, and is not amortizable for income tax purpose.

YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands)

4.                  ACQUISITIONS (CONTINUED)

(5)    Other acquisitions in 2017 (Continued)

The following table summarizes the estimated aggregate fair values of the assets acquired, liabilities assumed and the non-controlling interests as of the respective dates of acquisition:

Consideration
Cash	97,836

Recognized amounts of identifiable assets acquired and liabilities assumed
Cash	18,508
Accounts receivable	104,096
Equipment and leasehold improvements	4,943
Intangible assets	68,745
Deferred tax assets	10,736
Short-term investments	5,000
Goodwill	766
Other assets	3,398
Accounts payable	(108,104)
Income tax payable	(4,721)
Accrued employee benefits	(735)
Other liabilities	(5,947)
Total identifiable net assets acquired	96,685
Non-controlling interest	(4,945)
Goodwill	6,096
Total	97,836

YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands)

5.                            DECONSOLIDATION

In August, 2017, the Group fully disposed four subsidiaries, including Guangdong Sheng Ding Precious Metal Management Company Limited (“Sheng Ding”), Shanghai Da Xiang Ping Tai Financial Information Services Company Limited (“Da Xiang Ping Tai”) ,Tianjin Da Xiang Precious Metals Management Company Limited (“Tian Jin Da Xiang”), and Jiangxi Da Xiang Shun Yi Metals Company Limited (“Da Xiang Shun Yi”) to a third party, which were previously owned 100%, 70%, 70% and 100% by the Company, respectively. Pursuant to the arrangement, the total cash consideration for the disposal was RMB 8.00 million, which was fully received in 2017. The Group realized a disposal gain of RMB 23.78 million in the consolidated statement of comprehensive income/(loss) for the year ended December 31, 2017.

In November, 2017, the Group fully disposed four subsidiaries, including Rong Jin Hui Yin, Jin Xiang Yin Rui, Tianjin Yin Ru Yi Precious Metal Company Limited (“Yin Ru Yi”) and Yin Tian Xia Products to third parties. All entities were previously wholly owned by the Group. Pursuant to the arrangement, the total cash consideration was RMB 189.00 million, out of which RMB 90.00 million was received by the end of 2017. The Group realized a disposal gain of RMB 63.44 million in the consolidated statement of comprehensive income/(loss) for the year ended December 31, 2017.

In October, 2018, the Group fully disposed one of its wholly owned subsidiaries, Shanghai Tian Xi Information Technology Co., Ltd. (“Tian Xi”). Pursuant to the arrangement, the total cash consideration was RMB 9.6 million, which remains outstanding as at December 31, 2018. The Group realized a disposal gain of RMB 5.8 million in the consolidated statement of comprehensive income/(loss) for the year ended December 31, 2018.

6.                            CASH

Cash represents cash on hand and bank deposits. To limit exposure to credit risk relating to bank deposits, the Group primarily places bank deposits with large financial institutions in the PRC with acceptable credit rating. As of December 31, 2017 and 2018, the Group had cash balances at five and four PRC individual financial institutions, respectively, that held cash balances in excess of 10% of the Group’s total cash balances. These bank deposits collectively accounted for approximately 99% and 79% of the Group’s total cash balances as of December 31, 2017 and 2018, respectively.

YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands)

7.                            ENTRUSTED BANK BALANCES HELD ON BEHALF OF CUSTOMERS

As of December 31, 2018, entrusted bank balances held on behalf of customers represent cash received from customers for purpose of buying or selling securities on their behalf in connection with Forthright’s securities brokerage business. The fund is deposited at designated entrusted bank accounts in five large financial institutions in Hong Kong with acceptable credit rating.

8.                            SHORT-TERM INVESTMENTS

December 31,
2017
RMB
AFS investments
- Wealth management products and trust plans	863,766
- Private equity funds	185,279
Reverse repurchase agreements	162,961
Total	1,212,006

	December 31,
	2018	2018
	RMB	(Note2) USD
		Unaudited
Equity securities
- Listed equity securities	635,017	92,359
- Wealth management products	149,844	21,794
- Private equity funds	157,476	22,904
- Others	3,073	447
Reverse repurchase agreements	533,699	77,623
Total	1,479,109	215,127

Listed equity securities include listed stocks, funds and tradable convertible bonds. All of which have readily determinable fair values and are measured at fair value with change recognized in trading gains/(losses).

Wealth management products issued by banks mainly invest in money market and fixed income products, including government bonds, treasury bills, and other fixed income investments. Wealth management products can be redeemed upon demand.

Private equity funds are funds managed by licensed asset management companies, which do not have a readily determinable fair value, and are measured at fair value using the net asset value per share (or its equivalent) practical expedient in accordance with ASC 820-10-35-59. The underlying investments include fixed income products, commodity contracts, derivatives and other investments.

Reverse repurchase agreements represent reverse repurchase of Chinese government bond that has an original maturity date of less than one month, which is recorded at amortized cost.

Other equity securities represent a non-interest bearing and non-secured corporate debenture which is only redeemable at the sole and absolute discretion of the issuer. The Group is not entitled to demand or call in or compel repayment of this corporate debenture. It is classified as an equity security without readily determinable fair value that does not qualify for the practical expedient to estimate fair value in accordance with ASC 820-10-35-59. No impairment or upward or downward adjustments is recorded as at December 31, 2018.

YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands)

8.                            SHORT-TERM INVESTMENTS (CONTINUED)

At December 31, 2018	Aggregate cost basis	Gross unrealized holding gains/ (losses)	Aggregate fair value
	RMB	RMB	RMB	USD
				(Note2)
				Unaudited

Listed equity securities	656,154	(21,137)	635,017	92,359
Wealth management products	149,538	306	149,844	21,794
Private equity funds	148,100	9,376	157,476	22,904

Total	953,792	(11,455)	942,337	137,057

At December 31, 2017	Aggregate cost basis	Gross unrealized holding losses	Aggregate fair value
	RMB	RMB	RMB
Available-for-sale investments	1,050,160	(1,115)	1,049,045
Total	1,050,160	(1,115)	1,049,045

9.                            EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Equipment and leasehold improvements consist of the following:

	December 31,
	2017	2018	2018
	RMB	RMB	(Note2) USD
			Unaudited
Electronic equipment	39,726	41,067	5,973
Office equipment	3,967	4,163	605
Motor vehicles	1,000	2,857	416
Leasehold improvements	42,525	43,837	6,376
Total equipment and leasehold improvements	87,218	91,924	13,370
Less: accumulated depreciation	(48,004)	(67,608)	(9,833)
Equipment and leasehold improvements, net	39,214	24,316	3,537

YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands)

10.                     ACCOUNTS RECEIVABLE

	December 31,
	2017	2018	2018
	RMB	RMB	(Note2) USD
			Unaudited

Fee and commission receivable	164,137	81,703	11,883
Receivables from other brokers and clients *	7,019	98,527	14,330
Total	171,156	180,230	26,213

As of December 31, 2017 and 2018, receivables from other brokers and clients are related to the overseas securities brokerage service provided by Forthright Group.

11.                     OTHER ASSETS

Other assets consist of the following:

	December 31,
	2017	2018	2018
	RMB	RMB	(Note2) USD
			Unaudited

Prepayment to suppliers	13,359	12,143	1,766
Silver products and raw silver	32	428	62
VAT refund receivable	7,694	11,769	1,712
Expense advance to employees	315	998	145
Prepayment for business acquisition	67,500	—	—
Receivables related to subsidiaries disposal	99,000	9,620	1,399
Receivables related to short-term investments disposal	55,000	—	—
Staff loan	1,925	49,800	7,243
Deposit and others	66,456	70,890	10,312
Total	311,281	155,648	22,639

As of December 31, 2017 and 2018, receivables related to subsidiaries disposal are the outstanding balances of disposal consideration in connection with the disposal of subsidiaries as mentioned in Note 5 — Deconsolidation.

As of December 31, 2017 and 2018, the balance of staff loan relates to staff benefit plan under which non-interest bearing staff loans are granted to the Group’s staff for house purchase.

YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands)

12.                     OTHER LIABILITIES

Other liabilities consist of the following:

	December 31,
	2017	2018	2018
	RMB	RMB	(Note2) USD
			Unaudited

Non-income taxes and surcharges payable	35,544	37,869	5,508
Deferred revenue	6,214	88,098	12,813
Accrued offering costs	842	842	122
Payable to other investors of consolidated funds	—	12,745	1,854
Accrued expenses and others	2,953	4,838	704
Total	45,553	144,392	21,001

YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands)

13.                     GOODWILL

Goodwill consists of the following:

	December 31,
	2017	2018	2018
	RMB	RMB	(Note2) USD
			Unaudited

Balance as of January 1	1,069,603	1,096,972	159,549
Gross goodwill	1,069,603	1,096,972	159,549
Accumulated impairment losses	—	—	—
Net goodwill as of January 1	1,069,603	1,096,972	159,549

Goodwill acquired during the year	31,249	45,206	6,574
Goodwill disposed during the year	(3,880)	(74)	(11)
Foreign exchange difference	—	43	6
Impairment loss	—	(505,000)	(73,449)

Balance as of December 31	1,096,972	637,147	92,669
Gross goodwill	1,096,972	1,142,147	166,118
Accumulated impairment expense	—	(505,000)	(73,449)
Net goodwill as of December 31	1,096,972	637,147	92,669

The Group accounts for its goodwill pursuant to the provisions of FASB ASC Topic 350, Intangibles - Goodwill and Other (“FASB ASC Topic 350”). In accordance with FASB ASC Topic 350, goodwill is not amortized, but rather tested for impairment annually, or earlier if an event occurs, or circumstances change that indicate the fair value of a reporting unit may be below its carrying amount.

In the fourth quarter of 2018, the Group tested goodwill for impairment at the reporting unit level. The Group historically and presently operates with one segment.

For the Gold Master reporting unit, the Group first qualitatively assessed whether it was more likely than not that the fair values of the reporting segments were less than their carrying amounts and concluded that further impairment testing is necessary. The Group then performed the first step of the two-step impairment testing, where the fair value of the reporting unit of Gold Master was compared with its carrying amount. Gold Master estimated the fair values using the income approach considering factors that included expected future cash flows, growth rates and discount rates. In the fourth quarter of 2018, the Group recognized a RMB 505 million impairment loss for goodwill relating to the acquisition of Gold Master, primarily due to (i) the operational performance of Gold Master has failed to meet its earnings forecast and the profit outlook being uncertain; (2) less fluctuation on gold price and the deterioration of the macro market environment, based on which management determined that, these conditions had a material adverse impact on Gold Master’s ability to generate revenues and net income from trading commissions.

For the other reporting units, management performed qualitative assessments and concluded that it was not more-likely-than-not the fair value of these reporting units were less than its carrying amount, and further impairment testing on goodwill were unnecessary as of December 31, 2018.

YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands)

13.                     GOODWILL (CONTINUED)

In 2017, the Group had performed a qualitative assessment for the reporting unit of Gold Master. The Group evaluated all relevant events and circumstances, including macroeconomic conditions, industry and market considerations, overall financial performance of Gold Master, and other relevant events. The Group weighed all factors in their entirety and concluded that it was not more-likely-than-not the fair value of the reporting unit of Gold Master was less than its carrying amount, and further impairment testing on goodwill was unnecessary as of December 31, 2017.

14.                     INTANGIBLE ASSETS

	December 31, 2018
	Weighted average amortization period	Gross carrying amount	Accumulated amortization	Impairment loss	Net carrying amount

Amortizing intangible assets:
Customer list	6 years	239,309	(93,065)	(78,000)	68,244
Trademark	10 years	150,637	(35,149)	(56,000)	59,488
Acquired software	10 years	19,452	(7,086)	—	12,366
Subtotal		409,398	(135,300)	(134,000)	140,098
Indefinite-lived intangible assets:
Operating Licenses and Trading Rights		190,149	—	—	190,149
Subtotal		190,149	—	—	190,149
Total intangible assets (RMB)		599,547	(135,300)	(134,000)	330,247

Total intangible assets (USD) unaudited		87,200	(19,679)	(19,489)	48,032

YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands)

14.                     INTANGIBLE ASSETS (CONTINUED)

	December 31, 2017
	Weighted
	average
	amortization	Gross carrying	Accumulated	Net carrying
	period	amount	amortization	amount

Amortizing intangible assets:
Customer list	6 years	239,309	(53,180)	186,129
Trademark	10 years	150,637	(20,085)	130,552
Acquired software	10 years	14,848	(3,290)	11,558
Subtotal		404,794	(76,555)	328,239
Indefinite-lived intangible assets
Operating Licenses and Trading Rights		105,744	—	105,744
Subtotal		105,744	—	105,744
Total intangible assets (RMB)		510,538	(76,555)	433,983

Aggregate amortization expense for amortizing intangible assets was RMB 19.08 million, RMB 56.55 and RMB 58.75 million for the years ended December 31, 2016, 2017 and 2018, respectively. Estimated amortization expense for the next five years is: RMB 66.30 million in 2019, RMB 65.92 million in 2020, RMB 64.80 million in 2021, RMB 51.50 million in 2022, and RMB 24.89 million in 2023.

Separately identifiable intangible assets that have determinable lives continue to be amortized and consist primarily of customer list, trademark and acquired software as of December 31, 2018. The Company amortizes intangible assets on a straight-line basis over their estimated useful lives, which is six to ten years. The estimated life of amortized intangibles is reassessed if circumstances occur that indicate the life has changed. Other intangible assets that have indefinite useful life mainly include licenses as of December 31, 2017 and 2018. The Company evaluates indefinite-lived intangible assets each reporting period to determine whether events and circumstances continue to support an indefinite useful life. If an intangible asset that is not being amortized is subsequently determined to have a finite useful life, the asset is tested for impairment.

Gold Master’s revenues for 2018 did not meet management’s expectations, which indicated that the carrying value of customer list and trademark that were recognized in the acquisition of Gold Master may not be fully recoverable. As such, the Group performed an impairment test and recognized RMB 78 million impairment loss on customer list and RMB 56 million impairment loss on trademark related to the acquisition of Gold Master in 2018.

No impairment loss on intangible assets was recognised for the years ended December 31, 2016 and 2017.

YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands)

15.                     EQUITY METHOD INVESTMENT

In January 2018, the Company’s subsidiary, Gold Master co-founded Shanghai Xin Feng Hou Factoring Company Limited (“Xin Feng Hou”) with Shanghai Pan Hou Investment Management Company (“Pan Hou”). Gold Master contributed RMB 24.5 million, representing 49% of the equity interest in Xin Feng Hou, while Pan Hou holds the remaining 51%. Xin Feng Hou mainly engages in financing for accounting receivables and other factoring arrangements.

Pursuant to the Articles of the Incorporation, voting rights are determined by the percentage of equity contribution. In order for a resolution to be passed, over 50% of votes is required. Therefore, the Group determined that it does not control Xin Feng Hou, and recognized it as an equity method investment, as opposed to be consolidated into the financial statements.

The Group would reassess the appropriateness of the accounting treatment for the investment, if there is any significant change in the percentage of equity holding interest or the mechanism for board resolutions.

The Group recognised a gain from investments of RMB 230 thousand in the consolidated statement of comprehensive income/(loss) for the year ended December 31, 2018.

16.                     ORDINARY SHARES AND ADDITIONAL PAID-IN CAPITAL

Holders of ordinary share are entitled to one vote per share, and to receive dividends and, upon liquidation or dissolution, are entitled to receive all assets available for distribution to shareholders. The holders have no preemptive or other subscription rights and there are no redemption or sinking fund provisions with respect to such shares.

YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands)

16.                     ORDINARY SHARES AND ADDITIONAL PAID-IN CAPITAL (CONTINUED)

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

In 2018, 42,776,980 ordinary shares were issued and RMB 19.93 million were recognized as additional paid-in capital due to the exercise of stock options and RSUs.

YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands)

17.                     TREASURY STOCK

On June 2, 2017 and May 29, 2018, the Company’s Board of Directors authorized a share repurchase program, under which the Company is authorized to purchase up to USD 30.0 million and USD 30 million worth of its outstanding American depositary shares (“ADSs”) over the following 12 months. As of December 31, 2017 and 2018, approximately 11.33 million and 39.12 million ordinary shares were repurchased for approximately RMB 36.97 million and RMB 111.17 million in cash. ADSs repurchased during 2017 and 2018 was approximately 11.33 million and 27.79 million ordinary shares for cash consideration of RMB 36.97 million and RMB 74.20 million respectively.

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

18.                     DIVIDEND DISTRIBUTION

On March 7, 2017, the Board of Directors approved an annual dividend distribution of USD 0.04 per ordinary share to shareholders of record as of the close of business on March 23, 2017, representing RMB 385.11 million in total, and was paid out of the Company’s capital premium account in March, 2017.

On March 9, 2018, the Board of Directors approved an annual dividend distribution of USD 0.02 per ordinary share to shareholders of record as of the close of business on March 27, 2018, representing RMB 177.50 million in total, and was paid out of the Company’s capital premium account in April, 2018.

19.                     RETAINED EARNINGS

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

	December 31,
	2017	2018	2018
	RMB	RMB	(Note2) USD
			Unaudited

PRC statutory reserve	168,746	171,090	24,884
Unreserved retained earnings	1,347,779	481,597	70,045
Total retained earnings	1,516,525	652,687	94,929

As of December 31, 2018, Yintech Investment, Yin Sai, Yin He You, Qian Jing, Xu Xing, Chun Xin and Gold Master Network have reached such maximum reserve amount and therefore stopped appropriation, while other PRC entities have not yet reached their respective maximum reserve amount.

YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands)

20.                     ACCUMULATED OTHER COMPREHENSIVE INCOME

		Unrealized gain on available-for-sale investments
	Foreign currency translation adjustment	Before tax amount	Income tax (expense) or benefit	Net-of-tax amount	Total
	RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2016	1,241	—	—	—	1,241

Other comprehensive income/(loss) before reclassification	42,696	10,695	(2,674)	8,021	50,717
Amounts reclassified from accumulated other comprehensive income/(loss)	—	(10,695)	2,674	(8,021)	(8,021)
Balance at December 31, 2016	43,937	—	—	—	43,937

Other comprehensive income/(loss) before reclassification	(18,714)	37,277	(7,283)	29,994	11,280
Amounts reclassified from accumulated other comprehensive income/(loss)	—	(38,392)	7,598	(30,794)	(30,794)
Balance at December 31, 2017	25,223	(1,115)	315	(800)	24,423

Cumulative effect of adoption of ASU 2016-01	—	1,115	(315)	800	800
Other comprehensive income/(loss) before reclassification	22,538	—	—	—	22,538
Amounts reclassified from accumulated other comprehensive income/(loss)	—	—	—	—	—
Balance at December 31, 2018	47,761	—	—	—	47,761
Balance at December 31, 2018 in USD (Note2) (unaudited)	6,947	—	—	—	6,947

The amounts reclassified out of accumulated other comprehensive income represent realized gains on the available-for-sale investments upon their sales prior to the adoption of ASU 2016-01, which were then recorded in “Trading gains / (losses), net” in the consolidated statements of comprehensive income/(loss).

YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands)

21.                     NON-CONTROLLING INTERESTS

	December 31,
	2017	2018	2018
	RMB	RMB	(Note2)USD
			Unaudited

Sina Shi Jin	9,072	96,974	14,103
Bo Zhong	4,746	3,449	502
Xin Hui Tong	—	7,308	1,063
Total	13,818	107,731	15,668

Non-controlling interests related to Sina Shi Jin, Bo Zhong and Xin Hui Tong, mainly represent the original investment, cumulative results of operations and changes in equity (deficit) attributable to non-controlling shareholders. Sina Shi Jin, Bo Zhong and Xin Hui Tong were acquired on May 31, 2017, July 31, 2017 and January 31, 2018 respectively (Note 4 — Acquisitions).

22.                     COMMITMENTS AND CONTINGENCIES

The Group’s leases are for the office premises. Future minimum lease payments under non-cancellable operating leases agreements as of December 31, 2018 are as follows. The Group’s leases do not contain any contingent rent payment terms.

RMB
Year ending December 31
2019	53,582
2020	22,193
2021	18,792
2022	4,962
2023	5,034
2024 and thereafter	5,479
Total	110,042

Rental expenses incurred under operating leases were RMB 46.65 million and RMB 78.01 million and RMB 67.87 million for the years ended December 31, 2016, 2017 and 2018, respectively.

YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands)

23.                     COMMISSIONS AND FEES

	Year ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	(Note2) USD
				Unaudited

Spread fees	932,273	274,630	—	—
Trading commissions, net	1,517,394	1,875,740	604,375	87,903
Overnight fees, net	97,376	27,501	—	—
Securities advisory fee	—	20,704	285,086	41,464
Securities brokerage fee	—	—	50,404	7,331
Asset management fee	—	—	2,003	291
Total	2,547,043	2,198,575	941,868	136,989

The Group earns trading commissions, spread fees and overnight fees from its operation on Tianjin and Guangdong Exchanges, which are settled on a daily basis. The Group earns trading commissions from its operation on Shanghai Gold Exchange and the Futures Commodity Exchange, which are settled on a monthly basis. The Group earns securities brokerage fee from its securities brokerage service, which are settled on a transactional basis. The Group earns securities advisory fee from its securities advisory service business, which are amortized over the prescribed contract period.

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

Cash rebates are offered to customers on the trading commission and overnight fees. The cash rebates are determined by the Group on an individual customer basis and paid monthly. The rebates are deducted from the gross trading commission or overnight fees. Total customer rebates recognized during the years ended December 31, 2016, 2017 and 2018 were RMB 255.64 million, RMB 108.83 million and nil, respectively.

Starting from June 2017, no more trading commissions, spread fees and overnight fees were generated from the Group’s operation in Tianjin and Guangdong Exchanges, and cash rebates was suspended from October 2017.

YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands)

24.                     TRADING GAINS / (LOSSES)

Trading gains / (losses) consists of realized and unrealized gains and losses from exchange-traded spot commodity contracts with customers and special members, commodity futures contracts, risk and return transfer agreements with third party fund, the realized gain from trading of physical commodities, realized and unrealized gains from equity securities investments pursuant to the adoption of ASU 2016-01, and realized gains and losses from the sale of AFS investments prior to the adoption of ASU 2016-01, all presented on a net basis.

Pursuant to the risk and return transfer agreements, the Group’s gains / (losses) arising from exchange-traded spot commodity contracts with customers were transferred to, and absorbed by the third party fund during the contract periods. Fair value movements on the risk and reward transfer agreement were recognised as trading gains / (losses). Settlements were made on a monthly basis.

The following table presents trading gains / (losses) for the years ended December 31:

	Year ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	(Note2) USD
				Unaudited
Spot commodity contracts	296,809	(133,116)	—	—
Risk and return transfer arrangement	(296,678)	134,678	—	—
Commodity futures contracts	(1,780)	753	—	—
Trading of physical commodities	2,840	(152)	—	—
Income from short-term investments	11,372	38,391	34,103	4,961
Income from equity method investment	—	—	230	33
Total	12,563	40,554	34,333	4,994

25.                     OTHER REVENUES

	Year ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	(Note2) USD
				Unaudited
Gain on disposal of subsidiaries	—	87,217	5,754	837
VAT refund	45,313	33,523	4,635	674
Sales of silver products	4,973	13,546	15	2
Sales of application services	28	6,475	55,513	8,074
Government grants and others	14,728	63,650	34,498	5,018
Awards from the Exchanges	90,528	—	—	—
Total	155,570	204,411	100,415	14,605

YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands)

25.                     OTHER REVENUES (CONTINUED)

Government grants and others primarily consist of financial subsidies granted by provincial and local governments for operating a business in their jurisdiction. The government grants are non-recurring in nature and there is no assurance that the Group will continue to receive such government grants in the future.

During the year ended December 31, 2016, the Group recognized awards of RMB 90.53 million, from the Exchanges based on customer trading volume of the Group. Awards from the Exchanges are recognized when there is reasonable assurance that they will be received and amounts can be reasonably estimated. Given the termination of trading in Guangdong and Tianjin Exchange in 2017, there is no award from the Exchanges recognized in 2017.

During the year ended December 31, 2016, 2017 and 2018, the Group recognized VAT refund of RMB 45.31 million, RMB 33.52 million and RMB 4.64 million, respectively, based on the VAT preferential policy issued by the State Administration of Tax. VAT refund is recoginized when there is resonable assurance that they will be received and amounts can be reasonably estimated. VAT refund is first recorded to offset the corresponding cost recognized by the Group, any excess refund is recognized in other revenue. The outstanding VAT refund receivable is RMB 43.22 million, RMB 7.69 million and RMB 11.77 million as at December 31, 2016, 2017 and 2018, respectively.

During the year ended December 31, 2016, 2017 and 2018, the group recoginzed application service revenue of RMB 0.03 million, RMB 6.48 million and RMB 55.51 million, respectively. Sales of application services comprise the sales of a license subscription bundled with customer support service during the license period. Revenue from sales of application services are amortized over the term of the arrangement.

In 2017, the Group disposed eight subsidiaries, including Sheng Ding, Da Xiang Ping Tai, Tian Jin Da Xiang, Da Xiang Shun Yi, Rong Jin Hui Yin, Jin Xiang Yin Rui, Yin Ru Yi and Yin Tian Xia Products, to third parties. The Group realized a disposal gain of RMB 87.22 million in total.

In 2018, the Group disposed one subsidiary, Tianxi, to a former management personnel of the Group. The Group realized a disposal gain of RMB 5.75 million. As at December 31, 2018, the outstanding receivable related to this disposal is RMB 9.60 million.

26.                     ADVERTISING AND PROMOTION

Advertising and promotion consists of market promotion cost and sales agent cost paid to third party companies.

	Year ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	(Note2) USD
				Unaudited
Advertising expenses	510,031	317,843	199,368	28,997
Sales agent expenses	44,260	107,022	23,897	3,476
Total	554,291	424,865	223,265	32,473

The sales agent expenses are related to fees to external sales agent companies for their customer development services on the Gold Exchanges and the Futures Commodity Exchanges.

YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands)

27.                     INCOME TAXES

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

PRC

The subsidiaries incorporated in PRC file separate tax returns in the PRC. The PRC statutory income tax rate is 25% according to the Corporate Income Tax (“CIT”) Law. Under the Enterprise Income Tax Law and its implementation regulations issued by the State Council, a 10% PRC withholding tax is applicable to dividends payable by a resident enterprise to investors that are non-resident enterprises, to the extent such dividends are derived from sources within the PRC, subject to any reduction set forth in applicable tax treaties. Substantially all the pretax income of the Group is derived from sources within the PRC.

United States and New Zealand

The Company’s subsidiaries incorporated in the United States and New Zealand are subject to income tax charges calculated on the basis of the tax laws enacted.

YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands)

27.                     INCOME TAXES (CONTINUED)

Income tax expense consists of the following for the years ended 31 December, and is substantially all attributable to the PRC:

	Year ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	(Note2) USD
				Unaudited

Current tax expense	175,777	134,350	62,820	9,137
Deferred tax (benefit)/expense	(50,347)	35,206	(61,792)	(8,987)
Total income tax expense	125,430	169,556	1,028	150

The reconciliation between the actual income tax expense and income tax computed by applying the PRC Corporate Income Tax rate of 25% to income before income taxes for the years ended December 31 is as follows:

		Year ended December 31,
	Note	2016	2017	2018	2018
		RMB	RMB	RMB	(Note2) USD
					Unaudited
Income taxes at PRC statutory income tax rate of 25%		262,954	159,136	(218,090)	(31,720)
Differential tax rates for non-PRC entities	(i)	2,497	2,053	(439)	(63)
Preferential income tax rate inside the PRC	(ii)	(177,256)	(127,602)	(6,896)	(1,003)
Change in the beginning-of-the-year balance of the valuation allowance due to a change in judgment about the realizability of deferred tax assets in future years		—	55,541	20,811	3,027
Current year change of valuation allowance on deferred tax assets		—	27,757	81,907	11,913
Distribution tax on PRC earnings		10,000	30,000	—	—
Non-deductible share-based compensation expense		40,953	42,429	6,748	981
Tax savings from additional deductions on certain research and development expenses	(iii)	(6,457)	(8,117)	(18,386)	(2,674)
Taxable/(non-taxable) gain on disposal of subsidiaries		—	(8,869)	541	79
Non-deductible loss on goodwill impairment		—	—	126,250	18,362
Other, net		(7,261)	(2,772)	8,582	1,248
Reported income taxes		125,430	169,556	1,028	150
Effective tax rate		12%	27%	(0.1)%	(0.1)%

YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands)

27.                     INCOME TAXES (CONTINUED)

(i)                                     The pre-tax losses from non-PRC entities consist primarily of administration expenses, including share-based compensation.

(ii)                                  Yin Sai was granted the “qualified software enterprise” status and is eligible and is entitled to a 50 percent reduction of income tax rate for the years ended December 31, 2016 to 2017. Yin Sai was granted the qualification of an “eligible high-tech enterprise” in 2019 which retroactively entitles Yin Sai to a preferential tax rate of 15% for years ended December 31, 2018 to 2020, as long as it continues meeting the related requirements. Yin He You was granted the “qualified software enterprise” status in 2016 and is eligible for an income tax exemption for the year ended December 31, 2016, and is entitled to a 50 percent reduction of income tax rate for the years ended December 31, 2017 to 2019, as long as it continues meeting the related requirements. Gold Master Network was granted the “qualified software enterprise” status in 2016 and is eligible for an income tax exemption for the years ended December 31, 2016 and 2017, and is entitled to a 50 percent reduction of income tax rate for the years ended December 31, 2018 to 2020, as long as it continues meeting the related requirements. Per share impact of such tax holiday is RMB 0.13, RMB 0.09 and RMB 0.00 for the years ended December 31, 2016, 2017 and 2018, respectively.

(iii)                               This amount represents tax incentives relating to the research and development expenses of certain operating subsidiaries in the PRC, which enables the claim of an additional tax deduction of the qualified research and development expenses incurred. Prior to 2018, the tax incentive percentage was 50%. Starting from 2018 until the end of 2020, the percentage is 75%.

In assessing the recoverability of deferred tax assets, management considers whether some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the cumulative earnings and projected future taxable income in making this assessment. Recovery of substantially all of the group’s deferred tax assets is dependent upon the generation of future income, exclusive of reversing temporary differences and carryforwards.

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

YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands)

27.                     INCOME TAXES (CONTINUED)

Significant components of the Group’s deferred tax assets/ (liabilities) are presented below:

	Year ended December 31,
	2017	2018	2018
	RMB	RMB	(Note2) USD
			Unaudited

Net operating loss carryforwards	21,204	61,877	9,000
Accrued social insurance	9,514	21,379	3,109
Advertising expense carryforwards	14,108	21,316	3,100
Deferred revenue	1,553	22,557	3,282
Impairment loss carryforwards	5,445	3,527	513
Unrealized loss on short-term investments	613	4,745	689
Intangible assets	—	20,640	3,002

Total deferred tax assets	52,437	156,041	22,695

Less: Valuation allowance	(16,489)	(124,726)	(18,141)

Net deferred tax assets	35,948	31,315	4,554

Undistributed earnings of PRC entities	(20,000)	—	—
Intangible assets	(85,446)	(76,006)	(11,055)
Unrealized gain on short-term investments	(298)	—	—
Equipment and leasehold improvements	(2,088)	(3,688)	(536)
Total deferred tax liabilities	(107,832)	(79,694)	(11,591)

Deferred tax assets, net	34,431	31,239	4,544

Deferred tax liabilities, net	(106,315)	(79,618)	(11,580)

The valuation allowance for deferred tax assets as of January 1, 2017 and 2018 is nil and RMB 16.49 million, respectively. The net change in the total valuation allowance was an increase of RMB 108.24 million in 2018, comprising of total increase of RMB 109.09 million, and total decrease of RMB 0.85 million due to disposal of Tian Xi. The valuation allowance as of December 31, 2017 and 2018 was RMB 16.49 million and RMB 124.73 million respectively, which primarily related to net operating loss carryforwards, accrued social insurance, advertising expense carryforwards and deferred revenue that, in the judgment of management, are not more-likely than-not to be realized.

As at December 31, 2017, the Group has a net operating loss carryforwards, advertising expense carryforwards, and impairment loss carryforwards for PRC income tax purpose of approximately RMB 84.81 million, RMB 56.43 million, and RMB 21.78 million, respectively. As at December 31, 2018, the Group has net operating loss carryforwards, advertising expense carryforwards, and impairment loss carryforwards for PRC income tax purpose of approximately RMB 251.33 million, RMB 85.26 million, and RMB 14.11 million, respectively. Net operating loss carryforwards will expire between 2019 and 2023. Advertising expense carryforwards and impairment loss carryforwards do not expire. The tax effect of the increase in all operating loss carryforwards for which a benefit was recognized for the years ended December 31, 2016, 2017 and 2018 were RMB 40.84 million, RMB 20.84 million and RMB 2.21 million, respectively. The tax benefit from utilization of operating loss carryforwards for which valuation allowance was recognized in prior years is RMB 8.5 million for the year ended December 31, 2018.

YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

27.                     INCOME TAXES (CONTINUED)

At December 31, 2016, 2017 and 2018, the Group had unrecognized tax benefits of RMB 3.84 million, nil and RMB 40.07 million, respectively. The unrecognized tax benefits pertain to income recognition under PRC’s tax laws and expense adjustments. The amount of unrecognized tax benefits which would have an impact on the Group’s effective tax rate are RMB 3.84 million, nil and 40.07 million as at December 31, 2016, 2017 and 2018, respectively.

RMB
Balance at December 31, 2016	3,838
Decrease due to disposal of the subsidiary	(3,838)
Balance at December 31, 2017	—
Increase based on tax positions taken in the prior year	40,067
Balance at December 31, 2018	40,067

As of and for the year ended December 31, 2016, interest related to unrecognized tax benefits was RMB 0.69 million. No interest related to unrecognized tax benefit was accrued in 2017 due to the disposal of relevant subsidiaries. As of and for the year ended December 31, 2018, interest related to unrecognized tax benefits was RMB 4.27 million, which was recorded as part of the income tax payable and income tax expense in the consolidated financial statements.

The Group’s only major jurisdiction is China where tax returns generally remain open and subject to examination by tax authorities for tax years 2013 onwards.

As of December 31, 2017, the group recognized a deferred a tax liability of RMB 20 million for the expected earnings distribution of RMB 200 million based on the withholding tax rate of 10%. After setting aside the expected distribution of RMB 200 million, the gross remaining balance with respect to the undistributed earnings from the foreign subsidiaries is approximately RMB 1.61 billion.

As of December 31, 2018, the Group has considered temporary differences pertaining to all investments in subsidiaries including the determination of the indefinite reinvestment assertion that would apply to each foreign subsidiary. The Group evaluated each entity’s historical and current business environment, and determined that no profit will be distributed from PRC operating entities to offshore holding companies for the year ended December 31, 2018. As of December 31, 2018, the gross balance with respect to the undistributed earnings from the foreign subsidiaries is approximately RMB 1.25 billion. The Group has not recognized a deferred tax liability for the temporary difference as it is indefinitely reinvested. The unrecognized deferred tax liability is approximately RMB 124.82 million as of December 31, 2018. If future changes in the business environment cause the Group to change its plan to such that some or all of the undistributed earnings are remitted, such temporary difference would become taxable.

YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands)

28.       EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share for the years ended December 31, 2016, 2017 and 2018.

	Year ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	(Note2) USD
				Unaudited

Net Income/(loss) attributable to Yintech	930,668	480,664	(863,038)	(125,524)

Basic weighted average number of ordinary shares outstanding	1,178,140,974	1,398,435,985	1,435,146,878	1,435,146,878

Effect of dilutive share options and RSUs	69,590,143	47,760,075	19,116,441	19,116,441

Dilutive weighted average number of ordinary shares *	1,247,731,117	1,446,196,060	1,435,146,878	1,435,146,878

Basic earnings/(losses) per share	0.79	0.34	(0.60)	(0.09)

Diluted earnings/(losses) per share *	0.75	0.33	(0.60)	(0.09)

* Effect of dilutive share options and RSUs were excluded from the computation of dilutive earnings per share because their inclusion would have been anti-dilutive.

YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands)

29.                     EQUITY SETTLED SHARE-BASED TRANSACTIONS

(a)         Stock option

In 2016, 2017 and 2018, Yintech granted a total of 63,741,271, 10,000,000 and 1,800,000, respectively, stock option to certain directors, eligible person and employees. The stock options are vested during the vesting period. Upon vesting, each stock option shall be entitled to the purchase of one ordinary share in the share capital of Yintech before it lapses.

Stock option activity during the periods indicated is as follows:

			Weighted
		Weighted	average
		average	remaining	Aggregate
	Number	exercise	contractual	intrinsic
	of options	price	term	value
		USD		RMB
Balance at January 1, 2016	78,656,500	0.163	5.60	127,216
Granted	63,741,271	0.565	—	—
Exercised	(9,549,860)	0.163	—	—
Forfeited	(9,447,057)	0.174	—	—
Expired	—	—	—	—
Balance at December 31, 2016	123,400,854	0.370	5.38	385,869

Exercisable at December 31, 2016	40,422,998	0.163	3.55	126,401
Balance at January 1, 2017	123,400,854	0.370	5.38	385,869
Granted	10,000,000	0.500	—	—
Exercised	(30,751,280)	0.175	—	—
Forfeited	(1,020,914)	0.213	—	—
Expired	—	—	—	—
Balance at December 31, 2017	101,628,660	0.361	4.49	77,496

Exercisable at December 31, 2017	40,004,140	0.292	3.41	30,505

Balance at January 1, 2018	101,628,660	0.361	4.49	77,496
Granted	1,800,000	0.500	—	—
Exercised	(18,594,040)	0.163	—	—
Forfeited	(10,347,980)	0.476	—	—
Expired	—	—	—	—
Balance at December 31, 2018	74,486,640	0.394	3.40	40,593

Exercisable at December 31, 2018	44,886,800	0.352	3.30	31,353

The weighted average grant date fair value of options granted during the years ended December 31, 2016, 2017 and 2018 was RMB 15.19 million, RMB 8.29 million and RMB 1.15 million, respectively.

YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands)

29.                     EQUITY SETTLED SHARE-BASED TRANSACTIONS (CONTINUED)

(a)         Stock option (Continued)

As of December 31, 2016, 2017 and 2018, there was RMB 22.54 million, RMB 31.57 million and RMB 6.78 million of total unrecognized compensation cost related to unvested stock options. That cost is expected to be recognized over a weighted average period of 0.76 years. During the years 2016, 2017 and 2018, compensation cost recognized in earnings in relation to stock options are RMB 23.18 million, RMB 78.12 million and RMB 24.69 million, respectively. No income tax benefit was recognized on the vesting or exercise of the stock options.

Fair value of share options and assumptions

The estimate of the fair value of the share options granted is measured based on a binomial lattice model. The contractual life of the share option is used as an input into this model. Expectations and staff turnover rate are incorporated into the binomial lattice model.

	2016	2017	2018

Expected volatility (expressed as weighted average volatility)	48.44%	47.23%	48.19%
Option life	5.97-8.00	5.64-9.32	5.53-6.53
Expected dividends	0-1.80%	4.30%	4.27%
Risk-free interest rate	1.43%-1.94%	1.78%-2.10%	2.81%-2.85%

Before 2017, Yintech’s shares did not have sufficient trading history at the time the options were issued, the expected volatility was based on the historical volatilities of comparable publicly traded companies engaged in the similar industry. Expected dividends were estimated in the same manner. In 2017 and 2018, historical volatility of Yintech was used as Yintech was listed in NASDAQ. Expected dividends were based on Yintech’s average dividend yield. Risk-free interest rate is based on US Treasury zero-coupon issues with maturity terms similar to the expected term on the stock-based awards. Changes in the subjective input assumptions could materially affect the fair value estimate.

Share options were granted under a service condition. This condition has not been taken into account in the grant date fair value measurement of the services received. There was no market conditions associated with the share option grants.

(b)         Restricted share units

In 2016, 2017 and 2018, Yintech granted a total of 31,924,995, 39,877,700 and 463,580 RSUs, respectively, to certain directors, eligible person and employees. The RSUs are vested during the vesting period, subject to the fulfillment of certain operational and/or financial performance targets as set by the Board, if any, that are probable of being met. Upon vesting, each RSU shall be entitled to the transfer or issue of one ordinary share in the share capital of Yintech.

YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands)

29.                     EQUITY SETTLED SHARE-BASED TRANSACTIONS (CONTINUED)

(b)         Restricted share units (Continued)

		Weighted
		average
		remaining	Aggregate
	Number	contractual	intrinsic
	of units	term	value
			RMB
Balance at January 1, 2016	9,789,875	1.25	26,171
Granted	31,924,995	—	—
Vested	(30,302,520)	—	—
Forfeited	(3,723,826)	—	—
Balance at December 31, 2016	7,688,524	1.16	43,773

Balance at January 1, 2017	7,688,524	1.16	43,773
Granted	39,877,700	—	—
Vested	(37,631,880)	—	—
Forfeited	(916,264)	—	—
Balance at December 31, 2017	9,018,080	2.00	28,046

Balance at January 1, 2018	9,018,080	2.00	28,046
Granted	463,580	—	—
Vested	(2,716,500)	—	—
Forfeited	(3,164,778)	—	—
Balance at December 31, 2018	3,600,382	1.60	7,550

The weighted average grant date fair value of RSUs granted during the years ended December 31, 2016, 2017 and 2018 was RMB 118.76 million, RMB 49.21 million and RMB 0.66 million respectively. As of December 31, 2016, 2017, and 2018, there was RMB 5.38 million, RMB 11.41 million and RMB 2.22 million respectively, of total unrecognized compensation cost related to unvested RSUs. That cost is expected to be recognized over a weighted average period of 1.1 years. In 2016, 2017 and 2018, compensation cost recognized in earnings in relation to RSUs is RMB 140.63 million, RMB 91.60 million and RMB 2.41 million respectively. No income tax benefit was recognized on the vesting of the restricted share units.

YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands)

30.                     RELATED PARTY TRANSACTIONS

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

(b)         Acquisition of Forthright International

On December 29, 2017, the Group acquired 100% of the shares of the Forthright International with a total consideration of approximately RMB 2.12 million. Forthright International was previously wholly owned by Win Yin Financial and Information Service Company Limited, which was wholly owned by the Company’s Founding Shareholders. Upon completion of this acquisition, RMB 1.34 million was recognized as goodwill accordingly.

(c)          Fund investments managed by Chun Da

As at December 31, 2017, the Group held RMB 154.18 million (net of fair value loss) in fund investments managed by Chun Da. Chun Da is a wholly owned subsidiary within the Group which primarily provides asset management services.

(d)         Loan to Group’s management personnel

On July 1, 2018, the Group approved a staff benefit plan in the form of staff loan. The plan provides non-interest bearing staff loans for house purchase. As at December 31, 2018, the Group has granted RMB 5 million to a Group’s management personnel.

(e)          Advanced leasing deposit with Shanghai Xie Yu Properties Limited

On May 1, 2018, the Group entered into an advanced leasing agreement with Shanghai Xie Yu Properties Limited (Xie Yu) and has paid RMB 20 million as non-interest bearing deposit in advance. Based on the agreement, future rent can be paid out from the deposit. The Group identifies Xie Yu as a related party, because the Group could impose significant influence on Xie Yu through the Group’s CEO’s spouse.

31.  SEGMENT INFORMATION

The Group’s chief operating decision maker has been identified as the Chief Executive Officer who reviews the consolidated results of operation when making decisions about allocating resources and assessing performance of the Group. The Group operates and manages its business as a single segment.

Substantially all of the Group’s revenue for the years ended December 31, 2016, 2017 and 2018 were generated from the PRC.

As of December 31, 2017 and 2018, respectively, substantially all of long-lived assets of the Group were located in the PRC.

32.                     SUBSEQUENT EVENTS

Management has considered subsequent events through April 30, 2019, which was the date these consolidated financial statements were issued and has determined that there is no item to disclose.