Form 20-F
period 2019-12-31
Yintech Investment Holdings Ltd
filed 2020-04-27
CIK 1661125

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to .

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Di Qian, Chief Financial Officer

Telephone: +86 (21) 2028 8020

Email: di.qian@yintech.cn

3rd Floor, Lujiazui Investment Tower

No.360 Pudian Road

Pudong District, Shanghai, 200125

People’s Republic of China

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
American depositary shares (each representing 20 ordinary shares, par value US$0.00001 per share)	YIN	The NASDAQ Stock Market LLC (The NASDAQ Global Select Market)
Ordinary shares, par value US$0.00001 per share		The NASDAQ Stock Market LLC (The NASDAQ Global Select Market)

* Not for trading, but only in connection with the listing on The NASDAQ Global Select Market of American depositary shares. Currently, one ADS represents 20 ordinary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

[None]
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

[None]
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

1,431,078,855 ordinary shares, par value US$0.00001 per share, as of December 31, 2019.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes  ☐   No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes  ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes  ☒   No ☐

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assesstnent of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒ U.S. GAAP	☐ International Financial Reporting Standards as issued by the International Accounting Standards Board	☐ Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes  ☐   No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes  ☐   No ☐

i

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

This annual report on Form 20-F contains translations of certain Renminbi (“RMB” or “CNY”) amounts into U.S. dollars (“USD”) at specified rates. For amounts not recorded in our consolidated financial statements included elsewhere in this annual report, unless otherwise stated, all translations from Renminbi to U.S. dollars were made at the exchange rate of RMB6.9618 to US$1.00, as set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2019. We make no representation that the RMB or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all. On April 13, 2020, the noon buying rate was RMB7.0501 to US$1.00. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

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

PART I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not Applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3. KEY INFORMATION

A.    SELECTED FINANCIAL DATA

The following table presents the selected consolidated financial information for our company. The consolidated statements of comprehensive income data for the four years ended December 31, 2016, 2017, 2018 and 2019 and the consolidated balance sheet data as of December 31, 2016, 2017, 2018 and 2019 have been derived from our audited consolidated financial statements. The following selected consolidated statement of operations data for the years ended December 31, 2016, 2017, 2018 and 2019 and the selected consolidated balance sheet data as of December 31, 2016, 2017, 2018 and 2019 have been derived from our audited consolidated financial statements. The selected consolidated financial data as of December 31, 2018 and 2019 and for each of the years in the three-year period ended December 31, 2019, are derived from our audited consolidated financial statements included elsewhere in this annual report beginning on page F-1. The selected consolidated financial data as of December 31, 2016 and 2017 and for the year ended December 31, 2016 are derived from our consolidated financial statements not included in this annual report. Our historical results do not necessarily indicate results expected for any future period. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes, and “Item 5. Operating and Financial Review and Prospects” below. Our audited consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

Consolidated Statements of Comprehensive Income Data

	For the Year Ended December 31,
	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	US$
					(unaudited)
	(in thousands, except per share data)
Revenues
Commissions and fees, net	2,547,043	2,198,575	941,868	1,399,575	201,036
Trading gains, net	12,563	40,554	34,333	207,857	29,857
Interest and investment income	4,365	5,406	18,128	35,000	5,027
Other revenues	155,570	204,411	100,415	49,373	7,092
Total revenues	2,719,541	2,448,946	1,094,744	1,691,805	243,012
Expenses
Commission expense	—	—	(2,012)	(576)	(83)
Employee compensation and benefits	(839,024)	(1,066,553)	(808,292)	(841,205)	(120,832)
Advertising and promotion	(554,291)	(424,865)	(223,265)	(339,755)	(48,803)
Information technology and communications	(40,905)	(41,170)	(32,421)	(33,119)	(4,757)
Occupancy and equipment rental	(76,594)	(123,680)	(115,810)	(98,956)	(14,214)
Taxes and surcharges	(30,748)	(21,080)	(6,455)	(5,893)	(846)
Intangible assets amortization	(19,081)	(56,547)	(56,515)	(28,053)	(4,030)
Impairment of goodwill and intangible assets	—	—	(639,000)	—	—
Other expenses	(107,766)	(78,509)	(83,334)	(85,755)	(12,318)
Total expenses	(1,668,409)	(1,812,404)	(1,967,104)	(1,433,312)	(205,883)
Income/(loss) before income taxes	1,051,132	636,542	(872,360)	258,493	37,129
Income tax expense	(125,430)	(169,556)	(1,028)	(127,925)	(18,375)
Net income/(loss)	925,702	466,986	(873,388)	130,568	18,754
Less: Net loss attributable to non-controlling interests	(4,966)	(13,678)	(10,350)	44,888	6,448
Net income/(loss) attributable to Yintech	930,668	480,664	(863,038)	85,680	12,306
Earnings/(loss) per share
Basic	0.79	0.34	(0.60)	0.06	0.01
Diluted	0.75	0.33	(0.60)	0.06	0.01
Other comprehensive income/(loss)
Unrealized gains/(Loss) on available-for-sale investments, net of tax	—	(800)	—	1,033	149
Foreign currency translation adjustment	42,696	(18,714)	22,538	2,348	338
Comprehensive income/(loss)	968,398	447,472	(850,850)	133,949	19,241
Comprehensive (loss)/gain attributable to non-controlling interests	(4,966)	(13,678)	(10,350)	45,165	6,488
Comprehensive income/(loss) attributable to Yintech	973,364	461,150	(840,500)	88,784	12,753

Consolidated Balance Sheet Data

	As of December 31,
	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	US$
					(unaudited)
	(in thousands)
Assets
Cash	1,541,241	690,478	257,789	209,507	30,094
Entrusted bank balances held on behalf of customers	—	150,452	73,226	89,157	12,807
Investment Securities	218,940	1,212,006	1,479,109	1,895,874	272,325
Deposits with clearing organizations	265,807	1,152	34,215	20,330	2,920
Derivative assets	45,569	—	—	—	—
Amount due from related parties	—	—	25,000	20,000	2,873
Equity method investment	—	—	24,730	24,845	3,569
Equipment and leasehold improvements	37,594	39,214	24,316	13,844	1,989
Deferred tax assets	59,551	34,431	31,239	27,206	3,908
Goodwill	1,069,603	1,096,972	637,147	637,835	91,619
Accounts receivable	109,497	171,156	180,230	164,391	23,613
Operating lease right-of-use assets	—	—	—	34,476	4,952
Intangible assets	417,257	433,983	330,247	302,613	43,468
Other assets	154,822	311,281	155,648	225,302	32,363
Total assets	3,919,881	4,141,125	3,252,896	3,665,380	526,500
Liabilities and Shareholders’ Equity
Accounts payable (including accounts payable of the consolidated variable interest entities (“VIE”) and VIE’s subsidiaries without recourse to the Company of RMB2,283 thousand and RMB768 thousand as of December 31, 2018 and 2019, respectively)	15,274	197,516	119,469	114,552	16,454
Accrued employee benefits (including accrued employee benefits of the consolidated VIE and VIE’s subsidiaries without recourse to the Company of RMB19,708 thousand and RMB58,417 thousand as of December 31, 2018 and 2019, respectively)	231,376	142,085	189,042	271,965	39,065
Income tax payable (including income tax payable of the consolidated VIE and VIE’s subsidiaries without recourse to the Company of RMB11,042 thousand and RMB34,855 thousand as of December 31, 2018 and 2019, respectively)	145,049	73,458	95,415	171,793	24,677
Deferred tax liabilities (including deferred tax liabilities of the consolidated VIE and VIE’s subsidiaries without recourse to the Company of RMB 38,287 thousand and RMB 42,177 thousand as of December 31, 2018 and 2019, respectively)	108,694	106,315	79,618	118,469	17,017
Operating lease liabilities	—	—	—	30,846	4,431
Amount due to related parties	—	—	—	4,426	636
Other liabilities (including other liabilities of the consolidated VIE and VIE’s subsidiaries without recourse to the Company of RMB 62,645 thousand and RMB 127,320 thousand as of December 31, 2018 and 2019 respectively)	103,507	45,553	144,392	181,883	26,126
Total liabilities	603,900	564,927	627,936	893,934	128,406
Shareholders’ Equity
Ordinary shares (USD 0.00001 par value. 3,000,000,000 shares authorized, 1,468,059,155 shares issued and 1,428,942,175 shares outstanding as of December 31, 2018; 1,431,840,215 shares issued and 1,431,078,855 shares outstanding as of December 31, 2019)	90	93	96	95	14
Treasury stock (39,116,980 and 761,360 shares as of December 31, 2018 and 2019, respectively)	—	(36,973)	(111,169)	(1,737)	(250)
Additional paid-in capital	2,236,778	2,058,312	1,927,854	1,830,960	263,001
Retained earnings	1,035,861	1,516,525	652,687	738,367	106,060
Accumulated other comprehensive income	43,937	24,423	47,761	50,865	7,306
Equity attributable to non-controlling interests	(685)	13,818	107,731	152,896	21,963
Total shareholders’ equity	3,315,981	3,576,198	2,624,960	2,771,446	398,094
Total liabilities and shareholders’ equity	3,919,881	4,141,125	3,252,896	3,665,380	526,500

Summary Operating Data

The following table presents our summary operating data for the periods indicated:

	As of December 31,
	2017	2018	2019
Tradable accounts(1)	108,850	126,539	151,553

(1)         Tradable accounts refer to accounts that have been activated and have remained tradable as of the end of the period.

	For the Year Ended December 31,
	2017	2018	2019
Active accounts(2)	121,410	40,240	42,902

	RMB	RMB	RMB	US$
				(unaudited)
Customer trading volume (in millions)	3,841,069	1,730,683	2,665,578	382,886

(2)         Active accounts refer to tradable accounts that have executed at least one trade during the period.

EXCHANGE RATE INFORMATION

Our business is primarily conducted in China and substantially all of our revenues and expenses are denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On April 13, 2020, the daily exchange rate reported by the Federal Reserve Board was RMB7.0501 to US$1.00.

B.    CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.    REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.    RISK FACTORS

Risks Related to Our Business and Industry

A change in trading rules of the trading exchanges could adversely affect our revenue and profitability.

We are under the supervision of various trading exchanges such as the Shanghai Gold Exchange (“SGE”), Dalian Commodity Exchange and China Financial Futures Exchange, etc., which provide trading platforms and set trading model and rules for all participants on the exchanges. Those exchanges formulate their trading rules covering various aspects of trading, including but not limited to, commission and fee rates, leverage ratio, trade settlement procedures, membership qualifications, risk control mechanism, as well as information management. Those trading exchanges usually adjust their trading rules in response to changing market conditions and changes to these rules may adversely affect our revenue or business. In addition, futures companies have discretion to set the fee rates and the adjustments of the fee rates will have an impact on our income and profitability.

Any material changes in the trading rules of those exchanges may affect our business model, revenue composition, expenses associated with our operation, as well as costs to comply with new rules, which may adversely affect our results of operations and business. For instance, the maximum level of our trading commissions generated from spot commodities services we provided on the SGE is set by the SGE. If the SGE was to reduce such fee levels, for one purpose or another, our revenue and profit may suffer. If the SGE was to lower the maximum leverage ratio, it would reduce the maximum notional value of transaction a customer can conduct with a given amount of trading deposit, which may negatively affect our customers’ trading volume, thus negatively impacting our commissions and fees as they are earned based on our customers’ trading volume. A lower maximum leverage ratio may negatively impact our customers’ trading volume and our commissions and fees. Another example is the fee rate and leverage ratio, which is determined by the futures companies subject to the changes made by exchanges as well as market condition then. If the fee rate in future exchanges decreases, our income will directly decline accordingly. If the leverage ratio drops, our trading notional will downslope and our income will be negatively affected.

A substantial portion of our business currently relies on collaboration with multiple financial members of the SGE and futures companies. Our business will be adversely impacted if we are unable to maintain our relationship with them.

We have formed cooperative relationships with a number of financial members of the SGE and futures companies. We introduce customers to open accounts and trade at the trading platform or application of each of those financial members of the SGE and futures companies and, in turn, share the relevant commissions and fees income with financial members of the SGE and futures companies.

Our agreements with those financial members of the SGE and futures companies are non-exclusive and do not prohibit them  from working with our competitors or from offering competing services. Any of those financial members of the SGE and futures companies could view that working with us is not in their best interest and hence decide to enter into exclusive or more favorable relationships with our competitors. In turn, those financial members of the SGE and futures companies may not perform as expected under our agreements, including potentially being unable to accommodate our projected growth in customer base and trading volume. We could in the future have disagreements or disputes with those companies, which could negatively impact or threaten our relationship.

We provide agent services to several financial members of the SGE who are subject to supervision of the SGE. And the SGE is subject to the oversight of the People’s Bank of China. Any change of regulations to any or certain of our cooperative financial members could adversely impact our business. For instance, we were requested to suspend business cooperation with two of those financial members in accordance with the internal rule stipulated by the SGE that may result in high dependence on the fewer financial members that we could develop business relationships with and hence reduce our revenues generated from spot gold services.

The futures commodity business is subject to the oversight by the People’s Bank of China, the Banking Regulatory Commission, the China Securities Regulatory Commission (“CSRC”) and other regulatory authorities in China and other jurisdictions, and must comply with complex rules, regulations, licensing and examination requirements. We are an “introducing broker” and according to a rule stipulated in 2007, we cannot keep customers’ transaction records and account materials in our platform. The Measures for the Supervision and Administration of Futures Companies promulgated by CSRC in 2019 required the futures companies to protect customer’s account information strictly with discretion. As a result, we receive fees and commissions in accordance with the calculation sheet provided by those futures companies and if the futures companies conceal or wrongly calculate the fees or commissions, our income might be negatively affected. We may also have difficulties in settling data with accuracy, as we are not allowed to intercept customer information in accordance with The Measures for the Supervision and Administration of Futures Companies. Furthermore, The Measures for the Supervision and Administration of Futures Companies also clearly stipulated that the futures companies would assume the primary responsibility for handling customer complaints. As a result, those futures companies will likely to be more prudent in the negotiation and cooperation with the intermediaries like us, and may exert additional obligations to us in the future, which will drastically increase our risk and cost. This may have a negative impact on our business operations and revenue generation in the future.

Furthermore, according to an internal regulation notice, we, as an introducing broker, will subject our Apps to the certification of those futures companies. This might also negatively affect our business as we primarily acquire new customers through the apps we designed and developed independently.

Our futures commodities trading business is subject to extensive and evolving regulatory requirements in China, any non-compliance with or changes to these requirements may affect our business operations and prospects.

The PRC futures industry is highly regulated. Futures companies and other financial institutions that operate in this industry are subject to laws and regulations in various respects, including in relation to licensing, scope of permitted products and services, capital adequacy as well as trading and payment methods.

The regulatory authorities in China may conduct periodic inspections, examinations and inquiries in respect of our compliance with relevant regulatory requirements. Such laws and regulations may potentially impose additional costs on our business, increase the regulatory and compliance complexity of our operations, and reduce the demand for our services. There is no assurance that we will be able to comply fully with all the relevant laws and regulations. Any breach or non-compliance may result in sanctions, fines, penalties or other disciplinary actions.

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

Our revenue generated from our commodities services sector depends in part on our customer trading volume, which is influenced by the general trading activities in the online spot commodity trading market and futures commodities market. Online commodities trading faces competition from traditional investment products, including but not limited to, stock, wealth management products, as well as online finance products. These alternative investment products may divert investors from or reduce their activity levels in online commodities trading, which may adversely affect our trading volume, revenue and business.

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

The profitability of our clients’ investments is directly affected by elements beyond our control, such as economic and political conditions, broad trends in business and finance, changes in volume of securities transactions, changes in the markets in which such transactions occur and changes in how such transactions are processed. Furthermore, it is possible that some clients could solely rely on certain predictive statements made by other clients on our platform, ignoring our alert warnings that clients should make their own investment judgment and should not predict future performance based on historical records.

Any future change in the regulatory and legal regime for the securities brokerage industry may have a significant impact on our business.

We acquired Forthright Financial Holdings Company Limited, or Forthright, in 2017 and thus began to offer online trading services for individual investors to trade Hong Kong and U.S. stock. Firms in the securities brokerage industry have been subject to an increasingly regulated environment over recent years, and penalties and fines sought by regulatory authorities have also increased. This regulatory and enforcement environment has created uncertainties with respect to various types of products and services that historically had been offered by us and that were generally believed to be permissible and appropriate. Our model of operation and profitability may be directly affected by legislative changes in rules promulgated by government agencies and self-regulatory organizations in various jurisdictions that oversee our businesses, and changes in the interpretation or enforcement of existing laws and rules, such as the potential imposition of transaction taxes.

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

We acquired Forthright in 2017 and thus began to offer online trading services for Hong Kong and U.S. stock to individual investors around the world to receive commissions and interests through our platform. We also purchase market data and investment information from external data providers and then provide consolidated market data and industry analysis to our customers to help them make investment choices.

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

Our customer base mainly comprises individual customers. Although we offer services designed to educate, support and retain our customers, our efforts to attract new customers or reduce the attrition rate of our existing customers may not be successful. If we were unable to maintain or increase our customer retention rates or generate new customers in a cost-effective manner, our business, financial condition and results of operations would likely be adversely affected. Historically, we incurred RMB424.9 million, RMB223.3 million and RMB339.8 million (US$48.8 million) in advertising and promotion expenses, representing 17.3%, 20.4% and 20.1% of our revenues in the year of 2017, 2018 and 2019, respectively. Although we have spent significant financial resources on marketing expenses and plan to continue doing so, these efforts may not be cost-effective to attract new customers. We cannot assure you that we will be able to maintain or grow our customer base in a cost-effective way. If we are unable to maintain high-quality services, or maintain or reduce our service fee rate, or introduce new products and services, we may fail to attract new customers or lose our existing customers, which could adversely affect our growth and profitability.

The occurrence of cyber incidents, or a deficiency in our cybersecurity, could disrupt our services, cause damage to our brand and adversely affect our results of operations.

In the current environment, there are numerous and evolving risks to cybersecurity and privacy, including criminal hackers, hacktivists, state-sponsored intrusions, industrial espionage, employee malfeasance and human or technological error. High-profile security breaches at other companies and in government agencies have increased in recent years, and security industry experts and government officials have warned about the risks of hackers and cyberattacks targeting businesses such as ours. In a number of public networks, hackers have bypassed firewalls and misappropriated confidential information, including personally identifiable information, for various reasons, including political, economic and commercial gain.

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

Our proprietary client software and client relationship management system, or CRM, are critical to our business operation. Our success in the past has largely been attributable to our sophisticated proprietary technology that has empowered the efficient operations of our platform. We have benefited from the fact that proprietary technology equivalent to that which we employ has not been widely available to our competitors. In order to remain competitive, our proprietary technology is under continuous development and upgrade.

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

From time to time, we may implement new lines of business or offer new services within existing lines of business. For instance, we commenced gold trading service on the SGE in November 2015. In August 2016, we acquired 100% equity interest in Gold Master (HK) Company Limited, or the Gold Master, which offers online spot commodity trading intermediate services to individual customers in PRC. We also established Financial Innovation Labs in Shanghai and Boston in November 2016 to focus on areas such as big data, artificial intelligence and trading strategies. Further, in 2017, we expanded our business to futures commodities trading services and securities services. In February 2018, we started securities advisory business to provide our individual customers with market insights and investment decision-making processes. In December 2018, we started to provide global asset allocation services after we acquired OTS Capital Management, a Type 4 and Type 9 license holder in Hong Kong. We may further expand into other business areas in the future.

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

Based on the criteria established in Internal Control — Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission, our management determined that our internal control over financial reporting was ineffective due to the presence of a un-remediated material weakness. The material weakness identified relates to our lack of sufficient accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements and failure to establish and clearly communicate acceptable policies regarding U.S. GAAP financial reporting. A material weakness (as defined in Rule 12b-2 under the Exchange Act) is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of a company’s annual financial statements will not be prevented on a timely basis. This control deficiency creates a reasonable possibility that a material misstatement to the consolidated financial statements will not be prevented or detected on a timely basis, and therefore we concluded that the deficiency represents a material weakness in our internal control over financial reporting and our internal control over financial reporting was not effective as of December 31, 2019.

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

We have made a few selective acquisitions to expand our business into new areas. We may in the future continue to pursue acquisitions and joint ventures as part of our growth strategy. In August 2016, we acquired 100% equity interest in Gold Master, which offers online spot commodity trading intermediate services to individual customers in the PRC on the SGE. Gold Master’s revenues for 2018 did not meet management’s expectations, therefore we performed an impairment test and recognized RMB 505 million impairment loss for goodwill, RMB 78 million impairment loss on customer list and RMB 56 million impairment loss on trademark. In July 2017, we established a joint venture with SINA Corporation (NASDAQ: SINA), a leading online media company serving China and the global Chinese communities, to provide financial software, information and services to individual investors. In December 2018, we acquired OTS Capital Management, a type-4 and type-9 license holder in Hong Kong under the Securities and Futures Commission (“SFC”) to provide global asset allocation service. We also entered into securities advisory and asset management business through acquisitions.

Any future acquisition or joint venture may result in exposure to potential liabilities of the acquired companies, significant transaction costs and it may present new risks associated with entering additional markets or offering new products as well as integrating the acquired companies or newly established joint ventures. Potential liabilities may arise from deficiencies in due diligence findings and deficient track record information. In addition, we may not have sufficient management, financial and other resources to integrate companies we acquire or to successfully operate joint ventures and we may be unable to profitably operate our expanded company. Additionally, any new businesses that we may acquire or joint ventures we may form, once integrated with our existing operations, may not produce expected or intended results.

We may be subject to customer claims and litigation risk that could adversely affect our reputation, business, financial condition and results of operations.

We are subject to lawsuits and other claims in the ordinary course of our business. Our business operations entail substantial litigation and regulatory risks, including the risk of lawsuits and other legal actions relating to information disclosure, client onboarding procedures, sales practices, product design, fraud and misconduct, control procedures deficiencies, as well as the protection of the personal and confidential information of our clients. We may be subject to arbitration claims and lawsuits in the ordinary course of our business. We may face arbitration claims and lawsuits brought by our users and clients who have used our online brokerage or other financial services and found them unsatisfactory. We may also encounter complaints alleging misrepresentation with regard to our platform and/or services. We may be subject to inquiries, inspections, investigations and proceedings by regulatory and other governmental agencies. Actions brought against us may result in settlements, injunctions, fines, penalties, suspension or revocation of license, reprimands or other results adverse to us that could harm our reputation. Even if we are successful in defending ourselves against these actions, the costs of such defense may be significant to us. In market downturns, the number of legal claims and the amount of damages sought in legal proceedings may increase.

The laws and regulations governing the financial services industry in China are still evolving. Substantial uncertainties exist regarding the regulatory system and the interpretation and implementation of current and any future PRC laws and regulations applicable to the financial services industry and securities and futures businesses. Depending on the type of products and services offered, the business operation may be subject to the supervision and scrutiny by different authorities. We cannot assure you that we have obtained all the permits or licenses required for conducting our business in China or will be able to maintain our existing licenses or obtain new ones. Nor could we assure you that all our employees have obtained the qualifications or licensees required for their work, especially for those sales and customer related employees whose qualification requirements are less clear under the current legal regime. If the PRC government considers that we were operating without the proper approvals, licenses or permits or promulgates new laws and regulations that require additional approvals or licenses or imposes additional restrictions on the operation of any part of our business, it has the power, among other things, to levy fines, confiscate our income, revoke our business licenses, and require us to discontinue our relevant business or impose restrictions on the affected portion of our business. Any of these actions by the PRC government may have a material adverse effect on our business and results of operations and may bring potential litigation and arbitrations.

We could also be negatively impacted if an operational breakdown or failure in the processing of transactions occurred, whether as a result of human errors, purposeful sabotage or fraudulent manipulation of our operations or systems. Our employees could misappropriate customer information, conduct improper activities on behalf of our customers, make false or misleading statements, promise investment returns to attract customers to trade, misrecord or otherwise try to hide improper activities from us. It is not always possible to identify and deter misconduct or errors by employees, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses. If any of our employees fail to follow our rules and procedures when interacting with clients, we could be liable for damages and subject to regulatory actions and penalties. Any of these occurrences could result in our diminished ability to operate our business, inability to attract users, reputational damage, regulatory intervention and financial harm, which could negatively impact our business, financial condition and results of operations. Moreover, employees’ misconduct could give rise to customer claims against us, including claims for negligence, fraud, failure to supervise, breach of fiduciary duty, transactions and intentional misconduct. These claims, regardless of their merits, could subject us to substantial losses and seriously harm our reputation, and may escalate into litigation as well.

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

We are subject to a variety of laws and other obligations relating to the security and privacy of data, including restrictions on the collection, use and storage of personal information and requirements to take steps to prevent personal data from being divulged, stolen, or tampered with The PRC Constitution, The PRC Criminal Law, The General Principles of the PRC Civil Law that protect individual privacy in general. The Cybersecurity Law of the PRC, which came into effect in June 2017, requires certain authorization or consent from Internet users prior to collection, use or disclosure of their personal data and also protection of the security of the personal data of such users, but there are still great uncertainties as to the interpretation and application of the Cybersecurity Law. The Office of the Central Cyberspace Affairs Commission, the Ministry of Industry and Information Technology, the Ministry of Public Security, and the State Administration for Market Regulation jointly promulgated an announcement on January 23, 2019 to carry out special campaigns against illegal collection and usage of personal information by mobile internet application programs operators, including collecting personal information irrelevant to their services, or forcing users to give authorization in disguised manner. Further, the Office of the Central Cyberspace Affairs Commission issued The Provisions on the Cyber Protection of Children’s Personal Information, effective on October 1, 2019, which requires, among others, that internet operators who collect, store, use, transfer and disclose personal information of children under the age of 14 shall establish special rules and user agreements for the protection of children’s personal information, inform the children’s guardians in a noticeable and clear manner, and shall obtain the consent of the children’s guardians. Although our current privacy policy clearly requires guardian’s consent for children under the age of 14, we don’t have technical means in place to ensure the authenticity of the consents obtained. We may be subject to laws and regulations relating to the security and privacy of data, including the collection, use and storage of personal information, of jurisdictions other than the PRC. Any failure, or perceived failure to maintain the security of our user data or to comply with applicable PRC or foreign privacy, data security and personal information protection laws and obligations may result in civil or regulatory liability, including governmental or data protection authority enforcement actions and investigations, fines, penalties, enforcement orders requiring us to cease operating in a certain way, litigation, or adverse publicity, and may require us to expend significant resources in responding to and defending allegations and claims.

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

In addition, while we have taken steps to protect the client information that we have access to, our security measures may be breached. If a cyberattack or other security incident were to result in unauthorized access to or modification of our customers’ data or our own data or our IT systems or in disruption of the services we provide to our customers, or if our products or services are perceived as having security vulnerabilities, we could suffer significant damage to our business and reputation.

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

Our risk management policies and procedures may not be fully effective in identifying or mitigating risk exposure in all market environments or against all types of risk.

We have devoted significant resources to developing our risk management policies and procedures and will continue to do so. Nonetheless, our policies and procedures to identify, monitor and manage risks may not be fully effective in mitigating our risk exposure in all market environments or against all types of risk. Many of our risk management policies are based upon observed historical market behavior or statistics based on historical models.

During periods of market volatility or due to unforeseen events, the historically derived correlations upon which these methods are based may not be valid. As a result, these methods may not predict future exposures accurately, which could be significantly greater than what our models indicate. This could cause us to incur investment losses or cause our hedging and other risk management strategies to be ineffective. Other risk management methods depend upon the evaluation of information regarding markets, clients, catastrophe occurrence or other matters that are publicly available or otherwise accessible to us, which may not always be accurate, complete, up-to-date or properly evaluated.

Although we have established an internal compliance system to supervise service quality and regulation compliance, these risks may be difficult to detect in advance and deter, and could harm our business, results of operations or financial performance.

In addition, although we perform due diligence on potential clients, we cannot assure you that we will be able to identify all the possible issues based on the information available to us. Management of operational, legal and regulatory risks requires, among other things, policies and procedures to properly record and verify a large number of transactions and events, and these policies and procedures may not be fully effective in mitigating our risk exposure in all market environments or against all types of risk. For example, according to article 21 of The Cybersecurity Law of the People’s Republic of China, the State implements a cybersecurity multi-level protection system (the “MLPS”) and the network operators shall perform security protection duties according to the requirements of the MLPS to ensure the network is free from interference, damage, or unauthorized access, and to prevent network data leaks, theft, or falsification. Currently, only two APPs of our Company have fulfilled these requirements and we might be subject to administrative penalties for the non-compliance. However, we do not believe we face high risks of severe penalties in the current regulatory environment.

Our lack of an Internet audio-visual program transmission license may expose us to administrative sanctions, which would materially and adversely affect our business, results of operations and financial condition.

Our lack of an Internet audio-visual program transmission license may expose us to administrative sanctions, which would materially and adversely affect our business, results of operations and financial condition. Pursuant to the Administrative Provisions on Internet Audio-Visual Program Service, or the Audio-Visual Program Provisions, which was issued by the State Administration of Radio, Film and Television, or SARFT, and the Ministry of Industry and Information Technology, or MIIT, coming into effect on January 31, 2008 and amended on August 28, 2015, online transmission of audio and video programs requires an Internet audio-visual program transmission license and online audio-visual service providers must be either wholly state-owned or state-controlled. In a press conference jointly held by SARFT and MIIT to answer questions with respect to the Audio-Visual Program Provisions in February 2008, SARFT and MIIT clarified that online audio-visual service providers that had already been operating lawfully prior to the issuance of the Audio-visual Program Provisions may re-register and continue to operate without becoming state-owned or controlled, provided that such providers have not engaged in any unlawful activities. This exemption will not be granted to online audio/video service providers established after the Audio-Visual Program Provisions were issued.

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

Our lack of an operating license for value-added telecommunication business may expose us to administrative sanctions, which would materially and adversely affect our business, results of operations and financial condition. Pursuant to The Telecommunication Regulation of the People’s Republic of China, or the Telecom Regulations, promulgated by the State Council on September 25, 2000 and later amended on July 29, 2014 and February 6, 2016, “value-added telecommunication services” is defined as telecommunications and information services provided through public networks. According to the Telecom Regulations as well as the Measures on the Administration of Telecommunications Business Operating Licenses, or the Telecom License Measures which were released by MIIT, became effective on April 10, 2009 and later amended on July 3, 2017 with the effectiveness commencing on September 1, 2017, operators of value-added telecommunications services shall obtain operating licenses prior to commencing operations from the MIIT, or its provincial-level counterparts. The Catalogue of Telecommunications Business (2015), or the Catalogue, which was released by MIIT in 2015 and became effective on March 1, 2016, further identifies information services as value-added telecommunications services. Provision of information services including instant message belongs to the second type of value-added telecommunications services.

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

The rapid growth of our business during our limited operation history has placed significant demands on our management and other resources. As we grow, we may also need to expand and upgrade the reliability and scalability of our proprietary technology, network infrastructure and other aspects of our IT system. We may need to hire additional sales and marketing representatives, customer service, risk management as well as other personnel to serve the enlarged customer base. Implementation of new business arrangements, expansion of technology infrastructure and an increase in employee numbers may further increase our operational complexity and impose higher standards on every aspect of our operation. Our management team may fail to effectively cope with the increased operational complexity, and we may fail to integrate new resources into our existing operation system. Therefore, we may not be able to maintain our current growth rate or manage our growth effectively.

We face risks related to natural disasters, health epidemics, terrorist attacks and other outbreaks, which could significantly disrupt our operations. We face risks related to the recent coronavirus (COVID-19) outbreaks.

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

In December 2019, a novel strain of coronavirus (COVID-19) was reported to have surfaced in Wuhan, PRC. On March 11, 2020, the World Health Organization declared COVID-19 a global pandemic.  The COVID-19 outbreak has brought uncertainties and interruptions to China's macroeconomics and the global economy and may have adverse effects on our operations. The Chinese government as well as an increasing number of countries in the world have taken various measures to constrain the outbreak. This COVID-19 outbreak has caused, and may continue to cause, companies in China, including us, to implement temporary adjustment of work schemes allowing employees to work from home. We have taken specific precautionary measures intended to minimize the risks of COVID-19 to our employees, customers and business partners, including temporarily requiring our employees to work remotely or canceling or postponing sponsored offline events and activities, which could compromise our efficiency and productivity during such periods, require us to incur additional costs, slow down our branding and marketing efforts, and result in short-term fluctuations in our results of operations. With offline activities in China largely limited since early 2020 and many communities subject to temporary lockdown, travel restriction or other form of quarantine, the interruptions of COVID-19 to our platform might be partially mitigated by increased popularity of online platform. The drastic market fluctuations influenced by the COVID-19 pandemic in fact brought a surge in our transaction volume in the first quarter of 2020. However, it might also cause instabilities of our customer’s investments, which will in turn increase our exposure to potential law suits and customer claims, hence might negatively affect our business in the future. In addition, the disposable income of certain of our customers may decrease or have decreased as a result of the impact of the COVID-19 outbreak, which may also adversely affect our operations. While the foregoing restrictions and measures designed to contain the spread of COVID-19 are expected to be temporary, the duration of the disruption and the related economic impact cannot be reasonably estimated at this time.  Our results of operations may be adversely affected to the extent that COVID-19 continues to affect the Chinese economy in general.  Additionally, as COVID-19 continues to evolve into a worldwide health crisis that could adversely affect the economies and financial markets of countries other than China, it may potentially result in an economic downturn that could affect demand for our customers, business partners and services and therefore materially adversely affect our business, financial condition and results of operations.  While there have been intensifying efforts to contain the spread of the COVID-19 by the governments of the countries and territories affected, the extent to which the COVID-19 impacts our results is highly uncertain and depends on future developments, including new information that emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among others.

Our insurance coverage may be inadequate to cover risks related to our business and operation.

While we maintain certain insurance, such as employee commercial insurance, traffic compulsory insurance, vehicle commercial insurance, there is no assurance that our insurance coverage will be adequate to cover potential losses. We have purchased D&O insurance for our directors and officers but not sure if it will be adequate to cover potential liability arising under future litigations. Under PRC laws and regulations, we are not required to, and we do not, maintain any insurance in relation to our business operations, such as business interruption insurance, or liability insurance against liabilities arising from customer complaints and litigation or other aspects of our business. Our current insurance policies may not protect us against such losses and liabilities.

Although we believe that our insurance coverage is in line with industry practice in the PRC, if any of the incidents mentioned above occur and we have insufficient insurance to cover the liabilities associated with such incidents, it could have a material adverse effect on our financial condition, results of operations and business prospects.

Risks Related to Our Corporate Structure

We rely on contractual arrangements with our VIE to use, or otherwise benefit from, the foreign restricted licenses and permits, such as the ICP license. Any failure by our VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.

We are a Cayman Islands company and our PRC subsidiaries are considered foreign invested enterprises. To comply with PRC laws and regulations, we conduct certain operations in China through a series of contractual arrangements entered into among Shanghai Xie Luo Information Technology Co., Ltd., or Xie Luo, and four onshore VIE Entities and their respective shareholders in PRC, specifically as follows: (1) Xie Luo, Shanghai Ran Yu Information Technology Co., Ltd., or Ran Yu, and the shareholders of Ran Yu, entered into on January 3, 2017, (2) Xie Luo, Shanghai Bei Xun Industry Co., Ltd., or Bei Xun, and the shareholders of Bei Xun, entered into on July 1, 2017, (3) Xie Luo, Shanghai Hong Feng Assets Management Co., Ltd., or Hong Feng, and the shareholders of Hong Feng, entered into on October 17, 2017 , (4) Xie Luo, Dalian Shun Fu Hui Business Information Consulting Co., Ltd., and shareholders of Shun Fu Hui entered into on July 31, 2018, (5) Shanghai Chun Da Asset Management Co.,Ltd., or Chun Da, and the shareholders of Chun Da, entered into on November 7, 2019 (Ran Yu, Bei Xun, Hong Feng, Shun Fu Hui, and Chun Da as our consolidated variable interest entities, together referred to as the “VIE Entities”, each a “VIE Entity”). As a result of these contractual arrangements, we exert control over the VIE Entities and will consolidate their operating results in our financial statements under U.S. GAAP for the fiscal year ending December 31, 2019.

We rely on contractual arrangements with our VIE to use, or otherwise benefit from, certain foreign restricted licenses and permits that we may need in the future as our business continues to expand, such as the internet content provider license, or the ICP license held by our VIE. The contractual arrangements contain terms that specifically obligate the VIE’s shareholders to ensure the valid existence of the VIE and restrict the disposal of material assets of the VIE. However, these contractual arrangements may not be as effective as direct ownership in providing us with control over our VIE. For example, our VIE and its shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests. In the event the VIE’s shareholders breach the terms of these contractual arrangements and voluntarily liquidate our VIE, or our VIE declares bankruptcy and all or part of its assets become subject to liens or rights of third-party creditors, or are otherwise disposed of without our consent, we may be unable to conduct some or all of our business operations or otherwise benefit from the assets held by the VIE, which could have a material adverse effect on our business, financial condition and results of operations. Furthermore, if our VIE undergoes a voluntary or involuntary liquidation proceeding, its shareholders or unrelated third-party creditors may claim rights to some or all of the assets of the VIE, thereby hindering our ability to operate our business as well as constrain our growth.

Substantial uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

The Foreign Investment Law was enacted by the second session of the thirteenth National People’s Congress of the PRC on March 15, 2019. On December 12, 2019, The Implementation Regulations of Foreign Investment Law was promulgated by the State Council, which simultaneously came into force with The Foreign Investment Law on January 1, 2020. The Foreign Investment Law, together with The Implementation Regulations of Foreign Investment Law, replaced, in their entirety, the trio of existing laws regulating foreign investment in China, namely, The Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. This law is the legal foundation for foreign investment in the PRC. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. The Implementation Regulations of Foreign Investment Law provide detailed rules for the principles of investment protection, promotion and management set forth in the Foreign Investment Law.

However, uncertainties still exist in relation to interpretation and implementation of The Foreign Investment Law, especially in regard to, including, among other things, the nature of “variable interest entity” structure, the promulgation schedule of both the “negative list”, or The Negative List, under the Foreign Investment Law and specific rules regulating the organization form of foreign-invested enterprises within the five-year transition period. As a result, The Foreign Investment Law may materially impact the viability of our current corporate structure, corporate governance and business operations in many aspects.

The promulgated Foreign Investment Law does not explicitly define VIE structure as a form of foreign investment or indicate what actions shall be taken with respect to the existing companies with a VIE structure, whether or not these companies are controlled by Chinese parties. Moreover, it is uncertain whether the apartment rental industry, in which the VIE and its subsidiaries operate, will be subject to the foreign investment restrictions or prohibitions set forth in the “catalog of special administrative measures” to be issued. If companies with an existing VIE structure like us are required to complete the MOC market entry clearance, we face uncertainties as to whether such clearance can be timely obtained, or at all. If we are not able to obtain such clearance when required, our VIE structure may be regarded as invalid and illegal. As a result, we would not be able to

a)             continue our business in China through our contractual arrangements with the VIE and shareholders of the VIE;

b)             exert control over the VIE;

c)              receive the economic benefits of the VIE under such contractual arrangements; or

d)             consolidate the financial results of the VIE.

Were this to occur, our results of operations and financial condition would be materially and adversely affected and the market price of our ADSs may decline.

The Foreign Investment Law mainly stipulates three forms of foreign investment, which includes: (a) a foreign investor, individually or collectively with other investors, establishes a foreign-invested enterprise within PRC, (b) a foreign investor acquires stock shares, equity shares, interests in assets, or other like rights and interests of an enterprise within PRC, and (c) a foreign investor, individually or collectively with other investors, invests in a new project within PRC. Despite the fact that the Foreign Investment Law does not explicitly stipulate the contractual arrangements or VIE structure as a form of foreign investment, it contains a general provision that foreign investment includes “foreign investors invest in China through any other methods under laws, administrative regulations, or provisions prescribed by the State Council.” Therefore, there are possibilities that future laws, administrative regulations or provisions of the State Council of the PRC may stipulate contractual arrangements as a way of foreign investment, and then whether our contractual arrangements will be recognized as a foreign investment, whether our contractual arrangements will be deemed to be in violation of the access requirements of foreign investment and how our contractual arrangements will be interpreted and handled remain uncertain.

There is no guarantee that our contractual arrangements and the business of our consolidated VIE will not be materially and adversely affected in the future. If the contractual arrangements and business of our company, our PRC subsidiary or our variable interest entity are found to be in violation of any existing or future PRC laws or regulations, or we fail to obtain or maintain any of the required permits, approvals or clearance, the relevant governmental authorities would have broad discretion in dealing with such violation, including levying fines, confiscating our income or the income of our PRC subsidiary or the VIE, revoking the business licenses or operating licenses of our PRC subsidiary or the VIE, shutting down our servers or blocking our rental apartments listed on the internet, discontinuing or placing restrictions or onerous conditions on our operations, requiring us to undergo a costly and disruptive restructuring, restricting or prohibiting our use of proceeds from our initial public offering to finance our business and operations in China, and taking other regulatory or enforcement actions that could be harmful to our business. In the extreme casescenario, we may be required to unwind the contractual arrangements or dispose of our VIE which could have a material and adverse effect on our business, financial condition and result of operations. Any of these actions could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. If any of these occurrences results in our inability to direct the activities of the VIE, and/or our failure to receive economic benefits from the VIE, we may not be able to consolidate their results into our consolidated financial statements in accordance with U.S. GAAP.

The Foreign Investment Law, may also adversely impact our corporate governance practice and increase our compliance costs. For instance, the Foreign Investment Law imposes stringent ad hoc and periodic information reporting requirements on foreign investors and the applicable FIEs. Aside from an investment information report required at each investment, and investment amendment reports, which shall be submitted upon alteration of investment specifics, it is mandatory for entities established by foreign investors to submit an annual report, and large foreign investors meeting certain criteria are required to report on a quarterly basis. Any company found to be non-compliant with these reporting obligations may potentially be subject to fines and/or administrative or criminal liabilities, and the persons directly responsible may be subject to criminal liabilities. In addition, The Foreign Investment Law allows foreign invested enterprises established according to the existing laws regulating foreign investment to maintain their current structure and corporate governance during the five-year transition period. This infers that we may be required to adjust the structure and corporate governance of certain of our PRC subsidiaries in the transition period. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance requirements may lead to regulatory non-compliance and hence materially and adversely affect our current corporate structure, corporate governance and business operations.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiary to liability or penalties, limit our ability to inject capital into our PRC subsidiary, limit our PRC subsidiary’s ability to increase its registered capital or distribute profits to us, or may otherwise adversely affect us.

On July 4, 2014, SAFE issued The Circular on Issues Concerning Foreign Exchange Control over the Overseas Investment and Financing and Round-trip Investment by Domestic Residents via Special Purpose Vehicles, or SAFE Circular 37, which became effective as of July 4, 2014 and has replaced The Notice on Relevant Issues Concerning Foreign Exchange Administration for Domestic Residents’ Financing and Roundtrip Investment Through Offshore Special Purpose Vehicles (“SAFE Circular 75”). According to SAFE Circular 37, prior registration with the local SAFE branch is required for PRC residents, including PRC individuals and PRC corporate entities as well as foreign individuals that are deemed as PRC residents for foreign exchange administration purpose, in connection with their direct or indirect contribution of domestic assets or interests to offshore companies, known as SPVs. SAFE Circular 37 further requires amendment to the SAFE registrations in the event of any changes with respect to the basic information of the offshore special purpose vehicle, such as change of a PRC individual shareholder, name and operation term, or any significant changes with respect to the offshore special purpose vehicle, such as increase or decrease of capital contribution, share transfer or exchange, or mergers or divisions. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we make in the future. In February 2015, SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13, effective June 2015. Under SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investments and outbound overseas direct investments, including those required under SAFE Circular 37, will be filed with qualified banks instead of SAFE. The qualified banks will directly examine the applications and accept registrations under the supervision of SAFE.

In addition to SAFE Circular 37 and SAFE Notice 13, our ability to conduct foreign exchange activities in China may be subject to the interpretation and enforcement of The Implementation Rules of the Administrative Measures for Individual Foreign Exchange promulgated by SAFE in January 2007 (as amended and supplemented, the “Individual Foreign Exchange Rules”). Under the Individual Foreign Exchange Rules, any PRC individual seeking to make a direct investment overseas or engage in the issuance or trading of negotiable securities or derivatives overseas must make the appropriate registrations in accordance with SAFE provisions, the failure of which may subject such PRC individual to warnings, fines or other liabilities.

All of our shareholders who are subject to the SAFE Circular 37 and Individual Foreign Exchange Rules have completed the initial registrations with the qualified banks as required by the regulations. However, we may not be informed of the identities of all the PRC residents holding direct or indirect interest in our company, and we have no control over our beneficial owners. Thus, we cannot provide any assurance that our current or future PRC resident beneficial owners will comply with our request to make or obtain any applicable registrations or continuously comply with all registration procedures set forth in these SAFE regulations. Such failure or inability of our PRC resident beneficial owners to comply with these SAFE regulations may subject us or our PRC resident beneficial owners to fines and legal sanctions, restrict our cross-border investment activities, or limit our PRC subsidiary’s ability to distribute dividends to, or obtain foreign-exchange-dominated loans from, our company, or prevent us from being able to make distributions or pay dividends, as a result of which our business operations and our ability to distribute profits to you could be materially adversely affected.

Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi. Under our current corporate structure, our Cayman Islands holding company may rely on dividend payments from our PRC subsidiary to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of the State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiary in China may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiary and consolidated variable interest entity to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi.

In light of the flood of capital outflows of China in 2016 due to the weakening Renminbi, the PRC government has imposed more restrictive foreign exchange policies and stepped up scrutiny of major outbound capital movement including overseas direct investment. More restrictions and substantial vetting process are put in place by SAFE to regulate cross-border transactions falling under the capital account. If any of our shareholders regulated by such policies fails to satisfy the applicable overseas direct investment filing or approval requirement timely or at all, it may be subject to penalties from the relevant PRC authorities. The PRC government may at its discretion further restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of the ADSs.

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

We refer to the shareholders of each of our VIE Entities as nominee shareholders because although they remain the holders of equity interests on record in each of our VIE Entities, pursuant to the terms of the relevant power of attorney, each such shareholder has irrevocably authorized the relevant WFOE to exercise his, her or its rights as a shareholder of the relevant VIE. However, if the VIE Entities, or their respective shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC laws, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective under PRC laws. For example, if the shareholders of the VIE Entities were to refuse to transfer their equity interest in the VIE Entities to us or our designee if we exercise the purchase option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations.

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

We have designated individuals who are PRC citizens to be nominee shareholders of our VIE Entities in China. Among all shareholders of our VIE Entities, Mr. Dikuo Bo currently serves as our Vice President. None of the VIE Entities’ shareholders beneficially owns more than 1% of the total outstanding ordinary shares of our company. Their interests in Ran Yu, Bei Xun, Hong Feng, Shun Fu Hui and Chun Da may differ from the interests of our company as a whole.

The shareholders of our VIE Entities may have potential conflicts of interest with us. These shareholders may breach, or cause our VIE Entities to breach, or refuse to renew, the existing contractual arrangements we have with them and our VIE Entities, which would have a material and adverse effect on our ability to effectively control our VIEs and receive economic benefits from them. For example, the shareholders may be able to cause our agreements with Ran Yu, Bei Xun, Hong Feng, Shun Fu Hui and Chun Da to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company, except that we could exercise our purchase option under the exclusive option agreement with these shareholders to request them to transfer all of their equity interests in Ran Yu, Bei Xun, Hong Feng, Shun Fu Hui and Chun Da to a PRC entity or individual designated by us, to the extent permitted by PRC laws. If we cannot resolve any conflict of interest or dispute between us and the shareholders of the VIE Entities, we would have to rely on legal proceedings, which could result in the disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Contractual arrangements in relation to the VIE Entities may be subject to scrutiny by the PRC tax authorities and they may determine that we, or the VIE Entities, owe additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face material and adverse tax consequences if the PRC tax authorities determine that the VIE contractual arrangements were not entered into on an arm’s-length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and which would adjust the income of our VIE Entities in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by our VIE Entities for PRC tax purposes, which could in turn increase their liabilities without reducing our WFOEs’ tax expenses. In addition, the PRC tax authorities may impose late payment fees and other penalties on our VIE Entities for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if our VIE Entities’ tax liabilities increase or if it is required to pay late payment fees and other penalties.

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

Disruptions in the international trading environment and changing international trade regulation may dampen growth in China where the majority of our customers reside, and our activities and results may be negatively impacted.

Our business is vulnerable to disruptions in the international trading environment, including those caused by adverse changes in foreign government regulations, political unrest, international economic downturns, terrorist attacks and military unrest. These disruptions in the international trading environment may affect the demand for our products, which could seriously decrease our sales.

Currently, the United States is undergoing political changes, which have created uncertainties for future United States trade policy developments. The U.S. administration has also shown inclinations to withdraw the United States from the World Trade Organization, which can lead to greater economic instability. Since mid-2018, political tensions have increased between the United States and the PRC and have escalated into a tariff war. Although on January 15, 2020, the United States and the PRC signed the Phase One trade deal, which officially agreed to the rollback of tariffs, expansion of trade purchases and renewed commitments on intellectual property, technology transfer and currency practices, any future re-adoption or expansion of United States trade restrictions and tariffs, quotas and embargoes, or further escalation of the United States and PRC trade war, could adversely impact our business operations.

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

Appreciation or depreciation in the value of Renminbi relative to U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business, financial condition or results of operations. Renminbi may appreciate or depreciate significantly in value against U.S. dollar in the long term, depending on the fluctuation of the basket of currencies against which it is currently valued, or it may be permitted to enter into a full float, which may also result in a significant appreciation or depreciation of Renminbi against U.S. dollar.

The reporting currency of our company is the U.S. dollar. However, the functional currency of our consolidated operating subsidiaries and variable interest entity is the Renminbi and substantially all of their revenues and expenses are denominated in Renminbi. Appreciation or depreciation in the value of the Renminbi relative to U.S. dollars would affect our financial results reported in U.S. dollar terms regardless of any underlying change in our business or results of operations. Fluctuations in exchange rates, primarily those involving the U.S. dollar, may affect the relative purchasing power of these proceeds. It will also affect the relative value of earnings from, and the value of any U.S. dollar-denominated investments we make in the future. If we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

The hedging options available in China to reduce our exposure to exchange rate fluctuations are quite limited. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to hedge our exposure adequately or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

Certain of our leased property interests may be defective and our right to lease the properties affected by such defects may be challenged, which could cause significant disruption to our business.

We have entered into leases with various enterprises and individuals for our office space, warehouse, training centers and other purposes. Some of our leases have deficiencies. Our lease for Shanghai Zhenhua Enterprise Square, with an aggregate of approximately 4,697 square meters, the registered uses for such building and its underlying land do not include use by an industrial or commercial company like ours. Therefore, the lease of such a property to us shall be subject to approval by the competent government authorities and may be subject to payment of premium fees to the government by the lessor. We cannot ensure that the lessor has completed all or any of the necessary formalities with the relevant governmental authorities. Our lease for Shanghai Shangbo Park with an aggregate of approximately 4,371 square meters. Possible violation of relevant land reservation regulation will subject us to the risk of lease termination and relocation.

Our group extended our office leasing contracts in December 2019. We may face uncertainties to our operation if the lease agreement could not be renewed in the future.

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

Under The Enterprise Income Tax Law (“EIT Law”) that took effect on January 1, 2008, partly amended and newly effective on December 29, 2018, enterprises established outside China whose “de facto management bodies” are located in China are considered to be “resident enterprises” and will generally be subject to a uniform 25% corporate income tax on their global income (excluding dividends received from “resident enterprises”). In addition, a circular issued by SAT on April 22, 2009 and amended on January 29, 2014 sets out certain standards for determining whether the “de facto management body” of an offshore enterprise funded by Chinese enterprises as controlling shareholders is located in China. Although this circular applies only to offshore enterprises funded by Chinese enterprises as controlling shareholders, rather than those funded by Chinese or foreign individuals or foreign enterprises as controlling shareholders (such as our Company), the determining criteria set forth in the circular may reflect SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of how they are funded. Although our Company is not funded by Chinese enterprises as controlling shareholders, substantial uncertainty remains as to whether our Company or any of our other non-PRC entities will be deemed PRC resident enterprise s for EIT purposes. If we or any of our subsidiaries registered outside the PRC are deemed a “resident enterprise” under the EIT Law, our income tax expenses may increase significantly, and our profitability could decrease materially.

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

Yin Sai, our PRC subsidiary, received the “certified software enterprise” from Shanghai Municipal Commission of Economy and Informatization in August 2014. It also qualified as a “high-tech enterprise” in March 2019 and extended this qualification from 2018 to 2020. Yin He You, our PRC subsidiary, received the “certified software enterprise” and “certified software products” qualifications from Shanghai Software Industry Association in April 2016 and April 2015, respectively. Gold Master Technology, our PRC subsidiary, received the “certified software enterprise” and “certified software products” qualifications from Shanghai Software Industry Association in December 2016 and October 2016, respectively. In addition, Gold Master Technology Co., Ltd. received “state planning key software enterprises” in 2019. Yi Shi, our PRC subsidiary, received the “certified software enterprise” qualifications from Shanghai Software Industry Association in January 2019. Under the relevant PRC laws, regulations and rules, these subsidiaries enjoy certain preferential tax treatments, under which Yin Sai’s income tax rate is 15% from 2018 to 2020, Yin He You’s income tax rate is 0% in 2015 and 2016 and 12.5% from 2017 to 2019, and Gold Master Technology Co., Ltd.’s income tax rate is 0% in 2016 and 2017, 10% in 2018 and 12.5% from 2019 to 2020, and Yi Shi’s income tax rate is 0% for the first two years from the year in which it starts making profit and 12.5% for the third year to the fifth year. Furthermore, the subsidiaries may be qualified to receive a refund on value added tax, or VAT, from its sale of self-developed and self-produced software products. The refund-upon-collection policy shall be applied to the portion of actual VAT burden in excess of 3% after VAT has been collected at a tax rate of 13% after tax reforms in April 2019. If the subsidiaries fail to maintain their qualification or if the preferential period expires without being renewed, they may lose the tax preferential treatments, which could have a material adverse effect on our business, financial condition and results of operations.

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

We have adopted and may adopt employee share option plans for the purpose of granting share-based compensation awards to our employees, officers and directors to incentivize their performance and align their interests with ours. As of March 31, 2020, restricted share units and options to purchase 61,277,720 ordinary shares are issued and outstanding under the Amended and Restated 2013 and 2014 Share Scheme and the Pre-IPO RSU Scheme. As a result, we incurred share-based compensation of RMB169.7 million in 2017, RMB27.1 million in 2018 and RMB26.3 million (US$3.78 million) in 2019.  For more information on these share incentive plans, see “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.” We expect to continue to incur significant share-based compensation expenses in the future. The amount of these expenses is calculated based on the fair value of the share-based awards. We account for compensation costs for all share options using a fair-value-based method and recognize expenses in our consolidated statements of comprehensive income and other comprehensive income in accordance with U.S. GAAP. The expenses associated with share-based compensation will decrease our profitability, perhaps materially, and the additional awards issued under share-based compensation plans will dilute the ownership interests of our shareholders, including holders of our ADSs. However, if we limit the scope of our share-based compensation plan, we may not be able to attract or retain key personnel who expect to be compensated by share-based awards.

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

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company”.

The Sarbanes-Oxley Act, as well as rules subsequently implemented by the SEC and NASDAQ, imposes various requirements on the corporate governance practices of public companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly.

As a company with less than US$1.07 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act.  The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. However, we have elected to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently plan to engage an internal control advisor for compliance and expect to incur expenses in the year of 2022. We cannot predict or estimate with any degree of certainty the amount of additional costs we may incur of such costs in the future.

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

Sales of substantial amounts of our ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our ability to raise capital through equity offerings in the future. As of March 31, 2020 we had 1,460,831,635 ordinary shares outstanding. Among these shares, 329,026,100 ordinary shares are in the form of ADSs.  All our ordinary shares represented by ADSs were without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act, and shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements. We may also issue additional options in the future that may be exercised for additional ordinary shares. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs.

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

We are a Cayman Islands exempted company and a substantial majority of our assets are located outside the United States. A significant percentage of our current operations are conducted in China. In addition, a significant majority of our current directors and officers are nationals and residents of countries other than the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the United States federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands, China and other jurisdictions where we operate may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

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

Our board of directors may from time to time declare dividends or authorize other distributions to our shareholders, subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits, retained earnings or share premium, and provided always that in no circumstances may a dividend be paid out of share premium if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiary, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors.

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

Our three founders, who are also our major shareholders, including Mr. Wenbin Chen, Mr. Ming Yan and Ms. Ningfeng Chen, own, in the aggregate, approximately 68.8% of our outstanding shares, as of March 31, 2020.  These three founders will be in a position to exert significant influence over the affairs of our company and will be able to influence the outcome of any ordinary shareholders’ resolutions, irrespective of how other shareholders vote. The interests of these three shareholders may not necessarily be aligned with the interests of our shareholders as a whole, and this concentration of ownership may also have the effect of delaying, deferring or preventing a change in control of our company.

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

In general, a non-U.S. corporation is a PFIC for U.S. federal income tax purposes for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average value of its assets (generally determined on a quarterly basis) consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that owns, directly or indirectly, at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes rents, royalties, dividends, interest and certain gains. Cash is a passive asset for these purposes. Goodwill is an active asset under the PFIC rules to the extent attributable to activities that produce active income. Although “passive income” generally includes rents, certain “active rental income” is not considered passive for purposes of determining whether a company is a PFIC.

If we were a PFIC in any taxable year in which a U.S. investor holds our ADSs or ordinary shares, the U.S. investor would generally be subject to additional taxes and interest charges on certain ‘‘excess’’ distributions we make and on the gain, if any, recognized on the disposition or deemed disposition of such U.S. investor’s ADS or ordinary shares, even if we are no longer a PFIC in the year of distribution or disposition. Moreover, such U.S. investor would also be subject to special U.S. tax reporting requirements.

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

In November 2016, we established Yintech Financial Innovation Labs in Shanghai and Boston, which focus on areas including big data, artificial intelligence and trading strategies, to provide our customers with more advanced trading strategies, reliable risk management tool kits, and intelligent services.

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

In December 2017, we acquired 100% equity interest in Forthright Financial Holdings Company Limited (“Forthright”), which was regulated by the Securities and Futures Commission of Hong Kong, to provide brokerage services to individual and institutional customers for a variety of securities and financial products traded on global capital markets.

In 2017, we established and acquired certain subsidiaries to provide futures commodities trading services, securities advisory and information platform services, and asset management services.

On December 4, 2018, Forthright acquired OTS Capital Management Co., Ltd. (“OTS”), a Securities and Futures Commission (“SFC”) registered asset management firm based in Hong Kong focusing on fundamental and value investment strategies in the secondary market. Established in 2015, OTS is a licensed corporation permitted to carry out Type 4 regulated activity (advising on securities) and Type 9 regulated activity (asset management) under the Securities and Futures Ordinance. OTS is regulated by the SFC and provides asset management services to individual and institutional customers for a variety of financial products traded on global capital markets, including stocks, bonds, ETFs and commodities.

On April 3, 2019, Forthright successfully secured Type 2 and Type 5 regulatory licenses from the SFC. With the addition of these licenses permitting Forthright to deal in futures and advise on futures contracts, Financial Holdings Company Limited is able to expand its business from securities to a full-service brokerage for private and institutional clients, including securities and futures trading, margin financing, securities and futures advisory, as well as asset management.

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

B.    BUSINESS OVERVIEW

Overview

Yintech Investment Holdings Limited (“Yintech” or the “Company”) is a leading provider of comprehensive investment and trading services, specifically we strive to provide best-in-class financial information, investment tools and services primarily to individual customers utilizing the latest financial technology and mobile platform. We have grown to be the No.1 online provider of spot commodity trading for the years of 2014-2016 according to Euromonitor. Since the second half of 2017, we have steadily expanded our portfolio of products and services to provide diversified investment choices to our customers with various risk preferences. In around two years, we have transformed from a single service provider to a comprehensive financial trading and investment service provider and have formed five lines of products and services. We currently are focusing on providing two categories of services: (i) commodities services, which include the trading of spot and futures commodities; and (ii) securities services, including securities advisory and information services, overseas securities trading services, and asset management services.

We have achieved substantial growth since our commencement of operation to the first half of 2017. In the second half of 2017, our business experienced downturn primarily because of our business transformation, resulting in a slight decline in total revenues in 2017, and dramatic drop of total revenues in 2018. In 2019, we delivered strong financial results after two and half year’s development under the new product and services territory. Our revenues were RMB2,719.5 million in 2016 and slightly dropped to RMB2,448.9 million in 2017, and further dropped to RMB1,094.7 million in 2018. We achieved RMB1,691.8 million (US$243.0 million) in revenues in 2019. We recorded net income of RMB925.7 million and RMB467.0 million in 2016 and 2017. We incurred net loss of RMB873.4 million in 2018 because of the aforementioned business transformation. In 2019, we returned to profitability with net income of RMB130.6 million (US$18.8 million).

Commodities Services

Our commodities services consist of services provided for spot commodities trading on the SGE, futures commodities trading mainly on the Shanghai Futures Exchange, Dalian Commodity Exchange and Zhengzhou Commodity Exchange.

In 2019, we generated net commissions and fees from commodities services of RMB881.4 million (US$126.6 million), compared to RMB604.4 million in 2018.

Spot Commodities Trading

We facilitate the trading by individual customers of gold, specifically, Au (T+D) and mAu (T+D) and silver, specifically Ag (T+D) on the SGE, which was established and supervised by the People’s Bank of China.

We provide our customers with comprehensive services, including account opening for institutional customers as a comprehensive member of SGE, investor education, market information, research, live discussion boards and real-time customer support. Most services are delivered online through our proprietary client software and call center, and we do not operate physical branches. Our client software provides not only market information and analysis, but also interactive functions including live discussion boards and instant messaging with customer service representatives, which we believe enhance our customers’ engagement. Internally, we collect and analyze customer behavior and communications data from our client software, customer relationship management system and public information, which allow us to better understand, attract and serve our customers.

Trading Model

Trading participants on the SGE mainly include individual and institutional customers, financial members, comprehensive members and proprietary members (members trading for their own accounts). Trading participants may submit orders to buy or sell a certain commodity with a specified price and quantity, which will be matched with other participants’ orders to sell or buy such commodity, and the trade is executed via the exchange’s trading system. The proprietary member is only allowed to conduct proprietary trading, while the comprehensive member and financial member are allowed to conduct proprietary trading and agent business for institutional customers. In addition, a financial member could also conduct agent business for individual customers. A financial member may use agents to develop and service customers. We are a comprehensive member and an agent of several financial members on the SGE. The majority of our spot commodities business is conducted through acting as an agent to financial members on SGE.

Deposit and Cash Settlement

The SGE typically designates one or more banks to serve as depositaries for all trading participants. The SGE opens its segregated deposit accounts and enters into custodian arrangements with such designated banks for fund deposits and withdrawals made by its members or members’ customers. A member will enter into a tri-party depositary service agreement with each of its customers and the designated bank, pursuant to which the customers’ accounts will be set up under such member’s account, instead of under the exchange’s account. All customers’ and members’ subaccounts are segregated from each other and could only be freely withdrawn or funded by the corresponding member or customer, subject to the minimum deposit requirement.

Cash settlement is carried out on a “mark-to-market” basis by the deposit banks according to clearing instructions from the SGE during settlement hours of each trading day. If a member opens and closes a position on the same day, the profit or loss minus fees and expenses will be credited or debited to the member’s deposit account (as settlement reserve). When the settlement reserve is insufficient, the member should make up the margin within a specified time limits. Otherwise, its contract will be forced to liquidate. The same system applies to the individual customer of members as well. When a customer’s margin is insufficient, the member will request the increase of the margin. Otherwise, the member will have the right to forcibly liquidate the contract in accordance with the transaction agency agreement held by the customer.

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

Securities Services

Our securities services consist of securities advisory and information platform services, overseas securities brokerage services and asset management services, which carry medium and low risks to our customers as compared to spot and futures commodities trading. We believe our securities services segment targets a wider range of customers and has demonstrated strong potential to grow.

In 2019, we generated net commissions and fees from securities services of RMB518.2 million (US$74.4 million), compared to RMB337.5 million in 2018.

Securities Advisory and Information Platform Services

On May 18, 2017, we entered into an agreement to acquire 94.29% of equity interest in Guangdong Bo Zhong Securities Investment Advisory Co., Ltd. (“Bo Zhong”), which holds a securities advisory license issued by CSRC. Through Bo Zhong and Xin Hui Tong Company Limited (“Xin Hui Tong”), which is another subsidiary company of Yintech that also holds a securities advisory license issued by CSRC, we offer subscription-based securities research and investment advisory services to individual investors in China.

Our service offerings are used by and targeted at a broad range of individual investors in China. We offer a variety of services to our customers, including investment courses, trading strategy plans, abnormal fluctuation alerts, perspective of hot issues and stock analyses, and our customers are able to access our services via apps, Wechat, text message and phone. Customers may choose to subscribe for different service packages and content provided by our various investment advisors. All of the investment advisors on our platform of Bo Zhong and Xin Hui Tong are our employees and have relevant securities investment advisory qualifications.

On July 7, 2017, we entered into an agreement to form a financial software, information and services joint venture with SINA Corporation (NASDAQ: SINA) (“SINA”), a leading online media company serving China and the global Chinese communities. Pursuant to the Agreement, we and SINA took a 51.0% and 49.0% equity stake, respectively, in Sina Shi Jin (Shanghai) Information Technology Co., Ltd. (formerly known as SINA Cai Dao (Shanghai) Information Technology Co., Ltd., or the SINA Shi Jin) after completing a series of reorganization and capital increases.

SINA Shi Jin, focus on providing financial information platform services to connect individual investors and professional investment advisors. The investment advisors registered on our platform are qualified financial practitioners. Through our platform, customers may subscribe for courses in order to acquire their valuable investment perspective on a variety of investment products, including stocks, funds and gold.

Overseas Securities Brokerage Services

In September 2017, we announced the acquisition of 100% equity interest in Forthright Financial Holdings Company Limited from Mr. Ming Yan, our co-founder and director, and that we received approval from the SFC for the acquisition. The acquisition was completed in December 2017 for a total consideration of approximately RMB12.8 million.

As a licensed corporation permitted to carry on Type 1 (dealing in securities), Type 2 (dealing in futures), Type 4 (advising on securities) and Type 5 ( advise on futures contracts) regulated activities from the SFC under the Securities and Futures Ordinance, Forthright Financial Holdings Company Limited is regulated by the SFC and provides full-service brokerage services to individual and institutional customers for a variety of securities and financial products traded on global capital markets, including stocks, bonds, ETFs and futures through Forthright Financial Holdings Company Limited’ proprietary mobile apps.

Forthright Financial Holdings Company Limited primarily generates revenues from trading commissions and interest of margin loans provided to customers.

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

Customer development: Our customer representatives interact with potential customers through the call, text message and instant messaging function in our client software. Our representatives begin building relationships with our potential customers in anticipation that they will open a trading account or subscribe to our service offering.

Customer service: A potential customer who opens and activates a trading account or subscribes to our service offering becomes our customer. We provide more services to customers compared with potential customers, including free usage of the customer version of the client software which has richer features, as well as access to more comprehensive research reports and technical analysis tools.

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

We focus on investing in cost-effective marketing initiatives and continuously evaluate the effectiveness of various marketing channels to optimize the allocation of our marketing spending. We incurred advertising expenses of RMB424.9 million, RMB223.3 million and RMB339.8 million (US$48.8 million) for the years ended December 31, 2017, 2018 and 2019, respectively, accounting for 17.3%,20.4% and 20.1% of total revenues for the same periods.

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

Our Services

We provide the following services to our customers:

Investor Education

We believe that investor education is critical in preparing potential customers for investment and trading. We have developed a set of educational programs designed to target customers with a variety of experience levels and investment preferences. Our education programs include macro market risk analysis, relevant governing rules and regulations, basic knowledge, rules and processes of online stock, spot and futures commodities trading, A-share securities trading knowledge, overseas securities trading, fundamental analysis methods and technical analysis methods. We offer online lectures and live video programs we produce in-house which cover a variety of topics. Most of our educational resources are easily accessible through our client software. Certain more advanced investor education materials are provided exclusively to customers who have opened and activated accounts, or customers who have subscribed to our securities advisory services offering.

Market Information Provision

We provide comprehensive market information to our customers, including real-time price quotes from various exchanges and international markets, technical indicators, market news and macroeconomic data and news. Market information is accessible by our customers and potential customers through our client software.

Research

We have professional research teams at our in-house research institutes and our Yintech Innovations Labs through which we provide fundamental and quantitative research support services to our customers. Our research staff members possess various professional qualifications in securities, futures and commodity trading. Our research services include research reports, online lectures, live market commentaries and quantitative analysis. Our research reports include daily, monthly and special event reports. Our research team also develops various quantitative analysis models and tool kits that can be used by our customers through our client software.

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

In addition, we receive customer complaints from time to time. To ensure that reasonable complaints made by each customer are adequately addressed and for risk management purposes, we have established a customer complaint department at our customer service center. For a complaint received, our customer compliant officer will first confirm details of the complaint with the customer and then verify the facts with the relevant department. Based on our verification results and our internal policy, we seek to resolve complaints through discussions with the customer. The complaint and our response are recorded in the CRM system, and feedback is also provided to relevant departments. We also report complaints to the compliance department, which will check for noncompliance and advise the relevant department to take corrective measures, if necessary.

Technology and Infrastructure

The client software and the CRM system comprise our core technology infrastructure and enable us to move each key phase of our business operation online. We received the “certified software enterprise and registered software products” qualification from the Shanghai Municipal Commission of Economy and Informatization in April 2013, and received ISO9001 certification for software development in June 2014, ISO20000 certification for IT service operation and maintenance in December 2014 and ISO27001 certification for information security management in December 2014. We made substantial investments in R&D. We received GB/T29490-2013 certification for enterprise intellectual property management system in April 2017. As of December 31, 2019, we had a software research and development and maintenance team of 482 employees.

Client Software

While many of our competitors use third-party software to deliver services, we have developed a range of proprietary client software to address our customers’ needs for the different markets we operate on. Through our client software, we provide customers with timely and comprehensive market information, investor education programs, research reports, live market commentary, quantitative analysis tools and interactive customer support functions. For spot and futures commodities trading and overseas securities trading, our customers can directly place trades and view their positions through our client software. Two of our proprietary APPs have fulfilled the security protection duties required by the cybersecurity multi-level protection system (the “MLPS”) in accordance with article 21 of The Cybersecurity Law of the People’s Republic of China.

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

Compliance Monitoring. In the year of 2019, in order to implement compliance and audit requirements, our Compliance Department invested a large amount of capital and manpower in the construction and development of various compliance monitoring tools, which have been substantially completed and delivered to use by December 31, 2019, including the Silver Shield APP and Web system, the Libra System, the UGC reviewing platform and the Yintech Eye in the Sky System.

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

Reliability and Business Continuity

Our client software runs on reliable hardware and software technologies with primary and back-up facilities hosted at two separate geographic locations in Shanghai and Hangzhou, respectively. In addition, both servers are located in advanced outsourced data centers with full business continuity features, including redundancy for power, telecommunications connections and daily monitoring.

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

•                  Spot commodities trading: the Chinese government has made efforts to clean-up the spot commodities trading market in recent years. Since the market has been regulated, leading trading service providers like us are better positioned with less competition. In terms of the SGE, there are now approximately a dozen active trading service providers acting as agents of financial members. In addition, there are also 30 commercial banks operating as financial members on the SGE, through which individual customers can open accounts and trade gold and other precious metals. However, we believe that in most cases, these banks only offer a trading channel to their existing customers as part of their overall banking package and do not provide specialized services for spot commodity trading.

•                  Futures commodities trading: the futures industry in China is highly competitive and we expect competition to continue to intensify. Currently, there are 149 futures firms in the PRC that are eligible to provide futures brokerage services. In addition, there are also many introducing brokers entering the market, similar to us. We face competition mainly from these futures firms and introducing brokers.

•                  Overseas securities trading: for our overseas securities trading business, we primarily compete with international banks and securities firms conducting business in Hong Kong, as well as certain internet securities firms. Currently, there are 1,550 companies that are licensed to engage in Type 1 regulated activities (dealing in securities), 381 companies that are licensed to engage in Type 2 regulated activities (dealing in futures contracts), 1,715 companies that are licensed to engage in Type 4 regulated activities (advising on securities), 182 companies that are licensed to engage in Type 5 regulated activities (advising on futures contracts).

•                  Securities advisory and information services: there are 84 companies eligible to provide investment advisory services in the PRC. In addition, there are also 133 securities firms allowed for providing investment advisory services.

•                  Asset management: the asset management industry in China and Hong Kong is undergoing rapid growth. We operate in an increasingly competitive environment and compete for clients on the basis of product choices, client services, reputation and brand names. Our principal competitors include commercial banks, trust companies, independent wealth management service providers, insurance companies, asset management service providers and internet financial service companies. Currently 24,591 asset management operators are registered with Asset Management Association of China and 1,871 companies that are licensed to engage in asset management business under the Securities and Futures Ordinance of Hong Kong.

Although some of our competitors may have greater financial resources or a larger customer bases than we do, we believe that our proprietary technology platform, our focus on premier customers, our comprehensive customer services and strong brand recognition in the industry, will enable us to compete effectively in providing investment and trading services to individual customers in China.

Intellectual Property

Our trademarks, copyrights, domain names, trade secrets and other intellectual property rights are important to us in distinguishing our brand and services from those of our competitors and contribute to our ability to compete in our target markets. We rely on a combination of copyright and trademark laws, trade secret protection and confidentiality agreements with our employees, business partners and selected third-party service providers to protect our business and intellectual property rights. We also enter into confidentiality and invention assignment agreements with all executive officers and key employees and rigorously control access to proprietary technology. We also effectively limited our chances for intellectual property infringement of third-parties by purchasing copyrights of font and picture libraries.

As of March 31, 2020, we have 32 patents, including 13 patents for invention and 18 for product design. We have 182 registered trademarks in the PRC and we have applied to register for an additional of 45 trademarks. We have 186 software copyright registrations and own 184 domain names that we use in our business operations. As our brand name gains more recognition among the general public, we will work to increase, maintain and enforce our trademark portfolio as well as software and domain name registration, the protection of which is important to our reputation and the continued growth of our business.

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

Investments in the PRC by foreign investors and foreign-invested enterprises are regulated by The Special Administrative Measures for the Access of Foreign Investment, or The Negative List, the latest version of which was promulgated by the NDRC and the PRC Ministry of Commerce, or the MOFCOM on June 30, 2019 and became effective as of July 30, 2019 and Catalogue of Industries for Encouraging Foreign Investment, or The Encouraging Catalogue, the latest version of which was promulgated by the NDRC and the MOFCOM on June 30, 2019 and became effective as of July 30, 2019. The Negative List and The Encouraging Catalogue jointly categorize the industries into three categories: encouraged industries, restricted industries and prohibited industries. Establishment of wholly foreign-owned enterprises is generally allowed in industries outside of The Negative List. For the restricted industries within The Negative List, some are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold the majority interests in such joint ventures. Foreign investors are not allowed to invest in industries in The Negative List.

The Negative List are generally open to foreign investment unless specifically restricted by other applicable PRC regulations. The Negative List expands the scope of permitted industries by reducing the number of industries that fall within the previous negative list where restrictions on the shareholding percentage or requirements on the composition of board or senior management still exists.

The Foreign Investment Law became effective on January 1, 2020 and has replaced the trio of three previous laws regulating foreign investment in China, or the Three FIE Laws, namely, The Sino-foreign Equity Joint Venture Enterprise Law, The Sino-foreign Cooperative Joint Venture Enterprise Law and The Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations, as the legal foundation for foreign investment in the PRC. Generally speaking, The PRC Company Law or The PRC Partnership Law shall apply with respect to an FIE’s organization. This is aimed to put an end to any discrepancy between the Three FIE Laws and The Company Law.

The Foreign Investment Law mainly stipulates four forms of foreign investors, which includes: (a) a foreign investor, individually or collectively with other investors, establishes a foreign-invested enterprise within PRC; (b) a foreign investor acquires stock shares, equity shares, interests in assets, or other like rights and interests of an enterprise within PRC; (c) a foreign investor, individually or collectively with other investors, invests in a new project within PRC; and (d) foreign investors invest in China through any other methods under laws, administrative regulations, or provisions prescribed by the State Council. Compared with the Three FIE Laws, The Foreign Investment Law is profoundly different in the following aspects:

•                  Application of a pre-establishment national treatment. According to The Foreign Investment Law, the PRC governments shall govern foreign investment according to the system of pre-establishment national treatment, which requires treatment given to foreign investors and their investments during the market access stage shall not be inferior to treatment afforded to PRC domestic investors and their investment except where a foreign investment falls into the orbit of The Negative List.

•                  Application of an updated Investment Management. Pursuant to The Foreign Investment Law, The State shall establish a foreign investment information report system. Foreign investors or FIEs shall submit investment information to the competent department for commerce through the enterprise registration system and the enterprise credit information publicity system. The content and scope of information subject to the reporting obligations shall be determined under the principle of necessity. In addition, the State shall establish a security review system for foreign investment, under which a security review shall be conducted for any foreign investment affecting or having the possibility to affect the state security.

In addition, The Foreign Investment Law also provides several protective rules and principles for foreign investors and their investments in the PRC, including, among others, that local governments shall abide by their policy commitments to the foreign investors and perform all contracts entered into in accordance with the law; foreign-invested enterprises are allowed to issue stocks and corporate bonds; except for special circumstances, in which case statutory procedures shall be followed and fair and reasonable compensation shall be made in a timely manner, expropriate or requisition the investment of foreign investors is prohibited; mandatory technology transfer is prohibited; foreign investors’ funds are allowed to be freely transferred out and into the territory of PRC, which run through the entire lifecycle from the entry to the exit of foreign investment; and providing an all-around and multi-angle system to guarantee fair competition of foreign-invested enterprises in the market economy. Furthermore, The Foreign Investment Law provides that foreign invested enterprises established according to the existing laws regulating foreign investment may maintain their structure and corporate governance within five years after the implementation of The Foreign Investment Law, which means that foreign invested enterprises may be required to adjust the structure and corporate governance in accordance with The PRC Company Law and other laws and regulations governing the corporate governance.

On December 12, 2019, the State Council promulgated The Implementation Regulations of Foreign Investment Law, or The Implementation Regulations, which simultaneously came into force with The Foreign Investment Law from January 1, 2020. The Implementation Regulations provides specific operation rules for the principles of investment protection, investment promotion and investment management in The Foreign Investment Law.

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

On June 4, 2019, The Measures for the Supervision and Administration of Futures Companies promulgated by CSRC came into force, which aims to strengthen the supervision of futures companies. The revised contents of The Measures for The Supervision and Administration of Futures Companies mainly include five aspects. First, improving the qualification conditions for major shareholders of futures companies, especially the controlling shareholders and the largest shareholders. Second, strengthening the shareholders management of futures companies and the obligations of shareholders. Third, improving the management of domestic branches, subsidiaries, and overseas operating institutions of futures companies. Fourth, perfecting the management requirements of futures companies for account opening and trading acts of customers. Fifth, ameliorating the management regulations on information systems of futures companies and specifying the institutional requirements for the compliant operation of information systems.

Provisions on securities Advisory Business

According to The Securities Law of the People’s Republic of China, which was amended and came into effect on August 31, 2014, promulgated by the Standing Committee of the National People’s Congress, an investment advisory institution engaging in any securities service business shall be subject to the approval of the CSRC or relevant administrative departments and obtain the securities advisory license. The requirements to apply for qualification of engagement in Securities advisory business are stipulated in The Interim Procedures on Administration of Securities and Futures Investment Advisory, which was issued on December 25, 1997 and effective on April 1, 1998, approved by the State Council.

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

Membership Administration

Pursuant to The Membership Management Measures of the SGE issued by the SGE in 2014 and amended in 2019, business entities or other economic organizations that meet the prescribed conditions of the SGE may apply to the exchange for membership and, upon approval, engage in spot commodity trading of precious metals products within the scope authorized by the exchange. There are two types of members in the SGE, ordinary members and special members. Furthermore, SGE divides the ordinary members into three categories according to their business scope: financial members, comprehensive members and proprietary members. The proprietary members are only allowed to conduct proprietary trading, while comprehensive members and financial members are allowed to conduct proprietary trading and agent business for institutional customers. In addition, financial members can also conduct agent business for individual customers.

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

Regulation on the SGE

On October 10, 2001, the PBOC obtained the approval of the establishment of the SGE issued by the State Council. Later on October 31, 2001, the SGE was officially set up by the PBOC and was registered by the SAIC on February 6, 2002. On December 20, 2011, the PBOC, the Ministry of Public Security, the SAIC, the China Banking Regulatory Commission, or CBRC, and the CSRC jointly issued The Notice of Reinforcing the Management of Gold Exchanges and Platforms Which Conduct Gold Trading Business (Yin Fa [2011] No. 301), which confirmed that the SGE is the only approved exchange for spot trading of gold and the Shanghai Futures Exchange is the only approved exchange for trading of gold futures and clarified that the SGE is under supervision of the State Council and the PBOC accordingly.

Regulations on Internet Finance

Due to the relatively short history of the Internet finance service industry in China, the PRC government has not adopted a clear regulatory framework governing it. There are ad hoc laws and regulations applicable to elements of Internet financial service-related businesses, such as laws and regulations governing payment related and value-added telecommunication services. On July 18, 2015 the PBOC together with nine other PRC regulatory agencies jointly issued a series of policy measures applicable to Internet financial services titled The Guidelines on Promoting the Healthy Development of Internet Finance (“Guidelines”). On April 12, 2016 the General Office of PRC State Council issued The Implementation Plan for Special Rectification of Internet Financial Risks (“Rectification Implementation Plan”). The Guidelines introduced formally for the first time the regulatory framework and basic principles for Internet financial services industry in China as “law-abiding regulation, appropriate regulation, classified regulation, collaborative regulation and innovative regulation.” The Guidelines further stated the definitions and basic principles for Internet financial services in the areas of Internet payment, Internet fund distribution and others. The Guidelines also specified several basic rules for Internet financial services industry administration, such as: (1) any organization or individual that intends to set up a website to provide Internet financial services shall, in addition to going through relevant financial regulatory procedures as required, also undergo website record-filing procedures with telecommunications authorities pursuant to the law; (2) unless otherwise specified, an industry player shall select qualified banking financial institutions as fund depository institutions to manage and oversee client funds, and achieve the management of client funds and its proprietary funds under separate accounts; and (3) basic rules of information disclosure, risk reminder and qualified investors, information security and anti-money-laundering. The Rectification Implementation Plan further provides that: (1) the regulators will adopt the see-through way of supervision; and (2) the non-financial institutions, or the enterprises which do not carry out financial business, shall not use the wordings, such as “exchange,” “finance,” “asset management,” “wealth management,” “fund,” “fund management,” “investment management,” “equity investment fund,” “online lending,” “peer-to-peer,” “equity crowd-funding,” “Internet insurance,” “payment” and the like, as their enterprise name or registered business. If the enterprise chooses to use the aforementioned word/words, the Administration of Industry and Commerce will inform the financial regulators. The Notice on Further Rectification of Asset Management Business through Internet and Carrying out Inspection issued on March 28, 2018 (“Inspection Notice”) clarifies that the Internet asset management business is licensed business and shall operate under the supervision of competent financial regulators. Internet financial activities shall be licensed. For example, to carry out the online fund/asset management plans distribution, the platform shall be licensed with the distribution qualification. The competent regulators will carry out inspection on online platforms and require that any unlicensed business cease such operation and clear any inventory before June 30, 2018. Any online platform not complying with the Inspection Notice shall be penalized.

On 28 December 2019, the 15th Meeting of the Standing Committee of the 13th National People’s Congress adopted revisions to The Securities Law of the People’s Republic of China (the “Securities Law 2019”), which became effective on 1 March 2020. Since China first officially adopted The Securities Law of the People’s Republic of China (the “Securities Law”) in 1998, the Securities Law has undergone three amendments and two revisions over the past 20 years. With 14 chapters, The Securities Law 2019 outlines regulation details in securities issuance and trading, the takeover of listed companies, information disclosure and investor protection, among others. The new law highlights rules on the newly-devised science and technology innovation board, which will pilot a registration-based initial public offering (IPO) system. Under the current IPO system, new shares are subject to approval from the China Securities Regulatory Commission before being listed. Another major revision is the strengthened protection of investors, especially small and individual investors. The Securities Law 2019 sets a general framework to encourage small and individual investors to take the initiative in class action lawsuits and introduces compensation in civil litigations. The Securities Law 2019 also increases the penalties for illegal activities in the securities sector. It not only stipulates the confiscation of illegal proceeds but also pledges stricter administrative punishments.

Regulations on Internet Privacy

In recent years, PRC government authorities have enacted legislation on internet use to protect personal information from any unauthorized disclosure. The PRC law does not prohibit ICP operators from collecting and analyzing personal information from their users. However, The Administrative Measures on Internet Information Services prohibit an ICP operator from insulting or slandering a third party or infringing the lawful rights and interests of a third party. Pursuant to Decision on Strengthening Network Information Protection promulgated by the Standing Committee of the National People’s Congress in 2012, ICP operators that provide electronic messaging services must keep users’ personal information confidential and must not disclose such personal information to any third party without the users’ consent or unless required by law. The regulations further authorize the relevant telecommunications authorities to order ICP operators to rectify unauthorized disclosure. ICP operators are subject to legal liability if the unauthorized disclosure results in damages or losses to users. The PRC government, however, has the power and authority to order ICP operators to turn over personal information if an internet user posts any prohibited content or engages in illegal activities on the internet. In December 2011, the MIIT promulgated The Several Provisions on Regulating the Market Order of Internet Information Services, which became effective in March 2012. Without obtaining the consent from the users, telecommunication business operators and ICP operators may not collect or use the users’ personal information. The personal information collected or used in the course of provision of services by the telecommunication business operators or ICP operators must be kept in strict confidence, and may not be divulged, tampered with or damaged, and may not be sold or illegally provided to others. The ICP operators are required to take certain measures to prevent any divulge, damage, tamper or loss of users’ personal information.

In December 2012, the Standing Committee of the National People’s Congress of the PRC issued The Decision on Strengthening the Protection of Online Information. Under this decision, ICP operators are required to take such technical and other measures necessary to safeguard information against inappropriate disclosure. To further implement this decision and relevant rules, MIIT issued The Regulation of Protection of Telecommunication and Internet User Information in 2013.

In November 2016, the Standing Committee of the National People’s Congress issued The Cyber Security Law, which came into effect on June 1, 2017. The Cyber Security Law imposes certain data protection obligations on network operators, including that network operators may not disclose, tamper with, or damage users’ personal information that they have collected, and that they are obligated to delete unlawfully collected information and to amend incorrect information. Moreover, internet operators may not provide users’ personal information to others without consent. Exempted from these rules is information irreversibly processed to preclude identification of specific individuals. Also, The Cyber Security Law imposes breach notification requirements that will apply to breaches involving personal information.

Following the Cyber Security Law, the State Administration for Quality Supervision and Inspection and Quarantine (now incorporated into the State Market Regulatory Administration) and the China National Standardization Management Committee issued the Personal Information Security Standards on December 29, 2017. These standards supplement and refine The Cyber Security Law in many respects while further subdividing personal information into general information and sensitive information. Sensitive information, including ID number, bank account, property information and transaction information, must be collected with explicit, specific, distinct and clear user consent on a fully informed basis.

On January 23, 2019, the Office of the Central Cyberspace Affairs Commission, the MIIT, the Ministry of Public Security and the State Market Regulatory Administration jointly issued The Notice on Special Governance of Illegal Collection and Use of Personal Information via Apps, which restates the legal collection and use of personal information, encourages app operators to conduct security certifications and search engines and app stores to clearly mark and recommend certified apps.

On March 15, 2019, the Office of the Central Cyberspace Affairs Commission and the State Market Regulatory Administration jointly issued The Notice on App Security Certification and their implementation rules, according to which the state encourages app operators to voluntarily acquire app security certification, and encourages search engines and app stores to clearly identify and give priority to those that have acquired the security certification. The certification institution responsible for such app security certification is the China Cybersecurity Review Technology and Certification Center, also known as the ISCCC, and the testing institution will be determined by the ISCCC according to the certification business requirements and technical capabilities.

Labor and Personnel

In accordance with The PRC National Labor Law, which became effective in January 1995, and The PRC Labor Contract Law, which became effective in January 2008, as amended subsequently in 2012, employers must execute written labor contracts with full-time employees in order to establish an employment relationship. All employers must compensate their employees equal to at least the local minimum wage standards. All employers are required to establish a system for labor safety and sanitation, strictly abide by state rules and standards and provide employees with appropriate workplace safety training. In addition, employers in China are obliged to pay contributions to the social insurance plan and the housing fund plan for employees.

The PRC Labor Contract Law was amended by the Standing Committee of the National People’s Congress on December 28, 2012 and came into force on July 1, 2013. In the amended The PRC Labor Contract Law, more stringent provisions are adopted specifically for labor dispatch, including more qualifications for labor dispatch, reinforced principle of equal pay for equal work and defined restrictions on positions to which labor dispatch is applicable. The above-mentioned provisions are further elaborated in The Interim Provisions on Labor Dispatch (“Interim Provisions”) that were promulgated by the Ministry of Human Resources and Social Security on January 24, 2014 and came into force on March 1, 2014. It specifies that an employer shall strictly control the number of dispatched workers so that it shall not exceed 10% of the total number of its workers. The Interim Provisions also specify that if, before the Interim Provisions come into force, the number of dispatched workers in an employer exceeds 10% of the total number of its workers, the employer shall adjust its employment plan and reduce the proportion to the required proportion before March 1, 2016. The employer may not employ new dispatched workers unless the number of dispatched workers is reduced to the required proportion. However, if any labor dispatch agreement executed prior to, but expiring within two years of, the promulgation of the amended PRC Labor Contract Law (amended in 2018), such agreements may continue to be performed until their expiry dates thereof. In addition, the employment of dispatched workers by an employer pursuant to labor dispatch arrangement shall be governed by the Interim Provisions.

According to the Interim Provisions, the labor dispatch entity shall pay social insurance premiums and follow relevant social insurance procedures for the dispatched workers as required by law and as agreed upon in the labor dispatch agreements. The Social Insurance Law of the People’s Republic of China (amended in 2018) that was promulgated by the Standing Committee of the National People’s Congress on December 29, 2018 and came into force on December 29, 2018 and The Interim Regulations on the Collection and Payment of Social Insurance Premiums that was promulgated by the State Council on and came into force on January 22, 1999, require employers to pay basic endowment insurance, unemployment insurance, basic medical insurance, employment injury insurance, maternity insurance and other social insurance for its employees. Where an employer fails to fully pay social insurance premiums, the relevant social insurance collection agency shall order it to make up for any shortfall within a prescribed time limit, and may impose a late payment fee at the rate of 0.2% per day of the outstanding amount from the due date. If such employer still fails to make up for the shortfalls within the prescribed time limit, the relevant administrative authorities shall impose a fine of one to three times the outstanding amount upon such employer.

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

Intellectual Property Rights

According to The Regulations on Computer Software Protection that was amended and promulgated by the State Council on January 30, 2013 and came into force on March 1, 2013, PRC citizens, legal entities or other organizations enjoy the copyright in the software that they have developed, whether published or not. A software copyright owner shall enjoy the rights of divulgation, development, alteration, reproduction, distribution, rental, communication through information network, translation and other rights. The term of software copyrights owned by a legal entity or an organization shall be fifty years, expiring on December 31 of the fiftieth year since the first publication of such software.

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

The Standing Committee of the National People’s Congress and the State Council have promulgated comprehensive laws and regulations to protect trademarks. The Trademark Law of the PRC (2019 revision) promulgated on August 23, 1982 and subsequently amended on February 22, 1993, October 27, 2001, August 30, 2013 and April 23, 2019, respectively, and came into effect on November 1, 2019, and The Implementation Regulation of the Trademark Law (2014 revision) issued by the State Council on August 3, 2002 and amended on April 29, 2014 are the main regulations protecting registered trademarks. The Trademark Office under the State Administration for Industry and Commerce administrates the registration of trademarks on a “first-to-file” basis and grants a term of ten years to registered trademarks. A trademark for which a registration application is made shall have distinctive features and be easily distinguishable, and shall not conflict with the pre-existing lawful rights of others. A registration application may be rejected if the trademark concerned is identical or similar to another trademark which has already been registered or been given a preliminary examination and approval for use on similar or same kind of goods or services. No applicant may prejudice the existing rights of others, nor may any person register a trademark that has already been used by another party and has already gained a “sufficient degree of reputation” through such party’s use. A registered trademark is valid for a period of 10 years commencing from the date of registration approval and can be renewed within 12 months prior to the expiry date. Each renewal of registration will be valid for 10 years. The Trademark Law further provides that a trademark registrant may license its registered trademark to another party by entering into a trademark licensing agreement. Trademark licensing agreements must be filed with the Trademark Office for record-filing and announcement. The licensor shall supervise the quality of the goods on which the trademark is used, and the licensee shall guarantee the quality of such goods.

According to The Measures for the Administration of Internet Domain Names of China that were amended by the Ministry of Industry & Information Technology on August 24, 2017 and came into force on November 1, 2017, the principle of “first come, first serve” was adopted for the domain name registration procedure.

Foreign Exchange Administration

General administration of foreign exchange

Under The PRC Foreign Currency Administration Rules promulgated on January 29, 1996 and most recently amended on August 5, 2008 and various regulations issued by the SAFE and other relevant PRC government authorities, Renminbi is convertible into other currencies for current account items, such as trade-related receipts and payments and payment of interest and dividends. The conversion of Renminbi into other currencies and remittance of the converted foreign currency outside the PRC for of capital account items, such as direct equity investments, loans and repatriation of investment, requires the prior approval from the SAFE or its local office.

Payments for transactions that take place within the PRC must be made in Renminbi. Unless otherwise approved, PRC companies may not repatriate foreign currency payments received from abroad or retain the same abroad. Foreign-invested enterprises may retain foreign exchange in accounts with designated foreign exchange banks under the current account items subject to a cap set by the SAFE or its local office. Foreign exchange proceeds under the current accounts may be either retained or sold to a financial institution engaged in settlement and sale of foreign exchange pursuant to relevant SAFE rules and regulations. For foreign exchange proceeds under the capital accounts, approval from the SAFE is generally required for the retention or sale of such proceeds to a financial institution engaged in settlement and sale of foreign exchange.

Pursuant to The Circular of the SAFE on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment, or the SAFE Circular No. 59 promulgated by SAFE on November 19, 2012, which became effective on December 17, 2012 and was further amended on May 4, 2015 and on October 10, 2018, approval is not required for opening a foreign exchange account and depositing foreign exchange into the accounts relating to the direct investments. SAFE Circular No. 59 also simplified foreign exchange-related registration required for the foreign investors to acquire the equity interests of Chinese companies and further improve the administration on foreign exchange settlement for foreign-invested enterprises.

Pursuant to The Circular on Further Simplifying and Improving the Foreign Currency Management Policy on Direct Investment, or the SAFE Circular No. 13, effective from June 1, 2015, which cancels the administrative approvals of foreign exchange registration of direct domestic investment and direct overseas investment and simplifies the procedure of foreign exchange-related registration, the investors shall register with banks for direct domestic investment and direct overseas investment.

The Circular on Reforming the Management Approach regarding the Settlement of Foreign Capital of Foreign-invested Enterprise, or the SAFE Circular No. 19, which was promulgated by the SAFE on March 30, 2015 and became effective on June 1, 2015, provides that a foreign-invested enterprise may, according to its actual business needs, settle with a bank the portion of the foreign exchange capital in its capital account for which the relevant foreign exchange administration has confirmed monetary capital contribution rights and interests (or for which the bank has registered the injection of the monetary capital contribution into the account). Pursuant to the SAFE Circular No.19, for the time being, foreign-invested enterprises are allowed to settle 100% of their foreign exchange capitals on a discretionary basis; a foreign-invested enterprise shall truthfully use its capital for its own operational purposes within the scope of business; where an ordinary foreign-invested enterprise makes domestic equity investment with the amount of foreign exchanges settled, the invested enterprise shall first go through domestic re-investment registration and open a corresponding account for foreign exchange settlement pending payment with the foreign exchange administration or the bank at the place where it is registered.

The Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or the SAFE Circular No. 16, which was promulgated by the SAFE and became effective on June 9, 2016, provides that enterprises registered in the PRC may also convert their foreign debts from foreign currency into Renminbi on self-discretionary basis. The SAFE Circular No. 16 also provides an integrated standard for conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on self-discretionary basis, which applies to all enterprises registered in the PRC.

According to The Measures for Reporting of Information on Foreign Investment, which was promulgated by the MOFCOM and the SAMR, which has replaced the SAIC, became effective on January 1, 2020, the Administrative Regulations on the Company Registration, which was promulgated by the State Council on June 24, 1994, became effective on July 1, 1994 and latest amended on February 6, 2016, and other laws and regulations governing the foreign invested enterprises and company registrations, the foreign invested enterprise shall be registered with the SAMR and shall submit investment information to the competent commercial authorities through the enterprise registration system and the national enterprise credit information publicity system.

Regulations on dividend distribution

The principal laws and regulations regulating the dividend distribution of dividends by foreign-invested enterprises in the PRC include the Company Law of the PRC, as amended in 2004, 2005, 2013 and 2018, the Wholly Foreign-owned Enterprise Law promulgated in 1986 and amended in 2000 and 2016 and its implementation regulations promulgated in 1990 and subsequently amended in 2001 and 2014, the Equity Joint Venture Law of the PRC promulgated in 1979 and subsequently amended in 1990, 2001 and 2016 and its implementation regulations promulgated in 1983 and subsequently amended in 1986, 1987, 2001, 2011 and 2014, and the Cooperative Joint Venture Law of the PRC promulgated in 1988 and amended in 2000, 2016 and 2017 and its implementation regulations promulgated in 1995 and amended in 2014 and 2017. Under the current regulatory regime in the PRC, foreign-invested enterprises in the PRC may pay dividends only out of their retained earnings, if any, determined in accordance with PRC accounting standards and regulations. A PRC company is required to set aside as statutory reserve funds at least 10% of its after-tax profit, until the cumulative amount of such reserve funds reaches 50% of its registered capital unless laws regarding foreign investment provide otherwise. A PRC company shall not distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

Tax

EIT

According to the EIT Law that was promulgated by the National People’s Congress on March 16, 2007 and amended and newly effective on December 29, 2018, the enterprise income tax rate for both domestic enterprises and foreign-invested enterprises is 25% (except for certain eligible foreign invested enterprises). On December 6, 2007, the State Council promulgated The Regulation on the Implementation of the Enterprise Income Tax Law of the People’s Republic of China, or the EIT Implementation Regulation, which came into force on January 1, 2008. The EIT Implementation Regulation has been lately amended and newly effective on April 23, 2019.

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

Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion on income, a PRC resident enterprise which distributes dividends to its Hong Kong shareholders must pay income tax according to PRC law. However, if the beneficial owner of the dividends is a Hong Kong resident enterprise that directly holds no less than 25% equity interests of the aforesaid enterprise (i.e., the dividend distributor), the distributed dividends may be subject to a reduced tax rate of 5%. If the beneficial owner is a Hong Kong resident enterprise, which directly holds less than 25% equity interests of the aforesaid enterprise, the tax levied will be 10% of the distributed dividends. Yintech Enterprise (HK) Company Limited and Forthright Securities Company Limited received Hong Kong Tax Resident Certificate in 2020, which entitle them to a reduced tax rate of 5% from 2019 to 2021.

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

(2)         Equity transferee directly or indirectly holds more than 80% of the transferor’s equity; and

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

(ii)   If another indirect transfer transaction, or referred as a “contemplated transaction,” is to be executed after such transaction is consummated, the related PRC income tax burden will be no less than the PRC income tax burden associated with a transaction similar to the contemplated transaction without the consummation of such transaction.

(iii)  Equity transferee pays the entire transfer consideration with its own shares or shares of other enterprises controlled by the transferee (excluding shares of listed enterprise).

Value-added Tax

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

According to The Interim Regulations of the People’s Republic of China on Value Added Tax that was latest amended by the State Council and came into force on November 19, 2017, The Rules for Implementation of the Interim Regulations of the People’s Republic of China on Value Added Tax that was amended by the Ministry of Finance on October 28, 2011 and came into force on November 1, 2011, and recent tax reforms, entities and individuals that engage in the sale of commodities, provision of processing, repair and replacement services or tangible movable property leasing services or tangible movable property leasing services and import of goods within the PRC are subject to VAT at the rate of 13%, or 9% for taxpayers selling transportation, postal, basic telecommunications, construction, or immovable leasing services, selling immovable, transferring the rights to use land, and selling or importing certain kinds of specific commodities, or 6% for taxpayers selling services or intangible assets, except as otherwise specified before.

On November 27 2019, Ministry of Finance (“MoF”) and STA jointly issued The Value-added Tax Law of People’s Republic of China (consultation draft), or the draft VAT Law, to seek for public comments. The issuance of The draft VAT Law marked the first step in the process of both elevating the status of the VAT rules in China to a legislative form, and in harmonizing the rules for both goods and services. It is likely that the new VAT law will be promulgated and submitted for approval by the National People’s Congress in 2020.

Dividend Withholding Tax

The PRC EIT Law provides that since January 1, 2008, an enterprise income tax rate of 10% will normally be applicable to dividends declared to non-PRC resident investors which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within the PRC.

Pursuant to The Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Incomes, or The Double Tax Avoidance Arrangement and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5%. However, based on The Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, or The SAT Circular 81, issued on February 20, 2009 by the SAT, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. According to The Circular on Several Issues regarding the “Beneficial Owner” in Tax Treaties, which was issued on February 3, 2018 by the SAT, effective as of April 1, 2018, when determining the applicant’s status of the “beneficial owner” regarding tax treatments in connection with dividends, interests or royalties in the tax treaties, several factors, including without limitation, whether the applicant is obligated to pay more than 50% of its income in twelve months to residents in third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax or grant tax exemption on relevant incomes or levy tax at an extremely low rate, will be taken into account, and it will be analyzed according to the actual circumstances of the specific cases. This circular further provides that applicants who intend to prove his or her status of the “beneficial owner” shall submit the relevant documents to the relevant tax bureau according to The Announcement on Issuing the Measures for the Administration of Non-Resident Taxpayers’ Enjoyment of the Treatment under Tax Agreements.

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

On October 13, 2011, the Ministry of Finance and the SAT promulgated The Circular on the Policies for Value Added Tax of Software Products (CaiShui [2011] No. 100), specifying that if a general VAT taxpayer sells self-developed and self-produced software products, the refund-upon-collection policy shall be applied to the portion of actual VAT burden in excess of 3% after VAT has been collected at a tax rate of 17%. As a result of the tax reform, the VAT tax rate is reduced to 13% from April 1, 2019.

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

As of the date of this annual report, four of our PRC subsidiaries enjoy the preferential income tax treatment as follows: (i) Yin Sai, was granted the “High-tech Enterprises” qualification extension in 2019 which retroactively entitles Yin Sai to a preferential tax rate of 15% from 2018 to 2020; (ii) Yin He You, received the “certified software enterprise” and “certified software products” qualifications in April 2016 and April 2015, respectively, and is eligible for an income tax exemption for the first two years from the year in which it starts making profit and is entitled to a 50% reduction of income tax for the third year to the fifth year, rendering its actual income tax rate 0% in 2015 and 2016 and 12.5% from 2017 to 2019; (iii) Gold Master Technology, received the “certified software enterprise” and “certified software products” qualifications in December 2016 and October 2016, respectively, and is eligible for an income tax exemption for the first two years from the year in which it starts making profit and is entitled to a 50% reduction of income tax for the third year to the fifth year, rendering its actual income tax rate 0% in 2016 and 2017 and 12.5% from 2018 to 2020; Gold Master Technology received “state planning key software enterprise” in 2019 and it’s 2018 EIT tax rate was eventually reduced to 10%; and (iv) Yi Shi, received the “certified software enterprise” qualifications in January 2019, and is eligible for an income tax exemption for the first two years from the year in which it starts making profit and is entitled to a 50% reduction of income tax for the third year to the fifth year.

C.    ORGANIZATIONAL STRUCTURE

The following diagram illustrates our corporate structure, including our major subsidiaries and VIE Entities as of March 31, 2020.

D.    PROPERTY, PLANT AND EQUIPMENT

Our principal executive offices are located on leased premises comprising approximately 23,800 square meters in Shanghai, China. In addition to Shanghai, we also have leased properties principally used as office premises for our operations in Beijing, Guangzhou, Shenzhen and Hong Kong, totaling approximately 5,681 square meters. We lease our premises from unrelated third parties under operating lease agreements. The lease for our principal executive offices renewed in 2019. We believe that we will be able to obtain adequate facilities, principally through leasing, to accommodate our future expansion plans.

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

Net Commissions and Fees

Net Commissions and fees are the largest component of our revenues and represent 89.8%, 86.0% and 82.7% of our total revenues for the years ended December 31, 2017, 2018 and 2019, respectively. The components of our net commissions and fees are set out below.

Commodities services: Commodities services comprises of commissions and fees earned from customer trading of spot and futures commodities contracts.

Securities services: Securities services comprises of commissions and fees earned from providing securities advisory and information platform services, overseas securities brokerage services and asset management services.

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

In addition, we offer a variety of online investment courses taught by talented and experienced securities advisors and licensed practitioners. The tuition fees we generate from those online courses are closely affected by the quality of the courses we offer and the overall performance of the relevant capital market, as well as general economic conditions. In good years, investors tend to trade more actively and invest more in subscribing courses. Conversely, tuition income will probably be negatively impacted in bad years because investors tend to be much more cautious with investments.

The following table sets forth our customer trading volume, active accounts, net commissions and fees and effective fee rate for the periods indicated.

	For the Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(except active accounts and effective fee rate)			(unaudited)
Customer trading volume (in millions)
Commodities services	3,841,069	1,717,493	2,516,067	361,410
Securities services	—	13,190	149,511	21,476
Total	3,841,069	1,730,683	2,665,578	382,886
Commissions and fees, net (in thousands)
Commodities services	2,177,871	604,375	881,367	126,600
Securities services	20,704	337,493	518,208	74,436
Total	2,198,575	941,868	1,399,575	201,036
Active Accounts	121,410	40,240	42,902
Average effective fee rate (1)	0.057%	0.035%	0.035%

(1)         Represents the net commissions and fees from commodities services as a percentage of the commodities service customer trading volume.

Net Trading Gains/Losses

We recorded net trading gains, representing 1.7%, 3.1% and 12.3% of our revenues for the years ended December 31, 2017, 2018 and 2019. The following table sets forth the breakdown of our net trading gains for the periods indicated:

	For the Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
		(in thousands)		(unaudited)
Spot commodity contracts	(133,116)	—	—	—
Risk and return transfer arrangement	134,678	—	—	—
Commodity futures contracts	753	—	—	—
Trading of physical commodities	(152)	—	—	—
Income from investment securities	38,391	34,103	207,743	29,841
Income from equity method investment	—	230	114	16
Total	40,554	34,333	207,857	29,857

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

Pursuant to the risk and return transfer agreements, our gains/(losses) arising from exchange-traded spot commodity contracts with customers were transferred to, and absorbed by the third party fund during the contract periods. Fair value movements on the risk and reward transfer agreement were recognized as trading gains/(losses). Settlements were made on a monthly basis.

Interest and Investment Income

Our interest and investment income consists of interest income from our cash deposits and available-for-sale investments, most of which are money market funds.

Other Revenues

Our other revenues include gain on disposal of subsidiaries, VAT refund, revenue from sales of application services and sales of silver products, government grants and others. The following table sets forth the breakdown of other revenues for the periods indicated:

	For the Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
		(in thousands)		(unaudited)
Gain on disposal of subsidiaries	87,217	5,754	6	1
VAT refund	33,523	4,635	3,885	558
Sales of silver products	13,546	15	—	—
Sales of application services	6,475	55,513	26,173	3,760
Government grants and others	63,650	34,498	19,309	2,773
Total	204,411	100,415	49,373	7,092

Government grants and others primarily consist of financial subsidies granted by provincial and local governments. The government grants are non-recurring in nature and there is no assurance that we will continue to receive such government grants in the future.

During the years ended December 31, 2017, 2018 and 2019, we recognized VAT refund of RMB33.52 million, RMB4.64 million and RMB3.89 million (US$0.56 million), respectively, based on the VAT preferential policy issued by the State Administration of Tax. VAT refund is recognized when there is reasonable assurance that they will be received and amounts can be reasonably estimated. VAT refund is first recorded to offset the corresponding cost recognized by us, any excess refund is recognized in other revenue. The outstanding VAT refund receivable is RMB7.69 million, RMB11.77 million and RMB1.15 million (US$0.17 million) as at December 31, 2017, 2018 and 2019, respectively.

During the years ended December 31, 2017, 2018 and 2019, we recognized sales of application services of RMB6.48 million, RMB55.51 million and RMB26.17 million (US$3.76 million), respectively. In 2018, we began to focus on expanding its business operation into software development, which leads to a substantial increase in application service revenue. Such type of revenues are amortized over the prescribed contract period.

In 2017, we disposed eight subsidiaries, including Sheng Ding, Da Xiang Ping Tai, Tian Jin Da Xiang, Da Xiang Shun Yi, Rong Jin Hui Yin, Jin Xiang Yin Rui, Yin Ru Yi and Yin Tian Xia Products, to third-parties. We realized a disposal gain of RMB87.22 million in total.

In 2018, we disposed one subsidiary, Tianxi, to a former management personnel of us. We realized a disposal gain of RMB5.75 million. As at December 31, 2018, the outstanding receivables related to this disposal is RMB9.60 million.

In 2019, the Group disposed one subsidiary, Xuliang, to a former management personnel of the Group. The Group realized a disposal gain of RMB6 thousand (US$0.86 thousand). No outstanding receivables relating to disposal of subsidiaries as at December 31, 2019.

Expenses

The following table sets forth the breakdown of our expenses for the periods indicated:

	For the Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
		(in thousands)		(unaudited)
Commission expense	—	(2,012)	(576)	(83)
Employee compensation and benefits	(1,066,553)	(808,292)	(841,205)	(120,832)
Advertising and promotion	(424,865)	(223,265)	(339,755)	(48,803)
Information technology and communications	(41,170)	(32,421)	(33,119)	(4,757)
Occupancy and equipment rental	(123,680)	(115,810)	(98,956)	(14,214)
Taxes and surcharges	(21,080)	(6,455)	(5,893)	(846)
Intangible assets amortization	(56,547)	(56,515)	(28,053)	(4,030)
Impairment of goodwill and intangible assets	—	(639,000)	—	—
Other expenses	(78,509)	(83,334)	(85,755)	(12,318)
Total	(1,812,404)	(1,967,104)	(1,433,312)	(205,883)

Employee Compensation and Benefits

Employee compensation and benefits include (i) salaries, wages, bonuses and other benefits, (ii) training and employee activities expenses, (iii) contributions to defined employee contribution plans, and (iv) share-based compensation expenses for our employees. Employee compensation and benefits represented 43.6%, 73.8% and 49.7% of our revenues for the years ended December 31, 2017, 2018 and 2019, respectively.

Advertising and Promotion

Our advertising and promotion expenses consist of advertising expenses and sales agent expenses.

Our advertising expenses represent expenses for placing advertisements on television, radio and newspaper, as well as on Internet websites, search engines and application stores. Our advertising expenses represented 13.0%, 18.2% and 16.5% of our revenues for the years ended December 31, 2017, 2018 and 2019, respectively.

Currently, we work with certain external sales agent companies to develop customers on the SGE and the Futures Commodity Exchanges. Our sales agent expenses represent 4.4%, 2.2% and 3.6% of our total revenue for the years ended December 31, 2017, 2018 and 2019, respectively.

The following table sets forth the breakdown of our advertising and sales agent expenses for the periods indicated:

	For the Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
		(in thousands)		(unaudited)
Advertising expenses	317,843	199,368	279,691	40,175
Sales agent expenses	107,022	23,897	60,064	8,628
Total	424,865	223,265	339,755	48,803

Information Technology and Communications

Our information technology and communication expenses are primarily related to the expenses we paid for telecommunication network, servers and bandwidth, as well as data center services for hosting our servers.

Occupancy and Equipment Rental

Our occupancy and equipment rental fees primarily consists of office rental fees and server rental fees.

Taxes and Surcharges

Taxes and surcharges consist primarily of VAT and stamp duty.

Impairment of Goodwill and Intangible Assets

In 2018, we recognized an impairment loss amounting to RMB639 million which consists of an impairment of goodwill of RMB505 million and an impairment of intangible assets of RMB134 million, respectively.

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

As of the date of this annual report, four of our PRC subsidiaries enjoy the preferential income tax treatment as follows: (i) Yin Sai was granted the qualification extension of an “eligible high-tech enterprise” in 2019 which retroactively entitles Yin Sai to a preferential tax rate of 15% for years from January 1, 2018 to December 31, 2020; (ii) Yin He You, received the “certified software enterprise” and “certified software products” qualifications in April 2016 and April 2015, respectively, and is eligible for an income tax exemption for the first two years from the year in which it starts making profit and is entitled to a 50% reduction of income tax for the third year to the fifth year, rendering its actual income tax rate 0% in 2015 and 2016 and 12.5% from 2017 to 2019; (iii) Gold Master Technology, received the “certified software enterprise” and “certified software products” qualifications in December 2016 and October 2016, respectively, and is eligible for an income tax exemption for the first two years from the year in which it starts making profit and is entitled to a 50% reduction of income tax for the third year to the fifth year, rendering its actual income tax rate 0% in 2016 and 2017 and 12.5% from 2018 to 2020; (iv) Gold Master Technology Co. Ltd. received “state planning key software enterprises” in 2019 and it’s 2018 EIT tax rate was eventually reduced to 10%; and (v) Yi Shi, received the “certified software enterprise” qualifications in January 2019, and is eligible for an income tax exemption for the first two years from the year in which it starts making profit and is entitled to a 50% reduction of income tax for the third year to the fifth year. Our other PRC subsidiaries are subject to an income tax rate of 25%.

United States and New Zealand

The Company’s subsidiary incorporated in the United States is subject to income tax charges calculated on the basis of the tax laws enacted.

The Company’s subsidiary incorporated in New Zealand is subject to income tax at 28% on the basis of the tax laws enacted.

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

According to ASC 606, revenues are recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services. We determine revenue recognition through the following steps:

•                  Identification of the contract, or contracts, with a customer;

•                  Identification of the performance obligation in the contract;

•                  Determination of the transaction price, including the constraint on variable consideration;

•                  Allocation of the transaction price to the performance obligation in the contracts; and

•                  Recognition of revenue when (or as) we satisfy a performance obligation.

(i)    Commissions and Fees

We earn trading commissions, spread fees and overnight fees from operation on Tianjin and Guangdong Exchanges, which are settled on a daily basis. We earn trading commissions from operation on the Shanghai Exchange and the Futures Commodity Exchanges, which are settled on a monthly basis. Cash rebates on trading commissions and overnight fees offered by us to its customers are recorded as a reduction of revenue.

We earn securities brokerage fees from brokerage service for customers for executing and/or clearing transactions. Securities brokerage fees are recognized on a transactional basis.

We earn asset management fees from a fund management services. Management fees are computed as a percentage of the fund net asset value, calculated daily. Revenue is recognized on a daily basis over the contract term.

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

(iv) Other Revenues

Other revenues primarily consist of gain on disposal of subsidiaries, income from sales of application services, sales of silver products, government grants and VAT refund.

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

In 2016, under the New Mechanism of Tianjin Exchange, we only took the broker role in customer deals and did not take positions any more. As a result, we started to only earn trading commissions in Tianjin Exchange. By December 31, 2016, the New Mechanism has fully replaced the old mechanism and no trading gains / (losses) from Tianjin Exchange will be recorded from then on.

In 2017, with the termination of trading on the Guangdong and the suspension of trading on the Tianjin Exchange, there will be no more gains or losses arising from spot commodity contracts or the risk and return transfer agreements.

Leases

On January 1, 2019, we adopted ASU No. 2016-02, Leases (“ASC 842”) and subsequent amendments by using the modified retrospective method and did not restate the comparable periods.

We determine if an arrangement is or contains a lease at contract inception. For operating leases, we recognize an ROU asset and a lease liability based on the present value of the lease payments over the lease term on the consolidated balance sheets at commencement date. As the rate implicit in the lease cannot be readily determined, we use the incremental borrowing rate at the lease commencement date in determining the imputed interest and present value of lease payments. The incremental borrowing rate was determined using a portfolio approach based on the rate of interest that we would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms.

We have elected not to recognize ROU assets and lease liabilities for short-term leases of properties that have a lease term of 12 months or less. We recognize the lease payments associated with its short-term property leases as an expense on a straight-line basis over the lease term.

Goodwill and Intangible Assets

Goodwill is an asset representing the future economic benefits arising from other assets acquired in a business combination that are not individually identified and separately recognized. Indefinite-lived intangible assets are assets that are not amortized as there is no foreseeable limit to cash flows generated from them. Intangible assets with finite useful lives are amortized over their estimated useful lives in the method that reflects the pattern in which the economic benefits of the intangible assets are consumed.

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

The binomial option pricing model was applied in determining the estimated fair value of the options granted to employees. The Black-Scholes option pricing model was applied in determining the estimated fair value of the RSUs granted to employees. A change in any of the terms or conditions of the stock options or RSUs is accounted for as a modification of the plan. Incremental compensation cost is measured as the excess, if any, of the fair value of the modified option over the fair value of the original option or RSU immediately before its terms are modified, measured based on the fair value of the ordinary shares and other pertinent factors at the modification date. For vested stock options or RSUs, we recognize incremental compensation cost in the period the modification occurs. For unvested stock options or RSUs, we recognize over the remaining requisite service period, the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original award on the modification date. If the fair value of the modified option or RSU is lower than the fair value of the original option or RSU immediately before modification, the minimum compensation cost we recognize is the cost of the original award.

The following table presents the assumptions used to estimate the fair values of the share options and RSUs granted in the periods presented:

	2017	2018	2019
Expected volatility	47.23%	48.19%	—
Option life	5.64-9.32	5.53-6.53	—
Expected dividends	4.3%	4.27%	—
Risk-free interest rate	1.78%-2.10%	2.81%-2.85%	—

If any of the assumptions used in the binomial option pricing model or Black-Scholes option pricing model changes significantly, share-based compensation expense for future awards may differ materially compared with the awards granted previously.

The following table sets forth the options and RSUs granted under the share option plans from 2013 to the date of March 31, 2020.

	Type of Awards	Underlying Ordinary Shares of Awards	Exercise Price	Fair Value of Underlying Ordinary Shares
			US$	US$
Grant Date
December 3, 2013	Options	36,771,900	0.163	0.106
December 15, 2014	Options	46,524,100	0.163	0.325
January 15, 2015	RSUs	12,665,000	—	0.325
January 13, 2016	Options	13,741,271	0.163	0.406
January 13, 2016	RSUs	4,075,435	—	0.406
April 27, 2016	Options	50,000,000	0.500	0.675
November 16, 2016	RSUs	27,937,360	—	0.820
June 29, 2017	RSUs	2,962,740	—	0.483
September 6, 2017, Batch 1	Options	8,000,000	0.500	0.157
September 6, 2017, Batch 2	Options	2,000,000	0.500	0.168
December 5, 2017, Batch 1	RSUs	27,358,720	—	0.359
December 5, 2017, Batch 2	RSUs	7,556,240	—	0.379
June 21, 2018, Batch 1	Options	1,800,000	0.500	0.010
August 8, 2018	RSUs	323,580	—	0.369
November 2, 2018	RSUs	140,000	—	0.314
January 1, 2019	RSUs	2,618,380	—	0.296
March 1, 2019	RSUs	6,380,400	—	0.327
March 18, 2019	RSUs	144,000	—	0.304
June 17, 2019	RSUs	1,599,840	—	0.218
October 15, 2019	RSUs	206,040	—	0.237

Recently Issued Accounting Standards

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which requires lessees to recognize most leases on the balance sheet and disclose key information about leasing arrangements. Topic 842 establishes a ROU model that requires a lessee to recognize a ROU asset and lease liability on the balance sheet for all leases with a term longer than 12 months. Leases will be classified as finance or operating, with classification affecting the pattern and classification of expense recognition in the income statement. The FASB subsequently issued amendments to clarify the implementation guidance. We adopted these standards on January 1, 2019, using a modified retrospective method for leases that exist at, or are entered into after, January 1, 2019, and has not restated comparative periods presented in the Consolidated Financial Statements. We have elected to adopt the package of transition practical expedients and, therefore, has not reassessed (1) whether existing or expired contracts contain a lease, (2) lease classification for existing or expired leases or (3) the accounting for initial direct costs that were previously capitalized. Upon the adoption of ASC 842, we recognized ROU assets of RMB 97.61 million and lease liabilities of RMB 92.47 million in the consolidated balance sheet.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326) and Measurement of Credit Losses on Financial Instruments. The guidance replaces the incurred loss impairment methodology with an expected credit loss model for which a Group recognizes an allowance based on the estimate of expected credit loss. This ASU update on the measurement of credit losses for certain financial assets measured at amortized cost and available-for-sale debt securities. For financial assets measured at amortized cost, this update requires an entity to (1) estimate its lifetime expected credit losses upon recognition of the financial assets and establish an allowance to present the net amount expected to be collected, (2) recognize this allowance and changes in the allowance during subsequent periods through net income and (3) consider relevant information about past events, current conditions and reasonable and supportable forecasts in assessing the lifetime expected credit losses. For available-for-sale debt securities, this update made several targeted amendments to the existing other-than-temporary impairment model, including (1) requiring disclosure of the allowance for credit losses, (2) allowing reversals of the previously recognized credit losses until the entity has the intent to sell, is more-likely-than-not required to sell the securities or the maturity of the securities, (3) limiting impairment to the difference between the amortized cost basis and fair value and (4) not allowing entities to consider the length of time that fair value has been less than amortized cost as a factor in evaluating whether a credit loss exists. For public companies, the amendments in this ASU are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. The group adopted the amendments in this ASU through a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective (that is, a modified-retrospective approach). The adoption does not have a material impact on the consolidated financial statements.

In January 2017, the FASB issued ASU No. 2017-04, Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment, which requires an entity to no longer perform a hypothetical purchase price allocation to measure goodwill impairment. Instead, impairment will be measured using the difference between the carrying amount and the fair value of the reporting unit. The changes are effective for public business entities that are SEC filers, for annual and interim periods in fiscal years beginning after December 15, 2019. We will adopt this new guidance on January 1, 2020 and does not expect the adoption to have material impact on the consolidated financial statements.

In June 2018, the FASB issued ASU No. 2018-07, “Compensation — Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting” (“ASU 2018-07”), to simplify the accounting for share-based payments to nonemployees by aligning it with the accounting for share-based payments to employees, with certain exceptions. Under the guidance, the measurement of equity-classified nonemployee awards will be fixed at the grant date, which may lower their cost and reduce volatility in the income statement. The guidance is effective for public business entities in annual periods beginning after December 15, 2018, and interim periods within those years. Early adoption is permitted, including in an interim period. We adopted ASU 2018-07 on January 1, 2019 and the adoption had no material impact on the consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework — Changes to the Disclosure Requirements for Fair Value Measurement” (“ASU 2018-13”), which eliminates, adds and modifies certain disclosure requirements for fair value measurement. Under the guidance, public companies will be required to disclose the range and weighted average used to develop significant unobservable inputs for the changes in unrealized gains and losses included in other comprehensive income for recurring Level 3 fair value measurements. The amendments removed the disclosure requirements for transfers between Levels 1 and 2 of the fair value hierarchy, the policy for timing of transfers between levels of the fair value hierarchy and the valuation processes for Level 3 fair value measurements. The guidance is effective for all entities for fiscal years beginning after December 15, 2019 and for interim periods within those fiscal years, but entities are permitted to early adopt either the entire standard or only the provisions that eliminate or modify the requirements. We will adopt ASU 2018-13 on January 1, 2020, and does not expect the adoption to have material impact on the consolidated financial statements.

In December 2019, the FASB issued ASU 2019-12, Income Tax (Topic 740), Simplifying the Accounting for Income Taxes (“ASU 2019-12”), which simplifies the accounting for income taxes by eliminating certain exceptions to the guidance in Topic 740 related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. The guidance also simplifies aspects of the accounting for franchise taxes and enacted changes in tax laws or rates and clarifies the accounting for transactions that result in a step-up in the tax basis of goodwill. The guidance is effective for public business entities for fiscal years and interim periods within those fiscal years, beginning after December 15, 2020. Early adoption is permitted, including adoption in an interim period. We are in the process of evaluating the impact of ASU 2019-12 on the consolidated financial statements.

In January 2020, the FASB issued ASU No. 2020-01, clarifying the Interactions between Topic 321, Topic 323, and Topic 815. The ASU clarifies that if as a result of an observable transaction, an equity investment under the measurement alternative is transitioned into equity method and vice versa, an equity method investment is transitioned into measurement alternative, the investment is to be remeasured immediately before and after the transaction, respectively. The ASU also clarifies that certain forward contracts or purchased options to acquire equity securities that are not deemed to be derivatives or in-substance common stock will generally be measured using the fair value principles of ASC 321 before settlement or exercise, and that an entity should not be considering how it will account for the resulting investments upon eventual settlement or exercise. ASU No. 2020-01 is to be applied prospectively, effective January 1, 2021, with early adoption permitted in an interim period. We are in the process of evaluating the impact of ASU 2020-01 on the consolidated financial statements.

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

	For the Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
				(unaudited)
	(in thousands, except per share data)
Revenues
Commissions and fees, net	2,198,575	941,868	1,399,575	201,036
Trading gains, net	40,554	34,333	207,857	29,857
Interest and investment income	5,406	18,128	35,000	5,027
Other revenues	204,411	100,415	49,373	7,092
Total revenues	2,448,946	1,094,744	1,691,805	243,012
Expenses
Commission expense	—	(2,012)	(576)	(83)
Employee compensation and benefits	(1,066,553)	(808,292)	(841,205)	(120,832)
Advertising and promotion	(424,865)	(223,265)	(339,755)	(48,803)
Information technology and communications	(41,170)	(32,421)	(33,119)	(4,757)
Occupancy and equipment rental	(123,680)	(115,810)	(98,956)	(14,214)
Taxes and surcharges	(21,080)	(6,455)	(5,893)	(846)
Intangible assets amortization	(56,547)	(56,515)	(28,053)	(4,030)
Impairment of goodwill and intangible assets	—	(639,000)	—	—
Other expenses	(78,509)	(83,334)	(85,755)	(12,318)
Total expenses	(1,812,404)	(1,967,104)	(1,433,312)	(205,883)
Income/(loss) before income taxes	636,542	(872,360)	258,493	37,129
Income tax expense	(169,556)	(1,028)	(127,925)	(18,375)
Net income/(loss)	466,986	(873,388)	130,568	18,754
Less: Net loss attributable to non-controlling interests	(13,678)	(10,350)	44,888	6,448
Net income/(loss) attributable to Yintech	480,664	(863,038)	85,680	12,306
Earnings/(loss) per share
Basic	0.34	(0.60)	0.06	0.01
Diluted	0.33	(0.60)	0.06	0.01
Other comprehensive income/(loss)
Unrealized gains/(Loss) on available-for-sale investments, net of tax	(800)	—	1,033	149
Foreign currency translation adjustment	(18,714)	22,538	2,348	338
Comprehensive income/(loss)	447,472	(850,850)	133,949	19,241
Comprehensive (loss)/gain attributable to non-controlling interests	(13,678)	(10,350)	45,165	6,488
Comprehensive income/(loss) attributable to Yintech	461,150	(840,500)	88,784	12,753

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018.

Revenues

Our revenues increased by 54.5% from RMB1,094.7 million in 2018 to RMB1,691.8 million (US$243.0 million) in 2019, primarily due to an increase in our net commissions and fees and net trading gains.

Net Commissions and Fees

	For the Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
				(unaudited)
	(in thousands, except per share data)
Commissions and fees, net
Commodities services	2,177,871	604,375	881,367	126,600
Securities services	20,704	337,493	518,208	74,436
	2,198,575	941,868	1,399,575	201,036

Our net commissions and fees increased by 48.6% from RMB941.9 million in 2018 to RMB1,399.6 million (US$201.0 million) in 2019, primarily due to the increase in fees earned from commodities services and securities services.

Net commissions and fees from commodities services in 2019 was RM881.4 million (US$126.6 million), representing an increase of 45.8% from RMB604.4 million for the year of 2018. The increase was primarily due to the year-on-year increase of 54.0% in our customer trading volume from RMB1,730.7 billion in 2018 to RMB2,665.6 billion (US$382.9 billion) in 2019 which was primarily due to a significant increase of our business on the Shanghai Gold Exchange.

On the other hand, we witnessed a substantial increase of 53.5% in net commissions and fees from securities services in 2019 as compared to 2018, primarily due to the growth of securities advisory and information platform business. The robust growth demonstrates the effectiveness of our strategy to expand its securities business and its ability to execute.

Net Trading Gains/Losses

Our net trading gains increased by 506.1% from RMB34.3 million in 2018 to RMB207.9 million (US$29.9 million) in 2019. The increase was primarily due to increase in investment securities gains.

Interest and Investment Income

Our interest and investment income increased by 93.4% from RMB18.1 million in 2018 to RMB35.0 million (US$5.0 million) in 2019, the majority of which was investment income from money markets funds. The increase was largely attributable to the improvement in cash management.

Other Revenues

Our other revenues decreased from RMB100.4 million in 2018 to RMB49.4 million (US$7.1 million) in 2019, primarily due to the decrease in government grants and sales of application services.

Expenses

Our expenses decreased by 27.1% from RMB1,967.1 million in 2018 to RMB1,433.3 million (US$205.9 million) in 2019, primarily due to (i) the recognition of impairment of goodwill and intangible assets of RMB639.0 million in 2018, (ii) increases in employee compensation and benefits as well as advertising and promotion expenses.

Employee Compensation and Benefits

Our employee compensation and benefits increased from RMB808.3 million in 2018 to RMB841.2 million (US$120.8 million) in 2019, mainly due to an increase in performance bonus.

Advertising and Promotion

Our advertising and promotion expenses consist of advertising expenses and sales agent expenses. Our advertising expenses increased by 52.2% from RMB223.3 million in 2018 to RMB339.8 million (US$48.8 million) in 2019, mainly due to the growth of our business.

Information Technology and Communications

Our information technology and communication expenses increased by 2.2% from RMB32.4 million in 2018 to RMB33.1 million (US$4.8 million) in 2019.

Occupancy and Equipment Rental

Our occupancy and equipment rental expenses remains relatively stable which decreased from RMB115.8 million in 2018 and RMB99.0 million (US$14.2 million) in 2019.

Taxes and Surcharges

Our taxes and surcharges decreased from RMB6.5 million in 2018 to RMB5.9 million (US$0.8 million) in 2019, primarily due to a decrease in tax rate.

Other Expenses

Other expenses increased by 3.0% from RMB83.3 million in 2018 to RMB85.8 million (US$12.3 million) in 2019.

Income Taxes

Our income tax expenses increased from RMB1.0 million in 2018 to RMB127.9 million (US$18.4 million) in 2019, primarily due to (i) improvement in financial performance  (ii) a deferred tax assets on deferred revenue from securities service and withholding tax on the expected earnings distribution.

Net Income /(loss)

As a result of the foregoing, we incurred a net income of RMB130.6 million (US$18.8 million) in 2019 compared to net loss of RMB873.4 million in 2018.

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

Revenues

Our revenues decreased by 55.3% from RMB2,448.9 million in 2017 to RMB1,094.7 million in 2018, primarily due to a decrease in our net commissions and fees.

Net Commissions and Fees

Our net commissions and fees decreased by 57.2% from RMB2,198.6 million in 2017 to RMB941.9 million in 2018, primarily due to the decrease in fees earned from commodities services and was partially offset by the increase in fees earned from securities services.

Net commissions and fees from commodities services in 2018 was RMB604.4 million representing a decrease of 72.2% from RMB2,177.9 million for the year of 2017. The decrease was primarily due to the year-on-year decrease of 54.9% in our customer trading volume from RMB3,841.1 billion in 2017 to RMB1,730.7 billion in 2018 which was primarily due to the termination of our business on the Tianjin Precious Metals Exchange and the Guangdong Precious Metals Exchange. Meanwhile, our average effective fee rate also decreased from 0.057% in 2017 to 0.035% in 2018.The decrease was mainly attributable to (i) a decrease in customer trading volume, which leads to a relatively lower fee rate from the SGE and futures companies.

On the other hand, we witnessed a substantial increase of 1530.1% in net commissions and fees from securities services in 2018 as compared to 2017, primarily due to the growth of securities advisory and information platform business. The robust growth demonstrates the effectiveness of our strategy to expand its securities business and its ability to execute.

Net Trading Gains/Losses

Our net trading gains decreased by 15.5% from RMB40.6 million in 2017 to RMB34.3 million in 2018. The decrease was primarily due to decrease in investment securities gains.

Interest and Investment Income

Our interest and investment income increased by 235.2% from RMB5.4 million in 2017 to RMB18.1 million in 2018, the majority of which was investment income from money markets funds. The increase was largely attributable to the improvement in cash management.

Other Revenues

Our other revenues decreased from RMB204.4 million in 2017 to RMB100.4 million in 2018, primarily due to (i) a gain from disposal of subsidiaries of RMB87.2 million in 2017, (ii) a decrease in government grants.

Expenses

Our expenses increased by 8.5% from RMB1,812.4 million in 2017 to RMB1,967.1 million in 2018, primarily due to the recognition of impairment of goodwill and intangible assets of RMB639.0 million partially offset by the decreases in employee compensation and benefits as well as advertising and promotion expenses.

Employee Compensation and Benefits

Our employee compensation and benefits decreased from RMB1,066.6 million in 2017 to RMB808.3 million in 2018, mainly due to a decrease in average headcount and performance bonus.

Advertising and Promotion

Our advertising and promotion expenses consist of advertising expenses and sales agent expenses. Our advertising expenses decreased by 47.4% from RMB424.9 million in 2017 to RMB223.3 million in 2018.

Information Technology and Communications

Our information technology and communication expenses decreased by 21.4% from RMB41.2 million in 2017 to RMB32.4 million in 2018.

Occupancy and Equipment Rental

Our occupancy and equipment rental expenses remains relatively stable which decreased from RMB123.7 million in 2017 and RMB115.8 million in 2018.

Taxes and Surcharges

Our taxes and surcharges decreased from RMB21.1 million in 2017 to RMB6.5 million in 2018, primarily due to a decrease in net commissions and fees.

Other Expenses

Other expenses increased by 6.1% from RMB78.5 million in 2017 to RMB83.3 million in 2018.

Income Taxes

Our income tax expenses decreased from RMB169.6 million in 2017 to RMB1.0 million in 2018, which was line with the financial performance.

Net Income /(loss)

As a result of the foregoing, we incurred a net loss of RMB873.4 million in 2018 compared to net income of RMB467.0 million in 2017.

B.            LIQUIDITY AND CAPITAL RESOURCES

Our principal sources of liquidity have been cash generated from our operations, capital injections by our shareholders and the proceeds from our initial public offering in April 2016. As of December 31, 2018 and 2019, we had RMB$257.8 million and RMB209.5 million (US$30.1 million) in cash and cash equivalents which consisted of cash on hand and cash deposited with banks. We also held investment securities that can be redeemed on demand of RMB1,479.1 million and RMB1,895.9 million (US$272,3 million) as of December 31, 2018 and 2019. The investment securities we held are mainly wealth management products issued by banks and fund investments and trust investments managed by licensed asset management companies. We have been able to meet our working capital needs in the past, and we believe that we will be able to meet our working capital needs in the foreseeable future, with our internal financial resources and cash flow from our operations.

The following table sets forth a summary of our cash flows for the periods indicated.

	For the Years Ended December 31,
	2017	2018	2019
				(unaudited)
	RMB	RMB	RMB	US$
	(in thousands)
Net cash provided by (used in) operating activities	668,472	(65,632)	199,478	28,653
Net cash used in investing activities	(996,106)	(292,591)	(218,104)	(31,328)
Net cash provided by (used in) financing activities	(372,677)	(151,692)	(13,725)	(1,971)
Net increase (decrease) in cash	(700,311)	(509,915)	(32,351)	(4,646)
Cash at beginning of year	1,541,241	840,930	331,015	47,547
Cash at end of year	840,930	331,015	298,664	42,901

Operating Activities

We had net cash of RMB199.5 million (US$28.7 million) generated from operating activities in 2019, an increase primarily due to net income of RMB130.6 million (US$18.8 million), as adjusted for non-cash items and the effect of changes in working capital including: (i) an increase in accrued employee benefits of RMB82.9 million (US$11.9 million), (ii) an increase in income tax payable of RMB76.4 million (US$11.0 million) due to our increase in profit before taxes and current income taxes expense, (iii) depreciation and amortization of RMB47.2 million (US$6.8 million), (iv) non-cash deferred tax expense of RMB42.8 million (US$6.1 million), and (v) an increase in other liabilities of RMB37.1 million (US$5.3 million). These were partially offset by (i) adjustment for realized gain on investment securities of RMB207.9 million (US$29.9 million), and (ii) an increase in other assets of RMB54.4 million (US$7.8 million).

We had net cash of RMB65.6 million (US$9.5 million) used in operating activities in 2018, a decrease primarily due to net loss of RMB873.4 million (US$127.0 million), as adjusted for non-cash items and the effect of changes in working capital including: (i) non-cash impairment of goodwill and intangible assets of RMB639.0 million (US$92.9 million), (ii) an increase in other liabilities of RMB119.6 million (US$17.4 million) attributable to the increase in defer revenue arising from provision of securities advisory services, (iii) a decrease in other assets of RMB106.0 million (US$15.4 million) due to decrease in prepayment for business acquisition and receivables related to AFS investment disposal, and (iv) depreciation and amortization of RMB78.2 million (US$11.4 million). These were partially offset by (i) a decrease in accounts payable of RMB78.0 million (US$11.3 million), and (ii) non-cash defer tax benefit of RMB61.8 million (US$9.0 million).

We had a net cash generated from operating activities of RMB668.5 million in 2017, primarily attributable to our net income of RMB467.0 million, as adjusted for non-cash items and the effect of changes in working capital including: (i) a decrease in deposits with clearing organizations of RMB258.9 million, (ii) non-cash share-based compensation of RMB169.7 million, (iii) depreciation and amortization of RMB83.0 million, (iv) non-cash fair value change of RMB45.6 million, (v) a decrease in deferred tax assets of RMB35.2 million. These were partially offset by (i) gain from disposal of subsidiaries of RMB87.2 million, (ii) increase in other assets of RMB74.1 million due to increase in receivables resulting from disposals of subsidiaries and investment securities, (iii) decrease in accounts payable of RMB78.4 million, (iv) decrease in other liabilities of RMB67.1 million resulting from decrease in taxes payable and customer rebates payable, (v) decrease in income tax payable of RMB42.4 million and (vi) adjustment for realized gain on investment securities of RMB38.4 million.

Investing Activities

We had net cash used in investing activities of RMB218.1 million (US$31.3 million) in 2019, primarily attributable to purchase of investment securities of RMB5,350.9 million (US$768.6 million), which was partially offset by cash received from sale of short-term investments of RMB5,141.5 million (US$738.5 million).

We had net cash used in investing activities of RMB292.6 million (US$42.5 million) in 2018, primarily attributable to (i) payment for acquisition of subsidiaries offsetting cash acquired in the amount of RMB11.4 million (US$1.7 million), (ii) purchase of investment securities of RMB16,129.9 million (US$2,346.0 million), which was partially offset by cash received from sale of investment securities of RMB15,883.2 million (US$2,310.1 million).

We had net cash used in investing activities of RMB996.1 million in 2017, primarily attributable to (i) payment for acquisition of subsidiaries acquired in the amount of RMB39.6 million, (ii) purchase of investment securities of RMB16,155.3 million, which was partially offset by cash received from sale of investment securities of RMB15,059.0 million, (iii) cash received from disposal of subsidiaries of RMB92.0 million.

Financing Activities

We had net cash used in financing activities of RMB13.7 million (US$2.0 million) in 2019, primarily attributable to purchase of treasury stock of RMB18.6 million (US$2.7 million), which was partially offset by proceeds from exercise of options of RMB4.9 million (US$0.7 million).

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

Capital Expenditures

Our capital expenditures consist primarily of expenditures for the purchase of fixed assets and intangible assets. Our capital expenditures amounted to RMB31.9 million, RMB10.0 million and RMB9.5 million (US$1.4 million) in 2017, 2018 and 2019, respectively, primarily due to purchases of electronic and office equipment and leasehold improvements for our office space as a result of our business growth. Our actual future capital expenditures may differ from the amounts as indicated above. We expect cash generated from our operating activities and financing activities will meet our capital expenditure needs in the foreseeable future.

Holding Company Structure

We are a holding company with no material operations of our own. We conduct our operations through our subsidiaries in China. As a result, our ability to pay dividends and to finance any debt we may incur depends upon dividends paid by our subsidiaries. Our PRC subsidiaries may purchase foreign exchange from relevant banks and make distributions to offshore companies after completing relevant foreign exchange registration with the SAFE. Our offshore companies may inject capital into or provide loans to our PRC subsidiaries through capital contributions or foreign debts, subject to applicable PRC regulations. If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our subsidiaries are permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. As of December 31, 2019, our PRC subsidiaries had an aggregate retained earnings of RMB738.4 million (US$106.1 million) under PRC GAAP. Under PRC law, each of our affiliates in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reached 50% of its registered capital, after which any mandatory appropriation stops. Our PRC subsidiaries had an aggregate statutory reserves in the amount of RMB196.2 million (US$28.2 million) as of December 31, 2019. As of December 31, 2019, Gold Master Network, Qian Du, Qian Qi, Qian Jing, Min Qing, Chun Xin, Yintech Investment, Yin Sai have reached such maximum reserve amount and therefore stopped appropriation, while other PRC entities have not yet reached their respective maximum reserve amount. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation of the companies. At the discretion of our PRC subsidiaries, they may allocate a portion of their after-tax profits to discretionary funds for staff welfare and bonus. Such discretionary funds, similar to statutory reserves, are not distributable as cash dividends.

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

We established Yintech Financial Innovation Labs in Shanghai and Boston in the year 2016, focusing on big data, artificial intelligence and trading strategies. The goal is to provide our customers with more advanced trading strategies, more reliable risk management toolkits and better intelligent services.

As of December 31, 2019, we had a software research and development and maintenance team of 482 employees. We also have a professional research team at our in-house research institute through which we provide research support services to our customers. Our research staff members possess various professional qualifications in securities, futures and commodity trading. Our research services include research reports, online lectures, live market commentaries and quantitative analysis. Our research reports include daily, monthly and special event reports. Our research personnel give live market commentary during trading hours, which can be accessed via PC and APP versions of our client software in text or video format. Our research team also develops various quantitative analysis models that can be used by our customers through our client software.

D.            TREND INFORMATION

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2019 that are reasonably likely to have a material effect on our revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.             CONTRACTUAL OBLIGATIONS AND COMMITMENTS

The components of lease cost for the year ended December 31, 2019 include:

	Year ended December 31,
	2019	2019
	RMB	(Note2)USD Unaudited
Operating lease cost	48,834	7,015
Short-term lease cost	14,795	2,125
Total lease cost	63,629	9,140

Other information related to leases as of December 31, 2019 includes:

Supplemental cash flow information

December 31,
Lease Term and Discount Rate	2019

Weighted average remaining lease term	1.56 years
Weighted average discount rate	4.67%

*Amounts disclosed for ROU assets obtained in exchange for lease obligations include amounts added to the carrying amount of ROU assets resulting from lease modifications and reassessments.

Maturities of lease liabilities under non-cancellable leases as of December 31, 2019 are as follows:

Year ending December 31	RMB

2020	24,124
2021	4,343
2022	1,217
2023	1,217
2024 and thereafter	1,217
Total undiscounted lease payments	32,118
Less: imputed interest	(1,272)
Total lease liabilities	30,846

Total rental expenses for all operating leases were RMB78.0 million, RMB67.9 million and RMB63.6 million (US$9.1 million) for the years ended December 31, 2017, 2018 and 2019, respectively. We did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2019.

G.           SAFE HARBOR

See “Forward-looking Statements” on page 3 of this annual report.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.            DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth certain information relating to our directors and executive officers as of December 31, 2019.

Directors and Executive Officers	Age	Position/Title
Wenbin Chen	46	Co-Founder, Chairman, Chief Executive Officer and Director
Ming Yan	46	Co-Founder and Director
Ningfeng Chen	52	Co-Founder and Director
Feng Li	44	Independent Director
Jue Yao	47	Independent Director
Lijun Lin	48	Independent Director
Yonghong Fan	53	Independent Director
Pingsen Chen	38	Vice President
Jigeng Chen	38	Vice President
Xinzhou Tang	42	Vice President
Dikuo Bo	46	Vice President
Di Qian	38	Chief Financial Officer

Mr. Wenbin Chen is our Founder, Chairman and Chief Executive Officer. Mr. Chen has 19 years of experience in the finance industry. He worked at Fuzhou Tianli Investment Consulting Co., Ltd. from July 1998 to July 2005, with his last position being deputy general manager. Mr. Chen founded Fujian Rulin Information Technology Development Co., Ltd. in July 2005 and served as its general manager until June 2007. Between August 2007 and June 2010, Mr. Chen was Assistant to the Chief Executive Officer of Caifu Software (Beijing) Co., Ltd. Mr. Chen graduated from Dalian University of Technology with a double bachelor’s degree in chemical engineering and international enterprise management in July 1998. He graduated in October 2009 from Cheung Kong Graduate School of Business with an EMBA degree.

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

Mr. Feng Li is an Independent Director. Mr. Li has approximately 19 years of experience in business management and financial education. At the University of Michigan Stephen M. Ross School of Business, he was the Ernst & Young Assistant Professor from July 2004 to July 2011 and the Harry Jones Associate Professor with tenure from July 2011 to June 2015. Since July 2015, Mr. Li has been a professor of accounting and director of the Finance MBA Program at Shanghai Advanced Institute of Finance of Shanghai Jiao Tong University. Since July 17, 2014, Mr. Li has also been an independent director and the audit committee financial expert for Sungy Mobile Limited, a company listed on the NASDAQ (NASDAQ: GOMO). Mr. Li is a member of the American Accounting Association. Mr. Li graduated from Fudan University with a bachelor’s degree in economics in July 1996 and a master degree in economics in July 1998. He received his master degree in business administration from the University of Chicago in June 2004 and obtained a doctor of philosophy degree in accounting from the University of Chicago in June 2005.

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

Mr. Yonghong Fan is an Independent Director. Mr. Fan has been an Independent Director since May 2018. Mr. Fan is currently the Co-Chairman of Xiangshan Wealth Institution, a non-profit think tank focused on wealth management research. Mr. Fan has over 31 years of experience in finance and investment industries, including managerial positions in commercial banks, securities firms and fund management. Mr. Fan received his doctorate degree in economics from the Chinese Academy of Fiscal Sciences in 1998.

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

Mr. Jigeng Chen is our Vice President. He has over 15 years of experience in the financial services industry. Mr. Chen was an investment consultant at Fujian Rulin Investment Management Development Co., Ltd. from April 2004 to December 2007. He worked at a number of companies providing securities software and related services from January 2008 to May 2011, before joining us. Mr. Chen graduated from Xiangling High School in July 1999.

Mr. Xinzhou Tang is our Vice President. He has over 15 years of experience in the financial industry. Before joining Yintech, Mr. Tang was the deputy general manager at Hangzhou TOPCJ Financial Investment Consulting Co., Ltd. from August 2011 to March 2012. He served as general manager at the Xiamen subsidiary company of TX Investment Consulting Co., Ltd. during March 2012 to March 2013. In addition, Mr. Tang held a number of management positions in various companies in the financial sector from 2003 to 2011.

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

Mr. Di Qian is our Chief Financial Officer. He has more than 10 years of accounting and financial management experiences focusing on financial reporting, regulatory compliance, internal control, investor communications and corporate finance. Before joining Yintech, Mr. Qian was Vice President and financial controller of Shanghai Dasheng Agricultural Finance, a Hong Kong-listed company since August 2014. He also worked as an audit manager in KPMG Shanghai from August 2006 to August 2014, overseeing the annual audits of public companies and auditor requirements in various industries and companies. Prior to that, Mr. Qian served as the financial analyst in Shanghai Pudong Development Bank. Mr. Qian holds a Bachelor’s degree in Business Administration from Fudan University in China and is a Chartered Professional Accountant in both China and Hong Kong.

B.            COMPENSATION

For the fiscal year ended December 31, 2019, the aggregate cash compensation paid to our directors and executive officers was approximately RMB10.8 million (US$1.55 million). No pension, retirement or similar benefits have been set aside or accrued for our executive officers or directors. We have no service contracts with any of our non-executive directors providing for benefits upon termination of employment. Our PRC subsidiaries are required by PRC laws and regulations to make contributions equal to certain percentages of each employee’s salary for his or her retirement benefit, medical insurance benefits, housing funds, unemployment and other statutory benefits.

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

Second Amended and Restated 2013 Share Option Scheme

The maximum aggregate number of ordinary shares that can be issued under the Second Amended and Restated 2013 Share Option Scheme, or the 2013 Share Option Scheme, is 41,000,000. As of March 31, 2020, options to purchase an aggregate of 9,007,160 ordinary shares have been granted by us and remain outstanding under the 2013 Share Option Scheme.

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

Fourth Amended and Restated 2014 Share Option Scheme

The following is a summary of the principal terms of the Fourth Amended and Restated 2014 Share Option Scheme, or the Revised 2014 Share Option Scheme. The maximum aggregate number of ordinary shares that can be issued under the Scheme is 200,000,000. As of March 31, 2020, options to purchase an aggregate of 50,814,740 ordinary shares have been granted by us and remain outstanding under the Revised 2014 Share Option Scheme.

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

Third Amended and Restated Pre-IPO RSU Scheme

The following is a summary of the principal terms of the Third Amended and Restated Pre-IPO RSU Scheme or Pre-IPO RSU Scheme. The shares in aggregate underlying all awards under the Pre-IPO RSU Scheme shall not exceed 100,000,000. As of March 31, 2020, RSUs granted by us and remain outstanding underlying an aggregate number of 1,455,820 ordinary shares.

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

The following table summarizes, as of March 31, 2020, options and RSUs that we granted to our executive officers and to other individuals as a group and remain outstanding under our 2013 Share Option Scheme, 2014 Share Option Scheme and Pre-IPO RSU Scheme.

Name	Ordinary Shares Underlying Outstanding Options / RSUs Granted		Exercise Price(US$ per Share)	Date of Grant(4)	Date of Expiration
Wenbin Chen	*	(2)	0.163	December 15, 2014	October 26, 2021/2022/2023
	*	(2)	0.500	April 27, 2016	April 26, 2022/2023/2024
Pingsen Chen	*	(2)	0.500	April 27, 2016	April 26, 2022/2023/2024
Jigeng Chen	*	(1)	0.163	December 3, 2013	February 29, 2020
	*	(2)	0.163	December 15, 2014	October 26, 2021/2022/2023
	*	(2)	0.500	April 27, 2016	April 26, 2022/2023/2024
Dikuo Bo	*	(2)	0.163	December 15, 2014	October 26, 2021/2022/2023
	*	(2)	0.500	April 27, 2016	April 26, 2022/2023/2024
Other individuals as a group	7,853,160	(1)	0.163	December 3, 2013	February 29, 2020
	5,558,100	(2)	0.163	December 15, 2014	October 26, 2021/2022/2023
	2,157,280	(2)	0.163	January 13, 2016	December 31, 2021/2022/2023
	18,486,480	(2)	0.500	April 27, 2016	April 26, 2022/2023/2024
	17,500	(3)	—	June 29, 2017	—
	7,580,000	(2)	0.500	September 6, 2017	April 26, 2023/2024/December 31, 2024
	215,720	(3)	—	August 8, 2018	—
	156,040	(3)	—	January 1, 2019	—
	1,066,560	(3)	—	June 17, 2019	—
Total	61,277,720

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

Audit Committee

Our audit committee consists of four directors, namely Mr. Feng Li, Mr. Lijun Lin , Mr. Yonghong Fan and Ms. Jue Yao and is chaired by Mr. Feng Li. All four directors on our audit committee satisfy the “independence” requirements of the Nasdaq Stock Market Rules and the SEC. We have determined that Mr. Feng Li qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our Company. The audit committee is responsible for, among other things:

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

D.            EMPLOYEES

As of December 31, 2019, we had a total of 2,975 employees, who were all full-time employees. The following table sets forth certain information about our employees by function as of December 31, 2019.

	Number of Employees	% of Total Employees
Technology	482	16.2%
Research	72	2.4%
Customer Service	459	15.4%
Sales & Marketing	1,552	52.2%
General & Administration	410	13.8%
Total	2,975	100%

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

E.            SHARE OWNERSHIP

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2020:

•                  each of our directors and executive officers; and

•                  each person known to us to own beneficially more than 5% of our ordinary shares.

The calculations in the shareholder table below assume that there are 1,460,831,635 ordinary shares outstanding as of March 31, 2020.

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

	Ordinary Shares Beneficially Owned as of March 31, 2020
	Number	Percentage
Directors and Executive Officers:
Wenbin Chen (1)	405,166,740	27.74%
Ming Yan (1)	300,000,000	20.54%
Ningfeng Chen (1)	300,000,000	20.54%
Pingsen Chen	*	*
Jigeng Chen	25,499,420	1.75%
Dikuo Bo	*	*
All directors and executive officers as a group	1,043,837,460	71.46%
Principal Shareholders:
Coreworth Investments Limited (2)	400,000,000	27.38%
Harmony Creek Investments Limited (3)	300,000,000	20.54%
Rich Horizon Investments Limited (4)	300,000,000	20.54%
Panhou Value Growth Fund SPC (5)	97,043,940	6.64%

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

As of March 31, 2020, 329,026,100 of our ordinary shares outstanding were held by one record holder in the United States, which is the depositary of our ADS program, representing 22.52% of our total issued and outstanding ordinary shares as of such date. None of our existing shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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

As at December 31, 2018, the Group did not hold any amounts in fund investments managed by Chun Da.

As at December 31, 2019, we held RMB 3.77 million (net of fair value loss) in fund investments managed by Chun Da that were not consolidated into our consolidated financial statements. Chun Da is a wholly owned subsidiary within us which primarily provides asset management services.

(d)         Loan to Group’s management personnel

On July 1, 2018, we approved a staff benefit plan in the form of staff loan. The plan provides non-interest bearing staff loans for house purchase. As at December 31, 2018, we have granted RMB 5 million to our management personnel. This amount has been fully received as at December 31, 2019.

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

(f)           Chun Da fund investments held by management personnel

As at December 31, 2019, the Group has amount due to related parties of RMB4.43 million, which represents Chun Da fund investments held by management personnel.

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

The Company is involved in various legal actions arising in the ordinary course of its business

On November 26, 2018, our subsidiary Shanghai Qian Jing Industrial Co., Ltd initiated legal proceedings to collect an aggregated claim of RMB12 million for cooperative contract and the case has been settled subsequently. We have fully recovered our claims in March 2019.

On January 6, 2020, the Shenzhen Futian District Court ruled in favor of 17 natural person plaintiffs in a proceeding against our subsidiary Shanghai Gold Master Internet Financial Information Service Co., Ltd. and another defendant Shenzhen Financial Electronics Settlement Center Co., Ltd. for property damage. The Shenzhen Futian District Court ordered the defendants to pay an aggregate amount of RMB2,751,972.95 to those plaintiffs. On January 16, 2020, the defendants appealed to the Shenzhen Middle Court and the case is currently awaiting second trial before the Shenzhen Middle Court.

Dividends and Dividend Policy

In March 2017, we announced a dividend of US$0.80 per ADS for the fiscal year of 2016, and the aggregate amount of this dividend payment was US$55.9 million. In March 2018, we announced a dividend of US$0.40 per ADS for the fiscal year of 2017, and the aggregate amount of this dividend payment was US$28.2 million. For the full fiscal year of 2018, our board of directors resolved not to pay dividends to our shareholders because our business incurred substantial losses and the funds would be reserved to maintain cash flow at a healthy level for our operations. In March 2020, our board of directors approved a dividend of US$0.30 per ADS for the fiscal year of 2019 and the aggregate amount of this dividend payment was US$21.9 million. The US$0.30 per ADS payment amount includes a regular annual dividend of US$0.10 per ADS (equivalent to approximately 40% of the Company’s consolidated net profit), plus a special dividend of US$0.20 per ADS.

In the future, we will consider to pay dividends to our ordinary shareholders, while the timing, amount and form of future dividends, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors.

Our board of directors may from time to time declare dividends or authorize other distributions to our shareholders. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of either profit, retained earnings or share premium amount, provided that under no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business.

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

A               SHARE CAPITAL

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

Under the implementation rules of the EIT Law, “de facto management body” is defined as an organization that has material and overall management and control over the business, personnel, accounts and properties of an enterprise. In April 2009, the SAT issued a Notice on Issues Relating to Determination of PRC-Controlled Offshore Enterprises as PRC Resident Enterprises Based on “De facto Management Body” Test (“SAT Circular No. 82”), under which, an offshore enterprise controlled by a PRC enterprise or a PRC enterprise group will be characterized as a “resident enterprise” due to the fact that its “de facto management body” is located within the PRC, if all of the following conditions are met at the same time: (i) the senior management personnel responsible for its daily operations and the place where the senior management departments discharge their responsibilities are located primarily in the PRC, (ii) its finance and human resources related decisions are made by or are subject to the approval of institutions or personnel located in the PRC, (iii) its major assets, books and records, company seals and minutes of its board of directors and shareholder meetings are located or kept in the PRC, and (iv) senior management personnel or 50% or more of the members of its board of directors with voting power of the enterprise reside in the PRC. SAT Circular No. 82 further specifies that the principle of “substance over form” shall be adopted in determining whether the “de facto management body” is located within China. Although SAT Circular No. 82 only applies to offshore enterprises funded by Chinese enterprises as controlling shareholders instead of those funded by Chinese or foreign individuals or foreign enterprises as controlling shareholders (as our cases may be), the determining criteria set forth in this SAT Circular No. 82 reflects SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of how they are funded. Still, it remains unclear how PRC tax authorities will determine the tax residency status of foreign enterprises controlled by individuals or foreign entities, such as us. If the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ADSs. In addition, non-resident enterprise shareholders (including ADS holders) may be subject to PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders (including our ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% (unless a reduced rate is available under an applicable tax treaty). It is also unclear whether non-PRC shareholders would be able to claim the benefits of any tax treaties between their tax residence and the PRC in the event that Yintech is treated as a PRC resident enterprise.

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

United States Federal Income Tax Considerations

The following are material U.S. federal income tax consequences to the U.S. Holders described below of owning and disposing of the ADSs or ordinary shares, but this discussion does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to hold the ADSs or ordinary shares.

This discussion applies only to a U.S. Holder that holds the ADSs or ordinary shares as capital assets for U.S. federal income tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including the alternative minimum tax, the Medicare contribution tax on net investment income and tax consequences applicable to U.S. Holders subject to special rules, such as:

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

•                  entities classified as partnerships for U.S. federal income tax purposes and their partners;

•                  tax-exempt entities, including “individual retirement accounts” or “Roth IRAs”;

•                  persons that own or are deemed to own ADSs or ordinary shares representing 10% or more of our voting power or value;

•                  persons who acquire our ADSs or ordinary shares pursuant to the exercise of an employee stock option or otherwise as compensation; or

•                  persons holding ADSs or ordinary shares in connection with a trade or business outside the United States.

If a partnership (or other entity that is classified as a partnership for U.S. federal income tax purposes) owns ADSs or ordinary shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships owning ADSs or ordinary shares and their partners should consult their tax advisers as to the particular U.S. federal income tax consequences of owning and disposing of ADSs or ordinary shares.

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, judicial decisions, final, temporary and proposed Treasury regulations, and the income tax treaty between the United States and the PRC, or the Treaty, all as of the date hereof, any of which is subject to change, possibly with retroactive effect.

As used herein, a “U.S. Holder” is a beneficial owner of the ADSs or ordinary shares that is, for federal income tax purposes:

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

Taxation of Distributions.

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

Passive Foreign Investment Company Rules

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

Interest Rate Risk

As a part of our business, we invest in interest-earning assets and are obligated on interest-bearing liabilities. Interest rate fluctuations primarily affect our interest income and interest expenses. We earn interest income primarily from margin financing and make interest payments on deposits we hold on behalf of our customers and borrowings provided by commercial lenders. Changes in interest rates could affect the interest earned on assets differently than interest paid on liabilities. A rising interest rate environment generally results in a larger net interest spread. Conversely, a falling interest rate environment generally results in a smaller net interest spread. Our most prevalent form of interest rate risk is referred to as ‘‘gap’’ risk. This risk occurs when the interest rates we earn on assets change at a different frequency or scale than the interest rates we pay on liabilities.

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

Inflation Risk

To date, inflation in China has not materially impacted our results of operations. According to the PRC National Bureau of Statistics, the year-over-year percent changes in the consumer price index for December 2017, 2018 and 2019 were increases of 1.6%, 2.1% and 2.9%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

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

Based upon this evaluation, our management has concluded that, as of December 31, 2019, our existing disclosure controls and procedures were ineffective, solely due to the material weaknesses in internal control over financial reporting identified below.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the exchange Act), Under the supervision and with the participation of our Chief Executive Officer and Interim Chief Financial Officer, our management conducted an assessment of the effectiveness of internal control over financial reporting as of December 31, 2019 based on the criteria established in Internal Control — Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management determined that our internal control over financial reporting was ineffective due to the presence of a material weakness.

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

This control deficiency creates a reasonable possibility that a material misstatement to the consolidated financial statements will not be prevented or detected on a timely basis, and therefore we concluded that the deficiency represents a material weakness in the Company’s internal control over financial reporting and our internal control over financial reporting was not effective as of December 31, 2019.

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

Remediation of Material Weaknesses

To address the material weakness and control deficiencies identified and to improve our internal control over financial reporting and disclosure controls, we have developed a plan to implement further measures. We have implemented and will continuously use the following measures to improve our internal control over financial reporting: (i) hiring additional competent accounting staff with appropriate knowledge and experience of U.S. GAAP and SEC reporting requirements;(ii) implementing regular and continuous trainings on U.S. GAAP and SEC regulations for our accounting personnel; and (iii) developing and implementing a full set of U.S. GAAP accounting policies and financial reporting procedures as well as related internal control policies, including implementing a comprehensive accounting manual to guide day-to-day accounting operations and reporting work. We expect to complete these measures as soon as practicable. We expect that we will incur significant costs in the implementation of such measures. However, the implementation of these measures may not fully address the deficiencies in our internal control over financial reporting. We are not able to estimate with reasonable certainty the costs that we will need to incur to implement these and other measures designed to improve our internal control over financial reporting.

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

	For the year ended December 31,
	2017	2018	2019
	US$	US$	US$
	(in thousands)
Audit fees (1)	712	660	606
Tax fees (2)	—	30	57

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

Item 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Share Repurchase Program

On May 30, 2019, the board of directors of the Company adopted on a share repurchase program to repurchase up to US$20 million of our issued and outstanding ADSs during the following 12-month period starting from June 1, 2019. As of December 31, 2019, we have repurchased an aggregate of 274,970 ADSs for a total amount slightly over US$1,342 thousand since June 1, 2019.

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

2.4*	Description of Securities
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

Date: April 27, 2020

CONSOLIDATED FINANCIAL STATEMENTS OF

YINTECH INVESTMENT HOLDINGS LIMITED

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Yintech Investment Holdings Limited (the “Company”):

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Yintech Investment Holdings Limited and subsidiaries as of December 31, 2019 and 2018, the related consolidated statements of comprehensive income/(loss), shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.

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

Shanghai, China
April 27, 2020

YINTECH INVESTMENT HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands)

		December 31,
	Note	2018	2019	2019
		RMB	RMB	(Note2) USD
				Unaudited
Assets
Cash	6	257,789	209,507	30,094
Entrusted bank balances held on behalf of customers	7	73,226	89,157	12,807
Investment securities	8	1,479,109	1,895,874	272,325
Deposits with clearing organizations		34,215	20,330	2,920
Amount due from related parties		25,000	20,000	2,873
Equity method investment	15	24,730	24,845	3,569
Equipment and leasehold improvements	9	24,316	13,844	1,989
Deferred tax assets	27	31,239	27,206	3,908
Goodwill	13	637,147	637,835	91,619
Accounts receivable	10	180,230	164,391	23,613
Operating lease right-of-use assets	22	—	34,476	4,952
Intangible assets	14	330,247	302,613	43,468
Other assets	11	155,648	225,302	32,363
Total assets		3,252,896	3,665,380	526,500
Liabilities and Shareholders’ Equity
Accounts payable (including accounts payable of the consolidated variable interest entities (“VIE”) and VIE’s subsidiaries without recourse to the Company of RMB 2,283 thousand and RMB 768 thousand as of December 31, 2018 and 2019, respectively)		119,469	114,552	16,454
Accrued employee benefits (including accrued employee benefits of the consolidated VIE and VIE’s subsidiaries without recourse to the Company of RMB 19,708 thousand and RMB 58,417 thousand as of December 31, 2018 and 2019, respectively)		189,042	271,965	39,065
Income taxes payable (including income taxes payable of the consolidated VIE and VIE’s subsidiaries without recourse to the Company of RMB 11,042 thousand and RMB 34,855 thousand as of December 31, 2018 and 2019, respectively)		95,415	171,793	24,677
Deferred tax liabilities (including deferred tax liabilities of the consolidated VIE and VIE’s subsidiaries without recourse to the Company of RMB 38,287 thousand and RMB 42,177 thousand as of December 31, 2018 and 2019, respectively)	27	79,618	118,469	17,017
Operating lease liabilities	22	—	30,846	4,431
Amount due to related parties		—	4,426	636
Other liabilities (including other liabilities of the consolidated VIE and VIE’s subsidiaries without recourse to the Company of RMB 62,645 thousand and RMB 127,320 thousand as of December 31, 2018 and 2019, respectively)	12	144,392	181,883	26,126
Total liabilities		627,936	893,934	128,406

Ordinary shares (US$0.00001 par value; 3,000,000,000 shares authorized, 1,468,059,155 shares issued and 1,428,942,175 shares outstanding as of December 31, 2018; 1,431,840,215 shares issued and 1,431,078,855 shares outstanding as of December 31, 2019)	16	96	95	14
Treasury stock (39,116,980 and 761,360 shares as of December 31, 2018 and 2019, respectively)	17	(111,169)	(1,737)	(250)
Additional paid-in capital	16	1,927,854	1,830,960	263,001
Retained earnings	19	652,687	738,367	106,060
Accumulated other comprehensive income	20	47,761	50,865	7,306
Total Yintech shareholders’ equity		2,517,229	2,618,550	376,131
Non-controlling interests	21	107,731	152,896	21,963
Total shareholders’ equity		2,624,960	2,771,446	398,094
Commitments and contingencies	22	—	—	—
Total liabilities and shareholders’ equity		3,252,896	3,665,380	526,500

The accompanying notes are an integral part of the consolidated financial statements.

YINTECH INVESTMENT HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(Amounts in thousands, except share and per share data)

		Year ended December 31,
	Note	2017	2018	2019	2019
		RMB	RMB	RMB	(Note2) USD
					Unaudited
Revenues
Commissions and fees, net	23	2,198,575	941,868	1,399,575	201,036
Trading gains, net	24	40,554	34,333	207,857	29,857
Interest and investment income		5,406	18,128	35,000	5,027
Other revenues	25	204,411	100,415	49,373	7,092
		2,448,946	1,094,744	1,691,805	243,012
Expenses
Commission expense		—	(2,012)	(576)	(83)
Employee compensation and benefits		(1,066,553)	(808,292)	(841,205)	(120,832)
Advertising and promotion	26	(424,865)	(223,265)	(339,755)	(48,803)
Information technology and communications		(41,170)	(32,421)	(33,119)	(4,757)
Occupancy and equipment rental		(123,680)	(115,810)	(98,956)	(14,214)
Taxes and surcharges		(21,080)	(6,455)	(5,893)	(846)
Intangible assets amortization		(56,547)	(56,515)	(28,053)	(4,030)
Impairment of goodwill and intangible assets		—	(639,000)	—	—
Other expenses		(78,509)	(83,334)	(85,755)	(12,318)
		(1,812,404)	(1,967,104)	(1,433,312)	(205,883)
Income/(loss) before income taxes		636,542	(872,360)	258,493	37,129
Income tax expense	27	(169,556)	(1,028)	(127,925)	(18,375)
Net income/(loss)		466,986	(873,388)	130,568	18,754
Less: Net (loss)/gain attributable to non-controlling interests		(13,678)	(10,350)	44,888	6,448
Net income/(loss) attributable to Yintech		480,664	(863,038)	85,680	12,306
Earnings/(losses) per share	28
Basic		0.34	(0.60)	0.06	0.01
Diluted		0.33	(0.60)	0.06	0.01
Other comprehensive income/(loss)
Unrealized gain/(losses) on available-for-sale investments, net of tax		(800)	—	1,033	149
Foreign currency translation adjustment		(18,714)	22,538	2,348	338
Comprehensive income/(loss)		447,472	(850,850)	133,949	19,241
Comprehensive (loss)/gain attributable to non-controlling interests		(13,678)	(10,350)	45,165	6,488
Comprehensive income/(loss) attributable to Yintech		461,150	(840,500)	88,784	12,753

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

YINTECH INVESTMENT HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Amounts in thousands)

		Ordinary Shares		Treasury Stock		Additional paid-in capital	Retained Earnings	Accumulated other comprehensive income	Equity attributable to non- controlling interest	Total
	Note	Shares	Amount	Shares	Amount	Amount	Amount	Amount	Amount	Amount
			RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2018		1,468,059,155	96	(39,116,980)	(111,169)	1,927,854	652,687	47,761	107,731	2,624,960
Net Income		—	—	—	—	—	85,680	—	44,888	130,568
Shares issued in connection with: -Exercise of stock options and vesting of RSUs	16	11,833,340	2	—	—	4,867	—	—	—	4,869
Stock repurchase	17	—	—	(9,696,660)	(18,594)	—	—	—	—	(18,594)
Cancellation of treasury stock	17	(48,052,280)	(3)	48,052,280	128,026	(128,023)	—	—	—	—
Share-based compensation	29	—	—	—	—	26,262	—	—	—	26,262
Other comprehensive income		—	—	—	—	—	—	3,104	277	3,381
Balance as of December 31, 2019		1,431,840,215	95	(761,360)	(1,737)	1,830,960	738,367	50,865	152,896	2,771,446
Balance as of December 31, 2019 (USD)(Unaudited)		—	14	—	(250)	263,001	106,060	7,306	21,963	398,094

The accompanying notes are an integral part of the consolidated financial statements.

YINTECH INVESTMENT HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	Year ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	(Note2) USD
				Unaudited
Cash flows from operating activities:
Net income/(loss)	466,986	(873,388)	130,568	18,754
Adjustments to reconcile net income/(loss) to cash provided by operating activities:
Depreciation and amortization	83,014	78,152	47,156	6,774
Gains/(losses) on sale of equipment	(524)	(298)	171	25
Fair value change of derivatives	45,569	—	—	—
Trading gains	(38,392)	(34,333)	(207,857)	(29,857)
Deferred tax (benefit)/expense	35,206	(61,792)	42,786	6,146
Share-based compensation	169,717	27,107	26,262	3,772
Gain from disposal of subsidiaries	(87,217)	(5,754)	(6)	(1)
Impairment of goodwill and intangible assets	—	639,000	—	—

Changes in operating assets and liabilities, net of acquisition:
(Increase)/decrease in deposits with clearing organizations	258,875	(33,063)	13,885	1,994
(Increase)/decrease in account receivables and other assets arising from operating activities	(74,052)	105,977	(54,403)	(7,815)
(Increase)/decrease in amount due from related parties	—	(25,000)	5,000	718
Increase in amount due to related parties	—	—	4,426	636
Decrease in accounts payable	(78,427)	(78,017)	(4,917)	(706)
(Decrease)/Increase in accrued employee benefits	(2,828)	52,770	82,923	11,911
(Decrease)/ increase in other liabilities arising from operating activities	(67,058)	119,646	37,106	5,331
Increase/(decrease) in income taxes payable	(42,397)	23,361	76,378	10,971
Net cash provided by/(used in) operating activities	668,472	(65,632)	199,478	28,653

Cash flows from investing activities:
Proceeds from sale of equipment	467	383	727	104
Cash paid for purchase of equipment and leasehold improvements	(31,945)	(10,008)	(9,529)	(1,369)
Cash paid for purchase of investment securities	(16,155,280)	(16,129,945)	(5,350,902)	(768,608)
Cash received from sale of investment securities	15,059,010	15,883,215	5,141,460	738,525
Payment for equity method investments	—	(24,500)	—	—
Proceeds /(Payment for) from acquisition of subsidiaries, net of cash and restricted cash acquired	39,618	(11,352)	—	—
Cash received/(decrease) from disposal of subsidiaries	92,024	(384)	140	20
Net cash used in investing activities	(996,106)	(292,591)	(218,104)	(31,328)

The accompanying notes are an integral part of the consolidated financial statements.

YINTECH INVESTMENT HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(Amounts in thousands)

	Year ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	(Note2) USD
				Unaudited
Cash flows from financing activities:
Proceeds from non-controlling shareholders	—	95,550	—	—
Proceeds from exercise of options	49,409	4,451	4,869	700
Dividends paid	(385,113)	(177,497)	—	—
Purchase of treasury stock	(36,973)	(74,196)	(18,594)	(2,671)
Net cash used in financing activities	(372,677)	(151,692)	(13,725)	(1,971)
Net decrease in cash and restricted cash	(700,311)	(509,915)	(32,351)	(4,646)
Cash and restricted cash — beginning of year	1,541,241	840,930	331,015	47,547
Cash and restricted cash — end of year	840,930	331,015	298,664	42,901
Supplemental disclosure of cash flow information
Cash paid for income taxes	134,276	22,942	14,780	2,123

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

Starting from 2018, the Group provides Type 1 regulated activity (dealing in securities), Type 4 regulated activity (advising on securities) and Type 9 regulated activity (asset management) under the Hong Kong Securities and Futures Ordinance to its individual and institutional customers through Forthright Financial Holdings Company Limited and its subsidiaries (collectively, the “Forthright Group”). The securities brokerage service, securities advisory service and asset management service are regulated by the Securities and Futures Commission of Hong Kong (“SFC”).

Starting from 2019, the Group provides Type 2 regulated activity (dealing in futures contract) and Type 5 regulated activity (advising on futures contract) under the Hong Kong Securities and Futures Ordinance to its individual and institutional customers through the Forthright Group.

As of December 31, 2019, Yintech has subsidiaries, VIEs and VIEs’ subsidiaries in countries and jurisdictions including the People’s Republic of China (“PRC”), Hong Kong, United States of America (“USA”), British Virgin Islands (“BVI”) and New Zealand (“NZ”). Details of the subsidiaries, VIEs and VIEs’ subsidiaries of the Company are set out below:

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

YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands)

1.                            DESCRIPTION OF BUSINESS AND ORGANIZATION (CONTINUED)

Name of subsidiary	Date of incorporation/ acquisition	Paid up capital	% of equity interest held by the Company	Place of incorporation

Yintech Frontier (HK) Co., Ltd.	Incorporated on November 19, 2015	HKD 1 dollar	100%	Hong Kong
Shanghai Jin Huan Industrial Co., Ltd. (“Jin Huan”)	Incorporated on November 30, 2015	RMB 9.95 million	100%	PRC
Shanghai Jin Yi Information Technology Co., Ltd., (“Jin Yi”)	Incorporated on December 4, 2015	RMB 10 million	100%	PRC
Shanghai Yi Shi Information Technology Co., Ltd. (‘‘Yi Shi’’)	Incorporated on March 30, 2016	RMB 10 million	100%	PRC
Yintech Ventures Co., Ltd.	Incorporated on June 1, 2016	USD 1 dollar	100%	BVI
Shanghai Yin He You Co., Ltd. (“Yin He You”)	Acquired on June 1, 2016	RMB 5 million	100%	PRC
Yintech Gold Co., Ltd.	Incorporated on June 16, 2016	—	100%	BVI
Yintech Ventures (HK) Co., Ltd.	Incorporated on June 21, 2016	HKD 1 dollar	100%	Hong Kong
Shanghai Li Xian Information Technology Co., Ltd. (‘‘Li Xian’’)	Incorporated on July 26, 2016	—	100%	PRC
Shanghai Xie Luo Information Technology Co., Ltd. (‘‘Xie Luo’’)	Incorporated on July 26, 2016	—	100%	PRC
Gold Master (HK) Co., Ltd.(“Gold Master HK”)	Acquired on August 31, 2016	USD 3 million	100%	Hong Kong
Shanghai Ming Qin Information Technology Co., Ltd. (‘‘Ming Qin’’)	Acquired on August 31, 2016	—	100%	PRC
Shanghai Gold Master Network Financial Information Service Co., Ltd. (‘‘Gold Master’’)	Acquired on August 31, 2016	RMB 84 million	100%	PRC

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

YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands)

1.                            DESCRIPTION OF BUSINESS AND ORGANIZATION (CONTINUED)

Name of subsidiary	Date of incorporation/ acquisition	Paid up capital	% of equity interest held by the Company	Place of incorporation

Forthright Asset Management Co., Ltd.	Acquired on December 29, 2017	HKD 15 million	100%	Hong Kong
Forthright Finance Co., Ltd.	Acquired on December 29, 2017	HKD 0.5 million	100%	Hong Kong
Shanghai Fan Di Information Technology Co., Ltd. (“Fan Di”)	Acquired on December 29, 2017	HKD 20 million	100%	PRC
Shanghai Zai Bi Industrial Co., Ltd. (“Zai Bi”)	Incorporated on January 2, 2018	RMB 0.02 million	100%	PRC
Shanghai Qian Lian Industrial Co., Ltd. (“Qian Lian”)	Incorporated on January 3, 2018	RMB 0.02 million	100%	PRC
Shanghai Zai Ning Industrial Co., Ltd. (“Zai Ning”)	Incorporated on January 3, 2018	—	100%	PRC
Guangzhou Jin Shou Zhi Information Technology Co., Ltd., (“Jin Shou Zhi”)	Incorporated on January 9, 2018	RMB 0.53 million	100%	PRC
Guangzhou Hao Miao Information Technology Co., Ltd. (“Hao Miao”)	Incorporated on January 9, 2018	RMB 0.35 million	100%	PRC
OTS Capital Management (Cayman) limited	Acquired on December 4, 2018	USD 100	100%	BVI
OTS Capital Management limited	Acquired on December 4, 2018	HKD 1.24 million	100%	Hong Kong
Shanghai Fei Xiu Network Technology Co., Ltd. (‘‘Fei Xiu’’)	Incorporated on January 21, 2019	RMB 0.2 million	100%	PRC

Name of VIE	Date of incorporation/ acquisition	Paid up capital	% of equity interest held by the Company	Place of incorporation

Shanghai Bei Xun Industrial Co., Ltd. (“Bei Xun”)	Acquired on January 3, 2017	RMB 40 million	100%	PRC
Shanghai Ran Yu Information Technology Co., Ltd. (“Ran Yu”)	Acquired on January 3, 2017	RMB 20 million	100%	PRC

Name of VIE	Date of incorporation/ acquisition	Paid up capital	% of equity interest held by the Company	Place of incorporation

Guangdong Hong Feng Co., Ltd. (“Hong Feng”)	Incorporated on October 17, 2017	RMB 2.6 million	100%	PRC
Dalian Shun Fu Hui Business Information Advisory Co., Ltd. (“Shun Fu Hui”)	Incorporated on July 31, 2018	—	100%	PRC
Shanghai Chun Da Asset Management Co., Ltd. (“Chun Da”)	Acquired on October 1, 2017	RMB 10 million	100%	PRC

Name of VIE’s subsidiary	Date of incorporation/ acquisition	Paid up capital	% of equity interest held by the Company	Place of incorporation
Shanghai Hua Shu Tong Jin Industrial Co., Ltd. (“Hua Shu Tong Jin”)	Incorporated on May 26, 2017	RMB 0.03 million	100%	PRC
Guangdong Bo Zhong Securities Investment Advisory Co., Ltd. (“Bo Zhong”)	Acquired on May 31, 2017	RMB 35 million	94%	PRC
Sina Shi Jin (Shanghai) Information Technology Co., Ltd. (“Sina Shi Jin”) (formerly known as Sina Cai Dao (Shanghai) Information Technology Co., Ltd.)	Acquired on July 1, 2017	RMB 200 million	51%	PRC
Shanghai Hou Zhan Information Technology Co., Ltd. (“Hou Zhan”)	Incorporated on July 20, 2017	—	100%	PRC
Shanghai Yuan Shi Investment Advisory Co., Ltd. (“Yuan Shi”)	Acquired on August 31, 2017	RMB 2.4 million	100%	PRC

Shanghai Fu Dong Cultural Communication Co., Ltd (“Fu Dong”)	Acquired on January 31, 2018	RMB 10 million	100%	PRC
Shanghai Xin Hui Tong Investment Advisory Co., Ltd. (“Xin Hui Tong”)	Acquired on January 31, 2018	RMB 5 million	99.5%	PRC

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

To comply with PRC legal restrictions on foreign ownership of companies that operate securities advisory, asset management and other restricted services, the Group operates these regulated business in China through certain PRC domestic companies, namely Ran Yu, Bei Xun, Hong Feng, Shun Fu Hui and Chun Da (collectively, the “VIEs” and each a “VIE”), whose equity interests are held by their nominee shareholders. The registered capital of these VIEs are funded by the Company through its wholly owned subsidiary, namely Xie Luo, and recorded as interest-free loans to these nominee shareholders. These loans were eliminated with the capital of the VIEs during consolidation. The Company began to consolidate Ran Yu, Bei Xun, Hong Feng, Shun Fu Hui and Chun Da as VIEs in January, January, October 2017, July 2018 and November 2019,respectively.

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

YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands)

2.                            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Principles of consolidation (Continued)

Equity Interest Pledge Agreement.  Pursuant to the Equity Interest Pledge Agreement, nominee shareholders of the VIEs have pledged all of their equity interest in the VIEs to Xie Luo to guarantee the fulfillment of obligations under the contractual agreements, which include the Loan Agreement, the Powers of Attorney, Exclusive Option Agreement, Exclusive Service agreement, Intellectual Property License and Transfer Agreement, and Equity Interest Pledge Agreement. If any of contractual obligations are breached under these agreements, Xie Luo, as pledgee, will be entitled the rights to dispose all or part of the pledged equity interests of any nominee shareholders, even the one does not breach the contractual obligations. The prior rights are given to compensate the service fee, compensation of breaching contracts (if any), interest, compensatory payment, etc, from the proceeds of pledged equity interest disposal. Each of the shareholders of the VIEs agrees that, during the term of the equity interest pledge agreements, he or she will not dispose of the pledged equity interests or create or allow creation of any encumbrance on the pledged equity interests without the prior written consent of Xie Luo. The Equity Interest Pledge Agreements remain effective until all the contractual arrangements are terminated, the VIEs and the shareholders discharge all their obligations under the contractual arrangements, or Xie Luo obtains all of equity interests of the VIEs under the terms of Exclusive Option Agreement.

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

YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands)

2.                            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Principles of consolidation (Continued)

In 2019, the Group invested in investment funds which it served as asset manager and subscribed the majority of equity interest. As the Group has a controlling financial interest in the investment funds as of December 31, 2019, the Group consolidated the investment funds as the primary beneficiary.

The following table sets forth the assets, liabilities, results of operations and changes in cash and cash equivalents of the VIEs and their subsidiaries taken as a whole, which were included in the Group’s consolidated balance sheets and statements of comprehensive income/(loss) before the elimination of intercompany transactions with non-VIE subsidiaries of the Group:

	As of December 31,
	2018	2019	2019
	RMB	RMB	(Note2) USD
			Unaudited
Total Assets	1,283,378	1,805,066	259,282
Total Liabilities	336,147	598,691	85,997

	Year ended December 31,
	2018	2019	2019
	RMB	RMB	(Note2) USD
			Unaudited
Net Revenues	197,208	666,112	95,681
Net Expenses	(231,285)	(456,501)	(65,572)

	Year ended December 31,
	2018	2019	2019
	RMB	RMB	(Note2) USD
			Unaudited
Cash flows from operating activities	828	431,660	62,004
Cash flows from investing activities	(959,492)	(489,998)	(70,384)
Cash flows from financing activities	970,937	62,612	8,994
Net increase in cash and restricted cash	12,273	4,274	614

As of December 31, 2019, the total assets for the consolidated VIEs were RMB 1,805.07 million, which mainly comprised of RMB 1,516.51 million in cash and investment securities, and RMB 288.56 million (among which RMB 14.65 million is eliminated with non-VIE subsidiaries of the Group) in the remaining balances include accounts receivable, other assets, intangible assets, equipment and leasehold improvement, deferred tax assets and goodwill . As of December 31, 2019, total liabilities for the consolidated VIEs were RMB 598.69 million, which mainly included RMB 412.58 million (among which RMB 317.76 million is eliminated with non-VIE subsidiaries of the Group) in accounts payable, other liabilities and accrued employee benefits, RMB 34.86 million in income taxes payable, RMB 42.18 million in deferred tax liabilities and RMB109.08 million in deferred revenues.

As of December 31, 2018, the total assets for the consolidated VIEs were RMB 1,283.38 million, which mainly comprised of RMB 1,004.20 million in cash and investment securities, and RMB 279.18 million (among which RMB 14.64 million is eliminated with non-VIE subsidiaries of the Group) in the remaining balances include accounts receivable, other assets, intangible assets, equipment and leasehold improvement, deferred tax assets and goodwill . As of December 31, 2018, total liabilities for the consolidated VIEs were RMB 336.15 million, which mainly included RMB 242.05 million (among which RMB 202.18 million is eliminated with non-VIE subsidiaries of the Group) in accounts payable, other liabilities and accrued employee benefits, RMB 11.04 million in income taxes payable, RMB 38.29 million in deferred tax liabilities and RMB 44.77 million in deferred revenues.

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

Translations of amounts from RMB into USD for the convenience of the reader have been calculated at the exchange rate of RMB 6.9618 per USD 1.00 on December 31, 2019, the last business day for the year ended December 31, 2019, as published on the website of the United States Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at such rate. The USD convenience translation is not required under U.S. GAAP and all USD convenience translation amounts in the accompanying consolidated financial statements are unaudited.

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

In 2017, the Group traded commodity futures contracts on the Shanghai Futures Exchange to manage its exposure on spot commodity contracts and physical trading of raw silver. Commodity futures contracts are recorded at fair value with changes reflected in earnings. Gains and losses from these contracts are recorded in trading gains / (losses), net. At the end of December 31, 2017, 2018 and 2019, the Group has no commodity futures contracts outstanding.

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

The following table reconciles cash and restricted cash as reported on the consolidated balance sheets as of December 31, 2018 and 2019, to the amounts presented in the consolidated statements of cash flows:

	As of December 31,
	2018	2019	2019
	RMB	RMB	(Note2) USD (unaudited)
Cash	257,789	209,507	30,094
Restricted cash	73,226	89,157	12,807
Total	331,015	298,664	42,901

Investment securities

Investment securities include equity securities, debt securities and reverse repurchase agreements. Equity securities consist of listed equity securities, wealth management products, private equity funds and other equity securities.

Listed equity securities comprise of listed stocks, funds and tradable convertible bonds. All of which have readily determinable fair values and are measured at fair value with change recognized in trading gains/(losses).

Wealth management products issued by banks and private equity fund investments managed by licensed asset management companies are recorded at fair value. These equity securities are recognized as available-for-sale investments (AFS investments) or trading investments. Pursuant to the adoption of ASU 2016-01, any changes in fair value are recognized in trading gains/(losses).

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

Debt securities represent listed corporate bonds and unlisted subordinated corporate bonds. Debt securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and are reported at fair value with changes recognized in trading gains/(losses). Debt securities that do not meet the criteria of held-to-maturity or trading securities are classified as available-for-sale debt securities (AFS debt securities), and are measured at fair value. Unrealized holding gains and losses from fair value changes, net of the related tax effect, are excluded from earnings and are reported as a separate component of accumulated other comprehensive income until realized. Realized gains and losses from the sale of AFS debt securities are determined on a specific identification basis and are recognized in trading gains/(losses). An impairment loss on the AFS debt securities is recognized in earnings when the decline in value is determined to be other-than-temporary.

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

An impairment charge is recorded if the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary. No impairment loss on its equity method investments was recognized during the years ended December 31, 2018 and 2019.

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

YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands)

2.                            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(ii)              Trading gains / (losses)

Trading gains / (losses) consist of realized and unrealized gains and losses from exchange-traded spot commodity contracts, commodity futures contracts and risk and return transfer agreements, the realized gains and losses from trading of physical commodities, realized and unrealized gains and losses from equity securities investments pursuant to the adoption of ASU 2016-01, and realized gains and losses from the sale of AFS investments prior to the adoption of ASU 2016-01, all presented on a net basis. Changes in fair value in relation to spot commodity contracts, commodity futures contracts and risk and return transfer agreements are recorded in trading gains / (losses), net on a daily basis as disclosed in the accounting policy of derivative financial instruments. Trading gains / (losses) on physical commodities are recognized when title passes and measured by the difference between the acquisition cost of the commodity and the cash received or receivable.

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

Leases

On January 1, 2019, the Group adopted ASU No. 2016-02, Leases (“ASC 842”) and subsequent amendments by using the modified retrospective method and did not restate the comparable periods.

The Group determines if an arrangement is or contains a lease at contract inception. For operating leases, the Group recognizes an ROU asset and a lease liability based on the present value of the lease payments over the lease term on the consolidated balance sheets at commencement date. As the rate implicit in the lease cannot be readily determined, the Group uses the incremental borrowing rate at the lease commencement date in determining the imputed interest and present value of lease payments. The incremental borrowing rate was determined using a portfolio approach based on the rate of interest that the Group would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms.

The Group has elected not to recognize ROU assets and lease liabilities for short-term leases of properties that have a lease term of 12 months or less. The Group recognizes the lease payments associated with its short-term property leases as an expense on a straight-line basis over the lease term.

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

YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands)

2.                            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided to reduce the carrying amount of deferred tax assets to the amount considered more likely than not to be realized. The Group recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50 percent likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Group presents any interest or penalties related to an underpayment of income taxes as part of its income tax expense.

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

YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS,

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

Segment Reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The Group has one single operating and reportable segment (Note 31 Segment information).

YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands)

2.                            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recently Issued Accounting Standards

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which requires lessees to recognize most leases on the balance sheet and disclose key information about leasing arrangements. Topic 842 establishes a ROU model that requires a lessee to recognize a ROU asset and lease liability on the balance sheet for all leases with a term longer than 12 months. Leases will be classified as finance or operating, with classification affecting the pattern and classification of expense recognition in the income statement. The FASB subsequently issued amendments to clarify the implementation guidance. The Group adopted these standards on January 1, 2019, using a modified retrospective method for leases that exist at, or are entered into after, January 1, 2019, and has not restated comparative periods presented in the Consolidated Financial Statements. The Group has elected to adopt the package of transition practical expedients and, therefore, has not reassessed (1) whether existing or expired contracts contain a lease, (2) lease classification for existing or expired leases or (3) the accounting for initial direct costs that were previously capitalized. Upon the adoption of ASC 842, the Group recognized ROU assets of RMB 97.61 million and lease liabilities of RMB 92.47 million in the consolidated balance sheet.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments. The guidance replaces the incurred loss impairment methodology with an expected credit loss model for which a Group recognizes an allowance based on the estimate of expected credit loss. This ASU update on the measurement of credit losses for certain financial assets measured at amortized cost and available-for-sale debt securities. For financial assets measured at amortized cost, this update requires an entity to (1) estimate its lifetime expected credit losses upon recognition of the financial assets and establish an allowance to present the net amount expected to be collected, (2) recognize this allowance and changes in the allowance during subsequent periods through net income and (3) consider relevant information about past events, current conditions and reasonable and supportable forecasts in assessing the lifetime expected credit losses. For available-for-sale debt securities, this update made several targeted amendments to the existing other-than-temporary impairment model, including (1) requiring disclosure of the allowance for credit losses, (2) allowing reversals of the previously recognized credit losses until the entity has the intent to sell, is more-likely-than-not required to sell the securities or the maturity of the securities, (3) limiting impairment to the difference between the amortized cost basis and fair value and (4) not allowing entities to consider the length of time that fair value has been less than amortized cost as a factor in evaluating whether a credit loss exists. For public companies, the amendments in this ASU are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. The group adopted the amendments in this ASU through a cumulative-effect adjustment to  retained earnings as of the beginning of the first reporting period in which the guidance is effective (that is, a modified-retrospective approach). The adoption does not have a material impact on the consolidated financial statements.

In January 2017, the FASB issued ASU No. 2017-04, Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment, which requires an entity to no longer perform a hypothetical purchase price allocation to measure goodwill impairment. Instead, impairment will be measured using the difference between the carrying amount and the fair value of the reporting unit. The changes are effective for public business entities that are SEC filers, for annual and interim periods in fiscal years beginning after December 15, 2019. The Group will adopt this new guidance on January 1, 2020 and does not expect the adoption to have material impact on the consolidated financial statements.

YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands)

2.                            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recently Issued Accounting Standards (continued)

In June 2018, the FASB issued ASU No. 2018-07, “Compensation — Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting” (“ASU 2018-07”), to simplify the accounting for share-based payments to nonemployees by aligning it with the accounting for share-based payments to employees, with certain exceptions. Under the guidance, the measurement of equity-classified nonemployee awards will be fixed at the grant date, which may lower their cost and reduce volatility in the income statement. The guidance is effective for public business entities in annual periods beginning after December 15, 2018, and interim periods within those years. Early adoption is permitted, including in an interim period. The Group adopted ASU 2018-07 on January 1, 2019 and the adoption had no material impact on the consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework — Changes to the Disclosure Requirements for Fair Value Measurement” (“ASU 2018-13”), which eliminates, adds and modifies certain disclosure requirements for fair value measurement. Under the guidance, public companies will be required to disclose the range and weighted average used to develop significant unobservable inputs for the changes in unrealized gains and losses included in other comprehensive income for recurring Level 3 fair value measurements. The amendments removed the disclosure requirements for transfers between Levels 1 and 2 of the fair value hierarchy, the policy for timing of transfers between levels of the fair value hierarchy and the valuation processes for Level 3 fair value measurements. The guidance is effective for all entities for fiscal years beginning after December 15, 2019 and for interim periods within those fiscal years, but entities are permitted to early adopt either the entire standard or only the provisions that eliminate or modify the requirements. The Group will adopt ASU 2018-13 on January 1, 2020, and does not expect the adoption to have material impact on the consolidated financial statements.

In December 2019, the FASB issued ASU 2019-12, Income Tax (Topic 740), Simplifying the Accounting for Income Taxes (“ASU 2019-12”), which simplifies the accounting for income taxes by eliminating certain exceptions to the guidance in Topic 740 related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. The guidance also simplifies aspects of the accounting for taxes partially based on income and the accounting for enacted changes in tax laws or rates and clarifies the accounting for transactions that result in a step-up in the tax basis of goodwill. The guidance is effective for public business entities for fiscal years and interim periods within those fiscal years, beginning after December 15, 2020. Early adoption is permitted, including adoption in an interim period. The Group is in the process of evaluating the impact of ASU 2019-12 on the consolidated financial statements.

In January 2020, the FASB issued ASU No. 2020-01, Clarifying the Interactions between Topic 321, Topic 323, and Topic 815. The ASU clarifies that if as a result of an observable transaction, an equity investment under the measurement alternative is transitioned into equity method and vice versa, an equity method investment is transitioned into measurement alternative, the investment is to be remeasured immediately before and after the transaction, respectively. The ASU also clarifies that certain forward contracts or purchased options to acquire equity securities that are not deemed to be derivatives or in-substance common stock will generally be measured using the fair value principles of ASC 321 before settlement or exercise, and that an entity should not be considering how it will account for the resulting investments upon eventual settlement or exercise. ASU No. 2020-01 is to be applied prospectively, effective January 1, 2021, with early adoption permitted in an interim period. The Group is in the process of evaluating the impact of ASU 2020-01 on the consolidated financial statements.

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

YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands)

3.      FAIR VALUE MEASUREMENTS (CONTINUED)

Fair Value Measurements (Continued)

Fund investments that do not have a readily determinable fair value invested in funds are valued using net asset value (“NAV”) that is based on the underlying investments of the fund in accordance with ASC 820-10-35-59. They are not categorized in the fair value hierarchy and are disclosed as a separate item.

Listed equity securities and listed corporate bonds that are actively traded are valued based on quoted prices from the exchanges and are categorized in level 1 of the fair value hierarchy.

Unlisted subordinated corporate bonds do not have a readily determinable fair value and are categorized in level 3 of the fair value hierarchy.

The following table presents the Group’s fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis.

Fair Value Measurements on a Recurring Basis

At December 31, 2019

	Level 1	Level 2	Level 3	Total
	RMB	RMB	RMB	RMB
Assets
Equity securities
- Listed equity securities	922,808	—	—	922,808
- Wealth management products	—	443,008	—	443,008
- Private equity funds measured at NAV*	—	—	—	184,596
Debt securities
- Listed corporate bonds	179,365	—	—	179,365
- Unlisted subordinated corporate bonds	—	—	30,000	30,000
Total	1,102,173	443,008	30,000	1,759,777

Liabilities
Other liabilities
- Payable to other investors of consolidated funds measured at NAV*	—	—	—	6,578
Amount due to related parties
- Payable to related parties of consolidated funds measured at NAV*	—	—	—	4,426
Total	—	—	—	11,004

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

* Financial assets and liabilities that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been categorized in the fair value hierarchy.

There were no transfers between level 1 and level 2 during the year.

Reconciliations of assets categorized within Level 3 under the fair value hierarchy are as follow:

Unlisted subordinated corporate bonds

Amounts
RMB
Balance at December 31, 2018	—
Purchases	30,000
Balance at December 31, 2019	30,000

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

	Total
At	carrying				Estimated
December 31, 2019	value	Level 1	Level 2	Level 3	fair value
	RMB	RMB	RMB	RMB	RMB
Assets
Cash	209,507	209,507	—	—	209,507
Entrusted bank balances held on behalf of customers	89,157	89,157	—	—	89,157
Deposits with clearing organizations	20,330	20,330	—	—	20,330
Reverse repurchase agreement	136,097	—	136,097	—	136,097
Other financial assets	347,295	—	347,295	—	347,295
Total	802,386	318,994	483,392	—	802,386
Liabilities
Other financial liabilities	121,130	—	121,130	—	121,130
Total	121,130	—	121,130	—	121,130

At	carrying				Estimated
December 31, 2018	value	Level 1	Level 2	Level 3	fair value
	RMB	RMB	RMB	RMB	RMB
Assets
Cash	257,789	257,789	—	—	257,789
Entrusted bank balances held on behalf of customers	73,226	73,226	—	—	73,226
Deposits with clearing organizations	34,215	34,215	—	—	34,215
Reverse repurchase agreement	533,699	—	533,699	—	533,699
Other financial assets	326,178	—	326,178	—	326,178
Total	1,225,107	365,230	859,877	—	1,225,107
Liabilities
Other financial liabilities	119,469	—	119,469	—	119,469
Total	119,469	—	119,469	—	119,469

YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands)

4.                  ACQUISITIONS

(1)             Acquisition of Fu Dong Group in 2018

On January 31, 2018, the Group acquired 100% of the shares of Fu Dong and its 90% owned subsidiary Xin Hui Tong (collectively, the ‘Fu Dong Group’). The operation results of Fu Dong Group have been included in the consolidated financial statements since the acquisition date. Fu Dong Group mainly engages in providing securities advisory services through its subsidiary Xin Hui Tong, in which it holds 90% of the equity interest. Xin Hui Tong holds the securities advisory license issued by China Securities Regulatory Commission. A cash consideration of RMB 75 million has been transferred to acquire the business. The following table summarizes the consideration paid for Fu Dong Group and the aggregate fair values of the assets acquired and liabilities assumed as of the date of acquisition.

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

YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands)

4.                  ACQUISITIONS (CONTINUED)

(2)             Acquisition of OTS Group in 2018

On December 4, 2018, the Group acquired 100% of the shares of OTS Cayman and its subsidiary (collectively, the ‘OTS Group’). The operation results of OTS Group have been included in the consolidated financial statements since the acquisition date. OTS Group mainly engages in providing asset management services through its wholly-owned subsidiary, OTS HK, a Type 4 (Advising on Securities) and Type 9 (Asset Management) licensed entity incorporated in Hong Kong. A cash consideration of RMB 6.8 million has been transferred to acquire the business. The following table summarizes the consideration paid for OTS Group and the aggregate fair values of the assets acquired and liabilities assumed as of the date of acquisition.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands)

4.                  ACQUISITIONS (CONTINUED)

(3)             Acquisition of Forthright Group in 2017

On December 29, 2017, the Group acquired 100% of the shares of Forthright Financial Holdings Company Limited and its subsidiaries (collectively, the “Forthright Group”) from one of the Company’s Founding Shareholders. The operation results of Forthright Group have been included in the consolidated financial statements since acquisition date. Forthright Group mainly engages in providing securities brokerage and advisory services through its wholly-owned subsidiary, Forthright Securities, a Type 1 and Type 4 licensed entity incorporated in Hong Kong. A cash consideration of RMB 12.81 million has been transferred to acquire the business. The following table summarizes the consideration paid for Forthright Group and the aggregate fair values of the assets acquired and liabilities assumed as of the date of acquisition.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands)

4.                  ACQUISITIONS (CONTINUED)

(4)             Acquisition of Sina Shi Jin (formerly known as Sina Cai Dao) in 2017

On July 31, 2017, the Group acquired 51% of the shares of Sina Shi Jin, formerly known as Sina Cai Dao. The operation results of Sina Shi Jin have been included in the consolidated financial statements since acquisition date. Sina Shi Jin mainly engages in providing securities advisory services and securities information platform services. A cash consideration of RMB 18.49 million has been transferred to acquire the business. The following table summarizes the consideration paid for Sina Shi Jin and the aggregate fair values of the assets acquired and liabilities assumed as of the date of acquisition.

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

YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands)

5.                            DECONSOLIDATION

In October, 2018, the Group fully disposed one of its wholly owned subsidiaries, Shanghai Tian Xi Information Technology Co., Ltd. (“Tian Xi”). Pursuant to the arrangement, the total cash consideration was RMB 9.6 million, which was fully received as at December 31, 2019. The Group realized a disposal gain of RMB 5.8 million in the consolidated statement of comprehensive income/(loss) for the year ended December 31, 2018.

In June, 2019, the Group fully disposed one of its wholly owned subsidiaries, Shanghai Xu Liang Culture Communication Co., Ltd. (“Xu Liang”). Pursuant to the arrangement, the total cash consideration was RMB 0.14 million, which was fully received as at December 31, 2019. The Group realized a disposal gain of RMB 6 thousand in the consolidated statement of comprehensive income/(loss) for the year ended December 31, 2019.

6.                            CASH

Cash represents cash on hand and bank deposits. To limit exposure to credit risk relating to bank deposits, the Group primarily places bank deposits with large financial institutions in the PRC with acceptable credit rating. As of December 31, 2018 and 2019, the Group had cash balances at four and three PRC individual financial institutions, respectively, that held cash balances in excess of 10% of the Group’s total cash balances. These bank deposits collectively accounted for approximately 79% and 70% of the Group’s total cash balances as of December 31, 2018 and 2019, respectively.

YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands)

7.                            ENTRUSTED BANK BALANCES HELD ON BEHALF OF CUSTOMERS

As of December 31, 2019, entrusted bank balances held on behalf of customers represent cash received from customers for purpose of buying or selling securities on their behalf in connection with Forthright’s securities brokerage business. The fund is deposited at designated entrusted bank accounts in seven large financial institutions in Hong Kong with acceptable credit rating.

8.                            INVESTMENT SECURITIES

	December 31,
	2018	2019	2019
	RMB	RMB	(Note2) USD
			Unaudited
Equity securities
- Listed equity securities	635,017	922,808	132,553
- Wealth management products	149,844	443,008	63,634
- Private equity funds	157,476	184,596	26,516
- Others	3,073	—	—
Debt Securities	—	209,365	30,073
Reverse repurchase agreements	533,699	136,097	19,549
Total	1,479,109	1,895,874	272,325

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

Other equity securities represent a non-interest bearing and non-secured corporate debenture which is only redeemable at the sole and absolute discretion of the issuer. The Group is not entitled to demand or call in or compel repayment of this corporate debenture. It is classified as an equity security without readily determinable fair value that does not qualify for the practical expedient to estimate fair value in accordance with ASC 820-10-35-59. No impairment or upward or downward adjustments is recorded as at December 31, 2019.

Debt securities represent listed corporate bonds and unlisted subordinated corporate bonds. The Group classifies its debt securities into either AFS investments or trading investments with unrealized gains and losses recognized in accumulated other comprehensive income and trading gains/(losses) respectively. Unlisted subordinated corporate bonds are classified as AFS investments and are measured at fair value. Unrealized holding gains and losses from fair value changes, net of the related tax effect, are excluded from earnings and are reported as a separate component of accumulated other comprehensive income until realized. No impairment loss is recorded as at December 31, 2019.

Reverse repurchase agreements represent reverse repurchase of Chinese government bonds that has an original maturity date of less than one month, which is recorded at amortized cost.

YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands)

8.                            INVESTMENT SECURITIES (CONTINUED)

		Gross
		unrealized
	Aggregate	holding gains/
At December 31, 2019	cost basis	(losses)	Aggregate fair value
	RMB	RMB	RMB	USD
				(Note2)
				Unaudited
Listed equity securities	893,707	29,101	922,808	132,553
Wealth management products	442,994	14	443,008	63,634
Private equity funds	149,236	35,360	184,596	26,516
Debt securities	208,441	924	209,365	30,073
Total	1,694,378	65,399	1,759,777	252,776

		Gross
		unrealized
	Aggregate	holding gains/
At December 31, 2018	cost basis	(losses)	Aggregate fair value
	RMB	RMB	RMB
Listed equity securities	656,154	(21,137)	635,017
Wealth management products	149,538	306	149,844
Private equity funds	148,100	9,376	157,476
Total	953,792	(11,455)	942,337

9.                            EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Equipment and leasehold improvements consist of the following:

	December 31,
	2018	2019	2019
	RMB	RMB	(Note2) USD
			Unaudited
Electronic equipment	41,067	46,241	6,642
Office equipment	4,163	4,240	609
Motor vehicles	2,857	2,588	372
Leasehold improvements	43,837	45,163	6,487
Total equipment and leasehold improvements	91,924	98,232	14,110
Less: accumulated depreciation	(67,608)	(84,388)	(12,121)
Equipment and leasehold improvements, net	24,316	13,844	1,989

YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands)

10.       ACCOUNTS RECEIVABLE

	December 31,
	2018	2019	2019
	RMB	RMB	(Note2) USD
			Unaudited
Fee and commission receivable	81,703	110,157	15,823
Receivables from other brokers and clients	98,527	54,234	7,790
Total	180,230	164,391	23,613

As of December 31, 2018 and 2019, receivables from other brokers and clients are related to the overseas securities brokerage service provided by Forthright Group.

11.                     OTHER ASSETS

Other assets consist of the following:

	December 31,
	2018	2019	2019
	RMB	RMB	(Note2) USD
			Unaudited
Prepayment to suppliers	12,143	55,412	7,959
Silver products and raw silver	428	247	36
VAT refund receivable	11,769	1,150	165
Expense advance to employees	998	1,489	214
Receivables related to subsidiaries disposal	9,620	—	—
Staff loan	49,800	53,851	7,735
Deposit and others	70,890	113,153	16,254
Total	155,648	225,302	32,363

As of December 31, 2018, receivables related to subsidiaries disposal are the outstanding balances of disposal consideration in connection with the disposal of subsidiaries as mentioned in Note 5 — Deconsolidation. This amount has been fully received in 2019. As of December 31, 2019, no outstanding balance relates to subsidiaries disposal.

As of December 31, 2018 and 2019, the balance of staff loan relates to staff benefit plan under which non-interest bearing staff loans are granted to the Group’s staff for house purchase.

YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands)

12.                     OTHER LIABILITIES

Other liabilities consist of the following:

	December 31,
	2018	2019	2019
	RMB	RMB	(Note2) USD
			Unaudited
Non-income-based taxes and surcharges payable	37,869	52,060	7,478
Deferred revenue	88,098	117,110	16,822
Accrued offering costs	842	842	121
Payable to other investors of consolidated funds	12,745	6,578	945
Accrued expenses and others	4,838	5,293	760
Total	144,392	181,883	26,126

YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands)

13.                     GOODWILL

Goodwill consists of the following:

	December 31,
	2018	2019	2019
	RMB	RMB	(Note2) USD
			Unaudited
Balance as of January 1	1,096,972	637,147	91,520
Gross goodwill	1,096,972	1,142,147	164,059
Accumulated impairment losses	—	(505,000)	(72,539)
Net goodwill as of January 1	1,096,972	637,147	91,520

Goodwill acquired during the year	45,206	—	—
Goodwill disposed during the year	(74)	—	—
Foreign exchange difference	43	688	99
Impairment loss	(505,000)	—	—

Balance as of December 31	637,147	637,835	91,619
Gross goodwill	1,142,147	1,142,835	164,158
Accumulated impairment losses	(505,000)	(505,000)	(72,539)
Net goodwill as of December 31	637,147	637,835	91,619

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

For the Gold Master reporting unit, the Group first qualitatively assessed whether it was more likely than not that the fair values of the reporting segments were less than their carrying amounts and concluded that further impairment testing is necessary. The Group then performed the first step of the two-step impairment testing, where the fair value of the reporting unit of Gold Master was compared with its carrying amount. Gold Master estimated the fair values using the income approach considering factors that included expected future cash flows, growth rates and discount rates. In the fourth quarter of 2018, the Group recognized a RMB 505 million impairment loss for goodwill relating to the acquisition of Gold Master, primarily due to (1) the operational performance of Gold Master has failed to meet its earnings forecast and the profit outlook being uncertain; (2) less fluctuation on gold price and the deterioration of the macro market environment, based on which management determined that, these conditions had a material adverse impact on Gold Master’s ability to generate revenues and net income from trading commissions.

In 2019, the Group had performed a qualitative assessment for the reporting unit of Gold Master. The Group evaluated all relevant events and circumstances, including macroeconomic conditions, industry and market considerations, overall financial performance of Gold Master, and other relevant events. The Group weighed all factors in their entirety and concluded that it was not more-likely-than-not the fair value of the reporting unit of Gold Master was less than its carrying amount, and further impairment testing on goodwill was unnecessary as of December 31, 2019.

For the other reporting units, management performed qualitative assessments and concluded that it was not more-likely-than-not the fair value of these reporting units were less than its carrying amount, and further impairment testing on goodwill were unnecessary as of December 31, 2019.

YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands)

14.                     INTANGIBLE ASSETS

	December 31, 2019
	Weighted average amortization period	Gross carrying amount	Accumulated amortization	Impairment loss	Net carrying amount

Amortizing intangible assets:
Customer list	6 years	239,309	(111,677)	(78,000)	49,632
Trademark	10 years	150,637	(42,908)	(56,000)	51,729
Acquired software	10 years	17,429	(6,326)	—	11,103
Subtotal		407,375	(160,911)	(134,000)	112,464

Indefinite-lived intangible assets:
Operating Licenses and Trading Rights		190,149	—	—	190,149
Subtotal		190,149	—	—	190,149

Total intangible assets (RMB)		597,524	(160,911)	(134,000)	302,613

Total intangible assets (USD) unaudited		85,829	(23,113)	(19,248)	43,468

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

Aggregate amortization expense for amortizing intangible assets was RMB 56.55 million, RMB 56.52 million and RMB 28.05 million for the years ended December 31, 2017, 2018 and 2019, respectively. Estimated amortization expense for the next five years is: RMB 28.39 million in 2020, RMB 28.39 million in 2021, RMB 22.17 million in 2022, RMB 9.73 million in 2023, and RMB 9.56 million in 2024.

Separately identifiable intangible assets that have determinable lives continue to be amortized and consist primarily of customer list, trademark and acquired software as of December 31, 2019. The Company amortizes intangible assets on a straight-line basis over their estimated useful lives, which is six to ten years. The estimated life of amortized intangibles is reassessed if circumstances occur that indicate the life has changed. Other intangible assets that have indefinite useful life mainly include licenses as of December 31, 2018 and 2019. The Company evaluates indefinite-lived intangible assets each reporting period to determine whether events and circumstances continue to support an indefinite useful life. If an intangible asset that is not being amortized is subsequently determined to have a finite useful life, the asset is tested for impairment.

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

No impairment loss on intangible assets was recognised as at December 31, 2019.

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

The Group recognised a gain from investments of RMB 114 thousand in the consolidated statement of comprehensive income/(loss) for the year ended December 31, 2019.

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

In 2019, 11,833,340 ordinary shares were issued and RMB 4.87 million were recognized as additional paid-in capital due to the exercise of stock options and RSUs.

YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands)

17.                     TREASURY STOCK

On May 29, 2018 and May 30, 2019, the Company’s Board of Directors authorized a share repurchase program, under which the Company is authorized to purchase up to USD 30 million and USD 20 million worth of its outstanding American depositary shares (“ADSs”) over the following 12 months. As of December 31, 2018 and 2019, approximately 39.12 million and 48.82 million ordinary shares were repurchased for approximately RMB 111.17 million and RMB 129.76 million in cash. ADSs repurchased during 2018 and 2019 was approximately 27.79 million and 9.70 million ordinary shares for cash consideration of RMB 74.20 million and RMB 18.59 million respectively.

The Company’s proposed repurchases may be made from time to time on the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means depending on market conditions and other factors as well as subject to relevant rules under United States securities regulations.

As of December 31, 2018, all treasury stock repurchased were no longer outstanding and pending for cancellation and were included as treasury stock.

As of December 31, 2019, 48.05 million ordinary shares of treasury stock have been cancelled, 0.76 million ordinary shares of treasury stock repurchased are no longer outstanding and pending for cancellation and are included as treasury stock.

18.                     DIVIDEND DISTRIBUTION

On March 9, 2018, the Board of Directors approved an annual dividend distribution of USD 0.02 per ordinary share to shareholders of record as of the close of business on March 27, 2018, representing RMB 177.50 million in total, and was paid out of the Company’s capital premium account in April, 2018.

The Group did not declare a dividend distribution in 2019.

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

	December 31,
	2018	2019	2019
	RMB	RMB	(Note2) USD
			Unaudited

PRC statutory reserve	171,090	196,159	28,176
Unreserved retained earnings	481,597	542,208	77,884

Total retained earnings	652,687	738,367	106,060

As of December 31, 2019, Gold Master Network, Qian Du, Qian Qi, Qian Jing, Min Qing, Chun Xin, Yintech Investment, Yin Sai have reached such maximum reserve amount and therefore stopped appropriation, while other PRC entities have not yet reached their respective maximum reserve amount.

YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands)

20.                     ACCUMULATED OTHER COMPREHENSIVE INCOME

		Unrealized gain on available-for-sale investments
	Foreign currency translation adjustment	Before tax amount	Income tax (expense) or benefit	Net-of-tax amount	Total
	RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2017	43,937	—	—	—	43,937

Other comprehensive income/(loss) before reclassification	(18,714)	37,277	(7,283)	29,994	11,280
Amounts reclassified from accumulated other comprehensive income/(loss)	—	(38,392)	7,598	(30,794)	(30,794)
Balance at December 31, 2017	25,223	(1,115)	315	(800)	24,423

Cumulative effect of adoption of ASU 2016-01	—	1,115	(315)	800	800
Other comprehensive income/(loss) before reclassification	22,538	—	—	—	22,538
Amounts reclassified from accumulated other comprehensive income/(loss)	—	—	—	—	—
Balance at December 31, 2018	47,761	—	—	—	47,761

Other comprehensive income/(loss) before reclassification	2,348	1,008	252	756	3,104
Amounts reclassified from accumulated other comprehensive income/(loss)	—	—	—	—	—
Balance at December 31, 2019	50,109	1,008	252	756	50,865

Balance at December 31, 2019 in USD (Note2) (unaudited)	7,198	145	36	109	7,306

The amounts reclassified out of accumulated other comprehensive income represent realized gains on the available-for-sale investments upon their sales prior to the adoption of ASU 2016-01, which were then recorded in “Trading gains / (losses), net” in the consolidated statements of comprehensive income/(loss).

YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands)

21.                     NON-CONTROLLING INTERESTS

	December 31,
	2018	2019	2019
	RMB	RMB	(Note2)USD
			Unaudited

Sina Shi Jin	96,974	141,762	20,363
Bo Zhong	3,449	4,181	601
Xin Hui Tong	7,308	6,953	999

Total	107,731	152,896	21,963

Non-controlling interests related to Sina Shi Jin, Bo Zhong and Xin Hui Tong, mainly represent the original investment, cumulative results of operations and changes in equity (deficit) attributable to non-controlling shareholders. Sina Shi Jin, Bo Zhong and Xin Hui Tong were acquired on May 31, 2017, July 31, 2017 and January 31, 2018 respectively (Note 4 Acquisitions).

22.                     LEASE

The Group has several non-cancellable operating leases, primarily for office premises that expire over the next five years. The Group does not enter into any finance leases or leases where the Group is a lessor. These leases generally do not contain renewal options for periods ranging from two to five years. Such options are accounted for only when it is reasonably certain that the Group will exercise the options. The Group’s leases generally do not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contracts represents fixed payments.

The components of lease cost for the year ended December 31, 2019 include:

	Year ended December 31,
	2019	2019
	RMB	(Note2)USD Unaudited
Operating lease cost	48,834	7,015
Short-term lease cost	14,795	2,125
Total lease cost	63,629	9,140

Amounts reported in the consolidated balance sheet as of December 31, 2019 include:

	December 31,
	2019	2019
	RMB	(Note2)USD Unaudited
Operating lease:
Operating lease ROU assets	34,476	4,952
Operating lease liabilities	30,846	4,431

Other information related to leases as of December 31, 2019 includes:

Supplemental cash flow information

	Year ended December 31,
	2019	2019
	RMB	(Note2)USD Unaudited

Operating cash flow from operating and short-term leases	67,259	9,661
ROU assets obtained in exchange for lease liability*	101,466	14,575
Reduction of ROU assets due to modification in lease term	(16,719)	(2,401)

Lease Term and Discount Rate

December 31,
2019

Weighted average remaining lease term	1.56 years
Weighted average discount rate	4.67%

*Amounts disclosed for ROU assets obtained in exchange for lease obligations include amounts added to the carrying amount of ROU assets resulting from lease modifications and reassessments.

Maturities of lease liabilities under non-cancellable leases as of December 31, 2019 are as follows:

RMB
Year ending December 31
2020	24,124
2021	4,343
2022	1,217
2023	1,217
2024 and thereafter	1,217
Total undiscounted lease payments	32,118
Less: imputed interest	(1,272)
Total lease liabilities	30,846

The Group’s leases are for the office premises. Future minimum lease payments under non-cancellable operating leases agreements as of December 31, 2018 are as follows. The Group’s leases do not contain any contingent rent payment terms.

RMB
Year ending December 31
2019	53,582
2020	22,193
2021	18,792
2022	4,962
2023	5,034
2024 and thereafter	5,479
Total	110,042

Rental expenses incurred under operating leases were RMB 78.01 million and RMB 67.87 million for the years ended December 31, 2017 and 2018, respectively. Operating lease cost for the year ended December 31, 2019 was RMB 48.83 million, which excluded cost of short-term contracts. Short term lease cost for the year ended December 31, 2019 was RMB 14.80 million.

YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands)

23.                     COMMISSIONS AND FEES

	Year ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	(Note2) USD
				Unaudited
Spread fees	274,630	—	—	—
Trading commissions, net	1,875,740	604,375	881,367	126,600
Overnight fees, net	27,501	—	—	—
Securities advisory fee	20,704	285,086	427,134	61,354
Securities brokerage fee	—	50,404	88,349	12,691
Asset management fee	—	2,003	2,725	391
Total	2,198,575	941,868	1,399,575	201,036

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

Cash rebates are offered to customers on the trading commission and overnight fees. The cash rebates are determined by the Group on an individual customer basis and paid monthly. The rebates are deducted from the gross trading commission or overnight fees. Total customer rebates recognized during the years ended December 31, 2017, 2018 and 2019 were RMB 108.83 million in 2017 and nil thereafter, respectively.

Starting from June 2017, no more trading commissions, spread fees and overnight fees were generated from the Group’s operation in Tianjin and Guangdong Exchanges, and cash rebates was suspended from October 2017.

YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands)

24.                     TRADING GAINS / (LOSSES)

Trading gains / (losses) consists of realized and unrealized gains and losses from exchange-traded spot commodity contracts with customers and special members, commodity futures contracts, risk and return transfer agreements with third party fund, the realized gain from trading of physical commodities, realized and unrealized gains and losses from equity securities investments pursuant to the adoption of ASU 2016-01, and realized gains and losses from the sale of AFS investments prior to the adoption of ASU 2016-01, all presented on a net basis.

Pursuant to the risk and return transfer agreements, the Group’s gains / (losses) arising from exchange-traded spot commodity contracts with customers were transferred to, and absorbed by the third party fund during the contract periods. Fair value movements on the risk and reward transfer agreement were recognised as trading gains / (losses). Settlements were made on a monthly basis.

The following table presents trading gains / (losses) for the years ended December 31:

	Year ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	(Note2) USD
				Unaudited
Spot commodity contracts	(133,116)	—	—	—
Risk and return transfer arrangement	134,678	—	—	—
Commodity futures contracts	753	—	—	—
Trading of physical commodities	(152)	—	—	—
Income from investment securities	38,391	34,103	207,743	29,841
Income from equity method investment	—	230	114	16
Total	40,554	34,333	207,857	29,857

25.                     OTHER REVENUES

	Year ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	(Note2) USD
				Unaudited
Gain on disposal of subsidiaries	87,217	5,754	6	1
VAT refund	33,523	4,635	3,885	558
Sales of silver products	13,546	15	—	—
Sales of application services	6,475	55,513	26,173	3,760
Government grants and others	63,650	34,498	19,309	2,773
Total	204,411	100,415	49,373	7,092

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

During the year ended December 31, 2017, 2018 and 2019, the Group recognized VAT refund of RMB 33.52 million, RMB 4.64 million and RMB 3.89 million, respectively, based on the VAT preferential policy issued by the State Administration of Tax. VAT refund is recoginized when there is resonable assurance that they will be received and amounts can be reasonably estimated. VAT refund is first recorded to offset the corresponding cost recognized by the Group, any excess refund is recognized in other revenue. The outstanding VAT refund receivable is RMB 7.69 million, RMB 11.77 million and RMB 1.15 million as at December 31, 2017, 2018 and 2019, respectively.

During the year ended December 31, 2017, 2018 and 2019, the group recoginzed application service revenue of RMB 6.48 million, RMB 55.51 million and RMB 26.17 million, respectively. Sales of application services comprise the sales of a license subscription bundled with customer support service during the license period. Revenue from sales of application services are amortized over the term of the arrangement.

In 2017, the Group disposed eight subsidiaries, including Sheng Ding, Da Xiang Ping Tai, Tian Jin Da Xiang, Da Xiang Shun Yi, Rong Jin Hui Yin, Jin Xiang Yin Rui, Yin Ru Yi and Yin Tian Xia Products, to third parties. The Group realized a disposal gain of RMB 87.22 million in total.

In 2018, the Group disposed one subsidiary, Tian Xi, to a former management personnel of the Group. The Group realized a disposal gain of RMB 5.75 million.

In 2019, the Group disposed one subsidiary, Xu Liang, to a former management personnel of the Group. The Group realized a disposal gain of RMB 6 thousand. No outstanding receivables relating to disposal of subsidiaries as at December 31, 2019.

26.                     ADVERTISING AND PROMOTION

Advertising and promotion consists of market promotion cost and sales agent cost paid to third party companies.

	Year ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	(Note2) USD
				Unaudited
Advertising expenses	317,843	199,368	279,691	40,175
Sales agent expenses	107,022	23,897	60,064	8,628
Total	424,865	223,265	339,755	48,803

The sales agent expenses are related to fees which paid by Hao Miao, Gold Master, Forthright International, Die Xiao, Yuan Shi, Jin Shou Zhi and Qian Shi to external sales agent companies for their customer development services on the Gold Exchanges and the Futures Commodity Exchanges.

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

United States

The Company’s subsidiary incorporated in the United States is subject to income tax charges calculated on the basis of the tax laws enacted.

New Zealand

The Company’s subsidiary incorporated in New Zealand is subject to income tax at 28% on the basis of the tax laws enacted.

YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands)

27.                     INCOME TAXES (CONTINUED)

Pretax income/(loss) consists of the following for the years ended 31 December:

	Year ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	(Note2) USD
				Unaudited
PRC	648,922	(887,837)	200,263	28,765
Cayman	(8,218)	(5,677)	(6,671)	(958)
Hong Kong	(2,348)	20,129	33,865	4,864
United States	(1,814)	636	(6,394)	(918)
New Zealand	—	389	37,430	5,376
Total income/(loss) before income taxes	636,542	(872,360)	258,493	37,129

The pre-tax income/(losses) from non-PRC entities consist primarily of trading commissions, interest income/(losses) and administration expenses.

Income tax expense consists of the following for the years ended 31 December:

	Year ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	(Note2) USD
				Unaudited
Current tax expense:
PRC	134,350	62,196	67,789	9,737
Hong Kong	—	—	7,386	1,061
New Zealand	—	624	9,964	1,431
Deferred tax (benefit)/expense:
PRC	35,206	(61,108)	42,012	6,035
Hong Kong	—	(684)	774	111
Total income tax expense	169,556	1,028	127,925	18,375

	Year ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	(Note2) USD
				Unaudited
Current tax expense	134,350	62,820	85,139	12,229
Deferred tax (benefit)/expense	35,206	(61,792)	42,786	6,146
Total income tax expense	169,556	1,028	127,925	18,375

The reconciliation between the actual income tax expense and income tax computed by applying the PRC Corporate Income Tax rate of 25% to income before income taxes for the years ended December 31 is as follows:

		Year ended December 31,
	Note	2017	2018	2019	2019
		RMB	RMB	RMB	(Note2) USD
					Unaudited
Income taxes at PRC statutory income tax rate of 25%		159,136	(218,090)	64,623	9,283
Differential tax rates for non-PRC entities		2,053	(439)	(39)	(6)
Preferential income tax rate inside the PRC	(i)	(127,602)	(6,896)	3,120	448
Change in the beginning-of-the-year balance of the valuation allowance due to a change in judgment about the realizability of deferred tax assets in future years		55,541	20,811	1,815	261
Current year change of valuation allowance on deferred tax assets		27,757	81,907	65,024	9,340
Distribution tax on PRC earnings		30,000	—	12,000	1,724
Non-deductible share-based compensation expense		42,429	6,748	6,466	929
Non-deductible bonus expense paid out of trust funds		—	—	6,483	931
Tax savings from additional deductions on certain research and development expenses	(ii)	(8,117)	(18,386)	(24,757)	(3,556)
(Non-taxable)/taxable gain on disposal of subsidiaries		(8,869)	541	—	—
Non-deductible loss on goodwill impairment		—	126,250	—	—
Interest on unrecognized tax benefits		—	4,267	12,369	1,777
Tax-exempt income		—	—	(36,504)	(5,243)
Change of tax rate impact		—	—	9,028	1,297
Distribution tax on VIE earnings		—	—	4,745	682
Other, net		(2,772)	4,315	3,552	508
Reported income taxes		169,556	1,028	127,925	18,375
Effective tax rate		27%	-0.1%	49%	49%

YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands)

27.                     INCOME TAXES (CONTINUED)

(i)                                     Yin Sai was granted the qualification of an “eligible high-tech enterprise” in 2019 which retroactively entitles Yin Sai to a preferential tax rate of 15% for years ended December 31, 2018 to 2020, as long as it continues meeting the related requirements. Yin He You was granted the “qualified software enterprise” status in 2016 and is eligible for an income tax exemption for the year ended December 31, 2016, and is entitled to a 50 percent reduction of income tax rate for the years ended December 31, 2017 to 2019, as long as it continues meeting the related requirements. Gold Master Network was granted the “qualified software enterprise” status in 2016 and is eligible for an income tax exemption for the years ended December 31, 2016 and 2017, and is entitled to a 50 percent reduction of income tax rate for the years ended December 31, 2018 to 2020, as long as it continues meeting the related requirements. Yi Shi was granted the “qualified software enterprise” status in 2019 and is eligible for an income tax exemption for the years ended December 31, 2019 and 2020, and is entitled to a 50 percent reduction of income tax rate for the years ended December 31, 2021 to 2023, as long as it continues meeting the related requirements. Per share impact of such tax holiday is RMB 0.09, RMB 0.00 and RMB 0.00 for the years ended December 31, 2017, 2018 and 2019, respectively.

(ii)                                  This amount represents tax incentives relating to the research and development expenses of certain operating subsidiaries in the PRC, which enables the claim of an additional tax deduction of the qualified research and development expenses incurred. Prior to 2018, the tax incentive percentage was 50%. Starting from 2018 until the end of 2020, the percentage is 75%.

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

YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands)

27.   INCOME TAXES (CONTINUED)

Significant components of the Group’s deferred tax assets/ (liabilities) are presented below:

	Year ended December 31,
	2018	2019	2019
	RMB	RMB	(Note2) USD
			Unaudited
Net operating loss carryforwards	61,877	101,166	14,532
Accrued social insurance	21,379	31,646	4,546
Advertising expense carryforwards	21,316	47,561	6,832
Deferred revenue	22,557	29,810	4,282
Impairment allowance of accounts receivable	3,527	3,527	507
Operating lease liabilities	—	7,559	1,086
Provision	—	344	49
Intangible assets	20,640	21,201	3,045
Unrealized loss on investment securities	4,745	—	—
Prepayments relating to operating lease	—	871	125
Total deferred tax assets	156,041	243,685	35,004
Less: Valuation allowance	(124,726)	(191,564)	(27,517)
Deferred tax assets, net of valuation allowance	31,315	52,121	7,487
Undistributed earnings of PRC entities	—	(12,000)	(1,724)
Intangible assets	(76,006)	(69,414)	(9,971)
Investment securities	—	(43,211)	(6,207)
Operating lease right-of-use assets	—	(8,432)	(1,211)
Undistributed earnings of VIE	—	(4,745)	(682)
Equipment and leasehold improvements	(3,688)	(5,582)	(801)
Total deferred tax liabilities	(79,694)	(143,384)	(20,596)
Deferred tax assets, net	31,239	27,206	3,908
Deferred tax liabilities, net	(79,618)	(118,469)	(17,017)

The valuation allowance for deferred tax assets as of January 1, 2018 and 2019 is 16.49 million and RMB 124.73 million, respectively. The net change in the total valuation allowance was an increase of RMB 66.83 million in 2019. The valuation allowance as of December 31, 2018 and 2019 was RMB 124.73 million and RMB 191.56 million respectively, which primarily related to net operating loss carryforwards, accrued social insurance, advertising expense carryforwards and deferred revenue that, in the judgment of management, are not more-likely than-not to be realized.

YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

27.                     INCOME TAXES (CONTINUED)

As at December 31, 2018, the Group has a net operating loss carryforwards and advertising expense carryforwards for PRC income tax purpose of RMB 251.33 million and RMB 85.26 million, respectively. As at December 31, 2019, the Group has net operating loss carryforwards and advertising expense carryforwards for PRC income tax purpose of RMB 425.54 million and RMB 190.24 million, respectively. Net operating loss carryforwards will expire between 2020 and 2024. Advertising expense carryforwards can be carried forward indefinitely.

The tax effect of the increase in all operating loss carryforwards for which a benefit was recognized for the years ended December 31, 2017, 2018 and 2019 were RMB 20.84 million, RMB 2.21 million and RMB 7.28 million, respectively. The tax benefit from utilization of operating loss carryforwards for which valuation allowance was recognized in prior years is RMB 8.5 million and 15.25 million for the years ended December 31, 2018 and 2019, respectively.

At December 31, 2017, 2018 and 2019, the Group had unrecognized tax benefits of nil, RMB 40.07 million and RMB 116.56 million, respectively. The unrecognized tax benefits pertain to income recognition under PRC’s tax laws and expense adjustments. The amount of unrecognized tax benefits which would have an impact on the Group’s effective tax rate are nil, RMB 40.07 million and RMB 79.44 million as at December 31, 2017, 2018 and 2019, respectively.

No interest related to unrecognized tax benefit was accrued in 2017 due to the disposal of relevant subsidiaries. As of December 31, 2018 and 2019, interest on unrecognized tax benefits was RMB 4.27 million and RMB 16.64 million respectively, which was recorded as part of the income tax payable in the consolidated financial statements. For the year ended December 31, 2018 and 2019, interest expense recognised in relation to unrecognised tax benefits was RMB 4.27 million and RMB 12.37 million respectively, which was recorded under income tax expense in the consolidated statements of comprehensive income/(loss).

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

RMB
Balance at December 31, 2017	—
Increase based on tax positions taken in the prior year	40,067
Balance at December 31, 2018	40,067
Increase based on tax positions taken in the prior year	39,371
Increase based on tax positions expected to be taken in current year	37,118
Balance at December 31, 2019	116,556

The Group’s only major jurisdiction is China where tax returns generally remain open and subject to examination by tax authorities for tax years 2013 onwards.

As of December 31, 2019, the group recognized a deferred a tax liability of RMB 10 million and RMB 2 million for the expected earnings distribution of RMB 100 million and RMB 40 million based on the withholding tax rate of 10% and 5% respectively. After setting aside the expected distribution of RMB 140 million, the gross remaining balance of undistributed earnings from the foreign subsidiaries is approximately RMB 1.3 billion. The Group has not recognized a deferred tax liability for this temporary difference as it is indefinitely reinvested. The unrecognized deferred tax liability is approximately RMB 131.85 million as of December 31, 2019. If future changes in the business environment cause the Group to change its plan to such that some or all of the undistributed earnings are remitted, such temporary difference would become taxable.

YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands)

28.                     EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share for the years ended December 31, 2017, 2018 and 2019.

	Year ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	(Note2) USD
				Unaudited
Net Income/(loss) attributable to Yintech	480,664	(863,038)	85,680	12,306

Basic weighted average number of ordinary shares outstanding	1,398,435,985	1,435,146,878	1,456,317,224	1,456,317,224

Effect of dilutive share options and RSUs	47,760,075	19,116,441	48,690,965	48,690,965

Dilutive weighted average number of ordinary shares *	1,446,196,060	1,435,146,878	1,505,008,189	1,505,008,189

Basic earnings/(losses) per share	0.34	(0.60)	0.06	0.01

Diluted earnings/(losses) per share *	0.33	(0.60)	0.06	0.01

* Effect of dilutive share options and RSUs were excluded from the computation of dilutive earnings per share because their inclusion would have been anti-dilutive.

YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands)

29.                     EQUITY SETTLED SHARE-BASED TRANSACTIONS

(a)         Stock option

In 2017, 2018 and 2019, Yintech granted a total of 10,000,000, 1,800,000 and nil, respectively, stock option to certain directors, eligible person and employees. The stock options are vested during the vesting period. Upon vesting, each stock option shall be entitled to the purchase of one ordinary share in the share capital of Yintech before it lapses.

Stock option activity during the periods indicated is as follows:

			Weighted
		Weighted	average
		average	remaining	Aggregate
	Number	exercise	contractual	intrinsic
	of options	price	term	value
		USD		RMB
Balance at January 1, 2017	123,400,854	0.370	5.38	385,869
Granted	10,000,000	0.500	—	—
Exercised	(30,751,280)	0.175	—	—
Forfeited	(1,020,914)	0.213	—	—
Expired	—	—	—	—
Balance at December 31, 2017	101,628,660	0.361	4.49	77,496

Exercisable at December 31, 2017	40,004,140	0.292	3.41	30,505

Balance at January 1, 2018	101,628,660	0.361	4.49	77,496
Granted	1,800,000	0.500	—	—
Exercised	(18,594,040)	0.163	—	—
Forfeited	(10,347,980)	0.476	—	—
Expired	—	—	—	—
Balance at December 31, 2018	74,486,640	0.394	3.40	40,593

Exercisable at December 31, 2018	44,886,800	0.352	3.30	31,353

Balance at January 1, 2019	74,486,640	0.394	3.40	40,593
Granted	—	—	—	—
Exercised	(4,366,240)	0.163	—	—
Forfeited	(1,266,700)	0.500	—	—
Expired	—	—	—	—
Balance at December 31, 2019	68,853,700	0.410	2.41	28,439

Exercisable at December 31, 2019	57,978,720	0.393	2.80	27,733

The weighted average grant date fair value of options granted during the years ended December 31, 2017, 2018 and 2019 was RMB 8.29 million, RMB 1.15 million and nil, respectively.

YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands)

29.                     EQUITY SETTLED SHARE-BASED TRANSACTIONS (CONTINUED)

(a)         Stock option (Continued)

As of December 31, 2017, 2018 and 2019, there was RMB 31.57 million, RMB 6.78 million and RMB 0.72 million of total unrecognized compensation cost related to unvested stock options. That cost is expected to be recognized over a weighted average period of 1.12 years. During the years 2017, 2018 and 2019, compensation cost recognized in earnings in relation to stock options are RMB 78.12 million, RMB 24.69 million and RMB 5.93 million, respectively. No income tax benefit was recognized related to the stock options.

Fair value of share options and assumptions

The estimate of the fair value of the share options granted is measured based on a binomial lattice model. The contractual life of the share option is used as an input into this model. Expectations and staff turnover rate are incorporated into the binomial lattice model.

	2017	2018	2019

Expected volatility (expressed as weighted average volatility)	47.23%	48.19%	—
Option life	5.64-9.32	5.53-6.53	—
Expected dividends	4.30%	4.27%	—
Risk-free interest rate	1.78%-2.10%	2.81%-2.85%	—

In 2017 and 2018, historical volatility of Yintech was used as Yintech was listed in NASDAQ. Expected dividends were based on Yintech’s average dividend yield. Risk-free interest rate is based on US Treasury zero-coupon issues with maturity terms similar to the expected term on the stock-based awards. Changes in the subjective input assumptions could materially affect the fair value estimate.

In 2019, Yintech did not grant any stock options.

Share options were granted under a service condition. This condition has not been taken into account in the grant date fair value measurement of the services received. There was no market conditions associated with the share option grants.

(b)         Restricted share units

In 2017, 2018 and 2019, Yintech granted a total of 39,877,700, 463,580 and 10,948,660 RSUs, respectively, to certain directors, eligible person and employees. The RSUs are vested during the vesting period, subject to the fulfillment of certain operational and/or financial performance targets as set by the Board, if any, that are probable of being met. Upon vesting, each RSU shall be entitled to the transfer or issue of one ordinary share in the share capital of Yintech.

YINTECH INVESTMENT HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands)

29.                     EQUITY SETTLED SHARE-BASED TRANSACTIONS (CONTINUED)

(b)         Restricted share units (Continued)

		Weighted
		average
		remaining	Aggregate
	Number	contractual	intrinsic
	of units	term	value
			RMB
Balance at January 1, 2017	7,688,524	1.16	43,773
Granted	39,877,700	—	—
Vested	(37,631,880)	—	—
Forfeited	(916,264)	—	—
Balance at December 31, 2017	9,018,080	2.00	28,046

Balance at January 1, 2018	9,018,080	2.00	28,046
Granted	463,580	—	—
Vested	(2,716,500)	—	—
Forfeited	(3,164,778)	—	—
Balance at December 31, 2018	3,600,382	1.60	7,550

Balance at January 1, 2019	3,600,382	1.60	7,550
Granted	10,948,660	—	—
Vested	(9,353,780)	—	—
Forfeited	(3,739,442)	—	—
Balance at December 31, 2019	1,455,820	1.19	2,589

The weighted average grant date fair value of RSUs granted during the years ended December 31, 2017, 2018 and 2019 was RMB 49.21 million, RMB 0.66 million and RMB 4.48 million, respectively. As of December 31, 2017, 2018 and 2019, there was RMB 11.41 million, RMB 2.22 million and RMB 1.53 million, respectively, of total unrecognized compensation cost related to unvested RSUs. That cost is expected to be recognized over a weighted average period of 1.27 years. In 2017, 2018 and 2019, compensation cost recognized in earnings in relation to RSUs is RMB 91.60 million, RMB 2.41 million and RMB 20.34 million, respectively. No income tax benefit was recognized related to the restricted share units.

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

As at December 31, 2018, the Group did not hold any amounts in fund investments managed by Chun Da.

As at December 31, 2019, the Group held RMB 3.77 million (net of fair value loss) in fund investments managed by Chun Da that were not consolidated into the Group’s consolidated financial statements. Chun Da is a wholly owned subsidiary within the Group which primarily provides asset management services.

(d)         Loan to Group’s management personnel

On July 1, 2018, the Group approved a staff benefit plan in the form of staff loan. The plan provides non-interest bearing staff loans for house purchase. As at December 31, 2018, the Group has granted RMB 5 million to a Group’s management personnel. This amount has been fully received as at December 31, 2019.

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

(f)           Chun Da fund investments held by Group’s management personnel

As at December 31, 2019, the Group has amount due to related parties of RMB 4.43 million, which represents Chun Da fund investments held by management personnel.

31.  SEGMENT INFORMATION

The Group’s chief operating decision maker has been identified as the Chief Executive Officer who reviews the consolidated results of operation when making decisions about allocating resources and assessing performance of the Group. The Group operates and manages its business as a single segment.

Substantially all of the Group’s revenue for the years ended December 31, 2017, 2018 and 2019 were originated from the PRC.

As of December 31, 2018 and 2019, respectively, substantially all of long-lived assets of the Group were located in the PRC.

32.                     SUBSEQUENT EVENTS

Management has considered subsequent events through April 27, 2020, which was the date these consolidated financial statements were issued.

(a)         Cash dividends to shareholders

On March 16, 2020, upon the approval of the Company’s Board of Directors, the Company declared an annual dividend of USD 0.3 per ADS to shareholders of record as of the close of business on March 31, 2020.

(b)         Covid-19

In December 2019, a novel strain of coronavirus (COVID-19) was reported to have surfaced in Wuhan, PRC. On March 11, 2020, the World Health Organization declared COVID-19 a global pandemic. The COVID-19 outbreak has caused significant disruption to the financial markets and international supply chains, which can substantially depress global business activities, restrict access to capital and result in a long-term economic downturn that would negatively affect the group’s operating results. It might also cause severe instabilities of transactions, which will in turn negatively affect the business in the future. While there have been intensifying efforts to contain the spread of the COVID-19 by the governments of the countries and territories affected, the impact on which COVID-19 could have, is highly uncertain and depends on future developments, including new information that emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among others. The Group is in the process of analyzing its impact on the Group’s business performance.